Form 20-F
period 2018-12-31
LAIX Inc.
filed 2019-04-18
CIK 1742056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number: 001-38657

LAIX Inc.

(Exact Name of Registrant as Specified in Its Charter)

Not Applicable

(Translation of Registrant’s Name Into English)

The Cayman Islands

(Jurisdiction of Incorporation or Organization)

Bin Yu, Chief Financial Officer

3/F, Building B, No. 1687 Changyang Road

Yangpu District, Shanghai 200090

People’s Republic of China

Telephone: +86-21-3511-7188

Email: bin.yu@liulishuo.com

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American depositary shares, each American depositary share representing one Class A ordinary share Class A ordinary shares, par value US$0.001 per share*	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2018, there were 49,152,231 ordinary shares issued and outstanding, par value US$0.001 per share, being the sum of 29,476,557 Class A ordinary shares and 19,675,674 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                Accelerated filer  ☐                 Non-accelerated filer  ☒

                                                                                                    Emerging growth company   ☒

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☒

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes    ☒   No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

INTRODUCTION

Except where the context otherwise requires and for purpose of this annual report only:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one Class A ordinary share;

•	“LAIX,” “we,” “us,” “our company” and “our” are to LAIX Inc., its subsidiaries and its variable interest entities;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•

“monthly active users” or “MAUs” are to the number of registered users that launched our mobile app during a given month; we derive the average monthly active users in a certain period by computing the average of monthly active users of all months in that period;

•

“paying users” for a certain period are to users who make payments for any of our courses and services during that period; a user who makes payments across different courses and services offered on the same mobile app using the same registered account is counted as one paying user; a user who makes payments for the same course or service multiple times in the same period is counted as one paying user;

•

“gross billings” for a certain period are to the total amount of cash received from the sale of course packages in that period, net of the total amount of cash refunds paid to users in the same period;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Class A ordinary shares” are to our Class A ordinary shares, par value US$0.001 per share;

•	“Class B ordinary shares” are to our Class B ordinary shares, par value US$0.001 per share;

•	“shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.001 per share; and

•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8755 to US$1.00, the noon buying rate on December 31, 2018, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 12, 2019, the noon buying rate for Renminbi was RMB6.7039 to US$1.00.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information – D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the AI technology and education industries in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with users, content providers, third-party service providers and other stakeholders;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company – B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This annual report contains certain data and information that we obtained from various government and private publications. Statistical data in these publications also include projections based on a number of assumptions. The AI technology and education industries may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our ADSs. In addition, the rapidly evolving nature of the AI technology and education industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Our Selected Consolidated Financial Data

The following selected consolidated comprehensive loss data for the years ended December 31, 2016, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected cash flow data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2016 is derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statement of Comprehensive Loss
Net revenues	12,332	165,561	637,224	92,680
Cost of revenues(1)	(27,503)	(57,691)	(174,731)	(25,414)

Gross (loss)/profit	(15,171)	107,870	462,493	67,266
Operating expenses:
Sales and marketing expenses(1)	(28,534)	(283,055)	(705,414)	(102,598)
Research and development expenses(1)	(30,013)	(53,162)	(155,154)	(22,566)
General and administrative expenses(1)	(8,754)	(19,807)	(65,423)	(9,515)

Total operating expenses	(67,301)	(356,024)	(925,991)	(134,679)
Loss from operations	(82,472)	(248,154)	(463,498)	(67,413)
Other income/(expenses):
Interest income	2,671	934	2,732	397
Foreign exchange related (losses)/gains, net	(9,840)	7,144	(4,156)	(604)
Change in fair value of short-term investment	59	750	—	—
Other income/(expenses), net	413	2,172	1,016	148

Net loss before tax	(89,169)	(237,154)	(463,906)	(67,472)
Income tax expense	—	(5,606)	(24,160)	(3,514)

Net loss	(89,169)	(242,760)	(488,066)	(70,986)

Series A preferred share redemption value accretion	(3,601)	(3,105)	(1,978)	(288)
Series B preferred share redemption value accretion	(11,548)	(12,565)	(10,140)	(1,475)
Series C preferred share redemption value accretion	—	(11,147)	(15,899)	(2,312)

Net loss attributable to ordinary shareholders	(104,318)	(269,577)	(516,083)	(75,061)

Foreign currency translation adjustment, net of nil tax	12,995	(24,982)	16,403	2,386

Comprehensive loss	(76,174)	(267,742)	(471,663)	(68,600)

Net loss per ordinary share attributable to ordinary shareholders
—Basic and diluted	(5.28)	(13.59)	(19.17)	(2.79)
Weighted average number of ordinary shares used in per share calculation
—Basic and diluted	19,770,990	19,834,535	26,921,735	26,921,735

Note:

(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,257	1,341	667	97
Sales and marketing expenses	839	2,380	6,637	967
Research and development expenses	2,285	3,800	27,114	3,951
General and administrative expenses	139	997	11,055	1,611

Total	4,520	8,518	45,473	6,626

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet:
Current assets:
Cash and cash equivalents	41,301	416,483	344,722	50,138
Short-term investments	121,336	35,422	403,107	58,629
Accounts receivable, net	—	7,236	14,403	2,095
Prepayments and other current assets	2,959	21,907	109,552	15,933
Total current assets	165,596	481,048	871,784	126,795
Total assets	167,214	494,325	950,383	138,228
Total current liabilities	44,807	288,500	730,457	106,242
Total liabilities	46,307	290,408	731,489	106,392
Total mezzanine equity	286,946	651,904	—	—
Total shareholders’ equity (deficits)	(166,039)	(447,987)	218,894	31,836

The following table presents our selected consolidated cash flow data for the periods indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(38,591)	(60,120)	(112,942)	(16,427)
Net cash used in investing activities	(121,677)	69,901	(417,716)	(60,754)
Net cash provided by/(used in) financing activities	—	377,191	443,978	64,574

Net (decrease)/increase in cash and cash equivalents	(160,268)	386,972	(86,680)	(12,607)
Exchange rate effect on cash and cash equivalents	2,312	(11,790)	14,919	2,170
Cash and cash equivalents at beginning of the period	199,257	41,301	416,483	60,575
Cash and cash equivalents at end of the period	41,301	416,483	344,722	50,138

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We have a limited operating history in a new market at the intersection of the rapidly evolving AI technology and education industries and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

We have a limited operating history, which makes it difficult to evaluate our future prospects and ability to make profit. We launched our flagship mobile app, “English Liulishuo,” in 2013, and introduced our AI-powered DongNi English course in 2016. Through our mobile platform, we offer English learning products and services primarily based on AI technologies. Therefore, we operate at the intersection of AI technology and education industries, both of which are rapidly evolving. Our business model, on the basis of integration of AI technologies into language learning, is relatively new and we expect that it will continue to evolve as we grow.

We cannot assure you that we can successfully implement our business model. As the market and our business develop, we may modify our platform, products and services. These changes may not achieve expected results and may have a material and adverse impact on our results of operations and financial condition. Although our revenues have grown rapidly since we began monetization, due to our limited operating history, our past revenues and historical growth rate may not be indicative of our future performance. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as an early-stage company operating in a new market, including, among other things, our ability to expand our user base and convert non-paying users into paying users, provide high-quality products and services, enhance our technology and data capabilities, build our reputation and promote our brand, improve our operational efficiency, attract, retain and motivate talented employees, and anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

If we are not able to continue to attract and retain users, convert non-paying users into paying users, and increase spending of paying users on our products and services, our business and prospects may be materially and adversely affected.

We generate revenues primarily from users paying for our courses and services. Therefore, our ability to attract and retain users, convert our non-paying users into paying users, and increase spending of paying users on our courses and services is critical to the continued success and growth of our business. Such ability primarily depends on the overall experience we provide to our users, as well as the actual or perceived effectiveness of our courses.

Although we have been able to develop a large and rapidly growing user base, to continue to do so, we must attract users by continuing to build our brand and reputation as an effective English learning platform, as well as effectively market and precisely target our products and services to prospective users. To retain and engage our user base, we must provide personalized, superior user experience, offer quality courses and content covering a wide range of interests and formats, introduce effective learning products and services, develop engaging platform features, and build and manage a sticky user community.

However, we cannot assure you that our users will consider their experience satisfactory or our products and services effective. For example, users who cannot make a progress or feel like they are not making progress may attribute such failure to the ineffectiveness of our courses. In addition, some users may encounter trouble in navigating our mobile apps or experience technical difficulties, such as failure of our mobile apps to correctly recognize and properly record speech. Further, our users may not be satisfied with their experience with Weixin-based study groups, which may be caused by our online study advisors or by other users in the group. They may not like the mechanism of having a separate Weixin-based study group, and find the social interactive features of our mobile apps inadequate.

If we fail to address, among other things, any of the foregoing challenges, users may become frustrated by or dissatisfied with our products and services, and may leave our platform without making purchases, and paying users may discontinue using our products and services. As a result, our business, results of operations and financial condition could be materially and adversely affected.

The success and future growth of our business relies to a large extent on the public recognition and acceptance of our AI-powered education approach, the actual and perceived effectiveness of such education approach and mobile apps as learning tools.

Our products and services are primarily AI-driven, with AI technologies built into the core of our courses, which transforms the traditional approach to education. We operate our courses and services on our mobile platform, whereas it is customary in the education industry to have in-person teaching. The general public, many of whom are our potential users, may not recognize and accept the concept of learning on a mobile app rather than from a human teacher. They may also have concerns over the feasibility and effectiveness of our AI teacher and our products and services, considering that our business model is relatively new and there are few player with proven track records in the market. If our users are unable to experience actual improvements of their English proficiency after spending a reasonable amount of time with our AI teacher, they may consider our education approach ineffective. As a result of the foregoing, the general public may not choose our products and services, and may stick with traditional in-person teaching. If we fail to educate and show existing users and potential users about the value and the effectiveness of our innovative approach as well as further promote our products and services, our growth will be limited and our business, financial performance and prospects may be materially and adversely affected.

We have incurred, and in the future may continue to incur, net losses.

We have incurred significant losses in the past. We incurred net losses of RMB89.2 million in 2016, RMB242.8 million in 2017 and RMB488.1 million (US$71.0 million) in 2018. We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, such as our research and development expenses, or by reducing our operating expenses as a percentage of our net revenues, especially our sales and marketing expenses. There can be no assurance that we will achieve this goal, and we may continue to experience losses in the future.

We may fail to continue to develop, innovate and utilize our technologies, especially AI technologies, which are core to our success.

We believe our technologies are core to our success and are critical to the implementation of our business model. Our products and services are empowered by our technologies, especially our AI technologies. We also rely on our data and technology capabilities to build and maintain our platform and infrastructure. We cannot assure you that we can keep up with the fast pace of the technology industry, and continue to develop, innovate and utilize our proprietary capabilities. In particular, the application of AI technology in education is still at an early stage and under exploration. New solutions and technologies developed and introduced by competitors could render our technology obsolete. Developing and integrating new technologies into our existing programs and algorithms could be expensive and time-consuming. We may not succeed in developing and incorporating new technologies at all. If we fail to continue to develop, innovate and utilize our technologies effectively and on a timely basis, our business, financial performance and prospects could be materially and adversely affected.

We may not be able to develop and introduce new products and services or upgrade existing products and services to meet changing user preferences in a timely and cost-effective manner, which may adversely affect our business, financial performance and prospects.

To attract users to our platform and keep our existing users engaged, we must introduce new products and services and upgrade our existing products and services to meet users’ evolving preferences. Users come to our platform aiming to improve their English proficiency, which is a general and broad concept. It is difficult to predict the preferences of a particular user or a specific segment of users. Changes and upgrades to our existing products and services may not be well received by our users, and newly introduced products and services may not achieve success as expected. Going forward, we may also introduce new products and services in areas beyond English learning, with which we have little or no prior experience. Such efforts may require us to make substantial investment in additional human capital and financial resources. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. If we fail to improve our existing products and services and introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our financial performance and prospects may be adversely affected.

We incur significant expenses on and devote significant resources to generating and acquiring user traffic from third-party channels.

We may not be able to promote awareness of our brand and achieve widespread acceptance of our business model to increase direct access to our platform. Therefore, a significant portion of user traffic to our platform is generated from third-party channels, such as app stores of various major mobile brands as well as social network platforms. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. We incurred branding and marketing expenses of RMB15.8 million in 2016, RMB165.1 million in 2017 and RMB350.7 million (US$51.1 million) in 2018. Our ability to convert user traffic to registered users and retain that user base depends on users’ satisfaction with the quality of our products and services offered on our platform. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.

If fewer users are motivated or inspired to improve their English proficiency, the demand for our products and services may decline, which may in turn adversely affect our business and results of operations.

Users choose our products and services to improve their English proficiency for various reasons. Some would like to study abroad in the future, some would like to be able to communicate in English at work, and some simply wish to improve their English pronunciation. However, without a specific target, such as standardized test preparation or improving grades at school, user demands for our products and services may be elastic. Some users may become less motivated or inspired to learn English or become occupied by work or other interests, and discontinue learning English. Some users may switch to products and services more specifically targeted at test preparation or designed to fit school curricula. If demand for our products and services decline, our business and results of operations may be adversely affected.

We may not be able to successfully execute our strategies and effectively manage our growth and the increasing complexity of our business, which could negatively impact our brand, financial performance and prospects.

We continue to experience rapid growth in our business, which will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as we execute our strategies, and expand our operations, data and technology, sales and marketing, and general and administrative functions. We expect our expenses to continue to increase in the future as we acquire more users, launch new technology development projects and build additional technology infrastructure. Continued growth could also strain our ability to maintain the quality and reliability of our platform, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. We may expand into geographic areas where we do not have experience with local regulations or regulators or where local market conditions are unfavorable for our business model. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition could be harmed.

For example, we may face additional challenges as we implement our strategy to attract a more global user base. We may be subject to laws and regulations of other jurisdictions that are more stringent, which may significantly increase our compliance costs and adversely affect our results of operations and financial condition. In addition, we may not able to effectively attract global users and collect sufficient data to train our AI teacher, which may in turn impair the effectiveness of our products and services. Furthermore, we may not be able to generate sufficient revenue from the global market and offset the costs incurred by the expansion, which could negatively impact our financial performance and prospects.

We face competition from players in multiple industries and may fail to compete effectively.

We potentially could face competition not only from providers of online and offline education services, but also from technology and internet players, especially those actively developing AI technology. Our success in competing against other education services, including English learning services and mobile-enabled education services, is primarily dependent on our ability to improve users’ learning efficiency and effectiveness, provide quality learning content and promote our brand. Technology and internet players that are larger than us may devote more resources to research and development, introduce new technology faster than us or have capabilities more advanced than ours. We also compete with them for talent with technological expertise, which is critical to the sustained development of our technology and products and services. We will also face increased competition as we expand our operations, and our competitors in new markets we expand into may have more experience than us in operating in those markets. Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. If we fail to compete effectively, our business, financial performance and prospects will be materially and adversely affected.

Our business and results of operations may be harmed by any failure to maintain and enhance the value of our brand, as well as any negative or malicious publicity about us.

Market recognition of our brand is critical for us to remain competitive. Our ability to maintain and enhance brand recognition and reputation depends primarily on the perceived effectiveness and quality of courses provided by our AI teacher. We may also engage in branding efforts such as marketing campaigns and online advertising. Our branding efforts, however, may not be successful and receive anticipated results, and we may incur significant branding costs along the way. If we are unable to maintain and further enhance our brand recognition and reputation and promote awareness of our products and services, we may not be able to maintain our current level of users, and our results of operations may be materially and adversely affected. Furthermore, any negative or malicious publicity relating to our company, our products and services could harm our brand image and in turn materially and adversely affect our business and results of operations.

We may not be able to successfully diversify our revenue streams.

We generate revenues primarily from our DongNi English course, which is powered by our AI teacher. In supplement to the standard courses, we also provide practice IELTS speaking tests, a dedicated course package for pronunciation improvement, and premium services which involve contract human teachers. Moreover, we began monetization of LiuLi Reading, a new paid course allowing our users to read articles from reputable overseas publishers with learning tips and quizzes, in the first quarter of 2018. In addition to individual users, we provide enterprise services to corporate customers. Going forward, we may further expand our offerings to diversify our revenue streams and user base. However, we may not be successful in doing so. For example, not every enterprise has an incentive to acquire training to improve their employees’ English proficiency, and the growth in our corporate clientele may reach a bottleneck. Our test-preparation and premium services may not reach the same level of acceptance as our standard courses. Our new offerings in areas other than English learning may fail to address the demands and preferences of users. If we cannot successfully diversify our revenue streams, our future growth will be hindered.

Our success relies on the continuing efforts of our senior management team and qualified key personnel, and our business may be harmed if we are unable to retain or motivate them.

Our business operations depend on the continued services of our senior management team and qualified key personnel, particularly our three founders and the executive officers named in this annual report, as well as our AI scientists.

Although we have provided different incentives to our senior management team, we cannot assure you that we can continue to retain their services. One or more of our key executives may be unable or unwilling to continue in their present positions. Meanwhile, we have also provided attractive compensation packages to our qualified key personnel. However, considering the intense market demand and competition for qualified and skilled personnel, especially for AI scientists, we may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for qualified and skilled personnel have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and resources in training our employees, which increases their value to competitors who may seek to recruit them.

If we are unable to retain the services of our senior management team or qualified key personnel, we may not be able to find suitable replacements or may incur significant expenses in finding such replacements, thus our future growth may be constrained, our business may be severely disrupted and our results of operations and financial condition may be materially and adversely affected. In addition, although we have entered into confidentiality and non-competition agreements with our senior management team and qualified key personnel, there is no assurance that any member of our senior management team or any of our qualified key personnel will not join a competitor. In the event that any dispute arises between us, on one hand, and any of our senior management and qualified key personnel, on the other hand, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Failure to effectively train and efficiently manage our online study advisors and our premium services teachers may materially and adversely affect the effectiveness of our courses, as well as harm our reputation and results of operations.

Our in-person services are provided primarily through our online study advisors, or OSAs. Our OSAs manage the Weixin-based study groups, which users of DongNi English and Authentic Pronunciation can join. Our OSAs help motivate users and monitor their progress, and respond to users’ queries through these study groups. As they are the ones who interact directly with our users, they are critical to the quality of user experience and our reputation. As of December 31, 2018, we had over 1,600 online study advisors and the average number of users managed by each online study advisor was approximately 500. With the rapid increase of our user base, we face increasing challenges in managing the capacity of our online study advisors and the quality of their services. We generally seek to hire and train qualified and dedicated personnel who have a strong command of the English language and are capable of delivering innovative and inspiring instructions. We train our online study advisors when they are on board and also provide continued training to ensure that they stay abreast of changes in user demands, user preference and other key matters necessary to provide services effectively. However, we may not be able to recruit, train and retain a sufficient number of them while maintaining consistent service quality. A shortage of qualified online study advisors or a decrease in the quality of their service, whether actual or perceived, or a significant increase in compensation for us to retain those qualified staff, would have a material adverse effect on our business, results of operations and financial condition.

In addition, our premium services include tutoring sessions with contract human teachers. We have certain selection criteria for and provide on-board training to those teachers. We have also implemented performance reviews on a regular basis and users rating mechanism to monitor the teaching quality. However, we may not be able to train and effectively manage our premium services teachers, which may result in an unsatisfactory user experience. As a result, the effectiveness of our courses may be impaired and would in turn have a material adverse effect on business, results of operations and financial condition.

If our AI program or algorithms contain material defects, we may incur significant expenses to remediate such defects, which may cause reputational damage and market share loss.

Our courses are powered by our AI programs and algorithms, which address complex challenges in adaptive learning, autoscoring, speech recognition, grammar error detection, pragmatic error detection, synonym analysis and semantic understanding. If any part of our AI program or algorithms contains material defects, not only the corresponding portion of our courses would be impaired, but also the overall function of products and services. We may incur significant expenses to remediate such defects, or may not be able to correct them at all. We have not experienced any material defects to date, but there can be no assurance that our AI programs and algorithms are flawless. If any incidents of material defects took place, our user experience would be significantly harmed, and users may lose confidence and trust in our courses. As a result, we may incur significant reputational damage and market share loss.

We may face risks arising from our business operations without proper ICP License, which may materially and adversely affect our business, financial condition and operational results.

Regulation on value-added telecommunications services, or VATS, in China is strict and has been developing, while the interpretation and enforcement of relevant laws and regulations has been and continues to be uncertain. Pursuant to the PRC Regulations on Telecommunication, in order to engage in VATS, a service provider must obtain a value-added telecommunications business operating license, or VATS License, from the MIIT or its provincial level counterparts. According to the Administrative Measures on Internet Information Services, an internet information service provider is required to obtain a VATS License with the approved business scope of “internet information service,” or an ICP License. The operation of internet information service absent the ICP License would result in confiscation of illegal revenues generated from the provision of such service as determined by the competent government authority, imposition of fines up to several times such illegal gains, and under serious circumstances, suspension of the illegal operation.

Through one of our VIEs, Shanghai Liulishuo, we have provided online English learning courses and services through mobile apps since 2013. Prior to the promulgation of the Classified Catalog of Telecommunications Services (2015 Version), effective from March 2016, or the 2016 MIIT Catalog, the scope of VATS was defined in an earlier version of the catalog. Pursuant to that previous version of the catalog, information service, categorized as a type of VATS, was defined as “the voice information services (telephone information services) or online information and data retrieval and other information services directly provided for end users through the fixed networks, mobile networks or internet and other public communications networks by means of information gathering, development, processing and the construction of the information platform.” It was unclear whether information service provided through our mobile apps fell in the scope of VATS. The 2016 MIIT Catalog revised the definition of information service as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Further, MIIT issued a Q&A to clarify certain issues in implementing the 2016 MIIT Catalog, which requires internet information service providers that provide service through mobile apps to obtain an ICP License. However, different local authorities may have different interpretations and implementation in practice.

In order to adapt to the regulatory requirements, we applied and obtained an ICP License through Shanghai Liulishuo in May 2018 from the competent government authority, Shanghai Communications Administration, for our two currently operating mobile apps, namely “English Liulishuo” and “IELTS Liulishuo.” In January 2019, we further updated the ICP License to cover our “LiuLi Reading” mobile app. We may continue to launch new products that require an ICP License. However, we cannot assure you that we will be able to obtain approval from Shanghai Communications Administration for the expansion of license coverage in a timely manner or at all, nor can we assure you that our operations before the ICP License was obtained or the coverage of which was properly expanded will not be regarded by the MIIT or its local counterpart as historical non-compliance, in which case we may be subject to penalties. Our business, financial condition, expected growth and prospects would be materially and adversely affected if we were subject to such penalties.

We may fail to protect our intellectual propery rights effectively, or may face intellectual property infringement claims and other claims of third-party rights, which may be expensive to defend and may disrupt our business and operations.

We possess a series of intellectual properties which are important to our business and operations. However, we cannot assure you that we will be able to protect our intellectual properties in an effective way. On the other hand, we also cannot assure you that our operations, including courses and services, our technologies and mobile platforms, or any aspects of our business do not or will not infringe upon or violate intellectual property rights (including but not limited to trademarks, patents, copyrights, know-how) or other rights (including but not limited to portraiture right) owned or held by third parties.

We may be subject to legal or administrative proceedings and claims relating to intellectual property rights or other rights of third parties in the future. For example, we have submitted application for trademark registration for the logo “ ” we used in our daily operation, however, such application in class 41 (mainly related to education, training and recreational activities), which is the classification for the trademarks in terms of their use, has been rejected due to alleged similarity to existing registered trademarks. We have claimed against the Trademark Bureau for such rejection but failed in the first instance. We have submitted appeal for the case related to trademark application in class 41. The appeal is still pending for judgement. If we fail to register such logo in any trademark classes relevant to our business operations (including class 41) successfully, third parties would be able to use such logo under unregistered class without our authorization and we may even be subject to claims by third parties for infringement by using such logo.

There may be certain unauthorized third-party content on our platform and our products, services or other aspects of our business may infringe third-party intellectual property rights, portraiture right or other rights without our awareness. To the extent that our employees or consultants use intellectual property owned by others or unauthorized portraits in their work for us, disputes may arise as to the rights in related know-how and inventions, portraits and other proprietary assets. In addition, we previously had an online community open for all users on the English Liulishuo app, namely Liuliba. Although we have removed Liuliba from the English Liulishuo app, content previously posted by our users on such Liuliba platform, may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. In particular, our users was able to share English learning materials or methods with other users by posting a video, audio clip or other forms of content on Liuliba, which may subject us to claims of infringement of third-party intellectual property rights or other rights contained in the copyrighted video, audio clip or other forms of content. Although we had required our users to post only legally compliant and non-offensive materials, a third party may still find user-generated content used to be posted on our platform infringing intellectual property rights or other rights or offensive and take action against us in connection with such content. Holders of such intellectual property rights or other rights may seek to enforce such rights against us in China, the United States or other jurisdictions for any historical infringement by our users. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

The application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China, and the laws governing personal rights are still evolving and remain uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property or relevant contents, and we may incur licensing or usage fees or be forced to develop alternatives of our own. As a result, our reputation may be harmed and our business and financial performance may be materially and adversely affected.

We may not be able to prevent others from making unauthorized use of our intellectual property, and may incur increasing costs to protect us against such infringements. If we fail to protect our intellectual property rights, our brand and business may suffer.

We regard our patents, software registrations, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we depend, to a large extent, on our ability to develop and maintain the intellectual property rights relating to our technology and course materials. We have devoted considerable time and resources to the development and improvement of, among others, our websites, mobile apps and our course materials.

We primarily rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our management, employees and others, as well as the contractual arrangements with third-party consultants in connection with product or learning content development, to protect our proprietary rights. See “Item 4. Information on the Company – B. Business Overview – Intellectual Property.” However, we cannot assure you that such existing measures are sufficient and effective. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Monitoring and preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, results of operations and financial condition.

Privacy concerns relating to our platform and the handling of user information could damage our reputation, and deter current and potential users and other customers from using our products and services.

Our platform stores and processes certain personal and other sensitive data provided by our users. Personally identifiable and other confidential information is subject to increased regulations in domestic and international jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any personal information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We have already implemented certain technical measures to address the privacy concerns. However, we cannot assure you that our existing measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations and financial condition. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

Any breaches to our security measures, including unauthorized access, computer viruses and cyber-attack, may adversely affect our database, reduce the use of our platform, impact our users’ experience and privacy as well as damage our reputation and brand names.

The massive volume of data that we process and store makes us or third-party service providers who host our servers an attractive target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect our database, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Even though we have not experienced any cyber-attack or other incidents of similar nature, any accidental or willful security breaches or other unauthorized access to our platform could cause confidential information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with users and other customers could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

The PRC Cyber Security Law, effective on June 1, 2017, stipulates that a network operator, including internet information service provider among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. We are making efforts to comply with the applicable laws, regulations and standards, there can be no assurance that our measures will be effective and sufficient under the PRC Cyber Security Law. If we were found by the regulatory authorities to have failed to comply with the PRC Cyber Security Law, we would be subject to warnings, fines, confiscation of illegal revenue, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability and our business, results of operations and financial condition would also be adversely affected. In addition, in light of the evolving regulatory framework of China for the protection of information in cyberspace, we may be subject to uncertainties of and adjustments to our business practices, which may incur additional operating expenses and adversely affect our results of operations and financial condition.

Any significant disruption in service on our platform or in our computer systems, including events beyond our control, could reduce the attractiveness of our platform and services and result in a loss of users.

In the event of a platform outage and physical data loss, the performance of our platform and services would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, services and underlying technology infrastructure are critical to our operations and reputation and our ability to retain existing and attract new users. Our servers and backup system are hosted and maintained at cloud servers by a third-party service provider. Our operations depend on the ability of such third-party service provider to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to the facilities of such third-party service provider, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

Any interruptions or delays in the availability of our platform or services, whether as a result of third party or our error, natural disasters or security breaches, whether accidental or willful, could harm our reputation and our relationships with users and other customers. Additionally, we do not maintain business interruption insurance or general third-party insurance. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage.

These factors could damage our brand and reputation, divert our employees’ attention and subject us to liability, any of which could adversely affect our business, results of operations and financial condition.

We may be held liable for information or content displayed on, retrieved from or linked to our platform or posted by us on other platform, which may materially and adversely affect our business and results of operations.

The PRC government has adopted regulations governing internet access and distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, contains terrorism, extremism, content of force or brutality, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and criminal liabilities. In the past, failure to comply with these requirements has resulted in the closure of certain websites. The website operator may also be held liable for the censored information displayed on or linked to the website.

According to the Administrative Provisions on Mobile Internet Applications Information Services promulgated by the Cyberspace Administration of China, or CAC, effective in August 2016, providers of mobile apps may not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We are required to adopt and implement management systems of information security and establish and improve procedures on content examination and administration. We must adopt such measures as warning, restricted release, suspension of updates and closure of accounts, keep relevant records, and report unlawful content to competent government authorities. We have implemented internal control procedures screening the information and content on our mobile apps to ensure their compliance with these provisions. However, there can be no assurance that all the information or content displayed on, retrieved from or linked to our mobile apps complies with the requirements of the provisions at all times. If our mobile apps were found to violate the provisions, we may be subject to administrative penalties, including warnings, service suspension or removal of our mobile apps from the relevant mobile app store, which may materially and adversely affect our business and results of operations.

Under current PRC laws and regulations, an information service provider that reposts news for internet publication shall first obtain a license from CAC or its local counterpart, and shall repost news issued by domestic news entities within such scope as prescribed by the government. The reposting of news published by foreign media is generally prohibited without prior approval. Certain learning materials we provide on our platforms, particularly the “LiuLi Reading” app, are from foreign media. Due to the ambiguity of the definition of “news” under the current PRC laws and regulations, we cannot assure you that our provision of such materials will not be deemed as illegally reposting foreign news by the relevant PRC government authorities, which will subject us to various penalties, including fines and suspension of such provision.

We may also become involved in governmental investigation or exposed to administrative penalty relating to content posted by us on our and other platforms. For example, we received a fine of RMB100,000 in 2018 due to the use of certain exaggerating and inaccurate phrases regarding our platform which violated PRC Advertisement Law. We have paid such penalty as required by the administrative order from the competent authority.

In addition, we may also be subject to intellectual property infringement claims or other allegations as the content posted by us or our users on our online platform may infringe intellectual property or other rights held by any third party. See “—Risks Relating to our Business—We may face intellectual property infringement claims and other related claims of third-party rights, which may be expensive to defend and may disrupt our business and operations.”

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of the software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for users and other customers, delay introductions of new features or enhancements, result in errors or compromise our ability to protect data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of users or other customers or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

We may not be successful in developing or maintaining relationships with key participants in the mobile industry or in developing products and services that operate effectively with these operating systems, networks, devices and standards.

We make our products and services available on both iOS and Android systems across a variety of mobile devices. We depend on the interoperability of our products and services with popular devices and mobile operating systems that we do not control. Any changes in devices or their systems that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect usage of our products and services. We may not be successful in developing relationships with key participants in the mobile industry or in developing services that operate effectively with their operating systems, networks, devices and standards. We also cooperate with key participants in the mobile industry to put our products on the front page of their respective apps stores and label our products as recommended, which helps us attract prospective users. If we cannot maintain such relationships at reasonable costs or at all, we may not get sufficient exposure on their respective platforms, which will impair our ability to acquire traffic. Moreover, we are subject to the terms, policies and conditions of the app stores. If any of the key participants finds us to be in violation of the terms, policies and conditions of its app store, it may seek economic damages from us or remove our products from its app store. Such incident would also harm our relationship with the key participant. Further, if the number of systems, networks and devices for which we develop our products and services increases, it will result in an increase in our costs and expenses, and adversely affect our net margin and results of operations.

We utilize payment collection channels to collect proceeds from our paying users’ purchases. Any failure by those payment collection channels to process payments effectively and securely may materially and adversely affect our revenue realization and brand recognition.

We depend on the billing and payment systems of third parties such as online third-party payment processors to maintain accurate records of payments of sales proceeds by paying users and collect such payments. We receive periodic statements from these third parties which indicate the aggregate amount of fees that were charged to paying users of our courses and services. Our business and results of operations could be adversely affected if these third parties fail to accurately account for or calculate the revenues generated from the sales of our courses and services. If there are security breaches or failure or errors in the payment process of these third parties, our user experience may be affected and our business results may be negatively impacted.

Failure to timely collect our receivables from third parties whose billing and payment systems we use and third-party payment processors may adversely affect our cash flows. Our third-party payment processors may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us or fail to pay us at all. Any delay in payment or inability of current or potential third-party payment processors to pay us may significantly harm our cash flow and results of operations.

We also do not have control over the security measures of our third-party payment service providers, and security breaches of the online payment systems that we use could expose us to litigation and possible liability for failing to secure confidential customer information and could, among other things, damage our reputation and the perceived security of all of the online payment systems that we use. If a well-publicized internet security breach were to occur, users concerned about the security of their online payments may become reluctant to purchase our products through payment service providers even if the publicized breach did not involve payment systems or methods used by us. In addition, billing software errors could damage user confidence in these payment systems. If any of the above were to occur and damage our reputation or the perceived security of the payment systems we use, we may lose paying users as they may be discouraged from purchasing products or services on our platform, which may have an adverse effect on our business and results of operations.

Our operations depend on the performance of the public communications infrastructure in China.

Almost all access to mobile and internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s public communications networks, such as mobile, internet or the fixed telecommunications networks. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the public communications infrastructure in China will be able to support the demands associated with the continued growth in usage. In addition, we have no control over the costs of the services provided by public communications service providers. If the prices we pay for their services rise significantly, our financial performance may be adversely affected. Furthermore, if mobile access fees or other charges to mobile users increase, our user traffic may decline and our business may be harmed.

We rely on Weixin, a third-party social network program, to conduct parts of our courses and deliver a significant portion of our services.

We rely on Weixin, a third-party social network program, to support our AI-powered courses and deliver a significant portion of our communications with users. In particular, our paying users are invited to join Weixin-based study groups conducted by our online study advisors, who then provide more personalized assistance as well as engage in cross-selling efforts on Weixin. If we are not able to conduct the foregoing activities on Weixin or have to incur significant expenses in doing so, we may have to move the functions to our own platform or other third-party platform. However, as Weixin is one of the largest social platforms in China, other platforms that do not have the same level of user base and user engagement may not be as effective as Weixin in performing the foregoing functions. Therefore, any interruption to or discontinuation of our cooperative relationship with the operator of Weixin may severely and negatively impact our ability to deliver our services to users.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

For the fiscal year ended December 31, 2018, we are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2016 and 2017 included in our registration statement on Form F-1 filed in connection with our initial public offering, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2017. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures; to address complex U.S. GAAP technical accounting issues; and to prepare and review our combined financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. We have implemented and are continuing to implement a number of measures to address the material weakness identified. To remedy our identified material weakness, we started to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements.However, such measures have not been fully implemented in the limited time that elapsed since our initial public offering and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2018. See “Item 15. Controls and Procedures – Internal Control over Financial Reporting.”

We cannot assure you that we will be able to continue to implement an effective system of internal control, or that we will not identify material weaknesses or significant deficiencies in the future. We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Moreover, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets, and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail, and may result in equity and earnings dilution and significant diversion of management attention.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. This may include opportunities to expand our service offerings and strengthen our technology and data capabilities. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets, significant diversion of management attention and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We may make investments from time to time in facilities, hardware, software, technological systems and other projects to remain competitive. Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing results of operations. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Failure to comply with PRC labor laws and make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to register with governmental authorities and participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. In addition, companies registered in China are required to apply for work permits for their foreign employees. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made adequate employee benefit payments in strict compliance with the relevant PRC regulations for and on behalf of our employees and have also been reliant on third-party service provider to pay social benefits mainly for our employees based outside of Shanghai. Our failure in making contributions to various employee benefit plans in strict compliance with applicable PRC labor-related laws may subject us to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. Further, we recruit foreign employees from time to time, but we may not be able to obtain requisite work permit for all of them in a timely manner. Our failure to timely obtain work permit for our foreign employees may subject us to penalties and we may be unable to hire such foreign employees. If any of the foregoing were to occur, our financial condition and results of operations may be adversely affected.

We have granted and may continue to grant restricted shares, share options and other share-based awards in the future, which may result in increased share-based compensation expenses.

We adopted a 2014 Equity Incentive Plan, or the 2014 Plan, and a 2018 Share Incentive Plan, or the 2018 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. For further detailed information, please refer to “Item 6. Compensation – B. Share Incentive Plans.” For the years ended December 31, 2016, 2017 and 2018, we recorded RMB4.5 million, RMB8.5 million and RMB45.5 million (US$6.6 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we are not able to control our labor costs in an effective way, our business, results of operations and financial condition may be adversely affected.

Our labor costs are primarily incurred in China and the United States. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Shanghai. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In the United States, various federal and state labor laws govern the relationship with our employees and affect our labor costs, which covers workers’ compensation rates, mandatory health benefits and other wage and benefit requirements.

We expect that our labor costs both in China and the United States, including wages and employee benefits, will continue to grow as our business grows in scale. Significant additional government-imposed increases in the jurisdictions where we have operations may affect our profitability and results of operations, unless we are able to pass on these costs to our users by increasing prices of our programs.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns about the relationship between China and other countries, including surrounding Asian countries, which may potentially lead to foreign investors closing down their business or withdrawing their investment in China. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Recent changes in U.S. trade policies, including new tariffs on imports from China generally, and reactions by a number of markets including China in response to these U.S. actions, may have a material adverse effect on global economic conditions and the stability of global financial markets, and they may significantly reduce global trade and, in particular, trade between China and the United States. Our users and other customers may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

We have limited insurance coverage of our operations, which may expose us to significant costs and business disruption.

The insurance industry in China is still in an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain property insurance, product liability insurance or key-man insurance. We consider this practice to be reasonable in light of the nature of our business and the insurance products that are available in China and in line with the practices of other companies in the same industry of similar size in China. Any uninsured risks may result in substantial costs and the diversion of resources, which could adversely affect our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in China and globally. Our operations could be disrupted if one of our employees is suspected of having H1N1 flu, avian flu or another epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general.

We are also vulnerable to natural disasters and other calamities. Our servers and back system are hosted and maintained at cloud servers by a third-party service provider. We cannot assure you that such third-party service provider will have adequate measures to protect itself from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.

We are subject to risks relating to our leased properties

Currently, all of our offices are on leased premises. We may not be able to successfully maintain, extend or renew our leases upon expiration of the current terms on commercially reasonable terms or at all, and may therefore be forced to relocate to new offices. Besides, pursuant to relevant PRC laws and regulations, land that acquired through governmental allocation is prohibited from leasing without prior approval from competent governmental authorities. Otherwise, the relevant government authority may revoke such leases and take back these leased properties without compensation. Currently, certain of our leased properties are on land acquired through governmental allocation. If such lease agreements are revoked by the relevant government authority, we may therefore be forced to relocate to new offices.

Further, we have entered into certain lease agreements with parties who have not provided evidence of proper legal title to the leased premises or authorization from the legal owners for sublease of the premises. If such parties are not the legal owners, nor have they obtained the proper authorization from the legal owners of the premises, and the actual owners successfully challenge the validity of the relevant leases, we would be forced to relocate.

In the event we are forced to relocate, we may not be able to locate desirable alternative sites for our offices in a timely and cost-effective manner and the relocation of any of our offices may disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, although we may seek damages from the counterparties to the lease agreements, there can be no assurance that we would be able to collect such damages or the damages we collected could cover our relocation expenses.

We have not registered our lease agreements with the relevant government authorities. Under the relevant PRC laws and regulations, we may be required to register and file with the relevant government authority executed leases. The failure to register the lease agreements for our leased properties will not affect the validity of these lease agreements, but the competent housing authorities may order us to register the lease agreements in a prescribed period of time and impose a fine ranging from RMB1,000 to RMB10,000 for each non-registered lease if we fail to complete the registration within the prescribed timeframe.

Risks Relating to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as internet information services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce which does not apply to us) and major foreign investor must typically have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures (Negative List) for the Access of Foreign Investment promulgated in June 2018, or, prior to the enactment of which, the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended, and other applicable laws and regulations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct operations in China through our VIEs. Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Zhuhai Xinran Consulting and Management Co., Ltd., Ningbo Meishan Bonded Port Zhimei Fifth Equity Investment Partnership (Limited Partnership), Jiwei Enterprise Management and Consulting (Shanghai) Co., Ltd., Mr. Gu Jiong, and two other shareholders hold 37.32%, 10.51%, 6.11%, 11.88%, 11.88%, 10.38%, 5.56% and 6.36% equity interests in Shanghai Liulishuo, respectively. Each of Shanghai Mengfan and Jiangsu Liulishuo have the same shareholding structure as Shanghai Liulishuo. We have entered into a series of contractual arrangements with each of our VIEs and their respective shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC laws. Because of these contractual arrangements, we are deemed the primary beneficiary of our VIEs, and hence consolidate their financial results as our variable interest entities under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company – A. History and Development of the Company.”

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our WFOE and our VIEs currently does not violate applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, our VIEs and their respective shareholders governed by PRC law currently are valid, binding, and do not violate applicable PRC laws or regulations currently in effect, except that the pledges on the equity interests in our VIEs would not be deemed validly created until they are registered with the competent administration of industry and commerce. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, the Foreign Investment Law promulgated by the PRC National People’s Congress in March 2019, which will become effective from January 1, 2020,may impact our current variable interest entity structures. See “—Risks Relating to Doing Business in China— Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” Additionally, in August 2018, the Ministry of Justice of the People’s Republic of China published the Amendment to the Implementation Rules for Private Education Law (Draft for Approval), or the Draft Amendment for Private Education Law, for public review and comments. While there remains substantial uncertainty with respect to the final content, effective date, interpretation and implementation of the Draft Amendment for Private Education Law, if enacted into law, related party transactions to which a private school (including a private training education institution) is a party would be required to be concluded on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students, which could potentially impact our contractual arrangements with our VIEs. Please see “—Risks Relating to Doing Business in China—We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular.”

If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	shutting down our servers or blocking our mobile apps, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledge of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•

restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on variable interest entity contractual arrangements to conduct a significant part of our operations in China. We rely on contractual arrangements with Shanghai Liulishuo, Shanghai Mengfan, Jiangsu Liulishuo, and their respective shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company – C. Organizational Structure — Contractual Arrangements with Our VIEs and Their Respective Shareholders.” The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that our VIEs and their respective shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over our VIEs.

If our VIEs or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. Significant uncertainties remain regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. Moreover, the shareholders of the VIEs shall pledge all equity interests they hold in the VIEs to our WFOE pursuant to the equity pledge agreements. As of the date of this annual report, we have registered the equity pledges for Shanghai Liulishuo and Shanghai Mengfan with the local branch of the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation), or the SAIC, in accordance with PRC laws to perfect their respective equity pledges, and are still in the process of completing such registration for Jiangsu Liulishuo. If any of the shareholders of our VIEs incur any liabilities, such equity interests they hold in our VIEs may be subject to recourse by their third-party creditors, before equity pledge registration is completed. In such case, our rights under these contractual arrangements will be adversely affected. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

A significant portion of equity interests in our VIEs are held by our shareholders, directors and executive officers or affiliates thereof. They may have potential conflicts of interest with us. These equity interests holders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the equity interests holders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these equity interests holders and our company. For the equity interests holders who are also our directors and executive officers, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in what they consider in good faith to be in the best interests of our company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the equity interests holders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our VIEs and our VIEs’ shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing Yuguan’s taxable income. In addition, if Yuguan requests the shareholders of our VIEs to transfer their equity interest in or the assets of the VIEs at the price prescribed in the contractual agreements, and if such price is deemed below fair market value determined by the tax authority, or if the shareholders of our VIEs pay Yuguan any transfer price or distribution they receive in respect of the equity interests they hold in our VIEs according to the contractual arrangements, Yuguan may be subject to PRC income tax liabilities for such transactions. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our VIEs that are material to the operation of our business if the entities go bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, these entities hold certain assets that are material to the operation of our business. If our VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, dispose of any of its material assets (other than those occurring in the ordinary course of business), or create any security interest or other encumbrances on any of its assets for the benefit of any third party, without our prior written consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

Substantially all of our operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between industry sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and solutions and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since the PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company— C. Organizational Structure.” The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 FIL, which will become effective from January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in China. Pursuant to the 2019 FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in China, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within China, (iii) foreign investors investing in new projects in China solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although the 2019 FIL does not introduce the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor does it provide the “variable interest entity” structure as a method of foreign investment, as the 2019 FIL is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 FIL, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition.

We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.

On December 20, 2007, the State Administration of Press Publication Radio Film and Television, or SAPPRFT (currently known as the State Administration of Radio and Television), and MIIT, jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, which became effective on January 31, 2008 and was last amended on August 28, 2015. Among other things, the Audio-Visual Program Provisions stipulated that no entities or individuals may provide internet audio-visual program services without a License for Online Transmission of Audio-Visual Programs issued by SAPPRFT or its local bureaus or completing the relevant registration procedures with SAPPRFT or its local bureaus, and only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. On March 17, 2010, SAPPRFT promulgated the Tentative Categories of Internet Audio-Visual Program Services, or the Categories, clarifying the scope of internet audio-visual programs services, which was amended on March 10, 2017. The making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online is covered in the Categories. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

Our key English learning products are featured by AI teachers and as part of the components of our courses, we offer short English audio clips on our mobile apps for users to listen and repeat, and then user-recorded audios will be automatically generated, which can be repeatedly played by the users. In our premium service and live courses provided thereunder, which are supplemental to our standard courses, we deliver our courses in live streaming format where the foreign teachers are able to provide live courses to a limited number of specific users. The live audio/video data are transmitted through our mobile apps between the specific recipients instantly without any further redaction. We believe the AI-powered courseware we offer and the live courses we transmit distinguish us from general providers of internet audio-visual program services. However, we cannot assure you that the competent PRC government authorities will not take a view contrary to our opinion.

The Categories describe “internet audio-visual program services” in a very broad, vague manner and are unclear as to whether the contents we offer or are available on our platforms fall into the definition of “internet audio-visual programs.” The PRC government may find that our activities mentioned above or any other content offered on our mobile apps fall within the definition of “internet audio-visual programs” and thus are subject to the licensing requirement for internet audio-visual programs. We currently do not hold a License for Online Transmission of Audio-Visual Programs. If the PRC government determines that our content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, we may be required to obtain a License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant content.

We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular.

The principal regulations governing private education in China primarily consist of the PRC Education Law, the Law for Promoting Private Education, or Private Education Law, the Implementation Rules for Private Education Law and the Implementation Rules on the Supervision and Administration of For-profit Private Schools, or the Implementation Rules, as amended from time to time. These PRC laws and regulations on private education generally apply to the establishment and operation of all private schools, including schools and other education institutions, and provide that, among others, (i) the establishment of a for-profit private school shall be approved by the education authorities or the authorities in charge of labor and social welfare, (ii) such for-profit private schools should be registered with the competent branch of the SAIC, and (iii) a duly approved private school will be granted a private school operating permit. The Implementation Rules further provide that the provisions contained therein should be applicable to “for-profit private training institutions” in an analogous manner. Shanghai, has accordingly promulgated specific local regulations to clarify the requirements and procedures for establishing and operating private schools in December 2017, however, it expressly provided that management measures and regulations applicable to private training institutions that only provide online courses would be promulgated separately. As of the date of this annual report, no explicit local rules or guideline on regulation of online private training institutions have been promulgated in Shanghai, where our operating entity of our online platform and our VIE, Shanghai Liulishuo, was incorporated.

We operate online platform that provides online training programs through the internet, and our PRC subsidiaries and our operating entity of our online platform are registered with local counterparts of the SAIC as for-profit enterprises. As there lacks clear and consistent statutory interpretation regarding the implementation of the above laws and regulations, it is unclear how these regulatory requirements shall be applied to us. During our previous consultation with relevant governmental authorities, we were informed that we are not required to obtain a private school operating permit or other approval from education authorities or the authorities in charge of labor and social welfare for our operation of online education platform. However, we cannot assure you that the government authorities will not take a different view in the future. We may be required to obtain the above-mentioned, or any other approvals, licenses, permits or filings, or otherwise comply with additional regulatory requirements in the future, due to clarification or change in interpretation or implementation of laws and regulations in education industry, or promulgation of new regulations or guidelines regulating online education institutions.

In August 2018, the Ministry of Justice of the People’s Republic of China published the Draft Amendment for Private Education Law, for public review and comments, which is still subject to discussion, potential revision and adoption by the State Council before it becomes effective. Accordingly, substantial uncertainty remains with respect to its final content, effective date, interpretation and implementation. Nevertheless, such Draft Amendment for Private Education Law proposes changes, clarifications and additional requirements with respect to private schools in addition to the currently effective Private Education Law and relevant implementation rules. In particular, the Draft Amendment for Private Education Law clarifies that the scope of “private school” includes private training education institutions engaging in non-degree education, which could potentially include us. According to the Draft Amendment for Private Education Law, a for-profit private institution that provides online training education or an online platform that facilitates such training education services, which does not engage in (i) cultural education related to school curriculums or tutoring services for kindergarten, primary or second school examinations or entrance requirements for primary, secondary or high school, or (ii) education that leads to a degree, would require a filing with (but not approval by) education or human resources and social security authorities. If enacted into law in its current form, the Draft Amendment for Private Education Law would represent a major change to the laws and regulations relating to private schools, including, among others, (i) the required composition of the board of directors of private schools, (ii) that related party transactions to which a private school is a party would be required to be conducted on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students and any director who is interested in any related party transactions of such private school should abstain from voting to approve any such transactions, and (iii) that, for a for-profit private school, 25% of its net profit per annum should be reserved for its development. If the Draft Amendment for Private Education Law is enacted in its current form, we may be required to change our corporate governance practices and our compliance costs could increase. The Draft Amendment for Private Education Law also expressly provides that any investor controlled by a foreign entity is prohibited from establishing, participating in the establishment of, or exercising de facto control over compulsory education schools. As we do not provide compulsory education services, we believe such prohibition, even if enacted in its current form, would not apply to us.

In August 2018, the State Council issued its new Opinion on the Regulation of the Development of Extracurricular Training Institutions, or the New Opinion, which primarily regulates extracurricular training institutions targeting K-12 students. The New Opinion provides certain detailed requirements for extracurricular training institutions, including, among others, requirements for licenses and permits, training premises, safety conditions and fee collection, as well as for teaching staff and curriculum content. On December 28, 2018, nine PRC governmental authorities, including the Ministry of Education, or MOE, jointly promulgated the Notice on Measures for Alleviating the Burdens on K-12 students, which reiterates the above requirements. For more information, please see “Item 4. Information on the Company – B. Business Overview – Regulation – Regulation Related to Private Education—The Law for Promoting Private Education and its Implementing Rules.” The New Opinion generally does not explicitly distinguish between online training institutions and offline training institutions. During previous consultations with relevant local governmental authorities, we were informed that the New Opinion only applies to offline training institutions, and so does not apply to us. However, we cannot assure you that the relevant government authorities will not take a different view in the future. In October 2018, the MOE launched a special supervision campaign on extracurricular training institutions and required the local competent authorities to investigate the training institutions within their jurisdictions and requested such institutions to rectify any non-compliant activities. We have not been subject to any investigation or received inquiries by any authority during such special supervision campaign. However, we cannot assure you that our operations will not be subject to any governmental inspections, investigations or inquiries in the future.

In addition, on November 20, 2018, the MOE, the SAIC and the Ministry of Emergecy Management of China, jointly promulgated the Notice on Several Work Mechanisms for Strengthening Special Administration and Rectification of Extracurricular Training Institutions, or the New Notice. The New Notice provides certain requirements relating to the online training services, which mainly include that: (i) the competent authorities shall strengthen the supervision on the online training institution targeting on K-12 students in accordance with the policies and requirements applied to the offline training institutions; (ii) the online training institution providing the school-curriculum-related training service is required to make filing with the competent authorities in respect to the name of the curriculum-related training class, training class content, recruitment target, training class schedule and training time; and (iii) name, photos, class and qualification number of teachers in such online training institution providing the school-curriculum-related training service shall be disclosed on its website. For more information, please see “Item 4. Information on the Company – B. Business Overview – Regulation – Regulation Related to Online and Distance Education.” We, as an online training company mainly providing English learning training service, may be subject to the regulations provided by the New Notice and thus be required to satisfy the filing, disclosure and other requirements thereunder. During recent consultations with relevant local governmental authorities, we were informed that the relevant authorities currently do not regulate and supervise online training institutions like us and the filing and other requirements stipulated in the New Notice do not apply to us. However, we cannot assure you that the relevant government authorities will not take a different view in the future.

If we fail to comply with any regulatory requirements, including obtaining any required licenses, approvals, permits or filings in a timely manner or at all, our continued business operations may be disrupted and we may be subject to various penalties or be unable to continue our operations, all of which will materially and adversely affect our business, financial condition and results of operations.

Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.

A number of PRC regulatory authorities, such as the SAIC, the CAC, the MIIT, the SAPPRFT, the Ministry of Civil Affairs, and the Ministry of Human Resources and Social Welfare, oversee different aspects of our business operations, and we are required to obtain a wide range of licenses, approvals, permits, registrations and filings required for conducting our business in China, which we cannot assure you that we have obtained all of them or will continue to maintain or renew all of them.

We may be deemed as providing certain restricted services or conduct certain restricted activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to lack official interpretations on certain terms under internet related PRC regulations and laws. For example, certain content posted on our mobile apps, including our course materials, may be deemed as “internet cultural products,” and our use of those contents may be regarded as “internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision of those contents through our mobile apps. Also, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, through our mobile apps, may be regarded as “online publishing service” and therefore we may be required to obtain an Online Publishing License. In addition, we deliver certain courses in live-streaming format on our mobile apps which the relevant authorities may regard us as a live-streaming platform and may thus subject us to the requirement of making necessary filings as a live-streaming platform. We currently have not obtained any of the above licenses or have made any such filings. Under current PRC laws and regulations, an information service provider that reposts news for internet publication shall first obtain license from CAC or its local counterpart. Certain learning materials we provide on our platform are from foreign media. Due to the ambiguity of the definition of “news” under the current PRC laws and regulations, we cannot assure you that our provision of such materials will not be deemed by the relevant PRC government authorities as reposting “news” without proper license, which will subject us to various penalties, including fines and suspension of such provision. Although we do not think we are subject to any of these licenses or filing requirements, and as of the date of this annual report, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the licenses, approvals, permits, registrations and filings, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings in the future. If we fail to do so, we may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition and results of operations.

In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial conditions and operational results may be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company – B. Business Overview – Regulation – Regulations Related to Dividend Distribution,” “Item 4. Information on the Company – B. Business Overview – Regulation—Regulations Related to Taxation” and “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Holding Company Structure.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with our VIEs in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Relating to Our Corporate Structure—Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Relating to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment” and “—Risks Relating to Doing Business in China—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.”

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the Renminbi appreciated approximately 7% against the U.S. dollar during this one-year period. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to our PRC subsidiaries and our VIEs or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering to fund our PRC entities by making additional capital contributions to our PRC subsidiaries or providing loans to our PRC subsidiaries and VIEs, subject to applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and VIEs is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund our VIEs through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of calculation. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impact on our ability to fund our PRC entities. Please see “Item 4. Information on the Company – B. Business Overview – Regulation—Regulations Related to Foreign Exchange—Regulations on Foreign Currency Exchange” and “Item 4. Information on the Company – B. Business Overview – Regulation—Regulations Related to Foreign Exchange—Regulations on Foreign Debt.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, to fund our existing VIEs or to establish and fund new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or our VIEs, or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals or we are found to be in violation of any applicable laws with respect to foreign currency exchange, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected and we may be subject to penalties, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company – B. Business Overview – Regulation—Regulations Related to Foreign Exchange—Regulation on Foreign Currency Exchange.”

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in Renminbi. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

PRC residents are subject to restrictions and filing requirements when investing in offshore companies. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents (including individuals and entities) to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin, who are our beneficial owners and PRC residents, completed the initial SAFE registration pursuant to SAFE Circular 75, and are in the process of applying for amendment of such registration reflecting the subsequent change of our shareholding structure since then. There can be no assurance that such amendment of registration can be successfully completed in a timely manner. We have notified and requested all of our shareholders to comply with, or notify their beneficial owners who are PRC residents to comply with, applicable SAFE regulations, including their filing obligation under SAFE Circular 37 and other implementation rules. Nevertheless, we do not have control over our beneficial owners and there can be no assurance that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and other relevant implementation rules, and there is no assurance that the registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or will be completed at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations in a timely manner pursuant to SAFE Circular 37 and other relevant implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company or conduct other foreign exchange transactions. These risks may have a material adverse effect on our business, financial condition and results of operations.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies, and the Rules of MOFCOM on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules. Under the Stock Option Rules, directors, supervisors, management members and other employees of PRC companies participating in any stock incentive plan of an overseas publicly listed company who are domestic individuals as defined therein are required to register and make regular periodic filings with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Subsequent to the completion of our initial public offering, our company became an overseas listed company, we and our directors, supervisors, management members and other employees who are domestic individuals as defined under the Stock Option Rules and who have been granted options are subject to such requirements under the Stock Option Rules. We are making efforts to assit our share incentive plans participants to complete the registration and to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations or failure to comply with other requirements under the Stock Option Rules may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us or our ability to conduct other foreign exchange transactions. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC income tax purposes or gains realized with respect to our ADSs or shares are deemed to be from PRC sources, we and our non-PRC shareholders or ADS holders could be subject to unfavorable tax consequences.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangements with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in November 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information – E. Taxation – PRC.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We and our shareholders face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises, assets attributed to a PRC establishment of a non-PRC company or immovable properties located in China owned by non-PRC companies.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698. In October, 2017, the State Administration of Taxation issued the Announcement on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or SAT Bulletin 37. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-PRC resident enterprise income tax and replaced SAT Circular 698. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from the indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises. Gains derived from the transfer of PRC taxable assets by a direct holder that is a non-PRC resident enterprise is subject to PRC enterprise income taxes. When determining whether an arrangement has a “reasonable commercial purpose,” the following factors are considered: whether the value of the equity interest of the relevant offshore enterprise is mainly derived from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China; whether the income of the relevant offshore enterprise is mainly generated from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature as evidenced by actual function and risk exposure; for how long the existing business model and organizational structure of the relevant offshore enterprise has existed; the replicability of the arrangement by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. Gains derived from an indirect offshore transfer of assets of a PRC establishment or place of business are to be included in the enterprise income tax filing of the PRC establishment or place of business, and are subject to a PRC enterprise income tax rate of 25%. In case of a transfer of immovable properties located in China or of equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax rate of 10% applies, subject to available preferential tax treatment under applicable tax treaties or similar arrangements. The party who is obligated to pay for the transfer has the withholding obligation with respect to the transfer. Where the payor fails to withhold sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Failure to withhold applicable tax will also subject the transferee to penalties under PRC tax laws. SAT Bulletin 7 does not apply to sales of shares by investors through a public stock exchange if the shares were acquired by the investors through a public stock exchange.

We face uncertainties as to the application of SAT Bulletin 7 and/or SAT Bulletin 37, including reporting and other obligations with respect to certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. We may be subject to filing obligations or taxed as the transferor, or subject to withholding obligations as the transferee, in the transactions. For transfer of our shares by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in filings under SAT Bulletin 7 and/or SAT Bulletin 37. We may be required to allocate valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37, to request relevant transferors from whom we purchase taxable assets to comply with these rules, or to establish that we should not be taxed under these rules, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

The independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is subject to the laws of the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could fail to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position to lawfully produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that the Chinese affiliates of the “big four” accounting firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a petition for review of the initial decision, prompting the SEC Commissioners to review the initial decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

In February 2015, the Chinese affiliates of the “big four” accounting firms (including our auditors) each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions.

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, companies listed in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based companies listed in the United States and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, whether temporarily or otherwise, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risks Relating to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

Since our ADSs became listed on New York Stock Exchange on September 27, 2018, the trading price of our ADSs has ranged from US$7.01 to US$16.50 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new services and expansions by us or our competitors;

•	announcements of new policies, rules or regulations relating to the internet or the financial services industry in China;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services, our competitors or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a founder to any person who is not a founder or an affiliate of founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share from a founder to any person who is not a founder or an affiliate of founder, such Class B ordinary share shall be automatically and immediately converted into the same number of Class A ordinary share.

Our founders, Dr. Yi Wang, Mr. Zheren Hu, and Dr. Hui Lin, beneficially own all of our outstanding Class B ordinary shares. As of February 28, 2019, Dr. Yi Wang, Mr. Zheren Hu, and Dr. Hui Lin beneficially owned approximately 52.0%, 22.1%, and 12.9% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary share as a result of their becoming entitled to high votes on each Class B ordinary share.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. In addition, we may issue additional ordinary shares or ADSs for future acquisitions. If we pay for our future acquisitions in whole or in part with additionally issued ordinary shares or ADSs, your ownership interest in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future after our initial public offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after our initial public offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account our current market capitalization), we do not believe that we were a PFIC for our taxable year ended December 31, 2018 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information – E. Taxation – United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information – E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the holders of Class B ordinary shares. In addition, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against us, our assets, our directors and officers or their assets.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the New York Stock Exchange. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs you hold in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by the ADSs you hold in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced our operations and launched our flagship “English Liulishuo” mobile app in 2013. Our three founders are Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin.

In August 2013, we incorporated LingoChamp Inc. (currently known as LAIX Inc.) under the laws of the Cayman Islands as our offshore holding company. In the same month, LingoChamp Inc. established a wholly-owned Hong Kong subsidiary, LingoChamp (HK) Limited, or LingoChamp HK. In November 2013, LingoChamp HK established a wholly-owned PRC subsidiary, Yuguan Information Technology (Shanghai) Co., Ltd., which we refer to as Yuguan or our WFOE in this annual report. In October 2015, LingoChamp HK also established a wholly-owned PRC subsidiary, Yuling Cultural Communication (Shanghai) Co., Ltd., or Yuling. In August 2017, LingoChamp Inc. established a wholly-owned Delaware subsidiary, LingoChamp US, Inc., to operate our Silicon Valley AI Lab. In August 2018, we renamed our company as LAIX Inc., which stands for “life empowered by AI to reach infinite possibilities.” In February 2019, LingoChamp HK established a wholly-owned subsidiary, Shenzhen Yuguan Information and Technology Co., Ltd., or Shenzhen Yuguan, which currently does not have any significant operations.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, we conduct such business in China through a variable interest entity structure. We currently conduct substantially all of our operations in China through Shanghai Liulishuo Information and Technology Co., Ltd., or Shanghai Liulishuo. We intend to further expand operations in China through Shanghai Mengfan Cultural Communication Co., Ltd., or Shanghai Mengfan, and Jiangsu Liulishuo Education Technology Co., Ltd., or Jiangsu Liulishuo, and have established variable interest entity contractual arrangements with these two entities. We collectively refer to Shanghai Liulishuo, Shanghai Mengfan and Jiangsu Liulishuo as our VIEs in this annual report. Shanghai Liulishuo was established in 2013 when we commenced our operations, Shanghai Mengfan was established in December 2014, and Jiangsu Liulishuo was established in January 2018. Our WFOE has entered into variable interest entity contractual arrangements with each of our VIEs and their respective shareholders. For more details, please see “— C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our variable interest entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. On January 14, 2019, Shanghai Liulishuo incorporated a wholly-owned PRC subsidiary, Wuhan Liulishuo Information and Technology Co., Ltd., or Wuhan Liulishuo, which currently does not have any significant operations.

On September 27, 2018, our ADSs commenced trading on the New York Stock Exchange under the symbol “LAIX.” We raised approximately US$64.1 million in net proceeds from the issuance of new shares from the initial public offering after deducting underwriting commissions and the offering expenses payable by us.

The SEC maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

Our principal executive offices are located at 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, People’s Republic of China. Our telephone number at this address is +86 21-3511-7188. Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. We maintain our web site at ir.laix.com.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

Our proprietary AI teacher utilizes deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. Since our inception in 2013, we have built our AI-powered Liulishuo platform to deliver a user-centric, personalized and effective English learning experience with easy access.

We conducted analysis and integrated into our products and pedagogies developed by the world’s leading educational experts and cognitive scientist. Our AI teacher was built on the proprietary AI technologies that provide personalized teaching and guidance for all core components of a student’s language learning process, encompassing learning, practice, assessment and feedback. Our AI teacher can hear, understand, interact with and evaluate the performance of our users and has the ability to understand their learning needs. Leveraging the volume of smart user data we possess, our AI teacher will continuously evolve and deliver more personally tailored learning programs to each user.

We provide our products and services on-demand via our mobile apps, primarily our flagship “English Liulishuo” mobile app launched in 2013. On our platform, AI technologies are integrated with learning content incorporating well established learning pedagogies, gamified features and strong social elements. We provide a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting. Our online study advisors organize online study groups, monitor users’ learning progress answer user queries and send individualized, motivating messages to users, which adds a human touch to our users’ learning experience.

We have developed a large and continuously growing user base. As of December 31, 2018, we had 110.3 million cumulative registered users in China and globally. The number of our average monthly active users increased from 2.0 million in 2016 to 4.4 million in 2017, and further increased to 8.2 million in 2018. Our freemium model allows us to attract users with free services and convert them into paying users. We began monetization in 2016 and had approximately 70,500 paying users who purchased courses and services on our platform in that year. The number of paying users who purchased courses and services on our platform in 2017 increased rapidly to approximately 815,700. In 2018, we had approximately 2.5 paying users purchase our courses and services. For information on our financial performance, see “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”

The Liulishuo Platform

Overview of Our Platform

We provide AI-powered English learning products and services for both individual users and corporate customers on our Liulishuo platform. Our AI teacher enables us to offer users a personalized learning experience through the application of deep learning and adaptive learning technologies. Our mobile platform allows users to improve their English language skills anytime and anywhere.

On our flagship app, “English Liulishuo” ( ), users can take paid courses as well as free lessons in various forms featuring a broad range of topics and culture themes. Our paid DongNi English ( ) course is personalized based on learners’ English proficiency levels and focused on systemically improving their general English proficiency. As a supplement to the standard DongNi English course, we provide premium services that provide one-to-one sessions with human English teachers. Users can also access a separate, paid course focused on improving English pronunciation, namely Authentic Pronunciation ( ). Additionally, we have a complementary “IELTS Liulishuo” ( ) app focused on providing paid IELTS speaking practice tests. Further, we launched enterprise learning services for corporate customers in 2017. As of December 31, 2018 , we had 110.3 million cumulative registered users, as well as more than 200 corporate customers.

Our AI Teacher

Launched in July 2016, our AI teacher is powered by our proprietary deep learning and adaptive learning technologies. It enables us to provide users a personalized learning experience and real-time language proficiency assessment and feedback.

Through the application of knowledge tracing technology, whereby a machine models the knowledge of users as they interact with coursework, our AI teacher can predict how users would perform under different settings and create optimal study plans for every user. Our AI teacher can “hear” users’ English speech, evaluate such speech and provide real-time and personalized feedback to users, covering the core functions of a human teacher in the process of spoken English training.

•

Hearing. Our AI teacher hears through a proprietary speech recognition and scoring engine based on deep learning technology. In converting speech into text, it is able to address uncertainties introduced by background noise, as well as different speaker accents and proficiency levels.

•

Evaluation. Our AI teacher evaluates users’ English speech through our proprietary multi-dimension, multi-granularity speech evaluation engine. By leveraging our proprietary NLP capabilities, it can evaluate users’ speech based on several criteria, including pronunciation, vocabulary, grammar, fluency and coherence.

•

Feedback. Based on the above evaluation, our AI teacher provides various forms of real-time personalized feedback to users through an intuitive user-friendly interface. It also identifies errors and provides suggestions to users on how to improve their spoken English.

We have a massive database of English spoken by Chinese, covering a broad range of geographic distribution and proficiency levels. As of December 31, 2018, we had recorded approximately 2.0 billion minutes of conversation and 26.3 billion sentences. Our AI teacher continuously reinforces and enhances itself by leveraging this large and growing amount of data.

Our AI teacher delivers learning content incorporating well-established language learning pedagogies. In particular, our DongNi English course was initially developed based on the Recursive Hierarchical Recognition (RHR) theory, which emphasizes a scientific approach of leveraging multi-modal inputs and short, frequent and systematic practices to develop learners’ pattern recognition and language chunking skills. We have also incorporated other renowned learning approaches into our platform and will continue to seek out other applicable pedagogies and methodologies. Our learning content covers a broad range of topics, such as everyday life, business, travel, academia and entertainment. Our AI-based algorithms capture user data through their interactions with our AI teacher, and further analyze and study user behavior in real time, which enables us to upgrade and optimize our content in a timely manner.

Our English Learning Products and Services

English Liulishuo

We launched our flagship app, “English Liulishuo” in 2013. “English Liulishuo” combines a comprehensive suite of our courses, including free courses for leisure learning, the paid personalized standard courses, DongNi English, and other paid courses such as Authentic Pronunciation. The app also has additional features designed to enhance the user experience and drive user engagement.

Free courses. On the “English Liulishuo” app, we provide various free courses, such as English speaking courses and scenario-based simulation of English conversations. These courses incorporate gamified features and cover a variety of pop culture themes. The free courses are accessible to all our registered users. They motivate and engage our users, and help us strategically promote our paid courses to users.

DongNi English. Users wishing to systematically improve their English proficiency can take DongNi English, including the AI-powered standard course and the supplemental premium services that provide one-to-one sessions with human English teachers.

DongNi English is based on our eight internally designed language levels, from the lowest level LV1 to the highest level LV8. Our eight levels map to the six levels in the classic Common European Framework of Reference for Languages (CEFR) with the lower four levels in CEFR divided into six levels of DongNi English to better fit the learning needs of Chinese English learners. Before commencing the course, each user is required to take a proprietary placement test, which gives the user a comprehensive assessment of English capabilities along several key dimensions, such as speaking, listening, reading, vocabulary and grammar, and determines the user’s English proficiency level. A series of personalized courses suitable for the user’s proficiency level is then generated for the user to learn at a customized pace.

Each level of the personalized courses is divided into two to three units, and each unit has four to five parts covering listening, vocabulary and dialogue, as well as gamified tests on the learning materials. For each part, users listen to recordings and read texts of English language materials, repeat and record their own speech and receive AI-generated real-time feedback on their speech, and respond to multi-choice and cloze questions. Once users have completed a part of the unit, they are graded on a scale of one to four stars. After a unit is completed, users can obtain a report on their performance covering several dimensions, such as pronunciation, rhythm, fluency and accuracy. Particular sentences, words and syllables that users can improve upon are also identified. A user can upgrade to the next higher level after completing all units at his current level. The recommended study time for each level is 50 to 80 hours, depending on specific proficiency level.

In supplement to the personalized learning path provided on the “English Liulishuo” app, users of DongNi English can participate in Weixin-based study groups led by our online study advisors (OSAs), who helps motivate and retain users. See “—Our Learning Community—OSAs and Study Groups.”

For users who would like to have more human touch in their learning experience, we also offer premium services to supplement the standard DongNi English course to meet these users’ needs. Users of our premium services have one-to-one sessions with contract human teachers. We connect users with native speaking teachers experienced in teaching non-native speakers and improving their spoken and overall English proficiency. We have a rigorous screening and training process for contract human teachers, and accept the top 5% of the applicants to teach in our premium services.

Authentic Pronunciation. This paid course is offered in the “English Liulishuo” app. It is focused on improving users’ English pronunciation. Users can watch videos of how English syllables are pronounced along with detailed explanations, practice pronouncing these syllables and receive real-time personalized feedback on their pronunciation provided by our AI algorithms. Users can also join Weixin-based study groups where our OSAs provide online instructions on systematically improving English pronunciations.

LiuLi Reading.

In 2018, we launched a new paid course called “LiuLi Reading,” which was previously offered in the “English Liulishuo” app. In November 2018, we launched a standalone “LiuLi Reading” mobile app with substantially the same functions and features. LiuLi Reading is designed to allow our users to read articles from reputable overseas publishers, supplemented by detailed learning tips and quizzes.

IELTS Liulishuo

Launched in 2016, our “IELTS Liulishuo” app is focused on helping users improve their scores on the IELTS spoken English proficiency test. Users can take practice speaking tests in various settings of their choice to simulate real test environments. For instance, users can choose an examiner of a particular nationality or personality. After taking a practice test, users can get a test score, a detailed analysis of their performance and suggestions on how to improve their IELTS speaking test performance, all generated by our AI algorithms. Our “IELTS Liulishuo” app also includes free practice questions and creates personalized study plans for users to improve their IELTS speaking test performance.

Enterprise learning services

We also provide learning services for corporate customers that desire to improve their employees’ English skills. Typically, a corporate customer purchases course packages from us on behalf of their employees, and the employees then use our courses with individual accounts. In addition to features available to individual users on the flagship app, we also regularly send employees’ detailed and personalized learning reports to our corporate customers, including hours studied and test scores, enabling our corporate customers to easily track the progress of their employees. Corporate customers can also use our platform to organize English fluency contests for their employees.

Our Users

As of December 31, 2018, we had 110.3 million cumulative registered users. The number of our average MAUs grew from 2.0 million in 2016 to 4.4 million in 2017 and further to 8.2 million in 2018. We began monetization in 2016 and had approximately 70,500 paying users who purchased courses and services on our platform in that year. The number of paying users who purchased courses and services on our platform in 2017 increased rapidly to approximately 815,700. In 2018, we had approximately 2.5 million paying users purchase our courses and services.

Based on information provided by our active users in 2018, approximately 14.6% of our users are college students, 33.4% are students in K-12 education, and another 39.1% are employed or working as freelancers. Females comprise the majority of our user base. More than 95.3% of our users are located in China, and the remainder are located in foreign countries.

As of December 31, 2018, we had more than 200 corporate customers, including leading Chinese and global companies.

Our Learning Community

OSAs and Study Groups

Our OSAs are full-time employees who are typically college graduates with good command of English and good communication skills. They play an important role in our sales and marketing efforts by making personalized recommendations to users on extending their courses or purchasing additional products and services from us. We had over 1,600 OSAs as of December 31, 2018.

Our OSAs also manage our Weixin-based study groups, which users of DongNi English and Authentic Pronunciation can join. They help motivate users and monitor their progress, and respond to users’ queries through the study groups they manage. Users can also interact with one another in these Weixin-based groups. As of December 31, 2018, we had over 780,000 users in our over 8,900 Weixin groups.

Our OSAs and study groups help maintain the human touch that keeps users disciplined and improves learning outcomes. To enhance our OSAs’ efficiency, we also apply our proprietary AI technologies to automate certain aspects of their work.

Our Pricing Model

Our freemium model allows us to attract users with free services and convert them into paying users. On our “English Liulishuo” app, individual users can access a number of our courses and services for free, including free courses for leisure learning and the Vocabulary Notebook. We convert non-paying users to paying users through a variety of means. For example, after users have taken a free course or a placement test, we will provide a three-day free trial to our users, and our app prompts personalized suggestions on how users can improve their English skills with links to our paid courses.

The following table sets forth the fee scales of paid courses and services on the “English Liulishuo” app. We also selectively offer performance-based or behavior-based refunds to motivate our users. For example, users who have purchased 6-month access can get a refund by reaching a certain level within six months. Users who take our courses for a certain number of consecutive days can also get a refund. We also offer promotional activities for corporate customers purchasing DongNi English for their employees at a discounted price.

	DongNi English (standard subscription)	DongNi English (premium service)	Authentic Pronunciation	LiuLi Reading
Fee Scale	• RMB99 for 30-day access • RMB499 for 180-day access • up to RMB998 for 12-month access	• RMB2,880 to RMB59,880, based on course length or number of course units	• RMB49 for 14-day access	• RMB199 for 100-day access

On our “IELTS Liulishuo” app, users can access practice questions and take practice speaking tests for free. However, if users want to get an instant analysis of their practice test performance, they can purchase one report at RMB45 or five reports at RMB198.

Learning Content Development and Management

Our learning content is a key component of our success.

We have developed our learning content based on well-established pedagogies. In particular, our DongNi English course was initially developed based on the Recursive Hierarchical Recognition (RHR) theory, which emphasizes a scientific approach of leveraging multi-modal inputs and short, frequent and systematic practices to build long-term memory. We designed DongNi English to introduce content incrementally in a methodical and systematic way, allowing users to make and feel meaningful progress in a relatively short period of time. We have also developed free learning materials tailored to various interests. We continually update them to address evolving user preferences and keep up with trends in pop culture. Our advanced AI-based algorithms capture user data through their interactions with our AI teacher, and further analyze and study user behavior in real time, which enables us to upgrade and optimize our content continuously.

Our end-to-end content management system provides a number of capabilities to enable content writers to create English learning content on our platform. For example, a content writer can use our script engine in our content management system to create content with different media formats such as texts, pictures, audio and videos. The script engine also provides convenient version control for content writers. Apart from being capable of conducting end-to-end automatic content checks to ensure we present the content correctly to our end users, our content management system is integrated with our big data infrastructure so that users’ learning data related to certain pieces of content can be easily explored by our content writers to improve upon the data. Furthermore, our content management system is integrated with our adaptive learning engine to help us provide a personalized learning experience for our users.

As of December 31, 2018, we had a dedicated content development team of 334 employees, In addition to the content we developed in-house, we also license quality content with reputable third-party content providers. For example, we are currently under discussion with University of Cambridge Local Examination Syndicate and Cambridge University Press regarding content cooperation.

Our Technologies

Artificial Intelligence

Speech recognition

We have developed our speech recognition engine based on deep learning technology to automatically convert spoken speech into text. It currently supports English and six other languages. We have a large and growing database of English spoken by Chinese, covering a broad range of accents and proficiency levels. In particular, our speech corpus includes a large volume of labeled speech data gathered from users reading aloud through our apps. Our database continually trains and improves the accuracy of our speech recognition engine, which further enables our other AI applications such as auto-scoring and feedback and spoken dialog system.

Auto-scoring

Our auto-scoring engine, combined with our speech recognition engine, can evaluate users’ listening, reading, and speaking skills. Our algorithms can generate assessments in the form of test scores and provide feedback to users on their strengths and weaknesses, such as pronunciation, grammar, vocabulary, fluency and coherence, to improve their English skills. Our auto-scoring engine utilizes many of our NLP capabilities developed in-house, including grammar error detection, pragmatic error detection, synonym analysis and semantic understanding.

Knowledge tracing and adaptive learning

Our AI teacher applies knowledge tracing technology in both placement test and personalized study plan recommendations for users, delivering personalized and adaptive learning for our users. Knowledge tracing technology models users’ knowledge over time such that we can predict how users will perform under different settings and the user data generated by our platform could train our knowledge tracing models. As a result, we can predict with approximately 90% accuracy whether users can answer certain questions correctly. Additionally, by applying knowledge tracing to model users’ learning behavior, our AI algorithm can run learning simulations and evaluate personalized learning paths without the need for continuous student assessment.

Our AI Lab

Led by our Chief Scientist and former Research Scientist at Google, Dr. Hui Lin, our AI lab consists of members with work experience at leading AI research institutions. We opened our Silicon Valley AI Lab in 2017, and also have research teams in China. As of December 31, 2018, our AI lab has approximately 60 scientists with expertise in voice recognition, NLP, deep learning, linguistics and other fields.

Data and Data Security

We utilize our rich user data to continuously improve our products and services, and we are committed to safeguarding the security of user data.

We have collected a vast amount of user data through our users’ language learning activities. We have built proprietary tools to collect user learning data in various formats, store such data in a single data lake, and ensure the quality of this data. We further process user data using various proprietary and open source tools to utilize the user data for a variety of purposes.

We are committed to protecting user data in our business and operations. We endeavor to manage and use the data collected in accordance with applicable laws and regulations, and make reasonable efforts to prevent the unauthorized use, loss or leak of user data. We have taken a number of measures to safeguard the security of user data. For example, we have encrypted sensitive user data in our storage systems and utilize data loss prevention solutions. We also limit and minimize authorized access to our system to protected user data through a variety of techniques, including network access authentication and division of network security domains. We continually improve and enhance our data and system security through regular security checks and timely system upgrades.

Technology Infrastructure

We have a scalable infrastructure that can support a large active mobile user base. Our users utilize our services by sending dynamic requests through their mobile apps. They typically generate peak traffic in evenings, which subsides after midnight. We utilize third-party cloud computing providers, such as Amazon Web Services, as well as our self-developed tools that are customized to better serve our needs. Such elastic infrastructure scales up and down our back-end capabilities according to our real-time traffic load.

Our Academic Advisory Committee

We have an academic advisory committee that provides academic and strategic advice to our management team. Currently, our academic advisory committee consists of three advisors: (i) Dr. Kai Li, a tenured professor of computer science at Princeton University, (ii) Dr. Dan Schwartz, Dean of the Stanford University Graduate School of Education, and (iii) Dr. Nich Turk-Browne, a professor of neuroscience at Yale University.

Intellectual Property

We seek to protect our technology, including our proprietary AI technology and technology infrastructure, through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of the date of this annual report, we have registered 44 patents (including 3 invention patents and 41 design patents), over 100 trademarks, over 60 software copyrights and over 200 written work copyrights in China. We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigations against us, alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may face intellectual property infringement claims and other claims of third-party rights, which may be expensive to defend and may disrupt our business and operations.” In addition, we have entered into intellectual property licensing agreements with third-party content providers, including royalty agreements with Lance Knowles pursuant to which we have obtained rights to publish certain content developed by Lance Knowles through our mobile apps.

Branding, Marketing and Sales

We position ourselves as a leading AI company in China that creates and delivers products and services to popularize English learning. We have relied on and will continue word-of-mouth promotions, and we believe that the improvements in our services and user experience will result in a better brand image as an effective and efficient English learning platform, which will allow us to attract and retain more users. We were named on the list of “The 100 Most Promising Private AI Companies in the World” for 2018 by CB Insights, one of the seven companies from China and one of the only two education companies globally. We were also named on the list of “50 Most Innovative Companies” for 2018 by Forbes China. Since January 2017, “English Liulishuo” has consistently ranked among the top education apps in the Apple app store and the major Android app stores.

Our brand image is further promoted as our technologies, especially our proprietary AI technologies, receive more recognition. We were selected as the official language training provider to the 2016 G20 Summit held in Hangzhou, China. We are also the only company from China to be a corporate member of the Center for the Fourth Industrial Revolution of the World Economic Forum, a distinction we have held since June 2017. We also engage in brand advertising to promote our brand.

We have initiated various marketing activities to generate traffic to our platform and grow our user base. Our sales and marketing channels include Apple and Android app stores, search engines, social media, as well as offline events such as on-campus events at universities.

We utilize our Weixin official accounts to attract users, promote our products and services and communicate with our users. We provide users with timely updates about our services and useful English learning tips, as well as hyperlinks to our apps.

Our free services and features help us promote our paid courses among non-paying users. Our OSAs play an important role in our marketing efforts by making personalized recommendations to users on signing up for a paid course, extending their existing courses or purchasing additional products and services from us. We also have a team dedicated to sales to corporate customers and catering to their needs.

Social Responsibility

We have partnered with a number of non-profit organizations to implement various social responsibility initiatives.

Smart Cloud Classroom

In June 2016, we provided a series of AI English courses for free to a welfare school in a remote rural area in northwest China that provides free education to orphans. After one year of study, the average score of students’ High School Entrance Examination on English subject has significantly improved. 27% of the students improved one level on our “English Liulishuo” app. In 2017 and 2018, we continued the Smart Cloud Classroom project across the country, supporting more than 11,400 students in 100 schools.

Rural Teachers Support Plan

We have provided AI English courses to rural teachers for free to help them improve their teaching skills. In July 2017, the first recruited group of nearly 100 village teachers started their studies. The Rural Teachers Support Plan has provided AI English courses to over 2,087 rural teachers to date.

Competition

Our business is characterized by innovation, rapid change and disruptive AI, big data and mobile internet technologies. As we operate at the intersection of the technology and education industries, we potentially could face competition not only from providers of online and offline education services, but also from technology and internet players, especially those actively developing AI technology.

We believe the principal competitive factors include, but are not limited to, our ability to improve users’ learning efficiency and effectiveness, provide quality learning content and promote our brand. Technology and internet players that are larger than us may devote more resources to research and development, introduce new technology faster than us or have capabilities more advanced than ours. We also compete with them for talent with technological expertise, which is critical to the sustained development of our technology and products and services.

Insurance

We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key personnel insurance. We consider our insurance coverage to be in line with that of other companies of similar size and business nature in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have limited insurance coverage of our operations, which may expose us to significant costs and business disruption.”

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulation Related to Online Services

Regulation Related to Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by MOFCOM, and the National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects may be subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Pursuant to the latest Catalog amended on June 28, 2017, or the 2017 Catalog, the provision of value-added telecommunications services falls in the restricted category and the percentage of foreign ownership cannot exceed 50% (except for e-commerce). The Special Administrative Measures (Negative List) for the Access of Foreign Investment jointly promulgated by the MOFCOM and NDRC on June 28, 2018, which replaced the 2017 Catalog, retains the same investment restriction relating to value-added telecommunications services.

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and last amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a foreign-invested enterprise that provides value-added telecommunications services. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services.

On July 13, 2006, the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate structures and contractual arrangements.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through our VIE, Shanghai Liulishuo.

Regulation related to Foreign Investment

On March 15, 2019, the PRC National People’s Congress, or the NPC, approved the Foreign Investment Law, which will take effect on January 1, 2020 and replace three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refer to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within mainland China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within mainland China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within mainland China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within mainland China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or the “negative list”. The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures (Negative List) for the Access of Foreign Investment jointly promulgated by the MOFCOM and NDRC on June 28, 2018. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law, while the structure and corporate governance of newly established foreign invested enterprises should be in line with those requirements applicable to domestic invested enterprises in China.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in Renminbi or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

Regulations Related to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of VATS must first obtain a VATS License, from the MIIT, or its provincial level counterparts. On March 1, 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, as amended on July 3, 2017, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

According to the Classified Catalog of Telecommunications Services (2003 Version), information service, categorized as a type of VATS, was defined as “the voice information services (telephone information services) or online information and data retrieval and other information services directly provided for end users through the fixed networks, mobile networks or internet and other public communications networks by means of information gathering, development, processing and the construction of the information platform.” On December 28, 2015, the MIIT published a revised Classified Catalog of Telecommunication Services (2015 Version), effective from March 2016, or the 2016 MIIT Catalog, which continues to classify information service as a category of VATS, and revised the definition of information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services by the 2016 MIIT Catalog. The Administrative Measures on Internet Information Services, or ICP Measures, promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain an ICP License from the relevant government authorities before providing any commercial internet information services within China. When the internet information services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to the application for an ICP License from the MIIT or its provincial level counterpart. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by CAC in June 2016. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

Regulation Related to Online Transmission of Audio-Visual Programs

The Measures for the Administration of Publication of Audio-Visual Programs through Internet or Other Information Network, or the Audio-Visual Measures, promulgated by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as the State Administration of Radio and Television), on July 6, 2004 and put into effect on October 11, 2004, apply to the activities relating to the opening, broadcasting, integration, transmission or download of audio-visual programs using internet or other information network. Under the Audio-Visual Measures, to engage in the business of transmitting audio-visual programs, a license issued by the SAPPRFT is required, and “audio-visual programs (including audio-visual products of films and televisions)” is defined under the Audio-Visual Measures as the audio-visual programs consisting of movable pictures or sounds that can be listened to continuously, which are shot and recorded using video cameras, vidicons, recorders and other audio-visual equipment for producing programs. Foreign invested enterprises are not allowed to carry out such business. On April 13, 2005, the State Council promulgated the Certain Decisions on the Entry of the Non-state-owned Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on April 25, 2016, effective as of June 1, 2016.

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of China, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT. On May 21, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to the above regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as those providers did not violate the relevant laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

On March 17, 2010, the SAPPRFT promulgated Tentative Categories of Internet Audio-Visual Program Services, or the Categories, which clarified the scope of internet audio-visual programs services, which was amended on March 10, 2017. According to the Categories, there are four categories of internet audio-visual program services which are further divided into seventeen sub-categories. The third sub-category to the second category covers the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online. However, there are still significant uncertainties relating to the interpretation and implementation of the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

On March 16, 2018, the SAPPRFT promulgated the Notice on Further Regulating the Transmission Order of Internet Audio-Visual Program Services, providing that the classic literary works, radio, film and television programs, internet original audio-visual programs shall not be re-edited, re-dubbed, re-subtitled or partly captured and consolidated as a new program without authorizations and providers of internet audio-visual program services shall strictly manage and supervise such re-edited programs uploaded by the internet users and shall not provide any transmission channel for those internet audio-visual programs which have political orientation issues, copyright issues or content issues.

Regulation Related to Internet Live Streaming Services

On September 2, 2016, the SAPPRFT promulgated the Notice on Strengthening the Administration of Live Streaming Services of Internet Audio-Visual Program, which provided that any company without a License for Online Transmission of Audio-Visual Programs shall not operate audio-visual live streaming business and the live streaming programs provided by the qualified company shall not contain any content forbidden by laws and regulations.

On November 4, 2016, the CAC promulgated the Provisions on the Administration of Internet Live Streaming Services, or the Internet Live Streaming Provisions, effective December 1, 2016. “Internet live streaming service” is defined in the Internet Live Stream Provisions as the activities of continuously releasing real-time information to the public based on the internet in such forms as videos, audios, images and texts and the “internet live streaming service provider” is defined therein as an entity providing internet live streaming platform services. The Internet Live Streaming Provisions provide that internet live streaming service providers shall examine the true identity information of each internet live-streaming issuer, and complete the filing with local counterparts of the CAC.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises providing Internet Live Streaming Services, which provided that all the companies providing internet live streaming services shall complete the filing procedure with its local authority since July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such company.

Regulation Related to Internet Culture Activities

On February 17, 2011, the Ministry of Culture, or MOC (currently known as the Ministry of Culture and Tourism), promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined in the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the internet cultural products. In addition, “internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products specially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

Regulation Related to Online Publishing

On June 27, 2002, the General Administration of Press and Publication (currently known as the SAPPRFT) and the MIIT jointly promulgated the Tentative Internet Publishing Administrative Measures, or the Internet Publishing Measures, which took effect on August 1, 2002. The Internet Publishing Measures require entities that engage in internet publishing to obtain an Internet Publishing License for engaging in internet publishing from the SAPPRFT. Pursuant to the Internet Publishing Measures, the definition of “internet publishing” is broad and refers to the act by ICP services providers to select, edit and process works created by themselves or others and subsequently post such works on the internet or transmit such works to the users’ end through internet for the public to browse. The “works” as defined under the Internet Publishing Measures include (i) contents from books, newspapers, periodicals, audio-visual products, electronic publications that have already been formally published or works that have been made public in other media, and (ii) all other edited or processed works of literatures, art, natural science, social science, engineering technology, etc.

On February 4, 2016, the SAPPRFT and the MIIT jointly issued the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions. The Online Publishing Provisions, taking effect on March 10, 2016, superseded the Internet Publishing Measures. Compared with the Internet Publishing Measures, the Online Publishing Provisions set out more detailed provisions for online publishing activities, which mainly cover issues such as defining online publishing services, licensing and approvals, the administrative and supervisory regime and legal liabilities. According to the Online Publishing Provisions, all online publishing services provided within the territory of China are subject to the Online Publishing Provisions, and an online publishing services permit shall be obtained to provide online publishing services. Pursuant to the Online Publishing Provisions, “online publishing services” refer to providing online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are made available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT. As the scope of online publication is broad, certain contents we post on our website, such as video-audio clips and course materials, may be deemed as online publications.

Regulations Related to Internet Information Security and Privacy Protection

PRC government authorities have enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. Internet information in China is regulated and restricted from a national security standpoint. The Decisions on Maintaining Internet Security which was enacted by the Standing Committee of the PRC National People’s Congress, or the SCNPC in December 2000 and amended in August 2009, may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and in accordance with the specified purposes, methods and scopes. Any entity collecting personal information must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties, and is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the entity collecting personal information to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT on July 16, 2013, which became effective from September 1, 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services, or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015, which became effective in November 2015, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cyber Security Law issued by the SCNPC in November 2016, effective June 2017, personal information refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify natural persons’ personal information including but not limited to: natural persons’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose their rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Regulation Related to Private Education

The laws and regulations governing foreign investments in private education institutions in China are complex and have been developing. Pursuant to the Catalog, which is the principal regulation governing foreign investment activities in China, foreign investments in pre-school education institutions, ordinary senior high schools and institutions of higher education fall within the foreign restricted category (limited to the form of sino-foreign cooperative joint ventures), and foreign investments in compulsory education institutions are prohibited. The Catalog does not provide specific restrictions on foreign investments in institutions like us that provide English learning products and services to the public. Besides, pursuant to the PRC Regulations on Sino-foreign Cooperative Education (2013 Revision) and other education-related laws and regulations in China, foreign education institutions and other foreign organizations or individuals may not by themselves alone establish schools or other education institutions within China which mainly enroll Chinese citizens, and sino-foreign cooperative education institutions shall have corresponding qualifications and relatively high education quality.

Education Law of China

On March 18, 1995, the PRC National People’s Congress promulgated the PRC Education Law, or the Education Law. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations. It is provided in the Education Law that no organization or individual may establish or operate a school or any other educational institution for commercial purposes. On December 27, 2015, the SCNPC published the Decision on Amendment of the Education Law, which took effect on June 1, 2016. The SCNPC narrowed the provision prohibiting the establishment or operation of schools or other educational institutions for commercial purposes to only restricting a school or other educational institution founded with governmental funds or donated assets in the amended Education Law.

The Law for Promoting Private Education and its Implementing Rules

On December 28, 2002, the SCNPC promulgated the Law for Promoting Private Education, or the Private Education Law and was last amended on December 29, 2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education, which became effective on April 1, 2004, or the PE Implementation Rules. The Private Education Law and the PE Implementation Rules provide rules for social organizations or individuals, other than state-owned entities, to establish schools or other educational organizations using non-government funds in China, such schools or educational organizations established using non-government funds are referred to as “private schools.”

According to the amended Private Education Law, establishment of private schools for academic education, pre-school education, self-taught examination support and other cultural education shall be subject to approval by the authorities in charge of education, while establishment of private schools for vocational qualification training and vocational skill training shall be subject to approvals from the authorities in charge of labor and social welfare. A duly approved private school will be granted a private school operating permit, and shall be registered with the Ministry of Civil Affairs, or MCA, or its local counterparts as a private non-enterprise institution. Entities and individuals may choose to establish non-profit private schools or for-profit private schools at their own discretion. Nonetheless, for-profit private schools that are engaged in compulsory education are not allowed.

On December 30, 2016, the MOE, the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation), or the SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools. Pursuant such rules, the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC. In addition, it also provides that for-profit private training institutes shall be analogically governed by these Implementation Rules on the Supervision and Administration of For-profit Private Schools.

On August 31, 2017, SAIC and MOE jointly promulgated the Notice of the State Administration for Industry and Commerce and the Ministry of Education on the Work Concerning the Administration of the Name Registration for For-profit Private Schools, which came into effect on September 1, 2017. Such notice provides that the industry expression in the name of the private culture education institutions shall typically include “training school /center,” such as “curriculum training school/center,” “extra-class education school/center,” “self-learning school/center,” “tutorship school/center,” “extra tutoring for examinations school/center” and “extra tutoring school/center” and such industry expression is allowed to embody the disciplines and characteristics of such education institution, such as “English training school.”

In August 2018, the State Council issued the Opinion on the Regulation of the Development of Extracurricular Training Institutions, or the New Opinion, which primarily regulates extracurricular training institutions targeting K-12 students. The New Opinion reiterates prior guidance that extracurricular training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements; for example, extracurricular training institutions are required to (i) have a fixed training premise that conforms to specified safety criteria, with an average area per student of no less than 3 square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire any teachers who are working concurrently in primary or secondary schools. Extracurricular training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities associated with student admission. The training content of extracurricular training institutions is not to exceed the corresponding national curricular standards and training progress is not to be more accelerated than the corresponding progress of local schools. According to the New Opinion, extracurricular training institutions are also required to disclose relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 20:30 each day. Tuition can only be collected for courses in three months or a shorter installments. Additionally, the New Opinion requests that competent local authorities formulate relevant local standards for extracurricular training institutions within their administrative area. On December 28, 2018, nine PRC governmental authorities, including the MOE, jointly promulgated the Notice on Measures for Alleviating the Burdens on K-12 students, which reiterates the above requirements.

Regulation Related to Online and Distance Education

Pursuant to the Interim Administrative Regulations on Educational Websites and Online and Distance Education Schools issued by the MOE, on July 5, 2000, educational websites may provide educational services in relation to higher education, elementary education, pre-school education, teaching education, occupational education, adult education, other education and public educational information services. “Educational websites” refer to organizations providing education or education-related information services to website visitors by means of a database or online education platform connected via the internet or an educational television station through an internet service provider. Setting up education websites is subject to approval from relevant education authorities, depending on the specific types of education. Any educational website shall, upon the receipt of approval, indicate on its website such approval information as well as the approval date and file number.

On June 29, 2004, the State Council promulgated the Decision on Setting Down Administrative Licenses for the Administrative Examination and Approval Items Really Necessary to Be Retained, pursuant to which the administrative license for “educational websites” was not retained.

On February 3, 2016, the State Council promulgated the Decision on Cancelling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, further explicitly withdrew the approval requirements for operating educational websites as provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law.

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai (collectively, the “Shanghai Implementation Regulations”). Pursuant to the Shanghai Implementation Regulations, any management measures and regulations applied to the institutions that provide training services only through internet will be further promulgated separately. However no specific administration measures regarding the institutions offering training service only through internet have been promulgated by Shanghai government as of the date of this annual report.

On November 20, 2018, the MOE, the SAIC and the Ministry of Emergency Management of the PRC, jointly promulgated the Notice on Several Work Mechanisms for Strengthening Special Administration and Rectification of Extracurricular Training Institutions, or the New Notice. The New Notice provides certain requirements relating to the online traning services, which mainly include that: (i) the competent authorities shall strengthen the supervision on the online training institution targeting on K-12 students in accordance with the policies and requirements applied to the offline training institutions, (ii) the online training institution providing the school-curriculum-related training service is required to make filing with the competent authorities in respect to the name of the curriculum-related training class, training class content, recruitment target, training class schedule and training time, and (iii) name, photos, class and qualification number of teachers in such online training institution providing the school-curriculum-related training service shall be disclosed on its website.

Regulations Related to Intellectual Property Rights

Copyright and Software Registration

The SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1990 and revised in 2001, 2010 respectively, with its implementation rules adopted in 1991 and revised in 2002, 2011 and 2013 respectively. The amended Copyright Law and its implementation rules extend copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the NCAC and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.

On December 20, 2001, the State Council promulgated Computer Software Protection Regulations which came into effect on January 1, 2002 and was later amended on January 8, 2011 and January 30, 2013. These regulations are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures on February 20, 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

Under these rules and regulations, software owners, licensees and transferees may register their rights in software with the NCAC or its local branches and obtain software copyright registration certificates. Although such registration is not mandatory under PRC laws, software owners, licensees and transferees are encouraged to go through the registration process to enjoy the better protections afforded to registered software rights.

Patents

The SCNPC adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, both starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001 and 2013 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, currently known as PRC State Intellectual Property Office of the State Administration for Market Regulation, or the Trademark Office, handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Name

The MIIT promulgated its Administrative Measures on Internet Domain Names in 2017. According to these measures, the MIIT is in charge of the overall administration of domain names in China. The registration of domain names in China is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law, which became effective as of January 1, 2008 and was revised in 2012. The Labor Contract Law requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security. Pursuant to the Labor Contract Law, employment contracts lawfully executed prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after the Labor Contract Law’s implementation. All PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. According to the Social Insurance Law promulgated by SCNPC and effective from July 1, 2011, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, the Interim Regulation on the Collection and Payment of Social Insurance Premiums and the Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in China, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees.

Regulations Related to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, as last amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as amended on May 4, 2015, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Provisions on Foreign Exchange Administration over Direct Investment Made by Foreign Investors in China in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows all foreign-invested enterprises established in China to use their foreign exchange capitals to make equity investment and removes certain other restrictions had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19, but compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 16 and other laws and regulations related to foreign currency exchange. Circular 19, Circular 16 and other related regulations may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Regulations on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance. In addition, on January 11, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. Net assets is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one year transitional period, or the Transitional Period, from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises, have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which became effective in July 2014, replacing the Circular of the State Administration of Foreign Exchange on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents as defined therein who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such PRC residents.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Related to Dividend Distribution

The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law, issued in 1986 and amended in 2000 and 2016, and the Implementation Rules under the Foreign Investment Enterprise Law, issued in 1990 and amended in 2001 and 2014 respectively. Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Enterprise Income Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008, while the Enterprise Income Tax Law was further amended by SCNPC on February 24, 2017. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria. Enterprises qualified as “High-Tech Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High-Tech Enterprise” status.

The Enterprise Income Tax Law also provides that enterprises organized under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore be subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Rules further define the term “de facto management body” as the management body that exercises substantial and overall management and control over the production and operations, personnel, accounts and properties of an enterprise. If an enterprise organized under the laws of jurisdiction outside China is considered a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, it would be subject to the PRC enterprise income tax at the rate of 25% on its worldwide income. Second, a 10% withholding tax would be imposed on dividends it pays to its non-PRC enterprise shareholders and a 10% tax would apply with respect to gains derived by its non-PRC enterprise shareholders from transfer of its shares. In addition, non-PRC resident enterprises without any branches in China are subject to enterprise income tax in connection with their gains from PRC source at a rate of 10%.

According to the Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in China, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interest in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. The SAT issued the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, or SAT Announcement 9, which became effective from April 1 2018, replacing Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or SAT Notice 601, SAT Announcement 9 stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner.” Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, LingoChamp (HK) Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Yuguan and Yuling, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, pursuant to which entities that have direct obligation to make certain payments to a non-resident enterprise shall be the relevant tax withholders for such non-resident enterprise. Further, the Non-resident Enterprises Measures provides that, in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment shall, by itself or engage an agent to, file a tax declaration with the PRC tax authority located at the place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred shall assist the tax authorities to collect taxes from the relevant non-resident enterprise. On April 30, 2009, the Ministry of Finance and the SAT jointly issued the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59. On December 10, 2009, the SAT issued the Notice on Strengthening the Administration of the Enterprise Income Tax concerning Proceeds from Equity Transfers by Non-resident Enterprises, or Circular 698. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7, to supersede the provisions in relation to the Indirect Transfer as set forth in Circular 698. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company widely.

In addition, SAT Bulletin 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as set forth in Circular 698 as they have to make self-assessment on whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect and superseded Circular 698 on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Among other things, the SAT Bulletin 37 provides that:

•

for the income from equity investment assets, the competent tax authority for the income tax of the invested enterprise shall be the competent tax authority, while for the income from the dividends, extra dividends and other equity investment, the competent tax authority for the income tax of the enterprise distributing the income shall be the competent tax authority;

•

the withholding obligator shall declare and pay the withheld tax to the competent tax authority in the place where such withholding obligator is located within 7 days from the date of occurrence of the withholding obligation;

•

where the income obtained by the withholding obligator and required to be withheld at source is in the form of dividends, extra dividends or any other equity investment gains, the date of occurrence of the obligation for withholding relevant payable tax is the date of actual payment of the dividends, extra dividends or other equity investment gains;

•

for the income tax required to be withheld under Article 37 of the Enterprise Income Tax Law, if the withholding obligator fails to withhold in accordance with the law or is unable to perform withholding obligation, the non-resident enterprise obtaining the income shall declare and pay the tax not withheld to the competent tax authority of the place of the occurrence of the income in accordance with Article 39 of the Enterprise Income Tax Law and complete the Form of Report on Withholding of Enterprise Income Tax of the People’s Republic of China; where the non-resident enterprise fails to declare and pay tax in accordance with Article 39 of the Enterprise Income Tax Law, the tax authority may order it to pay the tax within a specified time limit and the non-resident enterprise shall declare and pay the tax within the time limit determined by the tax authority; the non-resident enterprise that declares and pays the tax voluntarily before the tax authority orders it to pay tax within a specified time limit shall be deemed as having paid tax as scheduled;

•

the competent tax authority may require the taxpayer, withholding obligator and relevant parties with knowledge of relevant information to provide the contracts and other relevant materials relating to the withholding of tax;

•

where the withholding obligator fails to withhold the tax required to be withheld under Article 37 of the Enterprise Income Tax Law, the competent tax authority of the place where the withholding agent is located shall order the withholding obligator to make up for the withholding of tax in accordance with Article 23 of the Administrative Punishment Law of the People’s Republic of China and hold the withholding agent liable in accordance with the law; if recovery of tax payment from the taxpayer is necessary, the competent tax authority of the place where the income occurs shall implement the recovery in accordance with the law. If the place where the withholding obligator is located is different from the place where the income occurs, the competent tax authority of the place of occurrence of the income that is responsible for recovering the tax payment shall give notice to the competent tax authority of the place where the withholding obligator is located for verifying relevant information. The competent tax authority of the place where the withholding agent is located shall, within 5 working days from the date.

Value-Added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry was generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on PRC Value-Added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the China Securities Regulatory Commission, or CSRC, and the SAFE, jointly issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by MOFCOM before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the MOFCOM Security Review Regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

C.	Organizational Structure

The chart below summarizes our corporate legal structure and identifies our significant subsidiaries and other entities that are material to our business as of the date of this annual report:

Note:

(1)	Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin collectively holds a majority interest in Shanghai Liulishuo, Shanghai Mengfan and Jiangsu Liulishuo, respectively.

Contractual Arrangements with our VIEs and Their Respective Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Yuguan (our WFOE), our VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. These contractual arrangements enable us to (i) exercise effective control over our VIEs; (ii) receive substantially all of the economic benefits of our VIEs; and (iii) have an exclusive call option to purchase all or part of the equity interests in and assets of our VIEs when and to the extent permitted by PRC law.

Arrangements that provide us effective control over our VIEs

Proxy Agreements. Pursuant to the proxy agreements among Yuguan, our VIEs and their respective shareholders, each shareholder of our VIEs irrevocably undertakes to appoint a PRC citizen designated by Yuguan as his/its attorney-in-fact to exercise all of his/its rights as a shareholder of our VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, other voting rights pursuant to the then-effective articles of association (subject to the amendments) of our VIEs, and execute relevant equity transfer agreements and other instruments and obtain necessary governmental approval, registration or filing on behalf of the shareholders when the equity interests held by such shareholders are transferred pursuant to the exclusive call option agreements. Each proxy agreement has an initial term of 30 years and shall be automatically renewed unless otherwise notified by our WFOE.

Equity Pledge Agreements. Pursuant to the equity pledge agreements among Yuguan, our VIEs and their respective shareholders, shareholders of our VIEs shall pledge all of their respective equity interests in our VIEs to Yuguan to guarantee their and our VIEs’ performance of their and our VIEs’ obligations under the exclusive technology service agreements, the proxy agreements, the exclusive call option agreements and the equity pledge agreements. As of the date of this annual report, we have registered the equity pledges for Shanghai Liulishuo and Shanghai Mengfan with the local branch of the SAIC in accordance with PRC laws to perfect their respective equity pledges, and are still in the process of completing such registration for Jiangsu Liulishuo. After the completion of the equity pledge registrations, in the event of a breach by our VIEs or their shareholders of contractual obligations under these agreements, Yuguan, as pledgee, will have the right to dispose of the pledged equity interests in our VIEs. The shareholders of our VIEs also undertake that, during the term of the equity pledge agreement, unless otherwise approved by Yuguan in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

Spousal Consent Letters. Pursuant to the spousal consent letters, each of the spouses of the individual shareholders of our VIEs unconditionally and irrevocably agrees that the equity interest in our VIEs held by and registered in the name of her respective spouse will be disposed of pursuant to the relevant equity pledge agreement, the exclusive call option agreement and the proxy agreement, without her consent. In addition, each of them agrees not to assert any rights over the equity interest in our VIEs held by her respective spouse. In addition, in the event that any of them obtains any equity interest in our VIEs held by her respective spouse for any reason, such spouse agrees to be bound by similar obligations and agreed to enter into similar contractual arrangements.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Technology Service Agreements. Pursuant to the exclusive technology service agreements between Yuguan and our VIEs, respectively, Yuguan has the exclusive right to provide to our VIEs services related to, among other things, technology, internet support, operation consulting, intellectual property licensing and product development. Yuguan has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Each of our VIEs agrees to pay Yuguan a service fee every year, at an amount reasonably determined by Yuguan considering relevant VIE’s revenue and other circumstances. This agreement will remain effective for an initial 30-year term and will be renewed automatically except that Yuguan is entitled to terminate the agreement upon the expiration of such 30-year term as long as a 30-day prior written termination notice is provided to our VIEs.

Agreements that provide us with the option to purchase the equity interests in our VIEs

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreements among Yuguan, our VIEs and their respective shareholders, the shareholders of our VIEs irrevocably grant Yuguan an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests and/or assets in our VIEs, and the purchase price shall be the higher of capital contribution amount for their equity interests or net book value of such assets, as the case may be, or the lowest price permitted by applicable PRC law. The shareholders further undertake to pay to Yuguan any purchase price or other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of our VIEs undertake that, without prior written consent of Yuguan, they will not create any pledge or encumbrance on their equity interests in our VIEs, approve any transfer or in any manner disposal of their equity interests, dispose of or cause our company management to dispose of any material assets (other than those occurring in the ordinary course of business). The shareholders of each of our VIEs agree, among other things, without prior written consent of Yuguan, not to cause the relevant VIE to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, terminate any material contract or enter into any other contract which is in conflict with any existing material contract, appoint or remove its directors, supervisors or other management, be terminated, liquidated or dissolved, lend or borrow money or provide guarantee, or undertake any substantial obligation other than those occurred during the ordinary course of business. This agreement will remain effective till all of the equity interests and other assets of the relevant VIE have been transferred to Yuguan and/or its designated person.

In the opinions of Fangda Partners, our PRC legal counsel:

•	the ownership structures of Yuguan and our VIEs do not and will not violate applicable PRC laws or regulations currently in effect; and

•

the contractual arrangements among Yuguan, our VIEs and their respective shareholders governed by PRC law are and will be valid and binding, and do not and will not violate applicable PRC laws or regulations currently in effect, except that the pledges on the equity interests in our VIEs would not be deemed validly created until they are registered with the competent administration of industry and commerce.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our education business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.” And “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.”

D.	Property, Plant and Equipment

Our headquarters is located in Shanghai, where we lease and occupy office space with an aggregate floor area of approximately 30,000 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. We also lease and occupy office space located in Nanjing, Hangzhou and Wuhan of China as well as Silicon Valley of the United States with an aggregate floor area of approximately 10,000 square meters.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of various factors, include those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F. See “Forward-Looking Statements.”

A.	Operating Results

We generate our revenue primarily from providing English learning services. Our revenues increased substantially from RMB12.3 million in 2016 to RMB165.6 million in 2017, and further to RMB637.2 million (US$92.7 million) in 2018. We incurred net losses of RMB89.2 million in 2016, RMB242.8 million in 2017 and RMB488.1 million (US$71.0 million) in 2018.

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s private education industry. We have benefited from the rapid economic growth, significant urbanization, and higher per capita disposable income of urban households in China, which has allowed many in China to spend more disposable income on education, a category of great importance given the considerable value Chinese culture traditionally places on education. We anticipate that the demand for education will continue to grow. We have also benefited from the increasing mobile internet penetration in China. While our business is influenced by factors affecting the private education industry in China generally, we believe that our results of operations are more directly affected by company-specific factors, including the following factors.

Market acceptance of AI-powered educational products and services

Our products and services are primarily AI-driven, with AI technologies built into the core of our courses, transforming the traditional approach to education. We operate our courses and services on the mobile platform, whereas it is customary in the education industry to have in-person teaching in physical classrooms. The market recognition and acceptance of the concept of learning on a mobile app and from an AI teacher affects the growth of our business and revenues. Our ability to educate and show existing and potential users the value and the effectiveness of our innovative approach is and will continue to be crucial for our business growth, financial performance and prospects. Our success in competing against other education services, including English learning services and mobile-enabled education services, is primarily dependent on our ability to improve users’ learning efficiency and effectiveness, provide quality learning content and promote our brand and products and services. The number of our cumulative registered users increased from 34.0 million as of December 31, 2016 to 61.3 million as of December 31, 2017, and further increased to 110.3 million in 2018. The number of our average monthly active users increased from 2.0 million in 2016 to 4.4 million in 2017, and further increased to 8.2 million in 2018.

Our ability to grow net revenues and gross billings

We currently derive all of our net revenues from fees that we charge our users for providing online English learning services. In addition to net revenues, we consider gross billings an important indicator of the health of our business as it measures cash received from providing online English learning services, net of cash refunds paid to users. Through gross billings, we can better understand and evaluate our business performance and gain visibility of future revenues. Our net revenues and gross billings are driven by the number of our paying users and the average revenues per paying user. The growth of our paying user base is driven primarily by the growth of the number of active users and our ability to convert a greater portion of our active users into paying users. Our average revenue per paying user is primarily affected by the pricing of our courses and services and our revenue mix.

We analyze the following financial and operating metrics to evaluate our business results and operating performance, and make business plans and strategic decisions.

	2016	2017	2018
Gross billings	RMB25.7 million	RMB313.0 million	RMB986.6 million
Net revenues	RMB12.3 million	RMB165.6 million	RMB637.2 million
Paying users	70,500	815,700	2,500,000

Our ability to manage our cost of revenues

Our ability to manage cost of revenues directly affects our profitability. Our cost of revenues mainly consist of IT service cost, content-related cost and service fees paid to contract human teachers for our premium services. We expect our cost of revenues to increase in absolute amounts as we continue to grow our business.

Our ability to improve sales and marketing efficiency

Sales and marketing is critical to our business as we need to educate the market about the benefits of our AI-powered learning products and services as well as grow our user base. Our sales and marketing expenses have become a significant majority of our total operating expenses. Our ability to lower such expenses as a percentage of net revenues depends on our ability to improve sales and marketing efficiency, such as acquiring users in a cost-effective manner, automating certain tasks performed by OSAs, and leveraging existing brand value and word-of-mouth promotions. In the foreseeable future, we expect our sales and marketing expenses to increase in absolute amounts as we spend more to promote our brand and grow our user base.

Our ability to develop and leverage our AI capabilities in a cost-effective manner

We have developed proprietary AI technologies and built a team of AI experts. Our ability to leverage our AI capabilities to develop and enhance our products and services in a cost-effective manner affects our revenues and results of operations. We expect our research and development expenses to increase as we continue to develop and enhance our AI technologies, products and services, big data capabilities and technology infrastructure.

Key Components of Results of Operations

Net revenues

Our revenues are generated from providing online English learning services. We primarily offer two types of course packages, namely prepaid standard courses and multiple course packages. Our DongNi English standard courses constitute prepaid standard courses, which allow users to purchase courses to be consumed over a certain period of time. Our premium services are provided in the form of prepaid multiple course packages, including prepaid standard courses and course credits for one-to-one tutoring sessions with contract human teachers. Such packages allow users to purchase multiple courses for use before a certain expiration date. Our paying users purchase the services by subscribing to our course packages directly from our platform or through online commerce platform partners. Subscription fees are generally paid in advance, initially recorded as deferred revenues and recognized as revenues when revenue recognition criteria are met. In 2016, 2017 and 2018, we generated net revenues of RMB12.3 million, RMB165.6 million and RMB637.2 million (US$92.7 million), respectively. As of December 31, 2016, 2017 and 2018, respectively, we had RMB12.8 million, RMB116.4 million and RMB477.6 million (US$69.5 million) of deferred revenues.

Cost of revenues

Our cost of revenues primarily consist of expenditures incurred in the generation of our revenue, mainly consisting of IT service cost, content-related cost and service fees paid to contract human teachers for our premium services. We had cost of revenues of RMB27.5 million, RMB57.7 million and RMB174.7 million (US$25.4 million) in 2016, 2017 and 2018, respectively.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of net revenues for the periods presented:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(28,534)	(231.4)	(283,055)	(171.0)	(705,414)	(102,598)	(110.7)
Research and development expenses	(30,013)	(243.4)	(53,162)	(32.1)	(155,154)	(22,566)	(24.3)
General and administrative expenses	(8,754)	(71.0)	(19,807)	(12.0)	(65,423)	(9,515)	(10.3)

Total operating expenses	(67,301)	(545.8)	(356,024)	(215.1)	(925,991)	(134,679)	(145.3)

Our sales and marketing expenses consist primarily of (i) branding and marketing expenses, (ii) salaries and benefits for sales and marketing personnel including OSAs, (iii) commissions to online commerce platform partners for operations of our e-stores on their platforms and commissions to distribution channels (app stores), (iv) payment processing expenses, (v) rewards to users related to our user incentive programs and (vi) rental expenses associated with sales and marketing personnel. We expect our selling and marketing expenses to increase in absolute amounts in the foreseeable future as we spend more to promote our brand and grow our user base.

Our research and development expenses consist primarily of (i) salaries and benefits for research and development personnel, (ii) rental expenses associated with research and development personnel and (iii) depreciation of office premise and servers utilized by research and development personnel. We expect our research and development expenses to increase in absolute amounts as we continue to expand our product offerings and AI capabilities.

Our general and administrative expenses consist primarily of (i) salaries and benefits for general and administrative personnel, (ii) rental expenses associated with general and administrative personnel, (iii) general office expenses and (iv) professional service fees. We expect our general and administrative expenses to increase in absolute amounts in the foreseeable future due to the anticipated growth of our business as well as the additional accounting, insurance, investor relations and other expenses to be incurred as a public company.

Taxation

We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong, the United States and the PRC.

Cayman Islands

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for its activities conducted in Hong Kong. Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax.

United States

Our subsidiary incorporated in Delaware, LingoChamp US Inc., is subject to U.S. corporate income tax on its taxable income at a rate of up to 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on its taxable income of up to 35% for prior tax years.

PRC

Generally, our PRC subsidiaries and VIEs are subject to enterprise income tax on their taxable income at a statutory rate of 25% in China. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Yuguan and Shanghai Liulishuo each obtained its certificate of “High and New Technology Enterprises,” or HNTE, with a valid period of three years in 2017. Each is therefore eligible to enjoy a preferential tax rate of 15% from 2017 to 2019 to the extent it has taxable income under the PRC Enterprise Income Tax Law, as long as it maintains the HNTE qualification and duly conducts relevant enterprise income tax filing procedures with the relevant tax authority. Certain PRC subsidiary and VIE are entitled to a preferential tax treatment as a “Small-scaled Enterprise” and thus enjoy a reduced tax rate of 20% on 50% of its taxable income in 2017.

We are subject to value-added tax at a rate of 6%, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information – D. Risk Factors—Risks Relating to Our Corporate Structure—We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information – D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes or gains realized with respect to our ADSs or shares are deemed to be from PRC sources, we and our non-PRC shareholders or ADS holders could be subject to unfavorable tax consequences.”

Critical Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Consolidation of VIEs

Our consolidated financial statements include the financial statements of LAIX Inc. (formerly known as LingoChamp Inc.), its subsidiaries and its VIEs. All profits, transactions and balances among the foregoing entities have been eliminated upon consolidation.

PRC laws and regulations restrict foreign ownership in value-added telecommunication services and other internet-related business. Due to these restrictions, we conduct substantially all of our operations in China through contractual arrangements among our WFOE, our VIEs and the shareholders of our VIEs. As a result of these contractual arrangements, the shareholders of our VIEs irrevocably granted our WFOE the power to exercise all voting rights to which they were entitled. In addition, our WFOE has the option to acquire all of the equity interests in the VIEs, to the extent permitted by then-effective PRC laws and regulations, for pre-agreed consideration, who shall in turn pay such consideration back to our WFOE. Finally, our WFOE is entitled to receive service fees for certain services to be provided to the VIEs in an amount at our WFOE’s discretion. We therefore concluded that we are the primary beneficiary of our VIEs. As such, we consolidate the results of operations of the VIEs in our consolidated financial statements.

Revenue recognition

We primarily offer two types of prepaid course packages, namely prepaid standard courses and prepaid multiple course packages. Our DongNi English standard courses and LiuLi Reading allow users to purchase courses to be consumed over a certain period of time. Our premium services are provided in the form of prepaid multiple course packages, including prepaid standard courses and course credits for one-to-one tutoring sessions with contract human teachers. Such packages allow users to purchase multiple courses for their use before a certain expiration date. Our users purchase the courses by subscribing to them either directly from our platform or through our online commerce platform partners. Subscription fees are generally paid in advance and are initially recorded as deferred revenue.

For users who withdraw from contracts with us, we refund subscription fees corresponding to any remaining undelivered learning services. Withdrawals are recorded as reductions of the deferred revenue related to subscription fees received in advance and have no impact on recognized revenue.

We have assessed all variable considerations identified when determining the transaction price, taking into account the various forms that such variable considerations may take. We selectively offer performance-based or behavior-based refunds to incentivize our registered users to purchase prepaid course packages. The amount of refund is fixed and pre-determined which may be larger than the subscription fee. In the case that refund amount is larger than customer’s individual cumulative revenue basis, we recognize such negative revenue as selling expenses. We have two types of revenue models – the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized ratably over the contractual course period as services are provided. Under the refundable course model, a user is eligible to obtain a refund if the user achieves certain agreed performance goals or behavior goals, including completing a minimum number of learning hours within a set period of time, sharing a minimum number of courses on social media within the contractual course period, achieving various measures of learning efficiency and receiving a certain overall score for each course in the package. Based on our historical records of performance-based or behavior-based refunds, we estimate a refund rate that constitutes a reduction of the transaction price when recognizing revenues ratably as services are provided over the contractual course period we review and supervise the refund rate on a periodic basis. By adjusting the difficulty level of the exams in the packages, we are able to maintain a stable performance-based refund rate, which constitutes a reasonable and reliable basis for us to estimate and calculate the amount of the refund. When there are no sufficient historical records for our estimation on behavior-based funds rate, revenue will not be recognized until uncertainty associated with the variable considerations is resolved. Except for the aforementioned performance-based or behavior-based refunds to our customers, no other circumstance causes variability in the consideration promised in the online courses offered by the Company.

We recognize revenue on a gross basis as we meet the standard of a principal having control over the service or directing the service.

Prepaid standard courses

Prepaid standard courses typically range from 30 days to 360 days. A user can access the standard courses without limit within such user’s fixed contract period. Revenue is recognized on a straight-line basis over the contractual course period.

Prepaid multiple course packages

Prepaid multiple course packages typically range from 180 days to 720 days. Each type of course is a separate unit of accounting, as each type has a distinct nature with different patterns and measurements of transfer to users.

We determine the standalone selling price for each type of course in the package and allocate the transaction price based on the relative value of each type of course in the arrangement, if applicable. The best evidence of standalone selling price is the price we charge for a certain type of course when we sell it separately under similar circumstances to similar users. For a type of course that is not being sold separately, we determine the value of each type based on its cost plus an expected margin.

For the standard courses included in prepaid multiple course packages, revenue is recognized on a straight-line basis over the contractual course period. For those one-to-one courses, revenue is recognized when the course credit is consumed with estimates for breakage from unconsumed courses at contract expiration. The expected breakage amount is recognized as revenue in proportion to the pattern of course credits consumed by the customers based on actual breakage data the Company has accumulated. The expected breakage amount is updated on a periodic basis.

Other courses

We also provide other courses, such as Authentic Pronunciation and IELTS speaking practice tests. Revenues are recognized ratably over a fixed term of the agreement or an estimated viewership period as services are provided.

User Incentive Program

We have incentive programs for our registered users to enhance user stickiness and to incentivize users. We offer points to registered users who refer new users to our platform, or when they participate in various activities in our mobile app. Users can redeem the points for free gifts. The estimated incremental costs related to free gifts are recognized as sales and marketing expenses.

Share-based compensation

Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares. We account for share-based awards granted to employees in accordance with ASC 718 Stock Compensation. For share options for the purchase of ordinary shares granted to employees classified as equity awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on the fair value of the awards on the grant date, which is calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using straight-line method in accordance with the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. The detailes of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in Note 14 to our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, which are included elsewhere in this annual report on Form 20-F.

On November 26, 2018, we granted 253,750 share options to certain of our employees and independent directors. The share options vest ratably at each grant date anniversary over a period of four years.

On February 27, 2019, we granted 162,000 share options to certain of our employees and independent directors. The share options vest ratably at each grant date anniversary over a period of four years.

As of December 31, 2018, there were RMB172.7 million of unrecognized share-based compensation expenses related to share options granted to the employees and directors, which were expected to be recognized over a weighted-average vesting period of 2.28 years.

In 2018, we recorded compensation expenses of RMB45.5 million for the share options granted to our employees and directors under the 2014 Plan and 2018 Plan.

Fair value of our ordinary shares

We are a public company listed on the New York Stock Exchange. Subsequent to the completion of our initial public offering, fair value of the ordinary shares is the price of our publicly traded shares.

The following table sets forth the fair value of our ordinary shares estimated prior to the completion of our initial public offering, taking into account independent valuation advice:

Date of Options Grant	Share Options Granted	Exercise Price (US$/ Share)	Fair Value of Option (US$)	Fair Value of Ordinary Shares (US$)	DLOM	Discount Rate	Type of Valuation
July 1, 2016	722,070	0.20	3.32	3.52	26%	25%	Retrospective
January 1, 2017	69,500	0.20	3.52	3.72	24%	25%	Retrospective
June 1, 2017	609,500	0.20	5.54	5.74	18%	24%	Retrospective
December 31, 2017	558,584	0.60	7.39	7.99	15%	24%	Retrospective
April 25, 2018	646,000	0.60	10.90	11.50	10%	23%	Contemporaneous
July 31, 2018	1,489,000	0.60	12.79	13.39	5%	22%	Contemporaneous

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognized income tax expenses due to uncertain tax portion for the year ended December 31, 2016, 2017 and 2018 of nil, nil and RMB41.1 million (US$6.0 million), respectively. We include interest and penalities our uncertain tax positions in income tax expenses.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of our total revenues for the periods presented.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	12,332	100.0	165,561	100.0	637,224	92,680	100.0
Cost of revenues(1)	(27,503)	(223.0)	(57,691)	(34.8)	(174,731)	(25,414)	(27.4)

Gross (loss)/ profit	(15,171)	(123.0)	107,870	65.2	462,493	67,266	72.6
Operating expenses:
Sales and marketing expenses(1)	(28,534)	(231.4)	(283,055)	(171.0)	(705,414)	(102,598)	(110.7)
Research and development expenses(1)	(30,013)	(243.4)	(53,162)	(32.1)	(155,154)	(22,566)	(24.3)
General and administrative expenses(1)	(8,754)	(71.0)	(19,807)	(12.0)	(65,423)	(9,515)	(10.3)

Total operating expenses	(67,301)	(545.8)	(356,024)	(215.1)	(925,991)	(134,679)	(145.3)

Loss from operations	(82,472)	(668.8)	(248,154)	(149.9)	(463,498)	(67,413)	(72.7)
Other income and expenses:
Interest income	2,671	21.7	934	0.6	2,732	397	0.4
Foreign exchange related (losses)/gains, net	(9,840)	(79.8)	7,144	4.3	(4,156)	(604)	(0.7)
Change in fair value of short-term investment	59	0.5	750	0.5	—	—	—
Other income/(expenses), net	413	3.3	2,172	1.3	1,016	148	0.2

Net loss before tax	(89,169)	(723.1)	(237,154)	(143.2)	(463,906)	(67,472)	(72.8)
Income tax expense	—	—	(5,606)	(3.4)	(24,160)	(3,514)	(3.8)

Net loss	(89,169)	(723.1)	(242,760)	(146.6)	(488,066)	(70,986)	(76.6)

Note:

(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,257	1,341	667	97
Sales and marketing expenses	839	2,380	6,637	967
Research and development expenses	2,285	3,800	27,114	3,951
General and administrative expenses	139	997	11,055	1,611

Total	4,520	8,518	45,473	6,626

Year ended December 31, 2018 compared with year ended December 31, 2017

Net revenues

Our net revenues increased by 284.9% from RMB165.6 million in 2017 to RMB637.2 million (US$92.7 million) in 2018, primarily due to the growth in subscriptions for our AI English teacher products including the DongNi English standard courses and the instruction of new News-based English learning product “LiuLi Reading.” Across our platform, the number of paying users who purchased courses and services on our platform in 2018 grew rapidly to approximately 2,500,000, as compared to approximately 815,700 in 2017.

Cost of revenues

Our cost of revenues increased by 202.9% from RMB57.7 million in 2017 to RMB174.7 million (US$25.4 million) in 2018, primarily due to increases in (i) salaries and benefits for certain full-time employees, (ii) IT service cost, and (iii) service fees paid to contract human teachers for our premium services, all resulting from our business growth and user base expansion. Salaries and benefits for full-time employees increased from RMB18.5 million in 2017 to RMB56.4 million (US$8.2 million) in 2018. Our IT service cost increased from RMB16.2 million in 2017 to RMB58.7 million (US$8.5 million) in 2018. The service fees paid to contract human teachers for our premium services increased from RMB7.9 million in 2017 to RMB23.6 million (US$3.4 million) in 2018.

Gross profit

As a result of increased economies of scale, our gross profit increased from RMB107.9 million, representing a gross margin of 65.2%, in 2017, to RMB462.5 million (US$67.3 million), representing a gross margin of 72.6%, in 2018.

Operating expenses

Our total operating expenses increased by 160.1% from RMB356.0 million in 2017 to RMB926.0 million (US$134.7 million) in 2018, primarily due to our business growth, the development and introduction of new products and the costs associated with the expansion of our user base.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB283.1 million in 2017 to RMB705.4 million (US$102.6 million) in 2018, primarily due to increases in (i) branding and marketing expenses, and (ii) salaries and benefits for sales and marketing personnel, including our OSAs. Our branding and marketing expenses increased from RMB165.1 million in 2017 to RMB350.7 million (US$51.1 million) in 2018 as we invested substantially in our marketing efforts to increase our user base and enhance our brand and reputation. Salaries and benefits for sales and marketing personnel increased from RMB69.5 million in 2017 to RMB217.6 million (US$31.6 million) in 2018 mainly due to an increase in our OSA headcount, which increased from over 600 as of December 31, 2017 to over 1,600 as of December 31, 2018.

Research and development expenses. Our research and development expenses increased by 191.9% from RMB53.2 million in 2017 to RMB155.2 million (US$22.6 million) in 2018, primarily due to an increase in salaries and benefits for research and development personnel from RMB43.5 million in 2017 to RMB107.6 million (US$15.7 million) in 2018. The headcount of our research and development personnel increased from 157 as of December 31, 2017 to 419 as of December 31, 2018. To a lesser extent, the increase in our research and development expenses was also attributable to the increase in share-based compensation for research and development personnel from RMB3.8 million in 2017 to RMB27.1 million (US$4.0 million) in 2018.

General and administrative expenses. Our general and administrative expenses increased by 230.3% from RMB19.8 million in 2017 to RMB65.4 million (US$9.5 million) in 2018, primarily attributable to increases in our human resources expenses and office expenses. Our general and administrative personnel headcount increased from 35 as of December 31, 2017 to 57 as of December 31, 2018. To a lesser extent, the increase in our general and administrative expenses was also attributable to the increase in share-based compensation for general and administrative personnel from RMB1.0 million in 2017 to RMB11.1 million (US$1.6 million) in 2018.

Loss from operations

As a result of the factors set out above, we incurred loss from operation of RMB463.5 million (US$67.4 million) in 2018, as compared to RMB248.2 million in 2017.

Interest income

We had interest income of RMB2.7 million (US$0.4 million) in 2018, as compared to RMB0.9 million in 2017, primarily due to a significant increase in bank interest income as a result of the deposit of our Series C financing proceeds and IPO proceeds.

Foreign exchange related (losses)/gains, net

We had a foreign exchange related loss of RMB4.2 million (US$0.6 million) in 2018, as compared to a foreign exchange related gain of RMB7.1 million in 2017, primarily due to the depreciation of Renminbi against the U.S. dollar.

Other income/(expenses), net

We had net other income of RMB1.0 million (US$0.1 million) in 2018, as compared to net other income of RMB2.2 million in 2017.

Income tax expense

We incurred income tax expense of RMB24.2 million (US$3.5 million) in 2018, as compared to RMB5.6 million in 2017, primarily due to an increase in uncertain tax position of RMB41.1 million (US$6.0 million), partially offset by RMB16.9 million (US$2.5 million) deferred income tax benefit.

Net loss

As a result of the foregoing, we incurred a net loss of RMB488.1 million (US$71.0 million) in 2018, as compared to a net loss of RMB242.8 million in 2017.

Year ended December 31, 2017 compared with year ended December 31, 2016

Net revenues

Our net revenues increased substantially from RMB12.3 million in 2016 to RMB165.6 million in 2017, primarily due to a growth in subscriptions for our standard DongNi English courses. To a lesser extent, the growth in our premium services and the introduction of the Authentic Pronunciation course in 2017 also contributed to our revenue increase. Across our platform, the number of paying users who purchased courses and services on our platform in 2017 grew rapidly to approximately 815,700, as compared to approximately 70,500 in 2016.

Cost of revenues

Our cost of revenues increased by 109.8% from RMB27.5 million in 2016 to RMB57.7 million in 2017, primarily due to increases in (i) IT service cost, (ii) content-related cost and (iii) service fees paid to contract human teachers for our premium services, all resulting from our business growth and user base expansion. Our IT service cost increased from RMB6.8 million in 2016 to RMB16.2 million in 2017. Our content-related cost increased from RMB6.5 million in 2016 to RMB9.8 million in 2017. The service fees paid to contract human teachers for our premium services increased from RMB2.1 million in 2016 to RMB7.9 million in 2017.

Gross loss/profit

As a result of the foregoing, we incurred a gross loss of RMB15.2 million in 2016, but achieved a gross profit of RMB107.9 million, representing a gross margin of 65.2% in 2017, primarily due to increased economies of scale.

Operating expenses

Our total operating expenses increased by 429.0% from RMB67.3 million in 2016 to RMB356.0 million in 2017, as all components of operating expenses increased due to our business growth and the expansion of our user base.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB28.5 million in 2016 to RMB283.1 million in 2017, primarily due to increases in (i) branding and marketing expenses, (ii) salaries and benefits for sales and marketing personnel, including our OSAs, and (iii) commissions to distribution channels (app stores) and online commerce platform partners. Our branding and marketing expenses increased from RMB15.8 million in 2016 to RMB165.1 million in 2017 as we invested substantially in our marketing efforts to increase our user base and enhance our brand and reputation. Salaries and benefits for sales and marketing personnel increased from RMB7.4 million in 2016 to RMB69.5 million in 2017 mainly due to an increase in our OSA headcount, which increased from 58 as of December 31, 2016 to over 600 as of December 31, 2017. Commissions to distribution channels (app stores) and online commerce platform partners increased from RMB1.7 million in 2016 to RMB22.3 million in 2017.

Research and development expenses. Our research and development expenses increased by 77.1% from RMB30.0 million in 2016 to RMB53.2 million in 2017, primarily due to an increase in salaries and benefits for research and development personnel from RMB24.7 million in 2016 to RMB43.5 million in 2017. The headcount of our research and development personnel increased from 53 as of December 31, 2016 to 157 as of December 31, 2017.

General and administrative expenses. Our general and administrative expenses increased by 126.3% from RMB8.8 million in 2016 to RMB19.8 million in 2017, primarily attributable to an increase in salaries and benefits for general and administrative personnel from RMB4.3 million in 2016 to RMB8.1 million in 2017. Our general and administrative personnel headcount increased from 14 as of December 31, 2016 to 35 as of December 31, 2017.

Loss from operations

As a result of the factors set out above, we incurred loss from operation of RMB248.2 million in 2017, as compared to RMB82.5 million in 2016.

Interest income

We had interest income of RMB0.9 million in 2017, as compared to RMB2.7 million in 2016, primarily because we invested our excess cash into fixed income securities during the year and recognized the return on such securities in other income.

Foreign exchange related (losses)/gains, net

We had a foreign exchange gain of RMB7.1 million in 2017, as compared to a foreign exchange loss of RMB9.8 million in 2016, primarily due to the appreciation of Renminbi against the U.S. dollar.

Change in fair value of short-term investment

We had change in fair value of short-term investment of RMB0.8 million in 2017, as compared to RMB0.1 million in 2016.

Other income, net

We had net other income of RMB2.2 million in 2017, as compared to RMB0.4 million in 2016.

Income tax expense

We incurred income tax expense of RMB5.6 million in 2017, as compared to nil in 2016.

Net loss

As a result of the foregoing, we incurred a net loss of RMB242.8 million in 2017, as compared to a net loss of RMB89.2 million in 2016.

Recent Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in “Principal Accounting Policies—(ae) Recently issued accounting pronouncements” of our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operating and investing activities through IPO proceeds, cash generated by historical sales of convertible redeemable preferred shares. As of December 31, 2016, 2017 and 2018, our cash and cash equivalents were RMB41.3 million, RMB416.5 million and RMB344.7 million (US$50.1 million), respectively. Our cash and cash equivalents primarily consist of cash placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

We believe that our current cash and cash equivalents and short-term investments will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional capital in the future to fund our further expansion. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of our VIEs, we only have access to the assets or earnings of our VIEs through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(38,591)	(60,120)	(112,942)	(16,427)
Net cash (used in)/provided by investing activities	(121,677)	69,901	(417,716)	(60,754)
Net cash provided by financing activities	—	377,191	443,978	64,574

Net (decrease)/increase in cash and cash equivalents	(160,268)	386,972	(86,680)	(12,607)
Exchange rate effect on cash and cash equivalents	2,312	(11,790)	14,919	2,170
Cash and cash equivalents at beginning of the period	199,257	41,301	416,483	60,575

Cash and cash equivalents at end of the period	41,301	416,483	344,722	50,138

Operating activities

Net cash used in operating activities in 2018 was RMB112.9 million (US$16.4 million), as compared to net loss of RMB488.1 million (US$71.0 million) in 2018. The difference was primarily due to (i) an increase in deferred revenue of RMB361.2 million (US$52.5 million), (ii) an increase in salary and welfare payable of RMB61.5 million (US$8.9 million), (iii) an increase in tax payable of RMB43.1 million (US$6.3 million), and was partially offset by (i) an increase in prepayments and other current assets of RMB91.2 million (US$13.3 million), (ii) an increase in accounts receivable of RMB41.3 million (US$6.0 million), and (iii) an increase in deferred tax assets of RMB16.9 million (US$2.5 million). The increases in deferred revenue, accounts payable, salary and welfare payable, prepayments and other current assets and accounts receivable were attributable to the growth of our business. In particular, the increase in deferred revenue was attributable to growth in fees collected from paying users. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2018 was RMB45.5 million (US$6.6 million) in share-based compensation expenses.

Net cash used in operating activities in 2017 was RMB60.1 million, as compared to net loss of RMB242.8 million in 2017. The difference was primarily due to (i) an increase in deferred revenue of RMB103.7 million, (ii) an increase in accounts payable of RMB53.5 million, (iii) an increase in salary and welfare payable of RMB31.3 million, and was partially offset by (i) an increase in prepayments and other current assets of RMB16.0 million and (ii) an increase in accounts receivable of RMB10.6 million. The increases in deferred revenue, accounts payable, salary and welfare payable, prepayments and other current assets and accounts receivable were attributable to the growth of our business. In particular, the increase in deferred revenue was attributable to growth in fees collected from paying users. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2017 were RMB8.5 million in share-based compensation expenses and RMB7.1 million in foreign exchange gain.

Net cash used in operating activities in 2016 was RMB38.6 million, as compared to net loss of RMB89.2 million in 2016. The difference was primary due to (i) an increase in deferred revenue of RMB11.8 million, (ii) an increase in accounts payable of RMB10.4 million, and (iii) an increase in salary and welfare payable of RMB9.0 million. The principal non-cash item affecting the difference between our net loss and our net cash used in operating activities in 2016 was RMB9.8 million in foreign exchange loss.

Investing activities

Net cash used in investing activities was RMB417.7 million (US$60.8 million) in 2018, which was primarily attributable to purchase of short-term investments of RMB404.0 million (US$58.8 million) and purchase of property and equipment of RMB41.7 million (US$6.1 million), partially offset by proceeds from maturity of short-term investments.

Net cash generated from investing activities was RMB69.9 million in 2017, which was primarily attributable to proceeds from maturity of short-term investments of RMB224.5 million, partially offset by (i) purchase of short-term investments of RMB143.9 million and (ii) purchase of property and equipment of RMB10.7 million.

Net cash used in investing activities was RMB121.7 million in 2016, which was primarily attributable to purchase of short-term investments of RMB163.3 million, partially offset by proceeds from maturity of short-term investments of RMB42.9 million.

Financing activities

Net cash provided by financing activities in RMB444.0 million (US$64.6 million) in 2018, which was primarily attributable to net proceeds from issuance of Class A ordinary shares in connection with our initial public offering of RMB441.2 million (US$64.2 million) and cash receipts of RMB10.6 million (US$1.5 million) from loan companies.

Net cash provided by financing activities was RMB377.2 million in 2017, which was primarily attributable to proceeds from issuance of series C convertible redeemable preferred shares of RMB338.1 million, and cash receipts of RMB36.8 million from loan companies.

We had no cash inflow or outflow resulting from financing activities in 2016.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment and lease improvement. Our capital expenditures were RMB1.3 million in 2016, RMB10.7 million in 2017 and RMB41.7 million (US$6.1 million) in 2018. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

LAIX Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our VIEs in China. As a result, LAIX Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion, and our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technologies.” And “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands of RMB)
Operating lease obligations(1)	272,037	57,651	111,332	89,061	13,993
Purchase commitments(2)	3,050	3,050	—	—	—
Capital commitments(3)	8,220	8,220	—	—	—

Notes:

(1)

We lease office space under non-cancelable operating lease agreements, which expire at various dates through December 2020. For the years ended December 31, 2016, 2017 and 2018, we incurred rental expenses of RMB2.5 million, RMB10.8 million and RMB47.7 million (US$6.9 million), respectively.

(2)	The purchase commitments relate to royalty fee of content.
(3)	The capital commitments relate to construction in progress.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yi Wang	38	Chairman of the Board of Directors and Chief Executive Officer
Zheren Hu	34	Director and Chief Technology Officer
Hui Lin	37	Director and Chief Scientist
Jenny Hong Wei Lee	46	Director
Christopher Ludwig Eisgruber	57	Independent Director
Li-Lan Cheng	54	Independent Director
Tiak Koon Loh	60	Independent Director
Bin Yu	49	Chief Financial Officer

Yi Wang is one of our founders, and has served as the chairman of our board of directors and our chief executive officer since the inception of our company. Prior to that, Dr. Wang served as a product director at AdChina, a leading online advertising platform in China, from April 2011 to August 2012. From July 2009 to April 2011, he served as a product manager at Google and was responsible for various key features and systems of Google Analytics and Google’s cloud infrastructure. He received his bachelor’s degree and master’s degree in electrical engineering from Tsinghua University in 2003 and 2005, respectively, and his Ph.D. degree in computer science from Princeton University in 2009.

Zheren Hu is one of our founders, and has served as our director and chief technology officer since the inception of our company. He has also been in charge of our English for Adults business since April 2018. From 2010 to 2011, Mr. Hu served as an engineer at Quantcast, an AI-driven data analytics company. Mr. Hu received his bachelor’s degree of engineering in computer science from Shanghai Jiao Tong University in 2006 and his master’s degree of science in management information systems from the University of Arizona in 2008.

Hui Lin is one of our founders, and has served as our director and chief scientist since the inception of our company. Prior to that, Dr. Lin served as a research scientist at Google from 2012 to 2013. Dr. Lin received his bachelor’s degree and master’s degree in electrical engineering from Tsinghua University in 2003 and in 2006, respectively, and his Ph.D. degree in electrical engineering from the University of Washington in 2011.

Jenny Hong Wei Lee has served as our director since June 2014. Ms. Lee serves as a director of Niu Technologies (Nasdaq: NIU). Ms. Lee also serves as a director of Sats Ltd., a public company listed on Singapore Exchange. Ms. Lee served as a vice president of JAFCO Asia. Prior to JAFCO, Ms. Lee was an associate at Morgan Stanley HK from 2001 to 2002. Ms. Lee received her bachelor’s degree in electrical engineering in 1994 and master’s degree in engineering in 1995, both from Cornell University, and an MBA from Kellogg School of Management at Northwestern University in 2001.

Christopher Ludwig Eisgruber has served as our independent director since September 2018. Mr. Eisgruber was elected Princeton University’s 20th president in April 2013 and has assumed office since July 2013, serving as the chief executive officer to manage a world-class university. Prior to that, he served as the provost of Princeton University for almost ten years from 2004 to 2013, serving as the second-ranking official as well as the chief academic and budgetary officer of the university. From 2001 to 2004, Mr. Eisgruber served as the Laurence S. Rockefeller Professor of Public Affairs in the Woodrow Wilson School and the Centre for Human Values at Princeton University. Mr. Eisgruber received his bachelor’s degree in physics from Princeton University in 1983, his master’s degree in politics from Oxford University in 1987, and his J.D. degree from the University of Chicago Law School in 1988.

Li-Lan Cheng has served as our independent director since September 2018. Dr. Cheng has served as the chief operating officer of E-House (China) Holdings Limited, a real estate services company in China, since 2012 and previously served as its chief financial officer from 2006 to 2012. Dr. Cheng has also served as the acting chief financial officer of Leju Holdings Limited (NYSE: LEJU), since June 2017. Dr. Cheng has also been an executive director of E-House (China) Enterprise Holdings Limited (SEHK: 2048), since March 2018. From 2005 to 2006, Dr. Cheng served as the chief financial officer of SouFun Holdings Limited, a leading real estate internet portal and a leading home furnishing website in China. From 2002 to 2004, he served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in China. Currently, Dr. Cheng also serves as an independent director of 51job, Inc. (Nasdaq: JOBS). Dr. Cheng received his bachelor’s degree in economics from Swarthmore College and his Ph.D. degree in economics from the Massachusetts Institute of Technology. Dr. Cheng is a chartered financial analyst (CFA).

Tiak Koon Loh has served as our independent director since December 2018. Mr. Loh has more than 30 years’ experience in leading technology investments and building information technology-focused businesses. Mr. Loh has served as a director and the chief executive officer of Pactera International Limited (formerly known as HiSoft Technology International Ltd before its merger with Vancelnfo in 2012) since 2006. Prior to that, he was the corporate vice president of Hewlett Packard from 2004 to 2006, responsible for expanding its consulting and technology services business in China and Hong Kong. He also served as the financial services industry lead for HP Services during the same period. From 2001 to 2004, Mr. Loh served as the chief executive officer of Vanda Systems & Communications Holdings (currently known as Hutchison Global Communications Holdings). Mr. Loh received his bachelor’s degree in electrical engineering from National University of Singapore.

Bin Yu has served as our chief financial officer since September 2017. Prior to joining us, she served as the chief financial officer of InnoLight Technology Corporation from January 2015 to April 2017. From May 2013 to January 2015, she served as the chief financial officer of Star China Media Limited. From August 2012 to April 2013, she served as the senior vice president of Youku Tudou Inc. Ms. Yu served as the chief financial officer of Tudou Holdings Limited from January 2012 to April 2013, after serving as the vice president of finance of the same company from 2010 to 2011. Prior to that, Ms. Yu worked at KPMG from 1999 to 2010. Currently, Ms. Yu also serves as an independent director of Baozun Inc. (Nasdaq: BZUN), GDS Holdings Ltd. (Nasdaq: GDS), Tian Ge Interactive Holdings Limited (SEHK: 1980) and iDreamSky Technology Holdings Limited (SEHK: 1119). Ms. Yu received her bachelor’s degree from Xi’an Foreign Language University in 1992, her master’s degree in accounting and her master’s degree in education from the University of Toledo in 1999, and her EMBA degree from Tsinghua University and INSEAD in 2013. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of the American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

B.	Compensation

For the fiscal year ended December 31, 2018, we paid an aggregate of RMB3.6 million (US$0.5 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2014 Equity Incentive Plan

In May 2014, our board of directors and shareholders adopted the 2014 Equity Incentive Plan, which we refer to as the 2014 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. As of the date of this annual report, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2014 Plan is 5,456,192, subject to further amendment. As of the date of this annual report, awards to purchase 4,678,951 Class A ordinary shares under the 2014 Plan have been granted and outstanding, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates.

The following paragraphs describe the principal terms of the 2014 Plan.

Types of awards. The 2014 Plan permits the awards of options, share appreciation rights, restricted share awards, restricted share unit awards, and any other type of awards approved by the plan administrator.

Plan administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2014 Plan. The board of directors or the committee, as applicable, will determine, among other things, the participants to receive awards, the date and the method of each award to be granted, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2014 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant or such shorter period specified in the award agreement.

Transfer restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2014 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and amendment of the 2014 Plan. Unless terminated earlier, the 2014 Plan has a term of ten years. The plan administrator has the authority to terminate, amend or modify the plan, subject to the limitations of applicable laws. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the 2014 Plan unless agreed by the participant.

2018 Share Incentive Plan

In July 2018, our board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As of the date of this annual report, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 2,397,611, subject to further adjustments. As of the date of this annual report, awards to purchase 415,750 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited, cancelled or exercised after the relevant grant dates.

The following paragraphs describe the principal terms of the 2018 Plan.

Types of Awards. The 2018 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participants other than in accordance with the exceptions provided in the 2018 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2018 Plan. Unless terminated earlier, the 2018 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participants.

The following table summarizes, as of the date of this annual report, the awards granted under the 2014 Plan and 2018 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zheren Hu	*	0.60	2018/7/31	2028/7/31
Hui Lin	*	0.60	2018/7/31	2028/7/31
Christopher Ludwig Eisgruber	*	0.60	2018/9/27	2028/9/27
Li-Lan Cheng	*	0.60	2018/9/27	2028/9/27
Tiak Koon Loh	*	0.60	2019/2/27	2029/2/27
Bin Yu	*	0.60	2017/12/31	2027/12/31
Other grantees	4,290,117	0.01~0.60	2014/5/26-2019/2/27	2024/5/26-2029/2/27

Total	5,094,701

*	Less than 1% of our total outstanding shares.

Equity Incentive Trust

Ace Creation Global Trust was established under a trust deed between us and Vistra Trust (Singapore) Pte. Limited, or Vistra Trust, as trustee, dated July 31, 2018. Through Ace Creation Global Trust, our Class A ordinary shares and other rights and interests under awards granted pursuant to our 2014 Plan may be provided to certain grant recipients. As of the date of this annual report, some of our grantees under the 2014 Plan, who are all our employees, participated in the Ace Creation Global Trust.

Participants in Ace Creation Global Trust transfer their equity awards to Vistra Trust to be held for their benefit. Upon satisfaction of vesting conditions and request by grant recipients, Vistra Trust will exercise the equity awards and transfer the relevant Class A ordinary shares and other rights and interest under the equity awards to the relevant grant participants upon the written direction of the trust administrator. The trust deed provides that Vistra Trust shall not exercise the voting rights attached to such Class A ordinary shares unless otherwise directed by the trust administrator, which is an advisory committee consisting of authorized representatives of our company.

C.	Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Li-Lan Cheng, Jenny Hong Wei Lee and Tiak Koon Loh. Li-Lan Cheng is the chairman of our audit committee. We have determined that Li-Lan Cheng and Tiak Koon Loh satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Li-Lan Cheng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Tiak Koon Loh, Li-Lan Cheng and Christopher L. Eisgruber. Tiak Koon Loh is the chairman of our compensation committee. We have determined that Tiak Koon Loh, Li-Lan Cheng and Christopher L. Eisgruber satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Yi Wang, Li-Lan Cheng and Christopher L. Eisgruber. Yi Wang is the chairman of our nominating and corporate governance committee. We have determined that Li-Lan Cheng and Christopher L. Eisgruber satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found by our company to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees

As of December 31, 2016, 2017 and 2018, we had a total of 247, 1,145 and 2,790 employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018:

As of December 31, 2018
Function:
Research and development	419
Platform operation	213
Content development	334
Sales and marketing	1,767
Others	57

Total	2,790

As of December 31, 2018, we had 2,420 employees in Shanghai and 354 employees in Nanjing.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We enter into standard labor agreements with our employees; in addition, we enter into confidentiality and intellectual property rights agreements with our key employees. We believe that we have maintained a good working relationship with our employees, and we have not experienced any major labor disputes.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2019 by:

•	each of our directors and executive officers; and

•	each person known to us owning beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 49,152,231 ordinary shares outstanding as of February 28, 2019, including (i) 29,476,557 Class A ordinary shares, and (ii) 19,675,674 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, subject to certain conditions. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as converted basis	%	% of aggregate voting power †
Directors and Executive Officers**:
Yi Wang(1)	—	11,753,847	11,753,847	23.9	52.0
Jenny Hong Wei Lee(2)	5,747,332	—	5,747,332	11.7	2.5
Zheren Hu(3)	—	5,010,931	5,010,931	10.2	22.1
Hui Lin(4)	—	2,910,896	2,910,896	5.9	12.9
Christopher L. Eisgruber(5)	—	—	—	—	—
Li-Lan Cheng(6)	—	—	—	—	—
Tiak Koon Loh(7)	—	—	—	—	—
Bin Yu	*	—	*	*	—
All Directors and Executive Officers as a Group	5,866,478	19,675,674	25,542,152	51.8	89.6
Principal Shareholders:
Joyx Holdings Ltd.(8)	—	11,753,847	11,753,847	23.9	52.0
GGV entities(9)	5,747,332	—	5,747,332	11.7	2.5
IDG entities(10)	5,663,164	—	5,663,164	11.5	2.5
TB Alternative Assets Ltd(11)	5,663,164	—	5,663,164	11.5	2.5
Muang Holdings Ltd.(12)	—	5,010,931	5,010,931	10.2	22.1
Ulingo Holdings Ltd.(13)	—	2,910,896	2,910,896	5.9	12.9
CMC Lullaby Holdings Limited(14)	2,827,690	—	2,827,690	5.8	1.2

Notes:

*	Except as otherwise indicated below, the business address of our directors and executive officers is 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, People’s Republic of China.
†

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)

Represents 11,753,847 Class B ordinary shares directly held by Joyx Holdings Ltd., a British Virgin Islands business company limited by shares beneficially owned by Dr. Wang. Joyx Holdings Ltd. is ultimately held by Joyx Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Dr. Wang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Joyx Holdings Ltd. in our company.

(2)

Represents an aggregate of 5,747,332 Class A ordinary shares (including 800,000 Class A ordinary shares represented by ADSs) held by GGV Capital IV Entrepreneurs Fund L.P., GGV Capital IV L.P., and GGV Capital Select L.P. as of October 1, 2018. Those entities are collectively referred to as GGV entities. Information regarding beneficial ownership is reported as of October 1, 2018, based on the information contained in the Schedule 13D jointly filed by the GGV entities, Ms. Jenny Hong Wei Lee and other reporting persons, who collectively disclaims status as a “group” for the purpose of Schedule 13D, with SEC on February 12, 2019. Ms. Lee is one of the ultimate controlling owners of GGV entities, having shared voting and investment power in such shares. Ms. Lee disclaims beneficial ownership of the shares held by GGV entities, except to the extent of her pecuniary interests therein. Please see the Schedule 13D jointly filed by GGV entities, Ms. Jenny Hong Wei Lee and other reporting persons with SEC on February 12, 2019 for information related to Ms. Jenny Hong Wei Lee. The business address of Ms. Jenny Hong Wei Lee is 3000 Sand Hill Road, Building 4, Suite 230, Menlo Park, California 94025, United States of America.

(3)

Represents 5,010,931 Class B ordinary shares directly held by Muang Holdings Ltd., a British Virgin Islands business company limited by shares beneficially owned by Mr. Hu. Muang Holdings Ltd. is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings Ltd. in our company.

(4)

Represents 2,910,896 Class B ordinary shares directly held by Ulingo Holdings Ltd., a British Virgin Islands business company limited by shares beneficially owned by Dr. Lin. Ulingo Holdings Ltd. is ultimately held by The Lin Family Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Dr. Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ulingo Holdings Ltd. in our company.

(5)	The business address of Mr. Eisgruber is One Nassau Hall Princeton, New Jersey 08544-0015.
(6)	The business address of Mr. Cheng is 11/F, Yinli Building, No. 788 Guangzhong Road, Shanghai, People’s Republic of China.
(7)	The business address of Mr. Loh is Room 710, 7/F, Lakeside 1, Hong Kong Science Park, Shatin, Hong Kong.
(8)

Represents 11,753,847 Class B ordinary shares directly held by Joyx Holdings Ltd., a business company limited by shares incorporated in British Virgin Islands. Joyx Holdings Ltd. is beneficially owned by Dr. Wang, our director and chief executive officer. The registered address of Joyx Holdings Ltd. is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(9)

Represents an aggregate of 5,747,332 Class A ordinary shares (including 800,000 Class A ordinary shares represented by ADSs) directly held by GGV entities. Information regarding beneficial ownership is reported as of October 1, 2018, based on the information contained in the Schedule 13D filed by the GGV entities and other reporting persons with SEC on February 12, 2019. Please see the Schedule 13D jointly filed by the GGV entities and other reporting persons with the SEC on February 12, 2019 for information related to the GGV entities. The registered address of each of GGV entities is 3000 Sand Hill Road, Suite 4-230, Menlo Park, CA 94025, USA.

(10)

Represents an aggregate of 5,663,164 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment V, L.P., IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. as of December 31, 2018. Those entities are collectively referred to as IDG entities. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G filed by the IDG entities with SEC on February 11, 2019. Please see the Schedule 13G jointly filed by the IDG entities and other reporting persons with the SEC on February 11, 2019 for information related to the IDG entities. The principal business address of each of IDG entities is c/o IDG Capital Management (HK) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.

(11)

Represents 5,663,164 Class A ordinary shares directly held by Trustbridge Partners V, L.P. as of September 14, 2018, which was controlled by TB Alternative Assets Ltd., the investment adviser of Trustbridge Partners V L.P. Information regarding beneficial ownership is reported as of September 14, 2018, based on the information contained in the Schedule 13G filed by Trustbridge Partners V, L.P. with SEC on January 22, 2019. Please see the Schedule 13G filed by TB Alternative Assets Ltd. with the SEC on January 22, 2019 for information related to TB Alternative Assets Ltd. and Trustbridge Partners V L.P. The registered address of Trustbridge Partners V, L.P. is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(12)

Represents 5,010,931 Class B ordinary shares directly held by Muang Holdings Ltd., a business company limited by shares incorporated in British Virgin Islands. Muang Holdings Ltd. is beneficially owned by Mr. Hu, our director and chief technology officer. The registered address of Muang Holdings Ltd. is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(13)

Represents 2,910,896 Class B ordinary shares directly held by Ulingo Holdings Ltd., a British Virgin Islands business company limited by shares. Ulingo Holdings Ltd. is beneficially owned by Dr. Lin, our director and chief scientist. The registered address of Ulingo Holdings Ltd. is Start Chambers, Wickham’s Cay II., P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(14)

Represents 2,827,670 Class A ordinary shares (including 180,000 Class A ordinary shares represented by ADSs) directly held by CMC Lullaby Holdings Limited as of December 31, 2018. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G jointly filed by CMC Lullaby Holdings Limited and other reporting persons with SEC on February 13, 2019. Please see the Schedule 13G filed by CMC Lullaby Holdings Limited with the SEC on February 13, 2019 for information related to CMC Lullaby Holdings Limited. The principal business address of CMC Lullaby Holdings Limited is c/o CMC Capital Partners HK Limited, Suite 302, 3/F., Cheung Kong Centre, No. 2 Queen’s Road, Central, Hong Kong.

Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of February 28, 2019, 12,807,235 ordinary shares were held by eight record holders in the United States, including Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Transactions with Shareholders and Affiliates

Contractual Arrangements with our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

Shareholders Agreement

We entered into our shareholders agreement on June 16, 2017 with our shareholders, which consist of holders of ordinary shares and preferred shares.

The shareholders agreement provide for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of a qualified initial public offering.

Registration Rights

Pursuant to our shareholders agreement dated June 16, 2017, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time or from time to time after the earlier of (i) the date that is six months after the completion of our initial public offering, or (ii) the date that the lock-up by underwriters is partially or wholly released, holders holding 30% or more of the voting power of the then outstanding registrable securities held by all holders are entitled to request in writing that we effect a registration for at least 20% of the then outstanding registrable securities held by all holders (together with the registrable securities which the other holders elect to include in such registration) or any lesser percentage if the anticipated gross receipts from our initial public offering exceed US$20,000,000. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such period. We are not obligated to effect more than two demand registrations. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may decide to exclude up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded.

Registration on Form F-3 or Form S-3. Any holder may request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 or Form S-3. The holders are entitled to an unlimited number of registrations on Form F-3 or Form S-3 so long as such registration offerings are in excess of US$1,000,000. We, however, are not obligated to consummate a registration if we have consummated two registrations within any twelve month period. We have the right to defer filing of a registration statement for a period of not more than 60 days if our board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such period.

Piggyback Registration Rights. If we propose to register for a public offering or our securities other than relating to any share incentive plan or a corporate reorganization, we must offer holders of our registrable securities an opportunity to be included in such registration. If the underwriters advise in writing that market factors require a limitation of the number of registrable securities to be underwritten, the underwriters may decide to exclude up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded (except for securities sold for the account of our company).

Expenses of Registration. We will bear all registration expenses, other than (i) the underwriting discounts and selling commissions applicable to the sale of registrable securities, (ii) the special auditing fees exceeding US$25,000, (iii) fees and disbursement of the counsel(s) engaged by each holder, and (iv) fees and expenses charged by the depositary bank and transfer tax applicable to the sale of registrable securities, incurred in connection with registrations, filings or qualification pursuant to the shareholders agreement.

Termination of Obligations. We have no obligation to effect any demand, piggyback or Form F-3 or Form S-3 registration upon the later of (i) the fifth anniversary from the date of closing of an IPO as defined in the shareholders agreement, and (ii) with respect to any holder, the date on which such holder may sell with registration, all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.	Interest of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising from the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Dividend Distributions.”

If we pay any dividends on our Class A ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs, each representing one Class A ordinary share of our company, have been listed on the New York Stock Exchange since September 27, 2018. Our ADSs trade under the symbol “LAIX.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one Class A ordinary share of our company, have been listed on the New York Stock Exchange since September 27, 2018. Our ADSs trade under the symbol “LAIX.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Law as they relate to the material terms of our shares.

Objects of Our Company. Under our post-offering amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than our three founders or an affiliate of any of them, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not our founder or an affiliate of any of them, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our post-offering amended and restated articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to ten votes, on all matters subject to a vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting, or with a written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by a majority of our directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated memorandum and articles of association provide that upon the requisition of shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if the directors so requires, signed by the transferee.

Our board of directors may, in its absolute discretion, decline to register any transfer of any shares which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any shares unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required; and

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

•	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the New York Stock Exchange, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board of directors may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by our shareholders by special resolution. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our post-offering amended and restated memorandum of association authorizes our board of directors to issue additional shares (including, without limitation, preferred shares) from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Currency Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, China and the United States.

Cayman Islands Taxation

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that LAIX Inc. is not a PRC resident enterprise for PRC tax purposes. LAIX Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that LAIX Inc. meets all of the conditions above. LAIX Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. In addition, we are not aware of any offshore holding companies with a similar corporate structure as ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that LAIX Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise or such income is treated as sourced from within China. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of LAIX Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that LAIX Inc. is treated as a PRC resident enterprise. See “Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes or gains realized with respect to our ADS or shares are deemed to be from PRC sources, we and our non-PRC shareholders or ADS holders could be subject to unfavorable tax consequences.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), investors who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the ownership or disposition of our ADSs or Class A ordinary shares, the Medicare tax on net investment income, the base erosion and anti-abuse tax under Section 59A of the Code, or certain information reporting requirements that may apply to certain U.S. Holders. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are each categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2018 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time-to-time (which may be volatile). In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

Our special U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations regarding our PFIC status. If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Ordinary Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply if we are treated as a PFIC are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes.

A non-corporate U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We expect to list our ADSs will be considered to be readily tradable on the New York Stock Exchange, which is an established securities market in the United States, and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our Class A ordinary shares will be listed on an established securities market, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the U.S.-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. Each non-corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on our ADSs or Class A ordinary shares. See “Taxation—PRC Taxation.” In that case, depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.

In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and China may elect to treat the gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the U.S. Consequently, if our ADSs continue to be listed on the New York Stock Exchange and are being regularly traded, we expect that the mark-to-market election would be available to a U.S. holder that holds our ADSs were we to be or become a PFIC, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the Class A ordinary shares will be listed on the New York Stock Exchange. Consequently, if a U.S. Holder holds Class A ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or other such form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ADSs or Class A ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market election.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will furnish Deutsche Bank Trust Company Americas, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2018, we had Renminbi-denominated cash and cash equivalents of RMB68.2 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in a decrease of US$1.0 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2018 would result in an increase of US$1.0 million in cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and fixed-income securities. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 1.9%, 1.6% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Expenses

As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

• Distribution of cash dividends	Up to US$0.05 per ADS held

Service	Fees

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We have received US$0.7 million of such reimbursement from the depositary as of February 28, 2019.

Part II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-227151) (the “F-1 Registration Statement”) in relation to our initial public offering of 5,750,000 ADSs representing 5,750,000 Class A ordinary shares, at an initial offering price of US$12.50 per ADS. Our initial public offering closed in October 2018. Morgan Stanley & Co. LLC and Goldman Sachs (Asia) L.L.C. were the representatives of the underwriters for our initial public offering.

The F-1 Registration Statement was declared effective by the SEC on September 26, 2018. For the period from the effective date of the F-1 Registration Statement to December 31, 2018, the total expenses incurred for our company’s account in connection with our IPO was approximately US$7.7 million, which included US$5.0 million in underwriting discounts and commissions for the IPO and approximately US$2.7 million in other costs and expenses for our IPO. We received net proceeds of approximately US63.1 million from our IPO. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the IPO were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

In 2018, we used US$15.0 million of our IPO proceeds for working capital and general corporate purpose.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2018. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were ineffective as of December 31, 2018, because of the material weakness in our internal control over financial reporting described below.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2018 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control Over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2018. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures; to address complex U.S. GAAP technical accounting issues; and to prepare and review our combined financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any material weakness in our internal control over financial reporting. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses or control deficiencies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

To remedy our identified material weakness subsequent to December 31, 2017, we started to undertake steps to strengthen our internal control over financial reporting, including:

(i) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework;

(ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; and

(iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements.

However, such measures have not been fully implemented in the limited time that elapsed since our initial public offering and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2018.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors in August 2018. We have posted a copy of our code of business conduct and ethics on our website at http://ir.laix.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, our principal auditor or accountant for the periods indicated. We did not pay any other fees to our principal auditor during the periods indicated below.

	Year Ended December 31,
	2017	2018
	(in US$ thousands)
Audit fees(1)	—	1,790
Tax fees(2)	—	109
All other fees	—	—

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and fees for assurance services rendered in connection with our IPO in 2018.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

See “Item 16G. Corporate Governance.”

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

As a company newly listed on the New York Stock Exchange, we are allowed to rely on the exemption under Rule 10A-3(b)(1)(iv)(A)(2), which exempts a minority of the members of the audit committee from the independence requirement for one year from the effective date of the registration statement, filed in connection with the initial public offering. We are currently relying on such exemption.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of LAIX Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 1, 2018 (incorporate herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 filed on September 14, 2018 (File No. 333-227151))

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed on September 14, 2018 (File No. 333-227151))

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed on September 14, 2018 (File No. 333-227151))

4.1	2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.2	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.3	Third Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated June 16, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.6	English translation of executed form of proxy agreement among a VIE of the Registrant, its shareholders and the WFOE of the Registrant as currently in effect, and a schedule of all executed proxy agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.7	English translation of executed form of equity pledge agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

Exhibit Number	Description of Document

4.8	English translation of executed form of exclusive technology service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed exclusive technology service agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.9	English translation of executed form of exclusive call option agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant , as currently in effect, and a schedule of all executed exclusive call option agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.10	English translation of executed form of Spousal Consent Letter granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.11	Share Purchase Agreement between the Registrant and other parties dated June 13, 2017 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAIX Inc.

By:	/s/ Yi Wang
Name: Yi Wang
Title: Chairman of the Board of Directors and Chief Executive Officer

Date: April 18, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of LAIX Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LAIX Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 18, 2019

We have served as the Company’s auditor since 2017.

LAIX Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2018

(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

			As of December 31,
	Note		2017	2018
			RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	5		416,483	344,722	50,138
Short-term investments	2	(h)	35,422	403,107	58,629
Accounts receivable, net	6		7,236	14,403	2,095
Prepayments and other current assets	7		21,907	109,552	15,933

Total current assets			481,048	871,784	126,795

Non-current assets:
Property and equipment, net	8		11,779	42,606	6,197
Investment in equity fund	2	(j)	—	5,753	837
Intangible assets, net	9		—	1,289	188
Other non-current assets	7		1,498	12,011	1,747
Deferred tax assets	17		—	16,940	2,464

Total non-current assets			13,277	78,599	11,433

Total assets			494,325	950,383	138,228

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 64,404 and RMB 58,038 as of December 31, 2017 and 2018, respectively)			65,236	69,558	10,117
Deferred revenue (including deferred revenue, current of the VIEs without recourse to the Company of RMB 115,537 and RMB 477,595 as of December 31, 2017 and 2018, respectively)			115,537	477,595	69,463
Salary and welfare payable (including salary and welfare payable of the VIEs without recourse to the Company of RMB 10,639 and RMB 44,774 as of December 31, 2017 and 2018, respectively)			46,817	108,317	15,754
Tax payable (including tax payable of the VIEs without recourse to the Company of RMB 7,598 and RMB 46,031 as of December 31, 2017 and 2018, respectively)	10		15,763	58,881	8,564
Accrued liabilities and other current liabilities (including Accrued liabilities and other current liabilities of the VIEs without recourse to the Company of RMB 40,972 and RMB 14,999 as of December 31, 2017 and 2018, respectively)	11		45,147	16,106	2,344

Total current liabilities			288,500	730,457	106,242

Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the VIEs without recourse to the Company of RMB 908 and RMB 32 as of December 31, 2017 and December 31, 2018)			908	32	5
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB 1,000 as of December 31, 2017 and 2018, respectively)	11		1,000	1,000	145

Total non-current liabilities			1,908	1,032	150

Total liabilities			290,408	731,489	106,392

		As of December 31,
	Note	2017	2018
		RMB	RMB	US$ (Note 2(e))
Mezzanine equity:
Series Seed convertible redeemable preferred shares (US$0.001 par value; 3,645,501 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	12	28,338	—	—
Series A convertible redeemable preferred shares (US$0.001 par value; 5,531,104 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	12	73,250	—	—
Series B convertible redeemable preferred shares (US$0.001 par value; 7,895,711 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	12	201,027	—	—
Series C convertible redeemable preferred shares (US$0.001 par value; 5,295,380 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	12	349,289	—	—

Total mezzanine equity		651,904	—	—

Shareholders’ equity (deficit):
Class A ordinary shares (US$0.001 par value; 57,956,630 shares authorized, 158,861 and 28,276,557 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	13	1	195	28
Class B ordinary shares (US$0.001 par value; 19,675,674 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	13	121	121	18
Subscriptions receivable from founding shareholders		(122)	(122)	(18)
Additional paid-in capital		—	1,139,250	165,697
Accumulated other comprehensive (loss)/income		(85)	16,318	2,373
Accumulated deficit		(447,902)	(936,868)	(136,262)

Total shareholders’ equity (deficit)		(447,987)	218,894	31,836

Total liabilities, mezzanine equity and shareholders’ equity (deficit)		494,325	950,383	138,228

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2016, 2017 and 2018

(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$ (Note 2(e))
Net revenues	15	12,332	165,561	637,224	92,680
Cost of revenues (including share-based compensation expenses of RMB 1,257, RMB 1,341 and RMB 667 for the years ended December 31, 2016, 2017 and 2018, respectively)		(27,503)	(57,691)	(174,731)	(25,414)

Gross (loss)/profit		(15,171)	107,870	462,493	67,266

Operating expenses:
Sales and marketing expenses (including share-based compensation expenses of RMB 839, RMB 2,380 and RMB 6,637 for the years ended December 31, 2016, 2017 and 2018, respectively)		(28,534)	(283,055)	(705,414)	(102,598)
Research and development expenses (including share-based compensation expenses of RMB 2,285, RMB 3,800 and RMB 27,114 for the years ended December 31, 2016, 2017 and 2018, respectively)		(30,013)	(53,162)	(155,154)	(22,566)
General and administrative expenses (including share-based compensation expenses of RMB 139, RMB 997 and RMB 11,055 for the years ended December 31, 2016, 2017 and 2018, respectively)		(8,754)	(19,807)	(65,423)	(9,515)

Total operating expenses		(67,301)	(356,024)	(925,991)	(134,679)

Loss from operations		(82,472)	(248,154)	(463,498)	(67,413)

Interest income		2,671	934	2,732	397
Foreign exchange related (losses)/gains, net		(9,840)	7,144	(4,156)	(604)
Change in fair value of short-term investment		59	750	—	—
Other income, net		413	2,172	1,016	148

Loss before income tax expenses		(89,169)	(237,154)	(463,906)	(67,472)
Income tax expense	17	—	(5,606)	(24,160)	(3,514)

Net loss		(89,169)	(242,760)	(488,066)	(70,986)

Series A Preferred share redemption value accretion		(3,601)	(3,105)	(1,978)	(288)
Series B Preferred share redemption value accretion		(11,548)	(12,565)	(10,140)	(1,475)
Series C Preferred share redemption value accretion		—	(11,147)	(15,899)	(2,312)

Net loss attributable to LAIX Inc.’s ordinary shareholders		(104,318)	(269,577)	(516,083)	(75,061)

Net loss		(89,169)	(242,760)	(488,066)	(70,986)
Other comprehensive income/(loss)
—Foreign currency translation adjustment, net of nil tax		12,995	(24,982)	16,403	2,386

Comprehensive loss		(76,174)	(267,742)	(471,663)	(68,600)

Net loss per Class A and Class B ordinary shares
—Basic and diluted	18	(5.28)	(13.59)	(19.17)	(2.79)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic and Diluted	18	19,770,990	19,834,535	26,921,735	26,921,735

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the years ended December 31, 2016, 2017 and 2018

(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	Class A ordinary shares		Class B ordinary shares		Subscriptions receivable	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ equity (deficit)
	Number of Shares	Amount	Number of Shares	Amount
Balance as of January 1, 2016	—	—	19,770,990	122	(122)	—	11,902	(91,138)	(79,236)
Share-based compensation expense (Note 14)	—	—	—	—	—	4,520	—	—	4,520
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(4,520)	—	(10,629)	(15,149)
Net loss for the year	—	—	—	—	—	—	—	(89,169)	(89,169)
Foreign currency translation	—	—	—	—	—	—	12,995	—	12,995

Balance as of December 31, 2016	—	—	19,770,990	122	(122)	—	24,897	(190,936)	(166,039)

Issuance of Class A ordinary shares	63,545	—	—	—	—	4,078	—	—	4,078
Re-designation of Class B ordinary shares to Class A ordinary shares (Note 13)	95,316	1	(95,316)	(1)	—	—	—	—	—
Compensation to founding shareholders in connection with the transfer of Class A ordinary shares to new investor (Note 13)	—	—	—	—	—	2,399	—	—	2,399
Repurchase of employee vested share options at fair value	—	—	—	—	—	(2,384)	—	—	(2,384)
Share-based compensation expense (Note 14)	—	—	—	—	—	8,518	—	—	8,518
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(12,611)	—	(14,206)	(26,817)
Net loss for the year	—	—	—	—	—	—	—	(242,760)	(242,760)
Foreign currency translation	—	—	—	—	—	—	(24,982)	—	(24,982)

Balance as of December 31, 2017	158,861	1	19,675,674	121	(122)	—	(85)	(447,902)	(447,987)

	Class A ordinary shares		Class B ordinary shares		Subscriptions receivable	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ equity (deficit)
	Number of Shares	Amount	Number of Shares	Amount
Issuance of Class A ordinary shares upon Initial Public Offering (“IPO”), net of issuance costs (Note 13)	5,750,000	40	—	—	—	441,126	—	—	441,166
Conversion of preferred shares to Class A ordinary shares (Note 12)	22,367,696	154	—	—	—	679,768	—	—	679,922
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(27,117)	—	(900)	(28,017)
Share-based compensation expense(Note 14)	—	—	—	—	—	45,473	—	—	45,473
Net loss for the year	—	—	—	—	—	—	—	(488,066)	(488,066)
Foreign currency translation	—	—	—	—	—	—	16,403	—	16,403

Balance as of December 31, 2018	28,276,557	195	19,675,674	121	(122)	1,139,250	16,318	(936,868)	218,894

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016, 2017 and 2018

(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2(e))
Cash flows from operating activities
Net loss	(89,169)	(242,760)	(488,066)	(70,986)
Adjustments for:
Depreciation of property and equipment	550	1,027	5,854	851
Amortization of intangible assets	—	—	57	8
Amortization of prepaid interest expense and service fees to loan companies (Note 11)	—	269	2,308	336
Change in fair value of short-term investment	(59)	(750)	—	—
Foreign exchange losses/(gains)	9,840	(7,144)	4,156	604
Share-based compensation	4,520	8,518	45,473	6,614
Compensation to founding shareholders in connection with the transfer of Class A ordinary shares to new investor (Note 13)	—	2,399	—	—
Compensation to employees in connection with the repurchase of vested shares options	—	1,685	—	—
Changes in assets and liabilities:
Accounts receivable	—	(10,627)	(41,339)	(6,013)
Prepayments and other current assets	(1,210)	(16,016)	(91,232)	(13,269)
Other non-current assets	—	(1,498)	(5,872)	(854)
Deferred tax assets	—	—	(16,940)	(2,464)
Accounts payable	10,376	53,463	4,236	616
Salary and welfare payable	8,970	31,272	61,500	8,945
Tax payable	3,186	12,722	43,118	6,271
Accrued liabilities and other current liabilities	2,559	4,143	2,623	382
Other non-current liabilities	—	(500)	—	—
Deferred revenue, current and non-current	11,846	103,677	361,182	52,532

Net cash used in operating activities	(38,591)	(60,120)	(112,942)	(16,427)

Cash flows from investing activities:
Purchase of short-term investments	(163,328)	(143,913)	(404,041)	(58,765)
Proceeds from maturity of short-term investments	42,894	224,529	34,544	5,024
Purchase of property and equipment	(1,266)	(10,721)	(41,715)	(6,067)
Purchase of intangible assets	—	—	(1,347)	(196)
Proceeds from disposition of property and equipment	23	6	479	70
Purchase of investment in equity fund (Note2(j))	—	—	(5,646)	(821)
Proceeds from return of investment in equity fund (Note2(j))	—	—	10	1

Net cash (used in)/provided by investing activities	(121,677)	69,901	(417,716)	(60,754)

Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares	—	4,078	—	—
Proceeds from issuance of Class A ordinary shares upon IPO, net of issuance costs	—	—	441,166	64,165
Proceeds from issuance of Series C Convertible redeemable Preferred Shares, net of issuance costs	—	338,142	—	—
Cash receipts from loan companies (Note 11)	—	36,797	10,595	1,541
Cash payment for repurchase employee vested share options	—	(1,826)	(2,243)	(326)
Repayment of cash to loan companies(Note 11)	—	—	(5,540)	(806)

Net cash provided by financing activities	—	377,191	443,978	64,574

Net (decrease)/increase in cash and cash equivalents	(160,268)	386,972	(86,680)	(12,607)
Effect of exchange rate changes on cash and cash equivalents	2,312	(11,790)	14,919	2,170
Cash and cash equivalents at the beginning of year	199,257	41,301	416,483	60,575

Cash and cash equivalents at the end of year	41,301	416,483	344,722	50,138

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$(Note 2(e))
Supplemental schedule of non-cash operating activities:
Non-cash settlement related to interest expenses and service fee, net (Note 11)	—	(3,202)	304	44
Supplemental schedule of non-cash investing and financing activities:
Accounts payable related to the purchase of property and equipment	—	473	86	13
Accrued liabilities and other current liabilities related to repurchase of employee options	—	2,243	—	—
Non-cash settlement related to repayment of loan and corresponding de-recognition of related receivables (Note 11)	—	3,391	34,172	4,970
Accretion on redeemable Preferred Shares	15,149	26,817	28,017	4,075

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

LAIX Inc. (the “Company”) was incorporated on August 19, 2013 under the law of Cayman Islands as an exempted company with limited liability. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in providing online English learning services through its Liulishuo mobile app in the People’s Republic of China (the “PRC”). Users can purchase the Company’s services by subscribing the courses either directly from the Company or through authorized online commerce platform partners.

As of December 31, 2018, the Company’s major subsidiaries and VIEs are as follows:

Name of subsidiaries and VIE	Date of establishment	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries of the Company:
LingoChamp US Inc.	Established on August 15, 2017	US	100%	AI lab operation
LingoChamp (HK) Limited	Established on August 29, 2013	Hong Kong	100%	Investment holding
Yuguan Information Technology (Shanghai) Co., Ltd. (“Yuguan WFOE”)	Established on November 19, 2013	PRC	100%	Technology development
Yuling Culture Communication (Shanghai) Co., Ltd. (“Yuling WFOE”)	Established on October 13, 2015	PRC	100%	Provision of cross-border loan arrangement
Variable Interest Entities (“VIEs”)
Shanghai Liulishuo Information and Technology Co., Ltd. (“Shanghai Liulishuo” or “Shanghai Liulishuo VIE”)	Established on May 17, 2013	PRC	100%	Provision of English learning services
Shanghai Mengfan Culture Communication Co., Ltd. (“Mengfan” or “Mengfan VIE”)	Established on December 8, 2014	PRC	100%	Provision of marketing support services
Jiangsu Liulishuo Education Technology Co., Ltd (“Jiangsu Liulishuo” or “Jiangsu Liulishuo VIE”)	Established on January 15, 2018	PRC	100%	Inactive

(b)	Reorganization

The Group started its business through Shanghai Liulishuo VIE. To facilitate offshore financing, an offshore corporate structure was formed in 2013 (“the Reorganization”), which was carried out as follows:

1)	On August 19, 2013, the Company was incorporated in the Cayman Islands by the founders.

2)	On August 29, 2013, LingoChamp HK was incorporated in Hong Kong with 100% ownership by the Company.

3)	On November 19, 2013, Yuguan WFOE was incorporated in the PRC with 100% ownership by LingoChamp HK.

By entering into a series of commercial agreements in 2013 and 2014 and revised in May 2018 (the “VIE Agreements”), Shangahi Liulishuo, Mengfan and Jiangsu Liulishuo became VIEs on December 19, 2013, December 8, 2014 and May 29, 2018, respectively, whose primary beneficiary is Yuguan WFOE and shareholders of Shanghai Liulishuo, Mengfan and Jiangsu Liulishuo became the “Nominee Shareholders” of Shanghai Liulishuo, Mengfan and Jiangsu Liulishuo, respectively. The Company has therefore consolidated the financial statements of VIEs.

Please refer to below discussions for the contractual agreements.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(c)	VIE arrangements

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing internet and other business in the PRC. To comply with the relevant PRC laws and regulations, the Company operates substantially all of its business through its VIEs. To provide the Company the control of the VIEs, Yuanguan WFOE entered into a series of contractual arrangements with the VIEs or its equity holders as follows:

Contractual Agreements with VIEs

Exclusive Technology Services Agreements

Under the exclusive technology services agreements entered into between the VIEs and Yuguan WFOE, Yuguan WFOE has the exclusive right to provide to the VIEs technology support, business management consulting, marketing consultation, products research and development and technology services which are related to all of the business operations of the VIEs. Yuguan WFOE owns the exclusive ownership of intellectual property rights created because of the performance of this agreement. In return for these services, the VIEs shall pay Yuguan WFOE an annual service fee, which subject to the determination by Yuguan WFOE at its sole discretion. The term of this agreement will expire in 30 years from its establishment and then be automatically renewed except that Yuguan WFOE is entitled to terminate the agreement upon the expiration of such 30-year term as long as a 30-day prior written termination notice is provided to the VIEs. There was no service fee paid and payable from the VIEs to Yuguan WFOE for the years ended December 31, 2016 and 2017, and the service fee charged by Yuguan WFOE to the VIEs for the year ended December 31, 2018 was RMB 285,240 in total. As of December 31, 2018, RMB 108,936 service fee was remaining to be paid by the VIEs.

Exclusive Call Option Agreements

Under the exclusive call option agreements entered into among the VIEs, Yuguan WFOE and each of the equity holders of the VIEs, each of the equity holders of the VIEs irrevocably granted Yuguan WFOE an exclusive option to purchase, or have its designated representatives to purchase, to the extent permitted under PRC law, all or part of his or its equity interests in the VIEs and all or part of assets of the VIEs. Yuguan WFOE or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. The exercise prices for the VIEs shall be the higher of the capital contribution amount for the relevant equity interests, or net book value of such assets, or the lowest allowable purchase amount permitted by the PRC law. Without Yuguan WFOE’s prior written consent, the VIEs’ equity holders shall not sell, transfer, mortgage or otherwise dispose their equity interests in the VIEs. The agreements expire upon transfer of all equity interest and assets of the VIEs to Yuguan WFOE or its designated representatives.

Proxy Agreements

Pursuant to the proxy agreements entered into among Yuguan WFOE, the VIEs and each of the equity holders of the VIEs, each equity holder of the VIEs irrevocably undertakes to appoint a PRC citizen designated by Yuguan WFOE as the attorney-in-fact to act on his behalf to exercise all of his rights as equity holders of the VIEs, including but not limited to the right to convene and attend shareholders’ meeting, voting on all matters of the VIEs under their Articles of Association, nominating and appointing the directors and other senior management members of the VIEs. Each proxy agreement has an initial term of 30 years and shall be automatically renewed unless otherwise notified by Yuguan WFOE.

Equity Pledge Agreements

Pursuant to the equity pledge agreements among Yuguan WFOE, the VIEs and the equity holders of the VIEs, the equity holders of the VIEs shall pledge all of their equity interests in the VIEs to Yuguan WFOE to guarantee the performance by the VIEs and the equity holders’ performance of their respective obligations under the exclusive call option agreements, exclusive technology services agreements, the proxy agreements and the equity pledge agreements. The pledge will be effective upon registration with the local branch of the SAIC. In enforcing the pledge, if the VIEs and/or their shareholders breach their contractual obligations under those agreements, Yuguan WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests.

Spousal Consent Letters

Each spouse of the married equity holders of the VIEs entered into a Spousal Consent Letter, which unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of their spouse will be disposed of pursuant to the equity pledge agreements, the exclusive call option agreements, and the proxy agreements. Each spouse agreed not to assert any rights over the equity interests in the VIEs held by their spouse. In addition, in the event that any of them obtains any equity interests in the VIEs held by their spouse for any reason, they agreed to be bound by similar obligations and agreed to enter into similar contractual agreements.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Through the aforementioned contractual agreements, the Company has the ability to:

•

exercise effective control over the VIEs whereby having the power to direct Shanghai Liulishuo VIE, Mengfan VIE and Jiangsu Liulishuo VIE’s activities that most significantly drive the economic results of them;

•

receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from Shanghai Liulishuo, Mengfan and Jiangsu Liulishuo as if it was their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Shanghai Liulishuo, Mengfan and Jiangsu Liulishuo.

Management therefore concluded that the Company, through the above contractual arrangements, has the power to direct the activities that most significantly impact the VIEs’ economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the VIEs, and therefore the Company is the ultimate primary beneficiary of these VIEs. Consequently, the financial results of the VIEs were included in the Group’s consolidated financial statements.

(d)	Combined financial information of the VIEs

The following combined financial information of the Group’s VIEs as of December 31, 2017 and 2018 and for the years ended December 31, 2016, 2017 and 2018 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2017	2018
Assets
Current assets
Cash and cash equivalents	20,266	58,068
Accounts receivable, net	7,236	14,403
Amounts due from inter-company entities	8,747	3,185
Prepayments and other current assets	19,571	93,320

Total current assets	55,820	168,976

Non-current assets
Property and equipment, net	2,803	15,004
Other non-current assets	962	7,250
Deferred tax assets	—	16,940

Total non-current assets	3,765	39,194

Total assets	59,585	208,170

Liabilities
Current liabilities
Accounts payable	64,404	58,038
Amounts due to inter-company entities	8,169	144,029
Deferred revenue, current	115,537	477,595
Salary and welfare payable	10,639	44,774
Tax payable	7,598	46,031
Accrued liabilities and other current liabilities	40,972	14,999

Total current liabilities	247,319	785,466

Deferred revenue, non-current	908	32
Other non-current liabilities	1,000	1,000

Total non-current liabilities	1,908	1,032

Total liabilities	249,227	786,498

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2016	2017	2018
Net revenues	12,295	165,153	637,034
Net loss	(31,671)	(170,886)	(387,668)

	For the years ended December 31,
	2016	2017	2018
Net cash provided by /(used in) operating activities	2,200	(15,837)	48,285
Net cash used in investing activities	(102)	(3,172)	(15,538)
Net cash provided by financing activities	—	36,797	5,055

Net increase in cash and cash equivalents	2,098	17,788	37,802

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without restrictions. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the respective VIE, except for registered capital, as of December 31, 2017 and 2018. As the VIEs are incorporated as limited liability Companies under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The VIEs’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets mainly include leasehold improvements, computers and network equipment. The unrecognized revenue-producing assets mainly consist of patents, trademarks and assembled workforce which are not recorded in the financial statements of the VIEs as it did not meet the recognition criteria set in ASC 350-30-25.

There is no VIE where the Company has variable interest but is not the primary beneficiary.

(e)	Risks associated with VIE arrangements

Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Group’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC.

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIEs. Although the Group believes that the contractual arrangements among its equity holders and Yuguan WFOE comply with PRC law and are legally enforceable. However, the Company cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the internet related business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

(a)	revoking the business licenses of such entities;

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(b)	discontinuing or restricting the conduct of any transactions between the Company’s PRC subsidiaries and the VIEs;

(c)

imposing fines, confiscating the income of the VIEs or the Company’s PRC subsidiaries, or imposing other requirements with which the Company or its PRC subsidiaries and consolidated VIEs may not be able to comply;

(d)

requiring the Company to restructure its ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect its ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or

(e)	restricting or prohibiting its use of the proceeds of any offering to finance its business and operations in China.

If the imposition of any of these penalties precludes the Company from operating its business, it would no longer be in a position to generate revenue or cash from it. If the imposition of any of these penalties causes the Company to lose its rights to direct the activities of its consolidated VIEs or its rights to receive its economic benefits, the Company would no longer be able to consolidate these entities, and its financial statements would no longer reflect the results of operations from the business conducted by VIEs except to the extent that the Company receives payments from VIEs under the contractual arrangements. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations.

On January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”), according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors.

In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, which will become effective on January 1, 2020 and will replace the major existing laws and regulations governing foreign investment in the PRC. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. As the 2019 PRC Foreign Investment Law is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 PRC Foreign Investment Law, the possibility can’t be ruled out that the VIE structure adopted by the Group may be deemed as a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether the Group’s VIE structures would be treated as a method of foreign investment. If the Group’s VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of the Group’s businesses operation would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, the Group would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect the Group’s current corporate structure, corporate governance, business, financial conditions and results of operations.

In accordance with the VIE arrangements, the Group has power to direct activities of the VIEs, and can have assets transferred out of the VIEs. Therefore, the Group considers that there is no assets of the VIEs can be used only to settle their obligations.

2.	Principal Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The Company believes that revenue recognition, liabilities related to incentive programs, consolidation of VIEs, determination of the fair value of ordinary shares, determination of share-based compensation, impairment assessment of long lived assets, the valuation allowance of deferred tax assets, and income tax expenses reflect more significant estimates used in the preparation of its consolidated financial statements.

Management makes the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making estimates about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting powers; has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company, through Yuguan WFOE holds all the variable interests of the VIEs, and has been determined to be the primary beneficiary of the VIEs.

(d)	Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive loss as foreign exchange related gain / loss.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at the average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity (deficit) on the consolidated financial statement. The exchange rates used for translation on December 31, 2017 and 2018 were US$1.00=RMB 6.5342 and RMB 6.8632, respectively, representing the index rates stipulated by the People’s Bank of China.

(e)	Convenience Translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1 = RMB 6.8755 on December 31, 2018, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(f)	Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Group’s financial instruments consist principally of cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and other liabilities.

As of December 31, 2017 and 2018, the carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

On a recurring basis, the Group measures its short-term investments at fair value.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Level 1	Level 2	Level 3	Balance at fair value
As of December 2017
Assets
Short-term investments—Wealth management products	—	35,422	—	35,422

	Level 1	Level 2	Level 3	Balance at fair value
As of December 2018
Assets
Short-term investments—Wealth management products	—	391,736	—	391,736
Time deposits with original maturities between three months and one year	—	11,371	—	11,371

(g)	Cash and Cash Equivalents

Cash and cash equivalents include cash in bank placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(h)	Short-term investments

Short-term investments include time deposits with original maturities between three months and one year with banks in PRC, and investments in wealth management products issued by certain banks with maturities between three months and one year. The wealth management products are unsecured with variable interest rates. In accordance with ASC 825, for investments in financial instruments with a variable interest rate referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as unrealized gains in investments. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(i)	Accounts receivable, net

Accounts receivable primarily consists of the subscription fee for the courses that have been consumed by customers, while still due from distribution channels, online commerce platform partners (the “Third Parties”), respectively, mainly due to timing difference between the Company’s receipts from the Third Parties versus the Third Parties’ cash receipts from customers. The subscription fee for the courses that have not been consumed by customers but received by Third Parties is recorded as other current assets (Note 7). Part of the accounts receivable may also be due from the customers under the installment payment arrangement (Note 11).

Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for doubtful accounts which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for doubtful accounts on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

(j)	Investment in equity fund

Investment in equity fund represents the Company’s investment in private equity fund as a limited partnerships. The Company’s limited partnerships is considered as minor with no virtually influence over the operating and financial policies of the fund. The investment is measured at cost less impairment since its fair value is not readily determinable. Gains are recognized as other income when distribution are declared by the fund.

(k)	Intangible assets

Intangible assets purchased and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, domain name, which are amortized on a straight-line basis over their useful lives, ranging from 5 to 10 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized in the year ended December 31, 2018.

(l)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	over the shorter of lease terms or estimated useful lives of the assets
Computers and electronic equipment	3 years
Office equipment	5 years

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(m)	Impairment of long-lived assets

For other long-lived assets including property and equipment and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(n)	Deferred Revenue

Cash proceeds received from customers are initially recorded as deferred revenue and are recognized as revenues when revenue recognition criteria are met.

(o)	Revenue recognition

The Group adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group provides online English learning service to customers through its self-developed mobile apps, English Liulishou and Liuli Reading. The Group generates revenue by offering a variety of courses to its customers. The Group primarily offers two types of course packages, namely prepaid standard courses and prepaid multiple course packages. Prepaid standard courses, such as DongNi English and Liuli Reading, allow customers to purchase courses to be consumed over a certain period of time. Prepaid multiple course packages which contain prepaid standard courses and course credits for one-to-one tutoring sessions with contract human teachers are provided as the Group’s premium services, allow customers to purchase multiple courses for use before a certain expiration date. The customers purchase the services by subscribing to prepaid standard courses, prepaid multiple course packages or other courses either directly from the Group or through online commerce platform partners. Subscription fee is generally paid in advance and is initially recorded as deferred revenue.

The Group refunds subscription fees corresponding to any remaining undelivered learning services when customers withdraw contracts with the Group. Withdrawals are recorded as reductions of the deferred revenue related to subscription fees received in advance and have no impact on recognized revenue.

The Group has assessed all variable considerations identified when determining the transaction price and such assessment requires the Company to consider various forms that the variable considerations may take. To incentivize the subscription of its prepaid courses, the Group selectively offers performance-based or behavior-based refunds to its customers who subscribe the prepaid courses. The amount of refund is fixed and pre-determined which may be larger than the subscription fee. In the case that refund amount is larger than customer’s individual cumulative revenue basis, the Group recognizes such negative revenue as selling expenses. There were negative revenue amount of RMB nil, RMB 129 and RMB 6,465 were recorded in selling expenses for the years ended December 31, 2016, 2017 and 2018, respectively. Prepaid courses consists of two types of revenue models—the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized ratably over the contractual course period as services are provided. Under the refundable course model, a customer is eligible to obtain a refund if the customer achieves certain agreed performance goals or behavior goals, including completing a minimum number of learning hours within a set period of time, achieving a minimum number of course sharing on social networking app within the contractual course period, achieving various measures of learning efficiency and receiving a certain overall score for each course in the package. Based on the historical records of performance-based or behavior-based refunds, the Group estimates a refund rate that constitutes a reduction of the transaction price to recognize the revenues ratably as services are provided over the contractual course period. When there are no sufficient historical records for the Group’s estimation, revenue will not be recognized until uncertainty associated with the variable considerations is resolved. Except for the aforementioned performance-based or behavior-based refunds to its customers, there is no other circumstance causes variability in the considerations.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The Group recognizes revenue on a gross basis. The Group conducts the assessment under ASC 606 that the Group is responsible for the designation and production of all the online courses and the Group is the party contractually and substantively holding all rights to the service of delivering the courses. Therefore, it is believed that the Group meets the standard’s principle of having control of the service or direct the service and should be viewed as the principal in the arrangements.

Prepaid standard courses

Prepaid standard courses include the Group’s standard DongNi English and Liuli Reading courses corresponding to customers’ proficiency levels. Such courses typically range from 30 days to 360 days. A customer can access the standard course without limit within such customer’s fixed contract period. Revenue is recognized on a straight-line basis over the contractual course period.

Prepaid multiple course packages

Prepaid multiple course packages range are provided as the Group’s premium services, including the standard DongNi English course and course credits for one-to-one courses with contract human teachers. Such course packages typically from 180 days to 720 days. Each type of course is a separate unit of accounting, as each type has distinct nature with different patterns and measurements of transfer to the customers.

The Group determines the standalone selling price for each type of course in the package and allocates the transaction price based on the relative value of each type of course in the arrangement, if applicable. The best evidence of standalone selling price is the price the Group charges for a certain type of course when the Group sells it separately in similar circumstances to similar users. For a type of course that is not being sold separately, the Group determines the value per each course based on its cost plus an expected margin.

For the standard course included in prepaid multiple course packages, revenue is recognized on a straight-line basis over the contractual course period. For those one-to-one courses, revenue is recognized when the course credit is consumed with the estimated breakage from unconsumed courses at contract expiration. The expected breakage amount is recognized as revenue in proportion to the pattern of course credits consumed by the customers based on actual breakage data the Company has accumulated. The expected breakage amount is updated on a periodic basis.

Other courses and services

The Group also provides other courses and services, such as pronunciation training and practice test. Revenues are recognized ratably over a fixed term of the agreement or an estimated viewership period as services are provided.

The Group offers free courses to customers upon registration. Customers are not obligated to subscribe any course packages with the Group to obtain the free courses. The Group records the content related costs incurred in providing the free courses as sales and marketing expenses.

User Incentive Program

The Group’s customers are registered users of its mobile app who have subscribed for the courses of the Group. The Group has incentive programs for its registered users to enhance user stickiness and to incentivize the use of the Group’s platform. The Group offers points to the registered users who refer new registered users to its mobile app, or when they participate in various free activities in the Group’s mobile app. The points can be redeemed for free gifts. The offering and the use of the points are to the customers or registered users who are not the customers and are not associated with a revenue transactions. The estimated incremental costs related to free gifts are recognized as the Group’s sales and marketing expenses.

Business and related taxes, and value-added tax

The Group was mainly subject to business and related taxes on services provided in the PRC at applicable rates before May 1, 2016, which were deducted from revenues to arrive at net revenue. On May 1, 2016, the transition from the imposition of PRC business tax to the imposition of value-added tax (“VAT”) was expanded to all industries in China. The Group’s business has been subject to VAT since that date, and were permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the Group on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(p)	Cost of revenues

Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, includes but not limited to the course content related costs, service fees paid to contract human teachers in one-to-one courses, rental expenses, IT service costs and depreciations for property and equipment.

(q)	Research and development expense

Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) rental expenses in associated with research and development personnel and (iii) depreciation of office premise and servers utilized by research and development personnel. Research and development costs are expensed as incurred.

The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. Costs capitalized for developing such software application were not material for the periods presented.

(r)	Sales and marketing expenses

Sales and marketing expenses consist primarily of branding and marketing expenses, salary and welfare for sales and marketing personnel, commission to distribution channels (mobile app stores) and online commerce platform partners, payment processing expenses, reward to registered users related to incentive programs and rental expenses in associated with sales and marketing personnel. The branding and marketing expenses amounted to RMB 15,813 and RMB 165,085 and RMB 350,669 for the years ended December 31, 2016, 2017 and 2018, respectively.

The incremental costs of obtaining a contract are those costs that the Company incurs to obtain a contract with the customer that it would not have incurred if the contract had not been obtained. The Company recognizes the incremental costs of obtaining a contract, including the commission to distribution channels (mobile app stores) and online commerce platform partners, as an asset and amortize over the period of expected benefit. Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2016, 2017 and 2018, the incremental cost capitalized as assets were not material.

(s)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses in associated with general and administrative personnel, general office expense and professional service fees.

(t)	Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recorded as “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met.

(u)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods. The Group had no capital leases for the years ended December 31, 2016, 2017 and 2018.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(v)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(w)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The group recognized income tax expenses due to uncertain tax position for the year ended December 31, 2016, 2017 and 2018 amounted to nil, nil, and RMB 41,100, respectively (Note 17). The Company includes interest and penalties on uncertain tax positions in income tax expense.

(x)	Share-based compensation

Share-based compensation costs are measured at the grant date. The share-based compensation expenses have been categorized as either cost of revenue, general and administrative expenses, selling and marketing expenses or research and development expenses, depending on the job functions of the grantees. The compensation expense in connection with the options granted to employees is recognized using the straight-line method over the requisite service period. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate. In determining the fair value of the Company’s share options, the binomial option pricing model has been applied.

(y)	Statutory reserves

The Group’s subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory general reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group was not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

(z)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(aa)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2016, 2017 and 2018, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ab)	Loss per share

Basic loss per share is computed by dividing net loss attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net loss is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted loss per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s convertible redeemable preferred shares using the if-converted method, and ordinary shares issuable upon the conversion of the stock options, using the treasury stock method.

(ac)	Comprehensive loss

Comprehensive loss is defined as the change in shareholders’ equity (deficit) of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive loss is reported in the consolidated statements of comprehensive loss. Accumulated other comprehensive losses of the Group include the foreign currency translation adjustments.

(ad)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. The Group does not have any other geography besides PRC that has above 10% of revenues or long-lived assets. Hence, the Group has only one operating segment and one reportable segment.

(ae)	Recently issued accounting pronouncements

In January 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-01, “Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”). The main objective of this update is to enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. ASU 2016-01 changes how entities measure certain equity investments and present changes in the fair value of financial liabilities measured under the fair value option that are attributable to their own credit. The guidance also changes certain disclosure requirements and other aspects of current U.S. GAAP. ASU 2016-01 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2017. Early adoption by public entities is permitted only for certain provisions. The Company adopted ASU 2016-01 on January 1, 2018 and the adoption did not have a material impact on the Company’s consolidated financial statements and the related disclosures.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU is effective for reporting periods beginning after December 15, 2018 and interim periods within those fiscal years. The ASU will require lessees to report most leases as assets and liabilities on the balance sheet, while lessor accounting will remain substantially unchanged. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The Company decides to make this election. The new leases standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. The Company elects not to adopt this practical expedient. The ASU initially required a modified retrospective transition approach for existing leases, whereby the new leases standard will be applied to the earliest year presented. In July 2018, the FASB issued ASU 2018-11, which provides another transition method, the additional transition method, in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company will adopt this new guidance by using the additional transition method for the year ended December 31, 2019 and interim periods in the year ended December 31, 2019. Most of leases will continue to be operating leases. Upon the adoption, the Company expects its consolidated balance sheet to include a right of use asset and liability related to substantially all of its lease arrangements. The Company estimated approximately RMB 180 million to RMB 195 million would be recognized as total right-of-use assets and total lease liabilities on the Company’s consolidated balance sheet as of January 1, 2019. Other than disclosed, the Company does not expect the new standard to have a material impact on the Company’s remaining consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220) — Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects of tax reform legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) on items within accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact ASU 2018-02 will have on its consolidated financial statements and associated disclosures.

3.	Risks and Concentration

(a)	PRC regulations

(1)	Historical non-compliant due to lack of ICP license

Pursuant to the PRC Regulations on Telecommunication, in order to engage in value-added telecommunications services, or VATs, a service provider must obtain a value-added telecommunications business operating license, or VATs License, from the Ministry of Industry and Information Technology, or the MIIT or its provincial level counterparts. According to the Administrative Measures on Internet Information Services, an internet information service provider is required to obtain a VATS License with the approved business scope of “internet information service”, or an ICP License. The operation of internet information service absent the ICP License would result in confiscation of illegal revenues generated from the provision of such service as determined by the competent government authority, imposition of fines up to several times such illegal gains, and under serious circumstances, suspension of the non-compliance operation.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Through Shanghai Liulishuo VIE, the Company has provided online English learning courses and services through mobile apps since 2013. Prior to the promulgation of the Classified Catalog of Telecommunications Services (2015 Version), effective from March 2016, or the 2016 MIIT Catalog, the scope of VATS was defined in an earlier version of the catalog. Pursuant to that previous version of the catalog, information service, categorized as a type of VATS, was defined as “the voice information services (telephone information services) or online information and data retrieval and other information services directly provided for end users through the fixed networks, mobile networks or internet and other public communications networks by means of information gathering, development, processing and the construction of the information platform.” It was unclear whether information service provided through the Company’s mobile apps fell in the scope of VATS. The 2016 MIIT Catalog revised the definition of information service as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Further, MIIT issued a Q&A to clarify certain issues in implementing the 2016 MIIT Catalog, which requires internet information service providers that provide service through mobile apps to obtain an ICP License. However, different local authorities may have different interpretations and implementation in practice.

In order to adapt to the new regulatory requirements, the Company applied and obtained an ICP License from the relevant government authority for its two currently operating mobile apps, namely “English Liulishuo” and “IELTS Liulishuo”. However, the Company cannot assure that its services provided before obtaining the ICP License will not be regarded by the MIIT or its local counterpart as historical non-compliance, in which case the Company may be subject to penalties including fines and confiscation of any gain during its operating history generated from the services as regarded by the relevant governmental authority as historical non-compliance. Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations.

The Group believes that the risks of material loss related to historical non-compliant due to lack of ICP license and penalties are remote.

(2)	Violation of intellectual property rights of others

Certain of the Company’s courses, in particular its free course featuring pop culture themes, contain unauthorized third party content. The Company is in the process of removing unauthorized content from its platform and obtaining rights to use such content from the copyright holders. Additionally, there may be third-party intellectual property rights, portraiture right or other rights that are infringed by the Company’s services or other aspects of the Company’s business without awareness. To the extent that the Company’s employees or consultants use intellectual property owned by others or unauthorized portraits in their work, disputes may arise as to the rights in related know-how and inventions, portraits and other proprietary assets. In addition, the Company’s platform is open to all users. Content posted by users on platform, may expose the Company to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. In particular, users may share English learning materials or methods with other users by posting a video, audio clip or other forms of content on platform, which may subject the Company to claims of infringement of third-party intellectual property rights or other rights contained in the copyrighted video, audio clip or other forms of content. Although the Company has required users to post only legally compliant and non-offensive materials, a third party may still find user-generated content posted on the Company’s platform infringing intellectual property rights or other rights or offensive and take action against the Company in connection with such content. Holders of such intellectual property rights or other rights may seek to enforce such rights against the Company in China, the United States or other jurisdictions. If any third-party infringement claims are brought against the Company, the Company may be forced to divert management’s time and other resources from their business and operations to defend against these claims, regardless of their merits.

The application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China, and the laws governing personal rights are still evolving and remain uncertain, and the Company cannot assure that PRC courts or regulatory authorities would agree with the analysis. If the Company was found to have violated the intellectual property rights of others, they may be subject to liability for their infringement activities or may be prohibited from using such intellectual property or relevant contents, and the Company may incur licensing or using fees or be forced to develop alternatives of their own.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The Group believes that the risks of material loss related to the use of unauthorized third party contents are remote.

(b)	Foreign exchange risk

The Group’s sales, purchase and expense transactions are generally denominated in RMB and a significant portion of the Group’s liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies.

In the PRC, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China. In addition, the Group’s cash denominated in US$ subject the Group to risks associated with changes in the exchange rate of RMB against US$ and may affect the Group’s results of operations going forward.

(c)	Credit and concentration risk

The Group’s credit risk arises from cash and cash equivalents, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

The Group expects that there is no significant credit risk associated with the cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.

The Group has no significant concentrations of credit risk with respect to its prepayments.

Accounts receivable is typically unsecured and are derived from revenue earned either directly from customers or through distribution channels and online commerce platform partners. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

(i)	Concentration of revenues

No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2016, 2017 and 2018.

(ii)	Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its distribution channels, online commerce platform partners and customers and generally does not require collateral or other security from such distribution channels, online commerce platform partners and customers.

The Group periodically evaluates the creditworthiness of the existing distribution channels, online commerce platform partners and customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The following table summarized party with greater than 10% of the accounts receivable:

	As of December 31,
	2017	2018
Distribution channel A	43%	21%
Distribution channel B	—	53%

4	Significant equity transactions

Initial public offering

On October 1, 2018, the Company completed its initial public offering on the New York Stock Exchange under the symbol of “LAIX”. The Company offered 5,750,000 American Depositary Shares (“ADS”). Each ADS represents one Class A ordinary share and was sold to the public at US$12.50 per ADS. Net proceeds raised by the Company from the initial public offering in total amounted to approximately RMB 441,166(US$64,130) after deducting underwriting discounts and commissions and other offering expenses.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Upon the completion of the initial public offering, all classes of preferred shares of the Company were converted and designated as Class A ordinary shares on a one-for-one basis.

Upon the completion of the IPO, each holder of Class A ordinary share is entitled to one vote and each holder of Class B ordinary share is entitled to ten votes. Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary share is not convertible into Class B ordinary share under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than the founders or any entity which is not ultimately controlled by any of them, such Class B ordinary share shall be automatically and immediately converted into the same number of Class A ordinary share.

5.	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2017 and 2018. The overseas cash and cash equivalents are primarily held by the Company and its subsidiaries in Hong Kong and US.

	RMB amount (RMB denominated)			RMB equivalent amount (US$ denominated)			Total
	Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE
December 31, 2017	7,092	22,271	20,266	364,977	1,877	—	416,483
December 31, 2018	6,929	3,185	58,068	194,066	82,474	—	344,722

6.	Accounts receivable, net

	As of December 31,
	2017	2018
Accounts receivable, gross	7,236	14,403
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	7,236	14,403

7.	Other assets

The other assets consist of the following:

	As of December 31,
	2017	2018
Prepayment and other current assets
Receivables from payment- processing- service providers	6,142	31,793
Subscription fees receivables due from distribution channels and online commerce platform partners for unconsumed courses	7,428	28,580
Value-added tax receivable	162	13,352
Prepaid rental fee	1,118	9,046
Rental deposits refundable within one year	1,707	6,619
Prepaid advertising fees	286	5,856
Loans and advance to employees(a)	808	4,972
Prepaid insurance fees	—	4,245
Prepayments of service fees	900	2,835
Prepaid interest and service fees to loan companies (Note 11)	2,933	321
Others	423	1,933

Total repayment and other current assets	21,907	109,552

Non-current
Long-term rental deposits	1,498	7,370
Prepayment for property and equipment	—	4,641

Total non-current	1,498	12,011

(a)

Loans and advance to employees consists of 1) loans to the employees of RMB 4,959 (US$721) for the payment of individual income tax for the granted options. These loans are interest free and will be repaid upon the options are exercised; and 2) advance to employees of RMB 13(US$2) for future travel and other business related purpose.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

8.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2017	2018
Cost:
Office equipment	6,619	15,306
Leasehold improvements	6,703	8,802
Construction in progress – leasehold improvements	469	26,364

Total cost	13,791	50,472
Less: Accumulated depreciation	(2,012)	(7,866)

Property and equipment, net	11,779	42,606

Depreciation expense recognized for the years ended December 31, 2016, 2017 and 2018 are summarized as follows:

	For the years ended December 31,
	2016	2017	2018
Cost of revenues	152	90	810
Sales and marketing expenses	156	782	3,865
Research and development	196	110	894
General and administrative expenses	46	45	285

Total	550	1,027	5,854

9.	Intangible assets

	As of December 31,
	2017	2018
Computer software	—	862
Domain name	—	484
Less: Accumulated amortization	—	(57)

Intangible assets, net	—	1,289

Amortization expense was nil, nil and RMB 57 for the years ended December 31, 2016, 2017 and 2018, respectively.

The Company will record estimated amortization expenses of RMB172, RMB172, RMB172, RMB 172 and RMB117 for the years ended December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

10.	Tax payable

	As of December 31,
	2017	2018
Value added tax	147	230
Income tax	5,606	618
Uncertain tax position	—	41,100
Withholding individual income tax	10,010	16,933

Total	15,763	58,881

The Group’s revenues are subject to value-added tax at a rate of 6%.

11.	Accrued liabilities and other liabilities

	As of December 31,
	2017	2018
Accrued liabilities and other current liabilities
Payable to third party loan companies (a)	36,608	7,187
Payables related to repurchased employee’s vested options	2,243	—
Government grant	2,200	1,000
Payables related to professional service fee	3,000	5,750
Others	1,096	2,169

Total	45,147	16,106

Non-Current
Government grant	1,000	1,000

(a)

The Group, in cooperation with third-party financing intuitions (“loan companies”), offers an interest-free installment payment option to its customers. The loan companies remit the subscription fee to the Group for the borrowing customers to complete their purchase of the course. The borrowing customers are obligated to repay the loan in pre-agreed installments over the periods ranging from 3 months to 12 months to the loan companies. According to the arrangement with the loan companies, the Group is obligated to repay to the loan companies for any default in repayment by the borrowing customers. The Group also agrees with the loan companies to bear the borrowing customers’ interest expense and related service fees, which is recorded as loan payables and prepayment of interest and service fee to loan companies respectively (Note 7). The prepayment of interest expenses and service fee are amortized during the installment period and recorded in other expense. The Group considers such arrangement as its own financing activity given the arrangement is full recourse in nature. Based on the considerations that there is no difference between the amount of promised consideration and the cash selling price of the promised services, in addition the actual length of time between when the Group transfers the promised services to the customer and when the customer pays for those services has been within one year, the Group has assessed and concludes that there is no significant financing component in place within these installment arrangements as a practical expedient in accordance with ASC 606-10-32-18.

Given the arrangement is full recourse in nature, the Group considers such arrangement as its own financing activity. The Group records payable when it is remitted from the loan companies and the related receivables are not derecognized until the loan company receives the repayments from the borrowing customers. The repayment of loan and corresponding de-recognition of related receivables are presented as non-cash supplemental financing activities in the consolidated statements of cash flows.

The Company repays the outstanding loan principle corresponding to remaining undelivered learning services to the loan company when the borrowing customers withdraw contracts with the Group. For the year ended December 31, 2016, 2017 and 2018, the amount of cash repayment was nil, nil, and RMB 5,540 after netting off with the prepaid interest expenses.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

12.	Convertible redeemable preferred shares

On December 19, 2013, the Company issued 3,645,501 shares (with par value of USD0.001) of Series Seeds Preferred Shares (the “Series Seed Shares”) for RMB 2.4570 (US$0.3978) per share for a total cash consideration of RMB 8,957 (US$1,450). The issuance costs were RMB 124.

On June 6, 2014, the Company issued 5,531,104 shares (with par value of USD0.001) of Series A Preferred Shares (the “Series A Shares”) for RMB 11.1315 (US$1.8080) per share for a total cash consideration of RMB 61,569 (US$10,000). The issuance costs were RMB 295.

On July 14, 2015, the Company issued 7,895,711 shares (with par value of USD0.001) of Series B Preferred Shares (the “Series B Shares”) for RMB 22.4098 (US$3.6629) per share for a total cash consideration of RMB 176,941 (US$28,921). The issuance costs were RMB 5,122.

On June 13, 2017, the Company issued 5,295,380 shares (with par value of USD0.001) of Series C Preferred Shares (the “Series C Shares”) for RMB 64.2224 (US$9.4422) per share for a total cash consideration of RMB 340,082 (US$50,000). The issuance costs were RMB 1,940.

The Series Seed, Series A, Series B and Series C shares are collectively referred to as the Preferred Shares. Each Preferred Share shall be convertible, at the option of the holder and certain automatical conversion events, into one Class A ordinary shares of the Company, subject to certain customary anti-dilutive adjustments.

On October 1, 2018, immediately prior to the completion of the Company’s initial public offering, all of the Preferred Shares were converted to Class A ordinary shares based on the aforementioned conversion price. Prior to their conversion, the Preferred Shares were entitled to certain privileges over ordinary shares with respects to conversion, redemption, dividends and liquidation.

The key terms of the Series Seed, Series A, Series B and Series C shares are as follows:

Conversion rights

Each Preferred Share shall be convertible, at the option of the holder, into one Class A ordinary shares of the Company. Such conversion ratio is subject to certain anti-dilutive adjustments in case of additional equity securities issuance, share dividends, distribution, subdivisions, redemptions, combinations, or consolidation of Class A ordinary shares. In addition, each series of Preferred Shares would automatically be converted into Class A ordinary shares of the Company (i) upon the closing of a Qualified IPO; or (ii) with respect to Series Seed Shares or Series A Shares, upon approval of at least two-thirds of such series of Preferred Shares; with respect to Series B and Series C Preferred Shares, upon approval of at least eighty-five percent of Series B or Series C Preferred Shares, respectively, each voting as a separate class.

A Qualified IPO is defined as the criteria of gross proceeds to the Company was at least US$100,000 and an implied, pre-money valuation of US$600,000 or more, or (ii) a public offering of Class A ordinary shares registered under the US Securities Act or in a jurisdiction and on an internationally recognized securities exchange or inter-dealer quotation system outside of the United States, including The Stock Exchange of Hong Kong Limited, with gross proceeds to the Company of at least US$100,000 and an implied, pre-money valuation between US$500,000 (inclusive) and US$600,000 (not inclusive) approved by the Board, or (iii) a public offering of Class A ordinary shares that does not meet the requirements of (i) or (ii) but is otherwise approved by the Majority Preferred Holders.

Dividend rights

The holder of each Preferred Share shall have the right to receive non-cumulative dividends, pari passu with the Class A ordinary shares, on an as-converted basis, when, as and if declared by the Board.

Voting rights

The holders of Preferred Shares and the holders of ordinary shares shall vote together based on their shareholding percentages (Refer to Note 13 for the voting rights of Class A and Class B ordinary shares) before the qualified IPO when the Preferred Shares are mandatorily converted.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, all assets and funds of the Company legally available for distribution to the shareholders shall be distributed to the shareholders according to the following sequence:

(1)

The holders of the Series C Preferred Shares shall be entitled to receive the amount equal to one hundred percent (100%) of the original issue price of Series C Preferred Shares, plus any dividends declared but unpaid (the “Series C Preferred Amount”);

(2)

For the remaining assets and funds of the Company after the above distribution, the holders of the Series B Preferred Shares shall be entitled to receive the amount equal to one hundred percent (100%) of the original issue price of Series B Preferred Shares, plus any dividends declared but unpaid (the “Series B Preference Amount”);

(3)

For the remaining assets and funds of the Company after the above distributions, the holders of the Series A Preferred Shares and the Series Seed Preferred Shares (collectively, “Pre-B Preferred Shares”) shall be entitled to receive the amount equal to one hundred percent (100%) of the original issue price of Pre-B Preferred Shares, plus any dividends declared but unpaid (the “Pre-B Preference Amount”).

(4)

If there are any assets or funds remaining after the distribution of aggregate Series C Preference Amount, Series B Preference Amount and Pre-B Preference Amount, the remaining assets and funds of the Company shall be distributed ratably among all shareholders (including the holders of the Preferred Shares), according to the relative number of Class A ordinary shares they held (calculated on an as-converted basis).

Redemption right

Prior to the issuance of Series A Preferred Shares, the Series Seed Shares were redeemable only upon a liquidation event. The redemption price shall be one hundred percent (100%) of the original Series Seed issue price, plus any dividends declared but unpaid (the “Series Seed Preference Amount”).

Upon the issuance of Series A Preferred Shares, Series Seed Preferred Shares were modified to be redeemable, at the holder’s discretion, at any time (i) after the five (5) year anniversary after Series A Preferred Shares were issued, and (ii) there is a material breach by any group company or any Founding Shareholder. The redemption price shall be one hundred and thirty percent (130%) of the respective original issue price of Pre-B Preferred Shares, plus all accrued or declared but unpaid dividends.

Upon the issuance of Series B Preferred Shares, Pre-B Preferred Shares were further modified with the third redemption condition being added, i.e. (iii) the supermajority Pre-B Preferred Shareholders require the Company to redeem the Pre-B Preferred Shares when the Company has received a Series B Redemption Notice. There was no change to the redemption price.

The Series B Preferred Shares shall be redeemable, at any time (i) after the five (5) year anniversary after Series B Preferred Shares were issued, (ii) there is a material breach by any group company or any Founding Shareholder, and (iii) the supermajority Series B Preferred Shareholders require the Company to redeem all or part of the Series B Preferred Shares when the Company has received a Pre-B Redemption Notice. The redemption price for Series B Preferred Shares shall be the original issue price per share plus a six percent (6%) annual compound interest and all accrued or declared but unpaid dividends.

Upon the issuance of Series C Preferred Shares, Series B and Pre-B Preferred Shares were modified to be redeemable, at the holder’s discretion, at any time (i) after the three (3) year anniversary of the date on which Series C Preferred Shares were issued, (ii) there is a material breach by any group company or any Founding Shareholder, (iii) the supermajority Pre-B Preferred Shareholders require the Company to redeem all or part of the Pre-B Preferred Shares when the Company has received a Series C Redemption Notice or a Series B Redemption Notice, and (iv) the supermajority Series B Preferred Shareholders require the Company to redeem all or part of the Series B Preferred Shares when the Company has received a Series C Redemption Notice or a Pre-B Redemption Notice. There was no change to the redemption price for Series Pre-B and Series B Preferred Shares.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The Series C Preferred Shares shall be redeemable, at any time (i) after the three (3) year anniversary of the date on which Series B Preferred Shares were issued, (ii) there is a material breach by any group company or any Founding Shareholder, and (iii) the supermajority Series C Preferred Shareholders require the Company to redeem all or part of the Series C Preferred Shares when the Company has received a Series B Redemption Notice or a Pre-B Redemption Notice. The redemption price for Series C Preferred Shares shall be the original issue price per share plus a six percent (6%) annual compound interest and all accrued or declared but unpaid dividends.

In case of insufficient funds and distribution of redemption payments

If the Company’s assets or funds which are legally available on the date of redemption payment are insufficient, or if the Company is otherwise prohibited by applicable law from making such redemption payment, those assets or funds which are legally available shall be used to pay, to the extent permitted by applicable law, the holders of Preferred Shares in the following sequence: (i) first, pay the Series C Redemption Price to the holders of Series C Shares, pari passu as amongst themselves, (ii) second, after the full payment of the Series C Redemption Price, pay the Series B Redemption Price to the holders of Series B Shares, pari passu as amongst themselves, and (iii) third, after the full payment of the Series C and the Series B Redemption Price, pay the Pre-B Redemption Price to the holders of Pre-B Shares, pari passu as amongst themselves. For the redemption payment that is paid in full by the Company, the Company shall issue a one-year note (bearing 15% simple interest per annum) to such holder (the “Redemption Note”). For the years ended December 31, 2016, 2017 and 2018, the Company did not issue such Redemption Note.

The Company’s convertible redeemable preferred shares activities for the year ended December 31, 2016, 2017 and 2018 are summarized below:

	Series Seed Shares		Series A Shares		Series B Shares		Series C Shares
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2016	3,645,501	28,338	5,531,104	66,544	7,895,711	176,914	—	—
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	3,601	—	11,548	—	—
Balances as of December 31, 2016	3,645,501	28,338	5,531,104	70,145	7,895,711	188,462	—	—
Issuance of convertible redeemable preferred shares, net of issuance costs.	—	—	—	—	—	—	5,295,380	338,142
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	3,105	—	12,565	—	11,147
Balances as of December 31, 2017	3,645,501	28,338	5,531,104	73,250	7,895,711	201,027	5,295,380	349,289
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	1,978	—	10,140	—	15,899
Conversion to Class A ordinary shares upon IPO	(3,645,501)	(28,338)	(5,531,104)	(75,228)	(7,895,711)	(211,167)	(5,295,380)	(365,188)
Balances as of December 31, 2018	—	—	—	—	—	—	—	—

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Accounting for Preferred Shares

Prior to the issuance of the Series A Preferred Shares, the Company classified the Series Seed Preferred Shares as permanent equity which was not redeemable. Upon the issuance of the Series A Preferred Shares, the Company reclassified the Series Seed Preferred Shares, along with all other series of the Preferred Shares as the mezzanine equity because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events that are outside of the Company’s control. The initial carrying value for the Preferred Shares are recorded at fair value, net of any issuance costs. For the years ended December 31, 2016, 2017 and 2018, the issuance costs incurred were nil, RMB 1,940 and RMB nil, respectively.

For each reporting period, the Company recorded accretions on the Preferred Shares to the respective redemption value by using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. The accretion is recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was RMB15,149 (US$2,328) and RMB26,817 (US$4,122) and RMB 28,017 (US$ 4,075) for the years ended December 31, 2016, 2017 and 2018.

The Company has determined that host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors’ right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. The Company has assessed each embedded features in the Preferred Shares, and determined that the conversion feature does not meet the definition of derivative in according with ASC 815-15-25, therefore does not warrant bifurcation, even though the equity-like conversion feature is not considered clearly and closely related to the debt host of the Preferred Shares. The Company also assessed the redemption features and liquidation feature in accordance with ASC 815-15-25-42, and determined that none of these debt-like features would result in any substantial premium or discount, nor would then accelerate the repayment of the contractual principal amount as it is contingently exercisable. Therefore, both the redemption feature and liquidation feature are considered to be clearly and closely related to the debt host, and none of these embedded features needs to be bifurcated from the debt host.

Modification of Preferred Shares

The Company assesses whether an amended to the terms of its convertible redeemable Preferred Shares is an extinguishment or a modification based on a qualitative evaluation of the amendment. The Company also assesses if the change in the terms results in value transfer between the Preferred Shareholders or between Preferred Shareholders and the Ordinary Shareholders.

There were modifications of Preferred Shares occurred in 2014 where redemption provisions were entitled to Series Seed Preferred Shareholders in connection with the issuance of Series A Preferred Shares. In addition, in 2015, the liquidation preference was changed and the Pre-B shareholders are allowed and entitled to share the remaining assets and funds of the Company available for distribution on an as-converted basis if there are any assets or funds remaining after the Pre-B shareholders has received the amount equal to 100% of the applicable issue price, plus any dividends declared but unpaid. In 2017, the optional redemption right the Pre-B Preferred Shares was extended from June 5, 2019 to June 12, 2020 while the optional redemption right of Series B Preferred Shares was changed from July 3, 2020 to June 12, 2020, which are to be in line with the optional redemption date of Series C Preferred Shares. The modification of the Pre-B and Series B optional redemption dates were driven by the objective to obtain financing from the issuance of Series C Preferred Shares.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

From both quantitative and qualitative perspectives, the Company assessed the impact of the above modifications and concluded that these amendments represent modifications rather than extinguishment of the Preferred Shares. The Company also evaluated and concluded the impact of above modifications as immaterial for the years ended December 31, 2016, 2017 and 2018.

For the modification for the Series Seed Preferred Shares, the Company determined that the modification in nature should be treated as extinguishment given its qualitatively significance which provided Series Seed Preferred Shares redemption feature, and resulted in its reclassification from the permanent equity to the Mezzanine equity. Upon the reclassification, the Series Seed Preferred Shares was recorded at the new cost, which was the fair value of Series Seed Preferred Shares on the issuance date of Series A Preferred Shares. Due to that fair value of Series Seed Preferred Shares were higher than the redemption amount, therefore no accretion was recorded.

13.	Ordinary share

On August 19, 2013, the Company was incorporated as limited liability company with authorized share capital of US$50 divided into 50,000,000 shares with par value US$0.001 each. 30,000,000 shares were unissued and 20,000,000 issued and outstanding shares were designated as ordinary shares held by the founders.

On December 19, 2013, among the total 30,000,000 authorized but unissued shares, 26,354,499 shares were re-designated as Class A ordinary shares and 3,645,501 shares were re-designated as preferred shares. 20,000,000 issued and outstanding ordinary shares were re-designated as Class B ordinary shares. The Company issued 3,645,501 Series Seed Preferred Shares to third party investors on the same day. Thereafter, 26,354,499 Class A ordinary shares were authorized but unissued, 20,000,000 Class B ordinary shares and 3,645,501 Series Seed Preferred Shares were issued and outstanding. There was no financial impact to the Company on above re-designation.

On June 6, 2014, the Company’s shareholders and Board of Directors approved an increase in its authorized share capital from 50,000,000 to 100,000,000,000 share, with 70,823,395 Class A ordinary shares, 20,000,000 Class B ordinary shares, and 9,176,605 preferred shares. On the same day, the Company issued 5,531,104 Series A Preferred Shares to third party investors. Thereafter, 70,823,395 Class A ordinary shares were authorized but unissued, 20,000,000 Class B ordinary shares, 3,645,501 Series Seed Preferred Shares and 5,531,104 Series A Preferred Shares were issued and outstanding.

On July 14, 2015, the Company repurchased 229,010 Class B ordinary shares held by the founders, who were also the management of the Company, at the price of RMB 5,128 (US$839). The consideration that exceeded the fair value of the Class B ordinary shares at the date the repurchase with amount of RMB 2,230 (US$365) was charged as general and administrative expenses with a corresponding credit to the equity. Immediately after the closing of the repurchase of Class B ordinary shares, 7,666,701 authorized but unissued Class A ordinary shares together with 229,010 authorized but unissued Class B ordinary shares were re-designated as preferred shares. The Company issued 7,895,711 Series B Preferred Shares to third party investors on the same day. Thereafter, 63,156,694 Class A ordinary shares were authorized but unissued, 19,770,990 Class B ordinary shares, 3,645,501 Series Seed Preferred Shares, 5,531,104 Series A Preferred Shares and 7,895,711 Series B Preferred Shares were issued and outstanding. There was no financial impact to the Company on above re-designation.

On June 16, 2017, 5,295,380 authorized but unissued Class A ordinary shares were re-designated as preferred shares. The Company issued 5,295,380 Series C Preferred Shares to third party investors on the same day. Concurrently, 95,316 Class B ordinary shares held by the founders were re-designated as Class A ordinary shares. After this re-designation, the founders, who were also the management of the Company, sold 95,316 Class A ordinary shares to a third party investor (“Investor”) for a total cash consideration of RMB 6,117 (US$900). The consideration that exceeded the fair value of the Class A ordinary shares at the date the transaction with amount of RMB 2,399 (US$353) was charged as general and administrative expenses with a corresponding credit to the equity. On the same day, the Company issued 63,545 Class A ordinary shares to the Investor for a cash consideration of RMB 4,078 (US$600). Thereafter, 57,797,769 Class A ordinary shares were authorized but unissued, 158,861 Class A ordinary shares, 19,675,674 Class B ordinary shares, 3,645,501 Series Seed Preferred Shares, 5,531,104 Series A Preferred Shares, 7,895,711 Series B Preferred Shares and 5,295,380 Series C Preferred Shares were issued and outstanding. There was no financial impact to the Company on above re-designation.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The proceeds of the subscription capital from founding shareholders of RMB122 (US$18) were remained outstanding and such amount was presented as subscriptions receivable, a contra-equity balance on the consolidated balance sheets as of December 31, 2017 and 2018.

The Company has a dual class voting structure under which all of the ordinary shares held by the founders are designated as Class B ordinary shares and all of the other ordinary shares, including the shares held by others shareholders and automatic conversion of outstanding Preferred Shares, are designated as Class A ordinary shares. Class A and Class B ordinary shares have the same rights except for voting and conversion rights. Both of the Class A and Class B ordinary shares will be entitled to one vote per share before the qualified IPO. While upon the closing of the qualified IPO, holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

On October 1, 2018, the Company consummated its initial public offering on the New York Stock Exchange with a total 5,750,000 Class A ordinary share issued at a price of US$12.5 per share. After deducting underwriting discounts and commissions and other offering expenses, the net proceeds raised from the initial public offering amounted to approximately RMB441,166 (US$64,130)

14.	Share-based compensation

On May 26, 2014, the Company adopted its 2014 Equity Incentive Plan (the “2014 Plan”), which permits the grant of restricted shares, restricted share units, options and share appreciation rights to the employees, directors and consultants of the Company. Under the 2014 Plan, a total of 2,627,250 Class A ordinary shares were initially reserved for issuance. The 2014 Plan is valid and effective for a term of 10 years commencing from its adoption. On July 14, 2015, the Board of Director passed a resolution to increase the number of shares reserved for issuance under the 2014 Plan by 957,405 Class A ordinary shares to 3,540,655 Class A ordinary shares.

On July 14, 2015, the Company repurchased and canceled vested 44,000 options held by 3 employees at the price of US$161. The consideration that exceeded the fair value of the options at the date the repurchase with amount of RMB 482 (US$79) was charged as operating expenses with a corresponding credit to the equity.

On June 13, 2017, the number of ordinary shares reserved for option issuance under the 2014 Plan increased to 5,519,737 Class A ordinary shares. Concurrently, the Company repurchased and canceled 63,545 options held by 5 employees at the price of RMB 4,069 (US$599). The consideration that exceeded the fair value of the options at the date the repurchase with amount of RMB 1,685 (US$248) was charged as operating expenses with a corresponding credit to the equity. After which, a total of 5,456,192 Class A ordinary shares are reserved for option issuance pursuant to 2014 Plan.

The Company concluded above two repurchases were isolated cases that was not considered as frequent, and the likelihood to recur is remote. Since there is no repurchase obligation in 2014 Plan, the Company’s such repurchase action does not prevent the awards from being equity-classified.

On July 31, 2018, the Board of Directors of the Company approved its 2018 Share Incentive Plan (“2018 Plan”). Under the 2018 Plan, share-based awards such as share options, restricted shares, restricted share units and share appreciation rights may be granted. The 2018 Plan is valid and effective for a term of ten years commencing from its adoption. The maximum aggregate number of ordinary shares which may be issued pursuant to all share-based awards under the 2018 Plan is (i) initially 5% of total authorized ordinary shares after completion of the Company’s initial public offering, and (ii) an increase not exceeding 1.5% of the total issued and outstanding ordinary shares as of December 31 of the respective preceding year. The aggregate size shall not exceed 5% of the total number of issued and outstanding shares at any given time, and the number of shares reserved for issuance under the 2018 Plan was 2,397,612 as of December 31, 2018.

The Company only granted share options under the 2014 Plan and the 2018 Plan to its employees and directors. The option granted are vested upon satisfaction of service condition, which is generally satisfied over four years. The granted option are annually vested on the last day of each anniversary. There were no other vesting conditions for all the awards under the 2014 Plan and the 2018 Plan.

Share-based compensation expense related to the option awards granted to the employees amounted to RMB 4,520, RMB 8,518 and RMB 45,473 for the years ended December 31, 2016, 2017 and 2018.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The following table sets forth the summary of employee option activity for the years ended December 31, 2016, 2017 and 2018:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		USD	In years	USD’000	USD
Outstanding at January 1, 2016	1,386,345	0.0511			1.23
Granted	722,070	0.2000			3.32
Forfeited	(28,400)	0.1662

Outstanding at December 31, 2016	2,080,015	0.1012	8.21	7,547	1.94

Outstanding at January 1, 2017	2,080,015	0.1012	8.21	7,547	1.94
Granted	1,237,584	0.3805			6.26
Repurchased and canceled employee’s vested option	(63,545)	0.0212
Forfeited	(8,500)	0.1106

Outstanding at December 31, 2017	3,245,554	0.2093	8.17	25,272	3.61

Outstanding at January 1, 2018	3,245,554	0.2093	8.17	25,272	3.61
Granted	2,388,750	0.6000			11.74
Forfeited	(653,910)	0.3318

Outstanding at December 31, 2018	4,980,394	0.3806	8.19	35,875	7.13

Vested and expected to vest at December 31, 2018	4,672,578	0.3668	8.10	33,704	6.93
Exercisable at December 31, 2018	1,672,483	0.1025	6.22	12,506	2.32

The aggregate intrinsic value is calculated as the difference between the exercise price of the options and the estimated fair value of the underlying shares of RMB 25.81(US$3.72), RMB 52.21(US$7.99) and RMB 52.02(US$7.58) at December 31, 2016, 2017 and 2018.

The total fair value of share options vested during the years ended December 31, 2016, 2017 and 2018 was RMB 3,063, RMB 4,925 and RMB 14,930, respectively.

As of December 31, 2018, there were RMB 172,682 of unrecognized share-based compensation expenses related to share options granted to the employees, which were expected to be recognized over a weighted-average vesting period of 2.28 years. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2016, 2017 and 2018.

	2016	2017	2018
Expected volatility (iii)	52.03%	50.15%~51.53%	48.13%~49.11%
Risk-free interest rate (i)	1.65%	2.45%~2.67%	2.85%~3.14%
Exercise multiple	2.8	2.8	2.8
Expected dividend yield (ii)	0%	0%	0%
Contractual term	10	10	10
Expected forfeiture rate (post-vesting)	5%	5%	5%
Fair value of the common share on the date of option grant (US$) (iv)	US$3.52	US$3.72~US$7.99	US$8.25~US$13.39

Notes:

(i)

The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the US Treasury Strip Bond with a maturity life equal to the expected life to expiration.

(ii)	The Company has no history or expectation of paying dividends on its ordinary shares.
(iii)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(iv)

Before the IPO, the estimated fair value of the Company’s ordinary shares at their respective grant dates, was determined with the assistance of an independent third party valuation firm by using income approach.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

15.	Revenue

For the years ended December 31, 2016, 2017 and 2018, all of the Group’s revenue were generated in the PRC. The disaggregated revenues by course plans were as followed:

	For the years ended December 31,
	2016	2017	2018
Prepaid standard courses	8,768	138,921	596,702
Prepaid multiple course packages	2,962	15,811	27,904
Other courses	603	10,860	12,658

Total revenues	12,333	165,592	637,264
Less: tax surcharges	(1)	(31)	(40)

Net revenues	12,332	165,561	637,224

16.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB 9,632 and RMB 37,490 and RMB 79,651 for the years ended December 31, 2016, 2017 and 2018, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

17.	Income Taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong Profits Tax

One of the Company’s subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2016, 2017 and 2018. Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax.

(c)	U.S. Corporate Income Tax

One of the Company’s subsidiary is a Delaware corporation that is subject to U.S. corporate income tax on its taxable income at a rate of 21% for taxable years beginning after December 31, 2017 and U.S. corporate income tax on its taxable income of up to 35% for prior tax years.

(d)	PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.”

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least 25% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.

Yuguan WFOE and Shanghai Liulishuo VIE obtained its HNTE certificate in 2017 with a valid period of three years. Therefore, Yuguan WFOE and Shanghai Liulishuo VIE are eligible to enjoy a preferential tax rate of 15% from 2017 to 2019 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Each of Yulin and Mengfan is entitled to a preferential tax treatment as a “Small-scaled Enterprise” in 2017, and thus enjoy a reduced tax rate of 20% on 50% of its taxable income in 2017. In 2018, both Yulin and Mengfan did not meet the standard of “Small-scaled Enterprise” and were subject to tax rate of 25% of its taxable income.

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended December 31,
	2016	2017	2018
	%	%	%
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(20.1)%	(11.6)%	(9.0)%
Permanent book—tax difference	(2.8)%	(0.1)%	(0.3)%
Estimates for uncertain tax positions	—	—	(10.5)%
Difference in EIT rates of certain subsidiaries	(2.1)%	(0.8)%	(2.8)%
The effect of change in tax rate	—	(5.1)%	0.0%
Effect of tax holiday	—	(9.8)%	(7.6)%

Total	—	(2.4)%	(5.2)%

The provisions for income taxes for the years ended December 31, 2018 differ from the amounts computed by applying the EIT primarily due to preferential tax rate enjoyed by certain subsidiary and VIE of the Company. The following table sets forth the effect of preferential tax on China operations:

	For the years ended December 31,
	2016	2017	2018
Tax holiday effect	—	3,737	27,400
Basic and diluted net loss per share effect	—	0.19	1.02

Loss from domestic and foreign components before income tax expenses

	For the years ended December 31,
	2016	2017	2018
Domestic	77,484	232,715	400,791
Foreign	11,685	4,439	63,115

Total	89,169	237,154	463,906

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2016	2017	2018
Current income tax expense	—	5,606	41,100
Deferred income tax benefit	—	—	(16,940)

Income tax (benefit)/expense	—	5,606	24,160

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018
Deferred tax assets
Deductible temporary difference related to advertising expenses	16,167	50,958
Deductible temporary difference related to accruals and other payables	13,309	20,983
Tax losses carried forward	19,707	35,978

Total deferred tax assets	49,183	107,919
Less: Valuation allowance	(49,183)	(90,979)

Total deferred tax assets	—	16,940

As of December 31, 2017 and 2018, the PRC entities of the Group had tax loss carryforwards of approximately RMB130,682 and RMB 212,953 respectively, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2020 for the amount of RMB 9,974 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2021 and 2024. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carry-forwards.

Valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. Valuation allowance was provided for net operating loss carry forward because it was more likely than not that such deferred tax assets will not be realized due to lack of profitable history to support the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.

As of December 31, 2017 and 2018, valuation allowances of RMB 49,183 and RMB 90,979 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry-forwards and other deferred tax assets generated by its subsidiaries and VIEs. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, a reversal of the valuation allowances will be made when those events occur.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2016	2017	2018
Beginning balance	3,893	21,855	49,183
Additions	17,962	27,328	41,796

Ending balance	21,855	49,183	90,979

Uncertain Tax Positions

The following table summarizes activity of the total amounts of unrecognized tax benefits:

	For the years ended December 31,
	2016	2017	2018
Beginning balance	—	—	—
Increases related to tax positions taken during the current year	—	—	41,100

Total	—	—	41,100

The Company operates its business through its PRC subsidiaries. Under the current PRC tax laws and regulations, certain operating expenses incurred by PRC subsidiaries are not deductible from taxable income until the Company obtains the approval from local tax authorities. The Company believes it is more likely than not that such operating expenses is not deductible and will be subject to income taxes. For the year ended December 31, 2018, the Company provided uncertain tax provision with amount of RMB 41,100 for the aforementioned operating expenses with amount of RMB 324,701 (Nils for 2016 and 2017). The associated income tax expense is calculated by applying the applicable tax rate to the deemed nondeductible operating expenses amount and includes the late payment interest based on the applicable tax rules. The unrecognized tax benefits are recorded in tax payable in the consolidated balance sheets.

18.	Basic and diluted net loss per share

(a)	Basic and diluted net loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of the losses per share for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the years ended December 31,
	2016	2017	2018
Numerator:
Net loss	(89,169)	(242,760)	(488,066)
Accretion on Series A convertible redeemable preferred shares redemption value	(3,601)	(3,105)	(1,978)
Accretion on Series B convertible redeemable preferred shares redemption value	(11,548)	(12,565)	(10,140)
Accretion on Series C convertible redeemable preferred shares redemption value	—	(11,147)	(15,899)

Net loss attributable to ordinary shareholders-Basic and diluted	(104,318)	(269,577)	(516,083)

Denominator:
Denominator for basic and diluted loss per share Weighted-average ordinary shares outstanding (Note)
Basic and diluted	19,770,990	19,834,535	26,921,735
Basic and diluted loss per share	(5.28)	(13.59)	(19.17)

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Note: Considering that the holder of Preferred Shares has no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to the Preferred Shares.

For the years ended December 31, 2016 and 2017, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect as a result of the Group’s net loss. The effects of all outstanding share options have also been excluded from the computation of diluted loss per share for the years ended December 31, 2016, 2017 and 2018 due to their anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	For the year ended December 31,
	2016	2017	2018
Preferred shares—weighted average	17,072,316	19,967,318	16,729,811
Share options—weighted average	1,160,121	1,678,007	2,263,775

19.	Commitments and contingencies

(a)	Operating lease commitments

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through December 2024. As of December 31, 2018, future minimum lease under non-cancelable operating lease agreements were as follows:

Operating Lease
RMB
Years Ending December 31,
2019	57,651
2020	52,982
2021	58,350
2022	49,371
2023	39,690
Thereafter	13,993

Total	272,037

For the years ended December 31, 2016, 2017 and 2018, the Group incurred rental expenses in the amounts of RMB 2,549 and RMB 10,806 and RMB 47,683, respectively.

(b)	Purchase Commitments

As of December 31, 2018, purchase commitments related to royalty fee of content were as follows:

Royalty Fee
RMB
Years Ending December 31, 2019	3,050

Total	3,050

(c)	Capital Commitments

As of December 31, 2018, capital commitments related to construction in progress were as follows:

Royalty Fee
RMB
Years Ending December 31, 2019	8,220

Total	8,220

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(d) Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2017 and 2018, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows.

20.	Subsequent events

(a)

On January 14, 2019, Wuhan Liulishuo Information Technology Co., Ltd. (“Wuhan Liulishuo”) was established in Hubei Province, PRC. Wuhan Liulishuo is a wholly owned subsidiary held by Shanghai Liulishuo. As of the date of issuance of the financial statements, Wuhan Liulishuo has no active operation.

(b)

On February 27, 2019, Shenzhen Yuguan Information and Technology Co., Ltd. (“Shenzhen Yuguan”) was incorporated in Guangdong Province, PRC, with 100% ownership by LingoChamp HK. As of the date of issuance of the financial statements, Shenzhen Yuguan has no active operation.

21.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary and the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs to satisfy any obligations of the Company.

As of December 31, 2018, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to RMB 254,490.

22.	ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Rules 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to the financial position, cash flows and results of operations of a parent company as of and for the same periods for which the audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together are material to consolidated net assets as of the end of the most recently completed fiscal year.

The following condensed financial statements of the Parent Company have been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Payables to subsidiaries and VIEs”. The Parent Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Parent Company’s share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.

The Parent Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2018, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Condensed Financial Information of the Parent Company

BALANCE SHEETS

	As of December 31,
	2017	2018
	RMB	RMB	US$ (Note2(e))
ASSETS
Current assets:
Cash and cash equivalents	76,932	147,113	21,397
Amounts due from inter-company entities	497,345	675,199	98,204
Advances to Suppliers	—	4,245	617
Short-term investment	—	205,895	29,946

Total current assets	574,277	1,032,452	150,164

Non-current assets:
Investment in equity fund	—	5,753	837

Total non-current assets	—	5,753	837

Total assets	574,277	1,038,205	151,001

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accrued expenses and other current liabilities	2,547	4,017	584

Non-current liabilities:
Payables to subsidiaries and VIEs	367,813	815,294	118,581

Total liabilities	370,360	819,311	119,165

Commitments and contingencies (Note 19)
Mezzanine equity:
Series Seed convertible redeemable preferred shares (US$0.001 par value; 3,645,501 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	28,338	—	—
Series A convertible redeemable preferred shares (US$0.001 par value; 5,531,104 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	73,250	—	—
Series B convertible redeemable preferred shares (US$0.001 par value; 7,895,711 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	201,027	—	—
Series C convertible redeemable preferred shares (US$0.001 par value; 5,295,380 shares authorized, issued and outstanding as of December 31, 2017; nil issued and outstanding as of December 31, 2018)	349,289	—	—

Total of mezzanine equity	651,904	—	—

Shareholders’ equity (deficit)
Class A ordinary shares (US$0.001 par value; 57,956,630 authorized, 158,861 and 28,276,557 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	1	195	28
Class B ordinary shares (US$0.001 par value; 19,675,674 shares authorized, issued and outstanding as of December 31, 2017 and 2018, respectively)	121	121	18
Subscriptions receivable	(122)	(122)	(18)
Additional paid-in capital	—	1,139,250	165,697
Accumulated other comprehensive (loss)/ income	(85)	16,318	2,373
Accumulated deficit	(447,902)	(936,868)	(136,262)

Total shareholders’ equity (deficit)	(447,987)	218,894	31,836

Total liabilities, mezzanine equity and shareholders’ equity (deficit)	574,277	1,038,205	151,001

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note 2 (e))
Operating expenses:
General and administrative expense	(434)	(158)	(5,807)	(845)

Total operating expenses	(434)	(158)	(5,807)	(845)

Loss from operations	(434)	(158)	(5,807)	(845)
Investment income	—	—	48	7
Other loss, net	—	—	(1)	—
Loss from subsidiaries and VIEs	(88,735)	(242,602)	(482,306)	(70,148)

Loss before provision for income taxes	(89,169)	(242,760)	(488,066)	(70,986)
Provision for income taxes	—	—	—	—

Net loss	(89,169)	(242,760)	(488,066)	(70,986)
Series A Preferred share redemption value accretion	(3,601)	(3,105)	(1,978)	(288)
Series B Preferred share redemption value accretion	(11,548)	(12,565)	(10,140)	(1,475)
Series C Preferred share redemption value accretion	—	(11,147)	(15,899)	(2,312)

Net loss attributable to ordinary shareholders	(104,318)	(269,577)	(516,083)	(75,061)

Net loss	(89,169)	(242,760)	(488,066)	(70,986)
Other comprehensive income/(loss)—Foreign currency translation adjustment, net of nil tax	12,995	(24,982)	16,403	2,386

Comprehensive loss	(76,174)	(267,742)	(471,663)	(68,600)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ (Note2(e))
Cash flows used in operating activities	(171)	(8,616)	(6,722)	(978)
Cash flows used in investing activities	(3,473)	(262,776)	(362,380)	(52,706)
Cash flows provided by financing activities	—	340,394	438,923	63,839
Effect of exchange rate changes on cash	656	(453)	360	53

Net (decrease)/increase in cash and cash equivalents	(2,988)	68,549	70,181	10,208
Cash and cash equivalents, beginning of year	11,371	8,383	76,932	11,189

Cash and cash equivalents, end of year	8,383	76,932	147,113	21,397