Form 20-F
period 2019-12-31
LAIX Inc.
filed 2020-04-16
CIK 1742056

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

Yi Wang, Chief Executive Officer

3/F, Building B, No. 1687 Changyang Road

Yangpu District, Shanghai 200090

People’s Republic of China

Telephone: +86-21-3511-7188

Email: yi.wang@liulishuo.com

(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each American depositary share representing one Class A ordinary share Class A ordinary shares, par value US$0.001 per share*	LAIX	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were 49,256,025 ordinary shares issued and outstanding, par value US$0.001 per share, being the sum of 29,580,351 Class A ordinary shares and 19,675,674 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

				Emerging growth company	☒

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

i

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9618 to US$1.00, the noon buying rate on December 31, 2019, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 10, 2020, the noon buying rate for Renminbi was RMB7.0341 to US$1.00.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

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

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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

Our Selected Consolidated Financial Data

The following selected consolidated comprehensive loss data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018 and 2019 and selected cash flow data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive loss data for the fiscal year ended December 31, 2016, the selected consolidated balance sheet data as of December 31, 2016 and the selected consolidated cash flow data for the year ended December 31, 2016 are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statement of Comprehensive Loss
Net revenues	12,332	165,561	637,224	1,023,213	146,975
Cost of revenues(1)	(27,503)	(57,691)	(174,731)	(273,515)	(39,288)

Gross (loss)/profit	(15,171)	107,870	462,493	749,698	107,687

Operating expenses:
Sales and marketing expenses(1)	(28,534)	(283,055)	(705,414)	(969,401)	(139,246)
Research and development expenses(1)	(30,013)	(53,162)	(155,154)	(213,866)	(30,720)
General and administrative expenses(1)	(8,754)	(19,807)	(65,423)	(153,507)	(22,050)

Total operating expenses	(67,301)	(356,024)	(925,991)	(1,336,774)	(192,016)

Other operating income	—	—	—	2,390	343
Loss from operations	(82,472)	(248,154)	(463,498)	(584,686)	(83,986)

Other (expenses)/income:
Interest income	2,671	934	2,732	11,283	1,621
Foreign exchange related (losses)/gains, net	(9,840)	7,144	(4,156)	(2,533)	(364)
Change in fair value of short-term investment	59	750	—	—	—
Other income, net	413	2,172	1,016	3,055	439

Net loss before tax	(89,169)	(237,154)	(463,906)	(572,881)	(82,290)
Income tax expense	—	(5,606)	(24,160)	(1,900)	(273)

Net loss	(89,169)	(242,760)	(488,066)	(574,781)	(82,563)

Series A preferred share redemption value accretion	(3,601)	(3,105)	(1,978)	—	—
Series B preferred share redemption value accretion	(11,548)	(12,565)	(10,140)	—	—
Series C preferred share redemption value accretion	—	(11,147)	(15,899)	—	—

Net loss attributable to LAIX Inc.’s ordinary shareholders	(104,318)	(269,577)	(516,083)	(574,781)	(82,563)

Foreign currency translation adjustment, net of nil tax	12,995	(24,982)	16,403	13,165	1,891

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Comprehensive loss	(76,174)	(267,742)	(471,663)	(561,616)	(80,672)

Net loss per ordinary share attributable to ordinary shareholders
—Basic and diluted	(5.28)	(13.59)	(19.17)	(11.64)	(1.67)
Weighted average number of ordinary shares used in per share calculation
—Basic and diluted	19,770,990	19,834,535	26,921,735	49,364,429	49,364,429

Note:

(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,257	1,341	667	1,657	238
Sales and marketing expenses	839	2,380	6,637	590	85
Research and development expenses	2,285	3,800	27,114	13,966	2,006
General and administrative expenses	139	997	11,055	10,470	1,504

Total	4,520	8,518	45,473	26,683	3,833

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2016	2017	2018	2019(1)
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet:
Current assets:
Cash, cash equivalents and restricted cash	41,301	416,483	344,722	282,982	40,648
Short-term investments	121,336	35,422	403,107	269,643	38,732
Accounts receivable, net	—	7,236	14,403	7,360	1,057
Prepayments and other current assets	2,959	21,907	109,552	86,787	12,466
Total current assets	165,596	481,048	871,784	646,772	92,903
Total assets	167,214	494,325	950,383	919,177	132,031
Total current liabilities	44,807	288,500	730,457	1,114,417	160,075
Total liabilities	46,307	290,408	731,489	1,243,982	178,686
Total mezzanine equity	286,946	651,904	—	—	—
Total shareholders’ equity (deficits)	(166,039)	(447,987)	218,894	(324,805)	(46,655)

Note:

(1)

Effective from January 1, 2019, we adopted ASC 842, a new accounting standard on the recognition of right-of-use assets and operating lease liabilities issued by FASB in February 2016, and have applied this accounting standard on a modified retrospective basis and have elected not to restate comparative periods. See Note 2(u) to our audited consolidated financial statements included elsewhere in this annual report for further information.

The following table presents our selected consolidated cash flow data for the periods indicated:

	Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(38,591)	(60,120)	(112,942)	(148,164)	(21,284)
Net cash (used in)/provided by investing activities	(121,677)	69,901	(417,716)	100,246	14,401
Net cash provided by/(used in) financing activities	—	377,191	443,978	(16,344)	(2,347)

Net (decrease)/increase in cash and cash equivalents	(160,268)	386,972	(86,680)	(64,262)	(9,230)
Exchange rate effect on cash and cash equivalents	2,312	(11,790)	14,919	2,522	362
Cash, cash equivalents and restricted cash at the beginning of year	199,257	41,301	416,483	344,722	49,516
Cash, cash equivalents and restricted cash at the end of year	41,301	416,483	344,722	282,982	40,648

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have incurred, and in the future may continue to incur, net losses, negative cash flows from operation activities and net current liabilities. If we are not able to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

We have incurred significant losses in the past. We incurred net loss of RMB242.8 million, RMB488.1 million and RMB574.8 million (US$82.6 million) for the year ended December 31, 2017, 2018 and 2019, respectively. Our accumulated deficits amounted to RMB936.9 million and RMB1,511.6 million (US$217.1 million) as of December 31, 2018 and 2019. Net cash used in operating activities were RMB60.1 million, RMB112.9 million and RMB148.2 million (US$21.3 million) for the year ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we had a total shareholders’ deficit of RMB324.8 million (US$46.7 million) and our current liabilities exceeded the current assets by RMB467.6 million (US$67.2 million). We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, such as our research and development expenses, or by reducing our operating expenses as a percentage of our net revenues, especially our sales and marketing expenses. There can be no assurance that we will achieve this goal, and we may continue to incur losses, negative cash flows from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations. If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain additional capital when desired, on favorable terms or at all.”

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

To attract users to our platform and keep our existing users engaged, we must introduce new products and services and upgrade our existing products and services to meet users’ evolving preferences. Users come to our platform aiming to improve their English proficiency, which is a general and broad concept. It is difficult to predict the preferences of a particular user or a specific segment of users. Changes and upgrades to our existing products and services may not be well received by our users, and newly introduced products and services may not achieve success as expected. For example, we launched “Darwin English,” an upgraded version of DongNi English standard courses with substantially similar product features, in August 2019 to strengthen our products and services. In addition, we also launched “Phonics Course” on our “Kids Liulishuo” mobile app to penetrate into K-12 market, aiming to attract new addressable users. Going forward, we may also introduce new products and services in areas beyond English learning, with which we have little or no prior experience. Such efforts may require us to make substantial investment in additional human capital and financial resources. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. If we fail to improve our existing products and services and introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our financial performance and prospects may be adversely affected.

We incur significant expenses on and devote significant resources to generating and acquiring user traffic from third-party channels.

We may not be able to promote awareness of our brand and achieve widespread acceptance of our business model to increase direct access to our platform. Therefore, a significant portion of user traffic to our platform is generated from third-party channels, such as app stores of various major mobile brands as well as social network platforms. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. We incurred branding and marketing expenses of RMB165.1 million in 2017, RMB350.7 million in 2018 and RMB519.7 million (US$74.7 million) in 2019. In particular, increased competition for traffic acquisition led by K-12 players during the summer months (from late May until the end of July) generally drives up the customer acquisition costs, which further affected our user and revenue growth. Our ability to convert user traffic to registered users and retain that user base depends on users’ satisfaction with the quality of our products and services offered on our platform. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.

We rely on Weixin, a third-party social network program, to conduct parts of our courses and deliver a significant portion of our services.

We rely on Weixin, a third-party social network program, to support our AI-powered courses and deliver a significant portion of our communications with users. In particular, our paying users are invited to join Weixin-based study groups conducted by our online study advisors, who then provide more personalized assistance as well as engage in cross-selling efforts on Weixin. If we are not able to conduct the foregoing activities on Weixin or have to incur significant expenses in doing so, we may have to move the functions to our own platform or other third-party platform. We also previously relied on Weixin to acquire user traffic and incentive our users to use our products and services by encouraging our users to post their readings via our LiuLi Reading products in the Moment Sharing function in Weixin. Such attempts generated very good results. However, due to tightened Weixin policy related to its Moment Sharing function, we were prohibited by Weixin from encouraging our users to post such information in their Moments, which adversely affected our LiuLi Reading and DongNi English products. As a result, our efforts of user acquisition and incentive promotion via Weixin were in turn adversely affected, which in turn adversely affected our word-of-mouth user growth. Our results of operations were also adversely affected, especially in the second quarter of 2019, and may continue to have ongoing impact on our results of operations. Even though we have been taking swift actions to offset the revenue impact by adjusting our marketing strategy and actively exploring alternative marketing channels to grow our user community, there can be no assurance that our attempts will be successful. Moreover, such experimental attempts also generated and may continue to generate significant amount of expenses, which may adversely affect our results of operations and financial condition. Furthermore, as Weixin is one of the largest social platforms in China, other platforms that do not have the same level of user base and user engagement may not be as effective as Weixin in performing the foregoing functions. Therefore, any interruption to or discontinuation of our cooperative relationship with the operator of Weixin may severely and negatively impact our ability to deliver our services to users.

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

We generate revenues primarily from our DongNi English course, which is powered by our AI teacher. In supplement to the standard courses, we also provide DongNi Select premium services which involve contract human teachers. In August 2019, we launched “Darwin English,” an updated version of our DongNi English standard course. Moreover, we also generate revenues from LiuLi Reading, a paid course allowing our users to read articles from reputable overseas publishers with learning tips and quizzes. In addition to individual users, we provide enterprise services to corporate customers. We are also exploring the kids’ English learning market and launched a mobile app “Kids Liulishuo,” targeting kids of three to twelve years old. Going forward, we may further expand our offerings to diversify our revenue streams and user base. However, we may not be successful in doing so. For example, not every enterprise has an incentive to acquire training to improve their employees’ English proficiency, and the growth in our corporate clientele may reach a bottleneck. Our test-preparation, DongNi Select premium services or the kids courses may not reach the same level of acceptance as our standard courses. Our new offerings in areas other than English learning may fail to address the demands and preferences of users. If we cannot successfully diversify our revenue streams, our future growth will be hindered.

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

Our in-person services are provided primarily through our online study advisors, or OSAs. Our OSAs manage the Weixin-based study groups, which users of our products and mobile apps can join. Our OSAs help motivate users and monitor their progress, and respond to users’ queries through these study groups. As they are the ones who interact directly with our users, they are critical to the quality of user experience and our reputation. As of December 31, 2019, we had over 1,600 online study advisors and the average number of users managed by each online study advisor was approximately 500 in 2019. With the rapid increase of our user base, we face increasing challenges in managing the capacity of our online study advisors and the quality of their services. We generally seek to hire and train qualified and dedicated personnel who have a strong command of the English language and are capable of delivering innovative and inspiring instructions. We train our online study advisors when they are on board and also provide continued training to ensure that they stay abreast of changes in user demands, user preference and other key matters necessary to provide services effectively. However, we may not be able to recruit, train and retain a sufficient number of them while maintaining consistent service quality. A shortage of qualified online study advisors or a decrease in the quality of their service, whether actual or perceived, or a significant increase in compensation for us to retain those qualified staff, would have a material adverse effect on our business, results of operations and financial condition.

In addition, our DongNi Select premium services include online streaming courses with contract human teachers. We have certain selection criteria for and provide on-board training to those teachers. We have also implemented performance reviews on a regular basis and users rating mechanism to monitor the teaching quality. However, we may not be able to train and effectively manage our premium services teachers, which may result in an unsatisfactory user experience. As a result, the effectiveness of our courses may be impaired and would in turn have a material adverse effect on business, results of operations and financial condition.

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

Regulation on value-added telecommunications services, or VATS, in China is strict and has been developing, while the interpretation and enforcement of relevant laws and regulations has been and continues to be uncertain. Pursuant to the PRC Regulations on Telecommunication, in order to engage in VATS, a service provider must obtain a value-added telecommunications business operating license, or VATS License, from the Ministry of Industry and Information Technology, or the MIIT, or its provincial level counterparts. According to the Administrative Measures on Internet Information Services, an internet information service provider is required to obtain a VATS License with the approved business scope of “internet information service,” or an ICP License. The operation of internet information service absent the ICP License would result in confiscation of illegal revenues generated from the provision of such service as determined by the competent government authority, imposition of fines up to several times such illegal gains, and under serious circumstances, suspension of the illegal operation.

Through one of our variable interest entities, or VIEs, Shanghai Liulishuo Information and Technology Co., Ltd., or Shanghai Liulishuo, we have provided online English learning courses and services through mobile apps since 2013. Prior to the promulgation of the Classified Catalog of Telecommunications Services (2015 Version), effective from March 2016, or the 2016 MIIT Catalog, the scope of VATS was defined in an earlier version of the catalog. Pursuant to that previous version of the catalog, information service, categorized as a type of VATS, was defined as “the voice information services (telephone information services) or online information and data retrieval and other information services directly provided for end users through the fixed networks, mobile networks or internet and other public communications networks by means of information gathering, development, processing and the construction of the information platform.” It was unclear whether information service provided through our mobile apps fell in the scope of VATS. The 2016 MIIT Catalog revised the definition of information service as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Further, MIIT issued a Q&A to clarify certain issues in implementing the 2016 MIIT Catalog, which requires internet information service providers that provide service through mobile apps to obtain an ICP License. However, different local authorities may have different interpretations and implementation in practice.

In order to adapt to the regulatory requirements, we applied and obtained an ICP License through Shanghai Liulishuo in May 2018 from the competent government authority, Shanghai Communications Administration, for our two currently operating mobile apps, namely “English Liulishuo” and “IELTS Liulishuo.” In 2019, we further updated the ICP License to cover our “LiuLi Reading” mobile app, “Darwin English” mobile app, “Kids Liulishuo” mobile app, “Liulishuo” website, and our certain other new initiatives and websites. We may continue to launch new products that require an ICP License. However, we cannot assure you that we will be able to obtain approval from Shanghai Communications Administration for the expansion of license coverage in a timely manner or at all, nor can we assure you that our operations before the ICP License was obtained or the coverage of which was properly expanded will not be regarded by the MIIT or its local counterpart as historical non-compliance, in which case we may be subject to penalties. Our business, financial condition, expected growth and prospects would be materially and adversely affected if we were subject to such penalties.

We may fail to protect our intellectual property rights effectively, or may face intellectual property infringement claims and other claims of third-party rights, which may be expensive to defend and may disrupt our business and operations.

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

We may be subject to legal or administrative proceedings and claims relating to intellectual property rights or other rights of third parties in the future. For example, we submitted application for trademark registration for the logo “ ” we previously used in our daily operation, however, such application in Class 41 (mainly related to education, training and recreational activities), which is the classification for the trademarks in terms of their use, has been rejected due to alleged similarity to existing registered trademarks. We have claimed against the Trademark Bureau for such rejection but failed. Currently, we mainly use a combination of the logo “ ” and Chinese characters of “Liulishuo,” namely “ ” in our daily operation, the trademark registration of which under Class 41 (mainly related to education, training and recreational activities) and Class 9 (mainly related to software and mobile apps) was successfully completed by us in late 2019. Meanwhile, we are still trying to re-submit the application for trademark registration for the logo “ ” If we fail to register any of such logos in use in any trademark classes relevant to our business operations (including Class 41) successfully, third parties would be able to use such logo under unregistered class without our authorization and we may even be subject to claims by third parties for infringement by using such logo.

There may be certain unauthorized third-party content on our platform and our products, services or other aspects of our business may infringe third-party intellectual property rights, portraiture right or other rights without our awareness. To the extent that our employees or consultants use intellectual property owned by others or unauthorized portraits in their work for us, disputes may arise as to the rights in related know-how and inventions, portraits and other proprietary assets. In addition, we previously had an online community open for all users on the English Liulishuo app, namely Liuliba. Although we have removed Liuliba from the English Liulishuo app, content previously posted by our users on such Liuliba platform, may expose us to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. In particular, our users were able to share English learning materials or methods with other users by posting a video, audio clip or other forms of content on Liuliba, which may subject us to claims of infringement of third-party intellectual property rights or other rights contained in the copyrighted video, audio clip or other forms of content. Although we had required our users to post only legally compliant and non-offensive materials, a third party may still find user-generated content used to be posted on our platform infringing intellectual property rights or other rights or offensive and take action against us in connection with such content. Holders of such intellectual property rights or other rights may seek to enforce such rights against us in China, the United States or other jurisdictions for any historical infringement by our users. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

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

We primarily rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our management, employees and others, as well as the contractual arrangements with third-party consultants in connection with product or learning content development, to protect our proprietary rights. See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” However, we cannot assure you that such existing measures are sufficient and effective. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

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

Our platform stores and processes certain personal and other sensitive data provided by our users. Personally identifiable and other confidential information is subject to increased regulations in domestic and international jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any personal information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. The regulatory authorities are strengthening the supervisions on the protection of personal information and other lawful interest of users of mobile apps. For example, the Identification Methods of Illegal Collection and Use of Personal Information Through Apps, jointly promulgated by various governmental authorities, effective from November 28, 2019, specifies activities that can be identified as illegal collection and use of personal information through mobile apps. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection” for more details. We have gone through several inspections of regulatory authorities in our daily operations and satisfied with relevant regulatory requirements after making rectifications as requested by such authorities. As of the date of this annual report, no administrative penalties was imposed on us in this respect so far. We have implemented certain technical measures to address the privacy concerns. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We cannot assure you that our existing measures will be considered sufficient under applicable laws and regulations. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations and financial condition. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

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

In the event of a platform outage and physical data loss, the performance of our platform and services would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform, services and underlying technology infrastructure are critical to our operations and reputation and our ability to retain existing and attract new users. Our servers and backup system are hosted and maintained at cloud servers by a third-party service provider. Our operations depend on the ability of such third-party service provider to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to the facilities of such third-party service provider, we could experience interruptions and delays in our service and may incur losses including additional expense in arranging new facilities.

In 2019, the services provided on our platform were disrupted several times due to network outage attributable to certain third-party service provider, including one incident where our services were interrupted for nearly 12 hours, which caused disruptions to our users’ access to our mobile apps and courses. We cannot assure you that we will be able to always maintain the satisfactory performance, reliability and availability of our platform, services and underlying technology infrastructure in our daily operation. Any interruptions or delays in the availability of our platform or services, whether as a result of third party or our error, natural disasters or security breaches, whether accidental or willful, could harm our reputation and our relationships with users and other customers. Additionally, we do not maintain business interruption insurance or general third-party insurance. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2019 due to material weakness identified. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.” In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019 included in our annual report, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2019. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures; to address complex U.S. GAAP technical accounting issues; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. To remedy our identified material weakness, we have taken action to and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. However, such measures have not been fully implemented in the limited time that elapsed since our initial public offering and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2019. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude that we have effective internal control over financial reporting in accordance with Section 404. Moreover, our internal control over financial reporting may not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

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

We adopted a 2014 Equity Incentive Plan, or the 2014 Plan, and a 2018 Share Incentive Plan, or the 2018 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. For further detailed information, please refer to “Item 6. Compensation—B. Share Incentive Plans.” For the years ended December 31, 2017, 2018 and 2019, we recorded RMB8.5 million, RMB45.5 million and RMB26.7 million (US$3.8 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

If we are not able to control our labor costs in an effective way, our business, results of operations and financial condition may be adversely affected.

Our labor costs are primarily incurred in China. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Shanghai. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs in China, including wages and employee benefits, will continue to grow as our business grows in scale. Significant additional government-imposed increases in the jurisdictions where we have operations may affect our profitability and results of operations, unless we are able to pass on these costs to our users by increasing prices of our programs.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

Our business could be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in China and globally. Recently, there was an outbreak of a novel strain of coronavirus, later named COVID-19, in China, which has spread rapidly to many parts of the world. In response to intensifying efforts to contain the spread of the coronavirus, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals in China who had the COVID-19, asking citizens to remain at home and to avoid gathering in public, and other actions. We adjusted our operations and instructed our employees to all stay at their homes and work from home during the outbreak. However, we have experience and may still experience lower work efficiency and productivity, which may adversely affect our service quality. The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak cannot be reasonably estimated at this time. The extent to which it may affect our results of operations, financial condition and cash flow will depend on the future developments of the outbreak, which are highly uncertain and cannot be predicted. Such uncertainty poses operational challenges to our online course service offerings. Our operations could be disrupted if one of our employees is suspected of having COVID-19, H1N1 flu, avian flu or another epidemic in our offices, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general.

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

Foreign ownership of internet-based businesses, such as internet information services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce which does not apply to us) and major foreign investor must typically have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures (Negative List) for the Access of Foreign Investment promulgated in June 2019, or, prior to the enactment of which, the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended, and other applicable laws and regulations.

We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct operations in China through our VIEs. Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Zhuhai Xinran Consulting and Management Co., Ltd., Ningbo Meishan Bonded Port Zhimei Fifth Equity Investment Partnership (Limited Partnership), Jiwei Enterprise Management and Consulting (Shanghai) Co., Ltd., Mr. Jiong Gu, and two other shareholders hold 37.32%, 10.51%, 6.11%, 11.88%, 11.88%, 10.38%, 5.56% and 6.36% equity interests in Shanghai Liulishuo, respectively. Shanghai Mengfan Cultural Communication Co., Ltd., or Shanghai Mengfan has the same shareholding structure as Shanghai Liulishuo. Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin also collectively hold all equity interests in Shanghai Mengfan Education Training Co., Ltd., or Mengfan Education, a new VIE we established to hold a private school operating permit. We have entered into a series of contractual arrangements with each of our VIEs, their respective shareholders and Yuguan Information Technology (Shanghai) Co., Ltd., which we refer to as Yuguan or our WFOE in this annual report, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC laws. Because of these contractual arrangements, we are deemed the primary beneficiary of our VIEs, and hence consolidate their financial results as our variable interest entities under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company – A. History and Development of the Company.”

In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our WFOE and our VIEs currently does not violate applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, our VIEs and their respective shareholders governed by PRC law currently are valid, binding, and do not violate applicable PRC laws or regulations currently in effect. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, the Foreign Investment Law promulgated by the PRC National People’s Congress in March 2019, which became effective from January 1, 2020, may impact our current variable interest entity structures. See “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” Additionally, in August 2018, the Ministry of Justice of the People’s Republic of China published the Amendment to the Implementation Rules for Private Education Law (Draft for Approval), or the Draft Amendment for Private Education Law, for public review and comments. While there remains substantial uncertainty with respect to the final content, effective date, interpretation and implementation of the Draft Amendment for Private Education Law, if enacted into law, related party transactions to which a private school (including a private training education institution) is a party would be required to be concluded on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students, which could potentially impact our contractual arrangements with our VIEs. Please see “—Risks Relating to Doing Business in China—We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit private training in particular.”

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

We have relied and expect to continue to rely on variable interest entity contractual arrangements to conduct a significant part of our operations in China. We rely on contractual arrangements with Shanghai Liulishuo, Shanghai Mengfan, Mengfan Education and their respective shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that our VIEs and their respective shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over our VIEs.

If our VIEs or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. Significant uncertainties remain regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. Moreover, the shareholders of the VIEs shall pledge all equity interests they hold in the VIEs to our WFOE pursuant to the equity pledge agreements. As of the date of this annual report, we have registered the equity pledges for Shanghai Liulishuo, Shanghai Mengfan and Mengfan Education with the local branch of the State Administration for Market Regulation, or the SAMR, in accordance with PRC laws to perfect their respective equity pledges. If any of the shareholders of our VIEs incur any liabilities, such equity interests they hold in our VIEs may be subject to recourse by their third-party creditors, before equity pledge registration is completed. In such case, our rights under these contractual arrangements will be adversely affected. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

A significant portion of equity interests in our VIEs are held by our founders. They may have potential conflicts of interest with us. These equity interests holders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the equity interests holders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our VIEs and our VIEs’ shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing Yuguan’s taxable income. In addition, if Yuguan requests the shareholders of our VIEs to transfer their equity interests in or the assets of the VIEs at the price prescribed in the contractual agreements, and if such price is deemed below fair market value determined by the tax authority, or if the shareholders of our VIEs pay Yuguan any transfer price or distribution they receive in respect of the equity interests they hold in our VIEs according to the contractual arrangements, Yuguan may be subject to PRC income tax liabilities for such transactions. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The “variable interest entity” structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” The Ministry of Commerce of the People’s Republic of China published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 FIL, which became effective from January 1, 2020 and replaced the major existing laws and regulations governing foreign investment in China. Pursuant to the 2019 FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in China, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within China, (iii) foreign investors investing in new projects in China solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although the 2019 FIL does not introduce the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor does it provide the “variable interest entity” structure as a method of foreign investment, as the 2019 FIL is relatively new and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 FIL, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition.

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

Our key English learning products are featured by AI teachers and as part of the components of our courses, we offer short English audio clips on our mobile apps for users to listen and repeat, and then user-recorded audios will be automatically generated, which can be repeatedly played by the users. In our DongNi Select premium services, which are supplemental to our standard courses, we deliver our courses in online streaming format where the foreign teachers are able to provide live courses to a limited number of specific users. The live audio/video data are transmitted through our mobile apps between the specific recipients instantly without any further redaction. We believe the AI-powered courseware we offer and the live courses we transmit distinguish us from general providers of internet audio-visual program services. However, we cannot assure you that the competent PRC government authorities will not take a view contrary to our opinion.

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

The principal regulations governing private education in China primarily consist of the PRC Education Law, the Law for Promoting Private Education, or Private Education Law, the Implementation Rules for Private Education Law and the Implementation Rules on the Supervision and Administration of For-profit Private Schools, or the Implementation Rules, as amended from time to time. These PRC laws and regulations on private education generally apply to the establishment and operation of all private schools, including schools and other education institutions, and provide that, among others, (i) the establishment of a for-profit private school shall be approved by the education authorities or the authorities in charge of labor and social welfare, (ii) such for-profit private schools should be registered with the competent branch of the SAMR, and (iii) a duly approved private school will be granted a private school operating permit. The Implementation Rules further provide that the provisions contained therein should be applicable to “for-profit private training institutions” in an analogous manner. Shanghai, has accordingly promulgated specific local regulations to clarify the requirements and procedures for establishing and operating private schools in December 2017, however, it expressly provided that management measures and regulations applicable to private training institutions that only provide online courses would be promulgated separately. On February 24, 2020, Shanghai Municipal Education Commission, together with six other Shanghai authorities, promulgated the Rules of Shanghai for Filings of Extracurricular Online Training, which became effective on April 1, 2020. Such rules are the implementation rules in Shanghai following the promulgation of the Implementation Opinions on the Regulation of Extracurricular Online Training by the Ministry of Education, or the MOE, and other five national authorities, which aim at regulating the school-curriculum-related online training provided to K-12 students and require the online training institution providing the school-curriculum-related training service to make filing through the management platform of Shanghai training institutions, in respect to the training class content, training class schedule, recruitment target operational management and information management in such online training institution. As of the date of this annual report, no other explicit local rules or guideline on regulation of online private training institutions have been promulgated in Shanghai, where our operating entity of our online platform and our VIE, Shanghai Liulishuo, was incorporated.

We operate online platform that provides online training programs through the internet, and our PRC subsidiaries and our operating entity of our online platform are registered with local counterparts of the SAMR as for-profit enterprises. As there lacks clear and consistent statutory interpretation regarding the implementation of the above laws and regulations, it is unclear how these regulatory requirements shall be applied to us. During our previous consultation with relevant governmental authorities, we were informed that we are not required to obtain a private school operating permit or other approval from education authorities or the authorities in charge of labor and social welfare for our operation of online education platform. However, we cannot assure you that the government authorities will not take a different view in the future. We may be required to obtain the above-mentioned, or any other approvals, licenses, permits, or otherwise comply with additional regulatory requirements in the future, due to clarification or change in interpretation or implementation of laws and regulations in education industry, or promulgation of new regulations or guidelines regulating online education institutions.

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

In August 2018, the State Council issued its new Opinion on the Regulation of the Development of Extracurricular Training Institutions, or the New Opinion, which primarily regulates extracurricular training institutions targeting K-12 students. The New Opinion provides certain detailed requirements for extracurricular training institutions, including, among others, requirements for licenses and permits, training premises, safety conditions and fee collection, as well as for teaching staff and curriculum content. On December 28, 2018, nine PRC governmental authorities, including the MOE, jointly promulgated the Notice on Measures for Alleviating the Burdens on K-12 students, which reiterates the above requirements. For more information, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Private Education—The Law for Promoting Private Education and its Implementing Rules.” The New Opinion generally does not explicitly distinguish between online training institutions and offline training institutions. During previous consultations with relevant local governmental authorities, we were informed that the New Opinion only applies to offline training institutions, and so does not apply to us. However, we cannot assure you that the relevant government authorities will not take a different view in the future. In October 2018, the MOE launched a special supervision campaign on extracurricular training institutions and required the local competent authorities to investigate the training institutions within their jurisdictions and requested such institutions to rectify any non-compliant activities. We have not been subject to any investigation or received inquiries by any authority during such special supervision campaign. However, we cannot assure you that our operations will not be subject to any governmental inspections, investigations or inquiries in the future.

On August 10, 2019, the MOE, together with other seven PRC authorities, jointly promulgated the Opinions on the Guidance and Regulation of Healthy and Orderly Development of Education Mobile Internet Applications, or the Education APP Opinions. The Education APP Opinions provide that all the companies providing the education mobile internet applications shall make filing with the competent education authority at provincial level and register their basic corporate information and details of education mobile internet applications. On November 11, 2019, the MOE promulgated the Administrative Measures on the Filing of Education Mobile Internet Applications, which further elaborated the provisions of the filing requirements and procedures. For more information, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Online and Distance Education.”

In addition, on November 20, 2018, the MOE, the SAMR (formerly known as State Administration for Industry and Commerce), and the Ministry of Emergency Management of China, jointly promulgated the Notice on Several Work Mechanisms for Strengthening Special Administration and Rectification of Extracurricular Training Institutions, or the New Notice. The New Notice provides certain requirements relating to the online training services, which mainly include that: (i) the competent authorities shall strengthen the supervision on the online training institution targeting on K-12 students in accordance with the policies and requirements applied to the offline training institutions; (ii) the online training institution providing the school-curriculum-related training service is required to make filing with the competent authorities in respect to the name of the curriculum-related training class, training class content, recruitment target, training class schedule and training time; and (iii) name, photos, class and qualification number of teachers in such online training institution providing the school-curriculum-related training service shall be disclosed on its website. On July 12, 2019, the MOE, together with other five PRC authorities, jointly promulgated the Implementation Opinions on the Regulation of Extracurricular Online Training, which reiterates the filing requirement of extracurricular online training institution. For more information, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Online and Distance Education.” We, as an online training company mainly providing English learning training service, may be subject to the regulations provided by the New Notice and the Implementation Opinions on the Regulation of Extracurricular Online Training and thus be required to satisfy the filing, disclosure and other requirements thereunder. To minimize the risk of non-compliance, we submitted filing application with the local governmental authorities in November, 2019. However, we cannot assure you that our filing application would be approved by the authorities in time or at all.

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

A number of PRC regulatory authorities, such as the SAMR, the CAC, the MIIT, the SAPPRFT, the Ministry of Civil Affairs, and the Ministry of Human Resources and Social Welfare, oversee different aspects of our business operations, and we are required to obtain a wide range of licenses, approvals, permits, registrations and filings required for conducting our business in China, which we cannot assure you that we have obtained all of them or will continue to maintain or renew all of them.

We may be deemed as providing certain restricted services or conduct certain restricted activities and thus be subject to certain licenses, approvals, permits, registrations, filings, reporting and other requirements due to lack official interpretations on certain terms under internet related PRC regulations and laws. For example, certain content posted on our mobile apps, including our course materials, may be deemed as “internet cultural products,” and our use of those contents may be regarded as “internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision of those contents through our mobile apps. Also, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, through our mobile apps, may be regarded as “online publishing service” and therefore we may be required to obtain an Online Publishing License. In addition, we deliver certain courses in live-streaming format on our mobile apps which the relevant authorities may regard us as a live-streaming platform and may thus subject us to the requirement of making necessary filings as a live-streaming platform. Besides, some of our mobile apps provide a recharge function for users to purchase our virtual items or gift card which can be used to purchase our course packages, and thus we may be deemed as an issuer of “single-purpose commercial prepaid card,” and be required to connect our business process management system with Shanghai Single Purpose Prepaid Consuming Card Coordinated Supervision and Service Platform to report relevant information. We currently have not obtained any of the above licenses or made any such filings or reporting. Under current PRC laws and regulations, an information service provider that reposts news for internet publication shall first obtain license from CAC or its local counterpart. Certain learning materials we provide on our platform are from foreign media. Due to the ambiguity of the definition of “news” under the current PRC laws and regulations, we cannot assure you that our provision of such materials will not be deemed by the relevant PRC government authorities as reposting “news” without proper license, which will subject us to various penalties, including fines and suspension of such provision. Although we do not think we are subject to any of these licenses or filing requirements, and as of the date of this annual report, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the licenses, approvals, permits, registrations, filings and reporting, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations, filings and fulfill reporting obligations in the future. If we fail to do so, we may be subject to various penalties, such as confiscation of illegal revenues, fines and discontinuation or restriction of business operations, which may materially and adversely affect our business, financial condition and results of operations.

In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings, or fulfill reporting obligations necessary for our business expansion from time to time. If we fail to do so, our business, financial conditions and operational results may be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Dividend Distribution,” “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Taxation” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with our VIEs in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Relating to Our Corporate Structure—Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. A significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering to fund our PRC entities by making additional capital contributions to our PRC subsidiaries or providing loans to our PRC subsidiaries and VIEs, subject to applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and VIEs is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) 2.5 times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund our VIEs through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of calculation. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impact on our ability to fund our PRC entities. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulations on Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulations on Foreign Debt.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, to fund our existing VIEs or to establish and fund new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or our VIEs, or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals or we are found to be in violation of any applicable laws with respect to foreign currency exchange, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected and we may be subject to penalties, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulation on Foreign Currency Exchange.”

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules. Under the Stock Option Rules, directors, supervisors, management members and other employees of PRC companies participating in any stock incentive plan of an overseas publicly listed company who are domestic individuals as defined therein are required to register and make regular periodic filings with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Subsequent to the completion of our initial public offering, our company became an overseas listed company, we and our directors, supervisors, management members and other employees who are domestic individuals as defined under the Stock Option Rules and who have been granted options are subject to such requirements under the Stock Option Rules. We are making efforts to assist our share incentive plans participants to complete the registration and to comply with these requirements. However, there can be no assurance that they can successfully register with SAFE in full compliance with the rules. Failure to complete the SAFE registrations or failure to comply with other requirements under the Stock Option Rules may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us or our ability to conduct other foreign exchange transactions. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangements with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, which became effective in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We and our shareholders face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises, assets attributed to a PRC establishment of a non-PRC company or immovable properties located in China owned by non-PRC companies.

In February 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698. In October, 2017, the State Administration of Taxation issued the Announcement on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or SAT Bulletin 37. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-PRC resident enterprise income tax and replaced SAT Circular 698. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from the indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises. Gains derived from the transfer of PRC taxable assets by a direct holder that is a non-PRC resident enterprise is subject to PRC enterprise income taxes. When determining whether an arrangement has a “reasonable commercial purpose,” the following factors are considered: whether the value of the equity interests of the relevant offshore enterprise is mainly derived from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China; whether the income of the relevant offshore enterprise is mainly generated from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature as evidenced by actual function and risk exposure; for how long the existing business model and organizational structure of the relevant offshore enterprise has existed; the replicability of the arrangement by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. Gains derived from an indirect offshore transfer of assets of a PRC establishment or place of business are to be included in the enterprise income tax filing of the PRC establishment or place of business, and are subject to a PRC enterprise income tax rate of 25%. In case of a transfer of immovable properties located in China or of equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax rate of 10% applies, subject to available preferential tax treatment under applicable tax treaties or similar arrangements. The party who is obligated to pay for the transfer has the withholding obligation with respect to the transfer. Where the payor fails to withhold sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Failure to withhold applicable tax will also subject the transferee to penalties under PRC tax laws. SAT Bulletin 7 does not apply to sales of shares by investors through a public stock exchange if the shares were acquired by the investors through a public stock exchange.

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

Changes in accounting standards may affect our results of our operations.

We are required to adopt new accounting standards under FASB from time to time. Certain new accounting standards may impose significant different accounting treatments on certain line items on our consolidated financial statements, which could result in unexpected changes to our results of operation. For example, in February 2016, the FASB issued ASU No. 2016-02, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. We have adopted this new guidance for the year ended December 31, 2019. The standard had a material impact on our consolidated balance sheets, but did not have a material impact on our consolidated statements of income or statements of cash flows. The most significant impact was the recognition of RMB159.7 million (US$22.9 million) on our asses as operating lease right-of-use-assets and RMB159.7 million (US$22.9 million) on our liabilities as operating lease liabilities, respectively. Other than disclosed, we do not expect the new standard to have a material impact on our remaining consolidated financial statements.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issues the audit report included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to the laws of the United States, pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable laws of the United States and professional standards. Our auditor is located in and organized under the laws of China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor are not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and China, respectively. PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in China of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors and potential investors may lose confidence in our reported financial information and audit procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the U.S.

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

In December 2012, the SEC instituted administrative proceedings against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. Thereafter, the accounting firms filed a petition for review of the initial decision, prompting the SEC Commissioners to review the initial decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

On February 6, 2015, the four PRC-based accounting firms (including our independent registered public accounting firm) each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. We cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions.

In the event the “big four” PRC-based accounting firms become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, companies listed in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based companies listed in the United States and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, whether temporarily or otherwise, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risks Relating to Our ADSs

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

During the year ended December 31, 2019, the trading price of our ADSs has ranged from US$2.01 to US$14.10 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not a founder or an affiliate of founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not a founder or an affiliate of founder, such Class B ordinary share shall be automatically and immediately converted into the same number of Class A ordinary share.

Our founders, Dr. Yi Wang, Mr. Zheren Hu, and Dr. Hui Lin, beneficially own all of our outstanding Class B ordinary shares. As of March 31, 2020, Dr. Yi Wang, Mr. Zheren Hu, and Dr. Hui Lin beneficially owned approximately 51.9%, 22.1%, and 12.9% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary share as a result of their becoming entitled to high votes on each Class B ordinary share.

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

A non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Based on our current and expected income and assets (taking into account our current market capitalization), we do not believe that we were a PFIC for our taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile).

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our fifth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the holders of Class B ordinary shares. In addition, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For example, we currently follow our home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members.

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

We have incurred and may continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

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

As a result of becoming a public company, we increased the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs you hold in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by the ADSs you hold in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our underlying Class A ordinary shares represented by your ADSs at shareholders’ meetings unless:

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

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our underlying Class A ordinary shares represented by your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

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

In August 2013, we incorporated LingoChamp Inc. (currently known as LAIX Inc.) under the laws of the Cayman Islands as our offshore holding company. In the same month, LingoChamp Inc. established a wholly-owned Hong Kong subsidiary, LingoChamp (HK) Limited, or LingoChamp HK. In November 2013, LingoChamp HK established a wholly-owned PRC subsidiary, Yuguan Information Technology (Shanghai) Co., Ltd. In October 2015, LingoChamp HK also established a wholly-owned PRC subsidiary, Yuling Cultural Communication (Shanghai) Co., Ltd., or Yuling. In August 2018, we renamed our company as LAIX Inc., which stands for “life empowered by AI to reach infinite possibilities.” In February 2019, LingoChamp HK established a wholly-owned subsidiary, Shenzhen Yuguan Information and Technology Co., Ltd., or Shenzhen Yuguan.

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, we conduct such business in China through a variable interest entity structure. We currently conduct substantially all of our operations in China through Shanghai Liulishuo. We intend to further expand operations in China through Shanghai Mengfan and Mengfan Education and have established variable interest entity contractual arrangements with Shanghai Mengfan and Mengfan Education, respectively. We collectively refer to Shanghai Liulishuo, Shanghai Mengfan and Mengfan Education as our VIEs in this annual report. Shanghai Liulishuo was established in 2013 when we commenced our operations. Shanghai Mengfan was established in December 2014. Mengfan Education was established in April 2019 to hold our private school operating permit. Our WFOE has entered into variable interest entity contractual arrangements with each of our VIEs and their respective shareholders. For more details, please see “—C. Organizational Structure—Contractual Arrangements with our VIEs and Their Respective Shareholders.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of our VIEs. We treat them and their subsidiaries as our variable interest entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. In January 2019, Shanghai Liulishuo incorporated a wholly-owned PRC subsidiary, Wuhan Liulishuo Information and Technology Co., Ltd., or Wuhan Liulishuo. In October 2019, Shanghai Liulishuo incorporated a joint venture with a third party in Beijing, namely, Kailangzhixue Education Technology (Beijing) Co., Ltd., or Kailangzhixue, for our business operations.

In February 2020, we wound up Jiangsu Liulishuo Education Technology Co., Ltd., or Jiangsu Liulishuo, which was incorporated in January 2018 but did not have any business operation or financial contribution, and terminated the contractual arrangements among Yuguan, Jiangsu Liulishuo and its shareholders.

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

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.

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

We have developed a large and continuously growing user base. As of December 31, 2019, we had 161.6 million cumulative registered users in China and globally. The number of our average monthly active users increased from 4.4 million in 2017 to 8.2 million in 2018, and further increased to 10.0 million in 2019. Our freemium model allows us to attract users with free services and convert them into paying users. We began monetization in 2016. The number of paying users who purchased courses and services on our platform increased rapidly from approximately 815,700 in 2017 to approximately 2.5 million in 2018, and further increased to approximately 3.0 million in 2019. For information on our financial performance, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results.”

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

On our flagship app, “English Liulishuo” ( ), users can take paid courses as well as free lessons in various forms featuring a broad range of topics and culture themes. Our paid DongNi English ( ) course is personalized based on learners’ English proficiency levels and focused on systemically improving their general English proficiency. As a supplement to the standard DongNi English course, we provide DongNi Select premium services that provides online streaming courses with human English teachers. Users can also access a separate, paid course focused on improving English pronunciation, namely Authentic Pronunciation ( ). Further, we launched enterprise learning services for corporate customers in 2017. As of December 31, 2019, we had 161.6 million cumulative registered users, as well as more than 500 corporate customers.

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

•

Evaluation. Our AI teacher evaluates users’ English speech through our proprietary multi-dimension, multi-granularity speech evaluation engine. By leveraging our proprietary neuro-linguistic programming capabilities, or NLP capabilities, it can evaluate users’ speech based on several criteria, including pronunciation, vocabulary, grammar, fluency and coherence.

•

Feedback. Based on the above evaluation, our AI teacher provides various forms of real-time personalized feedback to users through an intuitive user-friendly interface. It also identifies errors and provides suggestions to users on how to improve their spoken English.

We have a massive database of English spoken by Chinese, covering a broad range of geographic distribution and proficiency levels. As of December 31, 2019, we had recorded approximately 3.2 billion minutes of conversation and 43.3 billion sentences. Our AI teacher continuously reinforces and enhances itself by leveraging this large and growing amount of data.

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

DongNi English. Users wishing to systematically improve their English proficiency can take DongNi English, including the AI-powered standard course and the supplemental DongNi Select premium services that provide online streaming courses with human English teachers.

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

For users who would like to have more human touch in their learning experience, we also offer DongNi Select premium services to supplement the standard DongNi English course to meet these users’ needs. Users of our DongNi Select premium services have online streaming courses with contract human teachers. We connect users with native speaking teachers experienced in teaching non-native speakers and improving their spoken and overall English proficiency. We have a rigorous screening and training process for contract human teachers, and accept the top 5% of the applicants to teach in our DongNi Select premium services.

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

LiuLi Reading

In 2018, we launched a paid course called “LiuLi Reading,” which was previously offered in the “English Liulishuo” app. In November 2018, we launched a standalone “LiuLi Reading” mobile app with substantially the same functions and features. LiuLi Reading is designed to allow our users to read articles from reputable overseas publishers, supplemented by detailed learning tips and quizzes.

Our New Initiatives

Darwin English

“Darwin English” is an upgraded version of DongNi English standard courses with substantially similar product features that we launched in August 2019. Equipped with an enhanced adaptive learning engine, Darwin English, as compared to DongNi English standard course, is able to provide more intelligent and customized learning experience and further supplement the DongNi English product line.

Kids Liulishuo

“Kids Liulishuo” is a mobile app we launched in December 2018, targeting kids of three to twelve years old. Phonics Course, the online course offered on Kids Liulishuo, is designed to incorporate the features from the free courses of our “English Liulishuo” and our “Authentic Pronunciation” in order to enhance the reading, hearing and speaking abilities of the kids. The course aims to increase interactions with our kids users and cultivate interests in English language study.

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

Our Users

As of December 31, 2019, we had 161.6 million cumulative registered users. The number of our average MAUs grew from 4.4 million in 2017 to 8.2 million in 2018, and further grew to 10.0 million in 2019. We began monetization in 2016. The number of paying users who purchased courses and services on our platform increased rapidly from approximately 815,700 in 2017 to approximately 2.5 million in 2018, and further increased to approximately 3.0 million in 2019.

Based on information provided by our active users in 2019, approximately 21.5% of our users are college students, 34.0% are students in K-12 education, and another 40.3% are employed or working as freelancers. Females comprise the majority of our user base. More than 97.9% of our users are located in China, and the remainder are located in foreign countries.

As of December 31, 2019, we had more than 500 corporate customers, including leading Chinese and global companies.

Our Learning Community

OSAs and Study Groups

Our OSAs are full-time employees who are typically college graduates with good command of English and good communication skills. They play an important role in our sales and marketing efforts by making personalized recommendations to users on extending their courses or purchasing additional products and services from us. We had over 1,600 OSAs as of December 31, 2019.

Our OSAs also manage our Weixin-based study groups, which users of our products and mobile apps can join. They help motivate users and monitor their progress, and respond to users’ queries through the study groups they manage. Users can also interact with one another in these Weixin-based groups. As of December 31, 2019, we had over 648,000 users in our over 6,400 Weixin groups.

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

The following table sets forth the fee scales of paid courses and services on our mobile apps. We also selectively offer performance-based or behavior-based refunds to motivate our users. For example, users who have purchased 6-month access can get a refund by reaching a certain level within six months. Users who take our courses for a certain number of consecutive days can also get a refund. We also offer promotional activities for corporate customers purchasing DongNi English for their employees at a discounted price.

	DongNi English (standard subscription)	DongNi Select (premium services)	Authentic Pronunciation	Darwin English (standard subscription)	LiuLi Reading	Phonics Course
Fee Scale	• RMB99 for 30-day access • RMB499 for 180-day access • up to RMB998 for 12-month access	• RMB2,999 for 12-month process	• RMB1,688 for 180-day access • up to RMB2,188 for 12-month process	• RMB698 for 180-day access • up to RMB1,298 for 12-month process	• RMB199 for 100-day access • RMB388 for 180-day access • RMB499 for 12-month process	• RMB798 for 12-month access

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

As of December 31, 2019, we had a dedicated content development team of 278 employees, In addition to the content we developed in-house, we also license quality content with reputable third-party content providers.

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

Our AI Lab

Led by our Chief Scientist and former Research Scientist at Google, Dr. Hui Lin, our AI lab, which is based in China, consists of members with work experience at leading AI research institutions. As of the date of this annual report, our AI lab has 55 scientists with expertise in voice recognition, NLP, deep learning, linguistics, neuroscience and other fields. In 2019, our AI lab was awarded as Shanghai Key Laboratory of Artificial Intelligence in Learning and Cognitive Science.

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

Intellectual Property

We seek to protect our technology, including our proprietary AI technology and technology infrastructure, through a combination of copyrights, patents, trademarks, trade secrets and confidentiality agreements. As of March 31, 2020, we have registered approximately 90 software copyrights, over 200 written work copyrights, over 80 patents and over 800 trademarks in China. We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigations against us, alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may face intellectual property infringement claims and other claims of third-party rights, which may be expensive to defend and may disrupt our business and operations.” In addition, we have entered into intellectual property licensing agreements with third-party content providers, including royalty agreements with Lance Knowles pursuant to which we have obtained rights to publish certain content developed by Lance Knowles through our mobile apps.

Branding, Marketing and Sales

We position ourselves as a leading AI company in China that creates and delivers products and services to popularize English learning. We have relied on and will continue word-of-mouth promotions, and we believe that the improvements in our services and user experience will result in a better brand image as an effective and efficient English learning platform, which will allow us to attract and retain more users. We were named on the list of “The 100 Most Promising Private AI Companies in the World” for 2018 by CB Insights, one of the seven companies from China and one of the only two education companies globally. We were also named on the list of “50 Most Innovative Companies” for 2018 by Forbes China. Since January 2017, “English Liulishuo” has consistently ranked among the top education apps in the Apple app store and the major Android app stores. In 2019, we were named on the “Technology Companies of the Year” by T-EDGE, one of China’s most influential technology conferences. Our Authentic Pronunciation course was named on the list of “Top 30 AI Cases in 2019” by CSDN, one of China’s largest internet forums on technology.

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

Smart Cloud Classroom

In June 2016, we provided a series of AI English courses for free to a welfare school in a remote rural area in northwest China that provides free education to orphans. After one year of study, the average score of students’ High School Entrance Examination on English subject has significantly improved. 27% of the students improved one level on our “English Liulishuo” app. In 2017, 2018, and 2019, we continued the Smart Cloud Classroom project across the country, supporting more than 14,000 students in 109 schools as of the date of this annual report.

Rural Teachers Support Plan

We have provided online AI English courses to rural teachers for free to help them improve their teaching skills. In July 2017, the first recruited group of nearly 100 village teachers started their studies. The Rural Teachers Support Plan has provided online AI English courses to over 5,100 rural teachers as of the date of this annual report. In addition to the AI English courses, we also invited teaching experts to give rural teachers offline training sessions.

AI Empowering Program

Cooperating with nonprofit organizations, we started our AI Empowering Program to provide free English courses to college students in need in 2018. As of the date of this annual report, the program has provided courses to over 3,200 students from about 600 universities across China.

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

Regulation Related to Online Services

Regulation Related to Foreign Investment Restrictions

Investments in China by foreign investors and foreign-invested enterprises were previously regulated by the Catalogue of Industries for Guiding Foreign Investment, repealed by the Special Management Measures (Negative List) for the Access of Foreign Investment (2019 Version), or the Negative List, and the Catalogue of Industries for Encouraging Foreign Investment (2019 Version), or the Encouraging Catalogue, which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on June 30, 2019 and became effective on July 30, 2019. Pursuant to the Encouraging Catalogue and the Negative List, foreign investments are categorized as encouraged, restricted and prohibited. Foreign investments that are not listed in the Negative list or Encouraging Catalogue are permitted categories. According to the Negative List, foreign investors are prohibited from holding more than 50% of equity interests in an enterprise which provides value-added telecommunications services (except for e-commerce business, domestic multi-party communications services, store and forward services and call center services).

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002 and last amended on February 6, 2016, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interests in a foreign-invested enterprise that provides value-added telecommunications services. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a positive track record and experience in providing such services.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits. Due to the lack of any additional interpretation from the regulatory authorities, it remains unclear what impact MIIT Circular 2006 will have on us or the other PRC internet companies with similar corporate structures and contractual arrangements.

In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through our VIE, Shanghai Liulishuo.

Regulation related to Foreign Investment

On March 15, 2019, the PRC National People’s Congress, or the NPC, approved the Foreign Investment Law, which took effect on January 1, 2020 and replaces three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

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

The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

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

On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, or the New Implementation Regulations, which came into effect on January 1, 2020. The New Implementation Regulations require that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation, and provide more detailed measures to strengthen the protection, promotion and administration of foreign investments in China. Pursuant to the New Implementation Regulations, the Ministry of Commerce and NDRC shall jointly promulgate the negative list. The latest Negative List was promulgated by MOFCOM and NDRC jointly on June 30, 2019; however, it is unclear whether the Ministry of Commerce and NDRC will publish a new negative list which differs from the 2019 Negative List after the Foreign Investment Law and New Implementation Regulations became effective. In addition, the New Implementation Regulations provide that existing foreign-invested enterprises may adjust their organizational forms and institutions pursuant to PRC Company Law or PRC Partnership Law and amend their registrations accordingly within five years after the effectiveness of the Foreign Investment Law. If the existing foreign-invested enterprises fail to change their original organizational forms and institutions as of January 1, 2025, the competent market regulation departments will not process other registration matters for these enterprises, and may disclose relevant corporate information to the public.

On December 30, 2019, the Ministry of Commerce and the SAMR (formerly known as State Administration for Market Regulation) jointly promulgated the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Reporting Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. The Foreign Investment Reporting Measures establish an online reporting system for foreign investment instead of the previous requirement of the Ministry of Commerce filing and/or approval procedures. Pursuant to the Foreign Investment Reporting Measures, for foreign investors carrying out investment activities directly or indirectly within the mainland China, foreign investors or foreign-invested enterprises shall submit investment information for establishments, modifications and dissolution and annual reports of the foreign-invested enterprises on the online system.

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

According to the Classified Catalog of Telecommunications Services (2003 Version), information service, categorized as a type of VATS, was defined as “the voice information services (telephone information services) or online information and data retrieval and other information services directly provided for end users through the fixed networks, mobile networks or internet and other public communications networks by means of information gathering, development, processing and the construction of the information platform.” The 2016 MIIT Catalog, effective from March 2016 and most recently amended on June 6, 2019, continued to classify information service as a category of VATS, and revised the definition of information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services by the 2016 MIIT Catalog. The Administrative Measures on Internet Information Services, or ICP Measures, promulgated by the PRC State Council on September 25, 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain an ICP License from the relevant government authorities before providing any commercial internet information services within China. When the internet information services involve areas of news, publication, education, medical treatment, health, pharmaceuticals and medical equipment, and if required by law or relevant regulations, specific approval from the respective regulatory authorities must be obtained prior to the application for an ICP License from the MIIT or its provincial level counterpart. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refers to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

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

To further regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of China, the SAPPRFT and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, on December 20, 2007, which came into effect on January 31, 2008 and was last amended on August 28, 2015. Under the Audio-Visual Program Provisions, “internet audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of internet audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of internet audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT. On April 8, 2008, SAPPRFT issued a Notice on Relevant Issues Concerning Application and Approval of License for the Online Transmission of Audio-Visual Programs, as amended on August 28, 2015, which sets out detailed provisions concerning the application and approval process regarding the License for Online Transmission of Audio-Visual Programs. According to the above regulations, providers of internet audio-visual program services that engaged in such services prior to the promulgation of the Audio-Visual Program Provisions are eligible to apply for the license so long as those providers did not violate the relevant laws and regulations in the past or their violation of the laws and regulations is minor in scope and can be rectified in a timely manner and they have no records of violation during the last three months prior to the promulgation of the Audio-Visual Program Provisions. Further, on March 31, 2009, SAPPRFT promulgated the Notice on Strengthening the Administration of the Content of Internet Audio-Visual Programs, which reiterates the pre-approval requirements for the audio-visual programs transmitted via the internet, including through mobile networks, where applicable, and prohibits certain types of internet audio-visual programs containing violence, pornography, gambling, terrorism, superstition or other similarly prohibited elements.

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

Pursuant to the Provisions on Online Protection of Children’s Personal Information issued by the CAC on August 22, 2019, effective from October 1, 2019, network operators, who collect, store, use, transfer and disclose personal information of children under the age of 14, or the Children, via the internet shall establish special rules and user agreements, designate specific personnel to take charge of the protection of Children’s personal information, inform the Children’s guardians in a noticeable and clear manner, and obtain the consent of the Children’s guardians. When obtaining the consent of the Children’s guardians, network operators shall explicitly inform several matters, including but not limited to the purposes, methods and scope of collection, storage, use, transfer and disclosure of the personal information of Children, and methods for correcting and deleting Children’s personal information. The Provisions on Online Protection of Children’s Personal Information also requires that the network operators shall comply with certain regulatory requirements, including without limitation, that network operators shall collect Children’s personal information that is only related to the services they provide, and shall adopt and strictly implement minimal authorization principal with respect to their staff’s access authority to the Children’s personal information.

In addition, the Identification Method of Illegal Collection and Use of Personal Information Through Apps jointly promulgated by the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR in November 2019 provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. The Identification Method of Illegal Collection and Use of Personal Information Through Apps lists six types of acts conducted by app operators through app which may be identified as illegal, including, (i) failure to make public the rules of collection and use of personal information, (ii) failure to explicitly inform the purposes, methods and scope of collection and use of personal information; (iii) failure to obtain users’ consent to collect and use their personal information; (iv) collection of personal information which is irrelevant to the services the app provides against the principle of necessity; (v) failure to obtain users’ prior consent before providing users’ personal information to the third parties; and (vi) failure to provide the function of deleting or correcting personal information in accordance with the laws and regulations, or failure to publish information such as ways for complaint and whistle-blowing.

Regulation Related to Private Education

The laws and regulations governing foreign investments in private education institutions in China are complex and have been developing. Pursuant to the Catalog, which is the principal regulation governing foreign investment activities in China, foreign investments in pre-school education institutions, ordinary senior high schools and institutions of higher education fall within the foreign restricted category (limited to the form of sino-foreign cooperative joint ventures), and foreign investments in compulsory education institutions are prohibited. The Catalog does not provide specific restrictions on foreign investments in institutions like us that provide English learning products and services to the public. Besides, pursuant to the PRC Regulations on Sino-foreign Cooperative Education (2019 Revision) and other education-related laws and regulations in China, foreign education institutions and other foreign organizations or individuals may not by themselves alone establish schools or other education institutions within China which mainly enroll Chinese citizens, and sino-foreign cooperative education institutions shall have corresponding qualifications and relatively high education quality.

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

On December 30, 2016, the MOE, the SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools. Pursuant such rules, the establishment, division, merger and other material changes of a for-profit private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC. In addition, it also provides that for-profit private training institutes shall be analogically governed by these Implementation Rules on the Supervision and Administration of For-profit Private Schools.

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

In August 2018, the State Council issued the New Opinion, which primarily regulates extracurricular training institutions targeting K-12 students. The New Opinion reiterates prior guidance that extracurricular training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements; for example, extracurricular training institutions are required to (i) have a fixed training premise that conforms to specified safety criteria, with an average area per student of no less than 3 square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire any teachers who are working concurrently in primary or secondary schools. Extracurricular training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities associated with student admission. The training content of extracurricular training institutions is not to exceed the corresponding national curricular standards and training progress is not to be more accelerated than the corresponding progress of local schools. According to the New Opinion, extracurricular training institutions are also required to disclose relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 20:30 each day. Tuition can only be collected for courses in three months or a shorter installment. Additionally, the New Opinion requests that competent local authorities formulate relevant local standards for extracurricular training institutions within their administrative area. On December 28, 2018, nine PRC governmental authorities, including the MOE, jointly promulgated the Notice on Measures for Alleviating the Burdens on K-12 students, which reiterates the above requirements.

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

On February 3, 2016, the State Council promulgated the Decision on canceling the Second Batch of 152 Items Subject to Administrative Examination and Approval by Local Governments Designated by the Central Government, further explicitly withdrew the approval requirements for operating educational websites as provided by the Administrative Regulations on Educational Websites and Online Education Schools, and reiterated the principle that administrative approval requirements may only be imposed in accordance with the PRC Administrative Licensing Law.

In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Training Institutions of Shanghai, the Management Measures for the For-profit Private Training Institutions of Shanghai, and the Management Methods for the Non-Profit Private Training Institutions of Shanghai (collectively, the “Shanghai Implementation Regulations”). Pursuant to the Shanghai Implementation Regulations, any management measures and regulations applied to the institutions that provide training services only through internet will be further promulgated separately. On February 24, 2020, Shanghai Municipal Education Commission, together with six other Shanghai authorities, jointly promulgated the Rules of Shanghai for Filings of Extracurricular Online Training, which came into effect on April 1, 2020. Such rules aim at regulating the school-curriculum-related training provided to K-12 students and require the online training institution providing the school-curriculum-related training service to make filing through the management platform of Shanghai training institutions, in respect to the training class content, training class schedule, recruitment target, operational management and information management in such online training institution.

On November 20, 2018, the MOE, the SAIC and the Ministry of Emergency Management of the PRC, jointly promulgated the Notice on Several Work Mechanisms for Strengthening Special Administration and Rectification of Extracurricular Training Institutions, or the New Notice. The New Notice provides certain requirements relating to the online training services, which mainly include that: (i) the competent authorities shall strengthen the supervision on the online training institution targeting on K-12 students in accordance with the policies and requirements applied to the offline training institutions, (ii) the online training institution providing the school-curriculum-related training service is required to make filing with the competent authorities in respect to the name of the curriculum-related training class, training class content, recruitment target, training class schedule and training time, and (iii) name, photos, class and qualification number of teachers in such online training institution providing the school-curriculum-related training service shall be disclosed on its website. On July 12, 2019, the MOE, together with other five PRC authorities, joint promulgated the Implementation Opinions on the Regulation of Extracurricular Online Training, which reinstate the filing requirement of extracurricular online training institution and provides that the education authorities at provincial level should review the application documents submitted by extracurricular online training institution and approve the filing applications submitted by qualified training institution and disclose such qualified training institution to the public. In case of any change to the filing information, the extracurricular online training institution will be required to make filing of such updated information.

On August 10, 2019, the MOE, together with other seven PRC authorities, jointly promulgated the Opinions on the Guidance and Regulation of Healthy and Orderly Development of Education Mobile Internet Applications, or the Education APP Opinions. The Education APP Opinions define the education mobile internet application as a mobile internet application mainly targeting at teachers, students and parents, taking education and study as main application scenarios, and serving for school education and management, students’ study and life, and home-school interaction purpose. It is also provided that all the companies providing the education mobile internet applications shall make filing with the competent education authority at provincial level and register their basic corporate information and details of education mobile internet applications. On November 11, 2019, the MOE promulgated the Administrative Measures on the Filing of Education Mobile Internet Applications, which further elaborated the provisions of the filing requirements and procedures.

On September 19, 2019, the MOE, together with other nine PRC authorities, jointly promulgated the Opinions on the Promotion of Healthy Development of Online Education, which embody an expected PRC regulatory trend to strengthen the supervision of online education, such as improving online education access system, formulating negative list for online education access, establishing filing and review system for online education resources, and protecting personal information security of teachers and students.

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

Trademark

The PRC Trademark Law, adopted in 1982 and revised in 1993, 2001, 2013 and 2019 respectively, with its implementation rules adopted in 2002 and revised in 2014, protects registered trademarks. The PRC Trademark Office of the State Administration for Industry and Commerce, currently known as PRC State Intellectual Property Office of the State Administration for Market Regulation, or the Trademark Office, handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

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

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law, which became effective as of January 1, 2008 and was revised in 2012. The Labor Contract Law requires employers to enter into written contracts with their employees, restricts the use of temporary workers and aims to give employees long-term job security. Pursuant to the Labor Contract Law, employment contracts lawfully executed prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after the Labor Contract Law’s implementation. All PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. According to the Social Insurance Law which was promulgated by SCNPC and effective from July 1, 2011 and was amended in 2018, the Regulation of Insurance for Work-Related Injury, the Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, the Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, and the Interim Regulation on the Collection and Payment of Social Insurance Premiums, an employer is required to contribute the social insurance for its employees in China, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as latest amended on March 24, 2019, an employer is required to make contributions to a housing fund for its employees.

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

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises established in China whose main business is investment to use their foreign exchange capitals to make equity investment and removes certain other restrictions had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective in June 2016, which reiterates some of the rules set forth in Circular 19, but compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). SAFE further promulgated Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or Circular 28, effective from January 2020, which allows all foreign-invested enterprises to make domestic equity investments using their foreign exchange capitals or Renminbi fund converted from its foreign exchange capitals with limited preconditions. However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to the Circular 28, Circular 16 and other laws and regulations related to foreign currency exchange. Circular 19, Circular 16, Circular 28 and other related regulations may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.

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

Regulations on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into each foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance. In addition, on January 11, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. Net assets is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises, have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. Further, Circular 28, effective from January 2020, establishes a pilot program that a non-financial enterprise in pilot regions may register foreign debts up to two times of its net assets with local branch of SAFE, and it then may borrow several tranches of foreign debts within the registered amount, without registration of each foreign debt. Besides, according to the Notice on Adjustment of Macro-prudent Regulation Parameter of Full-coverage Cross-border Financing promulgated by PBOC and SAFE on March 11, 2020, the macro-prudent regulation parameter is increased from one (1) to one and one-fourth (1.25).

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

Regulations Related to Dividend Distribution

The principal regulations governing distribution of dividends of foreign holding companies include the PRC Company Law that was promulgated in 1993 and latest amended in 2018, and the Foreign Investment Law that was effective from January 1, 2020. Under these regulations, foreign investment enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign investment enterprises in China are required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations Related to Taxation

Enterprise Income Tax

In March 2007, the National People’s Congress enacted the Enterprise Income Tax Law, and in December 2007, the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law, or the Implementing Rules, both of which became effective on January 1, 2008, while the Enterprise Income Tax Law was further amended by SCNPC on February 24, 2017 and on December 29, 2018, and the Implementing Rules was last amended on April 23, 2019. The Enterprise Income Tax Law (i) reduces the top rate of enterprise income tax from 33% to a uniform 25% rate applicable to both foreign-invested enterprises and domestic enterprises and eliminates many of the preferential tax policies afforded to foreign investors, (ii) permits companies to continue to enjoy their existing tax incentives, subject to certain transitional phase-out rules and (iii) introduces new tax incentives, subject to various qualification criteria. Enterprises qualified as “High-Tech Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High-Tech Enterprise” status.

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

According to the Enterprise Income Tax Law, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement. Pursuant to the Notice of the State Administration of Taxation on Negotiated Reduction of Dividends and Interest Rates, which was issued on January 29, 2008 and supplemented and revised on February 29, 2008, and the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, which became effective on December 8, 2006 and applies to income derived in any year of assessment commencing on or after April 1, 2007 in Hong Kong and in any year commencing on or after January 1, 2007 in China, such withholding tax rate may be lowered to 5% if a Hong Kong enterprise is deemed the beneficial owner of any dividend paid by a PRC subsidiary by PRC tax authorities and holds at least 25% of the equity interests in that particular PRC subsidiary at all times within the 12-month period immediately before distribution of the dividends. The SAT issued the Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, or SAT Announcement 9, which became effective from April 1 2018, replacing Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or SAT Notice 601, SAT Announcement 9 stipulates that in determining whether a non-resident enterprise has the status as a beneficial owner, comprehensive analysis shall be conducted based on the factors listed therein and the actual circumstances of the specific case shall be taken into consideration. Specifically, it expressly excludes an agent or a designated payee from being considered as a “beneficial owner.” Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. The State Administration of Taxation promulgated the Administrative Measures for Non-resident Taxpayers to Enjoy Treatment under Treaties, or SAT Circular 35, which became effective on January 1, 2020 and replaced the Circular 60. SAT Circular 35 reiterates that that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax and may apply the reduced withholding tax rate upon self-assessment. Comparing to the SAT Circular 60, the SAT Circular 35 does not require the non-resident enterprises to file the supporting documents when performing tax filing, instead, the non-resident enterprises are required to retain the supporting documents for the post-tax filing examinations by the relevant tax authorities. Accordingly, LingoChamp (HK) Limited may be able to benefit from the 5% withholding tax rate for the dividends it receives from Yuguan, Yuling and Shenzhen Yuguan, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises, or SAT Bulletin 7, to supersede the provisions in relation to the Indirect Transfer as set forth in Circular 698. SAT Bulletin 7 introduces a new tax regime that is significantly different from that under Circular 698. Public Notice extends its tax jurisdiction to capture not only Indirect Transfer as set forth under Circular 698 but also transactions involving transfer of immovable property in China and assets held under the establishment and place in China of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interests in a foreign intermediate holding company widely.

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

Regulations Related to M&A and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC, and SAFE, jointly issued the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain the Ministry of Commerce approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains the Ministry of Commerce’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Ministry of Commerce Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Ministry of Commerce Security Review Regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. The Foreign Investment Law promulgated by the SCNPC on March 15, 2019 and effective from January 1, 2020, reiterates that China establishes a foreign investment security review system to conduct a security review of foreign investment that impacts or may impact the national security.

C.	Organizational Structure

The chart below summarizes our corporate legal structure and identifies our significant subsidiaries and other entities that are material to our business as of the date of this annual report:

Notes:

(1)	As of the date of this annual report, Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin collectively hold a majority of the equity interests in Shanghai Liulishuo and Shanghai Mengfan, respectively.
(2)	As of the date of this annual report, Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin collectively hold all of the equity interests in Mengfan Education.
(3)	As of the date of this annual report, Shanghai Liulishuo and an unaffiliated individual collectively hold all of the equity interests in Kailangzhixue.

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

Equity Pledge Agreements. Pursuant to the equity pledge agreements among Yuguan, our VIEs and their respective shareholders, shareholders of our VIEs shall pledge all of their respective equity interests in our VIEs to Yuguan to guarantee their and our VIEs’ performance of their and our VIEs’ obligations under the exclusive technology service agreements, the proxy agreements, the exclusive call option agreements, the equity pledge agreements and the loan agreement in relation to Mengfan Education. As of the date of this annual report, we have registered the equity pledges for Shanghai Liulishuo, Shanghai Mengfan and Mengfan Education with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by our VIEs or their shareholders of contractual obligations under these agreements, Yuguan, as pledgee, will have the right to dispose of the pledged equity interests in our VIEs. The shareholders of our VIEs also undertake that, during the term of the equity pledge agreement, unless otherwise approved by Yuguan in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

Spousal Consent Letters. Pursuant to the spousal consent letters, each of the spouses of the individual shareholders of our VIEs unconditionally and irrevocably agrees that the equity interests in our VIEs held by and registered in the name of her respective spouse will be disposed of pursuant to the relevant equity pledge agreement, the exclusive call option agreement and the proxy agreement, without her consent. In addition, each of them agrees not to assert any rights over the equity interests in our VIEs held by her respective spouse. In addition, in the event that any of them obtains any equity interests in our VIEs held by her respective spouse for any reason, such spouse agrees to be bound by similar obligations and agreed to enter into similar contractual arrangements.

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

Loan Agreement. The equity interests holders of Mengfan Education and Yuguan also entered into a loan agreement. Pursuant to the loan agreement, Yuguan has agreed to extend an interest-free loan in an aggregate amount of RMB1.0 million to the shareholders of Mengfan Education solely for the capitalization of Mengfan Education. Pursuant to the loan agreements, Yuguan has the right to require repayment of the loans upon delivery of thirty-day’s prior notice to the shareholders, and the shareholders shall repay the loans by sale of their equity interests in Mengfan Education to Yuguan or its designated person(s) if required by Yuguan, or other methods as determined by the board of Yuguan.

In the opinions of Fangda Partners, our PRC legal counsel:

•	the ownership structures of Yuguan and our VIEs do not violate applicable PRC laws or regulations currently in effect; and

•

the contractual arrangements among Yuguan, our VIEs and their respective shareholders governed by PRC law are valid and binding, and do not violate applicable PRC laws or regulations currently in effect.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our education business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.” And “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.”

D.	Property, Plant and Equipment

Our headquarters is located in Shanghai, where we lease and occupy office space with an aggregate floor area of approximately 30,000 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. We also lease and occupy office space located in Beijing, Nanjing, Hangzhou and Wuhan of China with an aggregate floor area of approximately 10,000 square meters. For operational efficiency purpose, in March 2020, we terminated two long-term leases before the end of their terms with respect to a portion of our office space at our headquarters.

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

We generate our revenue primarily from providing English learning services. Our revenues increased substantially from RMB165.6 million in 2017 to RMB637.2 million in 2018, and further to RMB1,023.2 million (US$147.0 million) in 2019. We incurred net losses of RMB242.8 million in 2017, RMB488.1 million in 2018 and RMB574.8 million (US$82.6 million) in 2019.

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

Market acceptance of AI-powered educational products and services

Our products and services are primarily AI-driven, with AI technologies built into the core of our courses, transforming the traditional approach to education. We operate our courses and services on the mobile platform, whereas it is customary in the education industry to have in-person teaching in physical classrooms. The market recognition and acceptance of the concept of learning on a mobile app and from an AI teacher affects the growth of our business and revenues. Our ability to educate and show existing and potential users the value and the effectiveness of our innovative approach is and will continue to be crucial for our business growth, financial performance and prospects. Our success in competing against other education services, including English learning services and mobile-enabled education services, is primarily dependent on our ability to improve users’ learning efficiency and effectiveness, provide quality learning content and promote our brand and products and services. The number of our cumulative registered users increased from 61.3 million as of December 31, 2017 to 110.3 million in 2018, and further increased to 161.6 million as of December 31, 2019. The number of our average monthly active users increased from 4.4 million in 2017 to 8.2 million in 2018, and further increased to 10.0 million in 2019.

Our ability to grow net revenues and gross billings

We currently derive substantially all of our net revenues from fees that we charge our users for providing online English learning services. In addition to net revenues, we consider gross billings an important indicator of the health of our business as it measures cash received from providing online English learning services, net of cash refunds paid to users. Through gross billings, we can better understand and evaluate our business performance and gain visibility of future revenues. Our net revenues and gross billings are driven by the number of our paying users and the average revenues per paying user. The growth of our paying user base is driven primarily by the growth of the number of active users and our ability to convert a greater portion of our active users into paying users. Our average revenue per paying user is primarily affected by the pricing of our courses and services and our revenue mix.

We analyze the following financial and operating metrics to evaluate our business results and operating performance, and make business plans and strategic decisions.

	2017	2018	2019
Gross billings	RMB313.0 million	RMB986.6 million	RMB1,294.3 million
Net revenues	RMB165.6 million	RMB637.2 million	RMB1,023.2 million
Paying users	815,700	2.5 million	3.0 million

Our ability to manage our cost of revenues

Our ability to manage cost of revenues directly affects our profitability. Our cost of revenues mainly consist of IT service cost, content-related cost and service fees paid to contract human teachers for our DongNi Select premium services. We expect our cost of revenues to increase in absolute amounts as we continue to grow our business.

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

Key Components of Results of Operations

Net revenues

Our revenues are generated from providing online English learning services. We primarily offer two types of course packages, namely prepaid standard courses and prepaid multiple course packages. Prepaid standard courses, such as DongNi English and Liuli Reading, allow users to purchase courses to be consumed over a certain period of time. Our DongNi Select premium services are provided in the form of prepaid multiple course packages, including prepaid standard courses, and course credits for online streaming courses with contract human teachers. Such packages allow users to purchase multiple courses for use before a certain expiration date. Our paying users purchase the services by subscribing to our course packages directly from our platform or through online commerce platform partners. Subscription fees are generally paid in advance, initially recorded as deferred revenues and recognized as revenues when revenue recognition criteria are met. In 2017, 2018 and 2019, we generated net revenues of RMB165.6 million, RMB637.2 million and RMB1,023.2 million (US$147.0 million), respectively. As of December 31, 2017, 2018 and 2019, we had RMB116.4 million, RMB477.6 million and RMB696.0 million (US$100.0 million) of deferred revenues, respectively.

Cost of revenues

Our cost of revenues primarily consist of expenditures incurred in the generation of our revenue, mainly consisting of IT service cost, service fees paid to contract human teachers for our DongNi Select premium services, rental expenses and content-related cost. We had cost of revenues of RMB57.7 million, RMB174.7 million and RMB273.5 million (US$39.3 million) in 2017, 2018 and 2019, respectively.

Operating expenses

The following table sets forth the components of our operating expenses by amounts and percentages of net revenues for the periods presented:

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(283,055)	(171.0)	(705,414)	(110.7)	(969,401)	(139,246)	(94.7)
Research and development expenses	(53,162)	(32.1)	(155,154)	(24.3)	(213,866)	(30,720)	(20.9)
General and administrative expenses	(19,807)	(12.0)	(65,423)	(10.3)	(153,507)	(22,050)	(15.0)

Total operating expenses	(356,024)	(215.1)	(925,991)	(145.3)	(1,336,774)	(192,016)	(130.6)

Our sales and marketing expenses consist primarily of (i) branding and marketing expenses, (ii) salaries and benefits for sales and marketing personnel including OSAs, (iii) commissions to online commerce platform partners for operations of our e-stores on their platforms and commissions to distribution channels (app stores), (iv) payment processing expenses, (v) rewards to users related to our user incentive programs (vi) reward to registered users related to incentive programs and (vii) rental expenses associated with sales and marketing personnel. We expect our selling and marketing expenses to increase in absolute amounts in the foreseeable future as we spend more to promote our brand and grow our user base.

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

PRC

Generally, our PRC subsidiaries and VIEs are subject to enterprise income tax on their taxable income at a statutory rate of 25% in China. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Yuguan and Shanghai Liulishuo each obtained its certificate of “High and New Technology Enterprises,” or HNTE, with a valid period of three years in 2017. Each is therefore eligible to enjoy a preferential tax rate of 15% from 2017 to 2019 to the extent it has taxable income under the PRC Enterprise Income Tax Law, as long as it maintains the HNTE qualification and duly conducts relevant enterprise income tax filing procedures with the relevant tax authority. Certain PRC subsidiary and VIE are entitled to a preferential tax treatment as a “Small-scaled Enterprise” and thus enjoy a reduced tax rate of 20% on 50% of its taxable income in 2017. In 2018 and 2019, such subsidiary and VIE did not meet the standards of “Small-scaled Enterprise” and were subject to tax rate of 25% of its taxable income.

We are subject to value-added tax at a rate of 6%, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes or gains realized with respect to our ADSs or shares are deemed to be from PRC sources, we and our non-PRC shareholders or ADS holders could be subject to unfavorable tax consequences.”

Critical Accounting Policies and Management Estimates

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

Revenue recognition

We primarily offer two types of prepaid course packages, namely prepaid standard courses and prepaid multiple course packages. Our DongNi English standard courses, LiuLi Reading and Phonics Course for kids allow users to purchase courses to be consumed over a certain period of time. Our DongNi Select premium services are provided in the form of prepaid multiple course packages, including prepaid standard courses and course credits for online streaming courses with contract human teachers. Such packages allow users to purchase multiple courses for their use before a certain expiration date. Our users purchase the courses by subscribing to them either directly from our platform or through our online commerce platform partners. Subscription fees are generally paid in advance and are initially recorded as deferred revenue.

For users who withdraw from contracts with us, we refund subscription fees corresponding to any remaining undelivered learning services. Withdrawals are recorded as reductions of the deferred revenue related to subscription fees received in advance and have no impact on recognized revenue.

We have assessed all variable considerations identified when determining the transaction price, taking into account the various forms that such variable considerations may take. We selectively offer performance-based or behavior-based refunds to incentivize our registered users to purchase prepaid course packages. The amount of refund is fixed and pre-determined which may be larger than the subscription fee. In the case that refund amount is larger than customer’s individual cumulative revenue basis, we recognize such negative revenue as selling expenses. We have two types of revenue models—the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized ratably over the contractual course period as services are provided. Under the refundable course model, a user is eligible to obtain a refund if the user achieves certain agreed performance goals or behavior goals, including completing a minimum number of learning hours within a set period of time, sharing a minimum number of courses on social media within the contractual course period, achieving various measures of learning efficiency and receiving a certain overall score for each course in the package. Based on our historical records of performance-based or behavior-based refunds, we estimate a refund rate that constitutes a reduction of the transaction price when recognizing revenues ratably as services are provided over the contractual course period we review and supervise the refund rate on a periodic basis. By adjusting the difficulty level of the exams in the packages, we are able to maintain a stable performance-based refund rate, which constitutes a reasonable and reliable basis for us to estimate and calculate the amount of the refund. When there are no sufficient historical records for our estimation on behavior-based funds rate, revenue will not be recognized until uncertainty associated with the variable considerations is resolved. Except for the aforementioned performance-based or behavior-based refunds to our customers, no other circumstance causes variability in the consideration promised in the online courses offered by us.

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

For the standard courses included in prepaid multiple course packages, revenue is recognized on a straight-line basis over the contractual course period. For those online streaming courses, revenue is recognized when the course credit is consumed with estimates for breakage from unconsumed courses at contract expiration. The expected breakage amount is recognized as revenue in proportion to the pattern of course credits consumed by the customers based on actual breakage data we have accumulated. The expected breakage amount is updated on a periodic basis.

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

Share-based compensation

Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares. We account for share-based awards granted to employees in accordance with ASC 718 Stock Compensation. For share options for the purchase of ordinary shares granted to employees classified as equity awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on the fair value of the awards on the grant date, which is calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using straight-line method in accordance with the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in Note 16 to our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, which are included elsewhere in this annual report on Form 20-F.

As of December 31, 2019, there were RMB94.6 million of unrecognized share-based compensation expenses related to share options granted to the employees and directors, which were expected to be recognized over a weighted-average vesting period of 1.59 years.

In 2019, we recorded compensation expenses of RMB26.7 million for the share options granted to our employees and directors under the 2014 Plan and 2018 Plan.

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

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognized income tax expenses due to uncertain tax portion for the year ended December 31, 2017, 2018 and 2019 of nil, RMB41.1 million and nil, respectively. We include interest and penalties on uncertain tax positions in income tax expenses.

Results of Operations

The following table summarizes our consolidated results of operations and as percentages of our total revenues for the periods presented.

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	165,561	100.0	637,224	100.0	1,023,213	146,975	100.0
Cost of revenues(1)	(57,691)	(34.8)	(174,731)	(27.4)	(273,515)	(39,288)	(26.7)

Gross profit	107,870	65.2	462,493	72.6	749,698	107,687	73.3
Operating expenses:
Sales and marketing expenses(1)	(283,055)	(171.0)	(705,414)	(110.7)	(969,401)	(139,246)	(94.7)
Research and development expenses(1)	(53,162)	(32.1)	(155,154)	(24.3)	(213,866)	(30,720)	(20.9)
General and administrative expenses(1)	(19,807)	(12.0)	(65,423)	(10.3)	(153,507)	(22,050)	(15.0)

Total operating expenses	(356,024)	(215.1)	(925,991)	(145.3)	(1,336,774)	(192,016)	(130.6)

Other operating income	—	—	—	—	2,390	343	0.2

Other income/(expenses):
Interest income	934	0.6	2,732	0.4	11,283	1,621	1.1
Foreign exchange related (losses)/gains, net	7,144	4.3	(4,156)	(0.7)	(2,533)	(364)	(0.2)
Change in fair value of short-term investment	750	0.5	—	—	—	—	0.0
Other income, net	2,172	1.3	1,016	0.2	3,055	439	0.3

Net loss before tax	(237,154)	(143.2)	(463,906)	(72.8)	(572,881)	(82,290)	(56.0)
Income tax expense	(5,606)	(3.4)	(24,160)	(3.8)	(1,900)	(273)	(0.2)

Net loss	(242,760)	(146.6)	(488,066)	(76.6)	(574,781)	(82,563)	(56.2)

Note:

(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,341	667	1,657	238
Sales and marketing expenses	2,380	6,637	590	85
Research and development expenses	3,800	27,114	13,966	2,006
General and administrative expenses	997	11,055	10,470	1,504

Total	8,518	45,473	26,683	3,833

Year ended December 31, 2019 compared with year ended December 31, 2018

Net revenues

Our net revenues increased by 60.6% from RMB637.2 million in 2018 to RMB1,023.2 million (US$147.0 million) in 2019, primarily attributable to the growth of our business and the platform-wide expansion of our paying user base as well as the increased adoption of our proprietary AI teacher among users in China as an effective learning approach and a better alternative to the traditional ways of English learning. Across our platform, the number of paying users who purchased courses and services on our platform in 2019 grew rapidly to approximately 3.0 million, as compared to approximately 2.5 million in 2018.

Cost of revenues

Our cost of revenues increased by 56.5% from RMB174.7 million in 2018 to RMB273.5 million (US$39.3 million) in 2019, primarily due to increases in (i) salaries and benefits for certain full-time employees and (ii) IT service cost, both resulting from our business growth and user base expansion. Salaries and benefits for full-time employees increased from RMB56.4 million in 2018 to RMB135.4 million (US$19.5 million) in 2019. Our IT service cost increased from RMB58.7 million in 2018 to RMB94.3 million (US$13.5 million) in 2019.

Gross profit

As a result of increased economies of scale, our gross profit increased from RMB462.5 million, representing a gross margin of 72.6%, in 2018, to RMB749.7 million (US$107.7 million), representing a gross margin of 73.3%, in 2019.

Operating expenses

Our total operating expenses increased by 44.4% from RMB926.0 million in 2018 to RMB1,336.8 million (US$192.0 million) in 2019, primarily due to our business growth activities, the development and introduction of new products and the costs associated with the expansion of our user base.

Sales and marketing expenses. Our sales and marketing expenses increased by 37.4% from RMB705.4 million in 2018 to RMB969.4 million (US$139.2 million) in 2019, primarily due to increases in (i) branding and marketing expenses, and (ii) salaries and benefits for sales and marketing personnel, including our OSAs. Our branding and marketing expenses increased from RMB350.7 million in 2018 to RMB519.7 million (US$74.7 million) in 2019 as we invested substantially in our marketing efforts to increase our user base and enhance our brand and reputation. Salaries and benefits for sales and marketing personnel increased from RMB217.6 million in 2018 to RMB286.2 million (US$41.1 million) in 2019 mainly due to an increase in our OSA headcount in 2019, as compared to such headcount in 2018.

Research and development expenses. Our research and development expenses increased by 37.8% from RMB155.2 million in 2018 to RMB213.9 million (US$30.7 million) in 2019, primarily due to an increase in salaries and benefits for research and development personnel from RMB107.6 million in 2018 to RMB183.4 million (US$26.3 million) in 2019. Such increase was mainly due to an increase in headcount of our research and development personnel in 2019, as compared to such headcount in 2018.

General and administrative expenses. Our general and administrative expenses increased by 134.6% from RMB65.4 million in 2018 to RMB153.5 million (US$22.1 million) in 2019, primarily attributable to discretionary bonus for key employees, increases in salaries and benefits for general and administrative personnel and impairment charge to the carrying value of leasehold improvements and furniture. The increase in salaries and benefits for general and administrative personnel was mainly due to an increase in headcount of our general and administrative personnel in 2019, as compared to such headcount in 2018.

Loss from operations

As a result of the factors set out above, we incurred loss from operation of RMB584.7 million (US$84.0 million) in 2019, as compared to RMB463.5 million in 2018.

Interest income

We had interest income of RMB11.3 million (US$1.6 million) in 2019, as compared to RMB2.7 million in 2018, primarily due to a significant increase in bank interest income as a result of the deposit of the IPO proceeds.

Foreign exchange related (losses)/gains, net

We had a foreign exchange related loss of RMB2.5 million (US$0.4 million) in 2019, as compared to a foreign exchange related loss of RMB4.2 million in 2018, primarily due to the depreciation the of RMB against U.S. dollar.

Other income, net

We had net other income of RMB3.1 million (US$0.4 million) in 2019, as compared to net other income of RMB1.0 million in 2018.

Income tax expense

We incurred income tax expense of RMB1.9 million (US$0.3 million) in 2019, as compared to RMB24.2 million in 2018, primarily due to a decrease in uncertain tax position from RMB41.1 million in 2018 to nil in 2019.

Net loss

As a result of the foregoing, we incurred a net loss of RMB574.8 million (US$82.6 million) in 2019, as compared to a net loss of RMB488.1 million in 2018.

Year ended December 31, 2018 compared with year ended December 31, 2017

Net revenues

Our net revenues increased by 284.9% from RMB165.6 million in 2017 to RMB637.2 million in 2018, primarily due to the growth in subscriptions for our AI English teacher products including the DongNi English standard courses and the instruction of new News-based English learning product “LiuLi Reading.” Across our platform, the number of paying users who purchased courses and services on our platform in 2018 grew rapidly to approximately 2,500,000, as compared to approximately 815,700 in 2017.

Cost of revenues

Our cost of revenues increased by 202.9% from RMB57.7 million in 2017 to RMB174.7 million in 2018, primarily due to increases in (i) salaries and benefits for certain full-time employees, (ii) IT service cost, and (iii) service fees paid to contract human teachers for our DongNi Select premium services, all resulting from our business growth and user base expansion. Salaries and benefits for full-time employees increased from RMB18.5 million in 2017 to RMB56.4 million in 2018. Our IT service cost increased from RMB16.2 million in 2017 to RMB58.7 million in 2018. The service fees paid to contract human teachers for our premium services increased from RMB7.9 million in 2017 to RMB23.6 million in 2018.

Gross profit

As a result of increased economies of scale, our gross profit increased from RMB107.9 million, representing a gross margin of 65.2%, in 2017, to RMB462.5 million, representing a gross margin of 72.6%, in 2018.

Operating expenses

Our total operating expenses increased by 160.1% from RMB356.0 million in 2017 to RMB926.0 million in 2018, primarily due to our business growth, the development and introduction of new products and the costs associated with the expansion of our user base.

Sales and marketing expenses. Our sales and marketing expenses increased substantially from RMB283.1 million in 2017 to RMB705.4 million in 2018, primarily due to increases in (i) branding and marketing expenses, and (ii) salaries and benefits for sales and marketing personnel, including our OSAs. Our branding and marketing expenses increased from RMB165.1 million in 2017 to RMB350.7 million in 2018 as we invested substantially in our marketing efforts to increase our user base and enhance our brand and reputation. Salaries and benefits for sales and marketing personnel increased from RMB69.5 million in 2017 to RMB217.6 million in 2018 mainly due to an increase in our OSA headcount, which increased from over 600 as of December 31, 2017 to over 1,600 as of December 31, 2018.

Research and development expenses. Our research and development expenses increased by 191.9% from RMB53.2 million in 2017 to RMB155.2 million in 2018, primarily due to an increase in salaries and benefits for research and development personnel from RMB43.5 million in 2017 to RMB107.6 million in 2018. The headcount of our research and development personnel increased from 157 as of December 31, 2017 to 419 as of December 31, 2018. To a lesser extent, the increase in our research and development expenses was also attributable to the increase in share-based compensation for research and development personnel from RMB3.8 million in 2017 to RMB27.1 million in 2018.

General and administrative expenses. Our general and administrative expenses increased by 230.3% from RMB19.8 million in 2017 to RMB65.4 million in 2018, primarily attributable to increases in our human resources expenses and office expenses. Our general and administrative personnel headcount increased from 35 as of December 31, 2017 to 57 as of December 31, 2018. To a lesser extent, the increase in our general and administrative expenses was also attributable to the increase in share-based compensation for general and administrative personnel from RMB1.0 million in 2017 to RMB11.1 million in 2018.

Loss from operations

As a result of the factors set out above, we incurred loss from operation of RMB463.5 million in 2018, as compared to RMB248.2 million in 2017.

Interest income

We had interest income of RMB2.7 million in 2018, as compared to RMB0.9 million in 2017, primarily due to a significant increase in bank interest income as a result of the deposit of our Series C financing proceeds and IPO proceeds.

Foreign exchange related (losses)/gains, net

We had a foreign exchange related loss of RMB4.2 million in 2018, as compared to a foreign exchange related gain of RMB7.1 million in 2017, primarily due to the depreciation of Renminbi against the U.S. dollar.

Other income, net

We had net other income of RMB1.0 million in 2018, as compared to net other income of RMB2.2 million in 2017.

Income tax expense

We incurred income tax expense of RMB24.2 million in 2018, as compared to RMB5.6 million in 2017, primarily due to an increase in uncertain tax position of RMB41.1 million, partially offset by RMB16.9 million deferred income tax benefit.

Net loss

As a result of the foregoing, we incurred a net loss of RMB488.1 million in 2018, as compared to a net loss of RMB242.8 million in 2017.

Recent Accounting Pronouncements

A list of recently adopted and issued accounting pronouncements that are relevant to us is included in Notes 2(af) and 2(ag) of our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operating and investing activities through IPO proceeds, cash generated by historical sales of convertible redeemable preferred shares. As of December 31, 2017, 2018 and 2019, our cash, cash equivalents and restricted cash were RMB416.5 million, RMB344.7 million and RMB283.0 million (US$40.6 million), respectively. Our cash and cash equivalents primarily consist of cash placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

We have been incurring losses from operations since our inception. We incurred net loss of RMB242.8 million, RMB488.1 million and RMB574.8 million (US$82.6 million) for the year ended December 31, 2017, 2018 and 2019, respectively. Our accumulated deficits amounted to RMB936.9 million and RMB1,511.6 million (US$217.1 million) as of December 31, 2018 and 2019. Net cash used in operating activities were RMB60.1 million, RMB112.9 million and RMB148.2 million (US$21.3 million) for the year ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, we had a total shareholders’ deficit of RMB324.8 million (US$46.7 million) and our current liabilities exceeded the current assets by RMB467.6 million (US$67.2 million). See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have incurred, and in the future may continue to incur, net losses, negative cash flows from operation activities and net current liabilities. If we are not able to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.”

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

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(60,120)	(112,942)	(148,164)	(21,284)
Net cash provided by/(used in) investing activities	69,901	(417,716)	100,246	14,401
Net cash provided by/(used in) financing activities	377,191	443,978	(16,344)	(2,347)

Net increase/(decrease) in cash, cash equivalents and restricted cash	386,972	(86,680)	(64,262)	(9,230)
Exchange rate effect on cash and cash equivalents	(11,790)	14,919	2,522	362
Cash and cash equivalents at beginning of the period	41,301	416,483	344,722	49,516

Cash, cash equivalents and restricted cash at end of the period	416,483	344,722	282,982	40,648

Operating activities

Net cash used in operating activities in 2019 was RMB148.2 million (US$21.3 million), as compared to net loss of RMB574.8 million (US$82.6 million) in 2019. The difference was primarily due to (i) an increase in deferred revenue of RMB218.3 million (US$31.4 million), (ii) an increase in accounts payable of RMB61.4 million (US$8.8 million), (iii) an increase in salary and welfare payable of RMB45.7 million (US$6.6 million) (iv) a decrease in prepayments and other current assets of RMB30.0 million (US$4.3 million), and was partially offset by an decrease in operating lease liability, current and non-current, of RMB42.2 million (US$6.1 million). The increases in deferred revenue, accounts payable, and salary and welfare payable were attributable to the growth of our business. In particular, the increase in deferred revenue was attributable to growth in fees collected from paying users. The decrease in operating lease liability, representing lease payments arising from operating leases. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2019 were RMB32.3 million (US$4.6 million) in amortization operating lease right of use asset, RMB26.7 million (US$3.8 million) in share-based compensation expenses and RMB20.3 (US$2.9 million) in depreciation of property and equipment.

Net cash used in operating activities in 2018 was RMB112.9 million, as compared to net loss of RMB488.1 million in 2018. The difference was primarily due to (i) an increase in deferred revenue of RMB361.2 million, (ii) an increase in salary and welfare payable of RMB61.5 million, (iii) an increase in tax payable of RMB43.1 million, and was partially offset by (i) an increase in prepayments and other current assets of RMB91.2 million, (ii) an increase in accounts receivable of RMB41.3 million, and (iii) an increase in deferred tax assets of RMB16.9 million. The increases in deferred revenue, accounts payable, salary and welfare payable, prepayments and other current assets and accounts receivable were attributable to the growth of our business. In particular, the increase in deferred revenue was attributable to growth in fees collected from paying users. The principal non-cash items affecting the difference between our net loss and our net cash used in operating activities in 2018 was RMB45.5 million in share-based compensation expenses.

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

Investing activities

Net cash provided by investing activities was RMB100.2 million (US$14.4 million) in 2019, which was primarily attributable to proceeds from maturity of short-term investments of RMB187.7 million (US$27.0 million), partially offset by (i) purchase of property and equipment of RMB49.4 million (US$7.1 million) and (ii) purchase of short-term investments of RMB35.8 million (US$5.1 million).

Net cash used in investing activities was RMB417.7 million in 2018, which was primarily attributable to purchase of short-term investments of RMB404.0 million and purchase of property and equipment of RMB41.7 million, partially offset by proceeds from maturity of short-term investments of RMB34.5 million.

Net cash provided by investing activities was RMB69.9 million in 2017, which was primarily attributable to proceeds from maturity of short-term investments of RMB224.5 million, partially offset by (i) purchase of short-term investments of RMB143.9 million and (ii) purchase of property and equipment of RMB10.7 million.

Financing activities

Net cash used in financing activities was RMB16.3 million (US$2.3 million) in 2019, which was primarily attributable cash payment and prepayment of RMB17.4 million (US$2.5 million) for ordinary shares repurchase.

Net cash provided by financing activities in RMB444.0 million in 2018, which was primarily attributable to net proceeds from issuance of Class A ordinary shares in connection with our initial public offering of RMB441.2 million and cash receipts of RMB10.6 million from loan companies.

Net cash provided by financing activities was RMB377.2 million in 2017, which was primarily attributable to proceeds from issuance of series C convertible redeemable preferred shares of RMB338.1 million, and cash receipts of RMB36.8 million from loan companies.

Capital expenditures

Our capital expenditures are primarily incurred for purchases of property and equipment and lease improvement. Our capital expenditures were RMB10.7 million in 2017, RMB41.7 million in 2018 and RMB49.4 million (US$7.1 million) in 2019. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

LAIX Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and our VIEs in China. As a result, LAIX Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. Also, each of our subsidiaries and our VIEs in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technologies.” And ”Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of RMB)
Operating lease obligations(1)	173,574	46,877	86,670	40,027	—

Note:

(1)	We lease office space under non-cancelable operating lease agreements, which expire at various dates through July 2024.

For operational efficiency purpose, in March 2020, we terminated two long-term leases before the end of their terms with respect to a portion of our office space at our headquarters.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019.

G.	Safe Harbor

See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yi Wang	39	Chairman of the Board of Directors and Chief Executive Officer
Zheren Hu	35	Director and Chief Technology Officer
Hui Lin	38	Director and Chief Scientist
Jenny Hong Wei Lee	47	Independent Director
Christopher Ludwig Eisgruber	58	Independent Director
Li-Lan Cheng	55	Independent Director
Tiak Koon Loh	61	Independent Director

Yi Wang is one of our founders, and has served as the chairman of our board of directors and our chief executive officer since the inception of our company. Currently, Dr. Wang also oversees our financial and reporting matters. Prior to that, Dr. Wang served as a product director at AdChina, a leading online advertising platform in China, from April 2011 to August 2012. From July 2009 to April 2011, he served as a product manager at Google and was responsible for various key features and systems of Google Analytics and Google’s cloud infrastructure. He received his bachelor’s degree and master’s degree in electrical engineering from Tsinghua University in 2003 and 2005, respectively, and his Ph.D. degree in computer science from Princeton University in 2009.

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

Jenny Hong Wei Lee has served as our director since June 2014. Ms. Lee jointed GGV Capital, a venture capital firm, in 2005, and currently serves as a managing partner. Ms. Lee serves as a director of Niu Technologies (Nasdaq: NIU). Ms. Lee also serves as a director of Sats Ltd., a public company listed on Singapore Exchange. From 2002 to 2005, Ms. Lee served as a vice president of JAFCO Asia. Prior to JAFCO, Ms. Lee was an associate at Morgan Stanley HK from 2001 to 2002. Ms. Lee received her bachelor’s degree in electrical engineering in 1994 and master’s degree in engineering in 1995, both from Cornell University, and an MBA from Kellogg School of Management at Northwestern University in 2001.

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

Li-Lan Cheng has served as our independent director since September 2018. Dr. Cheng has served as the acting chief financial officer of Leju Holdings Limited (NYSE: LEJU), since June 2017. Dr. Cheng has also served as the chief operating officer of E-House (China) Holdings Limited, a real estate services company in China, since 2012, and an executive director of E-House (China) Enterprise Holdings Limited (SEHK: 02048) since March 2018. From 2006 to 2012, Dr. Cheng served as chief financial officer of E-House (China) Holdings Limited. From 2005 to 2006, Dr. Cheng served as the chief financial officer of SouFun Holdings Limited, a leading real estate internet portal and a leading home furnishing website in China. From 2002 to 2004, he served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in China. Currently, Dr. Cheng also serves as an independent director of 51job, Inc. (Nasdaq: JOBS) and an independent director of Yunji Inc. (Nasdaq: YJ). Dr. Cheng received his bachelor’s degree in economics from Swarthmore College and his Ph.D. degree in economics from the Massachusetts Institute of Technology. Dr. Cheng is a chartered financial analyst (CFA).

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

For the fiscal year ended December 31, 2019, we paid an aggregate of RMB4.4 million (US$0.6 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plans

2014 Equity Incentive Plan

In May 2014, our board of directors and shareholders adopted the 2014 Equity Incentive Plan, which we refer to as the 2014 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. As of the date of this annual report, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2014 Plan is 5,456,192, subject to further amendment. As of March 31, 2020, awards to purchase 2,644,221 Class A ordinary shares under the 2014 Plan have been granted and outstanding, excluding awards that were forfeited, canceled or exercised after the relevant grant dates.

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

2018 Share Incentive Plan

In July 2018, our board of directors adopted the 2018 Share Incentive Plan, which we refer to as the 2018 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. As of the date of this annual report, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2018 Plan is 2,397,611, subject to further adjustments. As of March 31, 2020, awards to purchase 26,000 Class A ordinary shares under the 2018 Plan have been granted and outstanding, excluding awards that were forfeited, canceled or exercised after the relevant grant dates.

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

The following table summarizes, as of March 31, 2020, the outstanding awards granted under the 2014 Plan and 2018 Plan to several of our directors and executive officers, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zheren Hu	*	0.60	2018/7/31	2028/7/31
Hui Lin	*	0.60	2018/7/31	2028/7/31
Christopher Ludwig Eisgruber	*	0.60	2018/9/27	2028/9/27
Li-Lan Cheng	*	0.60	2018/9/27	2028/9/27
Tiak Koon Loh	*	0.60	2019/2/27	2029/2/27
Other grantees	2,588,221	0.01~0.60	2014/5/26—2020/3/10	2024/5/26—2030/3/10

Total	2,670,221

*	Less than 1% of our total outstanding shares.

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

Audit Committee. Our audit committee consists of Li-Lan Cheng and Tiak Koon Loh. Li-Lan Cheng is the chairman of our audit committee. We have determined that Li-Lan Cheng and Tiak Koon Loh satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Li-Lan Cheng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Tiak Koon Loh, Jenny Hong Wei Lee and Christopher L. Eisgruber. Tiak Koon Loh is the chairman of our compensation committee. We have determined that Tiak Koon Loh, Jenny Hong Wei Lee and Christopher L. Eisgruber satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Christopher L. Eisgruber and Li-Lan Cheng. Christopher L. Eisgruber is the chairman of our nominating and corporate governance committee. We have determined that Christopher L. Eisgruber and Li-Lan Cheng satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

•

exercising the borrowing powers of our company and mortgaging the property of our company; and approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. Unless otherwise approved by our board of directors, our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. As approved by our board of directors and nominating and corporate governance committee, our independent directors have an initial term of two years, each starting from their respective commencement date, and each of our independent directors is subject to re-election by our board of directors for another two-year term upon the expiration of his/her current term. Mr. Christopher Ludwig Eisgruber is serving his two-year term until September 30, 2020, subject to re-election. Dr. Li-Lan Cheng is serving his two-year term until September 30, 2020, subject to re-election. Mr. Tiak Koon Loh is serving his two-year team until March 31, 2021, subject to re-election. Ms. Jenny Hong Wei Lee is serving her two-year team until September 30, 2021, subject to re-election.

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

As of December 31, 2017, 2018 and 2019, we had a total of 1,145, 2,790 and 3,214 employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019:

As of December 31, 2019
Function:
Research and development	411
Platform operation	513
Content development	278
Sales and marketing	1,844
Others	168

Total	3,214

As of December 31, 2019, we had 2,687 employees in Shanghai, 295 employees in Nanjing and 193 employees in Wuhan.

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:

•	each of our directors and executive officers; and

•	each person known to us owning beneficially more than 5% of our ordinary shares.

The calculations in the table below are based on 49,412,233 ordinary shares outstanding as of March 31, 2020, including (i) 29,736,559 Class A ordinary shares, and (ii) 19,675,674 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on an as converted basis %		%		% of aggregate voting power†
Directors and Executive Officers**:
Yi Wang(1)	—		11,753,847	11,753,847		23.8		51.9
Jenny Hong Wei Lee(2)	5,747,332		—	5,747,332		11.6		2.5
Zheren Hu(3)		*	5,010,931	5,060,931		10.2		22.1
Hui Lin(4)		*	2,910,896	2,930,896		5.9		12.9
Christopher L. Eisgruber(5)		*	—		*		*	—
Li-Lan Cheng(6)		*	—		*		*	—
Tiak Koon Loh(7)		*	—		*		*		*
All Directors and Executive Officers as a Group	5,929,332		19,675,674	25,605,006		51.7		89.5
Principal Shareholders:
Joyx Holdings Ltd.(8)	—		11,753,847	11,753,847		23.8		51.9
GGV entities(9)	5,747,332		—	5,747,332		11.6		2.5
TB Alternative Assets Ltd(10)	5,663,164		—	5,663,164		11.5		2.5
Muang Holdings Ltd.(11)	—		5,010,931	5,010,931		10.1		22.1
IDG entities(12)	4,655,164		—	4,655,164		9.4		2.1
Ulingo Holdings Ltd.(13)	—		2,910,896	2,910,896		5.9		12.9
CMC Lullaby Holdings Limited(14)	2,827,690		—	2,827,690		5.7		1.2

Notes:

*	Except as otherwise indicated below, the business address of our directors and executive officers is 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, People’s Republic of China.

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

(2)

Represents an aggregate of 5,747,332 Class A ordinary shares (including 800,000 Class A ordinary shares represented by ADSs) held by GGV Capital IV Entrepreneurs Fund L.P., GGV Capital IV L.P., and GGV Capital Select L.P. as of October 1, 2018. Those entities are collectively referred to as GGV entities. Information regarding beneficial ownership is reported as of October 1, 2018, based on the information contained in the Schedule 13D jointly filed by the GGV entities, Ms. Jenny Hong Wei Lee and other reporting persons, who collectively disclaims status as a “group” for the purpose of Schedule 13D, with SEC on February 12, 2019. Ms. Lee is one of the ultimate controlling owners of GGV entities, having shared voting and investment power in such shares. Ms. Lee disclaims beneficial ownership of the shares held by GGV entities, except to the extent of her pecuniary interests therein. Please see the Schedule 13D jointly filed by GGV entities, Ms. Jenny Hong Wei Lee and other reporting persons with SEC on February 12, 2019 for information related to Ms. Jenny Hong Wei Lee. The business address of Ms. Jenny Hong Wei Lee is Unit 3015, 2 IFC, 8 Century Avenue, Pudong District, Shanghai 200120, People’s Republic of China.

(3)

Represents (i) 5,010,931 Class B ordinary shares directly held by Muang Holdings Ltd., a British Virgin Islands business company limited by shares beneficially owned by Mr. Hu, and (ii) 50,000 Class A ordinary shares issuable upon the exercise of the options held by Mr. Hu that are vested or will be vested within 60 days after March 31, 2020. Muang Holdings Ltd. is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings Ltd. in our company.

(4)

Represents (i) 2,910,896 Class B ordinary shares directly held by Ulingo Holdings Ltd., a British Virgin Islands business company limited by shares beneficially owned by Dr. Lin, and (ii) 20,000 Class A ordinary shares issuable upon the exercise of the options held by Dr. Hui Lin that are vested or will be vested within 60 days after March 31, 2020. Ulingo Holdings Ltd. is ultimately held by The Lin Family Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Dr. Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ulingo Holdings Ltd. in our company.

(5)	The business address of Mr. Eisgruber is 1 Nassau Hall Princeton, Princeton University, New Jersey 08544-00, United States of America.
(6)	The business address of Mr. Cheng is 11/F, Yinli Building, No. 788 Guangzhong Road, Shanghai, People’s Republic of China.
(7)	The business address of Mr. Loh is Room 710, 7/F, Lakeside 1, Hong Kong Science Park, Shatin, Hong Kong.
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

(10)

Represents 5,663,164 Class A ordinary shares directly held by Trustbridge Partners V, L.P. as of September 14, 2018, which was controlled by TB Alternative Assets Ltd., the investment adviser of Trustbridge Partners V L.P. Information regarding beneficial ownership is reported as of September 14, 2018, based on the information contained in the Schedule 13G filed by Trustbridge Partners V, L.P. with SEC on February 14, 2020. Please see the Schedule 13G filed by TB Alternative Assets Ltd. with the SEC on February 14, 2020 for information related to TB Alternative Assets Ltd. and Trustbridge Partners V L.P. The registered address of Trustbridge Partners V, L.P. is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(11)

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

(12)

Represents an aggregate of 4,655,164 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment V, L.P., IDG-Accel China Growth Fund III L.P. and IDG-Accel China III Investors L.P. as of December 31, 2019. Those entities are collectively referred to as IDG entities. Information regarding beneficial ownership is reported as of December 31, 2019, based on the information contained in the Schedule 13G/A filed by the IDG entities with SEC on February 13, 2020. Please see the Schedule 13G/A jointly filed by the IDG entities and other reporting persons with the SEC on February 13, 2020 for information related to the IDG entities. The principal business address of each of IDG entities is c/o IDG Capital Management (HK) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.

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

Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 31, 2020, 24,240,252 Class A ordinary shares (including 1,430,694 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2014 Plan and 2018 Plan and treasury ADSs) were held by seven record holders in the United States, including Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Transactions with Shareholders and Affiliates

Contractual Arrangements with our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.”

Shareholders Agreement

We entered into our shareholders agreement on June 16, 2017 with our shareholders, which consisted of holders of ordinary shares and preferred shares at that time.

The shareholders agreement provide for certain special rights, including right of first refusal, co-sale rights, preemptive rights and contains provisions governing the board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, were automatically terminated upon the completion of our initial public offering.

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

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Law as they relate to the material terms of our shares.

Objects of Our Company. Under our fifth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our fifth amended and restated articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding shares at a meeting, or with a written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our fifth memorandum and articles of association.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our fifth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth amended and restated memorandum and articles of association provide that upon the requisition of shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our fifth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Issuance of Additional Shares. Our fifth amended and restated memorandum of association authorizes our board of directors to issue additional shares (including, without limitation, preferred shares) from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our fifth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are each categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time-to-time (which may be volatile). In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where we determine not to deploy significant amounts of cash for capital expenditures and other general corporate purposes, our risk of becoming classified as a PFIC may substantially increase.

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

A non-corporate U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, so we anticipate that our ADSs, but not our Class A ordinary shares, should qualify as readily tradeable on an established securities market in the United States, although there can be no assurance in this regard. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs are listed on the New York Stock Exchange, which is an established securities market in the U.S. Consequently, if our ADSs continue to be listed on the New York Stock Exchange and are being regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADSs were we to be or become a PFIC, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should also be noted that only the ADSs and not the Class A ordinary shares are listed on the New York Stock Exchange. Consequently, if a U.S. Holder holds Class A ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

As of December 31, 2019, we had Renminbi-denominated cash and cash equivalents of RMB157.4 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in a decrease of US$2.3 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in an increase of US$2.3 million in cash and cash equivalents.

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

Inflation

To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Up to US$0.05 per ADS issued

• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS canceled

• Distribution of cash dividends	Up to US$0.05 per ADS held

• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We have not received any reimbursement from the depositary in the year ended December 31, 2019.

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

For the year ended December 31, 2019, we used the net proceeds from our IPO as follows:

•	approximately US$5.0 million for research and development;

•	approximately US$20.0 million for selling and marketing; and

•	approximately US$3.0 million for general corporate purposes.

We still intend to use the remainder of the proceeds from our IPO, as disclosed in our registration statements on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our principal accounting officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2019. Based upon that evaluation, our management, with the participation of our chief executive officer and principal accounting officer, has concluded that, as of the end of the period covered by this annual report, we did not maintain effective disclosure controls and procedures as of December 31, 2019 due to the material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.” We have taken action to and will continue to undertake remedial steps to address such material weakness as set forth below under “Internal Control over Financial Reporting.”

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15 (f) under the Exchange Act. Our management, with the participation of our chief executive officer and our principal accounting officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2019 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”

Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2019 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Internal Control over Financial Reporting

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2019. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures; to address complex U.S. GAAP technical accounting issues; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

To remedy our identified material weakness, we have taken action to and will continue to undertake steps to strengthen our internal control over financial reporting, including:

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

However, such measures have not been fully implemented in the limited time that elapsed since our initial public offering and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

We qualified as an “emerging growth company” pursuant to the JOBS Act as of December 31, 2019. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
	2018	2019
	(US$ in thousands)
Audit fees(1)	1,790	959
Tax fees(2)	109	4
All other fees	—	—

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and fees for assurance services rendered in connection with our IPO in 2018.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice services.

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

On November 8, 2019, our board of directors authorized a share repurchase program, under which we may purchase up to US$20.0 million worth of our shares over the next 12 months from November 22, 2019 through November 21, 2020. The US$20.0 share repurchase program was publicly announced on November 14, 2019.

The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program (US$, in millions)
January 2019	—	—	—	—
February 2019	—	—	—	—
March 2019	—	—	—	—
April 2019	—	—	—	—
May 2019	—	—	—	—
June 2019	—	—	—	—
July 2019	—	—	—	—
August 2019	—	—	—	—
September 2019	—	—	—	—
October 2019	—	—	—	—
November 2019	184,107	2.3619	184,107	19.6
December 2019	407,093	2.6954	407,093	18.5

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Currently, we follow home country practice and have a two-member audit committee, in lieu of the requirement of NYSE Listed Company Manual Section 303A.07 to have an audit committee with at least three members. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of LAIX Inc. and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fifth Amended and Restated Memorandum and Articles of Association of the Registrant, effective October 1, 2018 (incorporate herein by reference to Exhibit 3.2 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 filed on September 14, 2018 (File No. 333-227151))

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed on September 14, 2018 (File No. 333-227151))

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed on September 14, 2018 (File No. 333-227151))

2.4*	Description of Securities

4.1	2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.2	2018 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.3	Third Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated June 16, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.6*	English translation of executed form of proxy agreement among a VIE of the Registrant, its shareholders and the WFOE of the Registrant as currently in effect, and a schedule of all executed proxy agreements adopting the same form in respect of a VIE of the Registrant

4.7*	English translation of executed form of equity pledge agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE of the Registrant

4.8*	English translation of executed form of exclusive technology service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed exclusive technology service agreements adopting the same form in respect of a VIE of the Registrant

Exhibit Number	Description of Document

4.9*	English translation of executed form of exclusive call option agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed exclusive call option agreements adopting the same form in respect of a VIE of the Registrant

4.10	English translation of executed form of Spousal Consent Letter granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect (incorporate herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.11*	English translation of Loan Agreement dated April 22, 2019 among the WFOE and the shareholders of Shanghai Mengfan Education Training Co., Ltd.

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Accounting Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Accounting Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAIX Inc.

By:	/s/ Yi Wang
	Name:	Yi Wang
	Title:	Chairman of the Board of Directors
and Chief Executive Officer

Date: April 16, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of LAIX Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of LAIX Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Changes in Accounting Principles

As discussed in Note 2(u) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 16, 2020

We have served as the Company’s auditor since 2017.

LAIX Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2019

(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

			As of December 31,
	Note		2018	2019
			RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	5		344,722	281,166	40,387
Restricted cash	6		—	1,816	261
Short-term investments	2	(h)	403,107	269,643	38,732
Accounts receivable, net	7		14,403	7,360	1,057
Prepayments and other current assets	8		109,552	86,787	12,466

Total current assets			871,784	646,772	92,903

Non-current assets:
Property and equipment, net	9		42,606	71,637	10,290
Investment in equity fund	2	(j)	5,753	5,919	850
Intangible assets, net	10		1,289	15,541	2,232
Operating lease right-of-use assets, net	13		—	155,525	22,340
Other non-current assets	8		12,011	8,447	1,213
Deferred tax assets	19		16,940	15,336	2,203

Total non-current assets			78,599	272,405	39,128

Total assets			950,383	919,177	132,031

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 58,038 and RMB 91,896 as of December 31, 2018 and 2019, respectively)			69,558	137,684	19,777
Deferred revenue (including deferred revenue, current of the VIEs without recourse to the Company of RMB 477,595 and RMB 695,971 as of December 31, 2018 and 2019, respectively)			477,595	695,971	99,970
Salary and welfare payable (including salary and welfare payable of the VIEs without recourse to the Company of RMB 44,774 and RMB 73,946 as of December 31, 2018 and 2019, respectively)			108,317	153,969	22,116
Tax payable (including tax payable of the VIEs without recourse to the Company of RMB 46,031 and RMB 46,823 as of December 31, 2018 and 2019, respectively)	11		58,881	74,340	10,678
Operating lease liability, current (including operating lease liability, current of the VIEs without recourse to the Company of nil and RMB 29,119 as of December 31, 2018 and 2019, respectively)	13		—	37,009	5,316
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIEs without recourse to the Company of RMB 14,999 and RMB 11,938 as of December 31, 2018 and 2019, respectively)	12		16,106	15,444	2,218

Total current liabilities			730,457	1,114,417	160,075

Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the VIEs without recourse to the Company of RMB 32 and nil as of December 31, 2018 and December 31, 2019)			32	—	—
Operating lease liability, non-current (including operating lease liability, non-current of the VIEs without recourse to the Company of nil and RMB 83,282 as of December 31, 2018 and 2019, respectively)	13		—	117,124	16,824
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB 1,000 as of December 31, 2018 and 2019, respectively)	12		1,000	12,441	1,787

Total non-current liabilities			1,032	129,565	18,611

Total liabilities			731,489	1,243,982	178,686

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$ (Note 2(e))
Shareholders’ equity (deficit):
Class A ordinary shares (US$0.001 par value; 57,956,630 shares authorized, 28,276,557 and 29,580,351 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	14	195	208	30
Class B ordinary shares (US$0.001 par value; 19,675,674 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	14	121	121	17
Subscriptions receivable from founding shareholders		(122)	(122)	(17)
Treasury stock (US$0.001 par value; nil and 591,200 shares as of December 31, 2018 and December 31, 2019, respectively)		—	(10,730)	(1,541)
Additional paid-in capital		1,139,250	1,167,884	167,756
Accumulated other comprehensive income		16,318	29,483	4,235
Accumulated deficit		(936,868)	(1,511,649)	(217,135)

Total shareholders’ equity (deficit)		218,894	(324,805)	(46,655)

Total liabilities and shareholders’ equity		950,383	919,177	132,031

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2017, 2018 and 2019

(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$(Note 2 (e))
Net revenues		165,561	637,224	1,023,213	146,975
Cost of revenues (including share-based compensation expenses of RMB 1,341, RMB 667 and RMB 1,657 for the years ended December 31, 2017, 2018 and 2019, respectively)		(57,691)	(174,731)	(273,515)	(39,288)

Gross profit		107,870	462,493	749,698	107,687

Operating expenses:
Sales and marketing expenses (including share-based compensation expenses of RMB 2,380, RMB 6,637 and RMB 590 for the years ended December 31, 2017, 2018 and 2019, respectively)		(283,055)	(705,414)	(969,401)	(139,246)
Research and development expenses (including share-based compensation expenses of RMB 3,800, RMB 27,114 and RMB 13,966 for the years ended December 31, 2017, 2018 and 2019, respectively)		(53,162)	(155,154)	(213,866)	(30,720)
General and administrative expenses (including share-based compensation expenses of RMB 997, RMB 11,055 and RMB 10,470 for the years ended December 31, 2017, 2018 and 2019, respectively)		(19,807)	(65,423)	(153,507)	(22,050)

Total operating expenses		(356,024)	(925,991)	(1,336,774)	(192,016)

Other operating income		—	—	2,390	343
Loss from operations		(248,154)	(463,498)	(584,686)	(83,986)

Interest income		934	2,732	11,283	1,621
Foreign exchange related gains/(losses), net		7,144	(4,156)	(2,533)	(364)
Change in fair value of short-term investment		750	—	—	—
Other income, net		2,172	1,016	3,055	439

Loss before income tax expenses		(237,154)	(463,906)	(572,881)	(82,290)
Income tax expense	19	(5,606)	(24,160)	(1,900)	(273)

Net loss		(242,760)	(488,066)	(574,781)	(82,563)

Series A Preferred share redemption value accretion	14	(3,105)	(1,978)	—	—
Series B Preferred share redemption value accretion	14	(12,565)	(10,140)	—	—
Series C Preferred share redemption value accretion	14	(11,147)	(15,899)	—	—

Net loss attributable to LAIX Inc.’s ordinary shareholders		(269,577)	(516,083)	(574,781)	(82,563)

Net loss		(242,760)	(488,066)	(574,781)	(82,563)
Other comprehensive (loss)/income —Foreign currency translation adjustment, net of nil tax		(24,982)	16,403	13,165	1,891

Comprehensive loss		(267,742)	(471,663)	(561,616)	(80,672)

Net loss per Class A and Class B ordinary shares
—Basic and diluted	20	(13.59)	(19.17)	(11.64)	(1.67)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic and diluted	20	19,834,535	26,921,735	49,364,429	49,364,429

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

For the years ended December 31, 2017, 2018 and 2019

(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	Class A ordinary shares		Class B ordinary shares		Subscriptions receivable	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ equity (deficit)
	Number of Shares	Amount	Number of Shares	Amount
Balance as of January 1, 2017	—	—	19,770,990	122	(122)	—	24,897	(190,936)	(166,039)
Issuance of Class A ordinary shares	63,545	—	—	—	—	4,078	—	—	4,078
Re-designation of Class B ordinary shares to Class A ordinary shares (Note 15)	95,316	1	(95,316)	(1)	—	—	—	—	—
Compensation to founding shareholders in connection with the transfer of Class A ordinary shares to new investor (Note 15)	—	—	—	—	—	2,399	—	—	2,399
Repurchase of employee vested share options at fair value	—	—	—	—	—	(2,384)	—	—	(2,384)
Share-based compensation expense (Note 16)	—	—	—	—	—	8,518	—	—	8,518
Accretion of convertible redeemable preferred shares	—	—	—	—	—	(12,611)	—	(14,206)	(26,817)
Net loss for the year	—	—	—	—	—	—	—	(242,760)	(242,760)
Foreign currency translation	—	—	—	—	—	—	(24,982)	—	(24,982)

Balance as of December 31, 2017	158,861	1	19,675,674	121	(122)	—	(85)	(447,902)	(447,987)

	Class A ordinary shares		Class B ordinary shares		Treasury stock		Subscriptions receivable	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ equity (deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Issuance of Class A ordinary shares upon Initial Public Offering (“IPO”), net of issuance costs (Note 15)	5,750,000	40	—	—	—	—	—	441,126	—	—	441,166
Conversion of preferred shares to Class A ordinary shares	22,367,696	154	—	—	—	—	—	679,768	—	—	679,922
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	—	(27,117)	—	(900)	(28,017)
Share-based compensation expense (Note 16)	—	—	—	—	—	—	—	45,473	—	—	45,473
Net loss for the year	—	—	—	—	—	—	—	—	—	(488,066)	(488,066)
Foreign currency translation	—	—	—	—	—	—	—	—	16,403	—	16,403

Balance as of December 31, 2018	28,276,557	195	19,675,674	121	—	—	(122)	1,139,250	16,318	(936,868)	218,894

Repurchase of ordinary shares	(591,200)	—	—	—	591,200	(10,730)	—	—	—	—	(10,730)
Share-based compensation expense (Note 16)	—	—	—	—	—	—	—	26,683	—	—	26,683
Exercise of option (Note 16)	1,894,994	13	—	—	—	—	—	1,951	—	—	1,964
Net loss for the year	—	—	—	—	—	—	—	—	—	(574,781)	(574,781)
Foreign currency translation	—	—	—	—	—	—	—	—	13,165	—	13,165

Balance as of December 31, 2019	29,580,351	208	19,675,674	121	591,200	(10,730)	(122)	1,167,884	29,483	(1,511,649)	(324,805)

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2017, 2018 and 2019

(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$(Note 2 (e))
Cash flows from operating activities
Net loss	(242,760)	(488,066)	(574,781)	(82,563)
Adjustments for:
Depreciation of property and equipment (Note 9)	1,027	5,854	20,287	2,914
Amortization of intangible assets (Note 10)	—	57	1,300	187
Amortization of prepaid interest expense and service fees to loan companies (Note 12)	269	2,308	304	44
Change in fair value of short-term investment	(750)	—	—	—
Foreign exchange (gains)/losses	(7,144)	4,156	2,221	319
Share-based compensation (Note 16)	8,518	45,473	26,683	3,833
Amortization of operating lease right of use asset (Note 13)	—	—	32,301	4,640
Interest expense of operating lease liability (Note 13)	—	—	8,480	1,218
Impairment of property and equipment (Note 9)	—	—	6,857	985
Compensation to founding shareholders in connection with the transfer of Class A ordinary shares to new investor	2,399	—	—	—
Compensation to employees in connection with the repurchase of vested shares options	1,685	—	—	—
Changes in assets and liabilities:	—	—	—	—
Accounts receivable	(10,627)	(41,339)	7,043	1,012
Prepayments and other current assets	(16,016)	(91,232)	29,983	4,306
Receivables of interest income	—	—	(10,116)	(1,453)
Other non-current assets	(1,498)	(5,872)	(1,077)	(155)
Deferred tax assets	—	(16,940)	1,604	230
Accounts payable	53,463	4,236	61,391	8,818
Salary and welfare payable	31,272	61,500	45,652	6,557
Tax payable	12,722	43,118	15,459	2,221
Accrued liabilities and other current liabilities	4,143	2,623	(606)	(87)
Operating lease liability	—	—	(42,228)	(6,066)
Other non-current liabilities	(500)	—	2,735	393
Deferred revenue, current and non-current	103,677	361,182	218,344	31,363

Net cash used in operating activities	(60,120)	(112,942)	(148,164)	(21,284)

Cash flows from investing activities:
Purchase of short-term investments	(143,913)	(404,041)	(35,841)	(5,148)
Proceeds from maturity of short-term investments	224,529	34,544	187,737	26,967
Purchase of property and equipment	(10,721)	(41,715)	(49,386)	(7,094)
Purchase of intangible assets	—	(1,347)	(2,278)	(327)
Proceeds from disposition of property and equipment	6	479	—	—
Purchase of investment in equity fund (Note 2(j))	—	(5,646)	(73)	(10)
Proceeds from return of investment in equity fund (Note 2(j))	—	10	87	13

Net cash provided by/(used in) investing activities	69,901	(417,716)	100,246	14,401

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	US$(Note 2 (e))
Cash flows from financing activities:
Proceeds from issuance of Class A ordinary shares	4,078	—	—	—
Proceeds from exercise of share options	—	—	1,097	158
Proceeds from issuance of Class A ordinary shares upon IPO, net of issuance costs	—	441,166	—	—
Proceeds from issuance of Series C convertible redeemable preferred shares, net of issuance costs	338,142	—	—	—
Cash receipts from loan companies (Note 12)	36,797	10,595	—	—
Cash payment for repurchase employee vested share options	(1,826)	(2,243)	—	—
Cash payment for repurchase ordinary shares (Note 15)	—	—	(10,730)	(1,541)
Prepayment for repurchase of ordinary shares (Note 8)			(6,711)	(964)
Repayment of cash to loan companies (Note 12)	—	(5,540)	—	—

Net cash provided by/(used in) financing activities	377,191	443,978	(16,344)	(2,347)

Net increase/(decrease) in cash and cash equivalents	386,972	(86,680)	(64,262)	(9,230)
Effect of exchange rate changes on cash and cash equivalents	(11,790)	14,919	2,522	362
Cash and cash equivalents at the beginning of year	41,301	416,483	344,722	49,516

Cash, cash equivalents and restricted cash at the end of year	416,483	344,722	282,982	40,648

Supplemental schedule of non-cash operating activities:
Non-cash settlement related to interest expenses and service fee, net	(3,202)	304	—	—
Supplemental schedule of non-cash investing and financing activities:
Accounts payable related to the purchase of property and equipment	473	86	2,533	364
Payables related to the purchase of copyright	—	—	13,295	1,910
Accrued liabilities and other current liabilities related to repurchase of employee options	2,243	—	—	—
Non—cash settlement related to repayment of loan and corresponding de-recognition of related receivables (Note 12)	3,391	34,172	7,187	1,032
Accretion on redeemable preferred shares	26,817	28,017	—	—
Other receivables related to share options settlement (Note 8)	—	—	867	125

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

As of December 31, 2019, the Company’s major subsidiaries, major VIEs and VIE’s subsidiaries are as follows:

Company Name	Date of establishment	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries of the Company:
LingoChamp US Inc.	Established on August 15, 2017	US	100%	AI lab operation
LingoChamp (HK) Limited	Established on August 29, 2013	Hong Kong	100%	Investment holding
Yuguan Information Technology (Shanghai) Co., Ltd. (“Yuguan WFOE”)	Established on November 19, 2013	PRC	100%	Technology development
Yuling Culture Communication (Shanghai) Co., Ltd. (“Yuling WFOE”)	Established on October 13, 2015	PRC	100%	Provision of cross-border loan arrangement
Variable Interest Entity (“VIEs”)
Shanghai Liulishuo Information and Technology Co., Ltd. (“Shanghai Liulishuo” or “Shanghai Liulishuo VIE”)	Established on May 17, 2013	PRC	100%	Provision of English learning services
Shanghai Mengfan Culture Communication Co., Ltd. (“Mengfan” or “Mengfan VIE”)	Established on December 8, 2014	PRC	100%	Provision of marketing support services
Shanghai Mengfan Education Training Co., Ltd. (“Mengfan Education” or “Mengfan Education VIE”)	Established on April 18, 2019	PRC	100%	Provision of English learning service
Subsidiary of Variable Interest Entity (“VIE subsidiary”)
Wuhan Liulishuo Information and Technology Co., Ltd. (“Wuhan Liulishuo”)	Established on January 14, 2019	PRC	100%	Provision of marketing support service

(b)	Reorganization

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

By entering into a series of commercial agreements in 2013, 2014 (revised in May 2018) and a new commercial agreement in April 2019 (the “VIE Agreements”), Shanghai Liulishuo, Mengfan, Jiangsu Liulishuo and Mengfan Education became VIEs on December 19, 2013, December 8, 2014, May 29, 2018 and April 22, 2019, respectively, whose primary beneficiaries are Yuguan WFOE and shareholders of Shanghai Liulishuo, Mengfan, Jiangsu Liulishuo and Mengfan Education became the “Nominee Shareholders” of Shanghai Liulishuo, Mengfan, Jiangsu Liulishuo and Mengfan Education, respectively. The Company has therefore consolidated the financial statements of VIEs.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Please refer to below discussions for the contractual agreements.

(c)	VIE arrangements

There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing internet and other business in the PRC. To comply with the relevant PRC laws and regulations, the Company operates substantially all of its business through its VIEs. To provide the Company the control of the VIEs, Yuguan WFOE entered into a series of contractual arrangements with the VIEs or its equity holders as follows:

Contractual Agreements with VIEs

Exclusive Technology Services Agreements

Under the exclusive technology services agreements entered into between the VIEs and Yuguan WFOE, Yuguan WFOE has the exclusive right to provide to the VIEs technology support, business management consulting, marketing consultation, products research and development and technology services which are related to all of the business operations of the VIEs. Yuguan WFOE owns the exclusive ownership of intellectual property rights created because of the performance of this agreement. In return for these services, the VIEs shall pay Yuguan WFOE an annual service fee, which subject to the determination by Yuguan WFOE at its sole discretion. The term of this agreement will expire in 30 years from its establishment and then be automatically renewed except that Yuguan WFOE is entitled to terminate the agreement upon the expiration of such 30-year term as long as a 30-day prior written termination notice is provided to the VIEs. There was no service fee paid and payable from the VIEs to Yuguan WFOE for the year ended December 31, 2017, and the service fee charged by Yuguan WFOE to the VIEs for the years ended December 31, 2018 and 2019 was RMB 285,240 and RMB 600,999, respectively. As of December 31, 2019, RMB 147,584 service fee was remaining to be paid by the VIEs.

Exclusive Call Option Agreements

Under the exclusive call option agreements entered into among the VIEs, Yuguan WFOE and each of the equity holders of the VIEs, each of the equity holders of the VIEs irrevocably granted Yuguan WFOE an exclusive option to purchase, or have its designated representatives to purchase, to the extent permitted under the PRC law, all or part of his or its equity interests in the VIEs and all or part of assets of the VIEs. Yuguan WFOE or its designated representatives have sole discretion as to when to exercise such options, either in part or in full. The exercise prices for the VIEs shall be the higher of the capital contribution amount for the relevant equity interests, or net book value of such assets, or the lowest allowable purchase amount permitted by the PRC law. Without Yuguan WFOE’s prior written consent, the VIEs’ equity holders shall not sell, transfer, mortgage or otherwise dispose their equity interests in the VIEs. The agreements expire upon transfer of all equity interest and assets of the VIEs to Yuguan WFOE or its designated representatives.

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

Equity Pledge Agreements

Pursuant to the equity pledge agreements among Yuguan WFOE, the VIEs and the equity holders of the VIEs, the equity holders of the VIEs shall pledge all of their equity interests in the VIEs to Yuguan WFOE to guarantee the performance by the VIEs and the equity holders’ performance of their respective obligations under the exclusive call option agreements, exclusive technology services agreements, the proxy agreements, the equity pledge agreements and the loan agreement in relation to Mengfan Education. The pledge will be effective upon registration with the local branch of the SAMR. In enforcing the pledge, if the VIEs and/or their shareholders breach their contractual obligations under those agreements, Yuguan WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests.

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

Loan Agreement

The equity interests holders of Mengfan Education and Yuguan also entered into a loan agreement. Pursuant to the loan agreement, Yuguan has agreed to extend an interest-free loan in an aggregate amount of RMB1.0 million to the shareholders of Mengfan Education solely for the capitalization of Mengfan Education. Pursuant to the loan agreements, Yuguan has the right to require repayment of the loans upon delivery of thirty-day’s prior notice to the shareholders, and the shareholders shall repay the loans by sale of their equity interests in Mengfan Education to Yuguan or its designated persons if required by Yuguan, or other methods as determined by the board of Yuguan.

Through the aforementioned contractual agreements, the Company has the ability to:

•

exercise effective control over the VIEs whereby having the power to direct Shanghai Liulishuo, Mengfan, Jiangsu Liulishuo and Mengfan Education’s activities that most significantly drive the economic results of them;

•

receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from Shanghai Liulishuo, Mengfan, Jiangsu Liulishuo and Mengfan Education as if it was their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Shanghai Liulishuo, Mengfan, Jiangsu Liulishuo and Mengfan Education.

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

(d)	Combined financial information of the VIEs and VIEs’ subsidiary

The following combined financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2018	2019
Assets
Current assets
Cash and cash equivalents	58,068	137,364
Restricted cash	—	100
Accounts receivable, net	14,403	7,360
Amounts due from inter-company entities	3,185	3,258
Prepayments and other current assets	93,320	60,942

Total current assets	168,976	209,024

Non-current assets
Property and equipment, net	15,004	34,815
Operating lease right-of-use assets, net	—	113,616
Other non-current assets	7,250	6,023
Deferred tax assets	16,940	15,336

Total non-current assets	39,194	169,790

Total assets	208,170	378,814

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	As of December 31,
	2018	2019
Liabilities
Current liabilities
Accounts payable	58,038	91,896
Amounts due to inter-company entities	144,029	219,744
Deferred revenue, current	477,595	695,971
Salary and welfare payable	44,774	73,946
Tax payable	46,031	46,823
Operating lease liability, current	—	29,119
Accrued liabilities and other current liabilities	14,999	11,938

Total current liabilities	785,466	1,169,437

Deferred revenue, non-current	32	—
Operating lease liability, non-current	—	83,282
Other non-current liabilities	1,000	1,000

Total non-current liabilities	1,032	84,282

Total liabilities	786,498	1,253,719

	For the years ended December 31,
	2017	2018	2019
Net revenues	165,153	637,034	1,023,213
Net loss	(170,886)	(387,668)	(298,596)

	For the years ended December 31,
	2017	2018	2019
Net cash (used in)/ provided by operating activities	(15,837)	48,285	109,999
Net cash used in investing activities	(3,172)	(15,538)	(31,603)
Net cash provided by financing activities	36,797	5,055	1,000

Net increase in cash, cash equivalents and restricted cash	17,788	37,802	79,396

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without restrictions. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the respective VIE, except for registered capital, as of December 31, 2018 and 2019. As the VIEs are incorporated as limited liability Companies under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

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

In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, which became effective on January 1, 2020 and replaced the major existing laws and regulations governing foreign investment in the PRC. The approved Foreign Investment Law does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. As the 2019 PRC Foreign Investment Law is newly adopted and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 PRC Foreign Investment Law, the possibility can’t be ruled out that the VIE structure adopted by the Group may be deemed as a method of foreign investment by, any of such future laws, regulations and rules, which cause significant uncertainties as to whether the Group’s VIE structures would be treated as a method of foreign investment. If the Group’s VIE structure would be deemed as a method of foreign investment under any of such future laws, regulations and rules, and any of the Group’s businesses operation would fall in the “negative list” for foreign investment that is subject to any foreign investment restrictions or prohibitions, the Group would be required to take further actions to comply with such laws, regulations and rules, which may materially and adversely affect the Group’s current corporate structure, corporate governance, business, financial conditions and results of operations.

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

The Group has been incurring losses from operations since inception. The Group incurred net loss of RMB 242,760, RMB 488,066 and RMB 574,781 for years ended December 31, 2017, 2018 and 2019, respectively. Accumulated deficits amounted to RMB 936,868 and RMB 1,511,649 as of December 31, 2018 and 2019, respectively. Net cash used in operating activities were RMB 60,120, RMB 112,942 and RMB 148,164 for years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, the Group had a total shareholders’ deficit of RMB 324,805 and the current liabilities exceed the current assets by RMB 467,645. As of December 31, 2019, the Group’s balance of cash and cash equivalents and short term investments was RMB 281,166 and RMB 269,643 respectively.

The Group’s ability to continue as a going concern is dependent on its ability to generate cash from operating activities which include increasing revenue while controlling operating cost and expenses to generate positive operating cash flows. Based on cash flows projection from operating activities and existing balance of cash and cash equivalents and short term investments, management believes the Group has sufficient funds for sustainable operations and it will be able to meet its payment obligations from operations and debt related commitments for the next twelve months from the issuance of the consolidated financial statements.

Based on the above considerations, the Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

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

The Company believes that revenue recognition, liabilities related to incentive programs, consolidation of VIEs, determination of share-based compensation, impairment assessment of long lived assets, the valuation allowance of deferred tax assets and income tax expenses reflect more significant estimates used in the preparation of its consolidated financial statements.

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

(d)	Functional Currency and Foreign Currency Translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of the PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

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

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of the PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at the average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity (deficit) on the consolidated financial statements. The exchange rates used for translation on December 31, 2018 and 2019 were US$1.00=RMB 6.8632 and RMB 6.9762, respectively, representing the index rates stipulated by the People’s Bank of China.

(e)	Convenience Translation

The unaudited US$ amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1 = RMB 6.9618 on December 31, 2019, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.

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

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, accounts payable, and other liabilities.

As of December 31, 2018 and 2019, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

On a recurring basis, the Group measures its short-term investments at fair value.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Level 1	Level 2	Level 3	Balance at fair value
As of December 2018
Assets
Short-term investments—Wealth management products	—	391,736	—	391,736

As of December 2019
Assets
Short-term investments—Wealth management products	—	240,948	—	240,948

(g)	Cash and Cash Equivalents

Cash and cash equivalents include cash in bank placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(h)	Short-term investments

Short-term investments include time deposits with original maturities between three months and one year with banks in the PRC, and investments in wealth management products issued by certain banks with maturities between three months and one year. The wealth management products are unsecured with variable interest rates. In accordance with ASC 825, for investments in financial instruments with a variable interest rate referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as unrealized gains in investments. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(i)	Accounts receivable, net

Accounts receivable primarily consists of the subscription fee for the courses that have been consumed by customers, while still due from distribution channels, online commerce platform partners (the “Third Parties”), respectively, mainly due to timing difference between the Company’s receipts from the Third Parties versus the Third Parties’ cash receipts from customers. The subscription fee for the courses that have not been consumed by customers but received by Third Parties is recorded as other current assets (Note 8). Part of the accounts receivable may also be due from the customers under the installment payment arrangement (Note 12).

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

Investment in equity fund represents the Company’s investment in private equity fund as a limited partnerships. The Company’s limited partnerships is considered as minor with no virtually influence over the operating and financial policies of the fund. The investment is measured at cost less impairment since its fair value is not readily determinable and adjusted for subsequent observable price changes in any. Gains are recognized as other income when distribution are declared by the fund.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(k)	Intangible assets

Intangible assets purchased and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, domain name and copyright, which are amortized on a straight-line basis over their useful lives, ranging from 2 to 5 years. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. No impairment of intangible assets was recognized for the year ended December 31, 2019, 2018 and 2017.

(l)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	over the shorter of lease terms or estimated useful lives of the assets
Office equipments	3-5 years
Software	3 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive loss.

(m)	Impairment of long-lived assets

For other long-lived assets including property and equipment and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group recorded an impairment charge of RMB 6,857 for leasehold improvements related to a rental office space which had been vacant and unused by the Company for operation in general and administrative expenses for the year ended December 31, 2019.

(n)	Deferred Revenue

Cash proceeds received from customers for on-line courses are initially recorded as deferred revenue and are recognized as revenues when revenue recognition criteria are met.

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

The Group provides online English learning service to customers through its self-developed mobile apps, English Liulishuo, Liuli Reading and Kids Liulishuo. The Group generates revenue by offering a variety of courses to its customers. The Group primarily offers two types of course packages, namely prepaid standard courses and prepaid multiple course packages. Prepaid standard courses, such as DongNi English, Liuli Reading and Phonics Course for kids, allow customers to purchase courses to be consumed over a certain period of time. Prepaid multiple course packages which contain prepaid standard courses and course credits for one-to-one tutoring sessions with contract human teachers are provided as the Group’s premium services, allow customers to purchase multiple courses for use before a certain expiration date. The customers purchase the services by subscribing to prepaid standard courses, prepaid multiple course packages or other courses either directly from the Group or through online commerce platform partners. Subscription fee is generally paid in advance and is initially recorded as deferred revenue.

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

The Group has assessed all variable considerations identified when determining the transaction price and such assessment requires the Company to consider various forms that the variable considerations may take. To incentivize the subscription of its prepaid courses, the Group selectively offers performance-based or behavior-based refunds to its customers who subscribe the prepaid courses. The amount of refund is fixed and pre-determined which may be larger than the subscription fee. In the case that refund amount is larger than customer’s individual cumulative revenue basis, the Group recognizes such negative revenue as selling expenses. There were negative revenue amount of RMB 129, RMB 6,465 and RMB 2,353 recorded in selling expenses for the years ended December 31, 2017, 2018 and 2019, respectively. Prepaid courses consist of two types of revenue models—the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized ratably over the contractual course period as services are provided. Under the refundable course model, a customer is eligible to obtain a refund if the customer achieves certain agreed performance goals or behavior goals, including but not limited to completing a minimum number of learning hours within a set period of time, achieving a minimum number of course sharing on social networking app within the contractual course period, achieving various measures of learning efficiency and receiving a certain overall score for each course in the package. Based on the historical records of performance-based or behavior-based refunds, the Group estimates a refund rate that constitutes a reduction of the transaction price to recognize the revenues ratably as services are provided over the contractual course period. When there are no sufficient historical records for the Group’s estimation, revenue will not be recognized until uncertainty associated with the variable considerations is resolved. Except for the aforementioned performance-based or behavior-based refunds to its customers, there is no other circumstance causes variability in the considerations.

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

Prepaid standard courses

Prepaid standard courses include the Group’s standard DongNi English, Liuli Reading and Phonics course corresponding to customers’ proficiency levels. Such courses typically range from 30 days to 360 days. A customer can access the standard course without limit within such customer’s fixed contract period. Revenue is recognized on a straight-line basis over the contractual course period.

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

User Incentive Program

The Group’s customers are registered users of its mobile app who have subscribed for the courses of the Group. The Group has incentive programs for its registered users to enhance user stickiness and to incentivize the use of the Group’s platform. The Group offers points to the registered users who refer new registered users to its mobile app, or when they participate in various free activities in the Group’s mobile app. The points can be redeemed for free gifts. The offering and the use of the points are not associated with revenue transactions. The estimated incremental costs related to free gifts are recognized as the Group’s sales and marketing expenses.

Value-added tax

The Group’s revenue is subject to value-added tax (“VAT”) for the periods presented. VAT payable is permitted to offset input VAT supported by valid VAT invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the Group on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

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

Sales and marketing expenses consist primarily of branding and marketing expenses, salary and welfare for sales and marketing personnel, commission to distribution channels (mobile app stores) and online commerce platform partners, payment processing expenses, reward to registered users related to incentive programs and rental expenses in associated with sales and marketing personnel. The branding and marketing expenses amounted to RMB 165,085 and RMB 350,669 and RMB 519,719 for the years ended December 31, 2017, 2018 and 2019, respectively.

The incremental costs of obtaining a contract are those costs that the Company incurs to obtain a contract with the customer that it would not have incurred if the contract had not been obtained. The Company recognizes the incremental costs of obtaining a contract, including the commission to distribution channels (mobile app stores) and online commerce platform partners, as an asset and amortize over the period of expected benefit. Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2017, 2018 and 2019, the incremental cost capitalized as assets were not material.

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

Prior to the adoption of ASC 842 on January 1, 2019:

Leases, mainly leases of offices, where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. The Group had no capital leases for any of the years stated herein.

Upon and hereafter the adoption of ASC 842 on January 1, 2019:

The Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liability, current and non-current in the Group’s consolidated balance sheets. Please refer to Note 2(af) and Note 13 for the disclosures regarding the Group’s method of adoption of ASC 842 and the impacts of adoption on its financial position, results of operations and cash flows. The Group does not have any finance leases as of the adoption date or December 31, 2019.

ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate, which it calculates based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

ASC 842 also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. The Company elects not to adopt this practical expedient.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognized income tax expenses due to uncertain tax position for the year ended December 31, 2017, 2018 and 2019 amounted to nil, RMB 41,100, and nil, respectively (Note 19).

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

(y)	Treasury stock

Effective November 8, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$20 million worth of outstanding ADSs of the Company, every one of which represents one class A ordinary share, from time to time over the next 12 months. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this program from its existing funds.

These repurchased ADSs were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. Up to December 31, 2019, 591,200 outstanding ADSs (591,200 shares) were repurchased with a total consideration of US$1,541 (RMB10,730) on the open market, at a weighted average price of US$2.61 per ADS.

(z)	Statutory reserves

The Group’s subsidiaries, consolidated VIE and its subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with the PRC accounting standards and regulations (“PRC GAAP”).

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

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(aa)	Related parties

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

(ab)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2017, 2018 and 2019, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ac)	Loss per share

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

(ad)	Comprehensive loss

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

(ae)	Segment reporting

Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment. The Group does not have any other geography besides the PRC that has above 10% of revenues or long-lived assets. Hence, the Group has only one operating segment and one reportable segment.

(af)	Recently adopted accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification determines whether lease expense is recognized over the lease term based on an effective interest method for financing leases or on a straight-line basis for operating leases. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. For public entities, the guidance was effective for annual reporting periods beginning after December 15, 2018 and for interim periods within those fiscal years.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The Company adopted ASC 842 using the modified retrospective transition approach, to be applied to leases existing as of, or entered into after, January 1, 2019. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods. The Company’s accounting policy under ASC 842, as well as the optional practical expedients elected, has been detailed in accounting policy (u) Operating leases above.

In connection with the adoption of ASC 842, on January 1, 2019, the Company recorded an impact of RMB160 million on its assets and RMB160 million on its liabilities for the recognition of operating lease right-of-use-assets and operating lease liabilities, respectively, which are primarily related to the lease of the Company’s office spaces.

In February 2018, the Financial Accounting Standard Board (“FASB”) issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220)—Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, to allow entities to reclassify the income tax effects of tax reform legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) on items within accumulated other comprehensive income to retained earnings. ASU 2018-02 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Company adopted ASU 2018-02 on January 1, 2019 and the adoption did not have a material impact on the Company’s consolidated financial statements and the related disclosures.

(ag)	Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, modify the impairment model for available-for-sale debt securities and provide for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The ASU is effective for public companies for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The FASB further issued Accounting Standards Update No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2018-19, Accounting Standards Update No. 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-04, Accounting Standards Update No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief,” or ASU 2019-05, Accounting Standards Update No. 2019-10, “Financial Instruments—Credit Losses (Topic 326): Effective Dates,” or ASU 2019-10 and Accounting Standards Update No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses,” or ASU 2019-11. The amendments in these ASUs provide clarifications to ASU 2016-13.

The Company will adopt ASU 2016-13 and the related clarifications effective January 1, 2020. The Company does not expect the adoption of new standard to have a material effect on the Company’s consolidated financial statements.

In August 2018 the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard eliminates, adds and modifies certain disclosure requirements for fair value measurements in ASC 820, Fair Value Measurement, as part of its disclosure framework project. ASU 2018-13 is effective for the Company beginning January 1, 2020. The amendments in ASU 2018-13 that relate to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments in ASU 2018-13 should be applied retrospectively to all periods presented upon their effective date. The Company does not expect the adoption of new standard to have a material impact on the Company’s disclosures.

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for the Company beginning on January 1, 2021. Early adoption of the amendments is permitted. The Company is currently evaluating the impact of ASU 2019-12 on its consolidated financial statements.

3.	Risks and Concentration

(a)	PRC regulations

(1)	Historical non-compliance due to lack of ICP license

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

Through Shanghai Liulishuo VIE, the Company has provided online English learning courses and services through mobile apps since 2013. Prior to the promulgation of the Classified Catalog of Telecommunications Services (2015 Version), effective from March 2016, or the 2016 MIIT Catalog, the scope of VATS was defined in an earlier version of the catalog. Pursuant to that previous version of the catalog, information service, categorized as a type of VATS, was defined as “the voice information services (telephone information services) or online information and data retrieval and other information services directly provided for end users through the fixed networks, mobile networks or internet and other public communications networks by means of information gathering, development, processing and the construction of the information platform”. It was unclear whether information service provided through the Company’s mobile apps fell in the scope of VATS. The 2016 MIIT Catalog revised the definition of information service as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Further, MIIT issued a Q&A to clarify certain issues in implementing the 2016 MIIT Catalog, which requires internet information service providers that provide service through mobile apps to obtain an ICP License. However, different local authorities may have different interpretations and implementation in practice.

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

The Group’s credit risk arises from cash and cash equivalents, restricted cash, short-term investments, prepayments and other current assets, and accounts receivable. The carrying amounts of these financial instruments represent the maximum amount of loss due to credit risk.

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

Accounts receivable is typically unsecured and are derived from revenue earned either directly from customers or through distribution channels and online commerce platform partners. The Group’s business model requires the users to make full prepayment for the course subscribed and the payment collection is made through reputable distribution channels and online commerce platform partners. The risk with respect to accounts receivable is low and also mitigated by credit evaluations performed on them.

(i)	Concentration of revenues

No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2017, 2018 and 2019.

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

The following table summarized entities with greater than 10% of the accounts receivable:

	As of December 31,
	2018	2019
Distribution channel A	21%	56%
Distribution channel B	53%	25%

4	Significant equity transactions

Initial public offering (“IPO”)

On October 1, 2018, the Company completed its IPO on the New York Stock Exchange under the symbol of “LAIX”. The Company offered 5,750,000 American Depositary Shares (“ADS”). Each ADS represents one Class A ordinary share and was sold to the public at US$12.50 per ADS. Net proceeds raised by the Company from the IPO in total amounted to approximately RMB 441,166 (US$64,130) after deducting underwriting discounts and commissions and other offering expenses.

Upon the completion of the IPO, all classes of preferred shares of the Company were converted and designated as Class A ordinary shares on a one-for-one basis.

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

Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2018 and 2019. The overseas cash and cash equivalents are primarily held by the Company and its subsidiaries in Hong Kong and US.

	RMB amount (RMB denominated)			RMB equivalent amount (US$ denominated)			Total
	Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE
December 31, 2018	6,929	3,185	58,068	194,066	82,474	—	344,722
December 31, 2019	6,607	13,453	137,364	65,059	58,683	—	281,166

6.	Restricted cash

Restricted cash mainly represents the cash proceeds from the exercise of share options by the Company’s employee, executives and directors held in a bank account which have yet to be transmitted to them.

	As of December 31,
	2018	2019
Restricted cash for exercise of share options to be transmitted to employees	—	1,716
Cash deposit held in designated bank account	—	100

Total restricted cash	—	1,816

7.	Accounts receivable, net

	As of December 31,
	2018	2019
Accounts receivable, gross	14,403	7,360
Less: allowance for doubtful accounts	—	—

Accounts receivable, net	14,403	7,360

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

8.	Other assets

The other assets consist of the following:

	As of December 31,
	2018	2019
Prepayment and other current assets
Subscription fees receivables due from distribution channels and online commerce platform partners for unconsumed courses	28,580	20,597
Value-added tax receivable	13,352	17,405
Receivables from payment- processing- service providers	31,793	6,335
Prepayment for share repurchase program (Note 15)	—	6,711
Prepaid advertising fees	5,856	5,788
Prepaid insurance fees	4,245	4,938
Payment for digital contents (b)	—	4,921
Gift goods to be used in promotion and incentive programs	—	4,775
Loans and advance to employees (a)	4,972	4,437
Prepayments of service fees	2,835	3,216
Prepayment of software license fee	—	2,278
Rental deposits refundable within one year	6,619	1,878
Prepaid rental fee	9,046	1,291
Others	2,254	2,217

Total repayment and other current assets	109,552	86,787

Non-current
Long-term rental deposits	7,370	8,447
Prepayment for property and equipment	4,641	—

Total non-current	12,011	8,447

(a)

Loans and advance to employees consists of 1) loans to the employees of RMB 3,499 (US$503) for the payment of individual income tax for the granted options. These loans are interest free and will be repaid upon the options are exercised; and 2) advance to employees of RMB 71 (US$10) for future travel and other business related purpose. 3) receivables from employees for the option exercised price of RMB 867 (US$125).

(b)

Payment for digital contents represent the payment to a publisher for the textual and graphical contents of English books of which the control has been obtained. The digital contents obtained will be used to develop the courses for mobile apps and the respective content costs will be realized into cost of revenue along with the revenue recognition of the subscription to the courses.

9.	Property and equipment, net

Property and equipment consist of the following:

	As of December 31,
	2018	2019
Cost:
Leasehold improvements	8,802	68,987
Office equipment	15,306	36,009
Software	—	1,651
Construction in progress - leasehold improvements	26,364	—

Total cost	50,472	106,647
Less: Accumulated depreciation	(7,866)	(28,153)
Less: Impairment loss	—	(6,857)

Property and equipment, net	42,606	71,637

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Depreciation expense recognized for the years ended December 31, 2017, 2018 and 2019 are summarized as follows:

	For the years ended December 31,
	2017	2018	2019
Cost of revenues	90	810	4,095
Sales and marketing expenses	782	3,865	12,801
Research and development	110	894	2,729
General and administrative expenses	45	285	662

Total	1,027	5,854	20,287

10.	Intangible assets

	As of December 31,
	2018	2019
Copyright (Note 12(b))	—	15,573
Computer software	862	862
Domain name	484	484
Less: Accumulated amortization	(57)	(1,357)
Add: translation difference	—	(21)

Intangible assets, net	1,289	15,541

Amortization expense was nil, RMB 57 and RMB 1,300 for the years ended December 31, 2017, 2018 and 2019, respectively.

The Company will record estimated amortization expenses of RMB 5,453, RMB 4,315, RMB 2,871, RMB 1,836, RMB411 and

RMB 171 for the years ending December 31, 2020, 2021, 2022, 2023, 2024 and thereafter, respectively.

11.	Tax payable

	As of December 31,
	2018	2019
Uncertain tax position	41,100	41,100
Withholding individual income tax	16,933	33,153
Value added tax	230	87
Income tax	618	—

Total	58,881	74,340

The Group’s revenues are subject to value-added tax at a rate of 6%.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

12.	Accrued liabilities and other liabilities

	As of December 31,
	2018	2019
Accrued liabilities and other current liabilities
Government grant	1,000	6,070
Payables related to professional service fee	5,750	3,700
Payables to employees related to net proceeds from share options exercised	—	1,716
Refund from depository bank - current	—	1,011
Payable to third party loan companies (a)	7,187	—
Others	2,169	2,947

Total	16,106	15,444

Non-Current
Government grant	1,000	1,000
Payables related to copyright (b)	—	8,707
Refund from depository bank - non-current	—	2,734

Total	1,000	12,441

a)

The Group, in cooperation with third-party financing institutions (“loan companies”), offers an interest-free installment payment option to its customers. The loan companies remit the subscription fee to the Group for the borrowing customers to complete their purchase of the course. The borrowing customers are obligated to repay the loan in pre-agreed installments over the periods ranging from 3 months to 12 months to the loan companies. According to the arrangement with the loan companies, the Group is obligated to repay to the loan companies for any default in repayment by the borrowing customers. The Group also agrees with the loan companies to bear the borrowing customers’ interest expense and related service fees, which is recorded as loan payables and prepayment of interest and service fee to loan companies respectively (Note 8). The prepayment of interest expenses and service fee are amortized during the installment period and recorded in other expense. The Group considers such arrangement as its own financing activity given the arrangement is full recourse in nature. Based on the considerations that there is no difference between the amount of promised consideration and the cash selling price of the promised services, in addition the actual length of time between when the Group transfers the promised services to the customer and when the customer pays for those services has been within one year, the Group has assessed and concludes that there is no significant financing component in place within these installment arrangements as a practical expedient in accordance with ASC 606-10-32-18.

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

The Company repays the outstanding loan principle corresponding to remaining undelivered learning services to the loan company when the borrowing customers withdraw contracts with the Group. For the year ended December 31, 2017, 2018 and 2019, the amount of cash repayment was nil, RMB 5,540, and nil after netting off with the prepaid interest expenses.

b)	The Group purchased copyrights from third party copyright owners for the purpose of new product development and recorded liability for the payment not yet settled.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

13.	Leases

The Company leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are five years or less. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Company’s leases qualify as operating leases. With the adoption of the new leasing standard ASU No. 2016-02, the Company has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments, discounted at 5.7%, the Company’s incremental borrowing rate, over the expected term. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

Information related to operating leases as of December 31, 2019 is as follows (in thousands, except for percentages and years).

As of December 31,
2019
Assets
Operating lease right of use assets, net	155,525
Liabilities
Operating lease liabilities, current	37,009
Operating lease liabilities, non-current	117,124
Weighted average remaining lease term (years)	3.97
Weighted average discount rate	5.70%

Information related to operating lease activity during the year ended December 31, 2019 is as follows:

As of December 31,
2019
Operating lease rental expense
Amortization of right of use assets	32,301
Expense for short-term leases within 12 months	12,369
Interest of lease liabilities	8,480

53,150

Supplemental cash flow information related to leases was as follows:

For the Year ended December 31,
2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payment	42,228
Right-of-use assets obtained in exchange for lease obligations:
Operating lease liabilities	26,840

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Future annual minimum lease payments for operating leases as of December 31, 2018 under ASC 840 were as follows:

As of December 31,
2018
2019	36,754
2020	33,521
2021	37,397
2022	37,107
2023	32,359
Thereafter	7,668

Total	184,806

Maturities of lease liabilities were as follows:

As of December 31,
2019
2020	44,430
2021	47,130
2022	39,540
2023	32,359
2024	7,668

Total undiscounted lease payment	171,127
Less: imputed interest	(16,994)

Total lease liabilities	154,133

14.	Convertible redeemable preferred shares

On October 1, 2018, immediately prior to the completion of the Company’s initial public offering, all of the convertible redeemable preferred shares were converted to Class A ordinary shares. Prior to their conversion, the convertible redeemable preferred shares were entitled to certain privileges over ordinary shares with respects to conversion, redemption, dividends and liquidation. The transaction and impact for the years ended December 31, 2017 and 2018 is disclosed as below.

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

In case of insufficient funds and distribution of redemption payments

If the Company’s assets or funds which are legally available on the date of redemption payment are insufficient, or if the Company is otherwise prohibited by applicable law from making such redemption payment, those assets or funds which are legally available shall be used to pay, to the extent permitted by applicable law, the holders of Preferred Shares in the following sequence: (i) first, pay the Series C Redemption Price to the holders of Series C Shares, pari passu as amongst themselves, (ii) second, after the full payment of the Series C Redemption Price, pay the Series B Redemption Price to the holders of Series B Shares, pari passu as amongst themselves, and (iii) third, after the full payment of the Series C and the Series B Redemption Price, pay the Pre-B Redemption Price to the holders of Pre-B Shares, pari passu as amongst themselves. For the redemption payment that is paid in full by the Company, the Company shall issue a one-year note (bearing 15% simple interest per annum) to such holder (the “Redemption Note”). For the years ended December 31, 2017, 2018, the Company did not issue such Redemption Note.

Accounting for Preferred Shares

Prior to the issuance of the Series A Preferred Shares, the Company classified the Series Seed Preferred Shares as permanent equity which was not redeemable. Upon the issuance of the Series A Preferred Shares, the Company reclassified the Series Seed Preferred Shares, along with all other series of the Preferred Shares as the mezzanine equity because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events that are outside of the Company’s control. The initial carrying value for the Preferred Shares are recorded at fair value, net of any issuance costs. For the years ended December 31, 2017 and 2018, the issuance costs incurred were RMB 1,940 and RMB nil, respectively.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

For each reporting period, the Company recorded accretions on the Preferred Shares to the respective redemption value by using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital, or in the absence of additional paid-in-capital, by charges to accumulated deficit. The accretion of the Preferred Shares was RMB26,817 (US$4,122) and RMB 28,017 (US$ 4,075) for the years ended December 31, 2017 and 2018.

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

From both quantitative and qualitative perspectives, the Company assessed the impact of the above modifications and concluded that these amendments represent modifications rather than extinguishment of the Preferred Shares. The Company also evaluated and concluded the impact of above modifications as immaterial for the years ended December 31, 2017 and 2018.

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

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

15.	Ordinary shares

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

The proceeds of the subscription capital from founding shareholders of RMB122 (US$17) were remained outstanding and such amount was presented as subscriptions receivable, a contra-equity balance on the consolidated balance sheets as of December 31, 2018 and 2019.

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

On October 1, 2018, the Company consummated its IPO on the New York Stock Exchange with a total 5,750,000 Class A ordinary shares issued at a price of US$12.5 per share. After deducting underwriting discounts and commissions and other offering expenses, the net proceeds raised from the IPO amounted to approximately RMB441,166 (US$64,130). Immediately prior to the completion of the Company’s initial public offering, all of the Preferred Shares were converted to Class A ordinary shares based on the conversion price.

Effective November 14, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$20 million worth of outstanding ADSs of the Company, every one of which represents one class A ordinary share, from time to time over the next 12 months. The Company paid total prepayment of US$2,500 (RMB17,441) for share repurchase. Up to December 31, 2019, 591,200 outstanding ADSs (591,200 shares) were repurchased with a total consideration of US$1,541 (RMB10,730) on the open market, at a weighted average price of US$2.61 per ADS (Note 2(y)) and the Company recognized prepayment for share repurchase program of US$ 964 (RMB 6,711) as of December 31, 2019 (Note 8).

16.	Share-based compensation

On May 26, 2014, the Company adopted its 2014 Equity Incentive Plan (the “2014 Plan”), which permitted the grant of restricted shares, restricted share units, options and share appreciation rights to the employees, directors and consultants of the Company. Under the 2014 Plan, a total of 2,627,250 Class A ordinary shares were initially reserved for issuance. The 2014 Plan is valid and effective for a term of 10 years commencing from its adoption. On July 14, 2015, the Board of Director passed a resolution to increase the number of shares reserved for issuance under the 2014 Plan by 957,405 Class A ordinary shares to 3,584,655 Class A ordinary shares.

On July 14, 2015, the Company repurchased and canceled vested 44,000 options held by 3 employees at the price of US$161 per share. The consideration that exceeded the fair value of the options at the date the repurchase with amount of RMB 482 (US$79) was charged as operating expenses with a corresponding credit to the equity.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

On June 13, 2017, the number of ordinary shares reserved for option issuance under the 2014 Plan increased to 5,519,737 Class A ordinary shares. Concurrently, the Company repurchased and canceled 63,545 options held by 5 employees at the price of RMB 4,069 (US$599). The consideration that exceeded the fair value of the options at the date the repurchase with amount of RMB 1,685 (US$248) was charged as operating expenses with a corresponding credit to the equity. After which, a total of 5,456,192 Class A ordinary shares are reserved for option issuance pursuant to the 2014 Plan.

The Company concluded above two repurchases were isolated cases that was not considered as frequent, and the likelihood to recur is remote. Since there is no repurchase obligation in the 2014 Plan, the Company’s such repurchase action does not prevent the awards from being equity-classified.

On July 31, 2018, the Board of Directors of the Company approved its 2018 Share Incentive Plan (the “2018 Plan”). Under the 2018 Plan, share-based awards such as share options, restricted shares, restricted share units and share appreciation rights may be granted. The 2018 Plan is valid and effective for a term of ten years commencing from its adoption. The maximum aggregate number of ordinary shares which may be issued pursuant to all share-based awards under the 2018 Plan is (i) initially 5% of total authorized ordinary shares after completion of the Company’s IPO, and (ii) an increase not exceeding 1.5% of the total issued and outstanding ordinary shares as of December 31 of the respective preceding year. The aggregate size shall not exceed 5% of the total number of issued and outstanding shares at any given time, and the number of shares reserved for issuance under the 2018 Plan was 2,251,612 as of December 31, 2019.

The Company only granted share options under the 2014 Plan and the 2018 Plan to its employees and directors. The option granted are vested upon satisfaction of service condition, which is generally satisfied over four years. The granted option are annually vested on the last day of each anniversary. There were no other vesting conditions for all the awards under the 2014 Plan and the 2018 Plan.

Share-based compensation expense related to the option awards granted to the employees amounted to RMB 8,518, RMB 45,473 and RMB 26,683 for the years ended December 31, 2017, 2018 and 2019.

The following table sets forth the summary of employee option activity for the years ended December 31, 2017, 2018 and 2019:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		USD	In years	USD’000	USD
Outstanding at January 1, 2017	2,080,015	0.1012	8.21	7,547	1.94
Granted	1,237,584	0.3805			6.26
Repurchased and canceled employee’s vested option	(63,545)	0.0212
Forfeited	(8,500)	0.1106

Outstanding at December 31, 2017	3,245,554	0.2093	8.17	25,272	3.61

Outstanding at January 1, 2018	3,245,554	0.2093	8.17	25,272	3.61
Granted	2,388,750	0.6000			11.74
Forfeited	(653,910)	0.3318

Outstanding at December 31, 2018	4,980,394	0.3806	8.19	35,875	7.13

Outstanding at January 1, 2019	4,980,394	0.3806	8.19	35,875	7.13
Granted	490,759	0.6000			7.27
Exercised	(1,894,994)	0.1484
Forfeited	(937,438)	0.5477

Outstanding at December 31, 2019	2,638,721	0.5288	8.39	11,429	8.76

Vested and expected to vest at December 31, 2019	2,176,647	0.5335	8.41	9,417	8.50
Exercisable at December 31, 2019	597,118	0.5000	8.01	2,603	8.66

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The aggregate intrinsic value per share is calculated as the difference between the exercise price of the options and the fair value of the underlying shares of RMB 52.21(US$7.99), RMB 52.02(US$7.58) and RMB 34.37(US$4.86) at December 31, 2017, 2018 and 2019.

The total fair value of share options vested during the years ended December 31, 2017, 2018 and 2019 was RMB 4,925, RMB 14,930 and RMB 48,978, respectively.

As of December 31, 2019, there were RMB 94,632 of unrecognized share-based compensation expenses related to share options granted to the employees, which were expected to be recognized over a weighted-average vesting period of 1.59 years. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.

The binomial option pricing model is used to determine the fair value of the share options granted to employees and non-employees. The fair values of share options granted during the years ended December 31, 2017, 2018 and 2019.

	2017	2018	2019
Expected volatility (iii)	50.15%~51.53%	48.13%~49.11%	45.82%-47.20%
Risk-free interest rate (i)	2.45%~2.67%	2.85%~3.14%	1.75%-2.82%
Exercise multiple	2.8	2.8	2.8
Expected dividend yield (ii)	0%	0%	0%
Contractual term	10	10	10
Expected forfeiture rate (post-vesting)	5%	5%	5%
Exercise price	US$0.20~US$0.60	US$0.60	US$0.60
Fair value of the common share on the date of option grant (US$) (iv)	US$3.72~US$7.99	US$8.25~US$13.39	US$2.90-US$11.94

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

17.	Revenue

For the years ended December 31, 2017, 2018 and 2019, majority of the Group’s revenue were generated in the PRC. The disaggregated revenues by course plans were as follows:

	For the years ended December 31,
	2017	2018	2019
Prepaid standard courses	138,921	596,702	997,794
Prepaid multiple course packages	15,811	27,904	13,139
Other courses	10,860	12,658	12,280

Total revenues	165,592	637,264	1,023,213
Less: tax surcharges	(31)	(40)	—

Net revenues	165,561	637,224	1,023,213

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

18.	Employee benefits

The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefits to the consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB 37,490 and RMB 79,651 and RMB 122,064 for the years ended December 31, 2017, 2018 and 2019, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

19.	Income Taxes

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong Profits Tax

One of the Company’s subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2017, 2018 and 2019. Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax.

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

Yuguan WFOE and Shanghai Liulishuo VIE obtained the High and New Technology Enterprises (the “HNTE”) certificate in 2017 with a valid period of three years. Therefore, Yuguan WFOE and Shanghai Liulishuo VIE are eligible to enjoy a preferential tax rate of 15% from 2017 to 2019 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Each of Yuling and Mengfan is entitled to a preferential tax treatment as a “Small-scaled Enterprise” in 2017, and thus enjoy a reduced tax rate of 20% on 50% of its taxable income in 2017. In 2018 and 2019, both Yuling and Mengfan did not meet the standard of “Small-scaled Enterprise” and were subject to tax rate of 25% of its taxable income.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended December 31,
	2017	2018	2019
	%	%	%
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(11.6)%	(9.0)%	(20.2)%
Permanent book—tax difference	(0.1)%	(0.3)%	3.3%
Estimates for uncertain tax positions	—	(10.5)%	—
Difference in EIT rates of certain overseas entities	(0.8)%	(2.8)%	(1.0)%
The effect of change in tax rate	(5.1)%	—	—
Tax filing difference	—	—	0.7%
Effect of tax holiday (Note)	(9.8)%	(7.6)%	(8.1)%

Total	(2.4)%	(5.2)%	(0.3)%

Note: The provisions for income taxes for the years ended December 31, 2017, 2018 and 2019 differ from the amounts computed by applying the EIT primarily due to preferential tax rate enjoyed by certain subsidiary and VIE of the Company. The following table sets forth the effect of preferential tax on China operations:

	For the years ended December 31,
	2017	2018	2019
Tax holiday effect	3,737	27,400	8,317
Basic and diluted net loss per share effect	0.19	1.02	0.17

Loss from domestic and foreign components before income tax expenses

	For the years ended December 31,
	2017	2018	2019
Domestic	232,715	400,791	560,503
Foreign	4,439	63,115	12,378

Total	237,154	463,906	572,881

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2017	2018	2019
Current income tax expense	5,606	41,100	296
Deferred income tax benefit	—	(16,940)	1,604

Income tax expense	5,606	24,160	1,900

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Deferred tax assets and liabilities

Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019
Deferred tax assets
Deductible temporary difference related to advertising expenses	50,958	91,710
Deductible temporary difference related to accruals and other payables	20,983	26,851
Tax losses carried forward	35,978	103,246

Total deferred tax assets	107,919	221,807
Less: Valuation allowance	(90,979)	(206,471)

Total deferred tax assets	16,940	15,336

As of December 31, 2019, the PRC entities of the Group had tax loss carryforwards of approximately RMB 636,983, which can be carried forward to offset taxable income. The carryforwards period for net operating losses under the EIT Law is five years. The net operating loss carry forward of the Group will start to expire in 2021 for the amount of RMB 713 if not utilized. The remaining net operating loss carryforwards will expire in varying amounts between 2022 and 2025. Other than the expiration, there are no other limitations or restrictions upon the Group’s ability to use these operating loss carryforwards. There is no expiration for the advertising expenses carry-forwards.

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

As of December 31, 2018 and 2019, valuation allowances of RMB 90,979 and RMB 206,471 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry-forwards and other deferred tax assets generated by its subsidiaries and VIEs. If events occur in the future that allow the Group to realize more of its deferred tax assets than the presently recorded amount, a reversal of the valuation allowances will be made when those events occur.

Movement of valuation allowance is as follows:

	For the years ended December 31,
	2017	2018	2019
Beginning balance	21,855	49,183	90,979
Additions	27,328	41,796	137,122
Reversals	—	—	(21,630)

Ending balance	49,183	90,979	206,471

Uncertain Tax Positions

The following table summarizes activity of the total amounts of unrecognized tax benefits:

	For the years ended December 31,
	2017	2018	2019
Beginning balance	—	—	41,100
Increases related to tax positions taken during the current year	—	41,100	—

Total	—	41,100	41,100

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The Company operates its business through its PRC subsidiaries. Under the current PRC tax laws and regulations, certain operating expenses incurred by PRC subsidiaries are not deductible from taxable income until the Company obtains the approval from local tax authorities. The Company believes it is more likely than not that such operating expenses is not deductible and will be subject to income taxes. For the year ended December 31, 2018, the Company provided uncertain tax provision with amount of RMB 41,100 for the aforementioned operating expenses with amount of RMB 324,701. The associated income tax expense was calculated by applying the applicable tax rate to the deemed nondeductible operating expenses amount and includes the late payment interest based on the applicable tax rules. The unrecognized tax benefits are recorded in tax payable in the consolidated balance sheets.

20.	Basic and diluted net loss per share

(a)	Basic and diluted net loss per share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of the losses per share for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the years ended December 31,
	2017	2018	2019
Numerator:
Net loss	(242,760)	(488,066)	(574,781)
Accretion on Series A convertible redeemable preferred shares redemption value	(3,105)	(1,978)	—
Accretion on Series B convertible redeemable preferred shares redemption value	(12,565)	(10,140)	—
Accretion on Series C convertible redeemable preferred shares redemption value	(11,147)	(15,899)	—

Net loss attributable to ordinary shareholders-Basic and diluted	(269,577)	(516,083)	(574,781)

Denominator:
Denominator for basic and diluted loss per share Weighted-average ordinary shares outstanding (Note)
Basic and diluted	19,834,535	26,921,735	49,364,429
Basic and diluted loss per share	(13.59)	(19.17)	(11.64)

Note: Considering that the holder of Preferred Shares has no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to the Preferred Shares.

For the years ended December 31, 2017 and 2018, assumed conversion of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect as a result of the Group’s net loss. The effects of all outstanding share options have also been excluded from the computation of diluted loss per share for the years ended December 31, 2017, 2018 and 2019 due to their anti-dilutive effect.

The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	For the year ended December 31,
	2017	2018	2019
Preferred shares — weighted average	19,967,318	16,729,811	—
Share options — weighted average	1,678,007	2,263,775	1,051,152

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

21.	Commitments and contingencies

(a)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2018 and 2019, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows.

22.	Subsequent events

(a)

Recently, there was an outbreak of a novel strain of coronavirus, later named COVID-19, in China, which has spread rapidly to many parts of the world. In response to intensifying efforts to contain the spread of the coronavirus, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals in China who had the COVID-19, asking citizens to remain at home and to avoid gathering in public, and other actions. We adjusted our operations and instructed our employees to all stay at their homes and work from home during the outbreak. However, we have experience and may still experience lower work efficiency and productivity, which may adversely affect our service quality. The global spread of COVID-19 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak cannot be reasonably estimated at this time. The extent to which it may affect our results of operations, financial condition and cash flow will depend on the future developments of the outbreak, which are highly uncertain and cannot be predicted. Such uncertainty poses operational challenges to our online course service offerings. The Company has been closely monitoring the extent to which the coronavirus impacts the Company’s business, results of operations and financial condition. At this point, the exact impact on the Company’s results is uncertain and unpredictable and will depend on future developments, including the duration, severity and reach of the coronavirus outbreak.

(b)

In March 2020, we signed early termination agreements in respect of leased office spaces with lease terms ending in June, 2024. The right of use assets and leasing liabilities in relation to the early terminated leases as of December 31, 2019 were RMB 27,199 and RMB 27,175, respectively.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

23.	Restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary and the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, the Group’s subsidiary and the VIE in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Group’s subsidiaries and the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs to satisfy any obligations of the Company.

Since the Group has a consolidated shareholders’ deficit, its net asset base for purposes of calculating the proportionate share of restricted net assets of consolidated subsidiaries should be zero. Therefore, the restrictions placed on the net assets of the Company’s PRC subsidiaries with positive equity would result in the 25 percent threshold being exceeded and a corresponding requirement to provide parent company financial information (Note 24).

24.	ADDITIONAL INFORMATION: CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

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

As of December 31, 2019, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Condensed Financial Information of the Parent Company

BALANCE SHEETS

	As of December 31,
	2018	2019
	RMB	RMB	US$ (Note 2 (e))
ASSETS
Current assets:
Cash and cash equivalents	147,113	2,028	291
Amounts due from inter-company entities	675,199	892,324	128,174
Prepayments and other current assets	4,245	12,851	1,846
Short-term investment	205,895	139,524	20,041

Total current assets	1,032,452	1,046,727	150,352

Non-current assets:
Investment in equity fund	5,753	5,919	850

Total non-current assets	5,753	5,919	850

Total assets	1,038,205	1,052,646	151,202

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Amounts due to inter-company entities	—	3,209	461
Accrued expenses and other current liabilities	4,017	1,618	232

Non-current liabilities:
Payables to subsidiaries and VIEs	815,294	1,369,890	196,771
Other non-current liabilities	—	2,734	393

Total liabilities	819,311	1,377,451	197,857

Commitments and contingencies
Shareholders’ equity (deficit)
Class A ordinary shares (US$0.001 par value; 57,956,630 shares authorized, 28,276,557 and 29,580,351 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	195	208	30
Class B ordinary shares (US$0.001 par value; 19,675,674 shares authorized, issued and outstanding as of December 31, 2018 and 2019, respectively)	121	121	17
Subscriptions receivable from founding shareholders	(122)	(122)	(17)
Treasury stock (US$0.001 par value; nil and 591,200 shares as of December 31, 2018 and December 31, 2019, respectively)	—	(10,730)	(1,541)
Additional paid-in capital	1,139,250	1,167,884	167,756
Accumulated other comprehensive loss	16,318	29,483	4,235
Accumulated deficit	(936,868)	(1,511,649)	(217,135)

Total shareholders’ equity (deficit)	218,894	(324,805)	(46,655)

Total liabilities and shareholders’ equity	1,038,205	1,052,646	151,202

LAIX Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2 (e))
Operating expenses:
General and administrative expense	(158)	(5,807)	(11,787)	(1,693)

Total operating expenses	(158)	(5,807)	(11,787)	(1,693)

Loss from operations	(158)	(5,807)	(11,787)	(1,693)
Interest income	—	—	6,280	902
Investment income	—	48	87	14
Other loss, net	—	(1)	(46)	(7)
Loss from subsidiaries and VIEs	(242,602)	(482,306)	(569,315)	(81,779)

Loss before provision for income taxes	(242,760)	(488,066)	(574,781)	(82,563)
Provision for income taxes	—	—	—	—

Net loss	(242,760)	(488,066)	(574,781)	(82,563)
Series A Preferred share redemption value accretion	(3,105)	(1,978)	—	—
Series B Preferred share redemption value accretion	(12,565)	(10,140)	—	—
Series C Preferred share redemption value accretion	(11,147)	(15,899)	—	—

Net loss attributable to ordinary shareholders	(269,577)	(516,083)	(574,781)	(82,563)

Net loss	(242,760)	(488,066)	(574,781)	(82,563)
Other comprehensive income/(loss)
—Foreign currency translation adjustment, net of nil tax	(24,982)	16,403	13,165	1,891

Comprehensive loss	(267,742)	(471,663)	(561,616)	(80,672)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ (Note 2 (e))
Cash flows used in operating activities	(8,616)	(6,722)	(11,422)	(1,641)
Cash flows used in investing activities	(262,776)	(362,380)	(119,440)	(17,156)
Cash flows provided by financing activities	340,394	438,923	(16,344)	(2,348)
Effect of exchange rate changes on cash	(453)	360	2,121	305

Net (decrease)/increase in cash and cash equivalents	68,549	70,181	(145,085)	(20,840)
Cash and cash equivalents, beginning of year	8,383	76,932	147,113	21,131

Cash and cash equivalents, end of year	76,932	147,113	2,028	291