Form 20-F
period 2020-12-31
LAIX Inc.
filed 2021-04-29
CIK 1742056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
American depositary shares, each American depositary share representing one Class A ordinary share	LAIX	New York Stock Exchange
Class A ordinary shares, par value US$0.001 per share*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2020, there were 49,602,321 ordinary shares issued and outstanding, par value US$0.001 per share, being the sum of 29,926,647 Class A ordinary shares and 19,675,674 Class B ordinary shares.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
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
Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 23, 2021, the noon buying rate for Renminbi was RMB6.4945 to US$1.00.

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
Our Selected Consolidated Financial Data
The following selected consolidated comprehensive loss data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020 and selected cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive loss data for the fiscal year ended December 31, 2016 and 2017, the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 and the selected consolidated cash flow data for the year ended December 31, 2016 and 2017 are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statement of Comprehensive Loss
Net revenues	12,332	165,561	637,224	1,023,213	972,628	149,062
Cost of revenues (1)	(27,503)	(57,691)	(174,731)	(273,515)	(277,240)	(42,489)

Gross (loss)/profit	(15,171)	107,870	462,493	749,698	695,388	106,573

Operating expenses:
Sales and marketing expenses (1)	(28,534)	(283,055)	(705,414)	(969,401)	(801,362)	(122,814)
Research and development expenses (1)	(30,013)	(53,162)	(155,154)	(213,866)	(190,711)	(29,228)
General and administrative expenses (1)	(8,754)	(19,807)	(65,423)	(153,507)	(111,004)	(17,012)

Total operating expenses	(67,301)	(356,024)	(925,991)	(1,336,774)	(1,103,077)	(169,054)

Other operating income	—	—	—	2,390	43	7
Loss from operations	(82,472)	(248,154)	(463,498)	(584,686)	(407,646)	(62,474)

Other (expenses)/income:
Interest income	2,671	934	2,732	11,283	904	139
Foreign exchange related (losses)/gains, net	(9,840)	7,144	(4,156)	(2,533)	4,671	716
Change in fair value of short-term investment	59	750	—	—	—	—
Other income, net	413	2,172	1,016	3,055	9,146	1,402

Net loss before tax	(89,169)	(237,154)	(463,906)	(572,881)	(392,925)	(60,217)
Income tax expense	—	(5,606)	(24,160)	(1,900)	(1,902)	(291)

Net loss	(89,169)	(242,760)	(488,066)	(574,781)	(394,827)	(60,508)

Series A preferred share redemption value accretion	(3,601)	(3,105)	(1,978)	—	—	—

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Series B preferred share redemption value accretion	(11,548)	(12,565)	(10,140)	—	—	—
Series C preferred share redemption value accretion	—	(11,147)	(15,899)	—	—	—

Net loss attributable to LAIX Inc.’s ordinary shareholders	(104,318)	(269,577)	(516,083)	(574,781)	(394,827)	(60,508)

Foreign currency translation adjustment, net of nil tax	12,995	(24,982)	16,403	13,165	(19,227)	(2,947)

Comprehensive loss	(76,174)	(267,742)	(471,663)	(561,616)	(414,054)	(63,455)

Net loss per ordinary share attributable to ordinary shareholders —Basic and diluted	(5.28)	(13.59)	(19.17)	(11.64)	(7.99)	(1.22)
Weighted average number of ordinary shares used in per share calculation —Basic and diluted	19,770,990	19,834,535	26,921,735	49,364,429	49,430,696	49,430,696

Note:
(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	1,257	1,341	667	1,657	7,154	1,096
Sales and marketing expenses	839	2,380	6,637	590	3,282	503
Research and development expenses	2,285	3,800	27,114	13,966	14,432	2,212
General and administrative expenses	139	997	11,055	10,470	4,159	637

Total	4,520	8,518	45,473	26,683	29,027	4,448

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2016	2017	2018	2019 (1)	2020 (2)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet:
Current assets:
Cash, cash equivalents and restricted cash	41,301	416,483	344,722	282,982	138,507	21,227
Short-term investments	121,336	35,422	403,107	269,643	91,049	13,954
Accounts receivable, net	—	7,236	14,403	7,360	5,892	903
Prepayments and other current assets	2,959	21,907	109,552	86,787	58,272	8,931
Total current assets	165,596	481,048	871,784	646,772	293,720	45,015
Total assets	167,214	494,325	950,383	919,177	445,747	68,314
Total current liabilities	44,807	288,500	730,457	1,114,417	1,033,888	158,450
Total liabilities	46,307	290,408	731,489	1,243,982	1,158,310	177,519
Total mezzanine equity	286,946	651,904	—	—	—	—
Total shareholders’ equity (deficits)	(166,039)	(447,987)	218,894	(324,805)	(712,563)	(109,205)

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

(2)
Effective from January 1, 2020, we adopted ASU
2016-13,
a new guidance for credit losses on instruments issued by FASB in June 2016. The adoption did not have a material impact on our consolidated financial statements and related disclosures. See Note 2(i) to our audited consolidated financial statements included elsewhere in this annual report for further information.

The following table presents our selected consolidated cash flow data for the periods indicated:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(38,591)	(60,120)	(112,942)	(148,164)	(302,598)	(46,375)
Net cash (used in)/provided by investing activities	(121,677)	69,901	(417,716)	100,246	164,667	25,236
Net cash provided by/(used in) financing activities	—	377,191	443,978	(16,344)	4,285	657
Net (decrease)/increase in cash, cash equivalents and restricted cash	(160,268)	386,972	(86,680)	(64,262)	(133,646)	(20,482)
Exchange rate effect on cash, cash equivalents and restricted cash	2,312	(11,790)	14,919	2,522	(10,829)	(1,660)
Cash, cash equivalents and restricted cash at the beginning of year	199,257	41,301	416,483	344,722	282,982	43,369
Cash, cash equivalents and restricted cash at the end of year	41,301	416,483	344,722	282,982	138,507	21,227

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
We have incurred significant losses in the past. We incurred net loss of RMB488.1 million, RMB574.8 million and RMB394.8 million (US$60.5 million) for the year ended December 31, 2018, 2019 and 2020, respectively. Net cash used in operating activities were RMB112.9 million, RMB148.2 million and RMB303.8 million (US$46.6 million) for the year ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we had a total shareholders’ deficit of RMB712.6 million (US$109.2 million) and our current liabilities exceeded the current assets by RMB740.2 million (US$113.4 million). We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, such as our research and development expenses, or by reducing our operating expenses as a percentage of our net revenues, especially our sales and marketing expenses. There can be no assurance that we will achieve this goal, and we may continue to incur losses, negative cash flows from operating activities and net current liabilities, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations. If we are unable to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain additional capital when desired, on favorable terms or at all.”
Our consolidated financial statements for the year ended December 31, 2020 included in this annual report beginning on page
F-1
have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements for the year ended December 31, 2020 have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.
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
To attract users to our platform and keep our existing users engaged, we must introduce new products and services and upgrade our existing products and services to meet users’ evolving preferences. Users come to our platform aiming to improve their English proficiency, which is a general and broad concept. It is difficult to predict the preferences of a particular user or a specific segment of users. Changes and upgrades to our existing products and services may not be well received by our users, and newly introduced products and services may not achieve success as expected. For example, we launched “Darwin English,” an upgraded version of DongNi English standard courses with substantially similar product features, in August 2019 to strengthen our products and services. Darwin English was later renamed as “DongNi English A+.” In addition, we also launched “Phonics Course” and “AIX course” on our “Kids Liulishuo” mobile app to penetrate into
K-12
market, aiming to attract new addressable users. We may also introduce new products and services in areas beyond English learning, with which we have little or no prior experience. Such efforts may require us to make substantial investment in additional human capital and financial resources. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. If we fail to improve our existing products and services and introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our financial performance and prospects may be adversely affected.

We incur significant expenses on and devote significant resources to generating and acquiring user traffic from third-party channels.
We may not be able to promote awareness of our brand and achieve widespread acceptance of our business model to increase direct access to our platform. Therefore, a significant portion of user traffic to our platform is generated from third-party channels, such as app stores of various major mobile brands as well as social network platforms. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition, and we may continue to do so in the future. We incurred branding and marketing expenses of RMB350.7 million in 2018, RMB519.7 million in 2019 and RMB442.0 million (US$67.7 million). In particular, increased competition for traffic acquisition led by
K-12
players during the summer months (from late May until the end of July) generally drives up the customer acquisition costs, which further affected our user and revenue growth. Our ability to convert user traffic to registered users and retain that user base depends on users’ satisfaction with the quality of our products and services offered on our platform. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.
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
We generate revenues primarily from our DongNi English course, which is powered by our AI teacher. In supplement to the standard courses, we also provide DongNi Select premium services which involve contracted human teachers. In August 2019, we launched “Darwin English,” an updated version of our DongNi English standard course, which was later renamed as “DongNi English A+.” Moreover, we also generate revenues from LiuLi Reading, a paid course allowing our users to read articles from reputable overseas publishers with learning tips and quizzes. In addition to individual users, we provide enterprise services to corporate customers. We are also exploring the kids’ English learning market and launched a mobile app “Kids Liulishuo,” targeting kids of three to twelve years old. Going forward, we may further expand our offerings to diversify our revenue streams and user base. However, we may not be successful in doing so. For example, not every enterprise has an incentive to acquire training to improve their employees’ English proficiency, and the growth in our corporate clientele may reach a bottleneck. Our test-preparation, DongNi Select premium services or the kids courses may not reach the same level of acceptance as our standard courses. Our new offerings in areas other than English learning may fail to address the demands and preferences of users. If we cannot successfully diversify our revenue streams, our future growth will be hindered.
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
Our
in-person
services are provided primarily through our online study advisors, or OSAs. Our OSAs manage the Weixin-based study groups, which users of our products and mobile apps can join. Our OSAs help motivate users and monitor their progress, and respond to users’ queries through these study groups. As they are the ones who interact directly with our users, they are critical to the quality of user experience and our reputation. As of December 31, 2020, we had over 380 online study advisors and the average number of users managed by each online study advisor was approximately 510 in 2020. With the rapid increase of our user base, we face increasing challenges in managing the capacity of our online study advisors and the quality of their services. We generally seek to hire and train qualified and dedicated personnel who have a strong command of the English language and are capable of delivering innovative and inspiring instructions. We train our online study advisors when they are on board and also provide continued training to ensure that they stay abreast of changes in user demands, user preference and other key matters necessary to provide services effectively. However, we may not be able to recruit, train and retain a sufficient number of them while maintaining consistent service quality. A shortage of qualified online study advisors or a decrease in the quality of their service, whether actual or perceived, or a significant increase in compensation for us to retain those qualified staff, would have a material adverse effect on our business, results of operations and financial condition.

In addition, our DongNi Select premium services include online streaming courses with contracted human teachers. We have certain selection criteria for and provide on-board
training to those teachers. We have also implemented performance reviews on a regular basis and users rating mechanism to monitor the teaching quality. However, we may not be able to train and effectively manage our premium services teachers, which may result in an unsatisfactory user experience. As a result, the effectiveness of our courses may be impaired and would in turn have a material adverse effect on business, results of operations and financial condition.
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

In order to adapt to the regulatory requirements, we applied for and obtained an ICP License through Shanghai Liulishuo in May 2018 from the competent government authority, Shanghai Communications Administration, for our two currently operating mobile apps, namely “English Liulishuo” and “IELTS Liulishuo.” In 2019, we further updated the ICP License to cover our “LiuLi Reading” mobile app, “Kids Liulishuo” mobile app, “Liulishuo” website, and our certain other initiatives and websites. We are still making efforts to expand the coverage of Shanghai Liulishuo’s ICP License to cover our newly launched app. We may continue to launch new products that require an ICP License. However, we cannot assure you that we will be able to obtain approval from Shanghai Communications Administration for the expansion of existing license coverage or for new ICP License for other PRC entities in a timely manner or at all, nor can we assure you that our operations before the ICP License is duly obtained or the coverage of which is properly expanded will not be regarded by the MIIT or its local counterpart as non-compliance,
in which case we may be subject to penalties. Our business, financial condition, expected growth and prospects would be materially and adversely affected if we were subject to such penalties.
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
We may be subject to legal or administrative proceedings and claims relating to intellectual property rights or other rights of third parties in the future. For example, we submitted application for trademark registration for the logo “  ” we previously used in our daily operation, however, such application in Class 41 (mainly related to education, training and recreational activities), which is the classification for the trademarks in terms of their use, has been rejected due to alleged similarity to existing registered trademarks. We have claimed against the Trademark Bureau for such rejection but failed. Currently, we mainly use a combination of the logo “  ” and Chinese characters of “Liulishuo,” namely “ ” in our daily operation, the trademark registration of which under Class 41 (mainly related to education, training and recreational activities) and Class 9 (mainly related to software and mobile apps) was successfully completed by us in late 2019. Furthermore, our trademark registration of “
流利说
,” which are the Chinese characters for “Liulishuo,” in Class 28 (mainly related to physical exercise products), Class 35 (mainly related to the advertisement service and business agency service) and Class 38 (mainly related to information delivery service) under the applicable rules has been invalidated by the Trademark Bureau as a result of an invalidation request made by a third party individual. We have challenged this invalidation decision at a PRC court, but we did not prevail at the trial that took place in December 2020. We have since filed an appeal, which proceeding is currently pending. If we fail to successfully register any of such logos currently in use or maintain the trademarks that we have registered in any trademark classes relevant to our business operations (including Class 41), third parties would be able to use such logos or trademarks under unregistered classes without our authorization and we may even be subject to infringement claims by third parties for using such logos or trademarks. As of the date of this annual report, we have registered trademarks for material aspects of our current business operation.

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
Our platform stores and processes certain personal and other sensitive data provided by our users. Personally identifiable and other confidential information is subject to increased regulations in domestic and international jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, under which internet service providers and other network operators are required to clearly indicate the purposes, methods and scope of any personal information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. The regulatory authorities are strengthening the supervisions on the protection of personal information and other lawful interest of users of mobile apps. For example, the Identification Methods of Illegal Collection and Use of Personal Information Through Apps, jointly promulgated by various governmental authorities, effective from November 28, 2019, specifies activities that can be identified as illegal collection and use of personal information through mobile apps. The Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was jointly promulgated by four governmental authorities on March 12, 2021 and will take effect on May 1, 2021, sets out the scope of the personal information that is considered necessary for the operations of common types of apps, and stipulates that the operator of the apps may not refuse to provide the apps’ fundamental functions to users who do not consent to provide personal information beyond the scope of necessary personal information. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection” for more details. We have gone through several inspections of regulatory authorities in our daily operations and made rectifications as requested by such authorities. As of the date of this annual report, no administrative penalties was imposed on us in this respect so far. We have implemented certain technical measures to address the privacy concerns. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We cannot assure you that our existing measures will be considered sufficient under applicable laws and regulations, or that we have complied with all applicable laws and regulations. We could be adversely affected if legislation or regulations in China are expanded to require changes in business practices or privacy policies, or if the PRC governmental authorities interpret or implement their legislation or regulations in ways that negatively affect our business, results of operations and financial condition. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.
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
Historically, the services provided on our platform were disrupted several times due to network outage attributable to certain third-party service provider, including one incident in 2019 where our services were interrupted for nearly 12 hours, which caused disruptions to our users’ access to our mobile apps and courses. In 2020, we did not experience any technical disruption. We cannot assure you that we will be able to always maintain the satisfactory performance, reliability and availability of our platform, services and underlying technology infrastructure in our daily operation. Any interruptions or delays in the availability of our platform or services, whether as a result of third party or our error, natural disasters or security breaches, whether accidental or willful, could harm our reputation and our relationships with users and other customers. Additionally, we do not maintain business interruption insurance or general third-party insurance. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage.
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
We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form
20-F.
Our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020 due to material weakness identified. See “Item. 15 Controls and Procedures—Internal Control over Financial Reporting.” In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 included in our annual report, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2020. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial
reporting policies and procedures; to address complex U.S. GAAP technical accounting issues; and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. To remedy our identified material weakness, we have taken action to and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and
complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. However, such measures have not been fully implemented in the limited time that elapsed since our initial public offering and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2020. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”
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
Companies operating in China are required to register with governmental authorities and participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. In addition, companies registered in China are required to apply for work permits for their foreign employees. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Historically, we failed in making adequate employee benefit payments in strict compliance with the relevant PRC regulations for and on behalf of our employees and had been reliant on third-party service provider to pay social benefits mainly for our employees based outside of Shanghai. Our failure in making contributions to various employee benefit plans in strict compliance with applicable PRC labor-related laws may subject us to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. Further, we recruit foreign employees from time to time, but we may not be able to obtain requisite work permits for all of them in a timely manner. Our failure to timely obtain work permits for our foreign employees may subject us to penalties and we may be unable to hire such foreign employees. If any of the foregoing were to occur, our financial condition and results of operations may be adversely affected.

We have granted and may continue to grant restricted shares, share options and other share-based awards in the future, which may result in increased share-based compensation expenses.
We adopted a 2014 Equity Incentive Plan, or the 2014 Plan, and a 2018 Share Incentive Plan, or the 2018 Plan, as amended and restated in September 2020, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. For further detailed information, please refer to “Item 6. Compensation—B. Share Incentive Plans.” For the years ended December 31, 2018, 2019 and 2020, we recorded RMB45.5 million, RMB26.7 million and RMB29.0 million (US$4.4 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
Our business could be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in China and globally. Since December 2019,
COVID-19
has spread rapidly to many parts of the world, and the effect of the
COVID-19
continues. In response to intensifying efforts to contain the spread of the coronavirus, the Chinese government took a number of actions, which included extending the Chinese New Year holiday in 2020, quarantining individuals in China who had the
COVID-19,
asking citizens to remain at home and to avoid gathering in public, and other actions. We adjusted our operations and instructed our employees to all stay at their homes and work from home during the outbreak and experienced lower work efficiency and productivity. We gradually resumed our normal operation in February 2020. The global spread of
COVID-19
pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of
COVID-19
outbreak cannot be reasonably estimated at this time. The extent to which it may affect our results of operations, financial condition and cash flow will depend on the future developments of the outbreak, which are highly uncertain and cannot be predicted. Such uncertainty poses operational challenges to our online course service offerings. Our operations could be disrupted if one of our employees is suspected of having
COVID-19,
H1N1 flu, avian flu or another epidemic in our offices, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general.
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
Foreign ownership of internet-based businesses, such as internet information services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except
e-commerce
which does not apply to us) and major foreign investor must typically have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures (Negative List) for the Access of Foreign Investment promulgated in June 2020, or, prior to the enactment of which, the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended, and other applicable laws and regulations.
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
A significant portion of equity interests in our VIEs are held by our founders while the remaining portion of equity interests in our VIEs are held by our pre-IPO
investors. They may have potential conflicts of interest with us. These equity interests holders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the equity interests holders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.
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
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, our VIEs and our VIEs’ shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust our VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing Yuguan’s taxable income. In addition, if Yuguan requests the shareholders of our VIEs to transfer their equity interests in or the assets of the VIEs at the price prescribed in the contractual agreements, and if such price is deemed below fair market value determined by the tax authority, or if the shareholders of our VIEs pay Yuguan any transfer price or distribution they receive in respect of the equity interests they hold in our VIEs according to the contractual arrangements, Yuguan may be subject to PRC income tax liabilities for such transactions. Furthermore, the PRC tax authorities may impose interest expenses and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay interest expenses and other penalties.

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
for-profit
private training in particular.
The principal regulations governing private education in China primarily consist of the PRC Education Law, the Law for Promoting Private Education, or Private Education Law, the Implementation Rules for Private Education Law and the Implementation Rules on the Supervision and Administration of
For-profit
Private Schools, or the Implementation Rules, as amended from time to time. These PRC laws and regulations on private education generally apply to the establishment and operation of all private schools, including schools and other education institutions, and provide that, among other things, (i) the establishment of a for-profit
private school shall be approved by the education authorities or the authorities in charge of labor and social welfare, (ii) such for-profit
private schools should be registered with the competent branch of the SAMR, and (iii) a duly approved private school will be granted a private school operating permit. The Implementation Rules further provide that the provisions contained therein should be applicable to
“for-profit
private training institutions” in an analogous manner. Shanghai has accordingly promulgated specific local regulations to clarify the requirements and procedures for establishing and operating private schools in December 2017, but it expressly provided that management measures and regulations applicable to private training institutions that only provide online courses would be promulgated separately. On February 24, 2020, Shanghai Municipal Education Commission, together with six other Shanghai authorities, promulgated the Rules of Shanghai for Filings of Extracurricular Online Training, which became effective on April 1, 2020. Such rules are the implementation rules in Shanghai following the promulgation of the Implementation Opinions on the Regulation of Extracurricular Online Training by the Ministry of Education, or the MOE, and other five national authorities, which aim at regulating the school-curriculum-related online training provided to
K-12
students and require the online training institution providing the school-curriculum-related training service to make filing through the management platform of Shanghai training institutions, in respect to the training class content, training class schedule, recruitment target operational management and information management in such online training institution. In August 2020, the Shanghai Municipality published the draft for comments of the Measures of Shanghai Municipality for Implementation of Establishment and Management of Private Training Institutions, according to which, a private training institution that provides school-curriculum-related training or language training to
K-12
students shall obtain the permission from the competent authority before its establishment. The draft measures have yet to be formally promulgated and come into effect. Other than the regulations listed above, as of the date of this annual report, no other explicit local rules or guideline on regulation of online private training institutions have been promulgated in Shanghai, where our operating entity of our online platform and our VIE, Shanghai Liulishuo, was incorporated.
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
On August 10, 2019, the MOE, together with other seven PRC authorities, jointly promulgated the Opinions on the Guidance and Regulation of Healthy and Orderly Development of Education Mobile Internet Applications, or the Education APP Opinions. The Education APP Opinions provide that all the companies providing education mobile internet applications shall make filings with the competent education authority at the provincial level and register their basic corporate information and details of education mobile internet applications. On November 11, 2019, the MOE promulgated the Administrative Measures on the Filing of Education Mobile Internet Applications, which further elaborated the provisions of the filing requirements and procedures. For more information, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Online and Distance Education.” As of the date of this annual report, we have made filings for most of our operating mobile apps, and are in the process of completing the filing procedures with respect to our new apps launched in late 2020. However, we cannot assure you that we would be able to complete the filing in a timely manner, or at all. Failure to complete the filing procedures in time or failure to comply with other regulatory requirements thereunder may subject us to governmental orders of rectification, and if we fail to rectify within the time limit as required by the authorities, the relevant apps may be suspended from operation, the filings may be revoked, and we may be blacklisted and prohibited from making new filings for six months.

In addition, on November 20, 2018, the MOE, the SAMR (formerly known as State Administration for Industry and Commerce), and the Ministry of Emergency Management of China, jointly promulgated the Notice on Several Work Mechanisms for Strengthening Special Administration and Rectification of Extracurricular Training Institutions, or the New Notice. The New Notice provides certain requirements relating to the online training services, which mainly include that: (i) the competent authorities shall strengthen the supervision on the online training institution targeting on
K-12
students in accordance with the policies and requirements applied to the offline training institutions; (ii) the online training institution providing the school-curriculum-related training service is required to make filing with the competent authorities in respect to the name of the curriculum-related training class, training class content, recruitment target, training class schedule and training time; and (iii) name, photos, class and qualification number of teachers in such online training institution providing the school-curriculum-related training service shall be disclosed on its website. On July 12, 2019, the MOE, together with other five PRC authorities, jointly promulgated the Implementation Opinions on the Regulation of Extracurricular Online Training, which reiterates the filing requirement of extracurricular online training institution. Furthermore, on February 24, 2020, Shanghai Municipal Education Commission, together with six other Shanghai authorities, jointly promulgated the Rules of Shanghai for Filings of Extracurricular Online Training, which took effect on April 1, 2020. The Rules of Shanghai for Filings of Extracurricular Online Training requires the online extracurricular training institution providing the school-curriculum-related training service to make filing through the management platform of Shanghai training institutions and to make subsequent filing of statement of changes and other materials through the platform in case of any changes with respect to the filed information. For more information, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Online and Distance Education.” We, as an online training company mainly providing English learning training service, may be subject to the regulations provided by the New Notice and the Implementation Opinions, the Regulation of Extracurricular Online Training and Rules of Shanghai for Filings of Extracurricular Online Training and thus be required to satisfy the filing, disclosure and other requirements thereunder. We completed the initial filing through the management platform of Shanghai training institutions in July, 2020, but we have not yet completed subsequent filings of the statement of changes and other required materials through the platform to reflect the changes to the filed information. We cannot assure you that we will be able to complete such subsequent filings in a timely manner or at all, and the failure of which may subject us to rectifications or being blacklisted by competent regulatory authorities
If we fail to comply with any regulatory requirements, including obtaining any required licenses, approvals, permits or filings in a timely manner or at all, our continued business operations may be disrupted and we may be subject to various penalties or be unable to continue our operations, all of which will materially and adversely affect our business, financial condition and results of operations.
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
A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011, the Foreign Investment Law, which took effect on January 1, 2020, and the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, effective from January 18, 2021. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, the Foreign Investment Law reiterates that China establishes a foreign investment security review system to conduct a security review of foreign investment that impacts or may impact the national security, and the Foreign Investment Security Review Measures requires that foreign investment in certain key areas, including products and services of key information technology and internet, that results in acquiring the actual control of the investee, is required to obtain approval from designated governmental authorities in advance. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
Any failure to comply with PRC regulations regarding our employee equity incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
In February 2012, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues concerning the Administration of Foreign Exchange Used for Domestic Individuals’ Participation in Equity Incentive Plans of Companies Listed Overseas, or the Stock Option Rules. Under the Stock Option Rules, directors, supervisors, management members and other employees of PRC companies participating in any stock incentive plan of an overseas publicly listed company who are domestic individuals as defined therein are required to register and make regular periodic filings with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Subsequent to the completion of our initial public offering, our company became an overseas listed company, we and our directors, supervisors, management members and other employees who are domestic individuals as defined under the Stock Option Rules and who have been granted options are subject to such requirements under the Stock Option Rules. We have assisted our share incentive plans participants to complete the registration and to comply with these requirements. However, there can be no assurance that all of the future share incentive plans participants can successfully register with SAFE as required by the rules in a timely manner, or at all. Failure to complete the SAFE registrations or failure to comply with other requirements under the Stock Option Rules may subject them to fines and legal sanctions and may also limit the ability to make payment under our equity incentive plans or receive dividends or sales proceeds related thereto, or our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us or our ability to conduct other foreign exchange transactions. We also face regulatory uncertainties that could restrict our ability to adopt additional equity incentive plans for our directors and employees under PRC law.

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
We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangements with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise within the
12-month
period immediately before distribution of the dividends and the Hong Kong resident enterprise is the beneficial owner of such dividends. Furthermore, the Administrative Measures for
Non-resident
Taxpayers to Enjoy Treatment under Treaties, which became effective in January 2020, require non-resident
enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this annual report based on foreign laws.
We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all are PRC nationals. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, PRC laws may render you unable to enforce a judgment against our assets or the assets of our directors and officers.
It may be difficult for overseas regulators to conduct investigation or collect evidence within China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—General Risks Relating to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.
Changes in accounting standards may affect our results of our operations.
We are required to adopt new accounting standards under FASB from time to time. Certain new accounting standards may impose significant different accounting treatments on certain line items on our consolidated financial statements, which could result in unexpected changes to our results of operation. For example, in February 2016, the FASB issued ASU
No. 2016-02,
which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption consistent with preparers’ requests. The amendments are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. We have adopted this new guidance for the year ended December 31, 2019. The standard had a material impact on our consolidated balance sheets, but did not have a material impact on our consolidated statements of income or statements of cash flows. The most significant impact was the recognition of RMB159.7 million on our assets as operating lease right-of-use-assets
and RMB159.7 million on our liabilities as operating lease liabilities, respectively. Even though we are not aware of any changes in accounting standards in 2020 that would have a material impact on our financial statements, there can be no assurance that there will be no material impact on our financial statements as a result of changes in accounting standards in the future.
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a
“non-inspection”
year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
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
General Risks Relating to Our ADSs
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
During the year ended December 31, 2020, the closing trading price of our ADSs has ranged from US$1.4 to US$6.4 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.
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
Our founders, Dr. Yi Wang, Mr. Zheren Hu, and Dr. Hui Lin, beneficially own all of our outstanding Class B ordinary shares. As of March 31, 2021, Dr. Yi Wang, Mr. Zheren Hu, and Dr. Hui Lin beneficially owned approximately 51.8%, 22.1%, and 12.8% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary share as a result of their becoming entitled to high votes on each Class B ordinary share.
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
A
non-U.S.
corporation will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we do not own the stock of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based on our current and expected income and assets (taking into account our current market capitalization), we do not believe that we were a PFIC for our taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile).
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
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For example, we currently follow our home country practice with respect to our board composition in lieu of the requirement of NYSE Listed Company Manual Section 303A.01 to have a majority of independent directors as defined in the NYSE Listed Company Manual. In addition, we follow our home country practice with respect to the approval for adoption and material amendment to our equity-compensation plans in lieu of the requirement of NYSE Listed Company Manual Section 303.08 to obtain shareholder approval on all equity-compensation plans and material revisions thereto.
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
Cayman Islands. We maintain our web site at
ir.laix.com
.
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
英语流利说
), users can take paid courses as well as free lessons in various forms featuring a broad range of topics and culture themes. Our paid DongNi English (
懂你英语
) course is personalized based on learners’ English proficiency levels and focused on systemically improving their general English proficiency. As a supplement to the standard DongNi English course, we provide DongNi Select premium services that provides online streaming courses with human English teachers. Users can also access a separate, paid course focused on improving English pronunciation, namely Authentic Pronunciation (
地道发音
). Further, we launched enterprise learning services for corporate customers in 2017. As of December 31, 2020, we had 197.2 million cumulative registered users, as well as more than 1,100 corporate customers.

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

•
Hearing
. Our AI teacher hears through a proprietary speech recognition and scoring engine based on deep learning technology. In converting speech into text, it is able to address uncertainties introduced by background noise, as well as different speaker accents and proficiency levels.

•
Evaluation
. Our AI teacher evaluates users’ English speech through our proprietary multi-dimension, multi-granularity speech evaluation engine. By leveraging our proprietary neuro-linguistic programming capabilities, or NLP capabilities, it can evaluate users’ speech based on several criteria, including pronunciation, vocabulary, grammar, fluency and coherence.

•
Feedback.
Based on the above evaluation, our AI teacher provides various forms of real-time personalized feedback to users through an intuitive user-friendly interface. It also identifies errors and provides suggestions to users on how to improve their spoken English.

We have a massive database of English spoken by Chinese, covering a broad range of geographic distribution and proficiency levels. As of December 31, 2020, we had recorded approximately 3.89 billion minutes of conversation and 52.4 billion sentences. Our AI teacher continuously reinforces and enhances itself by leveraging this large and growing amount of data.
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
Free courses
. On the “English Liulishuo” app, we provide various free courses, such as English speaking courses and scenario-based simulation of English conversations. These courses incorporate gamified features and cover a variety of pop culture themes. The free courses are accessible to all our registered users. They motivate and engage our users, and help us strategically promote our paid courses to users.
DongNi English
. Users wishing to systematically improve their English proficiency can take DongNi English, including the
AI-powered
standard course and the supplemental DongNi Select premium services that provide online streaming courses with human English teachers.

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
For users who would like to have more human touch in their learning experience, we also offer DongNi Select premium services to supplement the standard DongNi English course to meet these users’ needs. Users of our DongNi Select premium services have online streaming courses with contracted human teachers. We connect users with native speaking teachers experienced in teaching non-native
speakers and improving their spoken and overall English proficiency. We have a rigorous screening and training process for contracted human teachers, and accept the top 5% of the applicants to teach in our DongNi Select premium services.
DongNi English A+
. “DongNi English A+,” formerly known as “Darwin English,” is an upgraded version of DongNi English standard courses with substantially similar product features that we launched in August 2019. Equipped with an enhanced adaptive learning engine, DongNi English A+, as compared to DongNi English standard course, is able to provide more intelligent and customized learning experience and further supplement the DongNi English product line.
Authentic Pronunciation
. This paid course is offered in the “English Liulishuo” app. It is focused on improving users’ English pronunciation. Users can watch videos of how English syllables are pronounced along with detailed explanations, practice pronouncing these syllables and receive real-time personalized feedback on their pronunciation provided by our AI algorithms. Users can also join Weixin-based study groups where our OSAs provide online instructions on systematically improving English pronunciations.
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
Kids Liulishuo
“Kids Liulishuo” is a mobile app we launched in December 2018, targeting kids of three to twelve years old. Phonics Course, the online course offered on Kids Liulishuo, is designed to incorporate the features from the free courses of our “English Liulishuo” and our “Authentic Pronunciation” in order to enhance the reading, hearing and speaking abilities of the kids. The course aims to increase interactions with our kids users and cultivate interests in English language study. Our new initiative, AIX course, is also available on Kids Liulishuo.

Our New Initiatives
AI Native English Teacher Story-Based Course, or AIX course
In April 2020, we launched the AI Native English Teacher Story-Based Course for kids in the “Kids Liulishuo” app. We refer to such course as the AIX course. The AIX course is tailored to meet the characteristics of children of different ages through online learning content. Through the cultivation of children’s scenes under realistic themes and the utilization of “three teachers,” which are native English teacher, auto-assessment AI teacher and online study advisor (OSA), the AIX course is expected to develop children’s listening, speaking, reading and writing skills, while stimulating their curiosity and enhancing their imagination and creativity.
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
Our Users
As of December 31, 2020, we had 197.2 million cumulative registered users. We have experienced a downturn of user acquisition for the year ended December 31, 2020, primarily attributable to our stringent cost control in user acquisition expenditures. The number of our average MAUs was 8.2 million in 2018, 10.0 million in 2019 and 5.6 million in 2020. We began monetization in 2016. The number of paying users who purchased courses and services on our platform was approximately 2.5 million in 2018, approximately 3.0 million in 2019, and approximately 2.4 million in 2020. The decrease in paying users was primarily attributable to our stringent cost control in user acquisition expenditures.
Based on information provided by our active users in 2020, approximately 17.0%% of our users are college students, 39.9%% are students in
K-12
education, and another 40.0% are employed or working as freelancers. Females comprise the majority of our user base. More than 93.5% of our users are located in China, and the remainder are located in foreign countries.
As of December 31, 2020, we had more than 1,100 corporate customers, including leading Chinese and global companies.
Our Learning Community
OSAs and Study Groups
Our OSAs are full-time employees who are typically college graduates with good command of English and good communication skills. They play an important role in our sales and marketing efforts by making personalized recommendations to users on extending their courses or purchasing additional products and services from us. We had over 380 OSAs as of December 31, 2020.
Our OSAs also manage our Weixin-based study groups, which users of our products and mobile apps can join. They help motivate users and monitor their progress, and respond to users’ queries through the study groups they manage. Users can also interact with one another in these Weixin-based groups. As of December 31, 2020, we had over 505,000 users in our over 6,400 Weixin groups.
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

	DongNi English (standard subscription)	DongNi English A+ (standard subscription)	DongNi Select (premium services)	Authentic Pronunciation	LiuLi Reading	Kids Course
Fee Scale	• RMB99 for 30-day access • RMB499 for 180-day access • up to RMB998 for 12-month access	• RMB698 for 180-day access • up to RMB1,298 for 12-month access	• RMB4,399 for 12-month access • RMB8,980 for 12-month access	• RMB1,688 for 180-day access • up to RMB2,188 for 12-month access	• RMB199 for 100-day access • RMB388 for 180-day access • RMB499 for 12-month access	• RMB798 for 12-month access to Phonics Courses • RMB1,898 for 12-month access to AIX courses • RMB3,898 for 24-month access to AIX courses • RMB5,198 for 36-month access to AIX courses
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
As of December 31, 2020, we had a dedicated content development team of 240 employees. In addition to the content we developed in-house,
we also license quality content with reputable third-party content providers.

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
Automatic summative and formative assessment
Our auto-assessment engine, combined with our speech recognition engine, can evaluate users’ listening, reading, writing and speaking skills for both summative and formative purposes. Our algorithms can generate assessments in the form of test scores and provide feedback to users on their strengths and weaknesses, such as pronunciation, grammar, vocabulary, fluency and coherence, to improve their English skills. Our auto-assessment engine utilizes many of our NLP capabilities developed in-house,
including grammar error detection, pragmatic error detection, synonym analysis and semantic understanding.
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

Intellectual Property
We seek to protect our technology, including our proprietary AI technology and technology infrastructure, through a combination of copyrights, patents, trademarks, trade secrets and confidentiality agreements. As of March 31, 2021, we have registered approximately 100 software copyrights, over 280 written work copyrights, over 140 patents and over 920 trademarks in China. We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigations against us, alleging infringement of their proprietary rights or declaring their non-infringement
of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may face intellectual property infringement claims and other claims of third-party rights, which may be expensive to defend and may disrupt our business and operations.” In addition, we have entered into intellectual property licensing agreements with third-party content providers, including royalty agreements with Lance Knowles pursuant to which we have obtained rights to publish certain content developed by Lance Knowles through our mobile apps.
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
one of China’s most influential technology conferences. Our Authentic Pronunciation course was named on the list of “Top 30 AI Cases in 2019” by CSDN, one of China’s largest internet forums on technology. In June 2020, we were awarded the “2020 China Golden Fingertips—Best Online Education App” at a technology conference hosted by iMedia Research, the leading data mining and analysis institution for new economy industry. In addition, we were named as the “Top 20 Chinese AI+ Education Enterprises” at the 2020 World Artificial Intelligence Conference, one of the most highly recognized events in the AI industry.
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

Smart Cloud Classroom
In June 2016, we provided a series of AI English courses for free to a welfare school in a remote rural area in northwest China that provides free education to orphans. After one year of study, the average score of students’ High School Entrance Examination on English subject has significantly improved. 27% of the students improved one level on our “English Liulishuo” app. From 2017 to 2020, we continued the Smart Cloud Classroom project across the country, supporting more than 21,000 students in 115 schools as of March 31, 2021.
Rural Teachers Support Plan
We have provided online AI English courses to rural teachers for free to help them improve their teaching skills. In July 2017, the first recruited group of nearly 100 village teachers started their studies. The Rural Teachers Support Plan has provided online AI English courses to over 7,800 rural teachers as of March 31, 2021. In addition to the AI English courses, we also invited teaching experts to give rural teachers offline training sessions.
AI Empowering Program
Cooperating with nonprofit organizations, we started our AI Empowering Program to provide free English courses to college students in need in 2018. As of March 31, 2021, the program has provided courses to over 4,000 students from about 600 universities across China.
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
Regulation Related to Online Services
Regulation Related to Foreign Investment Restrictions
Investments in China by foreign investors and foreign-invested enterprises were previously regulated by the Catalogue of Industries for Guiding Foreign Investment, repealed by the Special Management Measures (Negative List) for the Access of Foreign Investment (2020 Version), or the Negative List, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), or the Encouraging Catalogue, which were promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on December 27, 2020, and became effective on January 27, 2021. Pursuant to the Encouraging Catalogue and the Negative List, foreign investments are categorized as encouraged, restricted and prohibited. Foreign investments that are not listed in the Negative List or Encouraging Catalogue are permitted categories. According to the Negative List, foreign investors are prohibited from holding more than 50% of equity interests in an enterprise which provides value-added telecommunications services (except for
e-commerce
business, domestic multi-party communications services, store and forward services and call center services).

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
On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, or the New Implementation Regulations, which came into effect on January 1, 2020. The New Implementation Regulations require that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation, and provide more detailed measures to strengthen the protection, promotion and administration of foreign investments in China. Pursuant to the New Implementation Regulations, the Ministry of Commerce and NDRC shall jointly promulgate the negative list. The latest Negative List was jointly promulgated by the Ministry of Commerce and NDRC on June 23, 2020, which took effect on July 23, 2020. In addition, the New Implementation Regulations provide that existing foreign-invested enterprises may adjust their organizational forms and institutions pursuant to PRC Company Law or PRC Partnership Law and amend their registrations accordingly within five years after the effectiveness of the Foreign Investment Law. If the existing foreign-invested enterprises fail to change their original organizational forms and institutions as of January 1, 2025, the competent market regulation departments will not process other registration matters for these enterprises, and may disclose relevant corporate information to the public.
On December 30, 2019, the Ministry of Commerce and the SAMR (formerly known as State Administration for Industry and Commerce) jointly promulgated the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Reporting Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. The Foreign Investment Reporting Measures establish an online reporting system for foreign investment instead of the previous requirement of the Ministry of Commerce filing and/or approval procedures. Pursuant to the Foreign Investment Reporting Measures, for foreign investors carrying out investment activities directly or indirectly within the mainland China, foreign investors or foreign-invested enterprises shall submit investment information for establishments, modifications and dissolution and annual reports of the foreign-invested enterprises on the online system.
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
On May 28, 2020, the National People’s Congress promulgated the PRC Civil Code, which regulates the legal relationships between private parties. The Civil Code took effect on January 1, 2021. Among other provisions, the Civil Code provides that personal information of individuals is protected under the laws, and the collection, storage, use, processing, transmission, provision and disclosure of personal information shall observe the principles of legitimacy, rightfulness and necessity. In October 2020, the SCNPC published a draft for comment of the Law for Protection of Personal Information, which aims to introduce rules and legal requirements relating to the collection, use, processing, and cross-border transfer of personal information, as well as the rights of individuals and obligations of personal information processors relating to the handling of personal information. The draft Law for Protection of Personal Information is subject to revision and has yet to be formally promulgated. On March 12, 2021, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly promulgated the Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which will become effective from May 1, 2021. By promulgating the Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, the PRC governmental authorities reiterate the principle of necessity in collection of personal information and the restrictions that network operators shall not collect personal information unrelated to the services they provide, and further stipulates that the scope of necessary personal information for education apps is limited to the user’s mobile phone numbers, and the operator of education app shall not refuse to provide the app’s fundamental functions, which is online training, to users who refuse to provide personal information beyond the scope of the necessary personal information.

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
Private Training Institutions of Shanghai (collectively, the “Shanghai Implementation Regulations”). Pursuant to the Shanghai Implementation Regulations, any management measures and regulations applied to the institutions that provide training services only through internet will be further promulgated separately. On February 24, 2020, Shanghai Municipal Education Commission, together with six other Shanghai authorities, jointly promulgated the Rules of Shanghai for Filings of Extracurricular Online Training, which came into effect on April 1, 2020. Such rules aim at regulating the school-curriculum-related training provided to
K-12
students and require the online training institution providing the school-curriculum-related training service to make filing through the management platform of Shanghai training institutions, in respect to the training class content, training class schedule, recruitment target, operational management and information management in such online training institution and require the online training institution to make subsequent filing of statement of changes and other materials in case of any changes with respect to the filed information. In August 2020, Shanghai Municipal Government published the draft for comments of the Measures of Shanghai Municipality for Implementation of Establishment and Management of Private Training Institutions, according to which, a private training institution that provides school-curriculum-related training, or language training to
K-12
students shall obtain the permission from competent authority before its establishment. The draft Measures have yet to be formally promulgated and come into effect.
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

Regulations Related to Intellectual Property Rights
Copyright and Software Registration
The SCNPC, the State Council and the National Copyright Administration, or the NCAC, have promulgated various rules and regulations relating to the protection of software in China, including without limitation the PRC Copyright Law, adopted in 1990 and revised in 2001, 2010 and 2020, with the latest revision in 2020 taking effect on June 1, 2021. The implementation rules of the Copyright Law were adopted in 1991 and revised in 2002, 2011 and 2013 respectively. The amended Copyright Law and its implementation rules extend copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the NCAC and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005, which became effective on May 30, 2005.
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
Patents
The SCNPC adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020 respectively. The latest revision in 2020 will become effective from June 1, 2021. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year
term for a utility model or design, both starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.
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
In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as amended on May 4, 2015, October 10, 2018 and December 30, 2019 respectively, which substantially amends and simplifies the pre-existing
foreign exchange procedure. Pursuant to this Circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment
expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated the Provisions on Foreign Exchange Administration over Direct Investment Made by Foreign Investors in China in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Circular of the SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19, which came into force on June 1, 2015, replaced both the Circular of the State Administration of Foreign Exchange on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142 and the Circular of the State Administration of Foreign Exchange on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows foreign-invested enterprises established in China whose main business is investment to use their foreign exchange capitals to make equity investment and removes certain other restrictions had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope and providing entrusted loans or repaying loans between non-financial
enterprises. Subsequent to the issuance of Circular 19, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, which took effect in June 2016. Circular 16 reiterates some of the rules set forth in Circular 19, but compared to Circular 19, Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding Renminbi capital converted from foreign exchange are not restricted from extending loans to related parties or repaying the inter-company loans (including advances by third parties). SAFE further promulgated Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, or Circular 28, effective from January 2020, which allows all foreign-invested enterprises to make domestic equity investments using their foreign exchange capitals or Renminbi fund converted from its foreign exchange capitals with limited preconditions. On April 10, 2020, SAFE promulgated the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or Circular 8. According to Circular 8, under the condition that the use of funds is genuine and compliant with current administrative provisions on use of capital account incomes, enterprises are allowed to use incomes under the capital account, such as capital funds and foreign debts and proceeds from overseas listings, for domestic payments, without the need to submit materials evidencing the veracity of such payments to the banks before every single transaction. However, there exist substantial uncertainties with respect to the interpretation and implementation in practice with respect to Circular 16 of 2016, Circular 28 of 2020, Circular 8 of 2020 and other laws and regulations related to foreign currency exchange. Circular 19 of 2015, Circular 16 of 2016, Circular 28 of 2020, Circular 8 of 2020 and other related regulations may delay or limit us from using the proceeds of offshore offerings to make additional capital contributions or loans to our PRC subsidiaries and any violations of these circulars could result in severe monetary or other penalties.
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

Regulations on Foreign Debt
A loan made by a foreign entity as direct or indirect shareholder in a foreign-invested enterprise is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debts, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into each foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a foreign-invested enterprise shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance. In addition, on January 11, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Full-coverage Macro-prudent Management of Cross-border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including foreign-invested enterprises and domestic-invested enterprises, regarding their foreign debts. Pursuant to PBOC Circular 9, the limit of foreign debts for enterprises shall be calculated based on the following formula: the limit of foreign debt = net assets * cross-border financing leverage ratio * macro-prudent regulation parameter. Net assets is calculated as the net assets value stated in the relevant entity’s latest audited financial statement. The cross-border financing leverage ratio for enterprises is two (2). The macro-prudent regulation parameter is one (1). The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year
transitional period, or the Transitional Period, from its promulgation date for foreign-invested enterprises, during which period foreign-invested enterprise could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Net Assets Limit. After the Transition Period, the maximum amount applicable to foreign-invested enterprises is to be determined by PBOC and SAFE separately. However, although the Transitional Period ended on January 10, 2018, as of the date of this annual report, neither PBOC nor SAFE has issued any new regulations regarding the appropriate means of calculating the maximum amount of foreign debt for foreign-invested enterprises. Domestic-invested enterprises, have only been subject to the Net Assets Limit in calculating the maximum amount of foreign debt they may hold from the date of promulgation of PBOC Circular 9. Further, Circular 28, effective from January 2020, establishes a pilot program that a non-financial
enterprise in pilot regions may register foreign debts up to two times of its net assets with local branch of SAFE, and it then may borrow several tranches of foreign debts within the registered amount, without registration of each foreign debt. The macro-prudent regulation parameter, which was first introduced in Circular 9, has also been adjusted by later regulations. However, the Notice on Adjustment of Macro-prudent Regulation Parameter Cross-border Financing, promulgated by PBOC and SAFE on January 7, 2021 and currently in force, re-adjusts
the parameter to one (1).
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
In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016 and was subsequently amended on July 11, 2017 and March 20, 2019. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the value-added telecommunications services, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

Regulations Related to M&A and Overseas Listings
On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC, the CSRC, and SAFE, jointly issued the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that (i) PRC entities or individuals obtain the Ministry of Commerce approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains the Ministry of Commerce’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.
The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Ministry of Commerce Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Ministry of Commerce Security Review Regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. The Foreign Investment Law, promulgated by the SCNPC on March 15, 2019 and effective from January 1, 2020, reiterates that China establishes a foreign investment security review system to conduct a security review of foreign investment that impacts or may impact the national security. Further, on December 19, 2020, the NDRC and the Ministry of Commerce promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, foreign investment in certain key areas, including products and services of key information technology and internet, that results in acquiring the actual control of the investee, is required to obtain approval from designated governmental authorities in advance.

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
Proxy Agreements
.
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
Our headquarters is located in Shanghai, where we lease and occupy office space with an aggregate floor area of approximately 18,000 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. We also lease and occupy office space located in Beijing and Hangzhou of China with insignificant floor area. For operational efficiency purpose, in the year ended December 31, 2020 and up to the date of this annual report, we terminated several long-term leases before the end of their terms with respect to an aggregate floor are of approximately 18,500 square meters of our office space at our headquarters and our office space in Beijing and Wuhan.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report on Form
20-F.
This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those we currently anticipate as a result of various factors, include those we describe under “Item 3. Key Information
—
D. Risk Factors” and elsewhere in this annual report on Form
20-F.
See “Forward-Looking Statements.”

A.	Operating Results
We generate our revenue primarily from providing English learning services. Our revenues were RMB637.2 million in 2018, RMB1,023.2 million in 2019, and RMB972.6 million (US$149.1 million) in 2020. We incurred net losses of RMB488.1 million in 2018, RMB574.8 million in 2019, and RMB394.8 million (US$60.5 million) in 2020.

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

	2018	2019	2020
Gross billings	RMB986.6 million	RMB1,294.3 million	RMB1,087.1 million
Net revenues	RMB637.2 million	RMB1,023.2 million	RMB972.6 million
Paying users	2.5 million	3.0 million	2.4 million
We plan to expand into new markets and countries with high growth potential by increasing customer acquisition channels and developing new curriculum contents. In terms of enterprise learning services, we plan to utilize AI technology to provide corporate customers with customized solutions and professional talent training systems tailored to specific industries.
Our ability to manage our cost of revenues
Our ability to manage cost of revenues directly affects our profitability. We had cost of revenues of RMB174.7 million, RMB273.5 million and RMB277.2 million (US$42.5 million) in 2018, 2019 and 2020, respectively. Our cost of revenues mainly consist of IT service cost, content-related cost and service fees paid to contracted human teachers for our DongNi Select premium services. We expect to continue to optimize our spending on IT service cost, streamline our staffing and improve our productivity and efficiency, aiming to gradually reduce our cost as a percentage of our revenues.

Our ability to improve sales and marketing efficiency
Sales and marketing is critical to our business as we need to educate the market about the benefits of our
AI-powered
learning products and services as well as grow our user base. We had sales and marketing expenses of RMB705.4 million, RMB969.4 million and RMB801.4 million (US$122.8 million) in 2018, 2019 and 2020, respectively. Our sales and marketing expenses have become a significant majority of our total operating expenses. Our ability to lower such expenses as a percentage of net revenues depends on our ability to improve sales and marketing efficiency, such as acquiring users in a cost-effective manner, automating certain tasks performed by OSAs, and leveraging existing brand value and word-of-mouth
promotions. We expect our sales and marketing expenses as a percentage of our revenues to gradually decrease as we continue to enhance our brand image and grow our user base, reduce our user acquisition costs through diversifying our means of user acquisition, and increase the productivity of our OSAs through more effective and optimized management.
Our ability to develop and leverage our AI capabilities in a cost-effective manner
We have developed proprietary AI technologies and built a team of AI experts. Our ability to leverage our AI capabilities to develop and enhance our products and services in a cost-effective manner affects our revenues and results of operations. Our research and development expenses were RMB155.2 million, RMB213.9 million and RMB190.7 million (US$29.2 million) in 2018, 2019 and 2020, respectively. As we continue to develop and enhance our AI technologies, products and services, big data capabilities and technology infrastructure, we expect to continue our investments in the research and development of these areas.
Impact of
COVID-19
on Our Operations
Our results of operations and financial condition may be affected by the spread of
COVID-19.
Although China had substantially controlled the spread of
COVID-19
by the end of 2020, the extent to which
COVID-19
impacts our results of operations will depend on the future developments of the outbreak which are highly uncertain.
In response to the initial spread of
COVID-19,
the Chinese government has taken a number of actions, which included compulsory quarantining arrangement, travel restrictions, remote work arrangement and public activities restrictions, among others.
COVID-19
also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China and around the world. We have also taken a series of measures in response to the initial outbreak, including, among others, remote working arrangements for some of our employees and temporary closure of our offices from late January to late February 2020. These measures have temporarily reduced the capacity and efficiency of our operations, which negatively affected our results of operations. The measures and timing for business resumption varied across different localities in the PRC, and we gradually resumed normal operation in February 2020. We have taken measures to reduce the impact of the
COVID-19
pandemic, including strictly implementing self-quarantine and disinfection measures at our headquarters in accordance with government-issued protocols. Other than that, we have not experienced material disruption or adverse impact caused by
COVID-19
to our business, results of operation or financial condition.
Key Components of Results of Operations
Net revenues
Our revenues are generated from providing online English learning services. We primarily offer two types of course packages, namely prepaid standard courses and prepaid multiple course packages. Prepaid standard courses, such as DongNi English, DongNi English A+ and Kids Course, allow users to purchase courses to be consumed over a certain period of time. Our DongNi Select premium services are provided in the form of prepaid multiple course packages, including prepaid standard courses, and course credits for online streaming courses with contracted human teachers. Such packages allow users to purchase multiple courses for use before a certain expiration date. Our paying users purchase the services by subscribing to our course packages directly from our platform or through online commerce platform partners. Subscription fees are generally paid in advance, initially recorded as deferred revenues and recognized as revenues when revenue recognition criteria are met. In 2018, 2019 and 2020, we generated net revenues of RMB637.2 million, RMB1,023.2 million and RMB972.6 million (US$149.1 million), respectively. As of December 31, 2018, 2019 and 2020, we had RMB477.6 million RMB696.0 million and RMB746.2 million (US$114.4 million) of deferred revenues and long-term deferred revenue, respectively.

Cost of revenues
Our cost of revenues primarily consist of expenditures incurred in the generation of our revenue, mainly consisting of IT service cost, service fees paid to contracted human teachers for our DongNi Select premium services, rental expenses and content-related cost. We had cost of revenues of RMB174.7 million, RMB273.5 million and RMB277.2 million (US$42.5 million) in 2018, 2019 and 2020, respectively.
Operating expenses
The following table sets forth the components of our operating expenses by amounts and percentages of net revenues for the periods presented:

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(705,414)	(110.7)	(969,401)	(94.7)	(801,362)	(122,814)	(82.4)
Research and development expenses	(155,154)	(24.3)	(213,866)	(20.9)	(190,711)	(29,228)	(19.6)
General and administrative expenses	(65,423)	(10.3)	(153,507)	(15.0)	(111,004)	(17,012)	(11.4)

Total operating expenses	(925,991)	(145.3)	(1,336,774)	(130.6)	(1,103,077)	(169,054)	(113.4)
Our sales and marketing expenses consist primarily of (i) branding and marketing expenses, (ii) salaries and benefits for sales and marketing personnel including OSAs, (iii) commissions to online commerce platform partners for operations of our
e-stores
on their platforms and commissions to distribution channels (app stores), (iv) payment processing expenses, (v) rewards to users related to our user incentive programs (vi) reward to registered users related to incentive programs and (vii) rental expenses associated with sales and marketing personnel. We had sales and marketing expenses of RMB705.4 million, RMB969.4 million and RMB801.4 million (US$122.8 million) in 2018, 2019 and 2020, respectively. We expect our sales and marketing expenses as a percentage of our revenues to gradually decrease as we continue to enhance our brand image and grow our user base, reduce our user acquisition costs through diversifying our means of user acquisition, and increase the productivity of our OSAs through more effective and optimized management.
Our research and development expenses consist primarily of (i) salaries and benefits for research and development personnel, (ii) rental expenses associated with research and development personnel and (iii) depreciation of office premise and servers utilized by research and development personnel. Our research and development expenses were RMB155.2 million, RMB213.9 million and RMB190.7 million (US$29.2 million) in 2018, 2019 and 2020, respectively. As we continue to develop and enhance our AI technologies, products and services, big data capabilities and technology infrastructure, we expect to continue our investments in the research and development of these areas.
Our general and administrative expenses consist primarily of (i) salaries and benefits for general and administrative personnel, (ii) rental expenses associated with general and administrative personnel, (iii) general office expenses and (iv) professional service fees. Our general and administrative expenses were RMB65.4 million, RMB153.5 million and RMB111.0 million (US$17.0 million) in 2018, 2019 and 2020, respectively. We expect our general and administrative expenses as a percentage to our revenues to gradually decrease as we continue to improve the efficiency of our operational management.
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
PRC
Generally, our PRC subsidiaries and VIEs are subject to enterprise income tax on their taxable income at a statutory rate of 25% in China. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Yuguan and Shanghai Liulishuo each obtained its certificate of “High and New Technology Enterprises,” or HNTE, with a valid period of three years in 2017. Each is therefore eligible to enjoy a preferential tax rate of 15% from 2017 to 2019 to the extent it has taxable income under the PRC Enterprise Income Tax Law, as long as it maintains the HNTE qualification and duly conducts relevant enterprise income tax filing procedures with the relevant tax authority. Yuguan and Shanghai Liulishuo each renewed its HNTE qualification in 2020 with a valid period of three years from 2020 to 2022. Certain PRC subsidiary and VIE are entitled to a preferential tax treatment as a “Small-scaled Enterprise” and thus enjoy a reduced tax rate of 20% on 50% of its taxable income in 2017. In 2018 and 2019, such subsidiary and VIE did not meet the standards of “Small-scaled Enterprise” and were subject to tax rate of 25% of its taxable income. In 2020, certain PRC subsidiary and VIEs of our company are entitled to a preferential tax treatment as a “Small and Thin Profit Enterprise” and enjoyed a reduced tax rate of 20% on 25% or 50% of its taxable income, as appropriate, in 2020.
We are subject to value-added tax at a rate of 6%, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law. Besides, certain PRC subsidiaries and VIEs of our company are small-scale taxpayers, which are subject to 3% VAT rate (1% VAT rate from March 1, 2020 to December 31, 2020) without deductible VAT.
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
Revenue recognition
We primarily offer two types of prepaid course packages, namely prepaid standard courses and prepaid multiple course packages. Our DongNi English standard courses, DongNi English A+ and Kids Course allow users to purchase courses to be consumed over a certain period of time. Our DongNi Select premium services are provided in the form of prepaid multiple course packages, including prepaid standard courses and course credits for online streaming courses with contracted human teachers. Such packages allow users to purchase multiple courses for their use before a certain expiration date. Our users purchase the courses by subscribing to them either directly from our platform or through our online commerce platform partners. Subscription fees are generally paid in advance and are initially recorded as deferred revenue.
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
Prepaid standard courses
Prepaid standard courses range from 30 days to 1,080 days. A user can access the standard courses without limit within such user’s fixed contract period. Revenue is recognized on a straight-line basis over the contractual course period.
Prepaid multiple course packages
Prepaid multiple course packages typically range from 180 days to 360 days. Each type of course is a separate unit of accounting, as each type has a distinct nature with different patterns and measurements of transfer to users.
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
Share-based compensation
Share-based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares. We account for share-based awards granted to employees in accordance with ASC 718 Stock Compensation. For share options for the purchase of ordinary shares granted to employees classified as equity awards, the related share-based compensation expenses are recognized in the consolidated financial statements based on the fair value of the awards on the grant date, which is calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using straight-line method in accordance with the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. The details of these share-based awards and the respective terms and conditions are described in “Share-based compensation” in Note 16 to our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, which are included elsewhere in this annual report on Form
20-F.
As of December 31, 2020, there were RMB59.3 million of unrecognized share-based compensation expenses related to share options granted to the employees and directors, which were expected to be recognized over a weighted-average vesting period of 2.08 years.
In 2020, we recorded compensation expenses of RMB29.0 million for the share options granted to our employees and directors under the 2014 Plan and 2018 Plan.
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
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognized income tax expenses due to uncertain tax portion for the year ended December 31, 2018, 2019 and 2020 of RMB41.1 million, nil and nil, respectively. We include interest and penalties on uncertain tax positions in income tax expenses.
Results of Operations
The following table summarizes our consolidated results of operations and as percentages of our total revenues for the periods presented.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	637,224	100.0	1,023,213	100.0	972,628	149,062	100.0
Cost of revenues (1)	(174,731)	(27.4)	(273,515)	(26.7)	(277,240)	(42,489)	(28.5)

Gross profit	462,493	72.6	749,698	73.3	695,388	106,573	71.5
Operating expenses:							0.0
Sales and marketing expenses (1)	(705,414)	(110.7)	(969,401)	(94.7)	(801,362)	(122,814)	(82.4)
Research and development expenses (1)	(155,154)	(24.3)	(213,866)	(20.9)	(190,711)	(29,228)	(19.6)
General and administrative expenses (1) `	(65,423)	(10.3)	(153,507)	(15.0)	(111,004)	(17,012)	(11.4)

Total operating expenses	(925,991)	(145.3)	(1,336,774)	(130.6)	(1,103,077)	(169,054)	(113.4)

Other operating income	—	—	2,390	0.2	43	7	0.0

Other income/(expenses):
Interest income	2,732	0.4	11,283	1.1	904	139	0.1
Foreign exchange related (losses)/gains, net	(4,156)	(0.7)	(2,533)	(0.2)	4,671	716	0.5
Change in fair value of short-term investment	—	—	—	0.0	—	—	0.0
Other income, net	1,016	0.2	3,055	0.3	9,146	1,402	0.9

Net loss before tax	(463,906)	(72.8)	(572,881)	(56.0)	(392,925)	(60,217)	(40.4)
Income tax expense	(24,160)	(3.8)	(1,900)	(0.2)	(1,902)	(291)	(0.2)

Net loss	(488,066)	(76.6)	(574,781)	(56.2)	(394,827)	(60,508)	(40.6)

Note:
(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	667	1,657	7,154	1,096
Sales and marketing expenses	6,637	590	3,282	503
Research and development expenses	27,114	13,966	14,432	2,212
General and administrative expenses	11,055	10,470	4,159	637

Total	45,473	26,683	29,027	4,448

Year ended December 31, 2020 compared with year ended December 31, 2019
Net revenues
Our net revenues decreased by 4.9% from RMB1,023.2 million in 2019 to RMB972.6 million (US$149.1 million) in 2020, primarily attributable to a decrease in gross billings caused by our stringent cost control in user acquisition expenditures and the decrease in the number of paying users. The number of paying users who purchased courses and services on our platform was approximately 2.4 million in 2020, as compared with approximately 3.0 million in 2019.
Cost of revenues
Our cost of revenues increased by 1.4% from RMB273.5 million in 2019 to RMB277.2 million (US$42.5 million) in 2020, primarily due to the increase in content-related costs and salaries and benefits for certain full-time employees due to the expansion of our business in the first half of 2020 and partially offset by the decrease in IT service cost due to our stringent cost control. Salaries and benefits for full-time employees, including share-based compensation expense, increased from RMB137.1 million in 2019 to RMB147.8 million (US$22.6 million) in 2020. Our IT service cost decreased from RMB94.3 million in 2019 to RMB80.2 million (US$12.3 million) in 2020.
Gross profit
As a result of the foregoing, our gross profit decreased from RMB749.7 million, representing a gross margin of 73.3%, in 2019, to RMB695.4 million (US$106.6 million), representing a gross margin of 71.5%, in 2020.
Operating expenses
Our total operating expenses decreased by 17.5% from RMB1,336.8 million in 2019 to RMB1,103.1 million (US$169.1 million) in 2020, primarily due to stringent cost control in advertising and user acquisition expenditures and the optimization of the operational structure.
Sales and marketing expenses
. Our sales and marketing expenses decreased by 17.3% from RMB969.4 million in 2019 to RMB801.4 million (US$122.8 million) in 2020, primarily due to our stringent cost control in advertising and user acquisition expenditures and the optimization of our efficiency in personnel management. Our branding and marketing expenses decreased from RMB519.7 million in 2019 to RMB442.0 million (US$67.7 million) in 2020 due to our cost control measures. Salaries and benefits for sales and marketing personnel decreased from RMB286.2 million in 2019 to RMB246.0 million (US$37.7 million) in 2020 mainly due to a decrease in our OSA headcount in 2020, as compared to such headcount in 2019.
Research and development expenses
. Our research and development expenses decreased by 10.8% from RMB213.9 million in 2019 to RMB190.7 million (US$29.2 million) in 2020, primarily due to a decrease in salaries and benefits for research and development personnel from RMB183.4 million in 2019 to RMB161.9 million (US$24.8 million) in 2020. Such decrease was mainly due to a decrease in headcount of our research and development personnel in 2020, as compared to such headcount in 2019.
General and administrative expenses
. Our general and administrative expenses decreased by 27.7% from RMB153.5 million in 2019 to RMB111.0 million (US$17.0 million) in 2020, primarily attributable to the decrease in salaries and benefits for general and administrative personnel. Such decrease was mainly due to a decrease in headcount of our general and administrative personnel in 2020, as compared to such headcount in 2019.
Loss from operations
As a result of the factors set out above, we incurred loss from operation of RMB407.6 million (US$62.5 million) in 2020, as compared to RMB584.7 million in 2019.
Interest income
We had interest income of RMB0.9 million (US$0.1 million) in 2020, as compared to RMB11.3 million in 2019, as the IPO proceeds generated significant bank interest income in 2019.

Foreign exchange related (losses)/gains, net
We had a foreign exchange related gain of RMB4.7 million (US$0.7 million) in 2020, as compared to a foreign exchange related loss of RMB2.5 million in 2019, primarily due to the appreciation the of RMB against U.S. dollar.
Other income, net
We had net other income of RMB9.1 million (US$1.4 million) in 2020, as compared to net other income of RMB3.1 million in 2019.
Income tax expense
We incurred income tax expense of RMB1.9 million (US$0.3 million) in 2020, as compared to RMB1.9 million in 2019.
Net loss
As a result of the foregoing, we incurred a net loss of RMB394.8 million (US$60.5 million) in 2020, as compared to a net loss of RMB574.8 million in 2019.
Year ended December 31, 2019 compared with year ended December 31, 2018
Net revenues
Our net revenues increased by 60.6% from RMB637.2 million in 2018 to RMB1,023.2 million in 2019, primarily attributable to the growth of our business and the platform-wide expansion of our paying user base as well as the increased adoption of our proprietary AI teacher among users in China as an effective learning approach and a better alternative to the traditional ways of English learning. Across our platform, the number of paying users who purchased courses and services on our platform in 2019 grew rapidly to approximately 3.0 million, as compared to approximately 2.5 million in 2018.
Cost of revenues
Our cost of revenues increased by 56.5% from RMB174.7 million in 2018 to RMB273.5 million in 2019, primarily due to increases in (i) salaries and benefits for certain full-time employees and (ii) IT service cost, both resulting from our business growth and user base expansion. Salaries and benefits for full-time employees increased from RMB56.4 million in 2018 to RMB135.4 million in 2019. Our IT service cost increased from RMB58.7 million in 2018 to RMB94.3 million in 2019.
Gross profit
As a result of increased economies of scale, our gross profit increased from RMB462.5 million, representing a gross margin of 72.6%, in 2018, to RMB749.7 million, representing a gross margin of 73.3%, in 2019.
Operating expenses
Our total operating expenses increased by 44.4% from RMB926.0 million in 2018 to RMB1,336.8 million in 2019, primarily due to our business growth activities, the development and introduction of new products and the costs associated with the expansion of our user base.
Sales and marketing expenses.
Our sales and marketing expenses increased by 37.4% from RMB705.4 million in 2018 to RMB969.4 million in 2019, primarily due to increases in (i) branding and marketing expenses, and (ii) salaries and benefits for sales and marketing personnel, including our OSAs. Our branding and marketing expenses increased from RMB350.7 million in 2018 to RMB519.7 million in 2019 as we invested substantially in our marketing efforts to increase our user base and enhance our brand and reputation. Salaries and benefits for sales and marketing personnel increased from RMB217.6 million in 2018 to RMB286.2 million in 2019 mainly due to an increase in our OSA headcount in 2019, as compared to such headcount in 2018.

Research and development expenses.
Our research and development expenses increased by 37.8% from RMB155.2 million in 2018 to RMB213.9 million in 2019, primarily due to an increase in salaries and benefits for research and development personnel from RMB107.6 million in 2018 to RMB183.4 million in 2019. Such increase was mainly due to an increase in headcount of our research and development personnel in 2019, as compared to such headcount in 2018.
General and administrative expenses.
Our general and administrative expenses increased by 134.6% from RMB65.4 million in 2018 to RMB153.5 million in 2019, primarily attributable to discretionary bonus for key employees, increases in salaries and benefits for general and administrative personnel and impairment charge to the carrying value of leasehold improvements and furniture. The increase in salaries and benefits for general and administrative personnel was mainly due to an increase in headcount of our general and administrative personnel in 2019, as compared to such headcount in 2018.
Loss from operations
As a result of the factors set out above, we incurred loss from operation of RMB584.7 million in 2019, as compared to RMB463.5 million in 2018.
Interest income
We had interest income of RMB11.3 million in 2019, as compared to RMB2.7 million in 2018, primarily due to a significant increase in bank interest income as a result of the deposit of the IPO proceeds.
Foreign exchange related (losses)/gains, net
We had a foreign exchange related loss of RMB2.5 million in 2019, as compared to a foreign exchange related loss of RMB4.2 million in 2018, primarily due to the depreciation the of RMB against U.S. dollar.
Other income, net
We had net other income of RMB3.1 million in 2019, as compared to net other income of RMB1.0 million in 2018.
Income tax expense
We incurred income tax expense of RMB1.9 million in 2019, as compared to RMB24.2 million in 2018, primarily due to a decrease in uncertain tax position from RMB41.1 million in 2018 to nil in 2019.
Net loss
As a result of the foregoing, we incurred a net loss of RMB574.8 million in 2019, as compared to a net loss of RMB488.1 million in 2018.
Recent Accounting Pronouncements
A list of recently adopted and issued accounting pronouncements that are relevant to us is included in Notes 2(af) and 2(ag) of our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources
Cash Flows and Working Capital
To date, we have financed our operating and investing activities through IPO proceeds, cash generated by historical sales of convertible redeemable preferred shares. As of December 31, 2018, 2019 and 2020, our cash, cash equivalents and restricted cash were RMB344.7 million, RMB283.0 million and RMB138.5 million (US$21.2 million), respectively. Our cash and cash equivalents primarily consist of cash placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

We incurred net loss of RMB488.1 million, RMB574.8 million and RMB394.8 million (US$60.5 million) for the year ended December 31, 2018, 2019 and 2020, respectively. Net cash used in operating activities were RMB112.9 million, RMB148.2 million and RMB302.6 million (US$46.4 million) for the year ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we had a total shareholders’ deficit of RMB712.6 million (US$109.2 million) and our current liabilities exceeded the current assets by RMB740.2 million (US$113.4 million). See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have incurred, and in the future may continue to incur, net losses, negative cash flows from operation activities and net current liabilities. If we are not able to achieve profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.”
To meet our capital needs, we have engaged and are considering multiple alternatives as discussed below. Our ability to continue as a going concern is dependent on management’s ability to successfully execute our plans, which include a business plan to adjust the pace of our business expansion, control operating costs and optimize operation efficiency to improve our cash flow from operations, and a financial plan to raise external equity or debt financing to fund the continuous operations. To implement the business plan, we will continue to enhance user engagement and retention by offering higher quality and diversified contents while optimize traffic acquisition strategy to efficiently control and reduce the user related costs. We will further preserve liquidity and manage cash flows by reducing various discretional expenditures including labour costs and other operating expenses. Additionally, we will continue to seek external financing to improve our liquidity position. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
We believe that, with the implementation of the above plans, we are of the view that we have addressed contrary indicators of our ability to continue as a going concern. We believe that, with the foregoing potential sources of cash flow and potential cost control measures, we have sufficient financial resources for continuous operations and will be able to meet its payment obligations from operations for the next twelve months from the issuance of the consolidated financial statements. Our financial statements for the year ended December 31, 2020 included in this annual report beginning on page
F-1
have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.
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

The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(112,942)	(148,164)	(302,598)	(46,375)
Net cash (used in)/provided by investing activities	(417,716)	100,246	164,667	25,236
Net cash provided by/(used in) financing activities	443,978	(16,344)	4,285	657

Net decrease in cash, cash equivalents and restricted cash	(86,680)	(64,262)	(133,646)	(20,482)
Exchange rate effect on cash, cash equivalents and restricted cash	14,919	2,522	(10,829)	(1,660)
Cash, cash equivalents and restricted cash at beginning of the year	416,483	344,722	282,982	43,369

Cash, cash equivalents and restricted cash at end of the year	344,722	282,982	138,507	21,227

Operating activities
Net cash used in operating activities in 2020 was RMB302.6 million (US$46.4 million), as compared to net loss of RMB394.8 million (US$60.5 million) in 2020. The difference was primarily due to adjustments for non-cash
items that primarily consisted of amortization of operating lease right of use asset of RMB31.2 million (US$4.8 million), share-based compensation expenses of RMB29.0 million (US$4.4 million), impairment of property and equipment of RMB21.4 million (US$3.3 million) and depreciation of property and equipment of RMB21.3 million (US$3.3 million), and cash used for working capital resulted from (i) a decrease in accounts payable of RMB55.3 million (US$8.5 million), (ii) a decrease in operating lease liability, current and non-current,
of RMB29.7 million (US$4.6 million), (iii) a decrease in salary and welfare payable of RMB21.5 million (US$3.3 million), and was partially offset by an increase in deferred revenue, current and non-current,
of RMB50.3 million (US$7.7 million) and a decrease in prepayments and other current assets of RMB23.7 million (US$3.6 million). The decrease in accounts payable and salary and welfare payable were attributable to our stringent cost control. The decrease in operating lease liability, representing lease payments arising from operating leases.
Net cash used in operating activities in 2019 was RMB148.2 million, as compared to net loss of RMB574.8 million in 2019. The difference was primarily due to (i) an increase in deferred revenue of RMB218.3 million, (ii) an increase in accounts payable of RMB61.4 million, (iii) an increase in salary and welfare payable of RMB45.7 million (iv) a decrease in prepayments and other current assets of RMB30.0 million, and was partially offset by an decrease in operating lease liability, current and non-current,
of RMB42.2 million. The increases in deferred revenue, accounts payable, and salary and welfare payable were attributable to the growth of our business. In particular, the increase in deferred revenue was attributable to growth in fees collected from paying users. The decrease in operating lease liability, representing lease payments arising from operating leases. The principal non-cash
items affecting the difference between our net loss and our net cash used in operating activities in 2019 were RMB32.3 million in amortization operating lease right of use asset, RMB26.7 million in share-based compensation expenses and RMB20.3 in depreciation of property and equipment.
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
Investing activities
Net cash provided by investing activities was RMB164.7 million (US$25.2 million) in 2020, which was primarily attributable to proceeds from maturity of short-term investments of RMB224.9 million (US$34.5 million), partially offset by (i) purchase of short-term investments of RMB51.0 million (US$7.8 million) and (ii) purchase of intangible assets of RMB7.3 million (US$1.1 million).
Net cash provided by investing activities was RMB100.2 million in 2019, which was primarily attributable to proceeds from maturity of short-term investments of RMB187.7 million, partially offset by (i) purchase of property and equipment of RMB49.4 million and (ii) purchase of short-term investments of RMB35.8 million.

Net cash used in investing activities was RMB417.7 million in 2018, which was primarily attributable to purchase of short-term investments of RMB404.0 million and purchase of property and equipment of RMB41.7 million, partially offset by proceeds from maturity of short-term investments of RMB34.5 million.
Financing activities
Net cash provided by financing activities was RMB4.3 million (US$0.7 million) in 2020.
Net cash used in financing activities was RMB16.3 million in 2019, which was primarily attributable cash payment and prepayment of RMB17.4 million for ordinary shares repurchase.
Net cash provided by financing activities in RMB444.0 million in 2018, which was primarily attributable to net proceeds from issuance of Class A ordinary shares in connection with our initial public offering of RMB441.2 million and cash receipts of RMB10.6 million from loan companies.
Capital expenditures
Our capital expenditures are primarily incurred for purchases of property and equipment and lease improvement. Our capital expenditures were RMB41.7 million in 2018, RMB49.4 million in 2019 and RMB2.0 million (US$0.3 million) in 2020. We do not expect to incur significant capital expenditures in the near future.
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
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease obligations (1)	96.5	35.7	55.4	5.4	—

Note:
(1)	We lease office space under non-cancelable operating lease agreements, which expire at various dates through July 2024.
For operational efficiency purpose, in February 2021, we terminated one long-term lease before the end of its term with respect to a portion of our office space at our headquarters.
Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor
See “Forward-Looking Statements” on page 2 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yi Wang	40	Chairman of the Board of Directors and Chief Executive Officer
Zheren Hu	36	Director and Chief Technology Officer
Hui Lin	39	Director and Chief Scientist
Li-Lan Cheng	56	Independent Director
Tiak Koon Loh	62	Independent Director
Min (Jenny) Zhang	49	Independent Director
Bing Sun	51	Chief Financial Officer
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
Min (Jenny) Zhang
has served as our independent director since May 2020. Ms. Min (Jenny) Zhang has served as the executive vice-chairlady of Huazhu Group Limited (“Huazhu”), a company listed on both the Nasdaq Stock Market (Nasdaq: HTHT) and the Hong Kong Stock Exchange (SEHK: 01179), since November 8, 2019 and subsequently as vice charlady since July 20, 2020. She served as the chief executive officer of Huazhu from May 2015 to November 2019, and previously as the president. She also served as chief financial officer and chief strategy officer of Huazhu from March 2008 to May 2015, and from November 2013 to January 2015, respectively. Ms. Min (Jenny) Zhang has more than 15 years of experience in finance and consulting with multinational companies. Prior to joining Huazhu in 2007, she was the finance director of Eli Lilly (Asia) Inc., Thailand branch and the chief financial officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Min (Jenny) Zhang received her MBA from Harvard Business School and received her master’s and bachelor’s degrees from the University of International Business and Economics.
Bing Sun
has served as our chief financial officer since May 2020. Mr. Sun has more than 20 years of experience in finance and accounting along with significant experience as chief financial officer at both public and private China-based companies. He most recently served as chief financial officer and deputy general manager at Wanxiang A123 Systems Co., Ltd. His prior experience includes chief financial officer position at Daqo New Energy (NYSE: DQ) and Jiangsu Shunda Holdings Co., Ltd. In the early stage of his career, he also served as a controller at BCD Semiconductor, as an internal audit manager at The Brinks Company, and as an audit manager at Deloitte Touche Tohmatsu Limited. Mr. Sun is an MBA and a certified public accountant in the U.S.
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
For the fiscal year ended December 31, 2020, we paid an aggregate of RMB5.5 million (US$0.8 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Share Incentive Plans
2014 Equity Incentive Plan
In May 2014, our board of directors and shareholders adopted the 2014 Equity Incentive Plan, which we refer to as the 2014 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. As of the date of this annual report, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2014 Plan is 5,456,192, subject to further amendment. As of March 31, 2021, awards to purchase 1,021,771 Class A ordinary shares under the 2014 Plan have been granted and outstanding, excluding awards that were forfeited, canceled or exercised after the relevant grant dates.
The following paragraphs describe the principal terms of the 2014 Plan.
Types of awards
. The 2014 Plan permits the awards of options, share appreciation rights, restricted share awards, restricted share unit awards, and any other type of awards approved by the plan administrator.
Plan administration
. Our board of directors or a committee of one or more members of the board of directors will administer the 2014 Plan. The board of directors or the committee, as applicable, will determine, among other things, the participants to receive awards, the date and the method of each award to be granted, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement
. Awards granted under the 2014 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility
. We may grant awards to our employees, directors and consultants of our company.
Vesting schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of options
. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant or such shorter period specified in the award agreement.
Transfer restrictions
. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2014 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.
Termination and amendment of the 2014 Plan
. Unless terminated earlier, the 2014 Plan has a term of ten years. The plan administrator has the authority to terminate, amend or modify the plan, subject to the limitations of applicable laws. Except with respect to amendments made by the plan administrator, no termination, amendment or modification may adversely affect in any material way any awards previously granted pursuant to the 2014 Plan unless agreed by the participant.
Amended and Restated 2018 Share Incentive Plan
In July 2018, our board of directors adopted the 2018 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. In September 2020, we adopted an amended and restated 2018 Share Incentive Plan, or the Amended and Restated 2018 Plan, to amend and restate the 2018 Share Incentive Plan in its entirety and assume all awards granted under the 2018 Share Incentive Plan. Under the Amended and Restated 2018 Plan, the maximum aggregate number of shares available for grant of awards is initially 4,860,412 Class A ordinary shares, plus an annual increase on the first day of each fiscal year during the term of the Amended and Restated 2018 Plan commencing with the fiscal year beginning January 1, 2021, by (i) an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year, or (ii) such number of shares as may be determined by the our board of directors. As of March 31, 2021, the maximum aggregate number of shares which may be issued under the Amended and Restated 2018 Plan is 5,852,458, subject to further adjustments. As of March 31, 2021, awards to purchase 1,745,580 Class A ordinary shares under the Amended and Restated 2018 Plan have been granted and outstanding, excluding awards that were forfeited, canceled or exercised after the relevant grant dates.
The following paragraphs describe the principal terms of the Amended and Restated 2018 Plan.
Types of Awards
. The Amended and Restated 2018 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.
Plan Administration
. Our board of directors or a committee of one or more members of the board of directors will administer the Amended and Restated 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.
Award Agreement
. Awards granted under the Amended and Restated 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility
. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Options
. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.
Transfer Restrictions
. Awards may not be transferred in any manner by the participants other than in accordance with the exceptions provided in the Amended and Restated 2018 Plan, such as transfers by will or the laws of descent and distribution.
Termination and Amendment of the Amended and Restated 2018 Plan
. Unless terminated earlier, the Amended and Restated 2018 Plan has a term of ten years commencing from the original effective date of the 2018 Share Incentive Plan. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participants.
The following table summarizes, as of March 31, 2021, the outstanding awards granted under the 2014 Plan and Amended and Restated 2018 Plan to several of our directors and executive officers, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zheren Hu	*	0.60	2018/7/31	2028/7/31
Hui Lin	*	0.60	2018/7/31	2028/7/31
Li-Lan Cheng	*	0.60	2018/9/27	2028/9/27
Tiak Koon Loh	*	0.60	2019/2/27	2029/2/27
Min (Jenny) Zhang	*	0.60	2020/5/22	2030/5/21
Bing Sun	*	0.01-3.24	2020/5/22	2030/5/21
Other grantees	1,913,481	0.01~0.60	2014/5/26—2020/11/20	2024/5/26—2030/11/19

Total	2,767,351

*	Less than 1% of our total outstanding shares.
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
Board of Directors
Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he shall be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.
Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of
Li-Lan
Cheng, Tiak Koon Loh and Min (Jenny) Zhang.
Li-Lan
Cheng is the chairperson of our audit committee. We have determined that
Li-Lan
Cheng, Tiak Koon Loh and Min (Jenny) Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meets the independence standards under Rule
10A-3
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
Compensation Committee
. Our compensation committee consists of Tiak Koon Loh and Min (Jenny) Zhang. Tiak Koon Loh is the chairperson of our compensation committee. We have determined that Tiak Koon Loh and Min (Jenny) Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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
Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Min (Jenny) Zhang and
Li-Lan
Cheng. Min (Jenny) Zhang is the chairperson of our nominating and corporate governance committee. We have determined that Min (Jenny) Zhang and
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
Dr. Li-Lan
Cheng was
re-elected
as our independent director in September 2020 and is currently serving his two-year
term until September 30, 2022, subject to
re-election.
Mr. Tiak Koon Loh was
re-elected
as our independent director in April 2021 and is currently serving his two-year
term until March 31, 2023, subject to
re-election.
Ms. Min (Jenny) Zhang is serving her
two-year
term until September 30, 2022.
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
As of December 31, 2018, 2019 and 2020, we had a total of 2,790, 3,214 and 1,684 employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020:

As of December 31, 2020
Function:
Research and development	248
Platform operation	238
Content development	240
Sales and marketing	730
Others	228

Total	1,684

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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers; and

•	each person known to us owning beneficially more than 5% of our ordinary shares.
The calculations in the table below are based on 49,779,339 ordinary shares outstanding as of March 31, 2021, including (i) 30,103,665 Class A ordinary shares, and (ii) 19,675,674 Class B ordinary shares.
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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on an as converted basis%		%		% of aggregate voting power†
Directors and Executive Officers**:
Yi Wang (1)	—		11,753,847	11,753,847		23.6		51.8
Zheren Hu (2)		*	5,010,931	5,110,931		10.2		22.1
Hui Lin (3)		*	2,910,896	2,950,896		5.9		12.8
Li-Lan Cheng (4)		*	—		*		*	—
Tiak Koon Loh (5)		*	—		*		*	*
Min (Jenny) Zhang		*	—		*		*	—
Bing Sun		*	—		*		*	—
All Directors and Executive Officers as a Group	291,468		19,675,674	19,967,142		39.9		86.7
Principal Shareholders:
Yi Wang (1)	—		11,753,847	11,753,847		23.6		51.8
GGV entities (6)	5,747,332		—	5,747,332		11.5		2.5
TB Alternative Assets Ltd (7)	5,663,164		—	5,663,164		11.4		2.5
Zheren Hu (2)		*	5,010,931	5,110,931		10.2		22.1
IDG entities (8)	4,655,164		—	4,655,164		9.4		2.1
Hui Lin (3)		*	2,910,896	2,950,896		5.9		12.8
CMC Lullaby Holdings Limited (9)	2,827,690		—	2,827,690		5.7		1.2

Notes:
*	Except as otherwise indicated below, the business address of our directors and executive officers is 3/F, Building B, No. 1687 Changyang Road, Yangpu District, Shanghai, People’s Republic of China.
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

(2)
Represents (i) 5,010,931 Class B ordinary shares directly held by Muang Holdings Ltd., a British Virgin Islands business company limited by shares beneficially owned by Mr. Hu, and (ii) 100,000 Class A ordinary shares issuable upon the exercise of the options held by Mr. Hu that are vested or will be vested within 60 days after March 31, 2021. Muang Holdings Ltd. is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings Ltd. in our company.

(3)
Represents (i) 2,910,896 Class B ordinary shares directly held by Ulingo Holdings Ltd., a British Virgin Islands business company limited by shares beneficially owned by Dr. Lin, and (ii) 40,000 Class A ordinary shares issuable upon the exercise of the options held by Dr. Hui Lin that are vested or will be vested within 60 days after March 31, 2021. Ulingo Holdings Ltd. is ultimately held by The Lin Family Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Dr. Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ulingo Holdings Ltd. in our company.

(4)	The business address of Mr. Cheng is 11/F, Yinli Building, No. 788 Guangzhong Road, Shanghai, People’s Republic of China.
(5)	The business address of Mr. Loh is Room 710, 7/F, Lakeside 1, Hong Kong Science Park, Shatin, Hong Kong.
(6)
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
4-230,
Menlo Park, CA 94025, USA.

(7)
Represents 5,663,164 Class A ordinary shares directly held by Trustbridge Partners V, L.P. as of December 31, 2020, which was controlled by TB Alternative Assets Ltd., the investment adviser of Trustbridge Partners V L.P. Information regarding beneficial ownership is reported as of December 31, 2020, based on the information contained in the Schedule 13G filed by TB Alternative Assets Ltd. with SEC on February 16, 2021. Please see the Schedule 13G filed by TB Alternative Assets Ltd. with the SEC on February 16, 2021 for information related to TB Alternative Assets Ltd. and Trustbridge Partners V L.P. The registered address of TB Alternative Assets Ltd. is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands,
KY1-1104.

(8)
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

(9)
Represents 2,827,690 Class A ordinary shares (including 180,000 Class A ordinary shares represented by ADSs) directly held by CMC Lullaby Holdings Limited as of December 31, 2018. Information regarding beneficial ownership is reported as of December 31, 2018, based on the information contained in the Schedule 13G jointly filed by CMC Lullaby Holdings Limited and other reporting persons with SEC on February 13, 2019. Please see the Schedule 13G filed by CMC Lullaby Holdings Limited with the SEC on February 13, 2019 for information related to CMC Lullaby Holdings Limited. The principal business address of CMC Lullaby Holdings Limited is c/o CMC Capital Partners HK Limited, Suite 302, 3/F., Cheung Kong Centre, No. 2 Queen’s Road, Central, Hong Kong.

Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 31, 2021, 30,776,557 Class A ordinary shares (including 62,906 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2014 Plan and the Amended and Restated 2018 Plan and treasury ADSs) were held by one record holder, Deutsche Bank Trust Company Americas, the depositary of our ADS program, in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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
Demand Registration Rights
. At any time or from time to time after the earlier of (i) the date that is six months after the completion of our initial public offering, or (ii) the date that the lock-up
by underwriters is partially or wholly released, holders holding 30% or more of the voting power of the then outstanding registrable securities held by all holders are entitled to request in writing that we effect a registration for at least 20% of the then outstanding registrable securities held by all holders (together with the registrable securities which the other holders elect to include in such registration) or any lesser percentage if the anticipated gross receipts from our initial public offering exceed US$20,000,000. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right more than once during any twelve-month period and cannot register any other securities during such period. We are not obligated to effect more than two demand registrations. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may decide to exclude up to 75% of the registrable securities and the number of the registrable securities will be allocated among the holders on a pro rata basis according to the number of registrable securities then outstanding held by each holder requesting registration, provided that all other equity securities are first excluded.

Registration on Form
F-3
or Form
S-3
. Any holder may request us to file a registration statement on Form
F-3
or Form
S-3
if we qualify for registration on Form
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
The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Act as they relate to the material terms of our shares.
Objects of Our Company
. Under our fifth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.
Ordinary Shares
. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.
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
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our fifth amended and restated articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
. Holders of our Class A ordinary shares and our Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by our shareholders at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to ten votes, on all matters subject to a vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.
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

General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fifth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
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
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth amended and restated memorandum and articles of association provide that upon the requisition of shareholders holding shares which carry in aggregate not less than one-third
of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our fifth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares
. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in writing, and shall be executed by or on behalf of the transferor, and if the directors so requires, signed by the transferee.
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

Liquidation
. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by our shareholders by special resolution. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares
. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds
of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu
with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares
. Our fifth amended and restated memorandum of association authorizes our board of directors to issue additional shares (including, without limitation, preferred shares) from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
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
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions
. Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

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
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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
mark-to-market
treatment,
tax-exempt
organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), investors who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those discussed below. This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the ownership or disposition of our ADSs or Class A ordinary shares, the Medicare tax on net investment income, the base erosion and anti-abuse tax under Section 59A of the Code, or certain information reporting requirements that may apply to certain U.S. Holders. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and
non-U.S.
income and other tax considerations of an investment in our ADSs or Class A ordinary shares.
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

Passive Foreign Investment Company Considerations
A
non-U.S.
corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are each categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
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
Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given that we are not or will not become classified as a PFIC because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time-to-time
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

A
non-corporate
U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A
non-U.S.
corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs, but not our Class A ordinary shares, are listed on the New York Stock Exchange, which is an established securities market in the United States. Consequently, our ADSs, but not our Class A ordinary shares, qualify as readily tradeable on an established securities market in the United States. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years.
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
Because a
mark-to-market
election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.
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
As of December 31, 2020, we had Renminbi-denominated cash and cash equivalents of RMB76.7 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$1.2 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in an increase of US$1.2 million in cash and cash equivalents.
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
Inflation
To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Fees and Other Payments Made by the Depositary to Us
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We have not received any reimbursement from the depositary in the year ended December 31, 2020.
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
For the year ended December 31, 2020, we used the net proceeds from our IPO as follows:

•	approximately US$4 million for research and development;

•	approximately US$15 million for selling and marketing; and

•	approximately US$2 million for general corporate purposes.
As of December 31, 2020, we had used up the net proceeds from our IPO.

ITEM 15.	CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our chief executive officer and our principal accounting officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in
Rules 13a-15(e) of
the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and principal accounting officer, has concluded that, as of the end of the period covered by this annual report, we did not maintain effective disclosure controls and procedures as of December 31, 2020 due to the material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.” We have taken action to and will continue to undertake remedial steps to address such material weakness as set forth below under “Internal Control over Financial Reporting.”

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in
Rules 13a-15
(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our principal accounting officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”
Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2020 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.
Internal Control over Financial Reporting
In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2020. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
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

However, such measures have not been fully implemented in the limited time that elapsed since our initial public offering and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2020.

Attestation Report of the Registered Public Accounting Firm
We qualified as an “emerging growth company” pursuant to the JOBS Act as of December 31, 2020. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form
20-F
does not include an attestation report of our independent registered public accounting firm.
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

	Year Ended December 31,
	2019	2020
	(US$ in thousands)
Audit fees (1)	959	1,015
Tax fees (2)	4	35
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice services.
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
On November 8, 2019, our board of directors authorized a share repurchase program, under which we may purchase up to US$20.0 million worth of our shares over the next 12 months from November 22, 2019 through November 21, 2020. The US$20.0 million share repurchase program was publicly announced on November 14, 2019
.
The table below summarizes the repurchases we made in the periods indicated.

Month	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share (US$)	Total Number of Ordinary Shares Purchased as Part of Share Repurchase Program	Approximate Dollar Value of Ordinary Shares that May Yet Be Purchased Under Share Repurchase Program (US$, in millions)
January 2020	—	—	—	18.5
February 2020	600	3.9450	600	18.5
March 2020	61,329	3.5055	61,329	18.3
April 2020	102,837	3.3257	102,837	17.9
May 2020	25,045	3.3921	25,045	17.8
June 2020	—	—	—	17.8
July 2020	—	—	—	17.8
August 2020	—	—	—	17.8
September 2020	—	—	—	17.8
October 2020	—	—	—	17.8
November 2020	—	—	—	—
December 2020	—	—	—	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
As a Cayman Islands exempted company listed on the New York Stock Exchange, we are subject to the New York Stock Exchange corporate governance listing standards. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Currently, we follow our home country practice with respect to our board composition in lieu of the requirement of NYSE Listed Company Manual Section 303A.01 to have a majority of independent directors as defined in the NYSE Listed Company Manual. In addition, we follow our home country practice with respect to the approval for adoption and material amendment to our equity-compensation plans in lieu of the requirement of NYSE Listed Company Manual Section 303.08 to obtain shareholder approval on all equity-compensation plans and material revisions thereto. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of LAIX Inc. and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on December 31, 2020 (File No. 001-38657))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3) (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 filed on September 14, 2018 (File No. 333-227151))

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed on September 14, 2018 (File No. 333-227151))

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed on September 14, 2018 (File No. 333-227151))

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F filed on April 16, 2020 (File No. 001-38657))

4.1	2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.2	Amended and Restated 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on September 8, 2020 (File No. 001-38657))

4.3	Third Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated June 16, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.6	English translation of executed form of proxy agreement among a VIE of the Registrant, its shareholders and the WFOE of the Registrant as currently in effect, and a schedule of all executed proxy agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed on April 16, 2020 (File No. 001-38657))

4.7	English translation of executed form of equity pledge agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed on April 16, 2020 (File No. 001-38657))

Exhibit Number	Description of Document

4.8	English translation of executed form of exclusive technology service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed exclusive technology service agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed on April 16, 2020 (File No. 001-38657))

4.9	English translation of executed form of exclusive call option agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed exclusive call option agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed on April 16, 2020 (File No. 001-38657))

4.10	English translation of executed form of Spousal Consent Letter granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect (incorporate herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.11	English translation of Loan Agreement dated April 22, 2019 among the WFOE and the shareholders of Shanghai Mengfan Education Training Co., Ltd. (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed on April 16, 2020 (File No. 001-38657))

8.1*	Principal Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAIX Inc.

By:	/s/ Yi Wang
	Name:	Yi Wang
	Title:	Chairman of the Board of Directors
and Chief Executive Officer
Date: April 29, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of LAIX Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of LAIX Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive loss, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.
Changes in Accounting Principle
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
Emphasis of Matter
As discussed in Note 2(a) to the consolidated financial statements, the Company is implementing a business plan to improve its operating cash flow and requires additional financing to fund future operations. Management’s plans to address the liquidity matter are also described in Note 2(a).
/s/
PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 29, 2021
We have served as the Company’s auditor since 2017.

LAIX Inc.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2019 and 2020
(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

			As of December 31,
	Note		2019	2020
			RMB	RMB	US$ (Note 2 (e))
ASSETS
Current assets:
Cash and cash equivalents	5		281,166	137,996	21,149
Restricted cash	6		1,816	511	78
Short-term investments	2	(h)	269,643	91,049	13,954
Accounts receivable, net	7		7,360	5,892	903
Prepayments and other current assets	8		86,787	58,272	8,931

Total current assets			646,772	293,720	45,015

Non-current assets:
Property and equipment, net	9		71,637	30,074	4,609
Investment in equity fund	2	(j)	5,919	5,711	875
Intangible assets, net	10		15,541	14,341	2,198
Operating lease right-of-use assets, net	13		155,525	82,488	12,642
Other non-current assets	8		8,447	5,866	899
Deferred tax assets	19		15,336	13,547	2,076

Total non-current assets			272,405	152,027	23,299

Total assets			919,177	445,747	68,314

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 91,896 and RMB 50,443 as of December 31, 2019 and 2020, respectively)			137,684	83,576	12,809
Deferred revenue , current (including deferred revenue, current of the VIEs without recourse to the Company of RMB 695,971 and RMB 689,325 as of December 31, 2019 and 2020, respectively)			695,971	689,325	105,644
Salary and welfare payable (including salary and welfare payable of the VIEs without recourse to the Company of RMB 73,946 and RMB 56,946 as of December 31, 2019 and 2020, respectively)			153,969	132,433	20,296
Tax payable (including tax payable of the VIEs without recourse to the Company of RMB 46,823 and RMB 48,058 as of December 31, 2019 and 2020, respectively)	11		74,340	77,327	11,851
Operating lease liability, current (including operating lease liability, current of the VIEs without recourse to the Company of RMB 29,119 and RMB 19,465 as of December 31, 2019 and 2020, respectively)	13		37,009	31,845	4,880
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIEs without recourse to the Company of RMB 11,938 and RMB 16,405 as of December 31, 2019 and 2020, respectively)	12		15,444	19,382	2,970

Total current liabilities			1,114,417	1,033,888	158,450

Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the VIEs without recourse to the Company of nil and RMB 56,905 as of December 31, 2019 and December 31, 2020)			—	56,905	8,721
Operating lease liability, non-current (including operating lease liability, non-current of the VIEs without recourse to the Company of RMB 83,282 and RMB 32,933 as of December 31, 2019 and 2020, respectively)	13		117,124	56,903	8,721
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB 1,000 and RMB 2,380 as of December 31, 2019 and 2020, respectively)	12		12,441	10,614	1,627

Total non-current liabilities			129,565	124,422	19,069

Total liabilities			1,243,982	1,158,310	177,519

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ (Note 2 (e))
Shareholders’ deficit:
Class A ordinary shares (US$0.001 par value; 200,000,000 shares authorized; 29,580,351 and 29,926,647 shares issue d and outstanding as of December 31, 2019 and 2020, respectively)	14	208	212	32
Class B ordinary shares (US$0.001 par value; 25,000,000 shares authori z ed , 19,675,674 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	14	121	121	19
Subscriptions receivable from founding shareholders		(122)	(201)	(31)
Treasury stock (US$0.001 par value; 591,200 and 781,011 shares as of December 31, 2019 and December 31, 2020, respectively)		(10,730)	(15,327)	(2,349)
Additional paid-in capital		1,167,884	1,198,852	183,732
Accumulated other comprehensive income		29,483	10,256	1,572
Accumulated deficit		(1,511,649)	(1,906,476)	(292,180)

Total shareholders’ deficit		(324,805)	(712,563)	(109,205)

Total liabilities and shareholders’ deficit		919,177	445,747	68,314

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended December 31, 2018, 2019 and 2020
(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

		For the years ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$(Note 2 (e))
Net revenues	17	637,224	1,023,213	972,628	149,062
Cost of revenues (including share-based compensation expenses of RMB 667, RMB 1,657 and RMB 7,154 for the years ended December 31, 2018, 2019 and 2020, respectively)		(174,731)	(273,515)	(277,240)	(42,489)

Gross profit		462,493	749,698	695,388	106,573

Operating expenses:
Sales and marketing expenses (including share-based compensation expenses of RMB 6,637, RMB 590 and RMB 3,282 for the years ended December 31, 2018, 2019 and 2020, respectively)		(705,414)	(969,401)	(801,362)	(122,814)
Research and development expenses (including share-based compensation expenses of RMB 27,114, RMB 13,966 and RMB 14,432 for the years ended December 31, 2018, 2019 and 2020, respectively)		(155,154)	(213,866)	(190,711)	(29,228)
General and administrative expenses (including share-based compensation expenses of RMB 11,055, RMB 10,470 and RMB 4,159 for the years ended December 31, 2018, 2019 and 2020, respectively)		(65,423)	(153,507)	(111,004)	(17,012)

Total operating expenses		(925,991)	(1,336,774)	(1,103,077)	(169,054)

Other operating income		—	2,390	43	7
Loss from operations		(463,498)	(584,686)	(407,646)	(62,474)

Interest income		2,732	11,283	904	139
Foreign exchange related (losses)/gains, net		(4,156)	(2,533)	4,671	716
Other income, net		1,016	3,055	9,146	1,402

Loss before income tax expenses		(463,906)	(572,881)	(392,925)	(60,217)
Income tax expense	19	(24,160)	(1,900)	(1,902)	(291)

Net loss		(488,066)	(574,781)	(394,827)	(60,508)

Series A Preferred share redemption value accretion		(1,978)	—	—	—
Series B Preferred share redemption value accretion		(10,140)	—	—	—
Series C Preferred share redemption value accretion		(15,899)	—	—	—

Net loss attributable to LAIX Inc.’s ordinary shareholders		(516,083)	(574,781)	(394,827)	(60,508)

Net loss		(488,066)	(574,781)	(394,827)	(60,508)
Other comprehensive income/(losses)
—Foreign currency translation adjustment, net of nil tax		16,403	13,165	(19,227)	(2,947)

Comprehensive loss		(471,663)	(561,616)	(414,054)	(63,455)

Net loss per Class A and Class B ordinary shares
—Basic and diluted	20	(19.17)	(11.64)	(7.99)	(1.22)
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic and diluted	20	26,921,735	49,364,429	49,430,696	49,430,696

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
For the years ended December 31, 2018, 2019 and 2020
(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	Class A ordinary shares		Class B ordinary shares		Treasury stock		Subscriptions receivable	Additional paid-in capital	Accumulated other comprehensive income /(loss)	Accumulated deficit	Total shareholders’ equity (deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of January 1, 2018	158,861	1	19,675,674	121	—	—	(122)	—	(85)	(447,902)	(447,987)
Issuance of Class A ordinary shares upon Initial Public Offering (“IPO”), net of issuance costs (Note 15)	5,750,000	40	—	—	—	—	—	441,126	—	—	441,166
Conversion of preferred shares to Class A ordinary shares	22,367,696	154	—	—	—	—	—	679,768	—	—	679,922
Accretion of convertible redeemable preferred shares	—	—	—	—	—	—	—	(27,117)	—	(900)	(28,017)
Share-based compensation expense (Note 16)	—	—	—	—	—	—	—	45,473	—	—	45,473
Net loss for the year	—	—	—	—	—	—	—	—	—	(488,066)	(488,066)
Foreign currency translation	—	—	—	—	—	—	—	—	16,403	—	16,403

Balance as of December 31, 2018	28,276,557	195	19,675,674	121	—	—	(122)	1,139,250	16,318	(936,868)	218,894

	Class A ordinary shares		Class B ordinary shares		Treasury stock		Subscriptions receivable	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ equity (deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Repurchase of ordinary shares (Note 15)	(591,200)	—	—	—	591,200	(10,730)	—	—	—	—	(10,730)
Share-based compensation expense (Note 16)	—	—	—	—	—	—	—	26,683	—	—	26,683
Exercise of option (Note 16)	1,894,994	13	—	—	—	—	—	1,951	—	—	1,964
Net loss for the year	—	—	—	—	—	—	—	—	—	(574,781)	(574,781)
Foreign currency translation	—	—	—	—	—	—	—	—	13,165	—	13,165

Balance as of December 31, 201 9	29,580,351	208	19,675,674	121	591,200	(10,730)	(122)	1,167,884	29,483	(1,511,649)	(324,805)

Repurchase of ordinary shares (Note 15)	(189,811)	—	—	—	189,811	(4,597)	—	—	—	—	(4,597)
Share-based compensation expense (Note 16)	—	—	—	—	—	—	—	29,027	—	—	29,027
Exercise of option (Note 16)	536,107	4	—	—	—	—	(79)	1,941	—	—	1,866
Net loss for the year	—	—	—	—	—	—	—	—	—	(394,827)	(394,827)
Foreign currency translation	—	—	—	—	—	—	—	—	(19,227)	—	(19,227)

Balance as of December 31, 2020	29,926,647	212	19,675,674	121	781,011	(15,327)	(201)	1,198,852	10,256	(1,906,476)	(712,563)

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018, 2019 and 2020
(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$(Note 2 (e))
Cash flows from operating activities
Net loss	(488,066)	(574,781)	(394,827)	(60,508)
Adjustments for:
Depreciation of property and equipment (Note 9)	5,854	20,287	21,256	3,258
Amortization of intangible assets (Note 10)	57	1,300	6,047	927
Amortization of prepaid interest expense and service fees to loan companies	2,308	304	—	—
Foreign exchange losses	4,156	2,221	1,358	206
Share-based compensation (Note 16)	45,473	26,683	29,027	4,449
Amortization of operating lease right of use asset (Note 13)	—	32,301	31,177	4,778
Interest expense of operating lease liability (Note 13)	—	8,480	6,182	947
Impairment of property and equipment (Note 2 (m))	—	6,857	21,390	3,278
Disposal gain on property and equipment	—	—	(165)	(25)
Changes in assets and liabilities:
Accounts receivable	(41,339)	7,043	1,468	225
Prepayments and other current assets	(91,232)	29,983	23,661	3,627
Receivables of interest income	—	(10,116)	(3,658)	(561)
Other non-current assets	(5,872)	(1,077)	1,758	269
Deferred tax assets	(16,940)	1,604	1,789	274
Accounts payable	4,236	61,391	(55,255)	(8,468)
Salary and welfare payable	61,500	45,652	(21,536)	(3,300)
Tax payable	43,118	15,459	2,987	458
Accrued liabilities and other current liabilities	2,623	(606)	3,932	603
Operating lease liability	—	(42,228)	(29,706)	(4,553)
Other non-current liabilities	—	2,735	258	39
Deferred revenue, current and non-current	361,182	218,344	50,259	7,702

Net cash used in operating activities	(112,942)	(148,164)	(302,598)	(46,375)

Cash flows from investing activities:
Purchase of short-term investments	(404,041)	(35,841)	(51,019)	(7,819)
Proceeds from maturity of short-term investments	34,544	187,737	224,890	34,466
Purchase of property and equipment	(41,715)	(49,386)	(2,039)	(313)
Purchase of intangible assets	(1,347)	(2,278)	(7,304)	(1,119)
Proceeds from disposition of property and equipment	479	—	329	50
Purchase of investment in equity fund (Note 2(j))	(5,646)	(73)	(190)	(29)
Proceeds from return of investment in equity fund (Note 2(j))	10	87	—	—

Net cash (used in)/provided by investing activities	(417,716)	100,246	164,667	25,236

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$(Note 2 (e))
Cash flows from financing activities:
Proceeds from exercise of share options	—	1,097	2,131	327
Proceeds from issuance of Class A ordinary shares upon IPO, net of issuance costs	441,166	—	—	—
Cash receipts from loan companies	10,595	—	—	—
Cash payment for repurchase employee vested share options	(2,243)	—	—	—
Cash payment for repurchase ordinary shares (Note 15)	—	(10,730)	—	—
(Prepayment)/cash receipt for the repurchase of ordinary shares program (Note 15)	—	(6,711)	2,154	330
Repayment of cash to loan companies	(5,540)	—	—	—

Net cash provided by/(used in) financing activities	443,978	(16,344)	4,285	657

Net decrease in cash, cash equivalents and restricted cash	(86,680)	(64,262)	(133,646)	(20,482)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	14,919	2,522	(10,829)	(1,660)
Cash, cash equivalents and restricted cash at the beginning of year	416,483	344,722	282,982	43,369

Cash, cash equivalents and restricted cash at the end of year	344,722	282,982	138,507	21,227

Supplemental schedule of non-cash operating activities:
Non-cash settlement related to interest expenses and service fee, net	304	—	—	—
Supplemental schedule of non-cash investing and financing activities:
Accounts payable related to the purchase of property and equipment	86	2,533	1,761	270
Payables related to the purchase of copyright	—	13,295	13,130	2,012
Non—cash settlement related to repayment of loan and corresponding de-recognition of related receivables	34,172	7,187	—	—
Accretion on redeemable preferred shares	28,017	—	—	—
Other receivables related to share options settlement (Note 8)	—	867	602	92
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
As of December 31, 2020, the Company’s major subsidiaries, major VIEs and VIE’s subsidiary are as follows:

Company Name	Date of establishment	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries of the Company:
LingoChamp US Inc.	Established on August 15, 2017	US	100%	AI lab operation
LingoChamp (HK) Limited	Established on August 29, 2013	Hong Kong	100%	Investment holding
Yuguan Information Technology (Shanghai) Co., Ltd. (“Yuguan WFOE”)	Established on November 19, 2013	PRC	100%	Technology development
Yuling Culture Communication (Shanghai) Co., Ltd.	Established on October 13, 2015	PRC	100%	Provision of cross-border loan arrangement
Variable Interest Entity (“VIEs”)
Shanghai Liulishuo Information and Technology Co., Ltd. (“Shanghai Liulishuo” or “Shanghai Liulishuo VIE”)	Established on May 17, 2013	PRC	100%	Provision of English learning services
Shanghai Mengfan Culture Communication Co., Ltd. (“Mengfan”)	Established on December 8, 2014	PRC	100%	Provision of marketing support services
Shanghai Mengfan Education Training Co., Ltd. (“Mengfan Education”)	Established on April 18, 2019	PRC	100%	Provision of English learning service
Subsidiary of Variable Interest Entity (“VIE ’s subsidiary”)
Wuhan Liulishuo Information and Technology Co., Ltd.	Established on January 14, 2019	PRC	100%	Provision of marketing support service

(b)	Organization Structure
To facilitate offshore financing, an offshore corporate structure was formed in 2013, which was carried out as follows:

1)	On August 19, 2013, upon the Company was incorporated in the Cayman Islands by the founders.

2)	On August 29, 2013, LingoChamp HK was incorporated in Hong Kong with 100% ownership by the Company.

3)	On November 19, 2013, Yuguan WFOE was incorporated in the PRC with 100% ownership by LingoChamp HK.
By entering into a series of commercial agreements in 2013, 2014 (revised in May 2018), 2018 and 2019 (the “VIE Agreements”), Shanghai Liulishuo, Mengfan, Jiangsu Liulishuo Education Technology Co., Ltd. (the “Jiangsu Liulishuo”, terminated in 2019) and Mengfan Education became VIEs on December 19, 2013, December 8, 2014, May 29, 2018 and April 22, 2019, respectively, whose primary beneficiaries are Yuguan WFOE and shareholders of Shanghai Liulishuo, Mengfan, Jiangsu Liulishuo and Mengfan Education became the “Nominee Shareholders” of Shanghai Liulishuo, Mengfan, Jiangsu Liulishuo and Mengfan Education, respectively. The Company has therefore consolidated the financial statements of VIEs.

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
Contractual Agreements with VIEs
Exclusive Technology Services Agreements
Under the exclusive technology services agreements entered into between the VIEs and Yuguan WFOE, Yuguan WFOE has the exclusive right to provide to the VIEs technology support, business management consulting, marketing consultation, products research and development and technology services which are related to all of the business operations of the VIEs. Yuguan WFOE owns the exclusive ownership of intellectual property rights created because of the performance of this agreement. In return for these services, the VIEs shall pay Yuguan WFOE an annual service fee, which subject to the determination by Yuguan WFOE at its sole discretion. The term of this agreement will expire in 30 years from its establishment and then be automatically renewed except that Yuguan WFOE is entitled to terminate the agreement upon the expiration of such
30-year
term as long as a
30-day
prior written termination notice is provided to the VIEs. The service fee charged by Yuguan WFOE to the VIEs for the years ended December 31,
2018,
2019 an
d
 2020 was RMB 285,240
, RMB
600,999
and RMB 426,886, respectively
.

As of December 31, 2020, RMB 87,851 service fee was remaining to be paid by the VIEs.
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

(d)	Combined financial information of the VIEs and VIEs’ subsidiary
The following combined financial information of the Group’s VIEs and VIEs’ subsidiary as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2019	2020
Assets
Current assets
Cash and cash equivalents	137,364	37,673
Restricted cash	100	20
Accounts receivable, net	7,360	5,892
Amounts due from inter-company entities	3,258	4,254
Prepayments and other current assets	60,942	36,298

Total current assets	209,024	84,137

Non-current assets
Property and equip m ent, net	34,815	15,773
Operating lease right-of-use assets, net	113,616	48,862
Other non-current assets	6,023	3,510
Deferred tax assets	15,336	13,547

Total non-current assets	169,790	81,692

Total assets	378,814	165,829

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	As of December 31,
	2019	2020
Liabilities
Current liabilities
Accounts payable	91,896	50,443
Amounts due to inter-company entities	219,744	169,717
Deferred revenue, current	695,971	689,325
Salary and welfare payable	73,946	56,946
Tax payable	46,823	48,058
Operating lease liability, current	29,119	19,465
Accrued liabilities and other current liabilities	11,938	16,405

Total current liabilities	1,169,437	1,050,359

Deferred revenue, non-current	—	56,905
Operating lease liability, non-current	83,282	32,933
Other non-current liabilities	1,000	2,380

Total non-current liabilities	84,282	92,218

Total liabilities	1,253,719	1,142,577

	For the years ended December 31,
	2018	2019	2020
Net revenues	637,034	1,023,213	972,628
Net loss	(387,668)	(298,596)	(101,843)

	For the years ended December 31,
	2018	2019	2020
Net cash provided by/(used in) operating activities	48,285	109,999	(98,741)
Net cash used in investing activities	(15,538)	(31,603)	(1,030)
Net cash provided by financing activities	5,055	1,000	—

Net increase/(decrease) in cash, cash equivalents and restricted cash	37,802	79,396	(99,771)

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the respective VIE, except for registered capital, as of December 31, 2019 and 2020. As the VIEs are incorporated as limited liability Companies under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.
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
The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Group incurred net losses of
RM
B
488,066, RMB574,781 and RMB394,827
for the years ended December 31, 2018, 2019 and 2020, respectively. Net cash used in operating activities was approximately
RMB112,942, RMB148,164 and RMB302,598
for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, the Group’s total shareholders’ deficit was
RMB712,563
and the current liabilities exceeded the current assets (including cash and cash equivalents balance of

RMB137,996
)
 in the amount
of
RMB740,168.
The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its plans, which include a business plan to adjust the pace of the Company’s business expansion, control operating costs and optimize operational efficiency to improve the Company’s cash flow from operations, and a financial plan to raise external equity or debt financing to fund the continuous operations. To implement the business plan, the Company will continue to enhance user engagement and retention by offering higher quality and diversified content while optimizing its traffic acquisition strategy to efficiently control and reduce the user related costs. The Company will further preserve liquidity and manage cash flows by reducing various discretional expenditures, including labor costs and other operating expenses. Additionally, the Company will continue to seek external financing to improve its liquidity position, though there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations.
With the implementation of the above plans, management is of a view that they have addressed the contrary indicators of the Company’s ability to continue as a going concern and the Company has sufficient funds for continuous operations and will be able to meet its payment obligations from operations for the next twelve months from the issuance of the consolidated financial statements. Accordingly, management has prepared the Group’s consolidated financial statements on going concern basis.
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
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of the PRC are translated into RMB at fiscal year-end
exchange rates, income and expense items are translated at the average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity (deficit) on the consolidated financial statements. The exchange rates used for translation on December 31, 2019 and 2020 were US$1.00=RMB 6.9762 and RMB 6.5249, respectively, representing the index rates stipulated by the People’s Bank of China.

(e)	Convenience Translation
The unaudited US$ amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1 = RMB 6.5250 on December 31, 2020, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

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
As of December 31, 2019 and 2020, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.
On a recurring basis, the Group measures its short-term investments at fair value.
The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Level 1	Level 2	Level 3	Balance at fair value
As of December 31 , 2019
Assets
Short-term investments—Wealth management products	—	240,948	—	240,948

As of December 31, 2020
Assets
Short-term investments—Wealth management products	—	91,049	—	91,049

(g)	Cash and Cash Equivalents
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
Accounts receivable primarily consists of the subscription fee for the courses that have been consumed by customers, while still due from distribution channels and online commerce platform partners (collectively, the “Third Parties”), respectively, mainly due to timing difference between the Company’s receipts from the Third Parties versus the Third Parties’ cash receipts from customers. The subscription fee for the courses that have not been consumed by customers but received by Third Parties is recorded as other current assets (Note 8).
Accounts receivable are presented net of allowance for any potentially uncollectible amounts. The Company makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its Third Parties, current economic conditions, reasonable and supportable forecasts of future economic conditions that may vary by geography, customer-type, or industry sub-vertical,
and other factors that may affect its ability to collect from the Third Parties. Expected credit losses are recorded as general and administrative expenses on our consolidated statements of comprehensive loss.
Although the Company has historically not experienced any credit losses, they may experience increasing credit loss risks from accounts receivable in future periods if its Third Parties are adversely affected by economic pressures or uncertainty associated with local or global economic recessions, disruption associated with the current
COVID-19
pandemic, or other specific factors, and actual experience in the future may differ from their past experiences or current assessment.

(j)	Investment in equity fund
Investment in equity fund represents the Company’s investment in private equity fund as a limited partnerships. The Company’s limited partnerships is considered as minor with no virtually influence over the operating and financial policies of the fund. The investment is measured at cost less impairment since its fair value is not readily determinable and adjusted for subsequent observable price changes, if any. Gains are recognized as other income when distribution are declared by the fund.

(k)	Intangible assets
Intangible assets purchased and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Company’s purchased intangible assets include computer software, domain name and copyright
.

Computer software and copyright are amortized on a straight-line basis over their useful lives, ranging from
 2 to 5 years.
The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Domain name is the intangible asset with indefinite life. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.
No
impairment of intangible assets was recognized for the year ended December 31, 2018, 2019 and 2020.

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
For other long-lived assets including property and equipment and other non-current
assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group recorded impairment charges of RMB 21,390 for leasehold improvements related to rental office spaces which had been vacant and unused by the Company for operation in general and administrative expenses for the year ended December 31, 2020.

(n)	Deferred Revenue
Cash proceeds received from customers for on-line courses are initially recorded as deferred revenue and are recognized as revenues when revenue recognition criteria are met. For cash proceeds expected to be consumed within 12 months, deferred revenue will be recorded as current liability, otherwise it is recorded as non-current liability.

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
The Group provides online English learning service to customers through its self-developed mobile apps, English Liulishuo, Liuli Reading and Kids Liulishuo. The Group generates revenue by offering a variety of courses to its customers. The Group primarily offers two types of course packages, namely prepaid standard courses and prepaid multiple course packages. Prepaid standard courses, such as DongNi English, DongNi English A+ and Kids Course, allow customers to purchase courses to be consumed over a certain period of time. Prepaid multiple course packages which contain prepaid standard courses and course credits for one-to-one tutoring sessions with contracted human teachers are provided as the Group’s premium services, and allow customers to purchase multiple courses for use before a certain expiration date. The customers purchase the services by subscribing to prepaid standard courses, prepaid multiple course packages or other courses either directly from the Group or through online commerce platform partners. Subscription fees are generally paid in advance and initially recorded as deferred revenue.

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
The Group has assessed all variable considerations identified when determining the transaction price and such assessment requires the Company to consider various forms that the variable considerations may take. To incentivize the subscription of its prepaid courses, the Group selectively offers performance-based or behavior-based refunds to its customers who subscribe the prepaid courses. The amount of refund is fixed and pre-determined and may be larger than the subscription fee. In the case that the refund amount is larger than customer’s individual cumulative revenue basis, the Group recognizes such negative revenue as selling expenses. There were negative revenue amounts of RMB
6,465, RMB 2,353 and nil
recorded in selling expenses for the years ended December 31, 2018, 2019 and 2020, respectively. Prepaid courses consist of two types of revenue models—the non-refundable course model and the refundable course model. Revenues for the non-refundable course model are recognized ratably over the contractual course period as services are provided. Under the refundable course model, a customer is eligible to obtain a refund if the customer achieves certain agreed performance goals or behavior goals, including but not limited to completing a minimum number of learning hours within a set period of time, achieving a minimum number of course sharing on social networking apps within the contractual course period, achieving various measures of learning efficiency, and receiving a certain overall score for each course in the package. Based on the historical records of performance-based or behavior-based refunds, the Group estimates a refund rate that constitutes a reduction of the transaction price to recognize the revenues ratably as services are provided over the contractual course period. When there are no sufficient historical records for the Group’s estimation, revenue will not be recognized until uncertainty associated with the variable considerations is resolved. Except for the aforementioned performance-based or behavior-based refunds to its customers, there are no other circumstances that cause variability in the considerations.
The Group has concluded that it is responsible for the designation and production of all the online courses and the Group is the party contractually and substantively holding all rights to the service of delivering the courses. Therefore, the Group meets the principle under ASC 606 of having control of the service and should be viewed as the principal in the arrangements. The Group therefore recognizes revenue on a gross basis.
Prepaid standard courses
Prepaid standard courses include the Group’s standard DongNi English, DongNi English A+ and Kids Course corresponding to customers’ proficiency levels. Such courses range from 30 days to 1,080 days. A customer can access the standard course without limit within such customer’s fixed contract period. Revenue is recognized on a straight-line basis over the contractual course period.
Prepaid multiple course packages
Prepaid multiple course packages range are provided as the Group’s premium services, including the standard DongNi English course and course credits for one-to-one
courses with contracted human teachers. Such course packages typically from 180 days to 360 days. Each type of course is a separate unit of accounting, as each type has a distinct nature with different patterns and measurements of transfer to the customers.
The Group determines the standalone selling price for each type of course in the package and allocates the transaction price based on the relative value of each type of course in the arrangement, if applicable. The best evidence of standalone selling price is the price the Group charges for a certain type of course when the Group sells it separately in similar circumstances to similar users. For a type of course that is not being sold separately, the Group determines the value for each course based on its cost, plus an expected margin.
For the standard courses included in prepaid multiple course packages, revenue is recognized on a straight-line basis over the contractual course period. For one-to-one
courses, revenue is recognized when the course credit is consumed, with the estimated breakage from unconsumed courses at contract expiration. The expected breakage amount is recognized as revenue in proportion to the pattern of course credits consumed by the customers based on actual breakage data the Company has accumulated. The expected breakage amount is updated on a periodic basis.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Other courses and services
The Group also provides other courses and services, such as pronunciation training and practice tests. Revenues are recognized ratably over a fixed term of the agreement or an estimated viewership period as services are provided.
The Group offers free courses to customers upon registration. Customers are not obligated to subscribe any course packages with the Group to obtain the free courses. The Group records the content related costs incurred in providing the free courses as sales and marketing expenses.
User Incentive Program
The Group’s customers are registered users of its mobile app who have subscribed for the courses of the Group. The Group has incentive programs for its registered users to enhance user engagement and to incentivize the use of the Group’s platform. The Group offers points or cash rewards to the registered users who refer new registered users to its mobile app, or when they participate in various free activities in the Group’s mobile app. The points can be redeemed for free gifts and the cash rewards can be withdrawn at the discretion of the registered users with no threshold. Both the offering and the use of the points, and the grant of the cash rewards are not associated with revenue transactions. The estimated incremental costs related to free gifts and cash rewards are recognized as a component of the Group’s sales and marketing expenses.
Value-added tax
The Group’s revenue is subject to value-added tax (“VAT”) for the periods presented. The Group also pays VAT for costs and expenses (“input VAT”). VAT payable is permitted to be offset against input VAT, when supported by valid VAT invoices received from vendors against their VAT liability. VAT on the invoiced amount collected by the Group on behalf of tax authorities in respect of services provided, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities.

(p)	Cost of revenues
Cost of revenues consist of expenditures incurred in the generation of the Group’s revenue, including but not limited to the course content related costs, service fees paid to contracted human teachers in one-to-one courses, rental expenses, IT service costs and depreciation of property and equipment.

(q)	Research and development expense
Research and development expenses consist primarily of (i) salary and welfare for research and development personnel, (ii) rental expenses for office space associated with research and development personnel, and (iii) depreciation of office premises and servers utilized by research and development personnel. Research and development costs are expensed as incurred.
The Company accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. No cost for developing such software application was capitalized for the periods presented.

(r)	Sales and marketing expenses
Sales and marketing expenses consist primarily of branding and marketing expenses, salary and welfare for sales and marketing personnel, commissions to distribution channels (mobile app stores) and online commerce platform partners, payment processing expenses, rewards to registered users related to incentive programs, and rental expenses for office space associated with sales and marketing personnel. The branding and marketing expenses amounted to
RMB 350,669 and RMB 519,719 and RMB 442,012 for the years ended December 31, 2018, 2019 and 2020, respectively.
The incremental costs of obtaining a contract are those costs that the Company incurs to obtain a contract with the customer that it would not have incurred if the contract had not been obtained. The Company recognizes the incremental costs of obtaining a contract, including the commission to distribution channels (mobile app stores) and online commerce platform partners, as an asset, and amortizes the related cost over the period of expected benefit. Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2018, 2019 and 2020, the incremental costs capitalized as assets were not material.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(s)	General and administrative expenses
General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses for office space associated with general and administrative personnel, general office expenses, and professional service fees.

(t)	Government subsidies
Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and in compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recorded as “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met.

(u)	Operating leases
The Group adopted ASU 2016-02, Leases, on January 1, 2019.
The Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use
(“ROU”) assets and operating lease liability, current and
non-current
in the Group’s consolidated balance sheets.
ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit interest rate, the Group uses its incremental borrowing rate to compute the present value of lease liabilities, which it calculates based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.
The Company adopted ASU 2016-02 using the modified retrospective transition approach, to be applied to leases existing as of, or entered into after, January 1, 2019. Results for the year ended December 31, 2018 continue to be presented under the accounting standards originally in effect for that period. Prior to the adoption, leases where substantially all the rewards and risks of ownership of assets remain with the lessor were accounted for as operating leases. Payments made under operating leases were recognized as an expense on a straight-line basis over the lease term. The Group had no capital leases in any period presented.
The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU
2016-02:
(i) elect for each lease not to separate
non-lease
components from lease components and instead to account for each separate lease component and the non-lease
components associated with that lease component as a single lease component; (ii) for leases that have lease term of 12 months or less and do not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (iii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contain a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

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
The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees. The Group’s obligations are limited to the amounts contributed and there is no legal obligation beyond the contributions made.

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

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognized income tax expenses due to uncertain tax position for the year ended December 31, 2018, 2019 and
2020 in the amount of
RMB 41,100, nil, and nil, respectively (Note 19).

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
Effective November 8, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to

US$
20

million worth of outstanding ADSs of the Company, every one of which represents one class A ordinary share. The program expired in
May, 2020
.
Repurchased ADSs were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. Up to December 31, 2020
,
781,011 outstanding ADSs (781,011 shares) were repurchased with a total consideration of US$2,196 (RMB 15,327) on the open market, at a weighted average price of US$2.81 per ADS.

(z)	Statutory reserves
The Group’s subsidiaries and consolidated VIE and its subsidiary that are incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax
profit determined in accordance with the PRC accounting standards and regulations (“PRC GAAP”).
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
Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2018, 2019 and 2020, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

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
Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating consolidated results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment.
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
The Company adopted ASU
2016-13
on January 1, 2020 and the adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.
In August 2018 the FASB issued ASU
No. 2018-13,
Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard eliminates, adds and modifies certain disclosure requirements for fair value measurements in ASC 820, Fair Value Measurement, as part of its disclosure framework project. ASU
2018-13
is effective for the Company beginning January 1, 2020. The amendments in ASU
2018-13
that relate to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments in ASU
2018-13
should be applied retrospectively to all periods presented upon their effective date. The Company adopted ASU
2018-13
on January 1, 2020 and the adoption did not have a material impact on the Company’s disclosures.

(ag)	Recently issued accounting pronouncements not yet adopted
In December 2019, the FASB issued ASU No.
2019-12,
Simplifying the Accounting for Income Taxes,
as part of its initiative to reduce complexity in accounting standards. For the Group, amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group plans to adopt the ASU prospectively on January 1, 2021. The ASU is currently not expected to have a material impact on the consolidated financial statements.

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

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

In order to adapt to the new regulatory requirements, the Company applied and obtained ICP Licenses from the relevant government authority since 2018 for its currently operating mobile apps, namely “English Liulishuo”, “IELTS Liulishuo”, “LiuLi Reading” and “Kids Liulishuo”, also covered “Liulishuo” website and certain other new initiatives and websites. The Company also may continue to launch new products that require an ICP License. However, the Company cannot assure that its services provided before obtaining the ICP License will not be regarded by the MIIT or its local counterpart as historical non-compliance,
in which case the Company may be subject to penalties including fines and confiscation of any gain during its operating history generated from the services as regarded by the relevant governmental authority as historical non-compliance.
Either of these results, or any other significant penalties that might be imposed on the Company in this event, would have a material adverse effect on its financial condition and results of operations.
The Group believes that the risks of material loss related to historical non-compliance
due to lack of ICP license and penalties are remote.

(2)	Violation of intellectual property rights of others
Certain of the Company’s courses, in particular its free course featuring pop culture themes, contain unauthorized third-party content. The Company is in the process of removing unauthorized content from its platform and/or obtaining rights to use such content from the copyright holders. Additionally, there is the possibility that there may be third-party intellectual property rights, portraiture right or other rights that are infringed by the Company’s services or other aspects of the Company’s business of which the Company is unaware. To the extent that the Company’s employees or consultants use intellectual property owned by others or unauthorized portraits in their work, disputes may arise as to the rights in related know-how
and inventions, portraits and other proprietary assets. In addition, the Company’s platform is open to all users. Content posted by users on platform, may expose the Company to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. In particular, users may share English learning materials or methods with other users by posting a video, audio clip or other forms of content on platform, which may subject the Company to claims of infringement of third-party intellectual property rights or other rights contained in the copyrighted video, audio clip or other forms of content. Although the Company has required users to post only legally compliant and non-offensive
materials, a third party may still find user-generated content posted on the Company’s platform to infringe on intellectual property rights or other rights, or to be offensive and take action against the Company in connection with such content. Holders of such intellectual property rights or other rights may seek to enforce such rights against the Company in China, the United States or other jurisdictions. If any third-party infringement claims are brought against the Company, the Company may be forced to divert management’s time and other resources from their business and operations to defend against these claims, regardless of their merits.
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
The Group believes that the risks of material loss related to the use of unauthorized third-party contents are remote.

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
Accounts receivable is typically unsecured and are derived from revenue earned either directly from customers or through distribution channels and online commerce platform partners. The Group’s business model requires the users to make full prepayment for the course subscribed and the payment collection is made through reputable distribution channels and online commerce platform partners. The risk with respect to accounts receivable is low and mitigated by credit evaluations performed by the Company.

(i)	Concentration of revenues
No single customer represented 10% or more of the Group’s net revenues for the years ended December 31, 2018, 2019 and 2020.

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
The following table summarized entities with greater than 10% of the accounts receivable:

	As of December 31,
	2019	2020
Distribution channel A	56%	50%
Distribution channel B	25%	20%

4	Significant equity transactions
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
Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2019 and 2020. The overseas cash and cash equivalents are primarily held by the Company and its subsidiaries in Hong Kong and US.

	RMB amount (RMB denominated)			RMB equivalent amount (US$ denominated)			Total
	Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE
December 31, 2019	6,607	13,453	137,364	65,059	58,683	—	281,166
December 31, 2020	5,668	33,310	37,673	32,702	28,643	—	137,996

6.	Restricted cash
Restricted cash mainly represents the cash proceeds from the exercise of share options by the Company’s employee, executives and directors held in a bank account which have yet to be transmitted to them.

	As of December 31,
	2019	2020
Restricted cash for exercise of share options to be transmitted to employees	1,716	491
Cash deposit held in designated bank account	100	20

Total restricted cash	1,816	511

7.	Accounts receivable, net

	As of December 31,
	2019	2020
Accounts receivable, gross	7,360	5,892
Less: allowance for cr edit losses	—	—

Accounts receivable, net	7,360	5,892

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

8.	Other assets
The other assets consist of the following:

	As of December 31,
	2019	2020
Prepayment and other current assets
Subscription fees receivables due from distribution channels and online commerce platform partners for unconsumed courses	20,597	9,587
Gift goods to be used in promotion and incentive programs	4,775	9,346
Payment for digital contents (b)	4,921	6,621
Receivables from payment- processing- service providers	6,335	5,255
Prepaid insurance fees	4,938	5,099
Prepaid advertising fees	5,788	4,551
Value-added tax receivable	17,405	3,797
Prepayments of service fees	3,216	3,060
Loans and advance to employees (a)	4,437	2,899
Prepayment of software license fee	2,278	2,500
Rental deposits refundable within one year	1,878	2,009
Printing course materials	—	1,906
Prepaid rental fee	1,291	72
Prepayment for share repurchase program (Note 15)	6,711	—
Others	2,217	1,570

Total repayment and other current assets	86,787	58,272

Non-current
Long-term rental deposits	8,447	4,643
Prepayment for courses copyright	—	1,223

Total non-current	8,447	5,866

(a)
As of December 31, 2020,
l
oans and advance to employees consists of 1) loans to the employees of RMB 2,175

(US$333) for the payment of individual income tax for the granted options. These loans are interest free and will be repaid upon the options are exercised; 2) advance to employees of RMB 122

(US$19) for future travel and other business related purpose; and 3) receivables from employees for the option exercised price of RMB 602 (US$92).

(b)
Payment for digital contents represent the payment to a publisher for the access to digital books of which the control has been obtained. The respective content costs will be realized into cost of revenue along with the revenue recognition of the subscription to the courses
.

9.	Property and equipment, net
Property and equipment consist of the following:

	As of December 31,
	2019	2020
Cost:
Leasehold improvements	68,987	45,020
Office equipment	36,009	31,539
Software	1,651	1,651

Total cost	106,647	78,210
Less: Accumulated depreciation	(28,153)	(40,427)
Less: Impairment loss	(6,857)	(7,709)

Property and equipment, ne t	71,637	30,074

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Depreciation expense recognized for the years ended December 31, 2018, 2019 and 2020 are summarized as follows:

	For the years ended December 31,
	2018	2019	2020
Cost of revenues	810	4,095	5,189
Sales and marketing expenses	3,865	12,801	11,350
Research and development	894	2,729	2,837
General and administrative expenses	285	662	1,880

Total	5,854	20,287	21,256

10.	Intangible assets

	As of December 31,
	2019	2020
Copyright (Note 12( a ))	15,573	20,242
Computer software	862	862
Domain name	484	484
Less: Accumulated amortization	(1,357)	(7,404)
Add: translation difference	(21)	157

Intangible assets, net	15,541	14,341

Amortization expense was RMB 57, RMB 1,300 and RMB 6,047 for the years ended December 31, 2018, 2019 and 2020, respectively.
The Company will record estimated amortization expenses of RMB 5,800, RMB 4,492, RMB 2,792, RMB 731, and RMB 65 for the years ended December 31, 2021, 2022, 2023, 2024, and 2025 respectively.

11.	Tax payable

	As of December 31,
	2019	2020
Uncertain tax position (Note 19)	41,100	41,100
Withholding individual income tax	33,153	36,226
Value added tax	87	1

Total	74,340	77,327

The Group’s revenues are subject to value-added tax at a rate of 6%.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

12.	Accrued liabilities and other liabilities

	As of December 31,
	2019	2020
Accrued liabilities and other current liabilities
Payables related to professional service fee	3,700	6,753
Government grant	6,070	5,450
Accrual for exchange golden coins and membership credits	2,434	5,156
Refund from depository bank - current	1,011	945
Payables to employees related to net proceeds from share options exercised (Note 6)	1,716	491
Others	513	587

Total	15,444	19,382

Non-Current
Payables related to copyright (a)	8,707	6,622
Government grant	1,000	2,380
Refund from depository bank - non-current	2,734	1,612

Total	12,441	10,614

(a)	The Group purchased copyrights from third party copyright owners for the purpose of new product development and recorded liability for the payment not yet settled.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)
13.	Leases
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
b
orrowing rate, over the expected term. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.
Information related to operating leases as of December 31, 2019 and 2020 are as follows (in thousands, except for percentages and years).

	As of December 31,	As of December 31,
	2019	2020
Assets
Operating lease right of use assets, net	155,525	82,488
Liabilities
Operating lease liabilities, current	37,009	31,845
Operating lease liabilities, non-current	117,124	56,903
Weighted average remaining lease term (years)	3.97	3.20
Weighted average discount rate	5.70%	5.70%
Information related to operating lease activity during the year ended December 31, 2019 and 2020 are as follows:

	As of December 31,	As of December 31,
	2019	2020
Operating lease rental expense
Amortization of right of use assets	32,301	31,177
Expense for short-term leases within 12 months	12,369	1,743
Interest of lease liabilities	8,480	6,182

	53,150	39,102

Supplemental cash flow information related to leases was as follows:

	For the Year ended December 31,	For the Year ended December 31,
	2019	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payment	42,228	29,706
Right-of-use assets obtained in exchange for lease obligations:
Operating lease liabilities	26,840	1,330

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Maturities of lease liabilities were as follows:

As of December 31,
2020
2021	35,735
2022	30,152
2023	25,252
2024	5,387

Total undiscounted lease payment	96,526
Less: imputed interest	(7,778)

Total lease liabilities	88,748

14.	Convertible redeemable preferred shares
Prior to the Company’s IPO in October, 2018, the Company issued series rounds of convertible redeemable preferred shares (the “Preferred Shares”). Each Preferred Shares was convertible, at the option of the holder and certain automatic conversion events (e.g. the Company’s IPO), into one Class A ordinary shares of the Company, subject to certain customary anti-dilutive adjustments. Prior to their conversion, the Preferred Shares were entitled to certain privileges over ordinary shares with respect to conversion, redemption, dividends and liquidation.
The Company determined that host contract of the Preferred Shares was more akin to a debt host. The Company had also assessed each of the embedded features in the Preferred Shares and determined none of the embedded features needed to be bifurcated from the debt host.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

For each period before the conversion of the Preferred Shares,
t
he Company recorded accretions on the Preferred Shares to the respective redemption value by using the effective interest rate method from the issuance dates to the earliest redemption dates as set forth in the original issuance. The accretion was recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in-capital,
or in the absence of additional
paid-in-capital,
by charges to accumulated deficit. The accretion of the Preferred Shares for the year ended December 31, 2018 was
RMB
28,017 (US

$ 4,075)

and was recorded against additional paid-in-capital.
On October 1, 2018, immediately prior to the completion of the Company’s IPO, all 22,367,696
shares of Preferred Shares were converted to Class A ordinary shares.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

15.	Ordinary shares
On August 19, 2013, the Company was incorporated as limited liability company with authorized share capital of US$50 divided into 50,000,000 shares with par value US0.001 each. On June 6, 2014, the Company’s shareholders and Board of Directors approved an increase in its authorized share capital from 50,000,000 to 100,000,000 shares. On August 30, 2018, the Company’s shareholders and Board of Directors approved an increase in its authorized share capital from 100,000,000 to 250,000,000 shares, in which 25,000,000 shares of such class or classes (however designated) as the board of directors may determine in accordance with Article of Association of the Company.
The Company has a dual class voting structure under which all of the ordinary shares held by the founders are designated as Class B ordinary shares and all of the other ordinary shares, including the shares held by others shareholders and automatic converted outstanding preferred shares, are designated as Class A ordinary shares. Class A and Class B ordinary shares have the same rights except for voting and conversion rights. Both of the Class A and Class B ordinary shares will be entitled to one vote per share before the qualified IPO. While upon the closing of the qualified IPO, holders of Class B ordinary shares would be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
After the Company’s incorporation and till the Company’s IPO on October 1, 2018, the Company had a series of issuance and re-designation of ordinary shares and preferred shares.
Immediately prior to the Company’s IPO, on October 1, 2018, the Company had

158,861 Class A ordinary shares, 19,675,674 Class B ordinary shares and 22,367,696 Preferred Shares issued and outstanding.
On October 1, 2018, the Company consummated its IPO on the New York Stock Exchange with a total 5,750,000 Class A ordinary shares issued at a price of US$12.5 per share. After deducting underwriting discounts and commissions and other offering expenses, the net proceeds raised from the IPO amounted to approximately RMB441,166 (US$64,130). Immediately prior to the completion of the Company’s
IPO
, all of the Preferred Shares were converted to Class A ordinary shares based on the conversion price.

Immediately after the IPO, the Company had 177,473,443 class A ordinary shares and 5,324,326 class B ordinary shares authorized but unissued, 25,000,000 shares authorized were not designated and unissued, 22,526,257 class A ordinary shares and 19,675,674 class B ordinary shares issued and outstanding.
The proceeds of the subscription capital from founding shareholders and the share options exercised by employees of RMB122 (US$17) and RMB201 (US$31) were remained outstanding as of December 31, 2019 and 2020 respectively
, and such amount was presented as subscriptions receivable, a contra-equity balance on the consolidated balance sheets.
O
n
November 14, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$20 million worth of outstanding ADSs of the Company, every one of which represents one
C
lass A ordinary share, from time to time over the next 12 months.
In 2019, the Company paid
total prepayment of US$2,500 (RMB17,441) for share repurchase.

For the years ended of 2019 and 2020,
591,200 and 189,811 outstanding

ADSs

(
591,200
and 189,811 shares) were
repurchased with a total consideration of US$1,541 (RMB 10,730
) and US$655 (RMB 4,597),
on the open market at a weighted average price of
US$2.61
and US$3.45
per ADS (per share), respectively. On May 20, 2020, the Company terminated the share repurchase program and withdrew the residual prepayment of
 US$304 (RMB2,154).

16.	Share-based compensation
On May 26, 2014, the Company adopted
an
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

F-3
5

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

On July 14, 2015, the Company repurchased and canceled vested 44,000 options.
On June 13, 2017, the number of ordinary shares reserved for option issuance under the 2014 Plan increased to 5,519,737 Class A ordinary shares.
Concurrently, the Company repurchased and canceled 63,545 options.
A
fter which, a total of 5,456,192 Class A ordinary shares are reserved for option issuance pursuant to the 2014 Plan.
On July 31, 2018, the Board of Directors of the Company approved its 2018 Share Incentive Plan (the “2018 Plan”). Under the 2018 Plan, share-based awards such as share options, restricted shares, restricted share units and share appreciation rights may be granted. The 2018 Plan is valid and effective for a term of ten years commencing from its adoption.
The maximum aggregate number of ordinary shares which may be issued pursuant to all share-based awards under the 2018 Plan is (i) initially 5% of total authorized ordinary shares after completion of the Company’s IPO, and (ii) an increase not exceeding 1.5% of the total issued and outstanding ordinary shares as of December 31 of the respective preceding year. The aggregate size shall not exceed 5% of the total number of issued and outstanding shares at any given time
.
On September 8, 2020, pursuant to the board resolution, Amended and Restated 2018 Share Incentive Plan (the “2018 Amended Plan”) was approved by the Board of Directors of the Company to replace the 2018 Plan and increase the initial aggregate number of Class A ordinary shares to 4,860,412, plus an increasing of (i) an amount equal to 2% of the total number of issued and outstanding Shares of the immediately preceding year, or (ii) such number of Shares as may be determined by the Board. The number of shares remaining reserved for issuance under the 2018 Amended Plan was
2,947,282 as of December 31, 2020.
The options granted to the Company’s employees and directors under the 2014 Plan and the 2018 Amended Plan are vested upon satisfaction of service condition, which is generally satisfied over one or four years. The granted option are annually vested on the last day of each anniversary.
Share-based compensation expense related to the option awards granted amounted to RMB 45,473, RMB 26,683 and RMB 29,027 for the years ended December 31, 2018, 2019 and 2020.
The following table sets forth the summary of employee option activity for the years ended December 31, 2018, 2019 and 2020:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		USD	In years	USD’000	USD
Outstanding at January 1, 2018	3,245,554	0.2093	8.17	25,272	3.61
Granted	2,388,750	0.6000			11.74
Forfeited	(653,910)	0.3318

Outstanding at December 31, 2018	4,980,394	0.3806	8.19	35,875	7.13

Outstanding at January 1, 2019	4,980,394	0.3806	8.19	35,875	7.13
Granted	490,759	0.6000			7.27
Exercised	(1,894,994)	0.1484
Forfeited	(937,438)	0.5477

Outstanding at December 31, 2019	2,638,721	0.5288	8.39	11,429	8.76

Outstanding at January 1, 2020	2,638,721	0.5288	8.39	11,429	8.76
Granted	2,983,730	0.6633			2.38
Exercised	(536,107)	0.5246
Forfeited	(1,920,717)	0.4849

Outstanding at December 31, 2020	3,165,627	0.6829	8.74	3,070	4.95

Vested and expected to vest at December 31, 2020	2,335,330	0.7453	8.64	2,208	5.09
Exercisable at December 31, 2020	665,065	0.4761	7.28	694	8.97

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)
The aggregate intrinsic value per share is calculated as the difference between the exercise price of the options and the fair value of the underlying shares of RMB 52.02

(US$7.58), RMB 34.37

(US$4.86) and RMB 9.92 (US$ 1.52) at December 31, 2018, 2019 and 2020.
The total fair value of share options vested during the years ended December 31, 2018, 2019 and 2020 was RMB 14,930, RMB 48,978 and RMB 35,652, respectively.
As of December 31, 2020, there were RMB 59,315 of unrecognized share-based compensation expenses related to share options granted to the employees, which were expected to be recognized over a weighted-average vesting period of 2.08 years. To the extent the actual forfeiture rate is different from the Company’s estimate, the actual share-based compensation related to these awards may be different from the expectation.
The binomial option pricing model is used to determine the fair value of the share options granted to employees and directors
.
The fair values of share options granted during the years ended December 31, 2018, 2019 and 2020.

	2018	2019	2020

Expected volatility (i)	48.13%~49.11%	45.82%~ 47.20%	46.8%~53.05%
Risk-free interest rate (ii)	2.85%~3.14%	1.75%~ 2.82%	0.78%~0.99%
Exercise multiple	2.8	2.8	2.2~2.8
Expected dividend yield (iii)	0%	0%	0%
Contractual term	10	10	10
Expected forfeiture rate (post-vesting)	5%	5%	5%
Exercise price	US$0.60	US$0.60	US$0.01 \US$0.60\ US$3.24
Fair value of the common share on the date of option grant (US$) (iv)	US$8.25~US$13.39	US$2.90-US$11.94	US$1.26~US$4.11

Notes:
(i)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
(ii)
The risk-free interest rate of periods within the contractual life of the share option is based on the market yield of the US Treasury Strip Bond with a maturity life equal to the expected life to expiration.

(iii)	The Company has no history or expectation of paying dividends on its ordinary shares.
(iv)
Before the IPO, the estimated fair value of the Company’s ordinary shares at their respective grant dates, was determined with the assistance of an independent third party valuation firm by using income approach.

17.	Revenue
For the years ended December 31, 2018, 2019 and 2020, majority of the Group’s revenue were generated in the PRC. The disaggregated revenues by course plans were as follows:

	For the years ended December 31,
	2018	2019	2020
Prepaid standard courses	596,702	997,794	924,695
Prepaid multiple course packages	27,904	13,139	44,876
Other courses	12,658	12,280	3,057

Total revenues	637,264	1,023,213	972,628
Less: tax surcharges	(40)	—	—

Net revenues	637,224	1,023,213	972,628

F-
37

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

18.	Employee benefits
The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefit schemes to the
consolidated statements of comprehensive loss. The total amounts charged to the consolidated statements of comprehensive loss for such employee benefits amounted to RMB 79,651 and RMB 122,064 and RMB 80,285 for the years ended December 31, 2018, 2019 and 2020, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

19.	Income Taxes

(a)	Cayman Islands
Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong Profits Tax
T
he Company’s subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2018, 2019 and 2020. Dividends income received from subsidiaries in China are not subject to Hong
Kong profits tax while subject withholding tax.

(c)	U.S. Corporate Income Tax
One of the Company’s subsidiaries
, Lingochamp US Inc. (“Lingochamp US”)

is a Delaware corporation that is subject to U.S. federal corporate income tax and California corporate franchise tax on its taxable income. The applicable U.S. federal corporate tax rate is
21%
for taxable years beginning after December 31, 2017
. The California corporate franchise tax rate is 8.84%.
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code including, but not limited to: (1) reducing the U.S. federal corporate tax rate from 35% to 21%; (2) requiring companies to pay a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries; (3) generally eliminating U.S. federal income taxes on dividends from foreign subsidiaries; (4) requiring a current inclusion in U.S. federal taxable income of certain earnings of controlled foreign corporations; (5) eliminating the corporate alternative minimum tax (“AMT”) and changing how existing AMT credits can be realized; (6) creating the base erosion anti-abuse tax (“BEAT”), a new minimum tax; (7) creating a new limitation on deductible interest expense; and (8) changing rules related to uses and limitations of net operating loss carry-forwards created in tax years beginning after December 31, 2017. See the tax loss carry-forwards disclosure below for the impact of the Tax Act on the Group. In addition, the California corporate franchise tax remained the same after the enactment of the Tax Act.

(d)	PRC Enterprise Income Tax (“EIT”)
On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%.
Yuguan WFOE and Shanghai Liulishuo VIE obtained the High and New Technology Enterprises (the “HNTE”) certificate in 2017 and renewed the HNTE certificate in November 2020 with a valid period of three years. Therefore, Yuguan WFOE and Shanghai Liulishuo VIE are eligible to enjoy a preferential tax rate of 15% from 2017 to 2022 to the extent it has taxable income under the EIT Law, as long as they maintain the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority.
All other subsidiaries and VIEs of the Company established in the PRC are subject to EIT at
25%
.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if the immediate holding company in Hong Kong owns directly at least
25
% of the shares of the FIE and could be recognized as a Beneficial Owner of the dividend from PRC tax perspective.
No dividend was distributed by the PRC entities within the Group outside China for the periods presented.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended December 31,
	2018	2019	2020
	%	%	%
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(9.0)%	(20.2)%	(24.9)%
Super deduction of research and development expenses	—	3.9%	6.1%
Non-deductible expenses	(0.3)%	(0.6)%	(0.2)%
Estimates for uncertain tax positions	(10.5)%	—	—
Difference in EIT rates of certain overseas entities	(2.8)%	(1.0)%	(2.0)%
Tax filing difference	—	0.7%	0.1%
Effect of tax holiday (Note)	(7.6)%	(8.1)%	(4.6)%

Total	(5.2)%	(0.3)%	(0.5)%

Note: The provisions for income taxes for the years ended December 31, 2018, 2019 and 2020 differ f
r
om the amounts computed by applying the EIT
primarily due to preferential tax rate enjoyed by certain subsidiaries and VIEs of the Company.
The following table sets forth the effect of preferential tax on China operations:

	For the years ended December 31,
	2018	2019	2020
Tax holiday effect	27,400	8,317	—
Basic and diluted net loss per share effect	1.02	0.17	—
Loss from domestic and foreign components before income tax expenses

	For the years ended December 31,
	2018	2019	2020
Domestic	400,791	560,503	383,730
Foreign	63,115	12,378	9,195

Total	463,906	572,881	392,925

Composition of income tax expense
The current and deferred portions of income tax expense included in the consolidated statements of comprehensive loss are as follows:

	For the years ended December 31,
	2018	2019	2020
Current income tax expense	41,100	296	113
Deferred income tax (benefit)/expense	(16,940)	1,604	1,789

Income tax expense	24,160	1,900	1,902

F-
39

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Deferred tax assets and liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed.

The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
Deferred tax assets
Deductible temporary difference related to advertising expenses	91,710	128,756
Deductible temporary difference related to accruals and other payables	26,851	24,954
Tax losses carried forward	103,246	163,998

Total deferred tax assets	221,807	317,708
Less: valuation allowanc e	(206,471)	(304,161)

Total deferred tax assets	15,336	13,547

As of December 31, 2020, the PRC entities of the Group had tax loss carryforwards of approximately
RMB 925,744
, which can be carried forward to offset taxable income. The carryforwards period for tax losses under the EIT Law is five
years
 generally or ten
years for HNTE entities. The tax losses carry forward of the Group will start to expire in 2021 for the amount of RMB 713
if not utilized. The remaining tax losses carryforwards will expire in varying amounts between 2022 and 2030
. Other than the expiration, there are no
other limitations or restrictions upon the Group’s ability to use these tax losses carryforwards. There is no expiration for the advertising expenses carry-forwards.
As of December 31, 2020, the company’s subsidiary incorporated in Hong Kong had tax loss carry forwards of RMB 16,508, which can be carried forward to offset taxable income indefinitely.
As of December 31, 20
2
0, the company’s US subsidiary, Lingochamp US, which is a Delaware corporation, had U.S. federal net operating loss (the “NOL”) carry-forwards of approximately
RMB 3,271
. Under the U.S. tax law, federal NOL carry-forwards arising in tax years beginning after December 31, 2017 can be carried forward indefinitely but the maximum deduction is reduced to 80%

of the taxable income, while NOL carry-forwards arising in 2017 or prior can be carried back two tax years and carried forward up to 20 years. Thus, Lingochamp US federal net operating loss arisen in 2017 amounted to RMB
256 will expire in 2038.
On March 27, 2020, US President Trump signed into law “Coronavirus Aid, Relief, and Economic Security Act” (“CARES Act”), which modifies the treatment of NOL generated and utilised in 2018, 2019 and 2020. For the taxable years of 2019 and 2020, Lingochamp US will be entitled to an NOL deduction equal to 100% of the taxable income. For taxable years beginning after 2021, the NOL deduction of Lingochamp US will be limited to

80%
of taxable income when utilizing NOL generated after December 31, 2017. According to CARES Act, the NOL arisen in 2018, 2019 and 2020 amounted to RMB 3,015 can be carried forward indefinitely.
A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group considered factors including future taxable income exclusive of reversing temporary differences and tax loss carry forwards. A valuation allowance was provided for the tax loss carry forwards because it was more likely than not that such deferred tax assets will not be realized due to lack of profitable history to support the Group’s estimate of its future taxable income. If events occur in the future that allow the Group to realize part or all of its deferred income tax, an adjustment to the valuation allowances will result in a decrease in tax expense when those events occur.
As of December 31, 2019 and 2020, valuation allowances of RMB 206,471 and RMB 304,161 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry-forwards and other deferred tax assets generated by its subsidiaries and VIEs.
Movement of valuation allowance is as follows:

	For the years ended December 31,
	2018	2019	2020
Beginning balance	49,183	90,979	206,471
Additions	41,796	137,122	103,399
Reversals	—	(21,630)	(5,709)

Ending balance	90,979	206,471	304,161

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Uncertain Tax Positions
The following table summarizes activity of the total amounts of unrecognized tax benefits:

	For the years ended December 31,
	2018	2019	2020
Beginning balance	—	41,100	41,100
Increases related to tax positions taken during the current year	41,100	—	—

Total	41,100	41,100	41,100

The Company operates its business through its PRC subsidiaries. Under the current PRC tax laws and regulations, certain operating expenses incurred by PRC subsidiaries are not deductible from taxable income until the Company obtains the approval from local tax authorities. The Company believes it is more likely than not that such operating expenses is not deductible and would possibly be subject to income taxes. For the year ended December 31, 2018, the Company provided uncertain tax provision with amount of RMB 41,100 for the aforementioned operating expenses with amount of RMB 324,701. The associated income tax expense was calculated by applying the applicable tax rate to the deemed nondeductible operating expenses amount and includes the late payment interest based on the applicable tax rules. The unrecognized tax benefits are recorded in tax payable in the consolidated balance sheets.

20.	Basic and diluted net loss per share

(a)	Basic and diluted net loss per share
Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 on computation of the losses per share for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the years ended December 31,
	2018	2019	2020
Numerator:
Net loss	(488,066)	(574,781)	(394,827)
Accretion on Series A convertible redeemable preferred shares redemption value	(1,978)	—	—
Accretion on Series B convertible redeemable preferred shares redemption value	(10,140)	—	—
Accretion on Series C convertible redeemable preferred shares redemption value	(15,899)	—	—

Net loss attributable to ordinary shareholders-Basic and diluted	(516,083)	(574,781)	(394,827)

Denominator:
Denominator for basic and diluted loss per share weighted-average ordinary shares outstanding (Note)
Basic and diluted	26,921,735	49,364,429	49,430,696
Basic and diluted loss per share	(19.17)	(11.64)	(7.99)

Note: Considering that the holder of Preferred Shares had no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to the Preferred Shares.
For the years ended December 31, 2018,
assumed conversion
of the Preferred Shares have not been reflected in the dilutive calculations pursuant to ASC 260, “Earnings Per Share,” due to the anti-dilutive effect as a result of the Group’s net loss. The effects of all outstanding share options have also been excluded from the computation of diluted loss per share for the years ended December 31, 2018, 2019 and 2020 due to their anti-dilutive effect.
The following ordinary shares equivalent were excluded from the computation of diluted net loss per ordinary share for the periods presented because including them would have had an anti-dilutive effect:

	For the year ended December 31,
	2018	2019	2020
Preferred shares — weighted average	16,729,811	—	—
Share options — weighted average	2,263,775	1,051,152	372,273

F-4
1

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

21.	Contingencies
Litigation
In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2019 and 2020, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows.

22.	Subsequent events
In February 2021, the Group early terminated a lease
for office spaces with
a
lease term ending in June, 2024. The right of use assets and leasing liabilities in relation to the early terminated lease as of December 31, 2020 were RMB 17,694 and RMB 18,331, respectively.

23.	Restricted net assets
Relevant PRC laws and regulations permit payments of dividends by the Group’s subsidiary and the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, the subsidiaries and the VIEs of the Company established in the PRC are required to annually appropriate
10% of their net
after-tax
income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries
and the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the Group’s subsidiaries and the VIEs to satisfy any obligations of the Company.
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
As of December 31, 2020, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Condensed Financial Information of the Parent Company
BALANCE SHEETS

	As of December 31,
	2019	2020
	RMB	RMB	US$ (Note 2 (e))
ASSETS
Current assets:
Cash and cash equivalents	2,028	2,888	443
Amounts due from subsidiaries and VIEs	892,324	866,102	132,736
Prepayments and other current assets	12,851	5,434	833
Short-term investment	139,524	64,910	9,948

Total current assets	1,046,727	939,334	143,960

Non-current assets:
Investment in equity fund	5,919	5,711	875

Total non-current assets	5,919	5,711	875

Total assets	1,052,646	945,045	144,835

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Payables to subsidiaries and VIEs	3,209	3,415	523
Accrued expenses and other current liabilities	1,618	1,543	236

Total current liabilitie s	4,827	4,958	759
Non-current liabilities:
Investment payables to subsidiaries and VIEs	1,369,890	1,651,038	253,034
Other non-current liabilities	2,734	1,612	247

Total non-current liabilities	1,372,624	1,652,650	253,281
Total liabilities	1,377,451	1,657,608	254,040

Shareholders’ deficit
Class A ordinary shares (US$0.001 par value; 200,000,000 shares authorized; 29,580,351 and 29,926,647 shares iss ued and outstanding as of December 31, 2019 and 2020, respectively)	208	212	32
Class B ordinary shares (US$0.001 par value; 25,000,000 shares authorized, 19,675,674 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	121	121	19
Subscriptions receivable from founding shareholders	(122)	(201)	(31)
Treasury stock (US$0.001 par value; 591,200 and 781,011 shares as of December 31, 2019 and December 31, 2020, respectively)	(10,730)	(15,327)	(2,349)
Additional paid-in capital	1,167,884	1,198,852	183,732
Accumulated other comprehensive income	29,483	10,256	1,572
Accumulated deficit	(1,511,649)	(1,906,476)	(292,180)

Total shareholders’ deficit	(324,805)	(712,563)	(109,205)

Total liabilities and shareholders’ deficit	1,052,646	945,045	144,835

F-4
3

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

STATEMENTS OF COMPREHENSIVE LOSS

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2 (e))
Operating expenses:
General and administrative expense s	(5,807)	(11,787)	(12,549)	(1,922)

Total operating expenses	(5,807)	(11,787)	(12,549)	(1,922)

Loss from operations	(5,807)	(11,787)	(12,549)	(1,922)
Interest income	—	6,280	2,797	429
Investment income	48	87	—	—
Other loss, net	(1)	(46)	—	—
Loss from subsidiaries and VIEs	(482,306)	(569,315)	(385,075)	(59,015)

Loss before provision for income taxes	(488,066)	(574,781)	(394,827)	(60,508)
Provision for income taxes	—	—	—	—

Net loss	(488,066)	(574,781)	(394,827)	(60,508)
Series A Preferred share redemption value accretion	(1,978)	—	—	—
Series B Preferred share redemption value accretion	(10,140)	—	—	—
Series C Preferred share redemption value accretion	(15,899)	—	—	—

Net loss attributable to ordinary shareholders	(516,083)	(574,781)	(394,827)	(60,508)

Net loss	(488,066)	(574,781)	(394,827)	(60,508)
Other comprehensive income/(loss)
—Foreign currency translation adjustment, net of nil tax	16,403	13,165	(19,227)	(2,947)

Comprehensive loss	(471,663)	(561,616)	(414,054)	(63,455)

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ (Note 2 (e))
Cash flows used in operating activities	(6,722)	(11,422)	(13,448)	(2,061)
Cash flows (used in)/provided by investing activities	(362,380)	(119,440)	18,176	2,786
Cash flows provided by/(used in) financing activities	438,923	(16,344)	4,285	657
Effect of exchange rate changes on cash	360	2,121	(8,153)	(1,250)

Net increase/(decrease) in cash and cash equivalents	70,181	(145,085)	860	132
Cash and cash equivalents, beginning of year	76,932	147,113	2,028	311

Cash and cash equivalents, end of year	147,113	2,028	2,888	443

F-4
4