Form 20-F
period 2021-12-31
LAIX Inc.
filed 2022-04-26
CIK 1742056

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
,
2021
.
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
Building C2, No. 1687 Changyang Road
Yangpu District, Shanghai 200090
People’s Republic of China
Telephone:
+86-21-3511-7188
Email: yi.wang@liulishuo.com
(Name, Telephone,
E-mail,
and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol (1)	Name of Each Exchange On Which Registered (1)
American depositary shares, each American depositary share representing fourteen Class A ordinary shares Class A ordinary shares , par value US$0.001 per share*	LAIX	New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange and quoting on the OTC Market, as applicable, of the American depositary shares.
(1)
On April 22, 2022, the New York Stock Exchange, or the NYSE, applied to the SEC by filing a Form 25 to delist the American depository shares of LAIX Inc., which is expected to be effective ten days after filing the Form 25. The American depository shares of LAIX Inc. are expected to be delisted from the NYSE and have been quoted on the OTC Market under the symbol “LAIXY” after the NYSE suspended the trading of LAIX Inc’s American depositary shares in April 2022.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2021, there were
50,083,728
ordinary shares issued and outstanding, par value US$0.001 per share, being the sum of
30,408,054
Class A ordinary shares and
19,675,674
Class B ordinary shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒
No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒
No
Note – Checking the box above will not relieve any registrant required to fi le reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

i

INTRODUCTION
Except where the context otherwise requires and for purpose of this annual report only:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which currently represents fourteen Class A ordinary shares;

•
“LAIX,” “we,” “us,” “our company” and “our” are to LAIX Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial statements, also include the variable interest entities;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•
“monthly active users” or “MAUs” are to the number of registered users that launched our mobile app(s) during a given month; we derive the average monthly active users in a certain period by computing the average of monthly active users of all months in that period;

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
Effective March 4, 2022, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing one Class A ordinary share to one ADS representing fourteen Class A ordinary shares. Currently, each ADS represents fourteen Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.
Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.3726 to US$1.00, the noon buying rate on December 30, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 22, 2022, the noon buying rate for Renminbi was RMB6.5010 to US$1.00.

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
Our Holding Company Structure and Contractual Arrangements with the Variable Interest Entities
LAIX Inc. is not an operating company in China but a Cayman Islands holding company with no equity ownership in the variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries, and (ii) the variable interest entities with which we have maintained contractual arrangements and their subsidiaries in China. PRC laws and regulations prohibit foreign investment in internet and other-related businesses. Accordingly, we conduct substantially all of our operations in China through the variable interest entities and we rely on contractual arrangements among our PRC subsidiaries, the variable interest entities and their shareholders to control the business operations of the variable interest entities and their subsidiaries. Revenues contributed by the variable interest entities accounted for 100.0%, 100.0% and 100.0% of our total revenues for the year ended December 31, 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refers to LAIX Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, also include the variable interest entities in China, primarily including Shanghai Liulishuo Information Technology Co., Ltd., Shanghai Mengfan Education Technology Co., Ltd. and Shanghai Mengfan Cultural Communication Co., Ltd. Investors in our ADSs are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.
A series of contractual agreements, including powers of attorney, exclusive technology service agreements, equity pledge agreements, exclusive call option agreements, and loan agreements (applicable to Shanghai Mengfan Education Technology Co., Ltd. only), have been entered into by and among our subsidiaries, the variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company – C. Organizational Structure – Contractual Arrangements with the VIEs and Their Respective Shareholders.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”
There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and Double Alleviating Opinions and how they may impact the viability of our current corporate structure, corporate governance and business operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the variable interest entities. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be of little or no value. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline or be of little or no value. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and Double Alleviating Opinions and how they may impact the viability of our current corporate structure, corporate governance and business operations” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”
Permissions Required from the PRC Authorities for our Operations
We conduct our business in China primarily through our subsidiaries and the variable interest entities in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the variable interest entities have obtained the necessary licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the variable interest entities in China, including, among others, the value-added telecommunications business operating license with the approved business scope of “internet information service” and filing of multi-level protection of cyber security (level three). In addition, in response to the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Double Alleviating Opinions, issued by the General Office of the CPC Central Committee and the General Office of the State Council on July 24, 2021, which is intended to strengthen the supervision of discipline training institutions for the compulsory education stage and also mandates management of off-campus
training for preschool children and high school students, we ceased the operations of our “Kids Liulishuo” for the avoidance of being deemed as an institution that might be subject to the restrictive requirements of the Double Alleviating Opinions due to our content offering on Kids Liulishuo and started to collaborate with Shanghai Yangpu District Liuli Education and Training Center, or Yangpu Liuli, a private non-profit
institution established by our three founders with a private school operating permit, to have Yangpu Liuli operate Kids Liulishuo.
Due to the development of our businesses, and also given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we are required and may further be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.”

Furthermore, in connection with our historical listing on the New York Stock Exchange and the current quoting on the OTC Market of our securities, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority.
However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”
Cash and Asset Flows through Our Organization
LAIX Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, the variable interest entities and their subsidiaries in China. As a result, LAIX Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. Under PRC law, each of our subsidiaries and the variable interest entities in China is required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” Pursuant to the applicable PRC laws and regulations, our PRC subsidiaries and variable interest entities are currently not eligible to pay dividends or otherwise transfer any of their net assets to us.
Under PRC laws, LAIX Inc. may, through its intermediary holding companies, provide funding to our PRC subsidiaries only through capital contributions or loans, and to the variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements. For the years ended December 31, 2019, 2020 and 2021, LAIX Inc., through its intermediate holding companies, provided capital contributions of RMB71.3 million, RMB172.4 million and RMB186.7 million (US$29.3 million), respectively, to its PRC subsidiaries. For the years ended December 31, 2019, 2020 and 2021, no loans were provided by LAIX Inc. or its intermediary holding companies to its PRC subsidiaries or the variable interest entities. For the years ended December 31, 2019, 2020 and 2021, the service fee charged by the primary beneficiary of the variable interest entities to the variable interest entities was RMB601.0 million, RMB426.9 million and RMB233.9 million (US$36.7 million), respectively. For details of the financial position, cash flows and results of operations of the variable interest entities, see “—Financial Information Related to the Variable Interest Entities” and pages
F-12
to
F-13
of this annual report on Form
20-F.
For the years ended December 31, 2019, 2020 and 2021, no assets other than cash were transferred between the Cayman Islands holding company and a subsidiary, a variable interest entity or its subsidiary of our Group, and no subsidiaries paid dividends or made other distributions to the holding company.
LAIX Inc. has not declared or paid any cash dividends, nor does it has any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares, see “Item 10. Additional Information—E. Taxation.”
Financial Information Related to the Variable Interest Entities
The following table presents the condensed consolidating schedule of financial information of LAIX Inc., its subsidiaries, and the variable interest entities and other entities as of the dates presented.

Selected Condensed Consolidated Statements of Operations and Comprehensive (Loss)/Income Data

	For the Year Ended December 31, 2021
	LAIX Inc.	Other Subsidiaries	Primary Beneficiary of Variable Interest Entities	Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in thousands)
Net revenue	—	66	227	684,635	—	684,928
Inter-company revenues	—	—	233,868	—	(233,868)	—

Total costs and operation expenses	(12,640)	(43,676)	(249,268)	(582,950)	233,868	(654,666)
Other operating income	—	—	3,620	10,586	—	14,206
Income/(loss) from subsidiaries and VIEs	70,351	111,919	124,277	—	(306,547)	—
Income/(loss) from others	2,196	2,153	(805)	13,604	—	17,148
Income/(loss) before income tax expenses	59,907	70,462	111,919	125,875	(306,547)	61,616
Less: income tax expenses	—	(111)	—	(1,598)	—	(1,709)

Net income/(loss)	59,907	70,351	111,919	124,277	(306,547)	59,907

Net income/(loss) attributable to LAIX’s shareholders	59,907	70,351	111,919	124,277	(306,547)	59,907

	For the Year Ended December 31, 2020
	LAIX Inc.	Other Subsidiaries	Primary Beneficiary of Variable Interest Entities	Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in thousands)
Net revenue	—	—	—	972,628	—	972,628
Inter-company revenues	—	—	426,886	—	(426,886)	—

Total costs and operation expenses	(12,549)	(12,266)	(704,748)	(1,077,640)	426,886	(1,380,317)
Other operating income	—	—	—	43	—	43
Income/(loss) from subsidiaries and VIEs	(385,075)	(381,148)	(101,843)	—	868,066	—
Income/(loss) from others	2,797	8,451	(1,442)	4,915	—	14,721
Income/(loss) before income tax expenses	(394,827)	(384,963)	(381,147)	(100,054)	868,066	(392,925)
Less: income tax expenses	—	(112)	(1)	(1,789)	—	(1,902)

Net income/(loss)	(394,827)	(385,075)	(381,148)	(101,843)	868,066	(394,827)

Net income/(loss) attributable to LAIX’s shareholders	(394,827)	(385,075)	(381,148)	(101,843)	868,066	(394,827)

	For the Year Ended December 31, 2019
	LAIX Inc.	Other Subsidiaries	Primary Beneficiary of Variable Interest Entities	Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in thousands)
Net revenue	—	—	—	1,023,213	—	1,023,213
Inter-company revenues	—	—	600,999	—	(600,999)	—

Total costs and operation expenses	(11,787)	(19,978)	(857,705)	(1,321,818)	600,999	(1,610,289)
Other operating income	—	—	2,250	140	—	2,390
Income/(loss) from subsidiaries and VIEs	(569,315)	(561,470)	(298,596)	—	1,429,381	—
Income/(loss) from others	6,321	1,910	2,101	1,473	—	11,805
Income/(loss) before income tax expenses	(574,781)	(579,538)	(550,951)	(296,992)	1,429,381	(572,881)
Less: income tax expenses	—	(293)	(3)	(1,604)	—	(1,900)

Net income/(loss)	(574,781)	(579,831)	(550,954)	(298,596)	1,429,381	(574,781)

Net income/(loss) attributable to LAIX’s shareholders	(574,781)	(579,831)	(550,954)	(298,596)	1,429,381	(574,781)

Selected Condensed Consolidated Balance Sheets Data

	As of December 31, 2021
	LAIX Inc.	Other Subsidiaries	Primary Beneficiary of Variable Interest Entities	Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in thousands)
Assets
Current assets
Cash and cash equivalents	574	9,168	50,879	2,764	—	63,385
Restricted cash	—	—	171	—	—	171
Accounts receivable, net	—	—	—	2,898	—	2,898
Amount due from subsidiaries and VIEs	895,041	154,499	143,778	3,939	(1,197,257)	—
Prepayments and other current assets	3,255	754	6,384	32,338	—	42,731
Short-term investments	6,759	—	—	—	—	6,759

Total current assets	905,629	164,421	201,212	41,939	(1,197,257)	115,944
Non-current assets
Property and equipment, net	—	—	5,263	9,763	—	15,026
Intangible assets, net	—	5,744	287	—	—	6,031
Operating lease right-of-use assets, net	—	—	150	9,133	—	9,283
Investment in subsidiaries	—	—	—	—	—	—
Investment in equity fund	5,580	—	—	—	—	5,580
Other non-current assets	—	—	12	—	—	12
Deferred tax assets	—	—	—	11,974	—	11,974

Total non-current assets	5,580	5,744	5,712	30,870	—	47,906

Total assets	911,209	170,165	206,924	72,809	(1,197,257)	163,850

Liabilities
Current liabilities
Accounts payable	—	(11,925)	(7,986)	(45,676)	—	(65,587)
Amount due to subsidiaries and VIEs	(3,409)	(865,173)	(111,586)	(217,089)	1,197,257	—
Deferred revenue, current	—	—	(263)	(530,712)	—	(530,975)
Salary and welfare payable	—	—	(23,649)	(31,353)	—	(55,002)
Tax payable	—	—	(30,668)	(48,988)	—	(79,656)
Operating lease liability-current	—	—	(59)	(9,821)	—	(9,880)
Accrued liabilities and other current liabilities	(8,931)	—	(1,904)	(11,077)	—	(21,912)

Total current liabilities	(12,340)	(877,098)	(176,115)	(894,716)	1,197,257	(763,012)
Non-current liabilities
Payables to subsidiaries and VIEs	(1,530,855)	(821,759)	—	—	2,352,614	—
Payables to VIEs	—	—	(852,471)	—	852,471	—
Deferred revenue, non-current	—	—	—	(28,055)	—	(28,055)
Lease liability - non-current	—	—	(97)	(129)	—	(226)
Other non-current liabilities	—	(2,163)	—	(2,380)	—	(4,543)

Total non-current liabilities	(1,530,855)	(823,922)	(852,568)	(30,564)	3,205,085	(32,824)

Total liabilities	(1,543,195)	(1,701,020)	(1,028,683)	(925,280)	4,402,342	(795,836)

Total shareholders’ equity/(deficit)	631,986	1,530,855	821,759	852,471	(3,205,085)	631,986

Total liabilities and shareholders’ equity	(911,209)	(170,165)	(206,924)	(72,809)	1,197,257	(163,850)

	As of December 31, 2020
	LAIX Inc.	Other Subsidiaries	Primary Beneficiary of Variable Interest Entities	Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in thousands)
Assets
Current assets
Cash and cash equivalents	2,888	35,483	61,952	37,673	—	137,996
Restricted cash	—	—	491	20	—	511
Accounts receivable, net	—	—	—	5,892	—	5,892
Amount due from subsidiaries and VIEs	866,102	175,434	102,899	4,254	(1,148,689)	—
Prepayments and other current assets	5,434	541	15,999	36,298	—	58,272
Short-term investments	64,910	26,139	—	—	—	91,049

Total current assets	939,334	237,597	181,341	84,137	(1,148,689)	293,720
Non-current assets
Property and equipment, net	—	—	14,301	15,773	—	30,074
Intangible assets, net	—	13,881	460	—	—	14,341
Operating lease right-of-use assets, net	—	—	33,626	48,862	—	82,488
Investment in subsidiaries	—	—	—	—	—	—
Investment in equity fund	5,711	—	—	—	—	5,711
Other non-current assets	—	1,223	1,133	3,510	—	5,866
Deferred tax assets	—	—	—	13,547	—	13,547

Total non-current assets	5,711	15,104	49,520	81,692	—	152,027

Total assets	945,045	252,701	230,861	165,829	(1,148,689)	445,747

	As of December 31, 2020
	LAIX Inc.	Other Subsidiaries	Primary Beneficiary of Variable Interest Entities	Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in thousands)

Liabilities
Current liabilities
Accounts payable	—	(8,447)	(24,686)	(50,443)	—	(83,576)
Amount due to subsidiaries and VIEs	(3,415)	(836,371)	(139,186)	(169,717)	1,148,689	—
Deferred revenue, current	—	—	—	(689,325)	—	(689,325)
Salary and welfare payable	—	(240)	(75,247)	(56,946)	—	(132,433)
Tax payable	—	—	(29,269)	(48,058)	—	(77,327)
Operating lease liability-current	—	—	(12,380)	(19,465)	—	(31,845)
Accrued liabilities and other current liabilities	(1,543)	(131)	(1,303)	(16,405)	—	(19,382)

Total current liabilities	(4,958)	(845,189)	(282,071)	(1,050,359)	1,148,689	(1,033,888)
Non-current liabilities
Payables to subsidiaries and VIEs	(1,651,038)	(1,051,928)	—	—	2,702,966	—
Payables to VIEs	—	—	(976,748)	—	976,748	—
Deferred revenue, non-current	—	—	—	(56,905)	—	(56,905)
Lease liability - non-current	—	—	(23,970)	(32,933)	—	(56,903)
Other non-current liabilities	(1,612)	(6,622)	—	(2,380)	—	(10,614)

Total non-current liabilities	(1,652,650)	(1,058,550)	(1,000,718)	(92,218)	3,679,714	(124,422)

Total liabilities	(1,657,608)	(1,903,739)	(1,282,789)	(1,142,577)	4,828,403	(1,158,310)

Total shareholders’ equity/(deficit)	712,563	1,651,038	1,051,928	976,748	(3,679,714)	712,563

Total liabilities and shareholders’ equity	(945,045)	(252,701)	(230,861)	(165,829)	1,148,689	(445,747)

Selected Condensed Consolidated Cash Flows Data

	For the Year Ended December 31, 2021
	LAIX Inc.	Other Subsidiaries	Primary Beneficiary of Variable Interest Entities	Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in thousands)
Cash payment related to intercompany revenue transaction	—	—	—	(228,213)	228,213	—
Cash receipt related to intercompany revenue transaction	—	—	228,213	—	(228,213)	—
Cash receipt/(payment) with the third parties for other operating activities	(2,778)	(107,176)	(239,407)	194,209	—	(155,152)

Net cash provided by (used in) operating activities	(2,778)	(107,176)	(11,194)	(34,004)	—	(155,152)
Cash payment to inter-company for investing activities	(58,580)	—	—	—	58,580	—
Cash receipt/(payment) for other investing activities with third parties	60,316	22,281	—	(925)	—	81,672

Net cash provided by (used in) investing activities	1,736	22,281	—	(925)	58,580	81,672
Cash receipt/(payment) with inter-company for financing activities	—	58,580	—	—	(58,580)	—
Cash receipt/(payment) with the third parties for other financing activities	1,145	—	—	—	—	1,145

Net cash provided by (used in) financing activities	1,145	58,580	—	—	(58,580)	1,145

Net decrease in cash and cash equivalents	103	(26,315)	(11,194)	(34,929)	—	(72,335)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,417)	—	(199)	—	—	(2,616)
Cash, cash equivalents and restricted cash at the beginning of the year	2,888	35,483	62,443	37,693	—	138,507
Cash, cash equivalents and restricted cash at end of the year	574	9,168	51,050	2,764	—	63,556

	For the Year Ended December 31, 2020
	LAIX Inc.	Other Subsidiaries	Primary Beneficiary of Variable Interest Entities	Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in thousands)
Cash payment related to intercompany revenue transaction	—	—	—	(486,619)	486,619	—
Cash receipt related to intercompany revenue transaction	—	—	486,619	—	(486,619)	—
Cash receipt/(payment) with the third parties for other operating activities	(13,448)	(138,136)	(538,892)	387,878	—	(302,598)

Net cash provided by (used in) operating activities	(13,448)	(138,136)	(52,273)	(98,741)	—	(302,598)
Cash payment to inter-company for investing activities	(51,282)	—	—	—	51,282	—
Cash receipt/(payment) for other investing activities with third parties	69,458	103,980	(7,741)	(1,030)	—	164,667

Net cash provided by (used in) investing activities	18,176	103,980	(7,741)	(1,030)	51,282	164,667
Cash receipt/(payment) with inter-company for financing activities	—	—	51,282	—	(51,282)	—
Cash receipt/(payment) with the third parties for other financing activities	4,285	—	—	—	—	4,285

Net cash provided by (used in) financing activities	4,285	—	51,282	—	(51,282)	4,285

Net decrease in cash and cash equivalents	9,013	(34,156)	(8,732)	(99,771)	—	(133,646)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,153)	—	(2,676)	—	—	(10,829)
Cash, cash equivalents and restricted cash at the beginning of the year	2,028	69,639	73,851	137,464	—	282,982
Cash, cash equivalents and restricted cash at end of the year	2,888	35,483	62,443	37,693	—	138,507

	For the Year Ended December 31, 2019
	LAIX Inc.	Other Subsidiaries	Primary Beneficiary of Variable Interest Entities	Variable Interest Entities	Eliminations	Consolidated Total

	(RMB in thousands)
Cash payment related to intercompany revenue transaction	—	—	—	(562,351)	562,351	—
Cash receipt related to intercompany revenue transaction	—	—	562,351	—	(562,351)	—
Cash receipt/(payment) with the third parties for other operating activities	(11,422)	(36,912)	(772,180)	672,350	—	(148,164)

Net cash provided by (used in) operating activities	(11,422)	(36,912)	(209,829)	109,999	—	(148,164)
Cash payment to inter-company for investing activities	(195,838)	—	(1,000)	—	196,838	—
Cash receipt/(payment) for other investing activities with third parties	76,398	52,668	2,783	(31,603)	—	100,246

Net cash provided by (used in) investing activities	(119,440)	52,668	1,783	(31,603)	196,838	100,246
Cash receipt/(payment) with inter-company for financing activities	—	—	195,838	1,000	(196,838)	—
Cash receipt/(payment) with the third parties for other financing activities	—	—	—	—	—	—

Net cash provided by (used in) financing activities	(16,344)	—	195,838	1,000	(196,838)	(16,344)

Net increase/(decrease) in cash and cash equivalents	(147,206)	15,756	(12,208)	79,396	—	(64,262)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,121	—	401	—	—	2,522
Cash, cash equivalents and restricted cash at the beginning of the year	147,113	53,883	85,658	58,068	—	344,722
Cash, cash equivalents and restricted cash at end of the year	2,028	69,639	73,851	137,464	—	282,982

Our Selected Consolidated Financial Data
The following selected consolidated comprehensive (loss)/income data for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021 and selected cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of comprehensive loss data for the fiscal year ended December 31, 2017 and 2018, the selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019 and the selected consolidated cash flow data for the year ended December 31, 2017 and 2018 are derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with the accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statement of Comprehensive (Loss)/Income
Net revenues	165,561	637,224	1,023,213	972,628	684,928	107,480
Cost of revenues (1)	(57,691)	(174,731)	(273,515)	(277,240)	(140,439)	(22,038)

Gross profit	107,870	462,493	749,698	695,388	544,489	85,442

Operating expenses:
Sales and marketing expenses (1)	(283,055)	(705,414)	(969,401)	(801,362)	(325,007)	(51,001)
Research and development expenses (1)	(53,162)	(155,154)	(213,866)	(190,711)	(105,066)	(16,487)
General and administrative expenses (1)	(19,807)	(65,423)	(153,507)	(111,004)	(84,154)	(13,206)

Total operating expenses	(356,024)	(925,991)	(1,336,774)	(1,103,077)	(514,227)	(80,694)

Other operating income	—	—	2,390	43	14,206	2,229
(Loss)/Income from operations	(248,154)	(463,498)	(584,686)	(407,646)	44,468	6,977

Other (expenses)/income:
Interest income/(expenses)	1,684	2,732	11,283	904	(3,790)	(594)
Foreign exchange related gains/(losses), net	7,144	(4,156)	(2,533)	4,671	(63)	(10)
Other income, net	2,172	1,016	3,055	9,146	21,001	3,295

Net (loss)/income before tax	(237,154)	(463,906)	(572,881)	(392,925)	61,616	9,668
Income tax expense	(5,606)	(24,160)	(1,900)	(1,902)	(1,709)	(268)

Net (loss)/income	(242,760)	(488,066)	(574,781)	(394,827)	59,907	9,400

Series A preferred share redemption value accretion	(3,105)	(1,978)	—	—	—	—

	Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Series B preferred share redemption value accretion	(12,565)	(10,140)	—	—	—	—
Series C preferred share redemption value accretion	(11,147)	(15,899)	—	—	—	—

Net (loss)/income attributable to LAIX Inc.’s ordinary shareholders	(269,577)	(516,083)	(574,781)	(394,827)	59,907	9,400

Foreign currency translation adjustment, net of nil tax	(24,982)	16,403	13,165	(19,227)	(2,237)	(351)

Comprehensive (loss)/income	(267,742)	(471,663)	(561,616)	(414,054)	57,670	9,049

Net (loss)/income per ordinary share attributable to ordinary shareholders
—Basic	(13.59)	(19.17)	(11.64)	(7.99)	1.20	0.19
—Diluted	(13.59)	(19.17)	(11.64)	(7.99)	1.19	0.19
Weighted average number of ordinary shares used in per share calculation
—Basic	19,834,535	26,921,735	49,364,429	49,430,696	50,022,094	50,022,094
—Diluted	19,834,535	26,921,735	49,364,429	49,430,696	50,277,973	50,277,973

Note:
(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	1,341	667	1,657	7,154	2,176	341
Sales and marketing expenses	2,380	6,637	590	3,282	1,060	166
Research and development expenses	3,800	27,114	13,966	14,432	13,355	2,096
General and administrative expenses	997	11,055	10,470	4,159	5,454	856

Total	8,518	45,473	26,683	29,027	22,045	3,459

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2017	2018	2019 (1)	2020 (2)	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet:
Current assets:
Cash, cash equivalents and restricted cash	416,483	344,722	282,982	138,507	63,556	9,973
Short-term investments	35,422	403,107	269,643	91,049	6,759	1,061
Accounts receivable, net	7,236	14,403	7,360	5,892	2,898	455
Prepayments and other current assets	21,907	109,552	86,787	58,272	42,731	6,705
Total current assets	481,048	871,784	646,772	293,720	115,944	18,194
Total assets	494,325	950,383	919,177	445,747	163,850	25,712
Total current liabilities	288,500	730,457	1,114,417	1,033,888	763,012	119,733
Total liabilities	290,408	731,489	1,243,982	1,158,310	795,836	124,883
Total mezzanine equity	651,904	—	—	—	—	—
Total shareholders’ equity (deficits)	(447,987)	218,894	(324,805)	(712,563)	(631,986)	(99,171)

Notes:
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

The following table presents our selected consolidated cash flow data for the periods indicated:

	Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(60,120)	(112,942)	(148,164)	(302,598)	(155,152)	(24,346)
Net cash provided by/(used in) investing activities	69,901	(417,716)	100,246	164,667	81,672	12,815
Net cash provided by/(used in) financing activities	377,191	443,978	(16,344)	4,285	1,145	180
Net (decrease)/increase in cash, cash equivalents and restricted cash	386,972	(86,680)	(64,262)	(133,646)	(72,335)	(11,351)
Exchange rate effect on cash, cash equivalents and restricted cash	(11,790)	14,919	2,522	(10,829)	(2,616)	(411)
Cash, cash equivalents and restricted cash at the beginning of year	41,301	416,483	344,722	282,982	138,507	21,735
Cash, cash equivalents and restricted cash at the end of year	416,483	344,722	282,982	138,507	63,556	9,973

A.	Reserved

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Summary of Risk Factors
An investment in our ADSs or ordinary shares involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”
Risks Relating to Our Business

•
We have a limited operating history in a new market at the intersection of the rapidly evolving AI technology and education industries and our historical operating and financial results may not be indicative of future performance, which makes it difficult to predict our future business prospects and financial performance.

•
If we are not able to continue to attract and retain users, convert non-paying
users into paying users, and increase spending of paying users on our products and services, our business and prospects may be materially and adversely affected.

•
The success and future growth of our business relies to a large extent on the public recognition and acceptance of our
AI-powered
education approach, the actual and perceived effectiveness of such education approach and mobile apps as learning tools.

•
We have incurred net losses, negative cash flows from operation activities and net current liabilities in prior years. Even though we generated net income for the year ended December 31, 2021, we still recorded net operating cash outflow and there can be no assurance that we are able to maintain profitability in the future. If we are not able to maintain profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.

•	We may fail to continue to develop, innovate and utilize our technologies, especially AI technologies, which are core to our success.

•
We may not be able to develop and introduce new products and services or upgrade existing products and services to meet changing user preferences in a timely and cost-effective manner, which may adversely affect our business, financial performance and prospects.

•	We rely on Weixin, a third-party social network program, to conduct parts of our courses and deliver a significant portion of our services.

•
If fewer users are motivated or inspired to improve their English proficiency, the demand for our products and services may decline, which may in turn adversely affect our business and results of operations.

•
We may not be able to successfully execute our strategies and implement our transition initiatives. Failure to address those risks and challenges could materially and adversely affect our business, results of operations, financial condition and future prospects.

•	We face competition from players in multiple industries and may fail to compete effectively.

•	Our business and results of operations may be harmed by any failure to maintain and enhance the value of our brand, as well as any negative or malicious publicity about us.

•	We may not be able to successfully diversify our revenue streams.
Risks Relating to our Corporate Structure

•
If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•
We rely on contractual arrangements with the VIEs and their respective shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.

•	The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

•
Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Risks Relating to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

•	The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.

•
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits of such inspections.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

•
The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.

General Risks Relating to our ADSs

•
The delisting of our ADSs is expected to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.

•
There can be no assurance that the proposed going-private transaction will continue to be pursued, approved or successfully consummated. Potential uncertainty involving the proposed going-private transaction may adversely affect our business and the market price of our ADSs.

•	The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Relating to Our Business
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
Although we have been able to develop a large and growing user base, to continue to do so, we must attract users by continuing to build our brand and reputation as an effective English learning platform, as well as effectively market and precisely target our products and services to prospective users. To retain and engage our user base, we must provide personalized, superior user experience, offer quality courses and content covering a wide range of interests and formats, introduce effective learning products and services, develop engaging platform features, and build and manage a sticky user community.
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
We have incurred net losses, negative cash flows from operation activities and net current liabilities in prior years. Even though we generated net income for the year ended December 31, 2021, we still recorded net operating cash outflow and there can be no assurance that we are able to maintain profitability in the future. If we are not able to maintain profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern.
We incurred significant losses in the past. We incurred net loss of RMB574.8 million and RMB394.8 million for the year ended December 31, 2019 and 2020, respectively. Net cash used in operating activities were RMB148.2 million, RMB302.6 million and RMB155.2 million (US$24.3 million) for the year ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, we had a total shareholders’ deficit of RMB632.0 million (US$99.2 million) and our current liabilities exceeded the current assets by RMB647.1 million (US$101.5 million). Even though we generated net income of RMB59.9 million (US$9.4 million) for the year ended December 31, 2021, we cannot assure you that we will be able to continue to generate net income in the future. Our ability to maintain profitability will depend primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than our operating expenses increase, such as our research and development expenses, or by reducing our operating expenses as a percentage of our net revenues, especially our sales and marketing expenses. There can be no assurance that we will achieve this goal, and we may incur losses, negative cash flows from operating activities and net current liabilities in the future, which may materially and adversely affect our business, prospects, liquidity, financial condition and results of operations. If we are unable to maintain profitability or raise sufficient capital to cover our capital needs, we may not continue as a going concern. There can be no assurance that we can obtain additional financing. Our ability to obtain additional financing is subject to a number of factors, which may be beyond our control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to obtain additional capital when desired, on favorable terms or at all.”
Our consolidated financial statements for the year ended December 31, 2021 included in this annual report beginning on page
F-1
have been prepared based on the assumption that we will continue on a going concern basis. The auditors of our consolidated financial statements for the year ended December 31, 2021 have included in their audit reports an explanatory paragraph relating to substantial doubt about our ability to continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.
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

To attract users to our platform and keep our existing users engaged, we must introduce new products and services and upgrade our existing products and services to meet users’ evolving preferences. Users come to our platform aiming to improve their English proficiency, which is a general and broad concept. It is difficult to predict the preferences of a particular user or a specific segment of users. Changes and upgrades to our existing products and services may not be well received by our users, and newly introduced products and services may not achieve success as expected. For example, we launched “Darwin English,” an upgraded version of DongNi English standard courses with substantially similar product features, in August 2019 to strengthen our products and services. Darwin English was later renamed as “DongNi English A+.” In addition, we also launched “LingoChamp,” our mobile app targeting overseas markets. Furthermore, we also launched our proprietary AI conversational coach “Alix,” who is able to stimulate real human voice with a pure American accent and engage in one-to-one
conversional interaction via voice with our users. We may also introduce new products and services in areas beyond English learning, with which we have little or no prior experience. Such efforts may require us to make substantial investment in additional human capital and financial resources. We cannot assure you that any of such new products or services will achieve market acceptance or generate sufficient revenues to offset the costs and expenses incurred in relation to our development and promotion efforts. If we fail to improve our existing products and services and introduce new ones in a timely or cost-effective manner, our ability to attract and retain users may be impaired, and our financial performance and prospects may be adversely affected.
We rely on Weixin, a third-party social network program, to conduct parts of our courses and deliver a significant portion of our services.
We rely on Weixin, a third-party social network program, to support our
AI-powered
courses and deliver a significant portion of our communications with users. In particular, our paying users are invited to join Weixin-based study groups conducted by our online study advisors, who then provide more personalized assistance as well as engage in cross-selling efforts on Weixin. If we are not able to conduct the foregoing activities on Weixin or have to incur significant expenses in doing so, we may have to move the functions to our own platform or other third-party platform. We also previously relied on Weixin to acquire user traffic and incentive our users to use our products and services by encouraging our users to post their readings via our LiuLi Reading products in the Moment Sharing function in Weixin. Such attempts generated very good results. However, due to tightened Weixin policy related to its Moment Sharing function, we were prohibited by Weixin from encouraging our users to post such information in their Moments, which adversely affected our LiuLi Reading and DongNi English products. As a result, our efforts of user acquisition and incentive promotion via Weixin were in turn adversely affected, which in turn adversely affected our word-of-mouth
user growth. Our results of operations were also adversely affected, especially in the second quarter of 2019, and may continue to have ongoing impact on our results of operations. Even though we have been taking swift actions to offset the revenue impact by adjusting our marketing strategy and actively exploring alternative marketing channels to grow our user community, there can be no assurance that our current strategy will be successful. Moreover, we may continue to generate significant amount of expenses for our sales and marketing activities, which may adversely affect our results of operations and financial condition. Furthermore, as Weixin is one of the largest social platforms in China, other platforms that do not have the same level of user base and user engagement may not be as effective as Weixin in performing the foregoing functions. Therefore, any interruption to or discontinuation of our cooperative relationship with the operator of Weixin may severely and negatively impact our ability to deliver our services to users.
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
We may not be able to successfully execute our strategies and implement our transition initiatives. Failure to address those risks and challenges could materially and adversely affect our business, results of operations, financial condition and future prospects.
With our global expansion, B2G and
non-language
business initiatives, as set forth in “Item 4. Information on the Company—B. Business Overview—Our New Initiatives” of this annual report, we are executing our new business strategies and are undergoing business transition to launch additional businesses that are complementary to our major English learning business. In pursuit of our new business strategies and transition initiatives, substantial uncertainties remain. We may encounter difficulties as we execute our strategies, and expand our operations, data and technology, sales and marketing, and general and administrative functions. We expect that we will continue to make necessary expenditures in the future as we serve and maintain our users, launch new technology development projects and build additional technology infrastructure. Continued growth could also strain our ability to maintain the quality and reliability of our platform, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. We are in the process of our globalization initiatives and may expand into additional geographic areas where we do not have experience with local regulations or regulators or where local market conditions are unfavorable for our business model. Executing our strategies and implementing our transition initiatives will require significant expenditures and allocation of valuable management resources. There can be no assurance that our strategies and transition initiatives will be successful. Additionally, if our strategies and transition initiatives do not bring about the results that we anticipate, our business, results of operations and financial condition could be harmed.

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
We also compete with them for talent with technological expertise, which is critical to the sustained development of our technology and products and services. We will also face increased competition as we expand our operations, and our competitors in new markets we expand into may have more experience than us in operating in those markets. As we gradually expand into global markets, we are also subject to additional competition in such markets. Existing or potential competitors may have substantially greater brand recognition and possess more financial, marketing and research resources than we do. If we fail to compete effectively, our business, financial performance and prospects will be materially and adversely affected.
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
We generate revenues primarily from our DongNi English course, which is powered by our AI teacher. In supplement to the standard courses, we also provide DongNi Select premium services which involve contracted human teachers. In August 2019, we launched “Darwin English,” an updated version of our DongNi English standard course, which was later renamed as “DongNi English A+.” Moreover, we also generate revenues from LiuLi Reading, a paid course allowing our users to read articles from reputable overseas publishers with learning tips and quizzes. In addition to individual users, we provide enterprise services to corporate customers. Furthermore, we have been implementing our global expansion strategy and development a few new initiatives. For details, see “Item 4. Information on the Company—B. Business Overview—Our New Initiatives.” Going forward, we may further expand our offerings to diversify our revenue streams and user base. However, we may not be successful in doing so. For example, not every enterprise has an incentive to acquire training to improve their employees’ English proficiency, and the growth in our corporate clientele may reach a bottleneck. Our test-preparation, DongNi Select premium services may not reach the same level of acceptance as our standard courses. Our new offerings in areas other than English learning may fail to address the demands and preferences of users. If we cannot successfully diversify our revenue streams, our future growth will be hindered.

Also, our efforts in diversifying our revenue streams may be affected by factors beyond our control. We historically launched a mobile app “Kids Liulishuo” in December 2018, targeting children of three to twelve years old. On July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education, or the Double Alleviating Opinions, which is intended to strengthen the supervision of discipline training institutions for the compulsory education stage and also mandates management of off-campus
training for preschool children and high school students. For details of the Double Alleviating Opinions and implementations, see “Item 4. Information on the Company – B. Business Overview – Regulations – Regulation Related to Private Education – Regulation Related to After-school Tutoring.” In light of such regulatory developments, we ceased the operations of our “Kids Liulishuo” for the avoidance of being deemed as an institution that might be subject to the restrictive requirements of the Double Alleviating Opinions due to our content offering on Kids Liulishuo. As a result, our revenues for the year of 2021 were adversely affected and the overall
K-12
education industry was significantly undermined. We later entered into certain arrangement with Yangpu Liuli, a private non-profit
institution established by our three founders with a private school operating permit, to operate Kids Liulishuo and collect certain amount of fees as our revenues. See “Item 4. Information on the Company—B. Business Overview—The Liulishuo Platform—Our English Learning Products and Services—Kids Liulishuo” for details. However, in light of the regulatory regime and scrutiny due to the Double Alleviating Opinions, there can be no assurance that we will be able to collect revenues in relation to Kids Liulishuo, or in an amount satisfactory to us, as we anticipate, and if the PRC governmental authorities interpret or implement their legislation or regulations in ways that our cooperation with Yangpu Liuli would be deemed to be non-compliant
with the applicable laws and regulations, we may be required to adjust or even cease our cooperation with Yangpu Liuli, and be further subject to fines or other sanctions. See “—Risks Relating to Doing Business in China—We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit
private training in particular.”
If we fail to address the above risks and challenges, our business prospects, results of operations and financial condition may be materially and adversely affected.
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
Our
in-person
services are provided primarily through our online study advisors, or OSAs. Our OSAs manage the Weixin-based study groups, which users of our products and mobile apps can join. Our OSAs help motivate users and monitor their progress, and respond to users’ queries through these study groups. As they are the ones who interact directly with our users, they are critical to the quality of user experience and our reputation. As of December 31, 2021, we had over 240 online study advisors and the average number of users managed by each online study advisor was approximately 720 in 2021. We face challenges in managing the capacity of our online study advisors and the quality of their services. We generally seek to hire and train qualified and dedicated personnel who have a strong command of the English language and are capable of delivering innovative and inspiring instructions. We train our online study advisors when they are on board and also provide continued training to ensure that they stay abreast of changes in user demands, user preference and other key matters necessary to provide services effectively. However, we may not be able to recruit, train and retain a sufficient number of them while maintaining consistent service quality. A shortage of qualified online study advisors or a decrease in the quality of their service, whether actual or perceived, or a significant increase in compensation for us to retain those qualified staff, would have a material adverse effect on our business, results of operations and financial condition.

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
We may incur significant expenses on and devote significant resources to generating and acquiring user traffic from third-party channels.
We may not be able to promote awareness of our brand and achieve widespread acceptance of our business model to increase direct access to our platform. Therefore, a significant portion of user traffic to our platform is generated from third-party channels, such as app stores of various major mobile brands as well as social network platforms. We have incurred significant expenses on and devoted considerable resources to branding and marketing activities and user traffic acquisition in the past. We incurred branding and marketing expenses of RMB519.7 million in 2019 and RMB442.0 million in 2020. As part of our efforts for operating costs control and operation efficiency optimization, we have been adjusting our branding and marketing strategy and spending and we managed to control our branding and marketing expenses to only RMB136.8 million (US$21.5 million) in 2021. Even though we experienced a significant decrease in branding and marketing expenses in 2021 due to our stringent cost control measures and an improvement in efficiency, there can be no assurance that we will not incur significant expenses or devote significant resources to generate or acquire user traffic in the future. In particular, increased competition for traffic acquisition led by other internet companies generally drives up the customer acquisition costs, which may further affect our user and revenue growth. Our ability to convert user traffic to registered users and retain that user base depends on users’ satisfaction with the quality of our products and services offered on our platform. Going forward, we must continue to strike a balance between our branding and marketing spending and our business expansion to ensure a healthy and sustainable growth. If we fail to meet these challenges, our business, financial performance and prospects will be materially and adversely affected.
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
Through one of the variable interest entities, or VIEs, Shanghai Liulishuo Information and Technology Co., Ltd., or Shanghai Liulishuo, we have provided online English learning courses and services through mobile apps since 2013. Prior to the promulgation of the Classified Catalog of Telecommunications Services (2015 Version), effective from March 2016, or the 2016 MIIT Catalog, the scope of VATS was defined in an earlier version of the catalog. Pursuant to that previous version of the catalog, information service, categorized as a type of VATS, was defined as “the voice information services (telephone information services) or online information and data retrieval and other information services directly provided for end users through the fixed networks, mobile networks or internet and other public communications networks by means of information gathering, development, processing and the construction of the information platform.” It was unclear whether information service provided through our mobile apps fell in the scope of VATS.

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
,” which are the Chinese characters for “Liulishuo,” in Class 28 (mainly related to physical exercise products), Class 35 (mainly related to the advertisement service and business agency service) and Class 38 (mainly related to information delivery service) under the applicable rules has been invalidated by the Trademark Bureau as a result of an invalidation request made by a third party individual. We have challenged this invalidation decision at a PRC court, but we did not prevail at the trial that took place in December 2020. We have since filed an appeal and the appellate court eventually revoked the Trademark Bureau’s invalidation decision and required Trademark Bureau to remake new decision with regard to the invalidation request, of which the proceeding is currently pending. If we fail to successfully register any of such logos currently in use or maintain the trademarks that we have registered in any trademark classes relevant to our business operations (including Class 41), third parties would be able to use such logos or trademarks under unregistered classes without our authorization and we may even be subject to infringement claims by third parties for using such logos or trademarks. As of the date of this annual report, we have registered trademarks for material aspects of our current business operation.
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
Our platform collects, stores and processes certain personal and other sensitive data provided by our users. Personally identifiable and other confidential information is subject to increased regulations in domestic and international jurisdictions. PRC government authorities have enacted a series of laws and regulations relating to the protection of privacy and personal information, including but not limited to the Cyber Security Law and Personal Information Protection Law, under which internet service providers and other network operators are required to ensure the security and stability of the services provided via network and protect individuals’ privacy as well as to clearly indicate the purposes, methods and scope of any personal information collection and usage, to obtain appropriate user consent and to establish user information protection systems with appropriate remedial measures. Especially, on August 20, 2021, the SCPNC promulgated the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law stipulates the circumstances under which a personal information processor is allowed to process personal information and the corresponding processing requirements. The Personal Information Protection Law further clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. According to the Personal Information Protection Law, where personal information is processed based on an individual’s consent, such consent shall be voluntarily and explicitly given by the individual on a fully informed basis, and the individual has the right to withdraw his or her consent without affecting the effectiveness of personal information processing activities that have been conducted based on his or her consent before. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection” for more details. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations, which may causing substantial costs and negatively affect our business, results of operations and financial condition.

Furthermore, the regulatory authorities are strengthening the supervisions on the protection of personal information and other lawful interest of users of mobile apps. For example, the Identification Methods of Illegal Collection and Use of Personal Information Through Apps, jointly promulgated by various governmental authorities, effective from November 28, 2019, specifies activities that can be identified as illegal collection and use of personal information through mobile apps. The Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which was jointly promulgated by four governmental authorities on March 12, 2021 and became effect on May 1, 2021, sets out the scope of the personal information that is considered necessary for the operations of common types of apps, and stipulates that the operator of the apps may not refuse to provide the apps’ fundamental functions to users who do not consent to provide personal information beyond the scope of necessary personal information. The Implementation of Actions to Improve the Perception of Information and Communication Services, which was promulgated by the MIIT on November 1, 2021, stipulates that enterprises should provide a list of personal information collected and a list of personal information shared with third parties, and should display such lists in the second-level menu of the APP for users’ access. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection” for more details. In connection with the promulgation of the foregoing regulations, relevant authorities, such as the CAC, imposed various measures on mobile apps frequently in recent years, including issuing the order of rectification and temporary removal of apps from app stores for encroaching the rights and interests of users in violation of the applicable laws and regulations. We have gone through several inspections of regulatory authorities in our daily operations and made rectifications as requested by such authorities. As of the date of this annual report, no administrative penalties were imposed on us in this respect so far. We have implemented certain technical measures to address the privacy concerns. However, this regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. We cannot assure you that our existing measures will be considered sufficient under applicable laws and regulations, or that we have complied with all applicable laws and regulations. For example, in order to provide targeted contents, the apps operated by us used to require the users to provide certain personal information before they can use such apps, such as professions, purpose of studying, etc., which may be deemed as beyond the scope of the necessary personal information as defined by the Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. We have made rectifications and stopped requiring the users to provide personal information beyond the scope of the necessary personal information before they can use our apps. However, there can be no assurance that the competent authorities would take a view that our rectifications are in strict compliance with the applicable regulatory requirements, or that we will not be subject to penalties for historical violation.
Additionally, regulatory requirements regarding the protection of personal information are constantly evolving and can be subject to differing interpretations or significant changes, making the extent of our responsibilities in that regard uncertain. For example, on June 10, 2021, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Data Security Law effective from September 1, 2021, which provides that data processing activities that affect or may affect national security should be subject to a state security review procedure. On July 6, 2021, the General Office of the CPC Central Committee and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law,, which called for a heightened scrutiny over overseas-listed China-based companies of their compliance with the laws and regulations regarding data security, cross-border data flow and management of confidential information, and such laws and regulations are expected to undergo further changes, which may require increased information security responsibilities and stronger cross-border information management mechanism and process. We may incur substantial costs in order to comply with new laws and regulations and we could be adversely affected if legislation or regulations in China are expanded to require changes in our business practices or privacy policies, or if the PRC governmental authorities interpret or implement the existing legislation or regulations in ways that would negatively affect our business, results of operations and financial condition. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

We have limited experience in international markets. If we fail to meet the challenges presented by our increasingly globalized operations, our business, financial condition and results of operations may be materially and adversely affected.
We have limited experience in international markets and we are in the process of and expect to enter into and expand our operations in international markets, primarily leveraging LingoChamp’s existing products and operations. LingoChamp’s businesses have footprint in several international markets, primarily including Japan, South Korea, East Asia and South America. Global expansion is a key growth strategy for us, which exposes us to a number of risks, including:

•	compliance with applicable laws and regulations in multiple jurisdictions, including but not limited to internet content provider licenses and other applicable licenses or governmental authorizations;

•	policies that increase restrictions on our ability to invest in certain jurisdictions, especially in the telecommunication and internet sectors;

•
challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them, including but not limited to third parties that promote our platform and applications and third parties that provide us technology support;

•	challenges in obtaining and maintaining sufficient intellectual property protection and rights;

•	challenges in commercializing LingoChamp mobile app in international markets without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;

•	challenges in formulating effective marketing strategies targeting users from various jurisdictions and cultures, who have a diverse range of preferences and demands;

•	lack of acceptance of our product and service offerings, and challenges of localizing our offerings to appeal to local tastes;

•	challenges in replicating or adapting our company policies and procedures to operating environments that are different from each other, including technology infrastructure;

•	fluctuations in currency exchange rates;

•	increased competition with local players in different markets and sub-markets;

•	political instability and general economic or political conditions in particular countries or regions, including territorial or trade disputes, war and terrorism;

•
exposure to different tax jurisdictions that may subject us to greater fluctuations in our effective tax rate and assessments in multiple jurisdictions on various tax-related
assertions, including transfer pricing adjustments and permanent establishment;

•	challenges of maintaining efficient and consolidated internal systems, including information technology infrastructure, and of achieving customization and integration of these systems;

•	compliance with privacy laws and data security laws, including heightened restrictions and barriers on the transfer of data between different jurisdictions; and

•	increased costs associated with doing business in multiple jurisdictions.
There is no assurance we will be able to manage these risks and challenges as we continue to grow our international businesses. Failure to manage these risks and challenges could negatively affect our ability to expand our international and cross-border businesses and operations as well as materially and adversely affect our business, financial condition and results of operations.
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

The PRC Cyber Security Law, effective on June 1, 2017, stipulates that a network operator, including internet information service provider among others, must adopt technical measures and other necessary measures in accordance with applicable laws and regulations as well as compulsory national and industrial standards to safeguard the safety and stability of network operations, effectively respond to network security incidents, prevent illegal and criminal activities, and maintain the integrity, confidentiality and availability of network data. The PRC Data Security Law, effective on September 1, 2021, provides that data processing activities must be in compliance with applicable laws and regulations and data processor should establish whole process data security management system, arrange data security training, and take technical measures and other necessary measures to ensure data security. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Information Security and Privacy Protection” for more details. We are making efforts to comply with the applicable laws, regulations and standards, there can be no assurance that our measures will be effective and sufficient under the foregoing rules and regulations. If we were found by the regulatory authorities to have failed to comply with the applicable rules and regulations on cyber security, we would be subject to warnings, fines, confiscation of illegal revenue, revocation of licenses, cancellation of filings, shutdown of our platform or even criminal liability and our business, results of operations and financial condition would also be adversely affected. In addition, in light of the evolving regulatory framework of China for the protection of information in cyberspace, we may be subject to uncertainties of and adjustments to our business practices, which may incur additional operating expenses and adversely affect our results of operations and financial condition.
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
Historically, the services provided on our platform were disrupted several times due to network outage attributable to certain third-party service provider, including one incident in 2019 where our services were interrupted for nearly 12 hours, which caused disruptions to our users’ access to our mobile apps and courses. In 2020 and 2021, we did not experience any technical disruption. We cannot assure you that we will be able to always maintain the satisfactory performance, reliability and availability of our platform, services and underlying technology infrastructure in our daily operation. Any interruptions or delays in the availability of our platform or services, whether as a result of third party or our error, natural disasters or security breaches, whether accidental or willful, could harm our reputation and our relationships with users and other customers. Additionally, we do not maintain business interruption insurance or general third-party insurance. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage.
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
In addition, we may also be subject to intellectual property infringement claims or other allegations as the content posted by us or our users on our online platform may infringe intellectual property or other rights held by any third party. See “—Risks Relating to our Business—We may fail to protect our intellectual property rights effectively, or may face intellectual property infringement claims and other claims of third-party rights, which may be expensive to defend and may disrupt our business and operations.”
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
We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form
20-F.
Our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2021 due to material weakness identified. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.” In addition, if we cease to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may continue to conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 included in our annual report, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2021. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. To remedy our identified material weakness, we have taken action to and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and
complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements. However, such measures have not been fully implemented and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2021. See “Item 15. Controls and Procedures—Internal Control over Financial Reporting.”
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
We adopted a 2014 Equity Incentive Plan, or the 2014 Plan, and a 2018 Share Incentive Plan, as amended and restated in September 2020, or the Amended and Restated 2018 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. For further detailed information, please refer to “Item 6. Compensation—B. Share Incentive Plans.” For the years ended December 31, 2019, 2020 and 2021, we recorded RMB26.7 million, RMB29.0 million and RMB22.0 million (US$3.5 million), respectively, in share-based compensation expenses. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
If we are not able to control our labor-related costs in an effective way, our business, results of operations and financial condition may be adversely affected.
Our labor costs are primarily incurred in China. The economy of China has been experiencing significant growth, leading to inflation and increased labor costs, particularly in the large cities, such as Shanghai. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. If we fail to control our labor costs in China, including wages and employee benefits, our business, results of operations and financial condition may be adversely affected. Significant additional government-imposed increases in the jurisdictions where we have operations may affect our profitability and results of operations, unless we are able to pass on these costs to our users by increasing prices of our programs.
Furthermore, as we implemented cost control measures to improve our financial performance, we terminated employment relationship with certain employees. Some of those former employees initiated legal proceedings against us and claimed for compensations. As of March 31, 2022, 42 proceedings in relation to such labor disputes were pending, which involve claims for compensation in a total amount of about RMB2.9 million. If the results of such claims are unfavorable to us, we may incur additional costs to cover those claims and our financial condition and results of operations may be adversely affected.
A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
The global macroeconomic environment is facing numerous challenges. The growth rate of the Chinese economy has gradually slowed since 2010 and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The recent conflicts in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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
Our business could be adversely affected by the effects of epidemics. In recent years, there have been breakouts of epidemics in China and globally. Since December 2019,
COVID-19
has spread rapidly to many parts of the world, and the effect of the
COVID-19
continues. In response to intensifying efforts to contain the spread of the coronavirus, the Chinese government took a number of actions, which included extending the Chinese New Year holiday in 2020, quarantining individuals in China who had the
COVID-19,
asking citizens to remain at home and to avoid gathering in public, and other actions. We adjusted our operations and instructed our employees to all stay at their homes and work from home during the outbreak and experienced lower work efficiency and productivity. We gradually resumed our normal operation in February 2020. The global spread of
COVID-19
pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of
COVID-19
outbreak cannot be reasonably estimated at this time. In 2021 and early 2022, there were several waves of
COVID-19
pandemic in China, including an increasing number of
COVID-19
Delta and Omicron variant cases. Even though our office in Shanghai was closed during the lockdown period, our business operations was not adversely affected. However, the extent to which it may affect our results of operations, financial condition and cash flow will depend on the future developments of the pandemic, which are highly uncertain and cannot be predicted. Such uncertainty poses operational challenges to our online course service offerings. Our operations could be disrupted if one of our employees is suspected of having
COVID-19,
H1N1 flu, avian flu or another epidemic in our offices, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the PRC economy in general.
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

Risks Relating to Our Corporate Structure
If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Foreign ownership of internet-based businesses, such as internet information services, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except
e-commerce,
domestic multi-party communication, storing and forwarding and call center which does not apply to us) and major foreign investor must typically have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version) promulgated in December 27, 2021, or, prior to the enactment of which, the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended, and other applicable laws and regulations.
We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws and regulations, we conduct operations in China through the VIEs. Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin, Zhuhai Xinran Consulting and Management Co., Ltd., Ningbo Meishan Bonded Port Zhimei Fifth Equity Investment Partnership (Limited Partnership), Jiwei Enterprise Management and Consulting (Shanghai) Co., Ltd., Mr. Jiong Gu, and two other shareholders hold 37.32%, 10.51%, 6.11%, 11.88%, 11.88%, 10.38%, 5.56% and 6.36% equity interests in Shanghai Liulishuo, respectively. Shanghai Mengfan Cultural Communication Co., Ltd., or Shanghai Mengfan has the same shareholding structure as Shanghai Liulishuo. Dr. Yi Wang, Mr. Zheren Hu and Dr. Hui Lin also collectively hold all equity interests in Shanghai Mengfan Education Technology Co., Ltd. (previously known as Shanghai Mengfan Education Training Co., Ltd.), or Mengfan Education, one of the variable interest entities. We have entered into a series of contractual arrangements with each of the VIEs, their respective shareholders and Yuguan Information Technology (Shanghai) Co., Ltd., which we refer to as Yuguan or our WFOE in this annual report, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC laws. Because of these contractual arrangements, we are deemed the primary beneficiary of the VIEs, and hence consolidate their financial results as the variable interest entities under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company – A. History and Development of the Company.”
However, as we are a Cayman Islands holding company with no equity ownership in the variable interest entities, investors in our ADSs or the ordinary shares thus are not purchasing equity interest in the variable interest entities in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the variable interest entities, which contribute to 44.4% of our total assets as of December 31, 2021. Our holding company in the Cayman Islands, the variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the variable interest entities and, consequently, significantly affect the financial performance of the variable interest entities and our company as a group.
In the opinion of Fangda Partners, our PRC legal counsel, (i) the ownership structure of our WFOE and the VIEs does not violate applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOE, the VIEs and their respective shareholders governed by PRC law currently are valid and binding. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel. Especially, on July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which prohibits foreign investors from investing into after-school tutoring institutions providing tutoring service related to academic subjects in compulsory education stage, including through variable interest entity structure. Despite that rules and regulations have been promulgated in connection with the scope of academic subjects in compulsory education stage, it remains unclear, and subject to relevant governmental authorities’ discretion, as to whether the products and services we offer fall into the scope of academic subjects of compulsory education stage. Based on our consultation with relevant governmental authorities, we ceased the operation of the “Kids Liulishuo” mobile app in January 2022, and believe that the remaining products and services we currently offer do not constitute “tutoring service related to academic subjects of compulsory education stage” and thus not subject to the above restrictions. However, there can be no assurance that we will not be subject to penalties for historical violation, or the interpretation and implementation of relevant governmental authorities will not change in the future. Additionally, on April 7, 2021, the State Council promulgated the Amended Implementation Rules for Private Education Law, which took effective on September 1, 2021. The Amended Implementation Rules for Private Education Law stipulates that related party transactions to which a private school is a party would be required to be concluded on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students, which could potentially impact our contractual arrangements with the VIEs. Please see “—Risks Relating to Doing Business in China—We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit
private training in particular.”

Furthermore, the Foreign Investment Law promulgated by the PRC National People’s Congress in March 2019, which became effective from January 1, 2020, may impact our current variable interest entity structures. See “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and Double Alleviating Opinions and how they may impact the viability of our current corporate structure, corporate governance and business operations.” It is also uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.
If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or the VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;

•	shutting down our servers or blocking our mobile apps, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs;

•	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;

•
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or

•
restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.
We rely on contractual arrangements with the VIEs and their respective shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.
We have relied and expect to continue to rely on variable interest entity contractual arrangements to conduct a significant part of our operations in China. We rely on contractual arrangements with Shanghai Liulishuo, Shanghai Mengfan, Mengfan Education and their respective shareholders to conduct a significant part of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC law for breach of contract in the event that the VIEs and their respective shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over the VIEs.
If the VIEs or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in China is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC law. Significant uncertainties remain regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
A significant portion of equity interests in the VIEs are held by our founders while the remaining portion of equity interests in the VIEs are held by our pre-IPO
investors. They may have potential conflicts of interest with us. These equity interests holders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the equity interests holders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.
Currently, we do not have any arrangements to address potential conflicts of interest between these equity interests holders and our company. For the equity interests holders who are also our directors and executive officers, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in what they consider in good faith to be in the best interests of our company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that address any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the equity interests holders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our WFOE, the VIEs and the VIEs’ shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the VIEs’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing Yuguan’s taxable income. In addition, if Yuguan requests the shareholders of the VIEs to transfer their equity interests in or the assets of the VIEs at the price prescribed in the contractual agreements, and if such price is deemed below fair market value determined by the tax authority, or if the shareholders of the VIEs pay Yuguan any transfer price or distribution they receive in respect of the equity interests they hold in the VIEs according to the contractual arrangements, Yuguan may be subject to PRC income tax liabilities for such transactions. Furthermore, the PRC tax authorities may impose interest expenses and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay interest expenses and other penalties.
We may lose the ability to use and benefit from assets held by the VIEs that are material to the operation of our business if the entities go bankrupt or becomes subject to a dissolution or liquidation proceeding.
As part of our contractual arrangements with the VIEs, these entities hold certain assets that are material to the operation of our business. If the VIEs go bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, dispose of any of its material assets (other than those occurring in the ordinary course of business), or create any security interest or other encumbrances on any of its assets for the benefit of any third party, without our prior written consent. If the VIEs undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

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
The PRC government’s significant oversight over our business operation could result in a material adverse change in our operations and the value of our ADSs and ordinary shares.
We conduct our business in China primarily through our PRC subsidiaries, the variable interest entities and their subsidiaries. Our operations in China are governed by PRC laws and regulations. PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be of little or no value. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Please see “Risk Factors—Risks Relating to Doing Business in China—The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.” In addition, implementation of industry-wide regulations directly targeting our operations could cause our securities to significantly decline in value. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our business. Please see “Risk Factors—Risks Relating to Doing Business in China—We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit
private training in particular.”
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors of the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCAA, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The Holding Foreign Companies Accountable Act, or the HFCAA, was signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCAA, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
The approval of the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our historical and future offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would restrict our ability to raise funds, subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As a follow-up,
on December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Administration Measures, for public comments.
Pursuant to these drafts, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, should file with the CSRC for its initial public offering, follow-on
offering, listing of securities in another overseas market, and other equivalent offing activities. Particularly, the issuer should submit the filing with respect to its initial public offering and listing or listing of securities in another overseas market within three business days after submitting the application documents for the foregoing transactions and the issuer should submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Besides, direct or indirect overseas listing of assets of PRC domestic companies by merger and acquisition, share swap, allocation, or other arrangements through one of a series of transactions are also subject to filing with CSRC. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.

As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing or listing of securities in another overseas market. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant variable interest entity structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant variable interest entity structures and what relevant domestic laws and regulations are required to be complied with.
Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.
On December 27, 2021, the NDRC and the Ministry of Commerce, jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis
, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements.
If we are required to comply with these requirements and fail to do so on a timely basis, if at all, our business operation, financial conditions, business prospect and ability of financing, may be adversely and materially affected.
In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us or otherwise tightening the regulations on companies with a variable interest entity structure. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cyber security review under the enacted version of the Revised Measures for Cyber Security Review and Regulations on Cyber Data Security Management (Draft for Comments) or the Draft Cyber Data Security Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
We face uncertainties with respect to the interpretation and implementation of the Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly and competition laws and how it may impact our business operations.
In February 2021, the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Antimonopoly Commission of the PRC State Council. The Anti-Monopoly Guidelines for Internet Platforms is consistent with the Anti-Monopoly Law of PRC and prohibits monopoly agreements, abuse of dominant position and concentration of undertakings that may have the effect of eliminating or restricting competitions in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for Internet Platforms outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant position, including without limitation, tailored pricing using big data and analytics, actions or arrangements seen as exclusivity arrangements, using technology means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of user data. Besides, Anti-Monopoly Guidelines for Internet Platforms expressly states that concentration of undertaking involving contractual control structure will also be subject to antitrust filing requirements.

In April 2021, the State Administration for Market Regulation, or the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it will organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws.
On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, the provisions have not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the provisions.
Since the Anti-Monopoly Guidelines for Internet Platforms are relatively new and the Provisions on Preventing Unfair Online Competition (Draft for Comments) have not been formally adopted, uncertainties still exist in relation to its interpretation and implementation. Although we do not believe we engage in any foregoing situations, we cannot assure you that our business operations will comply with such regulation in all respects, and any failure or perceived failure by us to comply with such regulation may result in governmental investigations, fines and/or other sanctions on us.
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
Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and Double Alleviating Opinions and how they may impact the viability of our current corporate structure, corporate governance and business operations.
The “variable interest entity” structure has been adopted by many
PRC-based
companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” The Ministry of Commerce of the People’s Republic of China published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, or the 2019 FIL, which became effective from January 1, 2020 and replaced the major existing laws and regulations governing foreign investment in China. Pursuant to the 2019 FIL, “foreign investments” refer to investment activities conducted by foreign investors directly or “indirectly” in China, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in China solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within China, (iii) foreign investors investing in new projects in China solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. Although the 2019 FIL does not introduce the concept of “control” in determining whether a company should be considered as a foreign-invested enterprise, nor does it provide the “variable interest entity” structure as a method of foreign investment, as the 2019 FIL is relatively new and relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the 2019 FIL. The possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the “variable interest entity” structure adopted by us may be deemed as a method of foreign investment by, any of such subsequent laws, regulations and rules. For example, according to the Double Alleviating Opinions, foreign investors are prohibited from investing in after-school tutoring institutions providing tutoring service related to academic subjects of compulsory education stage through mergers and acquisitions, entrustment, franchise and variable interest entities. If our consolidated “variable interest entity” were deemed as a foreign-invested enterprise under any of such future subsequent laws, regulations and rules applicable to us, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business and financial condition.

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
for-profit
private training in particular.
The principal regulations governing private education in China primarily consist of the PRC Education Law, the Law for Promoting Private Education, or Private Education Law, the Implementation Rules for Private Education Law and the Implementation Rules on the Supervision and Administration of
For-profit
Private Schools, or the Implementation Rules, as amended from time to time. These PRC laws and regulations on private education generally apply to the establishment and operation of all private schools, including schools and other education institutions, and provide that, among other things, (i) the establishment of a for-profit
private school shall be approved by the education authorities or the authorities in charge of labor and social welfare, (ii) such for-profit
private schools should be registered with the competent branch of the SAMR, and (iii) a duly approved private school will be granted a private school operating permit. The Implementation Rules further provide that the provisions contained therein should be applicable to
“for-profit
private training institutions” in an analogous manner. Shanghai has accordingly promulgated specific local regulations to clarify the requirements and procedures for establishing and operating private schools in December 2017, but it expressly provided that management measures and regulations applicable to private training institutions that only provide online courses would be promulgated separately. On September 7, 2021, the PRC State Council promulgated the amended version of the Implementations Rules of Private Education Law, which provides that private school engaging in online education activities using internet technology must obtain private school operating permit and comply with administration rules and regulations on internet. However, the amended version of the Implementations Rules of Private Education Law does not make it clear whether such requirements are applicable to
“for-profit
private training institutions” using internet technology.

We operate online platform that provides online training programs through the internet, and our PRC subsidiaries and our operating entity of our online platform are registered with local counterparts of the SAMR as for-profit
enterprises. As there lacks clear and consistent statutory interpretation regarding the implementation of the above laws and regulations, it is unclear how these regulatory requirements shall be applied to us. Based on our consultation with relevant governmental authorities, we were informed that we are not required to obtain a private school operating permit or other approval from education authorities or the authorities in charge of labor and social welfare for our operation of online education platform, provided we do not engage in tutoring service related to academic subjects of compulsory education stage. However, we cannot assure you that we will not be found in violation for our historical operations, or the government authorities will not take a different view in the future. We may be required to obtain the above-mentioned, or any other approvals, licenses, permits, or otherwise comply with additional regulatory requirements in the future, due to clarification or change in interpretation or implementation of laws and regulations in education industry, or promulgation of new regulations or guidelines regulating online education institutions.
In August 2018, the State Council issued its new Opinion on the Regulation of the Development of After-School Tutoring Institutions, or the New Opinion, which primarily regulates after-school tutoring institutions or AST Institutions targeting primary and secondary school students. The New Opinion provides certain detailed requirements for after-school tutoring institutions, including, among others, requirements for licenses and permits, training premises, safety conditions and fee collection, as well as for teaching staff and curriculum content. On December 28, 2018, nine PRC governmental authorities, including the MOE, jointly promulgated the Notice on Measures for Alleviating the Burdens on primary and secondary school students, which reiterates the above requirements. For more information, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Private Education—The Law for Promoting Private Education and its Implementing Rules.” The New Opinion generally does not explicitly distinguish between online training institutions and offline training institutions. Based on our consultation with relevant local governmental authorities, we were informed that the New Opinion only applies to offline training institutions, and does not apply to us. However, we cannot assure you that we will not be found in violation for our historical operations or the relevant government authorities will not take a different view in the future.
In October 2018, the MOE launched a special supervision campaign on AST Institutions and required the local competent authorities to investigate the tutoring institutions within their jurisdictions and requested such institutions to rectify any non-compliant
activities. We have not been subject to any investigation or received inquiries by any authority during such special supervision campaign. However, we cannot assure you that our operations will not be subject to any governmental inspections, investigations or inquiries in the future.
On November 20, 2018, the General Office of the MOE, the General Office of the SAMR and the General Office of the Ministry of Emergency Management of the PRC, jointly promulgated the Notice on Several Work Mechanisms for Strengthening Special Administration and Rectification of After-School Tutoring Institutions, or the New Notice. The New Notice provides certain requirements relating to the online tutoring services, which mainly include that: (i) the competent authorities should strengthen the supervision on the online tutoring institution targeting on primary school and secondary school students in accordance with the policies and requirements applied to the offline tutoring institutions, (ii) the online tutoring institution providing the school-curriculum-related tutoring service is required to make filing with the competent authorities in respect to the name of the curriculum-related tutoring class, tutoring class content, recruitment target, tutoring class schedule and tutoring time, and (iii) name, photos, class and qualification number of teachers in such online tutoring institution providing the school-curriculum-related tutoring service should be disclosed on its website. On July 12, 2019, the MOE, together with other five PRC authorities, jointly promulgated the Implementation Opinions on the Regulation of Online After-School Tutoring, which reinstates the filing requirement of online AST Institutions and provides that the education authorities at provincial level should review the application documents submitted by online AST Institutions and approve the filing applications submitted by qualified tutoring institution and disclose such qualified tutoring institution to the public. In case of any change to the filing information, the online AST Institution will be required to make filing of such updated information. In consideration of the foregoing rules, we completed the initial filing through the management platform of Shanghai training institutions but we failed to complete subsequent filings of the statement of changes and other required materials through the platform to reflect the changes to the filed information in a timely manner. Despite that the filing requirement applicable for online AST Institutions has been replaced by the approval requirement as stipulated in the Double Alleviating Opinions, we cannot assure you that we will not be found in violation for our historical operations.

On July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which provides high-level polices related to requirements and restrictions on AST Institutions, especially that: (i) no new approvals shall be granted to AST Institutions providing tutoring service related to academic subjects in compulsory education stage, or Academic AST Institutions; (ii) existing Academic AST Institutions are required to convert themselves into non-profit institutions; (iii) an approval mechanism will be adopted with regard to the existing online Academic AST Institutions which previously filed with competent authorities; (iv) Academic AST Institutions are prohibited from raising funds through publicly listing or other capitalization operations; (v) listed companies are prohibited from investing in Academic AST Institution or purchase Academic AST Institutions’ assets by means of issuance of shares or by cash; (vi) foreign investors are prohibited from investing in Academic AST Institutions through mergers and acquisitions, entrustment, franchise and variable interest entities. Furthermore, any existing behaviors in violation of the above restrictions are required to be rectified. In addition, The Double Alleviating Opinions further provides that no approvals will be granted to AST Institutions providing academic subjects tutoring service to pre-school
children (i.e. children from three to six years old) and ordinary senior high school students, that any online and offline tutoring service provided to pre-school
children is strictly prohibited and that the administration in connection with Academic AST Institution targeting ordinary senior high school students shall be carried out by reference to the requirements and restrictions under the Double Alleviating Opinions. In addition, the Double Alleviating Opinions also provides a series of restrictions in connection with the operation of Academic AST Institutions, and relevant government authorities have promulgated a series of implementation rules regarding the requirements under the Double Alleviating Opinions. For more information, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to After-school Tutoring”.
Further, the Amended Implementation Rules for Private Education Law, which became effective on September 1, 2021, provides that the related party transactions to which a private school is a party would be required to be concluded on a fair and just basis without impediment to the interests of the state, the school, the teachers and the students, and such related party transactions shall be under the supervision and scrutiny of applicable governmental authorities. Besides, the Notice on Strengthening the Supervision of Tuitions regarding Academic After-School Tutoring in Compulsory Education Stage promulgated on September 2, 2021 provides that the scrutiny mechanism with regard to the related party transactions to which an Academic AST Institution is a party would be strengthened and extended investigations may be applied regarding the related party transactions which are obviously not entered into on an arm’s length basis.
Pursuant to the Double Alleviating Opinions and corresponding implementation rules, our PRC subsidiaries and our operating entity of our online platform which are registered with local counterparts of the SAMR as for-profit
enterprises shall not engage in tutoring service related to academic subjects of compulsory education stage or operate as Academic AST Institutions. In light of the requirements and restrictions of the Double Alleviating Opinions, we ceased the operation of our mobile app “Kids Liulishuo” from January 2022. However, we cannot assure you that our previous operation of “Kids Liulishuo” will not be regarded by the applicable governmental authorities as historical non-compliance,
in which case we may be subject to penalties.
Furthermore, we later granted a private
non-profit
institution established under the laws of China, Yangpu Liuli, the right to utilize and operate “Kids Liulishuo.” In order for Yangpu Liuli to operate Kids Liulishuo, we, through Shanghai Liulishuo, entered into a software licensing agreement and service agreement with Yangpu Liuli, pursuant to which we will charge Yangpu Liuli a portion of its revenues on a monthly basis as our royalty fees for the licensing of “Kids Liulishuo” and our service fees for the provision of administrative supporting services, including legal, human resources, financial and managerial supporting services by us to Yangpu Liuli. Yangpu Liuli is established by our three founders as a private non-profit
institution, with a private school operating permit, which is thus a related party of us. Our co-operations
with Yangpu Liuli must comply with Double Alleviating Opinions and other applicable laws and regulations and may be subject to scrutiny by relevant governmental authorities. However, as the Double Alleviating Opinions and corresponding implementation rules are relevantly new, substantial uncertainties exist with respect to the interpretation and implementation of such rules. If the PRC governmental authorities interpret or implement their legislation or regulations in ways that our cooperation with Yangpu Liuli would be deemed to be non-compliant
with the applicable laws and regulations, we may be required to adjust or even cease our cooperation with Yangpu Liuli, and be further subject to fines or other sanctions, all of which may adversely affect our business and financial condition.
In addition, rules and regulations have been promulgated in connection with the scope of academic subjects in compulsory education stage, including the Notice on Further Clarifying the Scope of Academic Subjects and
Non-academic
Subjects with respect to After-School Tutoring Services in Compulsory Education Stage issued by the General Office of the MOE on July 28, 2021, which categorizes English tutoring involving contents of courses contained in national curriculum standards as academic subjects in compulsory education stage. For more information, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to After-school Tutoring”. Nonetheless, the definition of “tutoring service related to academic subjects of compulsory education stage” remains to be ambiguous and may subject to authorities’ discretion. Based on our consultation with relevant governmental authorities, we ceased the operation of the “Kids Liulishuo” mobile app in January 2022, and believe that the remaining products and services we currently offer do not constitute “tutoring service related to academic subjects of compulsory education stage” and thus not subject to the above restrictions. However, we cannot assure you that the government authorities will not take a different view in the future. We may be required to cease operation of certain part or all of our tutoring services, obtain extra approvals, licenses, permits, or otherwise comply with current or additional regulatory requirements in the future, due to clarification or change in interpretation or implementation of laws and regulations in education industry, or promulgation of new regulations or guidelines regulating tutoring institutions. Our failure to be in compliance with such regulatory requirements may subject us to sanctions or be prohibited from operations, all of which may materially and adversely affect our business, financial condition, and results of operations.

On August 10, 2019, the MOE, together with other seven PRC authorities, jointly promulgated the Opinions on the Guidance and Regulation of Healthy and Orderly Development of Education Mobile Internet Applications, or the Education APP Opinions. The Education APP Opinions provides that all the companies providing education mobile internet applications shall make filings with the competent education authority at the provincial level and register their basic corporate information and details of education mobile internet applications. On November 11, 2019, the MOE promulgated the Administrative Measures on the Filing of Education Mobile Internet Applications, which further elaborated the provisions of the filing requirements and procedures. For more information, please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Online and Distance Education.” As of the date of this annual report, we have made filings for most of our operating mobile apps including “English Liulishuo” and “IELTS Liulishuo” and are in the process of completing the filing procedures with respect to the rest of our apps. However, we cannot assure you that we would be able to complete the filing in a timely manner, or at all. Failure to complete the filing procedures in time or failure to comply with other regulatory requirements thereunder may subject us to governmental orders of rectification, and if we fail to rectify within the time limit as required by the authorities, the relevant apps may be suspended from operation, the filings may be revoked, and we may be blacklisted and prohibited from making new filings for six months.
If we fail to comply with any regulatory requirements, including but not limited to, obtaining any required licenses, approvals, permits or filings in a timely manner or at all, our continued business operations may be disrupted and we may be subject to various penalties or be unable to continue our operations, all of which will materially and adversely affect our business, financial condition and results of operations.
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

In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings, or fulfill reporting obligations necessary for our business expansion from time to time. If we fail to do so, our business, financial conditions and operational results may be materially and adversely affected. Please see “Item 3. Key Information—Permissions Required from the PRC Authorities for our Operations”, “Item 3. Key Information—D. Risk Factors—We may face risks arising from our business operations without proper ICP License, which may materially and adversely affect our business, financial condition and operational results”, “Item 3. Key Information—D. Risk Factors—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs”
，
“Item 3. Key Information—D. Risk Factors—We face risks associated with uncertainties surrounding the PRC laws and regulations governing the education industry in general, and the online for-profit
private training in particular” for detailed information.
We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Dividend Distribution,” “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Taxation” and “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Holding Company Structure.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our WFOE to adjust its taxable income under the contractual arrangements it currently has in place with the VIEs in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Relating to Our Corporate Structure—Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”
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

PRC regulation of loans to and direct investment in PRC entities by offshore companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans to our PRC subsidiaries and the VIEs or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering to fund our PRC entities by making additional capital contributions to our PRC subsidiaries or providing loans to our PRC subsidiaries and VIEs, subject to applicable government registration and approval requirements. Currently, there is no statutory limit to the amount of funding that we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries and VIEs is subject to statutory limits. According to current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance, or (ii) two times, or the then applicable statutory multiple, the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. We may also fund the VIEs through cross-border loans and the maximum amount would be their respective Net Assets Limit. Increasing the Total Investment and Registered Capital Balance of our PRC subsidiaries is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of calculation. PRC laws and regulations may also impose more stringent limitations to cross-border loans, which will also have negative impact on our ability to fund our PRC entities. Please see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulations on Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulations on Foreign Debt.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of our initial public offering to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, to fund our existing VIEs or to establish and fund new variable interest entities in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIEs, or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals or we are found to be in violation of any applicable laws with respect to foreign currency exchange, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected and we may be subject to penalties, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.
The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange—Regulations on Foreign Currency Exchange.”
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
A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011, the Foreign Investment Law, which took effect on January 1, 2020, and the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, effective from January 18, 2021. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law and other relevant regulations requires that filing with the SAMR in advance is required with regard to any concentration of undertaking triggering certain threshold, and the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Antimonopoly Commission of the PRC State Council in February 2021 further provides that concentration of undertaking involving contractual control structure is subject to such filing requirement as well. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, the Foreign Investment Law reiterates that China establishes a foreign investment security review system to conduct a security review of foreign investment that impacts or may impact the national security, and the Foreign Investment Security Review Measures requires that foreign investment in certain key areas, including products and services of key information technology and internet, that results in acquiring the actual control of the investee, is required to obtain approval from designated governmental authorities in advance. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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
We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar arrangements with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise within the
12-month
period immediately before distribution of the dividends and the Hong Kong resident enterprise is the beneficial owner of such dividends. Furthermore, the Administrative Measures for
Non-resident
Taxpayers to Enjoy Treatment under Treaties, which became effective in January 2020, require non-resident
enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to any dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

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
non-PRC
resident enterprises may be
re-characterized
and treated as a direct transfer of PRC taxable assets, if the arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from the indirect transfer may be subject to PRC enterprise income tax. According to SAT Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties located in China, and equity investments in PRC resident enterprises. Gains derived from the transfer of PRC taxable assets by a direct holder that is a non-PRC
resident enterprise is subject to PRC enterprise income taxes. When determining whether an arrangement has a “reasonable commercial purpose,” the following factors are considered: whether the value of the equity interests of the relevant offshore enterprise is mainly derived from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China; whether the income of the relevant offshore enterprise is mainly generated from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature as evidenced by actual function and risk exposure; for how long the existing business model and organizational structure of the relevant offshore enterprise has existed; the replicability of the arrangement by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. Gains derived from an indirect offshore transfer of assets which is effectively connected with the PRC establishment or place of business shall be included in the enterprise income tax filing of the PRC establishment or place of business and are subject to a PRC enterprise income tax rate of 25%. In case of a transfer of immovable properties located in China or of equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident
enterprise, a PRC enterprise income tax rate of 10% applies, subject to available preferential tax treatment under applicable tax treaties or similar arrangements. The party who is obligated to pay for the transfer has the withholding obligation with respect to the transfer. Where the payor fails to withhold sufficient tax, the transferor is required to declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Failure to withhold applicable tax will also subject the transferee to penalties under PRC tax laws. SAT Bulletin 7 does not apply to sales of shares by investors through a public stock exchange if the shares were acquired by the investors through a public stock exchange.
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
General Risks Relating to Our ADSs
The delisting of our ADSs is expected to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.
On April 7, 2022, we were notified by the NYSE that the staff of NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE. Trading in our ADSs was suspended after the market close on the NYSE on April 7, 2022. On April 22, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which is expected to be effective ten days after filing the Form 25. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “LAIXY” after the NYSE suspended the trading of our ADSs. The delisting of our ADSs from NYSE is expected to have a material adverse effect on us by, among other things, causing investors to dispose of our ADSs and limiting:

•	the liquidity of our ADSs;

•	the market price of our ADSs;

•	the number of institutional and other investors that will consider investing in our ADSs;

•	the availability of information concerning the trading prices and volume of our ADSs;

•	the number of broker-dealers willing to execute trades in our ADSs; and

•	our ability to obtain equity or debt financing for the continuation of our operations.
The lack of an active trading market may limit the liquidity of an investment in our ADSs, meaning you may not be able to sell our ADSs you own at times, or at prices, attractive to you. Any of these factors may materially and adversely affect the price of our ADSs.

There can be no assurance that the proposed going-private transaction will continue to be pursued, approved or successfully consummated. Potential uncertainty involving the proposed going-private transaction may adversely affect our business and the market price of our ADSs.
On August 4, 2021, our board of directors received a preliminary non-binding
proposal letter from Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin and PCIL IV Limited (together with its affiliated investment entities, “Primavera”, and together with the three founders, the “Buyer Group”), to acquire all of our outstanding ordinary shares, including the Class A ordinary shares represented by the ADSs that are not already held by the Buyer Group for a proposed purchase price of US$1.13 per ordinary share in cash. On August 6, 2021, our board of directors formed a special committee, or the Special Committee, consisting of two independent directors,
Dr. Li-Lan
Cheng, who serves as the chairman of the Special Committee, and Ms. Min (Jenny) Zhang, to evaluate and consider the proposed going-private transaction. As of the date of this annual report, no decisions have been made by the Special Committee with respect to our response to the proposed going-private transaction. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the proposed going-private transaction, or that the proposed going-private transaction or any other similar transaction will be approved or consummated.
The going-private transaction, whether or not pursued or consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. In addition, if we sign any definitive agreement with the Buyer Group, we may be subject to various restrictions under those agreements on the conduct of our business prior to the completion of the transaction, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the transaction. Also, any development of the transaction, such as entering into or termination of any definitive agreement, may increase volatility of the trading price of our ADSs.
The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.
Our ADSs were listed on the NYSE since our initial public offering in September 2018. On April 7, 2022, we were notified by the NYSE that the staff of NYSE Regulation has determined to commence proceedings to delist our ADSs. Trading in our ADSs was suspended after the market close on the NYSE on April 7, 2022. On April 22, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which is expected to be effective ten days after filing the Form 25. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “LAIXY” since the NYSE suspended the trading of our ADSs.
The OTC Market is a significantly more limited market than NYSE. The quotation of our ADSs on the OTC Market may result in a less liquid market available for existing and potential stockholders to trade our ADSs, could depress the trading price of our ADSs and could have a long-term adverse impact on our ability to raise capital in the future.
For the period from January 1, 2021 to April 7, 2022, the date when the trading in our ADSs was suspended, the closing trading prices of our ADSs ranged from US$2.80 to US$59.92 per ADS, each ADS representing fourteen Class A ordinary shares after giving effect to the ADS-to-Class A ordinary share ratio change in March 2022. Since NYSE’s trading suspension on April 7, 2022, the closing trading prices of our ADSs quoted from the OTC marked ranged from US$1.25 to US$1.83 per ADS up to the date of this annual report.
The trading price of our ADSs has been volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.
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
We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not a founder, being Dr. Yi Wang, Mr. Zheren Hui and Dr. Hui Lin, or an affiliate of such founder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not a founder or an affiliate of founder, such Class B ordinary share shall be automatically and immediately converted into the same number of Class A ordinary share.
Our founders, Dr. Yi Wang, Mr. Zheren Hu, and Dr. Hui Lin, beneficially own all of our outstanding Class B ordinary shares. As of March 31, 2022, Dr. Yi Wang, Mr. Zheren Hu, and Dr. Hui Lin beneficially owned approximately 51.7%, 22.1%, and 12.8% of the aggregate voting power of our company. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary share as a result of their becoming entitled to high votes on each Class B ordinary share.
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
A
non-U.S.
corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income, or the asset test. Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.
Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based on our current and expected income and assets (taking into account our current market capitalization), we do not believe that we were a PFIC for our taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs (which may be volatile).
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
Our sixth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control
transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our dual-class voting structure gives disproportionate voting power to the holders of Class B ordinary shares. In addition, our board of directors will have the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.
Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive judicial forum within the U.S. for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, which could limit the ability of holders of our Class A ordinary shares, the ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary, and potentially others.
Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) is the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. The enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. If a court were to find the federal choice of forum provision contained in our currently effective memorandum and articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our currently effective memorandum and articles of association may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. Holders of our shares or the ADSs will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder pursuant to the exclusive forum provision in the currently effective memorandum and articles of association.
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
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of associations, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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
We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and other applicable laws and regulations, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.
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
As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares represented by the ADSs you hold in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares represented by the ADSs you hold in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by the ADSs unless you withdraw such shares. Under our memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying Class A ordinary shares represented by your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested.
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

Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in internet and other related business, we conduct such business in China through a variable interest entity structure. We currently conduct substantially all of our operations in China through Shanghai Liulishuo. We intend to further expand operations in China through Shanghai Mengfan and Mengfan Education and have established variable interest entity contractual arrangements with Shanghai Mengfan and Mengfan Education, respectively. We collectively refer to Shanghai Liulishuo, Shanghai Mengfan and Mengfan Education as the VIEs in this annual report. Shanghai Liulishuo was established in 2013 when we commenced our operations. Shanghai Mengfan was established in December 2014. Mengfan Education was established in April 2019. Our WFOE has entered into variable interest entity contractual arrangements with each of the VIEs and their respective shareholders. For more details, please see “—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” As a result of our direct ownership in our WFOE and the variable interest entity contractual arrangements, we are regarded as the primary beneficiary of the VIEs. We treat them and their subsidiaries as the variable interest entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. In January 2019, Shanghai Liulishuo incorporated a wholly-owned PRC subsidiary, Wuhan Liulishuo Information and Technology Co., Ltd., or Wuhan Liulishuo.
In February 2020, we wound up Jiangsu Liulishuo Education Technology Co., Ltd., or Jiangsu Liulishuo, which was incorporated in January 2018 but did not have any business operation or financial contribution, and terminated the contractual arrangements among Yuguan, Jiangsu Liulishuo and its shareholders.
On August 4, 2021, our board of directors received a preliminary non-binding
proposal letter from Dr. Yi Wang, Mr. Zheren Hu, Dr. Hui Lin and PCIL IV Limited (together with its affiliated investment entities, “Primavera”, and together with the three founders, the “Buyer Group”), to acquire all of our outstanding ordinary shares, including the Class A ordinary shares represented by the ADSs that are not already held by the Buyer Group for a proposed purchase price of US$1.13 per ordinary share in cash. On August 6, 2021, our board of directors formed a special committee, or the Special Committee, consisting of two independent directors,
Dr. Li-Lan
Cheng, who serves as the chairman of the Special Committee, and Ms. Min (Jenny) Zhang, to evaluate and consider the proposed going-private transaction. As of the date of this annual report, no decisions have been made by the Special Committee with respect to our response to the proposed going-private transaction. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the proposed going-private transaction, or that the proposed going-private transaction or any other similar transaction will be approved or consummated.
In September 2021, we received a letter dated September 8, 2021 from the NYSE and further
e-mail
communication on the same date, notifying us that (i) we were below compliance standards due to our total market capitalization and stockholder’s equity, (ii) the due date for us to submit a business plan that demonstrates compliance is December 8, 2021 and (iii) the applicable cure period for us to regain compliance expires on March 8, 2023.
In September 2021, we received another letter dated September 17, 2021 from the NYSE and further
e-mail
communication on the same date, notifying us that (i) we were below compliance standards due to the trading price of our ADSs, and (ii) the applicable cure period for us to regain compliance expires on March 17, 2022. On March 17, 2022, we received a notification letter from the NYSE, notifying us that we have regained compliance with the NYSE continued listing standards for trading price of our ADSs.
In February 2022, we established Block X Technology Pte. Ltd., a company established under the laws of Singapore, for the purpose of our global expansion in the future.
Effective March 4, 2022, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing one Class A ordinary share to one ADS representing fourteen Class A ordinary shares. Currently, each ADS represents fourteen Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class A ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the changes in ratio for all periods presented.
On April 7, 2022, we were notified by the NYSE that the staff of NYSE Regulation has determined to commence proceedings to delist our ADSs. Trading in our ADSs was suspended after the market close on the NYSE on April 7, 2022. NYSE Regulation reached its decision to delist our ADSs pursuant to Section 802.01B of the NYSE’s Listed Company Manual because we had fallen below the NYSE’s continued listing standard requiring listed companies to maintain an average global market capitalization over a consecutive 30 trading day period of at least US$15,000,000. On April 22, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which is expected to be effective ten days after filing the Form 25. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “LAIXY” after the NYSE suspended the trading of our ADSs.
The SEC maintains a web site at
 www.sec.gov
 that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
Our principal executive offices are located at Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, People’s Republic of China. Our telephone number at this address is +86
21-3511-7188.
Our registered office in the Cayman Islands is located at the office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. We maintain our web site at
ir.laix.com
.

See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Material Cash Requirements” for a discussion of our capital expenditures.

B.	Business Overview
Our proprietary AI teacher utilizes deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. Since our inception in 2013, we have built our
AI-powered
Liulishuo platform to deliver a user-centric, personalized and effective English learning experience with easy access.
We conducted analysis and integrated into our products and pedagogies developed by the world’s leading educational experts and cognitive scientists. Our AI teacher was built on the proprietary AI technologies that provide personalized teaching and guidance for all core components of a student’s language learning process, encompassing learning, practice, assessment and feedback. Our AI teacher can hear, understand, interact with and evaluate the performance of our users and has the ability to understand their learning needs. Leveraging the volume of smart user data we possess, our AI teacher will continuously evolve and deliver more personally tailored learning programs to each user.
We provide our products and services
on-demand
via our mobile apps, primarily our flagship “English Liulishuo” mobile app launched in 2013. On our platform, AI technologies are integrated with learning content incorporating well established learning pedagogies, gamified features and strong social elements. We provide a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting. Our online study advisors organize online study groups, monitor users’ learning progress answer user queries and send individualized, motivating messages to users, which adds a human touch to our users’ learning experience. We also provide enterprise learning services for corporate customers that desire to improve their employees’ skills. To better conduct in-depth
cooperation with companies across different industries, we launched our “Enterprise Liulishuo” app in May 2021 and started to provide human resource management tools to help enterprises to monitor the training program. We also launched an overseas mobile app, “LingoChamp,” to implement our global expansion. Different from the domestic business model that is partially dependent on Weixin group in user management, LingoChamp adopts a lighter monetization model of content subscription. We are also exploring collaboration opportunities with the local governments and schools, and have initiated several projects in the development of English learning system, bilingual reading platform and other digitalization attempts.
We plan to further diversify our monetization capabilities by implementing our growth strategy and further developing our new initiatives. Built upon the accomplishments that we achieved in the language learning platform, we will continue to leverage our basic AI capabilities and diversify their application scenarios, aiming to equip our users with knowledge and techniques to help them improve communication with the society, not only in language aspect but also in vocational, cross-cultural aspects and beyond. We will further penetrate into the overseas markets to offer a variety of customized language courses not only for English learning and deepen our collaboration with local governments and schools in China to support their digitalization in the field of public services and develop our B2G business.
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
) course is personalized based on learners’ English proficiency levels and focused on systemically improving their general English proficiency. As a supplement to the standard DongNi English course, we provide DongNi Select premium services that provides online streaming courses with human English teachers and conversational sessions with our full-duplex voice system AI conversational coach “Alix” that we launched in April 2021 who primarily stimulates real human with a pure American accent. Our Alix, a product demonstrating a leap forward in
AI-powered
language learning technology, can realize
one-to-one
voice interaction and it has the capability, leveraging its full-duplex voice system, to maintain long conversation with our users. Users can also access a separate, paid course focused on improving English pronunciation, namely Authentic Pronunciation (
地道发音
). Further, we launched enterprise learning services for corporate customers in 2017. As of December 31, 2021, we had 210.2 million cumulative registered users for our domestic English learning business, as well as more than 1,400 corporate customers for our enterprise service.

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

We have a massive database of English spoken by Chinese, covering a broad range of geographic distribution and proficiency levels. As of December 31, 2021, we had recorded approximately 4.1 billion minutes of conversation and 54.8 billion sentences. Our AI teacher continuously reinforces and enhances itself by leveraging this large and growing amount of data.
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
Complementary to our fundamental AI teacher infrastructure, in April 2021, we launched our proprietary AI conversational coach “Alix,” a full-duplex voice system. With the goal to provide a user-centered learning experience, Alix is a leap forward in
AI-powered
language learning technology embedded with great monetization potential. Alix is able to stimulate real human voice with a pure American accent and engage in one-to-one
conversational interaction via voice with our users. Alix also has the capability to maintain long conversion with our users. Alix is also easily adaptable that enables it to be applied to many scenarios seamlessly, which can be introduced as a standalone product or integrated into other products. We have introduced “Alix” in our English Liulishuo” mobile app for the China market, and also in our “LingoChamp” mobile app for overseas markets such as Japan, South Korea, East Asia and South America markets to cater to the local customer needs. The overall rating for Alix from our paid users was 4.7 out of 5, with over 80% of them giving a
5-star
rating.
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
Kids Liulishuo
“Kids Liulishuo” is a mobile app we launched in December 2018, previously targeting children of three to twelve years old with courses specifically designed to enhance the reading, hearing and speaking abilities of the kids. In light of the requirements and restrictions of the Double Alleviating Opinions, we ceased the operation of Kids Liulishuo from January 2022 and granted a private non-profit
institution established under the laws of China, namely Shanghai Yangpu District Liuli Education and Training Center, or Yangpu Liuli, the right to utilize and operate “Kids Liulishuo.” Yangpu Liuli was established by our three founders with their personal donations as registered capital and holds a private school operating permit. In order for Yangpu Liuli to operate Kids Liulishuo, we, through Shanghai Liulishuo, entered into a software licensing agreement and service agreement with Yangpu Liuli, pursuant to which we will charge Yangpu Liuli a portion of its revenues on a monthly basis as our royalty fees for the licensing of “Kids Liulishuo” and our service fees for the provision of administrative supporting services, including legal, human resources, financial and managerial supporting services by us to Yangpu Liuli. Yangpu Liuli has gradually resumed the operations of Kids Liulishuo in the first quarter of 2022 for which Yangpu Liuli records all the revenues generated from operating Kids Liulishuo.

LingoChamp
We have been implementing our global expansion strategy since 2020. We launched our overseas mobile app, “LingoChamp,” with functions substantially similar to our flagship mobile app “English Liulishuo.” In addition to English and Chinese, “LingoChamp” currently also supports Japanese, South Korean, Spanish, Portuguese and Thai, which allows it to penetrate into a greater range of overseas markets. “LingoChamp” has started monetization and generated revenues in 2020. In 2021, the gross billings generated from our overseas business were US$3.6 million and increased with a monthly CAGR of 8% in 2021. The newly registered users also increased rapidly with a monthly CAGR of 16% in 2021. We also embedded the LingoClub, our Language Practice Community, which contains both our AI teacher and English learner in an online chatting room to provide practice and community scenarios in our LingoChamp mobile app.
Enterprise learning services
We also provide learning services for corporate customers that desire to improve their employees’ skills. Typically, a corporate customer purchases course packages from us on behalf of their employees, and the employees then use our courses with individual accounts. In addition to features available to individual users on our platform, we also regularly send employees’ detailed and personalized learning reports to our corporate customers, including hours studied and test scores, enabling our corporate customers to easily track the progress of their employees. Corporate customers can also use our platform to organize English fluency contests for their employees.
In May 2021, we launched our “Enterprise Liulishuo” app, aiming to provide enterprise learning services across different industries in their global expansion. We developed customized solutions and professional talent training systems tailored to specific industries including different courseware and vocabularies for different working scenarios. In addition, the “Enterprise Liulishuo” app provides human resource management tools to help enterprise to monitor the training program. With the exploitation of “Enterprise Liulishuo”, we can conduct in-depth
cooperation with companies across different industries, provide more professional and differentiated services, enter into various target markets and implement our differentiation strategy.
Our New Initiatives
Technological Developments
Robotic AI conversational coach (Alix)
In April 2021, we launched our proprietary AI conversational coach “Alix,” a product demonstrating a leap forward in
AI-powered
language learning technology. Alix is powered by a full-duplex voice interaction system with our build-in
full-stack
in-house-developed
AI technologies, including automatic speech recognition, spoken language assessment, text-to-speech,
natural language understanding and generation, dialogue management, among others, which has received a variety of positive feedbacks by our users thus far. As of December 31, 2021, Alix has talked with over 800,000 users for more than 356,000 hours on a cumulative basis, with an average conversation time of over 12 minutes per session. Moreover, the overall rating for Alix from our paid users was 4.7 out of 5, with over 80% of them giving a
5-star
rating. Alix is also easily adaptable that enables it to be applied to many scenarios seamlessly, which can be introduced as a standalone product or integrated into other products.
New generation of DongNi English A+
The new generation of our core course, DongNi English A+, is powered by our adaptive learning system that not only supports traditional macro-adaptivity (which refers to adaptive presentation and adaptive navigation on the level of learning objects) but also micro-adaptivity such as personalized interventions and scaffoldings within a learning objective. In 2021, we have launched hundreds of A/B tests of the adaptive learning algorithms, and the optimization of the underlying reinforcement learning algorithm improves the personalized learning experience and in turn improves the renewal rate of our paying users by an overall 12% as a result.
Business Strategies
Global Expansion
We have been implementing our global expansion of our strategic direction since 2020, primarily through our overseas mobile app, “LingoChamp,” which is a localized and comprehensive language learning product focusing on AI learning based on our powerful AI technology from DongNi English and live sessions with human teachers. Different from the domestic business model that is partially dependent on Weixin group in user management, LingoChamp adopts a lighter monetization model of content subscription.

We adopt a hybrid expansion strategy in overseas markets, targeting to capture both the individual users (B2C) and other businesses (B2B). Such strategy allows our global expansion and our overseas business to be more proactive and flexible. As for our overseas B2C business, we had a total of 965,000 cumulative overseas registered users as of December 31, 2021 with an average usage time of more than 30 minutes a day. LingoChamp achieved gross billings of US$3.6 million in 2021, which are ten times the total gross billings for LingoChamp in 2020. At present, our registered and subscribed users of “LingoChamp” are mainly from the Asia Pacific region (especially the Japanese market). As for our B2B business, we collaborate with local promoters to penetrate our English training solutions with our content and products into schools and government agencies in South America in the form of SaaS (software as a service).
In 2022, we will continue to drive our growth through our products, contents and technologies, taking content subscription as our core overseas business model, and continuously improve the competitiveness and value of our products. First, we will keep on improving the product experience of our English AI courses, our monetization capabilities and operational efficiency in order to compete effectively with our competitors in overseas markets. Second, in addition to the English AI courses, we will speed up the research and development of AI courses in other languages. In the first half of 2022, we plan to launch our Spanish AI courses to penetrate into the European and the U.S. markets. Third, we will continue to invest in the research, development and operation of our live chat community to provide users with efficient and interactive language practice scenarios. Fourth, we will continue to offer our products, content and technologies in the form of SaaS to increase the proportion of the revenues from our B2B business.
B2G Business
We are also exploring collaboration opportunities with the local governments and schools. Although the after-school tutoring of
K-9
education has been significantly reduced since July 2021 due to the Double Alleviating Opinion, there were also new initiatives and opportunities regarding digitalization in
K-9
education, both on campus and in the classrooms. We have initiated several projects through Shanghai Liulishuo, such as the development of self-adaptive English learning systems for elementary schools, the development of bilingual reading platform and content, and the production of English-learning content for public schools. We were also invited by the local governments to build AI platforms aiming to assist teachers in preparing interactive lectures, enabling in-classroom
digital formative-assessment of each student, and generating personalized homework assignment features. With the support from the local governments, our platform and products are now being introduced in hundreds of public schools. Besides, we also collaborated with other independent third parties for certain projects. For example, in August 2021, Shanghai Xiuyue Education Technology Co., Ltd., a joint venture that we hold 40% equity interest through Shanghai Liulishuo, was established under the laws of China, through which we will carry out projects in collaboration with independent business partners.
In collaboration with the Shanghai Municipal Committee of Science and Technology, we
co-developed
a Key Laboratory of Learning and Cognitive Artificial Intelligence of Shanghai. This laboratory project aims to innovate and achieve advancement in artificial intelligence and learning science to be applied to the next-generation smart education. Leveraging AI technologies, we target to rollout universal yet personalized education, research the nature and mechanism of learning science and brain cognition. Equipped with efficient content development, our goal is to better integrate AI technologies with consent to achieve efficient education and to make studying and learning switch direction from empiricism to science.
Non-language
Business
We have been actively exploring business opportunities to apply our capabilities to non-language
aspects. We endeavor to expand the applications of our adaptive assessment and multimodal interaction technological capabilities to more comprehensive commercial scenarios. For example, we established strategic collaboration with companies providing musical instruction sparring services, enabling the sparring services to evolve from human-driven to “human+AI” driven. In light of the regulatory-oriented focus on vocational training and lifelong learning momentum, we are also exploring opportunities with top-tier
business schools in China, aiming to turn profound financing knowledge into easily understandable finance courses for mass population leveraging our content creation capabilities. Utilizing our well-experimented technological capabilities accumulated from our language-related business, we believe we are well-positioned to penetrate into the non-language
business aspects and capture the market potentials.
Our Users and Customers
As of December 31, 2021, we had 210.2 million cumulative registered users for our domestic English learning business. We have experienced a downturn of user acquisition for the year ended December 31, 2021, primarily attributable to our stringent cost control in user acquisition expenditures. The number of our average MAUs for our domestic English learning business was 10.0 million in 2019, 5.6 million in 2020 and 2.8 million in 2021. The number of paying users for our domestic English learning business who purchased courses and services on our platform was approximately 3.0 million in 2019, approximately 2.4 million in 2020 and approximately 1.1 million in 2021. The decrease in our domestic English learning paying users was primarily attributable to our stringent cost control in user acquisition expenditures. Based on the information provided by our domestic English learning active users as of December 31, 2021, approximately 30.7% of those users are college students, and 38.3% are employed or working as freelancers. More than 98.5% of our domestic English learning users are located in China, and the remainder are located in foreign countries.

As of December 31, 2021, we had a total of 965,000 cumulative overseas registered users for our overseas B2C business with an average usage time of more than 30 minutes a day. Currently, our registered and subscribed users of “LingoChamp” are mainly from the Asia Pacific region. As for our overseas B2B business, we mainly collaborate local promoters to penetrate into schools and government agencies in South America.
We primarily collaborate with public schools and the municipal government of Shanghai, including a variety of municipal authorities, for our B2G business.
As of December 31, 2021, we had more than 1,400 corporate customers for our enterprise service, primarily in finance, automobile, pharmaceutical and electrical industries, which also included leading Chinese and global companies.
Our Learning Community
OSAs and Study Groups
Our OSAs are full-time employees who are typically college graduates with good command of English and good communication skills. They play an important role in our sales and marketing efforts by making personalized recommendations to users on extending their courses or purchasing additional products and services from us. We had over 240 OSAs as of December 31, 2021.
Our OSAs also manage our Weixin-based study groups, which users of our products and mobile apps can join. They help motivate users and monitor their progress, and respond to users’ queries through the study groups they manage. Users can also interact with one another in these Weixin-based groups. As of December 31, 2021, we had over 175,000 users in our over 2,130 Weixin groups.
Our OSAs and study groups help maintain the human touch that keeps users disciplined and improves learning outcomes. To enhance our OSAs’ efficiency, we also apply our proprietary AI technologies to automate certain aspects of their work.
Our Pricing Model
On our “English Liulishuo” app, our freemium model allows us to attract users with free services and convert them into paying users. Individual users can access a number of our courses and services for free, including free courses for leisure learning and the Vocabulary Notebook. We convert non-paying
users to paying users through a variety of means, primarily through the Weixin groups we managed. For example, after users have taken a free course or a placement test, we will provide a three-day
free trial to our users, our OSAs will motivate users and monitor their progress, and our app prompts personalized suggestions on how users can improve their English skills with links to our paid courses.
On our overseas mobile app, “LingoChamp,” which is a localized and comprehensive language learning product focusing on AI learning based on our powerful AI technology from DongNi English and live sessions with human teachers. Different from the domestic business model that is partially dependent on Weixin group in user management, LingoChamp adopts a lighter monetization model of content subscription.
The following table sets forth the main fee scales of paid courses and services on our mobile apps. We also selectively offer performance-based or behavior-based refunds to motivate our users. For example, users who have purchased
6-month
access can get a refund by reaching a certain level within six months. Users who take our courses for a certain number of consecutive days can also get a refund. We also offer promotional activities for corporate customers purchasing our courses for their employees at a discounted price.

	DongNi English (standard subscription)	DongNi English A+ (standard subscription)	DongNi Select (premium services)	Authentic Pronunciation	LiuLi Reading	Kids Course (1)	LingoChamp
Fee Scale	• RMB499 for 180-day access • up to RMB998 for 12-month access	• RMB698 for 180-day access • up to RMB1,298 for 12-month access	• RMB4,399 for 12-month access • RMB8,980 for 12-month access	• RMB499 for 180-day access • up to RMB2,488 for 12-month access	• RMB199 for 100-day access • RMB488 for 180-day access • RMB599 for 12-month access	• RMB998 for 12-month access to Phonics Courses • RMB2,198 for 12-month access to AIX courses • RMB3,898 for 24-month access to AIX courses • RMB5,298 for 36-month access to AIX courses	• US$24.99 for 1-month subscription • US$124.99 for 6-month subscription • US$164.99 for 12-month subscription

Note:
(1)
The fee scale for Kids Course represented the one for the year ended December 31, 2021 to the extent we operated the
K-12
business in 2021. In light of the Double Alleviating Opinions, we ceased offering the Kids Course from January 1, 2022. We granted Yangpu Liuli, a private non-profit
institution that holds a private school operating permit established under the laws of China by our three founders with their personal donations as registered capital, the right to utilize and operate “Kids Liulishuo.” Yangpu Liuli has gradually resumed the operations of Kids Liulishuo and started to offer Kids Courses in the first quarter of 2022 for which Yangpu Liuli records all the revenues generated from operating Kids Liulishuo. In order for Yangpu Liuli to operate Kids Liulishuo, we, through Shanghai Liulishuo, entered into a software licensing agreement and service agreement with Yangpu Liuli, pursuant to which we will charge Yangpu Liuli a portion of its revenues on a monthly basis as our royalty fees for the licensing of “Kids Liulishuo” and our service fees for the provision of administrative supporting services, including legal, human resources, financial and managerial supporting services by us to Yangpu Liuli.

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

In 2021, we made a variety of explorations in our learning content development and management efforts, integrating our content development capabilities with artificial intelligence. Taking “Alix,” our proprietary AI conversational coach, as an example, we made optimization in the following aspects:

•
in terms of the capability to understand users’ intent, we optimized our speech, natural language understanding, natural language processing and dialogue management modules, allowing us to better understand our users;

•
in terms of the education quality improvement, we not only made major adjustments to the learning content, and also optimized the correction mechanism (e.g. pronunciation correction and grammar error correction) for common mistakes of our users, which is designed to reflect the weak points of our users;

•
in terms of the flexibility of the dialogue, we added more self-adaptive strategies to the learning content and introduced casual talk dialogue into our main courses to encourage our users to express themselves as much as possible; and

•
in terms of user experience enhancement, we reduced the latency of various services of ours and made specific optimizations to common errors in full-duplex mode, so as to minimize the impairment to user experience caused by such errors and service delays.

As of December 31, 2021, we had a dedicated content development team of 52 employees. In addition to the content we developed in-house,
we also license quality content with reputable third-party content providers. Leveraging our proprietary algorithm and online human-machine interaction infrastructure, our content development team will explore the possibility of developing interactive learning content in other language (e.g. Spanish, German, French, South Korean and Japanese), learning content targeting college students. With the learning content that we developed in-house,
we aims to improve the learning efficiency and keep our users entertained utilizing the capabilities of our algorithms and platform.
Our Technologies
Artificial Intelligence
Speech recognition
We have developed our speech recognition engine based on deep learning technology to automatically convert spoken speech into text. It supports English and six other languages. We have a huge and growing corpus of audio recordings of learners speaking English as a second language, covering a broad range of accents and proficiency levels. The corpus continually trains and improves the accuracy of our speech recognition engine, which further enables our other AI applications such as auto-scoring and feedback and spoken dialog system.
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
Content analysis and generation
We have developed deep learning algorithms that can automatically generate multi-media (audio, picture, and etc.) and interactive (multiple-choice questions, cloze exercises and etc.) content. For instance, we have developed proprietary text-to-speech
technology that can generate high fidelity native English speech with low-latency,
enabling real-time voice interaction between AI and the users.

Multimodal
human-AI
interaction
Technologies have been developed and integrated to enable interactions between human and AI tutor via speech, touch, facial expression and other modalities. For instance, our proprietary AI conversational coach “Alix” interacts with learners using both graphic user interface and duplex voice interactions. The average conversation time between Alix and a user is over 12 minutes per session.
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
Technology Infrastructure
We have a scalable infrastructure that can support a large active mobile user base. Our users utilize our services by sending dynamic requests through their mobile apps. They typically generate peak traffic in evenings, which subsides after midnight. We utilize third-party cloud computing providers, such as Alibaba Cloud and Amazon Web Services, as well as our self-developed tools that are customized to better serve our needs. Such elastic infrastructure scales up and down our back-end
capabilities according to our real-time traffic load.
Intellectual Property
We seek to protect our technology, including our proprietary AI technology and technology infrastructure, through a combination of copyrights, patents, trademarks, trade secrets and confidentiality agreements. As of March 31, 2022, we have registered approximately 110 software copyrights, over 280 written work copyrights, over 140 patents and over 940 trademarks in China. We intend to protect our technology and proprietary rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts are successful, we may incur significant costs in defending our rights. From time to time, third parties may initiate litigations against us, alleging infringement of their proprietary rights or declaring their non-infringement
of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may fail to protect our intellectual property rights effectively, or may face intellectual property infringement claims and other claims of third-party rights, which may be expensive to defend and may disrupt our business and operations.” In addition, we have entered into intellectual property licensing agreements with third-party content providers, including royalty agreements with Lance Knowles pursuant to which we have obtained rights to publish certain content developed by Lance Knowles through our mobile apps.
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
one of China’s most influential technology conferences. Our Authentic Pronunciation course was named on the list of “Top 30 AI Cases in 2019” by CSDN, one of China’s largest internet forums on technology. In June 2020, we were awarded the “2020 China Golden Fingertips—Best Online Education App” at a technology conference hosted by iMedia Research, the leading data mining and analysis institution for new economy industry. In addition, we were named as the “Top 20 Chinese AI+ Education Enterprises” at the 2020 World Artificial Intelligence Conference, one of the most highly recognized events in the AI industry. Moreover, we were named as the “Top 50 Online New Economy (Shanghai).” In 2021, we and Yangpu Post Doctorate Innovative Practice Office
co-established
“Yangpu Post Doctorate Innovative Practice Centre.” The purpose of the Yangpu Post Doctorate Innovative Practice Centre is to focus on the psychological characteristics of learners, such as personality and emotions, and integrate the individual differences of learners’ behavior with AI technologies. The research is intended to potentially reduce the drop-out
rate for online education on one hand and recommend appropriate learning resources to learners based on how well the learners master the knowledge, so as to build a more effective personalized model for English learning and realize English education in a personalized manner.

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
Smart Cloud Classroom
In June 2016, we provided a series of AI English courses for free to a welfare school in a remote rural area in northwest China that provides free education to orphans. After one year of study, the average score of students’ High School Entrance Examination on English subject has significantly improved. 27% of the students improved one level on our “English Liulishuo” app. From 2017 to 2021, we continued the Smart Cloud Classroom project across the country, supporting more than 24,000 students in 118 schools as of March 31, 2022.
Rural Teachers Support Plan
We have provided online AI English courses to rural teachers for free to help them improve their teaching skills. In July 2017, the first recruited group of nearly 100 village teachers started their studies. The Rural Teachers Support Plan has provided online AI English courses to over 8,800 rural teachers as of March 31, 2022. In addition to the AI English courses, we also invited teaching experts to give rural teachers offline training sessions.
AI Empowering Program
Cooperating with nonprofit organizations, we started our AI Empowering Program to provide free English courses to college students in need in 2018. As of March 31, 2022, the program has provided courses to over 4,800 students from about 600 universities across China.
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
Regulation Related to Online Services
Regulation Related to Foreign Investment Restrictions
Investments in China by foreign investors and foreign-invested enterprises were previously regulated by the Catalogue of Industries for Guiding Foreign Investment, repealed by the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which was promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce on December 27, 2021 and became effective on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), or the Encouraging Catalogue, which was promulgated by the NDRC, and the Ministry of Commerce on December 27, 2020, and became effective on January 27, 2021. Pursuant to the Encouraging Catalogue and the 2021 Negative List, foreign investments are categorized as encouraged, restricted and prohibited. Foreign investments that are not listed in the 2021 Negative List or Encouraging Catalogue are permitted categories. According to the 2021 Negative List, foreign investors are prohibited from holding more than 50% of equity interests in an enterprise which provides value-added telecommunications services (except for
e-commerce
business, domestic multi-party communications services, store and forward services and call center services).
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
In light of the above restrictions and requirements, we conduct our value-added telecommunications businesses through the VIE, Shanghai Liulishuo.
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
The Foreign Investment Law grants national treatment to foreign invested entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the 2021 Negative List. The Foreign Investment Law provides that foreign invested entities operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.
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
On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, or the New Implementation Regulations, which came into effect on January 1, 2020. The New Implementation Regulations require that foreign-invested enterprises and domestic enterprises shall be treated equally with respect to policy making and implementation, and provide more detailed measures to strengthen the protection, promotion and administration of foreign investments in China. Pursuant to the New Implementation Regulations, the Ministry of Commerce and NDRC shall jointly promulgate the negative list. The 2021 Negative List was jointly promulgated by the Ministry of Commerce and NDRC on December 27, 2021, which became effective on January 1, 2022. In addition, the New Implementation Regulations provide that existing foreign-invested enterprises may adjust their organizational forms and institutions pursuant to PRC Company Law or PRC Partnership Law and amend their registrations accordingly within five years after the effectiveness of the Foreign Investment Law. If the existing foreign-invested enterprises fail to change their original organizational forms and institutions as of January 1, 2025, the competent market regulation departments will not process other registration matters for these enterprises, and may disclose relevant corporate information to the public.
On December 30, 2019, the Ministry of Commerce and the SAMR (formerly known as State Administration for Industry and Commerce, or the SAIC) jointly promulgated the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Reporting Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. The Foreign Investment Reporting Measures establish an online reporting system for foreign investment instead of the previous requirement of the Ministry of Commerce filing and/or approval procedures. Pursuant to the Foreign Investment Reporting Measures, for foreign investors carrying out investment activities directly or indirectly within the mainland China, foreign investors or foreign-invested enterprises shall submit investment information for establishments, modifications and dissolution and annual reports of the foreign-invested enterprises on the online system.
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
Capital into the Cultural Industry. On July 6, 2005, five PRC governmental authorities, including the SAPPRFT, jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector. According to these regulations, non-state-owned
capital and foreign investors are not allowed to engage in the business of transmitting audio-visual programs through information networks. However, the Audio-Visual Measures was repealed according to the Administrative Provisions on Audio-Visual Program Service through Special Network and Directed Transmission that was promulgated by the SAPPRFT on April 25, 2016, effective as of June 1, 2016, which was further amended on March 23, 2021.
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
Regulation Related to Internet Culture Activities
On February 17, 2011, the Ministry of Culture, or MOC (currently known as the Ministry of Culture and Tourism), promulgated the Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which became effective on April 1, 2011 and was amended on December 15, 2017. The Internet Culture Provisions require ICP services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined in the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users,
such as computers, fixed-line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and comparison of the internet cultural products. In addition, “internet cultural products” is defined in the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products specially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination. On May 14, 2019, the General Office of MOC promulgated the Notice on the Adjustment of the Scope of Internet Culture Business Operating License and Further Standardization of the Approval Work, which provides that online music, online shows and plays, online performances, online works of art, online cartoons, displays and games are the activities that fall in the scope of internet culture business operating license, and further clarifies that educational live streaming activities are not deemed as online performances.

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

On May 28, 2020, the National People’s Congress promulgated the PRC Civil Code, which regulates the legal relationships between private parties. The Civil Code took effect on January 1, 2021. Among other provisions, the Civil Code provides that personal information of individuals is protected under the laws, and the collection, storage, use, processing, transmission, provision and disclosure of personal information shall observe the principles of legitimacy, rightfulness and necessity. On March 12, 2021, the Secretary Bureau of the CAC, the General Office of the MIIT, the General Office of the Ministry of Public Security and the General Office of the SAMR jointly promulgated the Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, which became effective from May 1, 2021. By promulgating the Provisions on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications, the PRC governmental authorities reiterate the principle of necessity in collection of personal information and the restrictions that network operators shall not collect personal information unrelated to the services they provide, and further stipulates that the scope of necessary personal information for education apps is limited to the user’s mobile phone numbers, and the operator of education app shall not refuse to provide the app’s fundamental functions, which is online training, to users who refuse to provide personal information beyond the scope of the necessary personal information.
On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, or the Data Security Law, which took effect in September 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, including but not limited to the collection, storage, use, processing, transmission, provision, and public disclosure of data. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security and imposes export restrictions on certain data and information. Furthermore, the Data Security Law provides that no entity or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with the data stored within the territory of the PRC without the approval of the competent PRC authorities.
On July 30, 2021, the State Council of the PRC promulgated the Provisions on Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. Pursuant to the Provisions on Protection of the Security of Critical Information Infrastructure, critical information infrastructure or the CII shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, which are referred to as the “Protection Departments,” shall be responsible for formulating eligibility criteria and identifying the critical information infrastructure operator, or the CIIO, in the respective industry or sector. The CIIOs shall take the responsibility to protect the CII’s security by performing certain prescribed obligations, including conducting network security test and risk assessment, reporting the assessment results to relevant regulatory authorities.
On August 20, 2021, the SCPNC adopted the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law reiterates the circumstances under which a personal information processor could process personal information and the requirements for such circumstances. The Personal Information Protection Law clarifies the scope of application, the definition of personal information and sensitive personal information, the legal basis of personal information processing and the basic requirements of notice and consent. According to the Personal Information Protection Law, where personal information is processed based on an individual’s consent, such consent shall be voluntarily and explicitly given by the individual on a fully informed basis, and the individual shall have the right to withdraw his or her consent without affecting the effectiveness of personal information processing activities that have been conducted based on his or her consent before. Furthermore, the Personal Information Protection Law clarifies that personal information of minors under the age of fourteen is sensitive information, and such sensitive information may not be processed unless there are specific purposes and sufficient necessity and strict protection measures are taken.
On September 10, 2021, the General office of MOE, together with other five governmental authorities promulgated the Notice on the Conversion of Filing Mechanism to Approval Mechanism regarding Existing Online Academic After-school Tutoring Institutions, which among other things, require online academic after-school tutoring institutions to be in compliance with Cyber Security Law and Data Security Law and to adopt grade three or higher cyber security protection standard. Moreover, the service provider of education app shall establish data protection mechanism with regard to collection, storage, transmission, and use of personal information and education apps operated by online academic after-school tutoring institutions which store personal information of more than one million people shall pass the impact assessment, certification, or compliance audit on personal information protection.

On October 29, 2021, the draft Measures on Security Assessment of Cross-Border Transfer of Data was promulgated by the CAC, which stipulates that data processors shall make self-assessment of the risks before cross-border data transfer, and shall apply for security assessment for cross-border data transfer under certain circumstances. On November 14, 2021, the CAC published for public comment the Regulations on Cyber Data Security Management (Draft for Comments) or the Draft Cyber Data Security Regulations, which applies to activities relating to the use of networks to carry out data processing activities within the territory of the PRC and the requirement of cyber security review, including in case of data processors who process personal information of more than one million people seeking for listing abroad. As of the date of this annual report, there are uncertainties as to whether the draft Measures on Security Assessment of Cross-Border Transfer of Data and the Draft Cyber Data Security Regulations would be further amended, revised or updated and substantial uncertainties exist with respect to the enactment timetable and final content of such drafts.
On November 1, 2021, the MIIT published the Notice on the Implementation of Actions to Improve the Perception of Information and Communication Services, which stipulates that enterprises shall provide a list of personal information collected and a list of personal information shared with third parties, and shall display such lists in the second-level menu of the APP for users’ access (“Dual Lists Obligation”). Furthermore, the Notice on the Implementation of Actions to Improve the Perception of Information and Communication Services requires certain enterprises as enumerated in its schedule to fulfill the Dual Lists Obligation by the end of 2021, but it does not provide a clear deadline for other enterprises.
On December 28, 2021, the CAC published the Revised Measures for Cyber Security Review, or the Revised CAC Measures, which became effective on February 15, 2022 and repeals the Measures for Cyber Security Review promulgated on April 13, 2020. The Revised CAC Measures provides that a CIIO purchasing network products and services, and platform operators carrying out data processing activities, which affect or may affect national security, shall apply for cyber security review and that a platform operator with more than one million users’ personal information aiming to list abroad must apply for cyber security review.
On January 4, 2022, the CAC published the Administrative Provisions on Internet Information Services Algorithm Recommendation, or the Algorithm Recommendation Provisions, which became effective on March 1, 2022. The Algorithm Recommendation Provisions requires that internet information service providers who apply algorithm recommendation technologies to provide users with options to disable algorithmic recommendation services. On September 4, 1991, the SCNPC promulgated the Minors Protection Law, which was latest amended on June 1, 2021. The amended Minors Protection Law requires that information processor must follow the principles of legality, legitimacy and necessity while processing the personal information of minors through the internet, and the information processor must obtain the consent of the parents or the guardians of the minors if processing the person information of minors under the age of fourteen.
Regulation Related to Private Education
The laws and regulations governing foreign investments in private education institutions in China are complex and have been developing. Pursuant to the 2021 Negative List, which is the principal regulation governing foreign investment activities in China, foreign investments in pre-school
education institutions, ordinary senior high schools and institutions of higher education fall within the foreign restricted category (limited to the form of sino-foreign cooperative joint ventures), and foreign investments in compulsory education institutions are prohibited. The 2021 Negative List does not provide specific restrictions on foreign investments in institutions like us that provide English learning products and services to the public, while according to the Double Alleviating Opinions, foreign investors are prohibited from investing in after-school tutoring institutions providing tutoring service related to academic subjects of compulsory education stage through mergers and acquisitions, entrustment, franchise and variable interest entities. Besides, pursuant to the PRC Regulations on Sino-foreign Cooperative Education (2019 Revision) and other education-related laws and regulations in China, foreign education institutions and other foreign organizations or individuals may not by themselves alone establish schools or other education institutions within China which mainly enroll Chinese citizens, and sino-foreign cooperative education institutions shall have corresponding qualifications and relatively high education quality.
Education Law of China
On March 18, 1995, the PRC National People’s Congress promulgated the PRC Education Law, or the Education Law, which was further amended on December 27, 2015 and April 29, 2021. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations. It is provided in the Education Law that no school or any other educational institution founded with governmental funds or donated assets shall be established for commercial purposes.
The Law for Promoting Private Education and its Implementing Rules
On December 28, 2002, the SCNPC promulgated the Law for Promoting Private Education, or the Private Education Law which was last amended on December 29, 2018. On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education or the PE Implementation Rules, which became effective on April 1, 2004, and was last amended on September 7, 2021. The Private Education Law and the PE Implementation Rules provide rules for social organizations or individuals, other than state-owned entities, to establish schools or other educational organizations using non-government
funds in China, such schools or educational organizations established using non-government
funds are referred to as “private schools.”

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
Non-profit
private school shall be registered with the Ministry of Civil Affairs, or MCA, or its local counterparts as a private non-enterprise
institution while
for-profit
private school may be registered with SAMR or its local counterparts as a company. Nonetheless, for-profit
private schools that are engaged in compulsory education are not allowed. Furthermore, the amended PE Implementation Rules provides that private school engaging in online education activities using internet technology shall obtain private school operating permit and comply with administration rules and regulations on internet.
On December 30, 2016, the MOE, the SAIC and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of
For-profit
Private Schools. Pursuant such rules, the establishment, division, merger and other material changes of a for-profit
private school shall first be approved by the education authorities or the authorities in charge of labor and social welfare, and then be registered with the competent branch of SAIC. In addition, it also provides that for-profit
private tutoring institutions shall be analogically governed by these Implementation Rules on the Supervision and Administration of
For-profit
Private Schools.
On August 31, 2017, SAIC and MOE jointly promulgated the Notice of the State Administration for Industry and Commerce and the Ministry of Education on the Work Concerning the Administration of the Name Registration for
For-profit
Private Schools, which came into effect on September 1, 2017. Such notice provides that the industry expression in the name of the private culture education institutions shall typically include “tutoring school /center,” such as “curriculum tutoring school/center,” “extra-class education school/center,” “self-learning school/center,” “tutorship school/center,” “extra tutoring for examinations school/center” and “extra tutoring school/center” and such industry expression is allowed to embody the disciplines and characteristics of such education institution, such as “English tutoring school.”
Regulation Related to After-school Tutoring
On February 13, 2018, the MOE, the MCA, the Ministry of Human Resources and Social Security and the SAMR jointly promulgated the Circular on Alleviating After-school Burden on Primary and Secondary School Students and Implementing Governance Actions on After-School Tutoring Institutions or the Circular on Alleviating After-school Burden, pursuant to which the government authorities carry out a series of governance actions with regard to after-school tutoring institutions targeting primary and secondary school students, or the AST Institutions and order AST Institutions with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Moreover, the Circular on Alleviating After-school Burden requires that: (i) AST Institutions must file with the local education authorities and publicly disclose the classes, courses, target students, class hours and other information relating to their academic tutoring courses (primarily including courses on Chinese and mathematics); (ii) AST Institutions are prohibited from providing academic tutoring services beyond the scope or above the level of school textbooks, or organizing any academic competitions or level tests for students of primary and secondary schools and (iii) primary and secondary schools may not take into consideration of the student’s performance in the AST Institutions as one of the admission criteria.
In August 2018, the State Council issued the Opinion on the Regulation of the Development of After-School Tutoring Institutions or the New Opinion, which primarily regulates AST Institutions targeting primary and secondary school students. The New Opinion reiterates the requirement under the Circular on Alleviating After-school Burden that AST Institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements; for example, AST Institutions are required to (i) have a fixed tutoring premise that conforms to specified safety criteria, with an average area per student of no less than 3 square meters during the applicable tutoring period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire any teachers who are working concurrently in primary or secondary schools. AST Institutions are prohibited from carrying out exam-oriented tutoring, tutoring that goes beyond the school syllabus, tutoring in advance of the corresponding school schedule and any tutoring activities associated with student admission. The tutoring content of AST Institutions is not to exceed the corresponding national curricular standards and tutoring progress is not to be more accelerated than the corresponding progress of local schools. According to the New Opinion, AST Institutions are also required to disclose relevant information regarding the institution, including their tutoring content, schedule, targeted students and school schedule to the relevant education authority, and their tutoring classes must end before 20:30 each day. Tuition can only be collected for courses in three months or a shorter installment. Additionally, the New Opinion requests that competent local authorities formulate relevant local standards for AST Institutions within their administrative area. On December 28, 2018, nine PRC governmental authorities, including the MOE, jointly promulgated the Notice on Measures for Alleviating the Burdens on primary and secondary school students, which reiterates the above requirements.

The General Office of the MOE enacted the Notice of Strengthening the Administration of School Homework in Compulsory Education Stage on April 8, 2021, which requires that the local government shall implement prohibition measures on leaving homework as an important part of the daily supervision on AST Institutions in accordance with relevant regulations and requires that AST Institutions shall not leave homework to primary and secondary school students.
On September 4, 1991 the SCNPC promulgated the Minors Protection Law, which was last amended on June 1, 2021. The amended Minors Protection Law requires that schools shall not engage in supplemental tutoring during holidays, weekends and school breaks to minors in compulsory education stage and pre-school
stage and AST Institutions shall not provide tutoring services on primary school curriculums to minors in pre-school
stage.
On July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which provides high-level polices related to requirements and restrictions on AST Institutions, especially that: (i) no new approvals shall be granted to AST Institutions providing tutoring service related to academic subjects in compulsory education stage, or Academic AST Institutions; (ii) existing Academic AST Institutions are required to convert themselves into non-profit
institutions; (iii) an approval mechanism will be adopted with regard to the existing online Academic AST Institutions which previously filed with competent authorities; (iv) Academic AST Institutions are prohibited from raising funds through publicly listing or other capitalization operations; (v) listed companies are prohibited from investing in Academic AST Institution or purchase Academic AST Institutions’ assets by means of issuance of shares or by cash; (vi) foreign investors are prohibited from investing in Academic AST Institutions through mergers and acquisitions, entrustment, franchise and variable interest entities. Furthermore, any existing behaviors in violation of the above restrictions are required to be rectified. In addition, The Double Alleviating Opinions further provides that no approvals will be granted to AST Institutions providing academic subjects tutoring service to pre-school
children (i.e. children from three to six years old) and ordinary senior high school students, that any online and offline tutoring service provided to pre-school
children is strictly prohibited and that the administration in connection with Academic AST Institution targeting ordinary senior high school students shall be carried out by reference to the requirements and restrictions under the Double Alleviating Opinions.
In addition, the Double Alleviating Opinions also provide a series of restrictions in connection with the operation of Academic AST Institutions, especially that: (i) a filing and inspection system and administration rules shall be adopted in connection with the training content provided and tutoring materials used by Academic AST Institutions and providing foreign training courses is prohibited; (ii) Academic AST Institutions shall not provide tutoring service during public holidays, weekends and school breaks; (iii) Academic AST Institutions shall not solicit teachers who works in the schools by making high salary commitment and staffs engaging in academic AST service must obtain teacher qualification certificates, and copies of such qualifications must be prominently displayed on Academic AST Institutions’ premises and website; (iv) Academic AST Institutions shall not disclose the parents’ and students’ personal information; (v) Academic AST Institutions shall adopt tuition standard based on market demands, costs and other factors and disclose such tuition standards for the public’s supervision; (vi) Academic AST Institutions shall adopt the form of service contract for after-school tutoring services provided to primary and secondary school students as formulated by governmental authorities; (vii) online after-school tutoring service shall not be provided after 21:00 each day with each lesson’s length of no more than thirty minutes and each lesson break’s length of no less than ten minutes; and (viii) the employment of foreign teachers shall be in compliance with relevant rules and regulations and employment of foreign teachers outside the PRC is prohibited. On August 24, 2021, Shanghai Municipal Education Commission promulgated the Implementation Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education Stage, which reiterates the requirements and restrictions under the Double Alleviating Opinions and provides several implementation rules applicable to AST Institutions in Shanghai.
Following the promulgation of the Double Alleviating Opinions, government authorities including the MOE and their corresponding local counterparts issued a series rules and regulations to implement the Double Alleviating Opinions:

•	Regulations related to classification of academic subjects and non-academic subjects in compulsory education stage
On July 28, 2021, the General Office of the MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and
Non-academic
Subjects with respect to After-School Tutoring Services in Compulsory Education Stage, which categorizes English tutoring services involving contents of courses contained in national curriculum standards as tutoring services on academic subjects.
On September 3, 2021, the General Office of MOE promulgated the Notice on Investigating and Handling of Disguised Academic After-School Tutoring Service which reiterates the requirements and restrictions under the Double Alleviating Opinions and further provides that the local government authorities shall identify disguised academic after-school tutoring services and impose penalties on illegal academic after-school tutoring services under the guise of summer camp, crowdfunded private teacher and etc.

On November 8, 2021, the General Office of MOE promulgated the Guide for Classification of After-School Tutoring Programs in Compulsory Education Stage or the AST Classification Guide. The AST Classification Guide requires provincial counterparts of the MOE to establish classification guidance system and expert identification system with regard to the scope of academic subject and non-academic
subjects and proposes to adopt tutoring objectives, tutoring content, tutoring methods and tutoring evaluation methods as the factors in identification.

•	Regulations related to the registration and conversion of existing Academic AST Institutions
On August 24, 2021, the General Office of the MCA issued the Notice on Further Strengthening the Registration Administration of After-School Tutoring Institutions, which requires local counterparts of the MCA to promote the registration and administration of Academic AST Institutions in accordance with the Double Alleviating Opinions and the local counterparts of the MCA shall no longer grant approvals to any new AST Institutions providing service to pre-school
children, and primary school and secondary school students.
On August 30, 2021, the General Office of MOE, together with the General Office of MCA and the General Office of SAMR issued the Notice on the Unified Registration of Academic After-School Tutoring Institutions in Compulsory Education Stage as
Non-profit
Institutions, which requires that: (i) existing
for-profit
Academic AST Institutions shall conduct
de-registration
procedure as
for-profit
entities and either stop providing academic AST service or covert themselves into a non-profit
institutions through registration process with local counterparts of the MCA; and (ii) the ICP license held by existing online for-profit
Academic AST Institutions who fail to rectify or to obtain approval as a non-profit
institution shall be cancelled and such institutions shall be prohibited from online tutoring activities.
On September 10, 2021, the General Office of MOE, together with five other governmental authorities promulgated the Notice on the Conversion of Filing Mechanism to Approval Mechanism regarding Existing Online Academic AST Institutions, which reiterates that an approval mechanism will be adopted with regard to the existing online Academic AST Institutions which previously filed with competent authorities and requires all existing online Academic AST Institutions shall convert themselves into non-profit
institutions by registration with local counterparts of the MCA by the end of 2021.

•	Regulation related to tuitions and costs
On September 2, 2021, the NDRC, the MOE and the SAMR jointly promulgated the Notice on Strengthening the Supervision of Tuitions regarding Academic After-School Tutoring in Compulsory Education Stage, or the Notice on AST Tuitions. The Notice on AST Tuitions requires that the tutoring tuitions charged by Academic AST Institutions shall be subject to government guidance price standard and local government authorities shall formulate applicable base tuition standard and permitted fluctuation rate range, which shall be no more than ten percent in case of an upward fluctuation. Furthermore, the Notice on AST Tuitions requires strict control with regard to the costs incurred by Academic AST Institutions, especially that the average salary of any Academic AST Institution’s staffs may not be higher than the average salary of the staffs hired by urban non-private
entities in the local education sector as released by the statistics authorities and that the promotion costs shall be no more than three percent of the tutoring service revenues generated by the Academic AST Institution. Nonetheless, as of the date of this annual report, no implementation rules have been promulgated to identify the scope of promotion costs. Besides, the Notice on AST Tuitions also requires the Academic AST Institutions to disclose the tuition standards to the public and file information such as tuition standard, and revenue and profits generated and costs incurred in previous year to the local education authorities by the end of the June every year.
On October 21, 2021, the General Office of MOE, together with five other governmental authorities, jointly promulgated the Notice on Strengthening the Supervision on Tuitions
Pre-Charged
by After-School Tutoring Institutions, which reiterates the tuitions charged by AST Institutions shall be subject to government guidance price standard and Academic AST Institutions shall prominently display the tuition standard on the Academic AST Institutions’ premises and website. Besides, the tuitions pre-charged
by AST Institutions shall be deposited in an escrow account under the supervision of the bank and AST Institutions shall not pre-charge
tuitions which cover training terms more than six months or more than sixty classes.
On December 31, 2021 the local counterpart of NDRC and MOE in Shanghai promulgated the Notice on Matters Concerning the Tuitions regarding Academic After-School Tutoring in Compulsory Education in Shanghai, or the Notice on AST Tutoring Tuitions in Shanghai, which became effective on February 17, 2022. The Notice on AST Tuitions in Shanghai further requires that the base tuition standard applicable to Academic AST Institutions in Shanghai shall be RMB twenty yuan per student for each lesson lasting for thirty minutes and Academic AST Institutions shall have discretion to apply for an upward fluctuation rate no more than ten percent with regard to the base tuition standard.

•	Regulation related to adoption of form contract
On June 10, 2020, the General Office of MOE and the General Office of SAMR promulgated the Notice on Issuing the Form of Service Contract for After-School Tutoring Service Provided to Primary and Secondary School Students or the Notice on Form Contract, which requires the local competent regulatory authorities to guide the relevant parties to use the form service contract for after-school tutoring activities provided to primary and secondary school students (or the Form Service Contract). The Form Service Contract covers the obligations and rights of parties involved in the after-school tutoring services, including detailed provisions on tutoring tuitions, refund arrangement and default liabilities. For the purpose of implementing the Double Alleviating Opinions, on September 27, 2021, the General Office of MOE and the General Office of SAMR amended the content of the Form Service Contract. On October 21, 2021, the General Office of MOE, together with five other governmental authorities, jointly promulgated the Notice on Strengthening the Supervision on Tutoring Tuitions
Pre-Charged
by After-School Tutoring Institutions, which requires that AST Institutions shall use the Form Service Contract in business operation.

•	Regulation related to tutoring materials and personnel
On August 25, 2021, the General Office of MOE published the Measures for the Administration of After-School Tutoring Materials for Primary and Secondary School Students (For Trial Implementation), which provides that Academic Tutoring institutions shall conduct internal reviews regarding the tutoring materials used and file such materials to the competent education authorities for external review, and that Academic Tutoring institutions shall keep all tutoring materials for further review with a retention period for no less than three years after the tutoring materials been used.
On September 9, 2021, the General Office of MOE, together with the General Office of Ministry of Human Resources and Social Security, issued the Measures for the Administration of Employees of After-School Tutoring Institutions (for Trial Implementation), which provides that the teachers and curricular design staff hired by Academic AST Institutions must obtain teacher qualification certificate and the in-service
teachers in primary and secondary schools and kindergartens are not permitted to be employed as Academic AST Institutions’ teachers or curricular design staff. Furthermore, Academic AST Institutions shall prominently display the basic information, teacher qualification certificates, teaching experience and other information of the hired teachers and curricular design staffs on the Academic AST Institutions’ premises and website, and file such information with competent authorities in a timely manner.
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
In December 2017, Shanghai Municipal Government promulgated the Management Methods of Classified Registration of Private Schools, the Setting Standards for Private Tutoring Institutions of Shanghai, the Management Measures for the
For-profit
Private Tutoring Institutions of Shanghai, and the Management Methods for the
Non-Profit
Private Tutoring Institutions of Shanghai (collectively, the “Shanghai Implementation Regulations”). Pursuant to the Shanghai Implementation Regulations, any management measures and regulations applied to the institutions that provide tutoring services only through internet will be further promulgated separately. On February 24, 2020, Shanghai Municipal Education Commission, together with six other Shanghai authorities, jointly promulgated the Rules of Shanghai for Filings of Online After-School Tutoring, which came into effect on April 1, 2020. Such rules aim at regulating the school-curriculum-related tutoring provided to primary school and secondary school students and require the online tutoring institution providing the school-curriculum-related tutoring service to make filing through the management platform of Shanghai tutoring institutions, in respect to the tutoring class content, tutoring class schedule, recruitment target, operational management and information management in such online tutoring institution and require the online tutoring institution to make subsequent filing of statement of changes and other materials in case of any changes with respect to the filed information.

On November 20, 2018, the General Office of the MOE, the General Office of the SAMR and the General Office of the Ministry of Emergency Management of the PRC, jointly promulgated the Notice on Several Work Mechanisms for Strengthening Special Administration and Rectification of After-School Tutoring Institutions, or the New Notice. The New Notice provides certain requirements relating to the online tutoring services, which mainly include that: (i) the competent authorities shall strengthen the supervision on the online tutoring institution targeting on primary school and secondary school students in accordance with the policies and requirements applied to the offline tutoring institutions, (ii) the online tutoring institution providing the school-curriculum-related tutoring service is required to make filing with the competent authorities in respect to the name of the curriculum-related tutoring class, tutoring class content, recruitment target, tutoring class schedule and tutoring time, and (iii) name, photos, class and qualification number of teachers in such online tutoring institution providing the school-curriculum-related tutoring service shall be disclosed on its website. On July 12, 2019, the MOE, together with other five PRC authorities, joint promulgated the Implementation Opinions on the Regulation of Online After-School Tutoring, which reinstate the filing requirement of online AST Institution and provides that the education authorities at provincial level should review the application documents submitted by online AST Institution and approve the filing applications submitted by qualified tutoring institution and disclose such qualified tutoring institution to the public. In case of any change to the filing information, the online AST Institution will be required to make filing of such updated information.
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
On September 7, 2021 the PRC State Council promulgated Amended PE Implementations Rules, which provides private school engaging in online education activities using internet technology shall obtain private school operating permit and comply with administration rules and regulations on internet.
On July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which among other things requires that: (i) no new approvals shall be granted to Academic AST Institutions, including online Academic AST Institutions ; (ii) all existing Academic AST Institutions, including online Academic AST Institutions are required to convert themselves into non-profit
institutions; (iii) an approval mechanism will be adopted to replace the filing mechanism applicable to online Academic AST Institutions, and all existing online Academic AST Institutions are subject to examination before being granted with private school operating permits. On August 24, 2021, the General Office of the MCA issued the Notice on Further Strengthening the Registration Management of After-School Tutoring Institutions, which reiterates that existing online Academic AST Institutions are required to convert themselves into non-profit
institutions under the Double Alleviating Opinions. On September 10, 2021, the General Office of MOE, together with other five governmental authorities promulgated the Notice on the Conversion of Filing Mechanism to Approval Mechanism regarding Existing Online Academic AST Institutions, which reiterates the requirements to adopt approval mechanism with regard to the existing online Academic AST Institutions previously filed with competent authorities under the Double Alleviating Opinions and further requires that the online AST Institution shall:(i) establish physical offices and tutoring premise within the location where it is registered; (ii) own or lease performance-reliable server within mainland China; (iii) be in compliance with Cyber Security Law and Data Security Law and adopt grade three or higher cyber security protection standard. Moreover, the service provider of education app shall establish data protection mechanism with regard to collection, storage, transmission, and use of personal information and education apps operated by online Academic AST Institutions which store personal information of more than one million people shall pass the impact assessment, certification, or compliance audit on personal information protection.

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
Patents
The SCNPC adopted the Patent Law of the People’s Republic of China in 1984 and amended it in 1992, 2000, 2008 and 2020 respectively. The latest revision in 2020 became effective from June 1, 2021. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention, a ten-year
term for a utility model, and a fifteen-year term for a design, starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.
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
Regulations Related to Anti-Monopoly and Unfair Competition
The Anti-Monopoly Law of PRC promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. On October 23, 2021, the SCNPC published the draft amended Anti-Monopoly Law of PRC for public comment, or the Draft Amended Anti-Monopoly Law, which provides that, among others, business operators should not exclude or limit competition by abusing data, algorithms, technology, capital advantages and platform rules. The Draft Revised Anti-Monopoly Law also requires relevant government authorities to strengthen the examination of concentration of undertakings in areas such as finance, media, science and technology. On February 7, 2021, the Anti-Monopoly Guidelines for Internet Platforms was promulgated by the Antimonopoly Commission of the PRC State Council which specifies certain activities of internet platforms should be identified as monopolistic and concentrations of undertakings involving contractual control structure are subject to anti-monopoly scrutiny as well.

According to the Law of the People’s Republic of China against Unfair Competition, or the Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993 and latest amended on April 23, 2019, operators should not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement of trade secrets, illegitimate premium sale and commercial libel. Any operators who violate the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities will be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators. On April 2021, the State Administration for Market Regulation, or the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to comply with relevant laws and regulations strictly and be subject to public supervision. In addition, many internet companies, including over 30 companies which attended such administrative guidance meeting, are required to conduct a comprehensive self-inspection and make necessary rectification accordingly. The SAMR stated that it will organize and conduct inspections on the companies’ rectification results. If a company is found to conduct illegal activities, more severe penalties are expected to be imposed in accordance with the laws. On August 17, 2021, the SAMR issued the Provisions on Preventing Unfair Online Competition (Draft for Comments), which detailed the implementation of the PRC Unfair Competition Law, including specifying certain online unfair competition behaviors that should be prohibited. As of the date of this annual report, the provisions have not been formally adopted, and due to the lack of further clarification, there are still uncertainties regarding the interpretation and implementation of the provisions.
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
The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007 and effective on August 1, 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the governmental authorities before they can be completed. In addition, on February 3, 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, on August 25, 2011, the Ministry of Commerce promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the Ministry of Commerce Security Review Regulations, which became effective on September 1, 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the Ministry of Commerce Security Review Regulations, the Ministry of Commerce will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If the Ministry of Commerce decides that a specific merger or acquisition is subject to security review, it will submit it to the Inter-Ministerial Panel, an authority established under the Circular 6 led by the NDRC, and the Ministry of Commerce under the leadership of the State Council, to carry out the security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. The Foreign Investment Law, promulgated by the SCNPC on March 15, 2019 and effective from January 1, 2020, reiterates that China establishes a foreign investment security review system to conduct a security review of foreign investment that impacts or may impact the national security. Further, on December 19, 2020, the NDRC and the Ministry of Commerce promulgated the Measures for Security Review of Foreign Investment, or the Foreign Investment Security Review Measures, which took effect on January 18, 2021. Under the Foreign Investment Security Review Measures, foreign investment in certain key areas, including products and services of key information technology and internet, that results in acquiring the actual control of the investee, is required to obtain approval from designated governmental authorities in advance.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, or the Opinions on Security Activities, which calls for the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the State Council issued a draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Provisions, and the CSRC issued a draft Measures for the Record-Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), for public comments. Pursuant to these drafts, PRC domestic companies that seek to directly or indirectly offer and list their securities, including overseas, should file with the CSRC certain required documents. Among the other things, “directly overseas offering and listing by PRC domestic companies” are defined as overseas offering and listing of the securities of PRC companies limited by shares, and “indirectly overseas offering and listing by PRC domestic companies” are defined as overseas offering and listing of the securities of offshore-incorporated companies whose main business operations are in mainland China, based on their onshore equity, assets or similar interests. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, should file with the CSRC for its initial public offering, follow-on
offering, listing of securities in another overseas market, and other equivalent offing activities. Particularly, the issuer should submit the filing with respect to its initial public offering and listing or listing of securities in another overseas market within three business days after submitting the application documents for the foregoing transactions and the issuer should submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Besides, direct or indirect overseas listing of assets of PRC domestic companies by merger and acquisition, share swap, allocation, or other arrangements through one of a series of transactions are also subject to filing with the CSRC. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises.
As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing or listing of securities in another overseas market. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant variable interest entity structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant variable interest entity structures and what relevant domestic laws and regulations are required to be complied with.
On December 27, 2021, the NDRC and the Ministry of Commerce, jointly issued the 2021 Negative List, which became effective on January 1, 2022. Pursuant to the 2021 Negative List, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis
, to the relevant regulations on the domestic securities investments by foreign investors. As the 2021 Negative List is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements.
On April 2, 2022, the CSRC published the amended version of the Provisions on Strengthening the Confidentiality and Archives Administration Related to Overseas Issuance and Listing of Securities (Draft for Comments), or the Draft Amended Provisions on Confidentiality. According to the Draft Amended Provisions on Confidentiality, (i) domestic companies directly or indirectly listed overseas should obtain the approvals from the competent governmental authorities and file with secret administration authorities in advance, if such domestic companies intend to provide or disclose documents or files involving state secrets or government authorities’ secrets to securities companies, securities service providers or offshore regulators, and (ii) such domestic companies must comply with relevant rules and regulations and follow the applicable procedures in case of providing or disclosing documents or files, which may cause negative impacts to national interests or public interests in case of leakage, to securities companies, securities service providers or offshore regulators. Furthermore, the Draft Amended Provisions on Confidentiality provides that the oversea securities regulatory authorities and relevant competent authorities that intend to conduct investigations or inspections on domestic companies in relation to their overseas securities issuance and listing-related activities, will be subject to the cross-border regulatory cooperation mechanism, and the domestic companies involved should file reports to CSRC or competent authorities in advance before cooperating with such investigations or inspections. As of the date of this annual report, the Draft Amended Provisions on Confidentiality was released for public comment only. There are substantial uncertainties as to whether the Draft Amended Provisions on Confidentiality would further amended, revised or updated.

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
Contractual Arrangements with the VIEs and Their Respective Shareholders
The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Yuguan (our WFOE), the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. These contractual arrangements enable us to (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs; and (iii) have an exclusive call option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC law.

Proxy Agreements
.
Pursuant to the proxy agreements among Yuguan, the VIEs and their respective shareholders, each shareholder of the VIEs irrevocably undertakes to appoint a PRC citizen designated by Yuguan as his/its attorney-in-fact
to exercise all of his/its rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, other voting rights pursuant to the then-effective articles of association (subject to the amendments) of the VIEs, and execute relevant equity transfer agreements and other instruments and obtain necessary governmental approval, registration or filing on behalf of the shareholders when the equity interests held by such shareholders are transferred pursuant to the exclusive call option agreements. Each proxy agreement has an initial term of 30 years and shall be automatically renewed unless otherwise notified by our WFOE.
Equity Pledge Agreements.
Pursuant to the equity pledge agreements among Yuguan, the VIEs and their respective shareholders, shareholders of the VIEs shall pledge all of their respective equity interests in the VIEs to Yuguan to guarantee their and the VIEs’ performance of their and the VIEs’ obligations under the exclusive technology service agreements, the proxy agreements, the exclusive call option agreements, the equity pledge agreements and the loan agreement in relation to Mengfan Education. As of the date of this annual report, we have registered the equity pledges for Shanghai Liulishuo, Shanghai Mengfan and Mengfan Education with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or their shareholders of contractual obligations under these agreements, Yuguan, as pledgee, will have the right to dispose of the pledged equity interests in the VIEs. The shareholders of the VIEs also undertake that, during the term of the equity pledge agreement, unless otherwise approved by Yuguan in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.
Spousal Consent Letters.
Pursuant to the spousal consent letters, each of the spouses of the individual shareholders of the VIEs unconditionally and irrevocably agrees that the equity interests in the VIEs held by and registered in the name of her respective spouse will be disposed of pursuant to the relevant equity pledge agreement, the exclusive call option agreement and the proxy agreement, without her consent. In addition, each of them agrees not to assert any rights over the equity interests in the VIEs held by her respective spouse. In addition, in the event that any of them obtains any equity interests in the VIEs held by her respective spouse for any reason, such spouse agrees to be bound by similar obligations and agreed to enter into similar contractual arrangements.
Exclusive Technology Service Agreements.
Pursuant to the exclusive technology service agreements between Yuguan and the VIEs, respectively, Yuguan has the exclusive right to provide to the VIEs services related to, among other things, technology, internet support, operation consulting, intellectual property licensing and product development. Yuguan has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Each of the VIEs agrees to pay Yuguan a service fee every year, at an amount reasonably determined by Yuguan considering relevant VIE’s revenue and other circumstances. This agreement will remain effective for an initial
30-year
term and will be renewed automatically except that Yuguan is entitled to terminate the agreement upon the expiration of such
30-year
term as long as a
30-day
prior written termination notice is provided to the VIEs.
Exclusive Call Option Agreements.
Pursuant to the exclusive call option agreements among Yuguan, the VIEs and their respective shareholders, the shareholders of the VIEs irrevocably grant Yuguan an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests and/or assets in the VIEs, and the purchase price shall be the higher of capital contribution amount for their equity interests or net book value of such assets, as the case may be, or the lowest price permitted by applicable PRC law. The shareholders further undertake to pay to Yuguan any purchase price or other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of Yuguan, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, dispose of or cause our company management to dispose of any material assets (other than those occurring in the ordinary course of business). The shareholders of each of the VIEs agree, among other things, without prior written consent of Yuguan, not to cause the relevant VIE to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, terminate any material contract or enter into any other contract which is in conflict with any existing material contract, appoint or remove its directors, supervisors or other management, be terminated, liquidated or dissolved, lend or borrow money or provide guarantee, or undertake any substantial obligation other than those occurred during the ordinary course of business. This agreement will remain effective till all of the equity interests and other assets of the relevant VIE have been transferred to Yuguan and/or its designated person.
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

In the opinions of Fangda Partners, our PRC legal counsel:

•	the ownership structures of Yuguan and the VIEs do not violate applicable PRC laws or regulations currently in effect; and

•	the contractual arrangements among Yuguan, the VIEs and their respective shareholders governed by PRC law are valid and binding.
However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. Especially, on July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Double Alleviating Opinions, which prohibits foreign investors from investing into after-school tutoring institutions providing tutoring service related to academic subjects in compulsory education stage, including through variable interest entity structure. Despite that rules and regulations have been promulgated in connection with the scope of academic subjects in compulsory education stage, it remains to be ambiguous, and subject to relevant governmental authorities’ discretion, as to whether the products and services we offer fall into the scope of academic subjects of compulsory education stage. Based on our consultation with relevant governmental authorities, we ceased the operation of the “Kids Liulishuo” mobile app in January 2022, and believe that the remaining products and services we currently offer do not constitute “tutoring service related to academic subjects of compulsory education stage” and thus not subject to the above restrictions. However, there can be no assurance that we will not be subject to penalties for historical violation, or the interpretation and implementation of relevant governmental authorities will not change in the future. If the PRC government finds that the agreements that establish the structure for operating our education business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders to exercise control over a significant part of our business, which may not be as effective as direct ownership in providing operational control.” And “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.”

D.	Property, Plant and Equipment
Our headquarters is located in Shanghai, where we lease and occupy office space with an aggregate floor area of approximately 9,000 square meters. A substantial majority of our employees are based at our headquarters in Shanghai. We also lease and occupy office space located in Beijing and Hangzhou of China with insignificant floor area. For operational efficiency purpose, in the year ended December 31, 2021 and up to the date of this annual report, we terminated several long-term leases before the end of their terms with respect to an aggregate floor are of approximately 9,400 square meters of our office space at our headquarters.

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
We incurred net losses of RMB574.8 million in 2019, RMB394.8 million in 2020 and generated net income of RMB59.9 million (US$9.4 million) in 2021. We turned profit for the first time since our inception in 2021, despite China’s current market condition in the online education sector. We generate our revenue primarily from providing English learning services. Our revenues were RMB1,023.2 million in 2019, RMB972.6 million in 2020 and RMB684.9 million (US$107.5 million) in 2021.

In 2021, our gross profit margin increased to 79.5% from 71.5% in 2020. Compared with a net loss of RMB574.8 million in 2019 and RMB394.8 million in 2020, we experienced a substantial improvement and turned into a net income in 2021 for the first time since our inception, amounting to RMB59.9 million (US$9.4 million), primarily due to (i) the improvement to our sales and marketing efficiency, and (ii) the effectiveness of a series of cost control measures that we implemented to enhance our profitability. In particular, we improved our sales and marketing efficiency by increasing our return-on-investment
(ROI, calculated by dividing an estimate of the average gross billings that a paying user will generate throughout his/her lifespan by our user acquisition cost) of our adult English business from 120% in 2020 to 210% in 2021. As for cost control measures, we started reducing our headcount and office space in the fourth quarter of 2021, which contributed to the decrease in the monthly expenditures of general and administrative expenses on salary and welfare by RMB8.0 million and rental expenses by RMB2.0 million since October 2021.
In 2021, due to the impact of the Double Alleviating Opinion to the overall education industry, our monetization capabilities were negatively affected as we had to cease our product and service offerings, originally designed for kids, that might fall into the scope of restrictions imposed by the Double Alleviating Opinion. As a result, our revenues from such business were adversely affected. Nevertheless, the positive effects provided by new initiatives led by our overseas expansion and B2G business, our sales and marketing efficiency improvement and cost control measures effectively mitigated the adverse effect of the Double Alleviating Opinions to our overall results of operations.
Going forward, we plan to further improve our gross margin and maintain a sustainable growth strategy. We believe that the effective measures that we have been taking will further contribute to the improvement in our bottom line performance in 2022.
Key Factors Affecting Our Results of Operations
Our results of operations and financial condition are affected by the general factors driving China’s adult private education industry. We have benefited from the rapid economic growth, significant urbanization, and higher per capita disposable income of urban households in China, which has allowed many adults in China to spend more disposable income on education, a category of great importance given the considerable value Chinese culture traditionally places on education. We anticipate that there are vast potentials and opportunities in the adult education market. We have also benefited from the increasing mobile internet penetration in China. In light of the evolving regulatory regime applicable to the education industry and the impact of the Double Alleviating Opinions, we also implemented several transition initiatives. While our business is influenced by factors affecting the adult private education industry in China generally, we believe that our results of operations are more directly affected by company-specific factors, including the following factors.
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

	2019	2020	2021
Gross billings	RMB1,294.3 million	RMB1,087.1 million	RMB533.7 million
Net revenues	RMB1,023.2 million	RMB972.6 million	RMB684.9 million
Paying users for our domestic English learning business	3.0 million	2.4 million	1.1 million

We plan to diversify our monetization capabilities by implementing our growth strategy and further developing our new initiatives. Built upon the accomplishments that we achieved in the language learning platform, we will continue to leverage our basic AI capabilities and diversify their application scenarios, aiming to equip our users with knowledge and techniques to help them improve communication with the society, not only in language aspect but also in vocational, cross-cultural aspects and beyond. We will further penetrate into the overseas markets to offer a variety of customized language courses not only for English learning and deepen our collaboration with local governments and schools in China to support their digitalization in the field of public services and develop our B2G business.
Our ability to manage our cost of revenues
Our ability to manage cost of revenues directly affects our profitability. We had cost of revenues of RMB273.5 million, RMB277.2 million and RMB140.4 million (US$22.0 million) in 2019, 2020 and 2021, respectively. Our cost of revenues mainly consist of IT service cost, salaries and benefits for content development employees and content-related cost. We expect to continue to optimize our spending on IT service cost, streamline our staffing and improve our productivity and efficiency, aiming to maintain or gradually reduce our cost as a percentage of our revenues.
Our ability to improve sales and marketing efficiency
Sales and marketing is critical to our business as we need to educate the market about the benefits of our
AI-powered
learning products and services as well as grow our user base. We had sales and marketing expenses of RMB969.4 million, RMB801.4 million and RMB325.0 million (US$51.0 million) in 2019, 2020 and 2021, respectively. Our sales and marketing expenses have become a significant majority of our total operating expenses. Our ability to lower such expenses as a percentage of net revenues depends on our ability to improve sales and marketing efficiency, such as acquiring users in a cost-effective manner, automating certain tasks performed by OSAs, and leveraging existing brand value and word-of-mouth
promotions. We expect our sales and marketing expenses as a percentage of our revenues to gradually decrease as we continue to enhance our brand image and grow our user base, reduce our user acquisition costs through diversifying our means of user acquisition, and increase the productivity of our OSAs through more effective and optimized management.
Our ability to develop and leverage our AI capabilities in a cost-effective manner
We have developed proprietary AI technologies and built a team of AI experts. Our ability to leverage our AI capabilities to develop and enhance our products and services in a cost-effective manner affects our revenues and results of operations. Our research and development expenses were RMB213.9 million, RMB190.7 million and RMB105.1 million (US$16.5 million) in 2019, 2020 and 2021, respectively. Since AI technologies serve as the cornerstone of our business, we continue to enhance the adaptability and portability of our fundamental AI capabilities to empower us to integrate our AI technologies with different application scenarios. As we are implementing a more sustainable growth strategy, we will dynamically manage our research and development expenses based on the overall research and development progress. For example, the relatively low research and development expenses in 2021 was primarily because the underlying projects have not reached the stage where comprehensive research and development resources and capital need to be devoted. Nevertheless, we are still dedicated to research and development as we are a scientific and technological company viewing technological advancement as our value proposition, and it is expected that our research and development expenses will grow gradually in line with the development of our new business.
Regulatory environment in China
Our results of operations are further affected by the changes in existing laws, regulations and policies and the issuance of new laws, regulations, policies and standards in China applicable to us, such as the Double Alleviating Opinions. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation Related to Private Education—Regulation Related to After-school Tutoring” for more details.
Due to China’s more stringent regulation applicable to our business operations, we had to adjust or transform our business operations. As a result, we ceased the operation of our mobile app “Kids Liulishuo” from January 2022, which may have an adverse impact on our business, results of operations and financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We may not be able to successfully diversify our revenue streams” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—Substantial uncertainties exist with respect to the interpretation and implementation of the PRC Foreign Investment Law and Double Alleviating Opinions and how they may impact the viability of our current corporate structure, corporate governance and business operations” In light of the evolving regulatory regime, we also implemented several transition initiatives. See “Item 4. Information on the Company—B. Business Overview—New Initiatives” for details. All of our efforts to adjust or transform our business, and/or failure to fully comply with the regulatory requirements will have a material impact to our business, prospects, results of operations and financial condition.

Impact of
COVID-19
on Our Operations
In response to the initial spread of
COVID-19,
the Chinese government has taken a number of actions, which included compulsory quarantine arrangement, travel restrictions, remote work arrangement and public activities restrictions, among others.
COVID-19
also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China and around the world from time to time. Although China had substantially controlled the spread of
COVID-19
in 2021, there has been an increasing number of
COVID-19
cases in early 2022, including the
COVID-19
Delta and Omicron variant cases, in various cities in China, and the Chinese local authorities have reinstated certain measures to keep
COVID-19
in check, including travel restrictions and
stay-at-home
orders. In addition, the highly-transmissible variant of
COVID-19
has caused authorities in various countries to reimpose restrictions such as mask mandates, curfews and prohibitions on large gatherings.
We have taken measures to reduce the impact of the
COVID-19
pandemic, including strictly implementing self-quarantine and disinfection measures at our headquarters in accordance with government-issued protocols. Other than that, we have not experienced material disruption or adverse impact caused by
COVID-19
to our business, results of operation or financial condition. Substantial uncertainties remain whether our results of operations and financial condition may be affected by the spread of
COVID-19,
and the extent to which
COVID-19
impacts our results of operations will depend on the future developments of the pandemic which are highly uncertain.
Key Components of Results of Operations
Net revenues
Our revenues are generated from providing online English learning services, both in the domestic market and the overseas market. We primarily offer two types of course packages, namely prepaid standard courses and prepaid multiple course packages. Prepaid standard courses, such as DongNi English, DongNi English A+ and Kids Course, allow users to purchase courses to be consumed over a certain period of time. Our DongNi Select premium services are provided in the form of prepaid multiple course packages, including prepaid standard courses, and course credits for online streaming courses with contracted human teachers. Such packages allow users to purchase multiple courses for use before a certain expiration date. Our paying users purchase the services by subscribing to our course packages directly from our platform or through online commerce platform partners. Subscription fees are generally paid in advance, initially recorded as deferred revenues and recognized as revenues when revenue recognition criteria are met. In 2019, 2020 and 2021, we generated net revenues of RMB1,023.2 million, RMB972.6 million and RMB684.9 million (US$107.5 million), respectively. As of December 31, 2019, 2020 and 2021, we had RMB696.0 million, RMB746.2 million and RMB559.0 million (US$87.7 million) of deferred revenues and long-term deferred revenue, respectively.
Due to the Double Alleviating Opinion, we ceased to offering Kids Course starting from January 1, 2022. As required by the Double Alleviating Opinion, all relevant business has to be operated by a private non-profit
institution. We have granted Yangpu Liuli, a private
non-profit
institution that holds a private school operating permit established under the laws of China by our three founders with their personal donations as registered capital, the right to utilize and operate “Kids Liulishuo.” Yangpu Liuli has gradually resumed the operations of Kids Liulishuo and started to offer Kids Courses in the first quarter of 2022 for which Yangpu Liuli records all the revenues generated from operating Kids Liulishuo. In order for Yangpu Liuli to operate Kids Liulishuo, we, through Shanghai Liulishuo, entered into a software licensing agreement and service agreement with Yangpu Liuli, pursuant to which we will charge Yangpu Liuli a portion of its revenues on a monthly basis as our royalty fees for the licensing of “Kids Liulishuo” and our service fees for the provision of administrative supporting services, including legal, human resources, financial and managerial supporting services by us to Yangpu Liuli.
Cost of revenues
Our cost of revenues primarily consist of expenditures incurred in the generation of our revenue, mainly consisting of IT service cost, salaries and benefits for content development employees, rental expenses and content-related cost. We had cost of revenues of RMB273.5 million, RMB277.2 million and RMB140.4 million (US$22.0 million) in 2019, 2020 and 2021, respectively.

Operating expenses
The following table sets forth the components of our operating expenses by amounts and percentages of net revenues for the periods presented:

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(969,401)	(94.7)	(801,362)	(82.4)	(325,007)	(51,001)	(47.5)
Research and development expenses	(213,866)	(20.9)	(190,711)	(19.6)	(105,066)	(16,487)	(15.3)
General and administrative expenses	(153,507)	(15.0)	(111,004)	(11.4)	(84,154)	(13,206)	(12.3)

Total operating expenses	(1,336,774)	(130.6)	(1,103,077)	(113.4)	(514,227)	(80,694)	(75.1)
We implemented a series of cost control measures to enhance our profitability. Especially, we started reducing our headcount and office space in the fourth quarter of 2021, which contributed to the decrease in the monthly expenditures of general and administrative expenses on salary and welfare by RMB8.0 million and rental expenses by RMB2.0 million since October 2021.
Our sales and marketing expenses consist primarily of (i) branding and marketing expenses, (ii) salaries and benefits for sales and marketing personnel including OSAs, (iii) commissions to online commerce platform partners for operations of our
e-stores
on their platforms and commissions to distribution channels (app stores), (iv) payment processing expenses, (v) rewards to users related to our user incentive programs and (vi) rental expenses associated with sales and marketing personnel. We had sales and marketing expenses of RMB969.4 million, RMB801.4 million and RMB325.0 million (US$51.0 million) in 2019, 2020 and 2021, respectively. We expect our sales and marketing expenses as a percentage of our revenues to gradually decrease as we continue to enhance our brand image and grow our user base, reduce our user acquisition costs through diversifying our means of user acquisition, and increase the productivity of our OSAs through more effective and optimized management.
Our research and development expenses consist primarily of (i) salaries and benefits for research and development personnel, (ii) rental expenses associated with research and development personnel and (iii) depreciation of office premise and servers utilized by research and development personnel. Our research and development expenses were RMB213.9 million, RMB190.7 million and RMB105.1 million (US$16.5 million) in 2019, 2020 and 2021, respectively. Since AI technologies serve as the cornerstone of our business, we continue to enhance the adaptability and portability of our fundamental AI capabilities to empower us to integrate our AI technologies with different application scenarios. As we are implementing a more sustainable growth strategy, we will dynamically manage our research and development expenses based on the overall research and development progress. For example, the relatively low proportion of our research and development expenses in 2021 was primarily because the underlying projects have not reached the stage where comprehensive research and development resources and capital need to be devoted. Nevertheless, we are still dedicated to research and development as we are a scientific and technological company viewing technological advancement as our value proposition, and it is expected that our research and development expenses will grow gradually in line with the development of our new business.
Our general and administrative expenses consist primarily of (i) salaries and benefits for general and administrative personnel, (ii) rental expenses associated with general and administrative personnel, (iii) general office expenses and (iv) professional service fees. Our general and administrative expenses were RMB153.5 million, RMB111.0 million and RMB84.2 million (US$13.2 million) in 2019, 2020 and 2021, respectively. We expect our general and administrative expenses as a percentage to our revenues to gradually decrease as we continue to improve the efficiency of our operational management.
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
PRC
Generally, our PRC subsidiaries and VIEs are subject to enterprise income tax on their taxable income at a statutory rate of 25% in China. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. Yuguan and Shanghai Liulishuo each obtained its certificate of “High and New Technology Enterprises,” or HNTE, with a valid period of three years in 2017. Each is therefore eligible to enjoy a preferential tax rate of 15% from 2017 to 2019 to the extent it has taxable income under the PRC Enterprise Income Tax Law, as long as it maintains the HNTE qualification and duly conducts relevant enterprise income tax filing procedures with the relevant tax authority. Yuguan and Shanghai Liulishuo each renewed its HNTE qualification in 2020 with a valid period of three years from 2020 to 2022. Certain PRC subsidiary and VIE are entitled to a preferential tax treatment as a “Small-scaled Enterprise” and thus enjoy a reduced tax rate of 20% on 50% of its taxable income in 2017. In 2018 and 2019, such subsidiary and VIE did not meet the standards of “Small-scaled Enterprise” and were subject to tax rate of 25% of its taxable income. In 2021, certain PRC subsidiary and VIEs of our company are entitled to a preferential tax treatment as a “Small and Thin Profit Enterprise” and enjoyed a reduced tax rate of 20% on 12.5% or 50% of its taxable income, as appropriate, in 2021.
We are subject to value-added tax at a rate of 6%, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law. Besides, certain PRC subsidiaries and VIEs of our company are small-scale taxpayers, which are subject to 3% VAT rate without deductible VAT in 2021.
Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. Effective from 1 January 2020, the non-resident taxpayers could enjoy tax treaty benefits via “self-assessment, claim for treaty benefits, documents preservation for reference” mechanism without pre-approval or record filling acknowledgement from the PRC tax authorities. The non-resident taxpayers or the dividend payer should well preserve the required supporting documents for the tax authorities’ future reference. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We may not be able to obtain certain benefits under the relevant tax arrangement for dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”
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
Consolidation of VIEs
Our consolidated financial statements include the financial statements of LAIX Inc. (formerly known as LingoChamp Inc.), its subsidiaries and the VIEs. All profits, transactions and balances among the foregoing entities have been eliminated upon consolidation.
PRC laws and regulations restrict foreign ownership in value-added telecommunication services and other internet-related business. Due to these restrictions, we conduct substantially all of our operations in China through contractual arrangements among our WFOE, the VIEs and the shareholders of the VIEs. As a result of these contractual arrangements, the shareholders of the VIEs irrevocably granted our WFOE the power to exercise all voting rights to which they were entitled. In addition, our WFOE has the option to acquire all of the equity interests in the VIEs, to the extent permitted by then-effective PRC laws and regulations, for pre-agreed
consideration, who shall in turn pay such consideration back to our WFOE. Finally, our WFOE is entitled to receive service fees for certain services to be provided to the VIEs in an amount at our WFOE’s discretion. We therefore concluded that we are the primary beneficiary of the VIEs. As such, we consolidate the results of operations of the VIEs in our consolidated financial statements.
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
Results of Operations
The following table summarizes our consolidated results of operations and as percentages of our total revenues for the periods presented.

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues	1,023,213	100.0	972,628	100.0	684,928	107,480	100.0
Cost of revenues (1)	(273,515)	(26.7)	(277,240)	(28.5)	(140,439)	(22,038)	(20.5)

Gross profit	749,698	73.3	695,388	71.5	544,489	85,442	79.5
Operating expenses:
Sales and marketing expenses (1)	(969,401)	(94.7)	(801,362)	(82.4)	(325,007)	(51,001)	(47.5)
Research and development expenses (1)	(213,866)	(20.9)	(190,711)	(19.6)	(105,066)	(16,487)	(15.3)
General and administrative expenses (1)`	(153,507)	(15.0)	(111,004)	(11.4)	(84,154)	(13,206)	(12.3)

Total operating expenses	(1,336,774)	(130.6)	(1,103,077)	(113.4)	(514,227)	(80,694)	(75.1)

Other operating income	2,390	0.2	43	0.0	14,206	2,229	2.1

Other income/(expenses):
Interest income/(expenses)	11,283	1.1	904	0.1	(3,790)	(594)	(0.6)
Foreign exchange related (losses)/gains, net	(2,533)	(0.2)	4,671	0.5	(63)	(10)	(0.0)
Other income, net	3,055	0.3	9,146	0.9	21,001	3,295	3.1
Net income/(loss) before tax	(572,881)	(56.0)	(392,925)	(40.4)	61,616	9,668	9.0
Income tax expense	(1,900)	(0.2)	(1,902)	(0.2)	(1,709)	(268)	(0.2)

Net income/(loss)	(574,781)	(56.2)	(394,827)	(40.6)	59,907	9,400	8.8

Note:
(1)	Including share-based compensation expenses as follows:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	1,657	7,154	2,176	341
Sales and marketing expenses	590	3,282	1,060	166
Research and development expenses	13,966	14,432	13,355	2,096
General and administrative expenses	10,470	4,159	5,454	856

Total	26,683	29,027	22,045	3,459

Year ended December 31, 2021 compared with year ended December 31, 2020
Net revenues
Our net revenues decreased by 29.6% from RMB972.6 million in 2020 to RMB684.9 million (US$107.5 million) in 2021, primarily attributable to a decrease in gross billings caused by our stringent cost control in user acquisition expenditures and the decrease in the number of paying users, partially as a result of the adverse impact caused by the Double Alleviating Opinion to the overall education industry. The number of paying users who purchased courses and services of our domestic English learning business was approximately 1.1 million in 2021, as compared with approximately 2.4 million in 2020.
Cost of revenues
Our cost of revenues decreased by 49.3% from RMB277.2 million in 2020 to RMB140.4 million (US$22.0 million) in 2021, primarily due to the decrease in salaries and benefits for certain full-time employees and the decrease in IT service cost at a result of our stringent cost control measures. Salaries and benefits for certain full-time employees, including share-based compensation expense, decreased from RMB147.8 million in 2020 to RMB68.6 million (US$10.8 million) in 2021. Our IT service cost decreased from RMB80.2 million in 2020 to RMB34.8 million (US$5.5 million) in 2021.
Gross profit
As a result of the foregoing, our gross profit decreased from RMB695.4 million, representing a gross margin of 71.5%, in 2020, to RMB544.5 million (US$85.4 million), representing a gross margin of 79.5%, in 2021. The increase in our gross profit margin was primarily attributable to our stringent cost control measures.
Operating expenses
Our total operating expenses decreased by 53.4% from RMB1,103.1 million in 2020 to RMB514.2 million (US$80.7 million) in 2021, primarily due to our stringent cost control measures, especially in advertising and user acquisition expenditures and personnel-related expenses.
Sales and marketing expenses
. Our sales and marketing expenses decreased by 59.4% from RMB801.4 million in 2020 to RMB325.0 million (US$51.0 million) in 2021, primarily due to the cost control in advertising and user acquisition expenditures by increasing our return-on-investment
(ROI) and the optimization of our sales and marketing efficiency. Our branding and marketing expenses decreased from RMB442.0 million in 2020 to RMB136.8 million (US$21.5 million) in 2021. Salaries and benefits for sales and marketing personnel decreased from RMB246.0 million in 2020 to RMB119.5 million (US$18.8 million) in 2021 mainly due to a decrease in the headcount of our OSA and other operation team.
Research and development expenses
. Our research and development expenses decreased by 44.9% from RMB190.7 million in 2020 to RMB105.1 million (US$16.5 million) in 2021, primarily due to a decrease in salaries and benefits for research and development personnel from RMB161.9 million in 2020 to RMB84.2 million (US$13.2 million) in 2021. Such decrease was mainly due to a decrease in headcount of our research and development personnel in 2021, as compared to such headcount in 2020.
General and administrative expenses
. Our general and administrative expenses decreased by 24.2% from RMB111.0 million in 2020 to RMB84.2 million (US$13.2 million) in 2021, primarily attributable to the decrease in salaries and benefits for general and administrative personnel and the cost control on office expenses. Such decrease was mainly due to a decrease in headcount of our general and administrative personnel in 2021, as compared to such headcount in 2020.

(Loss)/Income from operations
As a result of the factors set out above, we generated income from operation of RMB44.5 million (US$7.0 million) in 2021, as compared to a loss from operation of RMB407.6 million in 2020.
Interest income/(expenses)
We had interest expenses of RMB3.8 million (US$0.6 million) in 2021, as compared to interest income of RMB0.9 million in 2020.
Foreign exchange related (losses)/gains, net
We had a foreign exchange related loss of RMB63 thousand (US$10 thousand) in 2021, as compared to a foreign exchange related gain of RMB4.7 million in 2020, primarily due to the fluctuation of the foreign exchange rate of RMB against U.S. dollar.
Other income, net
We had net other income of RMB21.0 million (US$3.3 million) in 2021, as compared to net other income of RMB9.1 million in 2020, primarily due to the increase in government grants.
Income tax expense
We incurred income tax expense of RMB1.7 million (US$0.3 million) in 2021, as compared to RMB1.9 million in 2020, mainly resulted from the movement in advertising expenses carry-forwards. Although we generated net income before income tax expenses in 2021 and incurred net loss before income tax expenses in 2020, it had no impact on the income tax expense given the accumulated tax loss carryforwards offset the taxable income.
Net (loss)/Income
As a result of the foregoing, we generated a net income of RMB59.9 million (US$9.4 million) in 2021, as compared to a net loss of RMB394.8 million in 2020.
Year ended December 31, 2020 compared with year ended December 31, 2019
Net revenues
Our net revenues decreased by 4.9% from RMB1,023.2 million in 2019 to RMB972.6 million in 2020, primarily attributable to a decrease in gross billings caused by our stringent cost control in user acquisition expenditures and the decrease in the number of paying users. The number of paying users who purchased courses and services on our platform was approximately 2.4 million in 2020, as compared with approximately 3.0 million in 2019.
Cost of revenues
Our cost of revenues increased by 1.4% from RMB273.5 million in 2019 to RMB277.2 million in 2020, primarily due to the increase in content-related costs and salaries and benefits for certain full-time employees due to the expansion of our business in the first half of 2020 and partially offset by the decrease in IT service cost due to our stringent cost control. Salaries and benefits for full-time employees, including share-based compensation expense, increased from RMB137.1 million in 2019 to RMB147.8 million in 2020. Our IT service cost decreased from RMB94.3 million in 2019 to RMB80.2 million in 2020.
Gross profit
As a result of the foregoing, our gross profit decreased from RMB749.7 million, representing a gross margin of 73.3%, in 2019, to RMB695.4 million, representing a gross margin of 71.5%, in 2020.
Operating expenses
Our total operating expenses decreased by 17.5% from RMB1,336.8 million in 2019 to RMB1,103.1 million in 2020, primarily due to stringent cost control in advertising and user acquisition expenditures and the optimization of the operational structure.

Sales and marketing expenses
. Our sales and marketing expenses decreased by 17.3% from RMB969.4 million in 2019 to RMB801.4 million in 2020, primarily due to our stringent cost control in advertising and user acquisition expenditures and the optimization of our efficiency in personnel management. Our branding and marketing expenses decreased from RMB519.7 million in 2019 to RMB442.0 million in 2020 due to our cost control measures. Salaries and benefits for sales and marketing personnel decreased from RMB286.2 million in 2019 to RMB246.0 million in 2020 mainly due to a decrease in our OSA headcount in 2020, as compared to such headcount in 2019.
Research and development expenses
. Our research and development expenses decreased by 10.8% from RMB213.9 million in 2019 to RMB190.7 million in 2020, primarily due to a decrease in salaries and benefits for research and development personnel from RMB183.4 million in 2019 to RMB161.9 million in 2020. Such decrease was mainly due to a decrease in headcount of our research and development personnel in 2020, as compared to such headcount in 2019.
General and administrative expenses
. Our general and administrative expenses decreased by 27.7% from RMB153.5 million in 2019 to RMB111.0 million in 2020, primarily attributable to the decrease in salaries and benefits for general and administrative personnel. Such decrease was mainly due to a decrease in headcount of our general and administrative personnel in 2020, as compared to such headcount in 2019.
Loss from operations
As a result of the factors set out above, we incurred loss from operation of RMB407.6 million in 2020, as compared to RMB584.7 million in 2019.
Interest income
We had interest income of RMB0.9 million in 2020, as compared to RMB11.3 million in 2019, as the IPO proceeds generated significant bank interest income in 2019.
Foreign exchange related (losses)/gains, net
We had a foreign exchange related gain of RMB4.7 million in 2020, as compared to a foreign exchange related loss of RMB2.5 million in 2019, primarily due to the appreciation the of RMB against U.S. dollar.
Other income, net
We had net other income of RMB9.1 million in 2020, as compared to net other income of RMB3.1 million in 2019.
Income tax expense
We incurred income tax expense of RMB1.9 million in 2020, as compared to RMB1.9 million in 2019.
Net loss
As a result of the foregoing, we incurred a net loss of RMB394.8 million in 2020, as compared to a net loss of RMB574.8 million in 2019.
Recent Accounting Pronouncements
A list of recently adopted and issued accounting pronouncements that are relevant to us is included in Notes 2(af) and 2(ag) of our audited consolidated financial statements included elsewhere in this annual report.

B.	Liquidity and Capital Resources
Cash Flows and Working Capital
To date, we have financed our operating and investing activities through IPO proceeds, cash generated by historical sales of convertible redeemable preferred shares. As of December 31, 2019, 2020 and 2021, our cash, cash equivalents and restricted cash were RMB283.0 million, RMB138.5 million and RMB63.6 million (US$10.0 million), respectively. Our cash and cash equivalents primarily consist of cash placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

Net decreases in our cash, cash equivalents, restricted cash and short-term investments in 2019, 2020 and 2021 amounted to RMB195.2 million, RMB323.1 million and RMB159.2 million (US$25.0 million), respectively. Net cash outflow decreased significantly from RMB57.0 million in the first quarter to RMB4.9 million in the fourth quarter of 2021. We have achieved net cash inflow in the first quarter of 2022. We will continue to implement our corporate strategy, take various financing measures and use cash and capital more effectively through our management of working capital. For example, we obtained a one-year
revolving credit loan facility for up to RMB10.0 million from a commercial bank in the first quarter of 2022. We believe that we will be able to further improve our cash flow working capital condition on a continuous basis.
We incurred net loss of RMB574.8 million, RMB394.8 million and generated net income of RMB59.9 million (US$9.4 million) for the year ended December 31, 2019, 2020 and 2021, respectively. Net cash used in operating activities were RMB148.2 million, RMB302.6 million and RMB155.2 million (US$24.3 million) for the year ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, we had a total shareholders’ deficit of RMB632.0 million (US$99.2 million) and negative working capital (current liabilities exceeded the current assets) in the amount of RMB647.1 million (US$101.5 million). See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business—We have incurred net losses, negative cash flows from operation activities and net current liabilities in prior years. Even though we generated net income for the year ended December 31, 2021, we still recorded net operating cash outflow and there can be no assurance that we are able to maintain profitability in the future. If we are not able to maintain profitability or raised sufficient capital to cover our capital needs, we may not continue as a going concern.”
Our ability to continue as a going concern is dependent on management’s ability to successfully execute our plans, which include a business plan to adjust the pace of our new business implementation in the overseas market, control operating costs and optimize operational efficiency to improve our cash flow from operations, and a financial plan to raise external equity or debt financing to fund the continuous operations. To implement the business plan, we will continue to enhance user engagement and retention by offering higher quality and diversified content while optimizing our traffic acquisition strategy to efficiently control and reduce the user related costs. We will further preserve liquidity and manage cash flows by reducing various discretional expenditures. Additionally, we will continue to seek external financing to improve our liquidity position, even though there can be no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations.
Accordingly, the uncertainties relating to the successful execution of our business plan in light of the COVID-19 pandemic and the evolving regulatory requirements as well as the uncertainties relating to the possibility of securing sufficient funding raised substantial doubt as to our ability to continue as a going concern for a period of one year from the issuance of the financial statements included elsewhere in this annual report. The consolidated financial statements included elsewhere in this annual report have been prepared on a going concern basis, and do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from such uncertainty.
Although we consolidate the results of the VIEs, we only have access to the assets or earnings of the VIEs through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”
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
The following table sets forth a summary of our cash flows for the periods presented:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash used in operating activities	(148,164)	(302,598)	(155,152)	(24,346)
Net cash (used in)/provided by investing activities	100,246	164,667	81,672	12,815
Net cash provided by/(used in) financing activities	(16,344)	4,285	1,145	180

Net decrease in cash, cash equivalents and restricted cash	(64,262)	(133,646)	(72,335)	(11,351)
Exchange rate effect on cash, cash equivalents and restricted cash	2,522	(10,829)	(2,616)	(411)
Cash, cash equivalents and restricted cash at beginning of the year	344,722	282,982	138,507	21,735

Cash, cash equivalents and restricted cash at end of the year	282,982	138,507	63,556	9,973

Operating activities
Net cash used in operating activities in 2021 was RMB155.2 million (US$24.3 million), as compared to net income of RMB59.9 million (US$9.4 million) in 2021. The difference was primarily due to (i) a decrease in deferred revenue, current and non-current,
of RMB187.2 million (US$29.4 million), (ii) a decrease in salary and welfare payable of RMB77.4 million (US$12.2 million), (iii) a decrease in operating lease liability, current and non-current,
of RMB27.6 million (US$4.3 million), (iv) a decrease in accounts payable of RMB16.4 million (US$2.6 million), and was partially offset by those adjustments for non-cash
items that primarily consisted of share-based compensation expenses of RMB22.0 million (US$3.5 million), amortization of operating lease right of use asset of RMB19.1 million (US$3.0 million), and impairment of certain current assets and non-current
assets of RMB19.1 million (US$3.0 million). The decreases in salary and welfare payable, accounts payable and operating lease liability were attributable to our stringent cost control.
Net cash used in operating activities in 2020 was RMB302.6 million, as compared to net loss of RMB394.8 million in 2020. The difference was primarily due to adjustments for non-cash
items that primarily consisted of amortization of operating lease right of use asset of RMB31.2 million, share-based compensation expenses of RMB29.0 million, impairment of property and equipment of RMB21.4 million and depreciation of property and equipment of RMB21.3 million, and cash used for working capital resulted from (i) a decrease in accounts payable of RMB55.3 million, (ii) a decrease in operating lease liability, current and non-current,
of RMB29.7 million, (iii) a decrease in salary and welfare payable of RMB21.5 million, and was partially offset by an increase in deferred revenue, current and non-current,
of RMB50.3 million and a decrease in prepayments and other current assets of RMB23.7 million. The decrease in accounts payable and salary and welfare payable were attributable to our stringent cost control. The decrease in operating lease liability, representing lease payments arising from operating leases.
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
Investing activities
Net cash provided by investing activities was RMB81.7 million (US$12.8 million) in 2021, which was primarily attributable to proceeds from maturity of short-term investments of RMB162.7 million, partially offset by purchase of short-term investments of RMB78.4 million.
Net cash provided by investing activities was RMB164.7 million in 2020, which was primarily attributable to proceeds from maturity of short-term investments of RMB224.9 million, partially offset by (i) purchase of short-term investments of RMB51.0 million and (ii) purchase of intangible assets of RMB7.3 million.
Net cash provided by investing activities was RMB100.2 million in 2019, which was primarily attributable to proceeds from maturity of short-term investments of RMB187.7 million, partially offset by (i) purchase of property and equipment of RMB49.4 million and (ii) purchase of short-term investments of RMB35.8 million.
Financing activities
Net cash provided by financing activities was RMB1.1 million in 2021.
Net cash provided by financing activities was RMB4.3 million in 2020.

Net cash used in financing activities was RMB16.3 million in 2019, which was primarily attributable to cash payment and prepayment of RMB17.4 million for ordinary shares repurchase.
Material Cash Requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our operating lease obligations, capital expenditures and debt obligations.
Our operating lease obligations consist of lease of offices under non-cancelable
operating lease agreements, which expire at various dates through July 2024. Payment due by December 31, 2021 for our operating lease obligations amounted to RMB10.4 million (US$1.6 million).
Our capital expenditures are primarily incurred for purchases of property and equipment and lease improvement. Our capital expenditures were RMB49.4 million in 2019, RMB2.0 million in 2020 and RMB1.7 million (US$0.3 million) in 2021. We do not expect to incur significant capital expenditures in the near future.
The following table sets forth our contractual obligations as of December 31, 2021:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

	(RMB in thousands)
Operating lease obligations	10,367	10,137	230	—	—
In the first quarter of 2022, we obtained a
one-year
revolving credit loan facility for up to RMB10.0 million from a commercial bank. Each drawdown has a term of six months and bears an interest rate of 4.125% per annum. As of the date of this annual report, we made drawdown of RMB5.4 million under such facility.
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
Other than the obligations set forth above, we did not have any significant operating lease obligations, purchase obligations or other long-term obligations as of December 31, 2021.
Holding Company Structure
LAIX Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries and the VIEs in China. As a result, LAIX Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. Also, each of our subsidiaries and the VIEs in China may allocate a portion of its after-tax
profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development
See “Item 4. Information on the Company—B. Business Overview—Our Technologies.” And “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates
For our critical accounting estimates, see “Item 5. Operating And Financial Review And Prospects—Critical Accounting Policies and Management Estimates.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Yi Wang	41	Chairman of the Board of Directors and Chief Executive Officer
Zheren Hu	37	Director and Chief Technology Officer
Hui Lin	40	Director and Chief Scientist
Li-Lan Cheng	57	Independent Director
Tiak Koon Loh	63	Independent Director
Min (Jenny) Zhang	50	Independent Director
Bing Sun	51	Chief Financial Officer
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
Min (Jenny) Zhang
has served as our independent director since May 2020. Ms. Min (Jenny) Zhang has served as the executive vice-chairlady of Huazhu Group Limited (“Huazhu”), a company listed on both the Nasdaq Stock Market (Nasdaq: HTHT) and the Hong Kong Stock Exchange (SEHK: 01179), since November 8, 2019 and subsequently as vice charlady since July 20, 2020. She served as the chief executive officer of Huazhu from May 2015 to November 2019, and previously as the president. She also served as chief financial officer and chief strategy officer of Huazhu from March 2008 to May 2015, and from November 2013 to January 2015, respectively. She has also served as an independent director of Yum China Holdings, Inc. (NYSE: YUMC) since May 2021. Ms. Min (Jenny) Zhang has more than 15 years of experience in finance and consulting with multinational companies. Prior to joining Huazhu in 2007, she was the finance director of Eli Lilly (Asia) Inc., Thailand branch and the chief financial officer of ASIMCO Casting (Beijing) Company, Ltd. She also worked previously with McKinsey & Company, Inc. as a consultant. Ms. Min (Jenny) Zhang received her MBA from Harvard Business School and received her master’s and bachelor’s degrees from the University of International Business and Economics.
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
For the fiscal year ended December 31, 2021, we paid an aggregate of RMB6.3 million (US$1.0 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Share Incentive Plans
2014 Equity Incentive Plan
In May 2014, our board of directors and shareholders adopted the 2014 Equity Incentive Plan, which we refer to as the 2014 Plan, to secure and retain the services of valuable employees, directors or consultants, and provide incentives for such persons to exert their best efforts for the success of our business. As of the date of this annual report, the maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2014 Plan is 5,456,192, subject to further amendment. As of March 31, 2022, awards to purchase 774,310 Class A ordinary shares under the 2014 Plan have been granted and outstanding, excluding awards that were forfeited, canceled or exercised after the relevant grant dates.
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

Amended and Restated 2018 Share Incentive Plan
In July 2018, our board of directors adopted the 2018 Share Incentive Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. In September 2020, we adopted an amended and restated 2018 Share Incentive Plan, or the Amended and Restated 2018 Plan, to amend and restate the 2018 Share Incentive Plan in its entirety and assume all awards granted under the 2018 Share Incentive Plan. Under the Amended and Restated 2018 Plan, the maximum aggregate number of shares available for grant of awards is initially 4,860,412 Class A ordinary shares, plus an annual increase on the first day of each fiscal year during the term of the Amended and Restated 2018 Plan commencing with the fiscal year beginning January 1, 2021, by (i) an amount equal to 2.0% of the total number of issued and outstanding shares on the last day of the immediately preceding fiscal year, or (ii) such number of shares as may be determined by the our board of directors. As of March 31, 2022, the maximum aggregate number of shares which may be issued under the Amended and Restated 2018 Plan is 6,854,132, subject to further adjustments. As of March 31, 2022, awards to purchase 1,076,579 Class A ordinary shares under the Amended and Restated 2018 Plan have been granted and outstanding, excluding awards that were forfeited, canceled or exercised after the relevant grant dates.
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
The following table summarizes, as of March 31, 2022, the outstanding awards granted under the 2014 Plan and Amended and Restated 2018 Plan to several of our directors and executive officers, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zheren Hu	*	0.60	2018/7/31	2028/7/30
Hui Lin	*	0.60	2018/7/31	2028/7/30
Li-Lan Cheng	*	0.60	2018/9/27	2028/9/26
Tiak Koon Loh	*	0.60	2019/2/27	2029/2/26
Min (Jenny) Zhang	*	0.60	2020/5/22	2030/5/21
Bing Sun	*	0.01-3.24	2020/5/22	2030/5/21
Other grantees	1,016,519	0.01~0.60	2016/7/1—2020/11/20	2026/6/30—2030/11/19

Total	1,870,389

*	Less than 1% of our total outstanding shares.

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
Li-Lan
Cheng, Tiak Koon Loh and Min (Jenny) Zhang.
Li-Lan
Cheng is the chairperson of our audit committee. We have determined that
Li-Lan
Cheng, Tiak Koon Loh and Min (Jenny) Zhang meet the independence standards under Rule
10A-3
under the Exchange Act, as amended. We have determined that each of
Li-Lan
Cheng and Min (Jenny) Zhang qualifies as an “audit committee financial expert” within the meaning of the SEC rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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
As of December 31, 2019, 2020 and 2021, we had a total of 3,214, 1,684 and 736 employees, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021:

As of December 31, 2021
Function:
Research and development	92
Platform operation	153
Content development	52
Sales and marketing	359
Others	80

Total	736
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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and

•	each person known to us owning beneficially more than 5% of our ordinary shares.
The calculations in the table below are based on 50,100,625 ordinary shares outstanding as of March 31, 2022, including (i) 30,424,951 Class A ordinary shares, and (ii) 19,675,674 Class B ordinary shares.

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

	Ordinary Shares Beneficially Owned
	Class A ordinary shares		Class B ordinary shares	Total ordinary shares on an as converted basis%		%		% of aggregate voting power†
Directors and Executive Officers**:
Yi Wang (1)	—		11,753,847	11,753,847		23.5		51.7
Zheren Hu (2)		*	5,010,931	5,160,931		10.3		22.1
Hui Lin (3)		*	2,910,896	2,970,896		5.9		12.8
Li-Lan Cheng (4)		*	—		*		*	—
Tiak Koon Loh (5)		*	—		*		*	*
Min (Jenny) Zhang		*	—		*		*	—
Bing Sun		*	—		*		*	—
All Directors and Executive Officers as a Group	762,377		19,675,674	20,438,051		40.4		86.7
Principal Shareholders:
Yi Wang (1)	—		11,753,847	11,753,847		23.5		51.7
GGV entities (6)	5,282,497		—	5,282,497		10.5		2.3
Zheren Hu (2)		*	5,010,931	5,160,931		10.3		22.1
TB Alternative Assets Ltd (7)	3,703,164		—	3,703,164		7.4		1.6
IDG entities (8)	3,370,003		—	3,370,003		6.7		1.5
Hui Lin (3)		*	2,910,896	2,970,896		5.9		12.8
CMC Lullaby Holdings Limited (9)	2,760,325		—	2,760,325		5.5		1.2

Notes:
*	Except as otherwise indicated below, the business address of our directors and executive officers is Building C2, No. 1687 Changyang Road, Yangpu District, Shanghai, People’s Republic of China.
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

(2)
Represents (i) 5,010,931 Class B ordinary shares directly held by Muang Holdings Ltd., a British Virgin Islands business company limited by shares beneficially owned by Mr. Hu, and (ii) 150,000 Class A ordinary shares issuable upon the exercise of the options held by Mr. Hu that are vested or will be vested within 60 days after March 31, 2022. Muang Holdings Ltd. is ultimately held by Muang Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Mr. Hu has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Muang Holdings Ltd. in our company.

(3)
Represents (i) 2,910,896 Class B ordinary shares directly held by Ulingo Holdings Ltd., a British Virgin Islands business company limited by shares beneficially owned by Dr. Lin, and (ii) 60,000 Class A ordinary shares issuable upon the exercise of the options held by Dr. Hui Lin that are vested or will be vested within 60 days after March 31, 2022. Ulingo Holdings Ltd. is ultimately held by The Lin Family Trust, a trust established under the laws of British Virgin Islands and managed by UBS Trustees (B.V.I.) Limited as the trustee. Under the terms of this trust, Dr. Lin has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Ulingo Holdings Ltd. in our company.

(4)	The business address of Mr. Cheng is 11/F, Yinli Building, No. 788 Guangzhong Road, Shanghai, People’s Republic of China.
(5)	The business address of Mr. Loh is Room 9/F, Block B, Repulse Bay Apartment, 101 Repulse Bay Road, Hong Kong.
(6)
Represents 5,282,497 Class A ordinary shares represented by ADSs directly held by entities managed by GGV Capital LLC. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Form
13F-HR
filed by GGV Capital LLC with SEC on February 14, 2022. Please see the Form
13F-HR
filed by GGV Capital LLC with the SEC on February 14, 2022 for information related to the holdings of GGV Capital LLC. The registered address of GGV Capital LLC is 3000 Sand Hill Road, Suite
4-230,
Menlo Park, CA 94025, the United States.

(7)
Represents 3,703,164 Class A ordinary shares directly held by Trustbridge Partners V, L.P. as of December 31, 2021, which was controlled by TB Alternative Assets Ltd., the investment adviser of Trustbridge Partners V L.P. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G filed by TB Alternative Assets Ltd. with SEC on February 11, 2022. Please see the Schedule 13G filed by TB Alternative Assets Ltd. with the SEC on February 11, 2022 for information related to TB Alternative Assets Ltd. and Trustbridge Partners V L.P. The registered address of TB Alternative Assets Ltd. is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands,
KY1-1104.

(8)
Represents an aggregate of 3,370,003 Class A ordinary shares directly held by IDG Technology Venture Investment IV, L.P., IDG Technology Venture Investment V, L.P.,
IDG-Accel
China Growth Fund III L.P. and
IDG-Accel
China III Investors L.P. as of December 31, 2021. Those entities are collectively referred to as IDG entities. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A filed by the IDG entities with SEC on February 25, 2022. Please see the Schedule 13G/A jointly filed by the IDG entities and other reporting persons with the SEC on February 25, 2022 for information related to the IDG entities. The principal business address of each of IDG entities is c/o IDG Capital Management (HK) Limited, Unit 5505, The Center, 99 Queen’s Road Central, Hong Kong.

(9)
Represents 2,760,325 Class A ordinary shares represented by ADSs directly held by CMC Lullaby Holdings Limited as of December 31, 2021. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A jointly filed by CMC Lullaby Holdings Limited and other reporting persons with SEC on February 14, 2022. Please see the Schedule 13G/A filed by CMC Lullaby Holdings Limited with the SEC on February 14, 2022 for information related to CMC Lullaby Holdings Limited. The principal business address of CMC Lullaby Holdings Limited is c/o CMC Capital Partners HK Limited, Suite 302, 3/F., Cheung Kong Centre, No. 2 Queen’s Road, Central, Hong Kong.

Based on a review of the register of members maintained by our Cayman Islands registrar, we believe that as of March 31, 2022, 31,276,557 Class A ordinary shares (including 276,620 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our 2014 Plan and the Amended and Restated 2018 Plan and treasury ADSs) were held by one record holder, Deutsche Bank Trust Company Americas, the depositary of our ADS program, in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.
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
Transactions with Shareholders and Affiliates
Contractual Arrangements with the VIEs and Their Respective Shareholders
See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with The VIEs and Their Respective Shareholders.”
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
90-day
period.
Transactions with our Directors and Executive Officers
Due to the Double Alleviating Opinion, we ceased to offering Kids Course starting from January 1, 2022. As required by the Double Alleviating Opinion, all relevant business has to be operated by a private non-profit
institution. We have granted Yangpu Liuli, a private
non-profit
institution that holds a private school operating permit established under the laws of China by our three founders with their personal donations as registered capital, the right to utilize and operate “Kids Liulishuo.” Yangpu Liuli has gradually resumed the operations of Kids Liulishuo and started to offer Kids Courses in the first quarter of 2022 for which Yangpu Liuli records all the revenues generated from operating Kids Liulishuo. In order for Yangpu Liuli to operate Kids Liulishuo, we, through Shanghai Liulishuo, entered into a software licensing agreement and service agreement with Yangpu Liuli, pursuant to which we will charge Yangpu Liuli a portion of its revenues on a monthly basis as our royalty fees for the licensing of “Kids Liulishuo” and our service fees for the provision of administrative supporting services, including legal, human resources, financial and managerial supporting services by us to Yangpu Liuli.
In February 2022, Shanghai Liulishuo also entered into a loan agreement with Yangpu Liuli, pursuant to which Shanghai Liulishuo extended a loan at an aggregate principal amount of up to RMB2.0 million. The loan extended to Yangpu Liuli bears a fixed interest rate of 4.25% per annum, and its maturity date should be the earlier of January 31, 2032 or the expiration of Yangpu Liuli’s operational period. The repayment should be made in cash or other form as determined by Shanghai Liulishuo.
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
We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Dividend Distributions.”
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
Our ADSs, each currently representing fourteen Class A ordinary share of our company, were listed on the New York Stock Exchange under the symbol “LAIX,” starting from September 2018. Effective March 4, 2022, we effected a change of the ratio of the ADS to our Class A ordinary shares from one ADS representing one Class A ordinary share to one ADS representing fourteen Class A ordinary shares. The change in the ratio of the ADS to our Class A ordinary shares had no impact on our underlying Class A ordinary shares, and no Class A ordinary shares were issued or cancelled in connection with the change in the ratio of the ADS to our Class A ordinary shares. On April 7, 2022, we were notified by the NYSE that the staff of NYSE Regulation has determined to commence proceedings to delist our ADSs. Trading in our ADSs was suspended after the market close on the NYSE on April 7, 2022. On April 22, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which is expected to be effective ten days after filing the Form 25.
Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “LAIXY” after the NYSE suspended the trading of our ADSs.

B.	Plan of Distribution
Not applicable.

C.	Markets
Our ADSs were listed on the New York Stock Exchange under the symbol “LAIX,” starting from September 2018. Our ADSs have been quoted on the OTC Pink Limited Information under the symbol “LAIXY” after the NYSE suspended the trading of our ADSs.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Act as they relate to the material terms of our shares.
Objects of Our Company
. Under our sixth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.
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
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our sixth amended and restated articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
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
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting. A special resolution requires the affirmative vote of no less than two-thirds
of the votes cast attaching to the outstanding shares at a meeting, or with a written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our sixth amended and restated memorandum and articles of association.
General Meetings of Shareholders
. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our sixth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our sixth amended and restated memorandum and articles of association provide that upon the requisition of shareholders holding shares which carry in aggregate not less than one-third
of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our sixth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
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

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

•
a fee of such maximum sum as the applicable designated stock exchange or market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof..

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the applicable rules of the designated stock exchange or market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 calendar days in any calendar year as our board of directors may determine.
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
Issuance of Additional Shares
. Our sixth amended and restated memorandum of association authorizes our board of directors to issue additional shares (including, without limitation, preferred shares) from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our sixth amended and restated memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements.
Anti-Takeover Provisions
. Some provisions of our sixth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our sixth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
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
Exclusive Forum
. Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than us. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.

C.	Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions,” or elsewhere in this annual report on
Form 20-F.

D.	Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Currency Exchange.”

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
United States Federal Income Tax Considerations
The following discussion is a summary of U.S. federal income tax considerations relating to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion does not discuss all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (including, for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market
treatment,
tax-exempt
organizations (including private foundations), certain former U.S. citizens or long-term residents, investors who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), investors who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation, investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, partnerships or other entities taxable as partnerships for U.S. federal income tax purposes or persons holding ADSs or Class A ordinary shares through such entities, or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those discussed below. This discussion, moreover, does not address the U.S. federal estate and gift tax or alternative minimum tax consequences of the ownership or disposition of our ADSs or Class A ordinary shares, the Medicare tax on net investment income or certain information reporting requirements that may apply to certain U.S. Holders. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and
non-U.S.
income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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
Although the law in this regard is not entirely clear, we treat the VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.
Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current income and assets, we do not believe we were a PFIC for the taxable year ended December 31, 2021 and we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not expect to be or become a PFIC in the current or future taxable years, no assurance can be given in this regard because the determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill at that time. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or future taxable years because the value of assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market value of our ADSs from time-to-time
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
A
non-corporate
U.S. Holder will generally be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A
non-U.S.
corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (ii) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs, but not our Class A ordinary shares, were traded on the New York Stock Exchange, which is an established securities market in the United States, from September 2018 to April 2022. On April 7, 2022, we were notified by the NYSE that the staff of NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE. Trading in our ADSs was suspended after the market close on the NYSE on April 7, 2022. On April 22, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which is expected to be effective ten days after filing the Form 25. Our ADSs have been quoted on the OTC Pink Limited Information, which are not considered established securities markets in the United States for these purposes, under the symbol “LAIXY” after the NYSE suspended the trading of our ADSs. See “Item 3. Key Information—D. Risk Factors —General Risks Relating to Our ADSs— The delisting of our ADSs is expected to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.” If our ADSs remain delisted from the New York Stock Exchange and are not otherwise readily tradable on an established securities market in the United States, dividends received on our ADSs would generally not be eligible to be taxed as dividend income from a qualified foreign corporation.
In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the
U.S.-PRC
income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs, regardless of whether the ADSs are readily tradable on an established securities market in the United States and regardless of whether ordinary shares are represented by the ADSs. Each non-corporate
U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or Class A ordinary shares. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.
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
Sale or Other Disposition of ADSs or Class A Ordinary Shares
A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S. source gain or loss for U.S. foreign tax credit purposes, which may limit the ability to receive a foreign tax credit. Long-term capital gain of non-corporate
U.S. Holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.
In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and China may elect to treat the gain as PRC source income. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the income tax treaty or does not elect to apply the treaty, then such U.S. Holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances, including their eligibility for benefits under the income tax treaty between the United States and China and the potential impact of the recently issued United States Treasury Regulations.

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
If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, the VIEs or any subsidiaries of the VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIEs or any subsidiaries of the VIEs.
As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to such stock. The
mark-to-market
election is available only for stock that is regularly traded on a qualified exchange or other market, which for these purposes generally means a national securities exchange that is registered with the SEC, or a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Our ADSs were traded on the New York Stock Exchange, which is an established securities market in the United States, from September 2018 to April 2022. . On April 7, 2022, we were notified by the NYSE that the staff of NYSE Regulation determined to commence proceedings to delist our ADSs from the NYSE. Trading in our ADSs was suspended after the market close on the NYSE on April 7, 2022. On April 22, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which is expected to be effective ten days after filing the Form 25. Our ADSs have been quoted on the OTC Pink Limited Information, which are not considered established securities markets in the United States for these purposes, under the symbol “LAIXY” after the NYSE suspended the trading of our ADSs. See “Item 3. Key Information—D. Risk Factors —General Risks Relating to Our ADSs— The delisting of our ADSs is expected to have a material adverse effect on the trading and price of our ADSs, and we cannot assure you that our ADSs will be relisted, or that once relisted, they will remain listed.” If our ADSs remain delisted from the New York Stock Exchange and are not otherwise listed on a qualified exchange or other market, as described above, our ADSs would not be treated as “marketable stock” for these purposes and a U.S. Holder would not be eligible to make a mark-to-market
election with respect to our ADSs.
If a U.S. Holder makes a
mark-to-market
election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market
election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market
election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market
election. If a U.S. Holder makes a
mark-to-market
election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer treated as marketable stock or the IRS consents to the revocation of the election. It should also be noted that only the ADSs and not the Class A ordinary shares were listed on the New York Stock Exchange. Consequently, if a U.S. Holder holds Class A ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market
election if we are or were to become a PFIC.

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
If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 or other such form as is required by the United States Treasury Department. Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing of ADSs or Class A ordinary shares if we are or become treated as a PFIC, including the possibility of making a mark-to-market
election.

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
As of December 31, 2021, we had Renminbi-denominated cash and cash equivalents of RMB44.4 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in a decrease of US$0.7 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2021 would result in an increase of US$0.7 million in cash and cash equivalents.
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
Inflation
To date, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.2%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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
Fees and Other Payments Made by the Depositary to Us
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We have not received any reimbursement from the depositary in the year ended December 31, 2021.
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
Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our chief executive officer and our principal accounting officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in
Rules 13a-15(e) of
the Exchange Act, as of December 31, 2021. Based upon that evaluation, our management, with the participation of our chief executive officer and principal accounting officer, has concluded that, as of the end of the period covered by this annual report, we did not maintain effective disclosure controls and procedures as of December 31, 2021 due to the material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.” We have taken action to and will continue to undertake remedial steps to address such material weakness as set forth below under “Internal Control over Financial Reporting.”
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in
Rules 13a-15
(f) under the Exchange Act. Our management, with the participation of our chief executive officer and our principal accounting officer, evaluated the effectiveness of our internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2021 due to a material weakness identified in our internal control over financial reporting as described below under “Internal Control over Financial Reporting.”
Notwithstanding management’s assessment that we did not maintain effective internal control over financial reporting as of December 31, 2021 due to the material weakness identified, we believe that the consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.
Internal Control over Financial Reporting
In the course of preparing and auditing our consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, we and our independent registered public accounting firm respectively identified one material weakness in our internal control over financial reporting as of December 31, 2021. In accordance with reporting requirements set forth by the SEC, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.
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

However, such measures have not been fully implemented and we concluded that the material weakness and deficiencies in our internal control over financial reporting have not been remediated as of December 31, 2021.
Attestation Report of the Registered Public Accounting Firm
We qualified as an “emerging growth company” pursuant to the JOBS Act as of December 31, 2021. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. This annual report on Form
20-F
does not include an attestation report of our independent registered public accounting firm.
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

	Year Ended December 31,
	2020	2021

	(US$ in thousands)
Audit fees (1)	1,015	811
Tax fees (2)	35	—
All other fees	—	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice services.
The policy of our audit committee is to
pre-approve
all audit and
non-audit
services provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis
 services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
See “Item 16G. Corporate Governance.”

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT ’ S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
We were subject to the New York Stock Exchange corporate governance listing standards to the extent we were listed on the New York Stock Exchange. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards. Historically, we followed our home country practice with respect to our board composition in lieu of the requirement of NYSE Listed Company Manual Section 303A.01 to have a majority of independent directors as defined in the NYSE Listed Company Manual. In addition, we followed our home country practice with respect to the approval for adoption and material amendment to our equity-compensation plans in lieu of the requirement of NYSE Listed Company Manual Section 303.08 to obtain shareholder approval on all equity-compensation plans and material revisions thereto. Furthermore, we also followed our home country practice with respect to the annual general meeting in lieu of the requirement of NYSE Listed Company Manual Section 302.00 to hold an annual shareholders’ meeting during each fiscal year. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the applicable corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—General Risks Relating to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.” On April 22, 2022, the NYSE applied to the SEC by filing a Form 25 to delist our ADSs, which is expected to be effective ten days after filing the Form 25.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTION THAT PREVENT INSPECTIONS
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of LAIX Inc. and its subsidiaries and VIEs are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on December 31, 2020 (File No. 001-38657))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit A) (incorporated herein by reference to Exhibit (a)(ii) to the post-effective amendment No. 1 to Form F-6 filed on March 4, 2022 (File No. 333-227151))

2.2	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 filed on September 14, 2018 (File No. 333-227151))

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 filed on September 14, 2018 (File No. 333-227151))

2.4	Form of Amendment No. 1 to the Deposit Agreement (incorporated herein by reference to Exhibit (a)(ii) to the post-effective amendment No. 1 to Form F-6 filed on March 4, 2022 (File No. 333-227151))

2.5*	Description of Securities

4.1	2014 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.2	Amended and Restated 2018 Share Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on September 8, 2020 (File No. 001-38657))

4.3	Third Amended and Restated Shareholders’ Agreement between the Registrant and other parties thereto dated June 16, 2017 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.4	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.5	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.6	English translation of executed form of proxy agreement among a VIE of the Registrant, its shareholders and the WFOE of the Registrant as currently in effect, and a schedule of all executed proxy agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed on April 16, 2020 (File No. 001-38657))

4.7	English translation of executed form of equity pledge agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed equity pledge agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed on April 16, 2020 (File No. 001-38657))

4.8	English translation of executed form of exclusive technology service agreement between a VIE and the WFOE of the Registrant, as currently in effect, and a schedule of all executed exclusive technology service agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed on April 16, 2020 (File No. 001-38657))

4.9	English translation of executed form of exclusive call option agreement among a VIE of the Registrant, its shareholders, and the WFOE of the Registrant, as currently in effect, and a schedule of all executed exclusive call option agreements adopting the same form in respect of a VIE of the Registrant (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed on April 16, 2020 (File No. 001-38657))

4.10	English translation of executed form of Spousal Consent Letter granted by the spouse of each individual shareholder of a VIE of the Registrant, as currently in effect (incorporate herein by reference to Exhibit 10.9 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

4.11	English translation of Loan Agreement dated April 22, 2019 among the WFOE and the shareholders of Shanghai Mengfan Education Training Co., Ltd. (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed on April 16, 2020 (File No. 001-38657))

8.1*	Principal Subsidiaries and Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 filed on August 31, 2018 (File No. 333-227151))

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Fangda Partners

Exhibit Number	Description of Document

15.2*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File — the cover page XBRL tags are embedded within the Exhibit 101 Inline XBRL document set

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LAIX Inc.

By:	/s/ Yi Wang
	Name:	Yi Wang
	Title:	Chairman of the Board of Directors
and Chief Executive Officer
Date: April 26, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of LAIX Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of LAIX Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ deficit and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, the Company has a total shareholder’s deficit and negative working capital as of December 31, 2021 and has incurred negative cash outflows from operating activities in each of the three years in the period ended December 31, 2021. These matters raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 (a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Shanghai, the People’s Republic of China
April 26, 2022
We have served as the Company’s auditor since 2017.

LAIX Inc.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2020 and 2021
(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

			As of December 31,
	Note		2020	2021
			RMB	RMB	US$ (Note 2(e))
ASSETS
Current assets:
Cash and cash equivalents	5		137,996	63,385	9,946
Restricted cash	6		511	171	27
Short-term investments	2	(h)	91,049	6,759	1,061
Accounts receivable, net	7		5,892	2,898	455
Prepayments and other current assets	8 , 22		58,272	42,731	6,705

Total current assets			293,720	115,944	18,194

Non-current assets:
Property and equipment, net	9		30,074	15,026	2,358
Investment in equity fund	2	(j)	5,711	5,580	876
Intangible assets, net	10		14,341	6,031	946
Operating lease right-of-use assets, net	13		82,488	9,283	1,457
Other non-current assets	8		5,866	12	2
Deferred tax assets	1 8		13,547	11,974	1,879

Total non-current assets			152,027	47,906	7,518

Total assets			445,747	163,850	25,712

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB 50,443 and RMB 45,676 as of December 31, 2020 and 2021, respectively)			83,576	65,587	10,292
Customer deposits and deferred revenue, current (including customer deposits and deferred revenue, current of the VIEs without recourse to the Company of RM B 689,325 and RMB 530,712 as of December 31, 2020 and 2021, respectively)			689,325	530,975	83,322
Salary and welfare payable (including salary and welfare payable of the VIEs without recourse to the Company of RMB 56,946 and RMB 31,353 as of December 31, 2020 and 2021, respectively)			132,433	55,002	8,631
Tax payable (including tax payable of the VIEs without recourse to the Company of RMB 48,058 and RMB 48,988 as of December 31, 2020 and 2021, respectively)	11		77,327	79,656	12,500
Operating lease liability, current (including operating lease liability, current of the VIEs without recourse to the Company of RMB 19,465 and RMB 9,821 as of December 31, 2020 and 2021, respectively)	13		31,845	9,880	1,550
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the VIEs without recourse to the Company of RMB 16,405 and RMB 11,077 as of December 31, 2020 and 2021, respectively)	12		19,382	21,912	3,438

Total current liabilities			1,033,888	763,012	119,733

Non-current liabilities
Customer deposits and deferred revenue, non-current (including customer deposits and deferred revenue, non-current of the VIEs without recourse to the Company o f 56,905 and RMB 28,055 as of December 31, 2020 and December 31, 2021)			56,905	28,055	4,402
Operating lease liability, non-current (including operating lease liability, non-current of the VIEs without recourse to the Company of RMB 32,933 and RMB 129 as of December 31, 2020 and 2021, respectively)	13		56,903	226	35
Other non-current liabilities (including other non-current liabilities of the VIEs without recourse to the Company of RMB 2,380 and RMB 2,380 as of December 31, 2020 and 2021, respectively)	12		10,614	4,543	713

Total non-current liabilities			124,422	32,824	5,150

Total liabilities			1,158,310	795,836	124,883

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$ (Note 2(e))
Shareholders’ deficit:
Class A ordinary shares (US$0.001 par value; 200,000,000 shares authorized, 29,926,647 and 30,408,054 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	14	212	215	34
Class B ordinary shares (US$0.001 par value; 25,000,000 shares authorized, 19,675,674 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	14	121	121	19
Subscriptions receivable from founding shareholders		(201)	(279)	(44)
Treasury stock (US$0.001 par value; 781,011 shares as of December 31, 2020 and December 31, 2021, respectively)		(15,327)	(15,327)	(2,405)
Additional paid-in capital		1,198,852	1,221,834	191,733
Accumulated other comprehensive income		10,256	8,019	1,258
Accumulated deficit		(1,906,476)	(1,846,569)	(289,766)

Total shareholders’ deficit		(712,563)	(631,986)	(99,171)

Total liabilities and shareholders’ deficit		445,747	163,850	25,712

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME
For the years ended December 31, 2019, 2020 and 2021
(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

			For the years ended December 31,
	Note		2019	2020	2021
			RMB	RMB	RMB	US$(Note 2 (e))
Net revenues	1 6		1,023,213	972,628	684,928	107,480
Cost of revenues (including share-based compensation expenses of RMB 1,657, RMB 7,154 and RMB 2,176 for the years ended December 31, 2019, 2020 and 2021, respectively)			(273,515)	(277,240)	(140,439)	(22,038)

Gross profit			749,698	695,388	544,489	85,442

Operating expenses:
Sales and marketing expenses (including share-based compensation expenses of RMB 590, RMB 3,282 and RMB 1,060 for the years ended December 31, 2019, 2020 and 2021, respectively)			(969,401)	(801,362)	(325,007)	(51,001)
Research and development expenses (including share-based compensation expenses of RMB 13,966, RMB 14,432 and RMB 13,355 for the years ended December 31, 2019, 2020 and 2021, respectively)			(213,866)	(190,711)	(105,066)	(16,487)
General and administrative expenses (including share-based compensation expenses of RMB 10,470, RMB 4,159 and RMB 5,454 for the years ended December 31, 2019, 2020 and 2021, respectively)			(153,507)	(111,004)	(84,154)	(13,206)

Total operating expenses			(1,336,774)	(1,103,077)	(514,227)	(80,694)

Other operating income			2,390	43	14,206	2,229
(Loss)/income from operations			(584,686)	(407,646)	44,468	6,977

Interest income/(expenses)			11,283	904	(3,790)	(594)
Foreign exchange related (losses)/gains, net			(2,533)	4,671	(63)	(10)
Other income, net	2 ( j ) , (t	)	3,055	9,146	21,001	3,295

(Loss)/income before income tax expenses			(572,881)	(392,925)	61,616	9,668
Income tax expense	1 8		(1,900)	(1,902)	(1,709)	(268)

Net (loss)/income			(574,781)	(394,827)	59,907	9,400

Net (loss)/income attributable to LAIX Inc.’s ordinary shareholders			(574,781)	(394,827)	59,907	9,400

Net (loss)/income			(574,781)	(394,827)	59,907	9,400
Other comprehensive income/(loss) —Foreign currency translation adjustment, net of nil tax			13,165	(19,227)	(2,237)	(351)

Comprehensive (loss)/income			(561,616)	(414,054)	57,670	9,049

Net (loss)/income per Class A and Class B ordinary shares
—Basic	19		(11.64)	(7.99)	1.20	0.19
—Diluted	19		(11.64)	(7.99)	1.19	0.19
Weighted average number of Class A and Class B ordinary shares used in per share calculation
—Basic	19		49,364,429	49,430,696	50,022,094	50,022,094
—Diluted	19		49,364,429	49,430,696	50,277,973	50,277,973

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
For the years ended December 31, 2019, 2020 and 2021
(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	Class A ordinary shares		Class B ordinary shares		Treasury stock		Subscriptions receivable	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Accumulated deficit	Total shareholders’ equity (deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Balance as of January 1, 2019	28,276,557	195	19,675,674	121	—	—	(122)	1,139,250	16,318	(936,868)	218,894
Repurchase of ordinary shares (Note 14)	(591,200)	—	—	—	591,200	(10,730)	—	—	—	—	(10,730)
Share-based compensation expense (Note 15)	—	—	—	—	—	—	—	26,683	—	—	26,683
Exercise of option (Note 15)	1,894,994	13	—	—	—	—	—	1,951	—	—	1,964
Net loss for the year	—	—	—	—	—	—	—	—	—	(574,781)	(574,781)
Foreign currency translation	—	—	—	—	—	—	—	—	13,165	—	13,165

Balance as of December 31, 2019	29,580,351	208	19,675,674	121	591,200	(10,730)	(122)	1,167,884	29,483	(1,511,649)	(324,805)

Repurchase of ordinary shares (Note 14)	(189,811)	—	—	—	189,811	(4,597)	—	—	—	—	(4,597)
Share-based compensation expense (Note 15)	—	—	—	—	—	—	—	29,027	—	—	29,027
Exercise of option (Note 15)	536,107	4	—	—	—	—	(79)	1,941	—	—	1,866
Net loss for the year	—	—	—	—	—	—	—	—	—	(394,827)	(394,827)
Foreign currency translation	—	—	—	—	—	—	—	—	(19,227)	—	(19,227)

Balance as of December 31, 2020	29,926,647	212	19,675,674	121	781,011	(15,327)	(201)	1,198,852	10,256	(1,906,476)	(712,563)

	Class A ordinary shares		Class B ordinary shares		Treasury stock		Subscriptions receivable	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ equity (deficit)
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Share-based compensation expense (Note 1 5 )	—	—	—	—	—	—	—	22,045	—	—	22,045
Exercise of option (Note 1 5 )	481,407	3	—	—	—	—	(78)	937	—	—	862
Net income for the year	—	—	—	—	—	—	—	—	—	59,907	59,907
Foreign currency translation	—	—	—	—	—	—	—	—	(2,237)	—	(2,237)

Balance as of December 31, 2021	30,408,054	215	19,675,674	121	781,011	(15,327)	(279)	1,221,834	8,019	(1,846,569)	(631,986)

The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2019, 2020 and 2021
(Amount in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$(Note 2 (e))
Cash flows from operating activities
Net (loss)/income	(574,781)	(394,827)	59,907	9,400
Adjustments for:
Depreciation of property and equipment (Note 9)	20,287	21,256	11,547	1,814
Amortization of intangible assets (Note 10)	1,300	6,047	5,346	839
Amortization of prepaid interest expense and service fees to loan companies	304	—	—	—
Foreign exchange losses	2,221	1,358	199	31
Share-based compensation (Note 1 5 )	26,683	29,027	22,045	3,459
Amortization of operating lease right-of-use asset (Note 13)	32,301	31,177	19,123	3,001
Interest expense of operating lease liability (Note 13)	8,480	6,182	2,995	470
Investment income	(10,116)	(3,658)	(2,149)	(337)
Impairment of property and equipment (Note 2 (m))	6,857	21,390	3,356	527
Impairment of intangible assets (Note 10)	—	—	2,396	376
Impairment of other current assets (Note 8)	—	—	12,104	1,899
Impairment of other non-current assets (Note 8)	—	—	1,232	194
Disposal gain on property and equipment	—	(165)	(712)	(112)
Changes in assets and liabilities:
Accounts receivable	7,043	1,468	2,994	470
Prepayments and other current assets	29,983	23,661	1,921	301
Other non-current assets	(1,077)	1,758	5,854	919
Deferred tax assets	1,604	1,789	1,573	247
Accounts payable	61,391	(55,255)	(16,427)	(2,578)
Salary and welfare payable	45,652	(21,536)	(77,431)	(12,151)
Tax payable	15,459	2,987	2,329	365
Accrued liabilities and other current liabilities	(606)	3,932	2,530	397
Operating lease liability	(42,228)	(29,706)	(27,556)	(4,324)
Other non-current liabilities	2,735	258	(1,128)	(177)
Customer deposits and deferred revenue, current and non-current	218,344	50,259	(187,200)	(29,376)

Net cash used in operating activities	(148,164)	(302,598)	(155,152)	(24,346)

Cash flows from investing activities:
Purchase of short-term investments	(35,841)	(51,019)	(78,424)	(12,306)
Proceeds from maturity of short-term investments	187,737	224,890	162,721	25,534
Purchase of property and equipment	(49,386)	(2,039)	(1,742)	(273)
Purchase of intangible assets	(2,278)	(7,304)	(4,017)	(630)
Proceeds from disposition of property and equipment	—	329	985	153
Purchase of investment in equity fund (Note 2(j))	(73)	(190)	—	—
Proceeds from return of investment in equity fund (Note 2(j))	87	—	2,149	337

Net cash provided by investing activities	100,246	164,667	81,672	12,815

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$(Note 2 (e))
Cash flows from financing activities:
Proceeds from exercise of share options	1,097	2,131	1,145	180
Cash payment for repurchase ordinary shares (Note 1 4 )	(10,730)	—	—	—
(Prepayment)/cash receipt for the repurchase of ordinary shares program (Note 1 4 )	(6,711)	2,154	—	—

Net cash (used in)/provided by financing activities	(16,344)	4,285	1,145	180

Net decrease in cash, cash equivalents and restricted cash	(64,262)	(133,646)	(72,335)	(11,351)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,522	(10,829)	(2,616)	(411)
Cash, cash equivalents and restricted cash at the beginning of year	344,722	282,982	138,507	21,735

Cash, cash equivalents and restricted cash at the end of year	282,982	138,507	63,556	9,973

Supplemental schedule of non-cash investing and financing activities:
Accounts payable related to the purchase of property and equipment	2,533	1,761	147	23
Payables related to the purchase of copyright	13,295	13,130	8,652	1,358
Non - cash settlement related to repayment of loan and corresponding de-recognition of related receivables	7,187	—	—	—
Other receivables related to share options settlement (Note 8)	867	602	319	50
The accompanying notes are an integral part of these consolidated financial statements.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities
LAIX Inc. (the “Company”) was incorporated on August 19, 2013 under the law of Cayman Islands as an exempted company with limited liability. LAIX Inc., through its subsidiaries and the consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in providing online English learning services through its Liulishuo mobile apps in the People’s Republic of China (the “PRC”). Users can purchase the Group’s services by subscribing the courses either directly from the Group or through authorized online commerce platform partners.
As of December 31, 2021, the Company’s major subsidiaries, the major VIEs and VIE’s subsidiary are as follows:

Company Name	Date of establishment	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Wholly owned subsidiaries of the Company:
LingoChamp US Inc.	Established on August 15, 2017	US	100%	AI lab operation
LingoChamp (HK) Limited	Established on August 29, 2013	Hong Kong	100%	Investment holding
Yuguan Information Technology (Shanghai) Co., Ltd. (“Yuguan WFOE”)	Established on November 19, 2013	PRC	100%	Technology development
Yuling Culture Communication (Shanghai) Co., Ltd.	Established on October 13, 2015	PRC	100%	Provision of cross-border loan arrangement
Variable Interest Entity (“VIEs”)
Shanghai Liulishuo Information and Technology Co., Ltd. (“Shanghai Liulishuo” or “Shanghai Liulishuo VIE”)	Established on May 17, 2013	PRC	100%	Provision of English learning services
Shanghai Mengfan Culture Communication Co., Ltd. (“Mengfan”)	Established on December 8, 2014	PRC	100%	Provision of marketing support services
Shanghai Mengfan Education Technology Co., Ltd. (“Mengfan Education”)	Established on April 18, 2019	PRC	100%	Provision of English learning service
Subsidiary of Variable Interest Entity (“VIE’s subsidiary”)
Wuhan Liulishuo Information and Technology Co., Ltd.	Established on January 14, 2019	PRC	100%	Provision of marketing support service

(b)	Organization Structure
To facilitate offshore financing, an offshore corporate structure was formed in 2013, which was carried out as follows:

1)	On August 19, 2013, u pon L AIX Inc. was incorporated in the Cayman Islands by the founders.

2)	On August 29, 2013, LingoChamp HK was incorporated in Hong Kong with 100% ownership by LAIX Inc .

3)	On November 19, 2013, Yuguan WFOE was incorporated in the PRC with 100% ownership by LingoChamp HK.
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
There are some uncertainties as to whether applicable PRC laws and regulations prohibit foreign investors from providing internet and other business in the PRC. To comply with the relevant PRC laws and regulations, the Company operates substantially all of its business through the VIEs. To provide the Company the control of the VIEs, Yuguan WFOE entered into a series of contractual arrangements with the VIEs or its equity holders as follows:
Contractual Agreements with VIEs
Exclusive Technology Services Agreements
Under the exclusive technology services agreements entered into between the VIEs and Yuguan WFOE, Yuguan WFOE has the exclusive right to provide to the VIEs technology support, business management consulting, marketing consultation, products research and development and technology services which are related to all of the business operations of the VIEs. Yuguan WFOE owns the exclusive ownership of intellectual property rights created because of the performance of this agreement. In return for these services, the VIEs shall pay Yuguan WFOE an annual service fee, which subject to the determination by Yuguan WFOE at its sole discretion. The term of this agreement will expire in 30 years from its establishment and then be automatically renewed except that Yuguan WFOE is entitled to terminate the agreement upon the expiration of such
30-year
term as long as a
30-day
prior written termination notice is provided to the VIEs. The service fee charged by Yuguan WFOE to the VIEs for the years ended December 31, 2019, 2020 and 2021 was RMB 600,999, RMB 426,886 and RMB 233,868, respectively. As of December 31, 2021, RMB 93,506 service fee was remaining to be paid by the VIEs.
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
Equity Pledge Agreements
Pursuant to the equity pledge agreements among Yuguan WFOE, the VIEs and the equity holders of the VIEs, the equity holders of the VIEs shall pledge all of their equity interests in the VIEs to Yuguan WFOE to guarantee the performance by the VIEs and the equity holders’ performance of their respective obligations under the exclusive call option agreements, exclusive technology services agreements, the proxy agreements, the equity pledge agreements entered among Yuguan WFOE, the VIEs and the equity holders of the VIEs and the loan agreement entered by Yuguan WFOE and Mengfan Education. The pledge will be effective upon registration with the local branch of the SAMR. In enforcing the pledge, if the VIEs and/or their shareholders breach their contractual obligations under those agreements, Yuguan WFOE, as pledgee, will be entitled to certain rights, including the right to dispose of the pledged equity interests.

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
Loan Agreement
The equity holders of Mengfan Education and Yuguan WFOE also entered into a loan agreement. Pursuant to the loan agreement, Yuguan WFOE has agreed to extend an interest-free loan in an aggregate amount of
RMB1.0 million
to the shareholders of Mengfan Education solely for the capitalization of Mengfan Education. Pursuant to the loan agreements, Yuguan WFOE has the right to require repayment of the loans upon delivery of thirty-day’s
prior notice to the shareholders, and the shareholders shall repay the loans by sale of their equity interests in Mengfan Education to Yuguan WFOE or its designated persons if required by Yuguan WFOE, or other methods as determined by the board of Yuguan WFOE.
Through the aforementioned contractual agreements, the Company has the ability to:

•	exercise effective control over the VIEs whereby having the power to direct Shanghai Liulishuo, Mengfan and Mengfan Education’s activities that most significantly drive the economic results of them;

•
receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from Shanghai Liulishuo, Mengfan and Mengfan Education as if it was their sole shareholder; and

•	have an exclusive option to purchase all of the equity interests in Shanghai Liulishuo, Mengfan and Mengfan Education.
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

(d)	Combined financial information of the VIEs and VIEs’ subsidiary
The following combined financial information of the Company’s VIEs and VIEs’ subsidiary as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 was included in the accompanying consolidated financial statements of the Group as follows:

	As of December 31,
	2020	2021
Assets
Current assets
Cash and cash equivalents	37,673	2,764
Restricted cash	20	—
Accounts receivable, net	5,892	2,898
Amounts due from inter-company entities	4,254	3,939
Prepayments and other current assets	36,298	32,338

Total current assets	84,137	41,939

Non-current assets
Property and equipment, net	15,773	9,763
Operating lease right-of-use assets, net	48,862	9,133
Other non-current assets	3,510	—
Deferred tax assets	13,547	11,974

Total non-current assets	81,692	30,870

Total assets	165,829	72,809

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

	As of December 31,
	2020	2021
Liabilities
Current liabilities
Accounts payable	50,443	45,676
Amounts due to inter-company entities	169,717	217,089
Customer deposits and deferred revenue, current	689,325	530,712
Salary and welfare payable	56,946	31,353
Tax payable	48,058	48,988
Operating lease liability, current	19,465	9,821
Accrued liabilities and other current liabilities	16,405	11,077

Total current liabilities	1,050,359	894,716

Customer deposits and deferred revenue, non-current	56,905	28,055
Operating lease liability, non-current	32,933	129
Other non-current liabilities	2,380	2,380

Total non-current liabilities	92,218	30,564

Total liabilities	1,142,577	925,280

	For the years ended December 31,
	2019	2020	2021
Net revenues	1,023,213	972,628	684,635
Net (loss)/income (includes inter-company service fee charges incurred in the amounts of RMB 600,999, RMB 426,886 and RMB 233,868, respectively)	(298,596)	(101,843)	124,277

	For the years ended December 31,
	2019	2020	2021
Net cash provided by/(used in) operating activities	109,999	(98,741)	(34,004)
Net cash used in investing activities	(31,603)	(1,030)	(925)
Net cash provided by financing activities	1,000	—	—

Net increase/(decrease) in cash, cash equivalents and restricted cash	79,396	(99,771)	(34,929)

In accordance with the aforementioned agreements, the Company has power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without restrictions. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the respective VIE, except for registered capital, as of December 31, 2020 and 2021. As the VIEs are incorporated as limited liability companies under the PRC Company Law, the creditors of the VIEs do not have recourse to the general credit of the Company. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Company is conducting certain businesses in the PRC through the VIEs, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Company to a loss.
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
Though the PRC has, since 1978, implemented a wide range of market-oriented economic reforms, continued reforms and progress towards a full market-oriented economy are uncertain. In addition, the telecommunication, information, and media industries remain highly regulated. Restrictions are currently in place and are unclear with respect to which segments of these industries foreign owned entities, like the Company, may operate. The Chinese government may issue from time to time new laws or new interpretations on existing laws to regulate areas such as telecommunication, information and media. Regulatory risk also encompasses the interpretation by the tax authorities of current tax laws, and the Company’s legal structure and scope of operations in the PRC, which could be subject to further restrictions resulting in limitations on the Company’s ability to conduct business in the PRC.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of the contractual arrangements with consolidated VIEs. Although the Company believes that the contractual arrangements among its equity holders and Yuguan WFOE comply with PRC law and are legally enforceable. However, the Company cannot assure that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investments in the internet related business through contractual arrangements in the future or that it will not determine that the ownership structure and contractual arrangements violate PRC laws, rules or regulations. If the Company and its consolidated VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

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

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

2.	Principal Accounting Policies

(a)	Basis of preparation and going concern
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
The
Group’s
financial statements have been prepared assuming that the
Group

will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The
Group
incurred net losses of RMB574,781, RMB394,827 and generated net income of RMB59,907 for the years ended December 31, 2019, 2020 and 2021, respectively. Net cash used in operating activities was approximately RMB148,164, RMB302,598 and RMB155,152 for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, the
Group’s
total shareholders’ deficit was RMB631,986 and
it had negative working capital (current liabilities exceeded the current assets) in the amount of

RMB647,068.
The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its plans, which include a business plan to adjust the pace of the Group’s new business implementation in the overseas
market, control operating costs and optimize operational efficiency to improve the Group’s cash flow from operations, and a financial plan to raise external equity or debt financing to fund the continuous operations. To implement the business plan, the Group will continue to enhance user engagement and retention by offering higher quality and diversified content while optimizing its traffic acquisition strategy to efficiently control and reduce the user related costs. The Group will further preserve liquidity and manage cash flows by reducing various discretional expenditures. Additionally, the Group will continue to seek external financing to improve its liquidity position, though there is no assurance that the Group will be successful in obtaining sufficient funding on terms acceptable to the Group to fund continuing operations.
Accordingly, these factors of uncertainties relating to the successful execution of the Group’s business plan in light of the COVID-19 pandemic and the evolving regulatory requirements as well as the uncertainties relating to the possibility of securing sufficient funding raised substantial doubt as to the Group’s ability to continue as a going concern for a period of one year from the issuance of these financial statements. Management has prepared the Group’s consolidated financial statements on going concern basis. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.
Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

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
The Group believes that revenue recognition, liabilities related to incentive programs, consolidation of VIEs, allowance for credit loss, determination of share-based compensation, impairment assessment of long lived assets, the valuation allowance of deferred tax assets and income tax expenses reflect more significant estimates used in the preparation of its consolidated financial statements.
Management makes the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making estimates about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation
The Group’s consolidated financial statements include the financial statements of LAIX Inc., its subsidiaries and the VIEs for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company, its subsidiaries and the VIEs have been eliminated upon consolidation.

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
Transactions denominated in other than the functional currencies are re-measured
into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured
at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive (loss)/income as foreign exchange related gain / loss.
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of the PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at the average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity (deficit) on the consolidated financial statements. The exchange rates used for translation on December 31, 2020 and 2021 were US$1.00=RMB
6.5249 and RMB 6.3757,
respectively, representing the index rates stipulated by the People’s Bank of China.

(e)	Convenience Translation
The unaudited US$ amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1 = RMB
 6.3726
on December 30, 2021, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

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
The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, prepayment and other receivable, accounts payable, operating lease liabilities and accrued liabilities and other liabilities.
As of December 31, 2020 and 2021, the carrying values of cash and cash equivalents, restricted cash, accounts receivable, prepayment and other receivable, accounts payable, operating lease liabilities and accrued liabilities and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.
On a recurring basis, the Group measures its short-term investments at fair value.
The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

	Level 1	Level 2	Level 3	Balance at fair value
As of December 31, 2020
Assets
Short-term investments—Wealth management products	—	91,049	—	91,049

As of December 31, 2021
Assets
Short-term investments—Wealth management products	—	6,759	—	6,759

(g)	Cash and Cash Equivalents
Cash and cash equivalents include cash in bank placed with banks or other financial institutions, which have original maturities of three months or less at the time of purchase and are readily convertible to known amounts of cash.

(h)	Short-term investments
Short-term investments include time deposits with original maturities between three months and one year
with banks in the PRC, and investments in wealth management products issued by certain banks with maturities between three months and one year. The wealth management products are unsecured with variable interest rates. In accordance with ASC 825, for investments in financial instruments with a variable interest rate referenced to performance of underlying assets, the Group elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive (loss)/income as unrealized gains in investments. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(i)	Accounts receivable, net
Accounts receivable primarily consists of the subscription fee for the courses that have been consumed by customers, while still due from distribution channels and online commerce platform partners (collectively, the “Third Parties”), respectively, mainly due to timing difference between the Group’s receipts from the Third Parties versus the Third Parties’ cash receipts from customers. The subscription fee for the courses that have not been consumed by customers but received by Third Parties is recorded as other current assets (Note 8).
Accounts receivable are presented net of allowance for any potentially uncollectible amounts. The Group makes estimates of expected credit and collectability trends for the allowance for credit losses based upon its assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of its Third Parties, current economic conditions, reasonable and supportable forecasts of future economic conditions that may vary by geography, customer-type, or industry sub-vertical,
and other factors that may affect its ability to collect from the Third Parties. Expected credit losses are recorded as general and administrative expenses on the Group’s consolidated statements of comprehensive (loss)/income.
The Group adopted ASU 2016-13 on January 1, 2020 and the adoption did not have a material impact on the Group’s consolidated financial statements and related disclosures. Under the new guidance, the Company measures credit losses for financial assets held at the reporting date (including accounts receivable) based on historical experience, current conditions, and reasonable and supportable forecasts. Although the Group has historically not experienced any credit losses, it may experience increasing credit loss risks from accounts receivable in future periods if its third parties are adversely affected by economic pressures or uncertainty associated with local or global economic recessions, disruption associated with the current
COVID-19
pandemic, or other specific factors, and actual experience in the future may differ from their past experiences or current assessment.

(j)	Investment in equity fund
Investment in equity fund represents the Group’s investment in private equity fund as a limited partnerships. The Group’s limited partnership interest is considered as minor with no virtually influence over the operating and financial policies of the fund. The investment is therefore measured at cost less impairment since its fair value is not readily determinable, and is adjusted for subsequent observable price changes, if any. Gains are recognized as other income when distribution are declared by the fund.

(k)	Intangible assets
Intangible assets purchased and intangible assets arising from acquisitions of subsidiaries are recognized and measured at fair value upon acquisition. The Group’s purchased intangible assets include computer software, domain name and copyright. Computer software and copyright are amortized on a straight-line basis over their useful lives, ranging from
2 to 5
years. Domain name is the intangible assets with indefinite life. The estimated life of intangible assets subject to amortization is reassessed if circumstances occur that indicate the life has changed. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The Group recorded impairment charges of nil, nil and RMB 2,396 for intangible assets for the year ended December 31, 2019, 2020 and 2021 respectively.

(l)	Property and equipment, net
Property and equipment are stated at historical cost less accumulated depreciation and impairment loss, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvements	over the shorter of lease terms or estimated useful lives of the assets
Office equipment	3-5 years
Software	3 years
Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive (loss)/income. The disposal gain or (loss) for the years ended December 31, 2019, 2020 and 2021 was not material.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(m)	Impairment of long-lived assets
For other long-lived assets including property and equipment and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Group recorded impairment charges of RMB
 6,857
,
RMB 21,390 and RMB 3,356 for leasehold improvements related to rental office spaces which had been vacant and unused by the Group for operation in general and administrative expenses for the year ended December 31, 2019, 2020 and 2021, respectively.

(n)	Customer Deposits and Deferred Revenue
Cash proceeds received from customers for
on-line
courses and services provided are initially recorded as customer deposits and deferred revenue and are recognized as revenues when revenue recognition criteria are met. For cash proceeds expected to be consumed within 12 months, customer deposits and deferred revenue will be recorded as current liability, otherwise it is recorded as non-current
liability.
Approximately 45.0
%
and 61.2
%

percent of total revenue recognized in the year ended December 31, 2020 and 2021, respectively is from the customer deposits and deferred revenue balance as of January 1, 2020 and 2021. Remaining performance obligation represents contracted revenue that has not yet been recognized and is equal to the balance of customer deposits and deferred revenue after consideration of estimated refunds, except for
RMB 86,718
related to Kids Liulishuo which represents contracted service revenue that has not yet been recognized and liabilities to the customer because the Company ceased the operation of Kids Liulishuo. The Company plans to satisfy the liabilities for customer deposits by transferring its contracts to Yangpu Liuli (a related party), at the same carry-over basis. The Company expects to retain a portion of the deferred revenue through service charge arrangements with Yangpu Liuli, as more fully explained in Note 21 (1). The majority of the Group’s noncurrent remaining performance obligation is expected to be recognized in the next 13 to 27 months.

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
The Group provides online English learning service to customers through its self-developed mobile apps, English Liulishuo, Liuli Reading and Kids Liulishuo. The Group generates revenue by offering a variety of courses to its customers. The Group primarily offers two types of course packages, namely prepaid standard courses and prepaid multiple course packages. Prepaid standard courses, such as DongNi English, DongNi English A+ and Kids Course, allow customers to purchase courses to be consumed over a certain period of time. Prepaid multiple course packages which contain prepaid standard courses and course credits for one-to-one
tutoring sessions with contract human teachers are provided as the Group’s premium services, and allow customers to purchase multiple courses for use before a certain expiration date. The customers purchase the services by subscribing to prepaid standard courses, prepaid multiple course packages or other courses either directly from the Group or through online commerce platform partners. Subscription fees are generally paid in advance and initially recorded as customer deposits and deferred revenue.
The Group refunds subscription fees corresponding to any remaining undelivered learning services when customers withdraw contracts with the Group. Withdrawals are recorded as reductions of the customer deposits and deferred revenue related to subscription fees received in advance and have no impact on recognized revenue.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The Group has assessed all variable considerations identified when determining the transaction price and such assessment requires the Group to consider various forms that the variable considerations may take. To incentivize the subscription of its prepaid courses, the Group selectively offers performance-based or behavior-based refunds to its customers who subscribe the prepaid courses. The amount of refund is fixed and pre-determined
and may be larger than the subscription fee. In the case that the refund amount is larger than customer’s individual cumulative revenue basis, the Group recognizes such negative revenue as selling expenses. There were negative revenue amounts of
RMB
 2,353, nil and nil
recorded in selling expenses for the years ended December 31, 2019, 2020 and 2021, respectively. Prepaid courses consist of two types of revenue models—the non-refundable
course model and the refundable course model. Revenues for the non-refundable
course model are recognized ratably over the contractual course period as services are provided. Under the refundable course model, a customer is eligible to obtain a refund if the customer achieves certain agreed performance goals or behavior goals, including but not limited to completing a minimum number of learning hours within a set period of time, achieving a minimum number of course sharing on social networking apps within the contractual course period, achieving various measures of learning efficiency, and receiving a certain overall score for each course in the package. Based on the historical records of performance-based or behavior-based refunds, the Group estimates a refund rate that constitutes a reduction of the transaction price to recognize the revenues ratably as services are provided over the contractual course period. When there are no sufficient historical records for the Group’s estimation, revenue will not be recognized until uncertainty associated with the variable considerations is resolved. Except for the aforementioned performance-based or behavior-based refunds to its customers, there is no other circumstances that cause variability in the considerations.
The Group has concluded that it is responsible for the designation and production of all the online courses and the Group is the party contractually and substantively holding all rights to the service of delivering the courses. Therefore, the Group meets the criteria under ASC 606 of having control of the service and should be viewed as the principal in the arrangements. The Group therefore recognizes revenue on a gross basis.
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
For the standard courses included in prepaid multiple course packages, revenue is recognized on a straight-line basis over the contractual course period. For one-to-one
courses, revenue is recognized when the course credit is consumed, with the estimated breakage from unconsumed courses at contract expiration. The expected breakage amount is recognized as revenue in proportion to the pattern of course credits consumed by the customers based on actual breakage data the Group has accumulated. The expected breakage amount is updated on a periodic basis.

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
The Group accounts for internal use software development costs in accordance with guidance on intangible assets and internal use software. This requires capitalization of qualifying costs incurred during the software’s application development stage and to expense costs as they are incurred during the preliminary project and post implementation/operation stages. No cost for developing such software application was capitalized for the periods presented.

(r)	Sales and marketing expenses
Sales and marketing expenses consist primarily of branding and marketing expenses, salary and welfare for sales and marketing personnel, commissions to distribution channels (mobile app stores) and online commerce platform partners, payment processing expenses, rewards to registered users related to incentive programs, and rental expenses for office space associated with sales and marketing personnel. The branding and marketing expenses amounted to RMB 519,719 and RMB 442,012 and RMB 136,833 for the years ended December 31, 2019, 2020 and 2021, respectively.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with the customer that it would not have incurred if the contract had not been obtained. The Group recognizes the incremental costs of obtaining a contract, including the commission to distribution channels (mobile app stores) and online commerce platform partners, as an asset, and amortizes the related cost over the period of expected benefit. Upon the election of the practical expedient under ASC
340-40-25-4,
the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2019, 2020 and 2021, the incremental costs capitalized as assets were not material.

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
The Group adopted ASU
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
The Group has elected to adopt the following lease policies in conjunction with the adoption of ASU
2016-02:
(i) elect for each lease not to separate
non-lease
components from lease components and instead to account for each separate lease component and the non-lease
components associated with that lease component as a single lease component; (ii) for leases that have lease term of 12 months or less and do not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contain a lease, b) the lease classification applied to existing leases, and (c) initial direct costs.

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
The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees. The Group’s obligations are limited to the amounts contributed and no there is no legal obligation beyond the contributions made.

(w)	Income taxes
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.
Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purpose. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.
Uncertain tax positions
The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. No income tax expenses due to uncertain tax position has been recognized for the years ended December 31, 2019, 2020 and 2021 (Note 18).

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
Effective November 8, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to
US$20 million worth of outstanding ADSs of the Company, every one of which represents one class A ordinary share, the ADS ratio before the subsequent event disclosed in Note 21. The program expired in November, 2020.
Repurchased ADSs were recorded as treasury stock and were accounted for under the cost method. Under the cost method, when the Company’s shares are acquired for purposes other than retirement, the costs of the acquired stock will be shown separately as a deduction from the total of capital stock. No repurchased shares of common stock have been retired. Up to December 31, 2021, 781,011 outstanding ADSs (781,011 shares
), every one of which represents one class A ordinary share, the ADS ratio before the subsequent event disclosed in Note 21,

were repurchased with a total consideration of US$
2,196
(RMB
15,327)
on the open market, at a weighted average price of US$
2.81
per ADS.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(z)	Statutory reserves
The
Company
’s subsidiaries and consolidated VIE and its subsidiaries that are incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax
profit determined in accordance with the PRC accounting standards and regulations (“PRC GAAP”).
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
Dividends are recognized when declared. No
dividends were declared for the years ended December 31, 2019, 2020 and 2021, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(ac)	(Loss)/income per share
Basic (loss)/income per share is computed by dividing net (loss)/income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year using the two class method. Using the two class method, net (loss)/income is allocated between ordinary shares and other participating securities (i.e. preferred shares) based on their participating rights.
Diluted (loss)/income per share is calculated by dividing net (loss)/income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the year. Dilutive equivalent shares are excluded from the computation of diluted (loss)/income per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the stock options, using the treasury stock method.

(ad)	Comprehensive (loss)/income
Comprehensive (loss)/income is defined as the change in shareholders’ deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.
Comprehensive (loss)/income is reported in the consolidated statements of comprehensive (loss)/income. Accumulated other comprehensive (losses)/income of the Group include the foreign currency translation adjustments.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(ae)	Segment reporting
Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Group’s chief operating decision makers in deciding how to allocate resources and assess performance. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results including revenue, gross profit and operating profit at a consolidated level only. The Group does not distinguish between markets for the purpose of making decisions about resources allocation and performance assessment.
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
The Group adopted ASU
2016-13
on January 1, 2020 and the adoption did not have a material impact on the Group’s consolidated financial statements and related disclosures.
In August 2018 the FASB issued ASU
No. 2018-13,
Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. This standard eliminates, adds and modifies certain disclosure requirements for fair value measurements in ASC 820, Fair Value Measurement, as part of its disclosure framework project. ASU
2018-13
is effective for the Group beginning January 1, 2020. The amendments in ASU
2018-13
that relate to changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments in ASU
2018-13
should be applied retrospectively to all periods presented upon their effective date. The Group adopted ASU
2018-13
on January 1, 2020 and the adoption did not have a material impact on the Group’s disclosures.
In December 2019, the FASB issued ASU
No. 2019-12,
Simplifying the Accounting for Income Taxes
, as part of its initiative to reduce complexity in accounting standards. For the Group, amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Group adopted the ASU prospectively on January 1, 2021. The ASU did not have a material impact on the consolidated financial statements.

(ag)	Recently issued accounting pronouncements not yet adopted
In May 2021, the FASB issued ASU
No. 2021-04,
Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic
470-50),
Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic
815-40)
to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

In October 2021, the FASB issued ASU
No. 2021-08,
Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU
2021-08),
which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for the Group are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Group is currently evaluating the impact of the new guidance on the consolidated financial statements.

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

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(2)	Violation of intellectual property rights of others
Certain of the Company’s courses, in particular its free course featuring pop culture themes, contain unauthorized third-party content. The Company is in the process of removing unauthorized content from its platform and/or obtaining rights to use such content from the copyright holders. Additionally, there is the possibility that there may be third-party intellectual property rights, portraiture right or other rights that are infringed by the Company’s services or other aspects of the Company’s business of which the Company is unawarene. To the extent that the Company’s employees or consultants use intellectual property owned by others or unauthorized portraits in their work, disputes may arise as to the rights in related know-how
and inventions, portraits and other proprietary assets. In addition, the Company’s platform is open to all users. Content posted by users on platform, may expose the Company to allegations by third parties of infringement of intellectual property rights, invasion of privacy, defamation and other violations of third-party rights. In particular, users may share English learning materials or methods with other users by posting a video, audio clip or other forms of content on platform, which may subject the Company to claims of infringement of third-party intellectual property rights or other rights contained in the copyrighted video, audio clip or other forms of content. Although the Company has required users to post only legally compliant and non-offensive
materials, a third party may still find user-generated content posted on the Company’s platform to infringe on intellectual property rights or other rights, or to be offensive and take action against the Company in connection with such content. Holders of such intellectual property rights or other rights may seek to enforce such rights against the Company in China, the United States or other jurisdictions. If any third-party infringement claims are brought against the Company, the Company may be forced to divert management’s time and other resources from their business and operations to defend against these claims, regardless of their merits.
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
The Group believes that the risks of material loss related to the use of unauthorized third-party contents are remote.

(3)	Impact of Double Alleviating Opinions
On July 24, 2021, the General Office of the CPC Central Committee and the General Office of the State Council issued the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring (“AST”) for Students in Compulsory Education, or the Double Alleviating Opinions, which is intended to strengthen the supervision of discipline training institutions for the compulsory education stage and also mandates management of off-campus
training for preschool children and high school students, especially that: (i) no new approvals shall be granted to AST Institutions providing tutoring service related to academic subjects in compulsory education stage, or Academic AST Institutions; (ii) existing Academic AST Institutions are required to convert themselves into non-profit
institutions; (iii) an approval mechanism will be adopted with regard to the existing online Academic AST Institutions which previously filed with competent authorities; (iv) Academic AST Institutions are prohibited from raising funds through publicly listing or other capitalization operations; (v) listed companies are prohibited from investing in Academic AST institution or purchase Academic AST Institutions’ assets by means of issuance of shares or by cash; (vi) foreign investors are prohibited from investing in Academic AST Institutions through mergers and acquisitions, entrustment, franchise and variable interest entities. Furthermore, any existing behaviors in violation of the above restrictions are required to be rectified. In addition, The Double Alleviating Opinions further provides that no approvals will be granted to AST Institutions providing academic subjects tutoring service to pre-school
children (i.e. children from three to six years old) and ordinary senior high school students, that any online and offline tutoring service provided to pre-school
children is strictly prohibited and that the administration in connection with Academic AST Institution targeting ordinary senior high school students shall be carried out by reference to the requirements and restrictions under the Double Alleviating Opinions.
On August 30, 2021, additional regulation has been announced that requires that: (i) existing for-profit
Academic AST Institutions shall conduct
de-registration
procedure as
for-profit
entities and either stop providing academic AST service or covert themselves into a non-profit
institutions through registration process with local counterparts of the MCA by the end of 2021; and (ii) the ICP license held by existing online for-profit
Academic AST Institutions who fail to rectify or to obtain approval as a non-profit
institution shall be cancelled and such institutions shall be prohibited from online tutoring activities.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

For the avoidance of being deemed as an institution that might be subject to the restrictive requirements of the Double Alleviating Opinions due to the content offering on Kids Liulishuo, the Company ceased offering such content from January 2022 and management believes that the remaining products and services the Company currently offers do not constitute “tutoring service related to academic subjects of compulsory education stage” and thus would not be subject to the above restrictions. Yangpu Liuli, a private non-profit institution that holds a private school operating permit and established by the Company’s three founders with their personal donations as registered capital, was granted the right by the Company to utilize and operate “Kids Liulishuo” for which the Company will charge a licensing fee. As result, the Group believes that the risks of non-compliance resulted by the impact of Double Alleviating Opinions are remote. However, the Group cannot assure that the government authorities will not take a different view in the future, or whether they would agree that the fee being charged for the license is “just and fair”. The Group’s previous operation of “Kids Liulishuo” may be regarded by the applicable governmental authorities as historical non-compliance and be subject to penalties. The Group may be required to cease operation of certain part or all of the tutoring services or cease cooperation with Yangpu Liuli, and be further subject to fines or other sanctions, or be required to obtain extra approvals, licenses, permits, or otherwise comply with current or additional regulatory requirements in the future, due to clarification or change in interpretation or implementation of laws and regulations in the education industry, or promulgation of new regulations or guidelines regulating tutoring institutions. As part of the arrangement with Yangpu Liuli, the Company obtained the agreement of its customers to transfer its performance obligations (in the amount of approximately RMB 86,718 as of December 31, 2021) to be fulfilled by Yangpu Liuli, effective January 1, 2022. If the contemplated arrangement is ultimately deemed unacceptable by regulation, the Company would be unable to satisfy its performance obligation to customers and may then be required to refund the unused portion of the customer deposits. Refer to Note 2(a) regarding the Company’s financial resources and going concern.

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
Accounts receivable is typically unsecured and are derived from revenue earned either directly from customers or through distribution channels and online commerce platform partners. The Group’s business model requires the users to make full prepayment for the course subscribed and the payment collection is made through reputable distribution channels and online commerce platform partners. The risk with respect to accounts receivable is low and mitigated by credit evaluations performed by the Group.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

(i)	Concentration of revenues
No single customer represented 10%
or more of the Group’s net revenues for the years ended December 31, 2019, 2020 and 2021.

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
The following table summarized entities with greater than 10% of the accounts receivable:

	As of December 31,
	2020	2021
Distribution channel A	50%	34%
Distribution channel B	20%	20%

4	Significant equity transactions
Initial public offering (“IPO”)
On October 1, 2018, the Company completed its IPO on the New York Stock Exchange under the symbol of “LAIX”. The Company offered 5,750,000 American Depositary Shares (“ADS”). Each ADS represents one Class A ordinary share, the ADS ratio before the subsequent event disclosed in Note 21 and was sold to the public at US$12.50 per ADS. Net proceeds raised by the Company from the IPO in total amounted to approximately RMB 441,166 (US$64,130) after deducting underwriting discounts and commissions and other offering expenses.
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
Cash and cash equivalents represent cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use. The following table sets forth a breakdown of cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2020 and 2021. The overseas cash and cash equivalents are primarily held by the Company and its subsidiaries in Hong Kong and US.

	RMB amount (RMB denominated)			RMB equivalent amount (US$ denominated)			Total
	Overseas	China		Overseas	China
		Non VIE	VIE		Non VIE	VIE
December 31, 2020	5,668	33,310	37,673	32,702	28,643	—	137,996
December 31, 2021	3,184	38,457	2,764	6,558	12,422	—	63,385

6.	Restricted cash
Restricted cash mainly represents the cash proceeds from the exercise of share options by the Group’s employee, executives and directors held in a bank account which have yet to be transmitted to them.

	As of December 31,
	2020	2021
Restricted cash for exercise of share options to be transmitted to employees	491	171
Cash deposit held in designated bank account	20	—

Total restricted cash	511	171

7.	Accounts receivable, net

	As of December 31,
	2020	2021
Accounts receivable, gross	5,892	2,898
Less: allowance for credit losses	—	—

Accounts receivable, net	5,892	2,898

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

8.	Other assets
The other assets consist of the following:

	As of December 31,
	2020	2021
Prepayment and other current assets
Subscription fees receivables due from distribution channels and online commerce platform partners for unconsumed courses	9,587	19,689
Rental deposits refundable within one year	2,009	4,093
Receivables from payment- processing- service providers	5,255	3,890
Prepaid advertising fees	4,551	3,854
Prepaid insurance fees	5,099	3,111
Gift goods to be used in promotion and incentive programs (c)	9,346	2,320
Prepayments of service fees	3,060	1,961
Prepayment of software license fee	2,500	1,195
Loan receivables from shareholders (Note 22)	—	1,000
Payment for digital contents (a) (c)	6,621	435
Loans and advance to employees (b) (c)	2,899	425
Prepaid rental fee	72	126
Value-added tax receivable	3,797	49
Printing course materials (c)	1,906	—
Others	1,570	583

Total prepayment and other current assets	58,272	42,731

Non-current assets
Long-term rental deposits	4,643	12
Prepayment for courses copyright (c)	1,223	—

Total non-current assets	5,866	12

(a)
Payment for digital contents represent the payment to a publisher for the access to digital books of which the control has been obtained. The respective content costs will be realized into cost of revenue along with the revenue recognition of the subscription to the courses.

(b)
As of December 31, 2021, loans and advance to employees consists of 1) advance to employees of RMB 106 (US$17) for future travel and other business
-
related purpose; and 2) receivables from employees for the option exercised price of RMB319 (US$ 50)
.

(c)
The other assets represent the net amount after the impairment. Write-down of the carrying amount of the other assets was nil, nil, and

RMB13,336
(US$2,093) for the years ended December 31, 2019, 2020 and 2021, respectively on gift goods to be used in promotion and incentive programs, payment for digital contents, loans and advance to employees, printing course materials and prepayment for course copyright.

9.	Property and equipment, net
Property and equipment consist of the following:

	As of December 31,
	2020	2021
Cost:
Leasehold improvements	45,020	30,045
Office equipment	31,539	25,652
Software	1,651	1,651

Total cost	78,210	57,348
Less: Accumulated depreciation	(40,427)	(42,220)
Less: Impairment loss	(7,709)	(102)

Property and equipment, net	30,074	15,026

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Depreciation expense recognized for the years ended December 31, 2019, 2020 and 2021 are summarized as follows:

	For the years ended December 31,
	2019	2020	2021
Cost of revenues	4,095	5,189	2,731
Sales and marketing expenses	12,801	11,350	6,233
Research and development	2,729	2,837	1,692
General and administrative expenses	662	1,880	891

Total	20,287	21,256	11,547

10.	Intangible assets

	As of December 31,
	2020	2021
Copyright (Note 12(a))	20,242	17,191
Computer software	862	805
Domain name	484	485
Less: Accumulated amortization	(7,404)	(10,029)
Less: Impairment loss	—	(2,396)
Add: translation difference	157	(25)

Intangible assets, net	14,341	6,031

Amortization expense was RMB 1,300, RMB 6,047 and RMB 5,346 for the years ended December 31, 2019, 2020 and 2021, respectively. The
Group
will record estimated amortization expenses of RMB 2,737, RMB 2,081, RMB 700, RMB 64 and nil for the years ended December 31, 2022, 2023, 2024, 2025 and 2026
,
respectively.

11.	Tax payable

	As of December 31,
	2020	2021
Uncertain tax position (Note 1 8 )	41,100	41,100
Withholding individual income tax	36,226	35,185
Value added tax	1	3,347
Other tax	—	24

Total	77,327	79,656

The Group’s revenues are subject to value-added tax at a rate o
f
6%.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

12.	Accrued liabilities and other liabilities

	As of December 31,
	2020	2021
Accrued liabilities and other current liabilities
Payables related to professional service fee	6,753	9,394
Accrual for exchange golden coins and membership credits	5,156	5,181
Due to depository bank - current	945	4,619
Government grant	5,450	1,125
Payables to employees related to net proceeds from share options exercised (Note 6)	491	171
Others	587	1,422

Total	19,382	21,912

Non-Current
Payables related to copyright (a)	6,622	2,163
Government grant	2,380	2,380
Due to depository bank - non-current	1,612	—

Total	10,614	4,543

(a)	The Group purchased copyrights from third party copyright owners for the purpose of new product development and recorded liability for the payment not yet settled.

13.	Leases
The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are five years or less. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases and the Group has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments, discounted at
 5.7%,
the Group’s incremental borrowing rate, over the expected term. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.
Information related to operating leases as of December 31, 2020 and 2021 are as follows (in thousands, except for percentages and years).

	As of December 31,	As of December 31,
	2020	2021
Assets
Operating lease right of use assets, net	82,488	9,283
Liabilities
Operating lease liabilities, current	31,845	9,880
Operating lease liabilities, non-current	56,903	226
Weighted average remaining lease term (years)	3.20	0.92
Weighted average discount rate	5.70%	5.70%

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Information related to operating lease activity during the year ended December 31, 2020 and 2021 are as follows:

	As of December 31,	As of December 31,
	2020	2021
Operating lease rental expense
Amortization of right of use assets	31,177	19,123
Expense for short-term leases within 12 months	1,743	341
Interest of lease liabilities	6,182	2,995

	39,102	22,459

Supplemental cash flow information related to leases was as follows:

	For the Year ended December 31,	For the Year ended December 31,
	2020	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payment	29,706	27,556
Right-of-use assets obtained in exchange for lease obligations:
Operating lease liabilities	1,330	1,335

Maturities of lease liabilities are as follows:

As of December 31,
2021
2022	10,070
2023	195
2024	35

Total undiscounted lease payment	10,300
Less: imputed interest	(194)

Total lease liabilities	10,106

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

14.	Ordinary shares
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
Immediately prior to the Company’s IPO on October 1, 2018, the Company had 158,861 Class A ordinary shares, 19,675,674 Class B ordinary shares and 22,367,696 Preferred Shares issued and outstanding.
On October 1, 2018, the Company consummated its IPO on the New York Stock Exchange with a total 5,750,000 Class A ordinary shares issued at a price of US$12.5 per share. After deducting underwriting discounts and commissions and other offering expenses, the net proceeds raised from the IPO amounted to approximately RMB441,166 (US$64,130). Immediately prior to the completion of the Company’s IPO, all of the Preferred Shares were converted to Class A ordinary shares based on the conversion price. Immediately after the IPO, the Company had 177,473,443 Class A ordinary shares and 5,324,326 Class B ordinary shares authorized but unissued, 25,000,000 shares authorized were not designated and unissued, 22,526,257 Class A ordinary shares and 19,675,674 Class B ordinary shares issued and outstanding.
The proceeds of the subscription capital from founding shareholders and the share options exercised by employees of RMB201 (US$31) and

RMB279
(US$44) were remained outstanding as of December 31, 2020 and 2021 respectively, and such amount was presented as subscriptions receivable, a contra-equity balance on the consolidated balance sheets.
On November 14, 2019, the Board of Directors approved a share repurchase program to repurchase in the open market up to US$20 million worth of outstanding ADSs of the Company, every one of which represents one Class A ordinary share, the ADS ratio before the subsequent event as disclosed in Note 21, from time to time over the next 12 months. In 2019, the Company paid total prepayment of US$2,500 (RMB17,441) for share repurchase. For the years ended of 2019 and 2020, 591,200 and 189,811 outstanding ADSs (591,200 and 189,811 shares) were repurchased with a total consideration of US$1,541 (RMB 10,730) and US$655 (RMB 4,597), on the open market at a weighted average price of US$2.61 and US$3.45 per ADS (per share), respectively. On May 20, 2020, the Company terminated the share repurchase program and withdrew the residual prepayment of US$304 (RMB2,154).

15.	Share-based compensation
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

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

On July 31, 2018, the Board of Directors of the Company approved its 2018 Share Incentive Plan (the “2018 Plan”). Under the 2018 Plan, share-based awards such as share options, restricted shares, restricted share units and share appreciation rights may be granted. The 2018 Plan is valid and effective for a term of ten years commencing from its adoption. The maximum aggregate number of ordinary shares which may be issued pursuant to all share-based awards under the 2018 Plan is (i) initially 5% of total authorized ordinary shares after completion of the Company’s IPO, and (ii) an increase not exceeding 1.5% of the total issued and outstanding ordinary shares as of December 31 of the respective preceding year. The aggregate size shall not exceed 5% of the total number of issued and outstanding shares at any given time.
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
The

number of shares remaining reserved for issuance under the 2018 Amended Plan
4,542,562
as of December 31, 202
1
.
The options granted to the Group’s employees and directors under the 2014 Plan and the 2018 Amended Plan are vested upon satisfaction of service condition, which is generally satisfied over one or four years.

The granted option are annually vested on the last day of each anniversary.
Share-based compensation expense related to the option awards granted amounted to RMB 26,683, RMB 29,027 and RMB 22,045 for the years ended December 31, 2019, 2020 and 2021.
The following table sets forth the summary of employee option activity for the years ended December 31, 2019, 2020 and 2021:

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
		USD	In years	USD’000	USD
Outstanding at January 1, 2019	4,980,394	0.3806	8.19	35,875	7.13
Granted	490,759	0.6000			7.27
Exercised	(1,894,994)	0.1484
Forfeited	(937,438)	0.5477

Outstanding at December 31, 2019	2,638,721	0.5288	8.39	11,429	8.76

Outstanding at January 1, 2020	2,638,721	0.5288	8.39	11,429	8.76
Granted	2,983,730	0.6633			2.38
Exercised	(536,107)	0.5246
Forfeited	(1,920,717)	0.4849

Outstanding at December 31, 2020	3,165,627	0.6829	8.74	3,070	4.95

Outstanding at January 1, 2021	3,165,627	0.6829	8.74	3,070	4.95
Granted	110,000	0.6000			1.85
Exercised	(481,407)	0.3016
Forfeited	(854,470)	0.5611

Outstanding at December 31, 2021	1,939,750	0.8265	7.74	190	5.35

Vested and expected to vest at December 31, 2021	1,591,307	0.8630	7.64	187	5.64
Exercisable at December 31, 2021	1,004,010	0.6207	7.32	130	6.88

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The aggregate intrinsic value per share is calculated as the difference between the exercise price of the options and the fair value of the underlying shares of RMB34.37 (US$4.86), RMB 9.92 (US$ 1.52) and RMB 3.58 (US$ 0.56) at December 31, 2019, 2020 and 2021.
The total fair value of share options vested during the years ended December 31, 2019, 2020 and 2021 was RMB 48,978, RMB 35,652 and RMB 24,376, respectively.
As of December 31, 2021, there were RMB 20,854 of unrecognized share-based compensation expenses related to share options granted to the employees, which were expected to be recognized over a weighted-average vesting period of 1.46 years.
To the extent the actual forfeiture rate is different from the Group’s estimate, the actual share-based compensation related to these awards may be different from the expectation.
The binomial option pricing model is used to determine the fair value of the share options granted to employees and directors. The fair values of share options granted during the years ended December 31, 2019, 2020 and 2021.

	2019	2020	2021
Expected volatility (i)	45.82%~47.20%	46.8%~53.05%	55.30%
Risk-free interest rate (ii)	1.75%~2.82%	0.78%~0.99%	1.89%
Exercise multiple	2.8	2.2~2.8	2.2
Expected dividend yield (iii)	0%	0%	0%
Contractual term	10	10	10
Expected forfeiture rate (post-vesting)	5%	5%	5%
Exercise price	US$0.60	US$0.01\US$0.60\US$3.24	US$0.60
Fair value of the common share on the date of option grant (US$) (iv)	US$2.90-US$11.94	US$1.26~US$4.11	US$1.85

Notes:
(i)	Expected volatility is estimated based on the average of historical volatilities of the comparable companies in the same industry as at the valuation dates.
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

16.	Revenue
For the years ended December 31, 2019, 2020 and 2021, the majority of the Group’s revenue was generated in the PRC. The Group also generated revenue from overseas markets; however, the associated revenue amount was not material for the years ended December 31, 2019, 2020 and 2021. The disaggregated revenues by course plans were as follows:

	For the years ended December 31,
	2019	2020	2021
Prepaid standard courses	997,794	924,695	551,836
Prepaid multiple course packages	13,139	44,876	115,356
Other courses	12,280	3,057	17,736

Net revenues	1,023,213	972,628	684,928

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, ex
c
ept share data and per share data, or otherwise noted)

17.	Employee benefits
The full-time employees of the Company’s subsidiaries and VIEs that are incorporated in the PRC are entitled to staff welfare benefits including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. These companies are required to contribute to these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and charge the amount contributed to these benefit schemes to the consolidated statements of comprehensive (loss)/income. The total amounts charged to the consolidated statements of comprehensive (loss)/income for such employee benefits amounted to RMB 122,064 and RMB 80,285 and RMB 37,425 for the years ended December 31, 2019, 2020 and 2021, respectively. The PRC government is responsible for the welfare and medical benefits and ultimate pension liability to these employees.

18.	Income Taxes

(a)	Cayman Islands
Under the current tax laws of Cayman Islands, the Company is not subject to income, corporation or capital gains tax, and no withholding tax is imposed upon the payment of dividends.

(b)	Hong Kong Profits Tax
The Company’s subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax rate of 16.5% on its estimated assessable profit for the years ended December 31, 2019, 2020 and 2021. Dividends income received from subsidiaries in China are not subject to Hong Kong profits tax while subject withholding tax.

(c)	U.S. Corporate Income Tax
One of the Company’s subsidiaries, Lingochamp US Inc. (“Lingochamp US”) is a Delaware corporation that is subject to U.S. federal corporate income tax and California corporate franchise tax on its taxable income. The applicable U.S. federal corporate tax rate is 21% for taxable years beginning after December 31, 2017. The California corporate franchise tax rate is 8.84%.
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

Group
. In addition, the California corporate franchise tax remained the same after the enactment of the Tax Act.

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
All other subsidiaries and VIEs of the Company established in the PRC are subject to EIT at 25%.

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
No dividend was distributed by the PRC entities within the Group outside China for the periods presented.
A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended December 31,
	2019	2020	2021
	%	%	%
PRC Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(20.2)%	(24.9)%	25.6%
Super deduction of research and development expenses	3.9%	6.1%	(22.0)%
Non-deductible expenses	(0.6)%	(0.2)%	(0.7	) %
Difference in EIT rates of certain overseas entities	(1.0)%	(2.0)%	4.4%
Tax filing difference	0.7%	0.1%	—
Effect of tax holiday (Note)	(8.1)%	(4.6)%	(29.6)%

Total	(0.3)%	(0.5)%	2.7%

Note: The provisions for income taxes for the years ended December 31, 2019, 2020 and 2021 differ from the amounts computed by applying the EIT primarily due to preferential tax rate enjoyed by certain subsidiaries and VIEs of the Company.
(Gain)/Loss from domestic and foreign components before income tax expenses

	For the years ended December 31,
	2019	2020	2021
Domestic	560,503	383,730	(75,618)
Foreign	12,378	9,195	14,002

Total	572,881	392,925	(61,616)

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Composition of income tax expense
The current and deferred portions of income tax expense included in the consolidated statements of comprehensive (loss)/income are as follows:

	For the years ended December 31,
	2019	2020	2021
Current income tax expense	296	113	136
Deferred income tax expense	1,604	1,789	1,573

Income tax expense	1,900	1,902	1,709

Deferred tax assets and liabilities
Deferred taxes were measured using the enacted tax rates for the periods in which they are expected to be reversed. The tax effects of temporary differences that give rise to the deferred tax asset balances as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
Deferred tax assets
Deductible temporary difference related to advertising expenses	128,756	122,141
Deductible temporary difference related to accruals and other payables	24,954	21,192
Tax losses carried forward	163,998	186,963

Total deferred tax assets	317,708	330,296
Less: valuation allowance	(304,161)	(318,322)

Total deferred tax assets	13,547	11,974

As of December 31, 2021, the PRC entities of the
Group
had tax loss carryforwards of RMB 995,502, which can be carried forward to offset taxable income. The carryforwards period for tax losses under the EIT Law is five years generally or ten years for HNTE entities. The tax losses carry forward of the
Group
will start to expire in 2022 for the amount of RMB
67
if not utilized. The remaining tax losses carryforwards will expire in varying amounts between 2023 and 2031. Other than the expiration, there are no other limitations or restrictions upon the
Group
’s ability to use these tax losses carryforwards. There is no expiration for the advertising expenses carry-forwards.
As of December 31, 2021, the Company’s subsidiary incorporated in Hong Kong had tax loss carryforwards of RMB 1,484, which can be carried forward to offset taxable income indefinitely.
As of December 31, 2021, the Company’s US subsidiary, Lingochamp US which is a Delaware corporation, had U.S. federal net operating loss (the “NOL”) carry-forwards of RMB 3,015. Under the U.S. tax law, federal NOL carry-forwards arising in tax years beginning after December 31, 2017 can be carried forward indefinitely but the maximum deduction is reduced to 80% of the taxable income, while NOL carry-forwards arising in 2017 or prior can be carried back two tax years and carried forward up to 20 years. Thus, Lingochamp US federal net operating loss arisen in 2017 amounted to RMB 212 will expire in 2038.
On March 27, 2020, US President Trump signed into law “Coronavirus Aid, Relief, and Economic Security Act” (“CARES Act”), which modifies the treatment of NOL generated and utilised in 2018, 2019 and 2020. For the taxable years of 2018, 2019
and 2020, Lingochamp US will be entitled to an NOL deduction equal to 100% of the taxable income. For taxable years beginning after 2021, the NOL deduction of Lingochamp US will be limited to 80% of taxable income when utilizing NOL generated after December 31, 2017. According to CARES Act, the NOL arisen in 2018 and 2020 amounted to RMB 2,753 can be carried forward indefinitely.
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

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

As of December 31, 2020 and 2021, valuation allowances of RMB 304,161 and RMB 318,322 were provided because it was more likely than not that the Group will not be able to utilize certain tax losses carry-forwards and other deferred tax assets generated by its subsidiaries and the VIEs.
Movement of valuation allowance is as follows:

	For the years ended December 31,
	2019	2020	2021
Beginning balance	90,979	206,471	304,161
Additions	137,122	103,399	36,061
Reversals	(21,630)	(5,709)	(21,900)

Ending balance	206,471	304,161	318,322

Uncertain Tax Positions
The following table summarizes activity of the total amounts of unrecognized tax benefits:

	For the years ended December 31,
	2019	2020	2021
Beginning balance	41,100	41,100	41,100
Increases related to tax positions taken during the current year	—	—	—

Total	41,100	41,100	41,100

The Company operates its business through its PRC subsidiaries. Under the current PRC tax laws and regulations, certain operating expenses incurred by PRC subsidiaries are not deductible from taxable income until the Company obtains the approval from local tax authorities. The Company believes it is more likely than not that such operating expenses is not deductible and would possibly be subject to income taxes. In 2018, the Company provided uncertain tax provision with amount of RMB 41,100 for the aforementioned operating expenses with amount of RMB 324,701. The associated income tax expense was calculated by applying the applicable tax rate to the deemed nondeductible operating expenses amount and includes the late payment interest based on the applicable tax rules. The unrecognized tax benefits are recorded in tax payable in the consolidated balance sheets.

19.	Basic and diluted net (loss)/income per share

(a)	Basic and diluted net (loss)/income per share
Basic (loss)/income per share and diluted (loss)/income per share have been calculated in accordance with ASC 260 on computation of the (loss)/income per share for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the years ended December 31,
	2019	2020	2021
Numerator:
Net (loss)/income	(574,781)	(394,827)	59,907

Net (loss)/income attributable to ordinary shareholders-Basic and diluted	(574,781)	(394,827)	59,907

Denominator:
Denominator for basic and diluted (loss)/income per share weighted-average ordinary shares outstanding (Note *1 and *2)
Basic	49,364,429	49,430,696	50,022,094
diluted	49,364,429	49,430,696	50,277,973
Basic (loss)/income per share	(11.64)	(7.99)	1.20
Diluted (loss)/income per share	(11.64)	(7.99)	1.19

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Denominator for basic and diluted (loss)/income per ADS weighted-average ADS outstanding (Note *3)
Basic	3,526,031	3,530,764	3,573,007
diluted	3,526,031	3,530,764	3,591,284
Basic (loss)/income per ADS	(162.96)	(111.86)	16.80
Diluted (loss)/income per ADS	(162.96)	(111.86)	16.66

Note(*):
(1)	The effects of all outstanding share options of 1,051,152 in 2019 and 372,273 in 2020 have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive.
(2)
Options exercisable for a minimal exercise price are included in the denominator of basic loss per share calculation once there are no further vesting conditions or contingencies associated with them, as they are considered contingently issuable shares. Accordingly, the weighted average number of shares of nil, nil and 215,684 related to these options, for which the exercise price is US$0.01 per share, are included in the denominator for the computation of basic net (loss)/income per share for the years ended December 31, 2019, 2020 and 2021, respectively.

(3)
Basic and diluted net (loss)/income per ADS calculation was given the retroactive effect per the subsequent event disclosed in Note 21. The ADS in this Note represents the new ADS ratio of one (1) ADS to fourteen (14) Class A ordinary share.

20.	Contingencies
Litigation
In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2020 and 2021, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows.

21.	Subsequent events
The Group has evaluated the subsequent events through April 26, 2022, the date on which the consolidated financial statements were reissued with no significant subsequent events identified except for the events disclosed below.

(1)
From January 2022, the Company ceased the operation of Kids Liulishuo in light of the requirements of the Double Alleviating Opinions and granted Yangpu Liuli a private non-profit after-school tutoring institution founded by the Company’s founders, the right to utilize and operate Kids Liulishuo for which the Company will charge Yangpu Liuli on a monthly basis: (i) a royalty fee of
 20
% of its revenues through a software licensing arrangement, and (ii)
10
% of its revenues through a service agreement for the provision of administrative supporting services, including legal, human resources, financial and managerial supporting services by the Company. Given that the royalty fees and service fees charged under the related-party agreements must be “fair”, “just” and “reasonable”, while no specific guidance has been issued so far as to how these terms should be implemented. The Group has no assurance that the fee going to be charged between the Company and Yangpu Liuli would be determined to be “fair, just and reasonable” by the relevant government authorities absent further guidance or administrative practice. The Group may be required to cease cooperation with Yangpu Liuli and be further subject to fines or other sanctions. Refer to Note 2(a) regarding the Company’s financial resources and going concern.

(2)
In February 2022, the Company announced the ratio of its American Depositary Shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.001 per share, would change from the current ADS Ratio of one (1) ADS to one (1) Class A ordinary share to a new ADS Ratio of one (1) ADS to fourteen (14) Class A ordinary shares. The change became effective on March 4, 2022.

(3)
On
April 7, 2022, the NYSE commenced proceedings to delist the Company’s ADSs and suspended the trading of these ADSs which have been then quoted on the OTC Pink Limited Information under the symbol “LAIXY”. The delisting will become effective ten days after the NYSE’s application to SEC which was submitted on April 22, 2022.

22.	Related party transaction and balance
Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. The table below sets forth the related parties and their relationships with the Company as of December 31, 2021:

Name of related parties	Relationship with the Company
Yi Wang	Shareholder of the Company
Zheren Hu	Shareholder of the Company
Hui Lin	Shareholder of the Company

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

The related parties’ transactions for the years ended December 31, 2019, 2020 and 2021 and related parties balances as of December 31, 2020 and 2021 were as follows:

	For the years ended December 31,
	2019	2020	2021
Transaction amount with related parties
Loan to shareholders
Yi Wang	—	—	600
Zheren Hu	—	—	250
Hui Lin	—	—	150
In December of 2021, Yuguan WFOE entered into an interest-free loan agreement with the shareholders of RMB1,000 in total, which was unsecured and repayable upon the
Grou
p
s demanding.

	As of December 31, 2021
	2020	2021
Balance amount with related parties
Prepayments and other current assets
Yi Wang	—	600
Zheren Hu	—	250
Hui Lin	—	150

23.	Restricted net assets
Relevant

PRC laws and regulations permit payments of dividends by the
Company
’s subsidiar
ies
and the VIE incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, the subsidiaries and the VIEs of the Company established in the PRC are required to annually appropriate
10
% of their net
after-tax
income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached
50
% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries and the VIEs incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances. There are no significant differences between US GAAP and PRC accounting standards in connection with the reported net assets of the legally owned subsidiary in the PRC and the VIE. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on use of proceeds generated by the
 Company
’s subsidiaries and the VIEs to satisfy any obligations of the Company.
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

F-4
4

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
The following condensed financial statements of the Company have been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the Parent Company used the equity method to account for its investment in its subsidiaries and VIEs. Such investment is presented on the separate condensed balance sheets of the Parent Company as “Payables to subsidiaries and VIEs”. The Company, its subsidiaries and VIEs were included in the consolidated financial statements whereby the inter-company balances and transactions were eliminated upon consolidation. The Company’s share of income from its subsidiaries and VIEs is reported as share of income from subsidiaries and VIEs in the condensed financial statements.
The Company is a Cayman Islands company and, therefore, is not subjected to income taxes for all years presented. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.
As of December 31, 2021, there were no material commitments or contingencies, significant provisions for long-term obligations or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements.

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

Condensed Financial Information of the Company
BALANCE SHEETS

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2 (e))
ASSETS
Current assets:
Cash and cash equivalents	2,888	574	90
Amounts due from subsidiaries and VIEs	866,102	895,041	140,451
Prepayments and other current assets	5,434	3,255	511
Short-term investment	64,910	6,759	1,061

Total current assets	939,334	905,629	142,113

Non-current assets:
Investment in equity fund	5,711	5,580	876

Total non-current assets	5,711	5,580	876

Total assets	945,045	911,209	142,989

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Payables to subsidiaries and VIEs	3,415	3,409	535
Accrued expenses and other current liabilities	1,543	8,931	1,401

Total current liabilities	4,958	12,340	1,936

Non-current liabilities:
Investment deficit in subsidiaries and VIEs	1,651,038	1,530,855	240,224
Other non-current liabilities	1,612	—	—

Total non-current liabilities	1,652,650	1,530,855	240,224

Total liabilities	1,657,608	1,543,195	242,160

Shareholders’ deficit
Class A ordinary shares (US$0.001 par value; 200,000,000 shares authorized; 29,926,647 and 30,408,054 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	212	215	34
Class B ordinary shares (US$0.001 par value; 25,000,000 shares authorized, 19,675,674 shares issued and outstanding as of December 31, 2020 and 2021, respectively)	121	121	19
Subscriptions receivable from founding shareholders	(201)	(279)	(44)
Treasury stock (US$0.001 par value; 781,011 shares as of December 31, 2020 and December 31, 2021, respectively)	(15,327)	(15,327)	(2,405)
Additional paid-in capital	1,198,852	1,221,834	191,733
Accumulated other comprehensive income	10,256	8,019	1,258
Accumulated deficit	(1,906,476)	(1,846,569)	(289,766)

Total shareholders’ deficit	(712,563)	(631,986)	(99,171)

Total liabilities and shareholders’ deficit	945,045	911,209	142,989

LAIX Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amount expressed in thousands of RMB and US$, except share data and per share data, or otherwise noted)

STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2 (e))
Operating expenses:
General and administrative expenses	(11,787)	(12,549)	(12,640)	(1,985)

Total operating expenses	(11,787)	(12,549)	(12,640)	(1,985)

Loss from operations	(11,787)	(12,549)	(12,640)	(1,985)
Interest income	6,280	2,797	47	7
Investment income	87	—	—	—
Other (loss)/income, net	(46)	—	2,149	338
(Loss)/income from subsidiaries and VIEs	(569,315)	(385,075)	70,351	11,040

(Loss)/income before provision for income taxes	(574,781)	(394,827)	59,907	9,400
Provision for income taxes	—	—	—	—

Net (loss)/income	(574,781)	(394,827)	59,907	9,400

Net (loss)/income attributable to ordinary shareholders	(574,781)	(394,827)	59,907	9,400

Net (loss)/income	(574,781)	(394,827)	59,907	9,400
Other comprehensive income/(loss)
—Foreign currency translation adjustment, net of nil tax	13,165	(19,227)	(2,237)	(351)

Comprehensive (loss)/income	(561,616)	(414,054)	57,670	9,049

STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ (Note 2 (e))
Cash flows used in operating activities	(11,422)	(13,448)	(2,778)	(436)
Cash flows (used in)/provided by investing activities	(119,440)	18,176	1,736	272
Cash flows (used in)/provided by financing activities	(16,344)	4,285	1,145	180
Effect of exchange rate changes on cash	2,121	(8,153)	(2,417)	(379)

Net (decrease)/increase in cash and cash equivalents	(145,085)	860	(2,314)	(363)
Cash and cash equivalents, beginning of year	147,113	2,028	2,888	453

Cash and cash equivalents, end of year	2,028	2,888	574	90